Form 20-F/A
period 1999-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2000-05-15
CIK 1031516

      As filed with the Securities and Exchange Commission on May 15, 2000
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO


                                    FORM 20-F

[ ] Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                                       OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the fiscal year ended September 30, 1999

                                       OR

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

           For the transition period from ____________to ____________

                         Commission file number 0-30082

                         ENVOY COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                         ENVOY COMMUNICATIONS GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                 Ontario, Canada
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

               26 Duncan Street, Toronto, Ontario, Canada M5V 2B9
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  COMMON SHARES
--------------------------------------------------------------------------------
                                (Title of Class)

                                      NONE
--------------------------------------------------------------------------------
                   (Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 1999 there were 17,898,965 common shares outstanding.


Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  YES  X   NO
                                               ---    ---


Indicate by check mark which financial statement item the Registrant has elected
to follow:   Item 17            Item 18  X
                     ------             ----


Currency and Exchange Rates
---------------------------

All monetary amounts contained in this Form 20-F are, unless otherwise indicated, expressed in Canadian dollars. On February 9, 2000 the noon buying rate for Canadian Dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to $1.443 Cdn. (see Item 8 for further exchange rate information to U.S. currency.)
================================================================================

                                TABLE OF CONTENTS

                                     PART I

Item 1.               Description of Business

Item 2.               Description of Property

Item 3.               Legal Proceedings

Item 4.               Control of Registrant

Item 5.               Nature of Trading Market

Item 6.               Exchange Controls and Other Limitations Affecting Security
                      Holders

Item 7.               Taxation

Item 8.               Selected Financial Data

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 9A.              Quantitative and Qualitative Disclosures About Market Risk

Item 10.              Directors and Officers of Registrant
Item 11.              Compensation of Directors and Officers
Item 12.              Options to Purchase Securities from Registrant or
                      Subsidiaries
Item 13.              Interest of Management in Certain Transactions

                                     PART II

Item 14.              Description of Securities to be Registered

                                    PART III

Item 15.              Defaults upon Senior Securities
Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

                                     PART IV

Item 17.              Financial Statements
Item 18.              Financial Statements
Item 19.              Financial Statements and Exhibits

                                     PART I

Item 1.  Description of Business

                  The following Description of Business contains forward-looking statements, which involve risks and uncertainties. Envoy's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "--Risk Factors" and elsewhere in this Form 20-F.

                         ENVOY COMMUNICATIONS GROUP INC.

General

                  Envoy Communications Group Inc. ("Envoy") is an integrated marketing communications company which is focusing upon its rapidly growing integrated e-marketing communications services business./1 Envoy's objective is to be a leading provider of integrated e-marketing communications services and is committed to building brands both on and off-line. Envoy estimates that e-marketing communications services represented 32% ($13.4 million) of Envoy's gross margin in fiscal 1999, a 28% increase over 25% ($3.4 million) of Envoy's gross margin in fiscal 1998. A substantial majority of these services are provided by means other than interactive digital services. Envoy's advertising services include creative concept development, branding, print and broadcast production and media planning and buying. In addition, Envoy provides event marketing, corporate identity, branding, public relations and website development and packaging design services. Historically, substantially all of Envoy's services have been rendered in the Canadian marketplace. Envoy's clients include major Canadian businesses and the Canadian operations of international corporations. Envoy's strategy is to continue to grow organically and by additional strategic acquisitions in Canada and the U.S. and ultimately in Europe. Envoy began offering its services in the U.S. effective as of October 1, 1998 through its acquisition of Hampel Stefanides, Inc. ("Hampel Stefanides"), an e-marketing communications services and advertising company based in New York City.

                  The principal place of business of Envoy is located at 26 Duncan Street, Toronto, Canada M5V 2B9. Envoy may be reached by telephone: (416) 593-1212; or facsimile: (416) 593-4434. Envoy's website is www.envoygrp.com. Information contained in Envoy's website does not constitute a part of this Form 20-F.

Development of the Business

                  Envoy was incorporated under the laws of the Province of British Columbia, Canada as "Potential Mines Ltd." in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since Envoy's acquisition in July 1991 of The Incentive Design Company Ltd. ("IDC"), Envoy has shifted the nature of its business to providing marketing communications services for promoting clients' products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in


--------

         /1 "e-marketing communications services" refers to Envoy's services, whether on or off-line, performed for its clients' Internet businesses and businesses related to the Internet, together with Envoy's on-line services performed for its other clients.

large part, through strategic acquisitions. Certain material acquisitions by Envoy are described below.

                  In July 1991, Envoy acquired IDC, a group of companies engaged in business and marketing communications, corporate incentive planning and corporate travel from Geoffrey Genovese and Christine Genovese, his wife. Geoffrey B. Genovese was the President and Chief Executive Officer of IDC at the time of such acquisition and has served in such capacities for Envoy since October 1993.

                  Envoy acquired The Communique Group Inc. (the "Communique Group") in October 1992. The Communique Group is the primary Canadian operating subsidiary of Envoy . It performs advertising services, including creative concept development, branding, print, broadcast and on-line advertising production, media planning and buying of space and airtime in off-line and on-line media and research and strategic planning regarding e-marketing.

                  In October 1997, Envoy effected an amalgamation of the Communique Group and three other subsidiaries of Envoy through which Envoy's business communications and product design services were provided, with the Communique Group being the continuing entity. Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. ("Promanad"), an advertising and public relations agency, of which Edwin B. Matthews was President. Promanad's operations also were combined with those of the Communique Group and Mr. Matthews serves as Vice President, Integration of Envoy.

                  Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides, effective as of October 1, 1998. Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc. ("Devlin"), a Toronto-based website design and development company. Effective as of May 1, 1999, Envoy acquired The Watt Group Inc. (the "Watt Group"), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. ("Watt Design"), a Toronto-based provider of design, packaging and marketing identity services to retailers. Donald G. Watt was Chairman of Watt Design prior to such acquisition by Envoy and now serves as Chairman of the Watt Group and a Director of Envoy.


                                BUSINESS OF ENVOY

Integrated Services Strategy

                  Envoy offers clients a strategy that delivers integrated marketing communications services through seven separate but complementary operating divisions providing cohesive services:

                  Communique Advertising - advertising utilizing traditional media, primarily television, radio
                                           and print, as well as on-line
                                           advertising.

                  Devlin - website development and design and other interactive digital communications services.

                  Communique Live -        event marketing, including corporate
                                           meeting and conference planning
                                           services and incentive travel
                                           programs.

                  Fusion -                 corporate identity and branding
                                           services.

                  Communique
                  Public Relations -       strategic communications.

                  Hampel Stefanides -      U.S. based e-marketing communications
                                           services and advertising.

                  Watt Group -             design, packaging and marketing
                                           identity services to retailers.


                  Envoy delivers cohesive marketing communications solutions to its clients utilizing the services of one or more of its operating divisions. By using the integrated services of several Envoy operating divisions, its clients can communicate in one clear voice executed through a range of media channels. Envoy's employees have expertise in a broad range of disciplines including business strategy, marketing, branding, information technology and creative design. Envoy works with a client from the analysis of its business objectives to the implementation of an appropriate solution. As a result, clients benefit not only from the time and cost savings of working with a single firm, but also from the integrated marketing communications strategy made possible by Envoy's integrated and coordinated range of marketing communications services. Based upon various competitor's public information and management's dealings with clients and prospective clients, management believes that this differentiates it from advertising or Internet service providers that focus on a single aspect of the range of marketing communications services.


                  For example, Benjamin Moore & Co. Limited ("Benjamin Moore"), Canada's premiere paint manufacturer, utilized Communique Advertising to create print, radio and television advertising campaigns emphasizing stylish colors, decorative painting techniques and the expertise of the client's retailers; Fusion to design logo, packaging and new retail environments to build strong brand awareness; Devlin to develop a digital CD with promotion themes to provide the client's sales representatives and independent retailers with product information; Communique Public Relations to produce "do-it-yourself" and "how-to" consumer education seminars in local markets; and Communique Live to plan theme events and an awards ceremony at annual dealer symposiums.


                  Envoy utilized four different operating divisions to deliver a fully integrated campaign to the Oxford Properties Group Incorporated ("Oxford Properties"). For 25 year old Oxford Properties, Fusion developed a new corporate identity program to be used in every facet of Oxford Properties' business, from its buildings, letterhead and uniforms to its parking garage tickets. Devlin created a web site to demonstrate Oxford Properties' vision to be the best tenant service provider in its industry, while the Watt Group designed a retail store front which houses Oxford Properties' tenant services center. Communique Public Relations coordinated a media relations campaign to inform all of Oxford Properties equityholders of the exciting changes taking place.

                  Another example of Envoy's delivery of cohesive integrated marketing communications services was its advertising campaign for Microsoft Network ("MSN") designed to increase awareness and trials of its website and understanding of the website's programming features. MSN, one of Canada's leading portals, is Microsoft Canada Co.'s ("Microsoft Canada") commercial on-line service providing entertainment programming and Internet services to its subscriber base. The Communique Group developed an integrated marketing communications strategy for MSN involving print, outdoor and the Internet. This strategy designed to pull Internet users to the MSN trial page rather than MSN's previous strategy to push users to the site through distribution of CD-ROMs, led to an increase in traffic to the MSN website from 500 to 5,500 visits per day. Envoy has decided not to rebid for the Microsoft Canada account primarily because the conflict of interest created by this client precluded Envoy from pursuing many other attractive client opportunities in related industry segments. Envoy's contract with Microsoft Canada ended on April 3, 2000.


                  Not all clients use the services of more than one of Envoy's operating divisions and Envoy provides such services on a stand-alone basis as well as part of an integrated model.

e-marketing Communications Services

                  Envoy provides integrated e-marketing communications services, including digital interactive new media communication services. Envoy defines its integrated e-marketing communications services as its services, whether on or off-line, performed for its clients' Internet businesses and businesses related to the Internet, together with its on-line services performed for its other clients. These activities include on-line advertising and promotions, branding, the design, development and maintenance of its clients' websites, research and strategic consulting regarding e-marketing, creating advertising and other promotional programs, whether or not on-line, designed to drive traffic to its clients' websites, to sell goods and services on the clients' websites or to promote its clients' Internet related business, the development of proprietary interactive software and on-line media planning and buying.

                  Envoy designs and produces on-line advertisements including banners and interstitials, which are advertisements that flash for several seconds while a selected website downloads. It designs, develops, implements, maintains, supports and promotes its clients' websites through on-line contests, on-line incentive programs, electronic coupons, electronic mail and loyalty promotions.

                  Examples of Envoy's e-marketing communications services activities include:

                  o                 Developing websites for BASF Canada
                           Incorporated, Clublink Corporation, Federal Express Canada Inc., Lante Corporation, Lucent Technologies Incorporated (Canada) ("Lucent Canada"), Make-Up Artists Co. (d/b/a MAC), Microsoft Canada, Ontario Hydro, Oxford Properties, Public Works and Government Services Canada and Toshiba of Canada Limited ("Toshiba Canada")./1


----------
         1 None of these clients contributed 10% or more to Envoy's gross margin during the fiscal year ended September 30, 1999. Envoy has decided not to rebid for the Microsoft Canada account primarily because the conflict of interest created by this client precluded Envoy from pursuing many other attractive client opportunities in related industry segments. Envoy's contract with Microsoft Canada ended on April 3, 2000.

                 o                  Print advertising and television commercials
                           for Triakk Services Inc. (d/b/a National Discount Brokerage), an on-line brokerage company ("National Discount Brokerage").

                 o                  Print, outdoor and on-line advertising for
                           Microsoft hotmail.

                 o                  On-line strategy and creative for CIBC
                           (Canadian Imperial Bank of Commerce).

                 o                  Network television commercials for CDNow,
                           Inc. ("CDNow") an on-line retailer of music CDs and other products, including original airing of commercials on the 1999 Grammys(C) television award show.

                  Based on interaction with its own clients and publicly available information regarding the industry, management believes that traditional advertising designed to generate traffic to, and commerce over, its clients' websites and promote its clients' Internet related businesses will continue to increase in importance. The building of brand awareness among target audiences requires that they be exposed repeatedly and continuously to a marketed message. Notwithstanding the increasing popularity of the Internet, the majority of Internet users do not as yet spend enough time on-line to be reached effectively solely by an on-line marketing communications campaign.

                  Envoy's integrated e-marketing communications services are rendered through the coordinated efforts of one or more of its operating divisions.

                  Communique Advertising. Communique Advertising provides advertising services, including creative concept development, branding, off-line and on-line advertising production, the planning and buying of space and airtime in off-line and on-line media and research and strategic consulting regarding e-marketing. Envoy believes it is one of the largest purchasers of Internet advertising in Canada based upon publicly available industry data as well as Envoy's own dealings with Canadian sellers of Internet advertising space. The Communique Group carries out Envoy's Agency of Record advertising services through its Communique Advertising division. One of the clients for which the Communique Group is Agency of Record in Canada is Toshiba Canada. Agency of Record status generally means that all of a client's advertising business, including creative concept development, branding, print and broadcast advertising production and media planning and buying, is contracted through the Communique Group. The Communique Advertising division then coordinates the overall provision of advertising services to the client, including through other Envoy divisions although, in certain cases, it may subcontract elements of such services to unaffiliated third parties. With the addition of Promanad in June 1998, Communique Advertising also provides an expanded base of clients and advertising services. Advertising is the core competency that integrates Envoy's cohesive marketing communications solutions.

                  Devlin. Devlin, an interactive multimedia agency acquired by Envoy effective in January 1999, provides interactive digital communication services. These activities include on-line digital interactive services such as the design, development and maintenance of its clients' websites, and research and strategic consulting regarding the Internet.

                  Devlin designs and produces on-line advertisements including banners and interstitials. It designs, develops, implements, maintains, supports and promotes its clients' websites through on-line contests, on-line incentive programs, electronic coupons, electronic mail and loyalty promotions.

                  Devlin developed a web-based communications tool referred to as "Decision Room." Decision Room is an on-line "meeting room" that allows users to easily exchange graphic or text files through password-protected access and enables review, feedback and approval in virtual business meetings. Originally developed for Devlin's own use, this tool can reduce communications and courier costs, streamline the project management process and document all decisions in an on-line database for review by relevant parties. In January 2000, Envoy launched a marketing effort for Decision Room as an on-line software application available for rental. Devlin has established an in-house "usability lab" to use in the design and development of clients' websites which enables Devlin to analyze interfaces, test navigation and apply research to optimize the usability by endusers of its clients' websites.

                  Communique Live. Communique Live provides event marketing services such as corporate meeting and conference planning services whereby its clients can reach out to the various communities with whom they wish to establish or enhance relationships such as employees, shareholders, dealers or the media. It creates live corporate events drawing upon theatre, music, video, multimedia and other disciplines. Communique Live arranges for client events such as product launches, car shows and other product presentations, national or regional sales staff and other employee meetings, annual shareholder or other investor meetings and corporate video presentations, including designing the sets and stages, providing the presenters and other talent and writing the scripts.

                  Communique Live also creates travel incentive programs, and arranges for group travel and accommodations therefor. It develops and implements themed travel packages designed to incentivize corporate sales and other employees. It develops the incentive reward program and promotes it to the target employees. Communique Live often then executes the travel reward including arranging all transportation, accommodations, meals, tours and other on-site entertainment and activities.

                  Fusion. Fusion provides corporate identity and branding as well as graphic design services. Fusion also devises creative packaging for its clients' products and their promotional and presentation materials and produces corporate brochures and annual reports. Its clients include businesses in the retail, manufacturing, service, communication and packaged goods industries.

                  Communique Public Relations. Communique Public Relations specializes in strategic communications with employees, the media and external audiences, including planning, media relations, internal communication and social marketing.

                  Hampel Stefanides. Hampel Stefanides provides a full range of e-marketing communications and advertising services to clients in the U.S. marketplace and is committed to building brands both on and off-line. Hampel Stefanides has begun performing advertising services for clients of Envoy's Canadian operations doing business in the U.S. marketplace.

Hampel Stefanides was awarded the on-line advertising, media planning and placement for Toshiba America Inc. ("Toshiba America"). Toshiba Canada is a client of Envoy in Canada.

                  Watt Group. As the successor to Watt Design, the Watt Group was acquired by Envoy effective in May 1999 and is one of North America's leading packaging and retail environment design businesses. Its graphic designs are represented in stores and households in various locations around the world. The Watt Group has created retail environments in many major North American cities. The Watt Group has worked with clients to develop retail concepts in food, restaurant, hardware, general merchandise and specialty stores.


                                |--------------------------------------------------------|
                                |           Envoy Communications Group Inc.              |
                                |--------------------------------------------------------|
                                                            |
            --------------------------------------------------------------------------------------------------
            |                           |                                      |                              |
|--------------------|         |------------------|                   |------------------|         |------------------|
|  The Communique    |         |     Hampel       |                   |     Devlin       |         |    The Watt      |
|    Group Inc.      |         |Stefanides, Inc.  |                   | Multimedia Inc.  |         |   Group Inc.     |
|--------------------|         |------------------|                   |------------------|         |------------------|
            |
            |-------------------------------------------------------------------------------------------
            |                           |                              |                                |
|--------------------|         |------------------|           |------------------|           |-------------------|
|                    |         |                  |           |                  |           |                   |
|    Communique      |         | Communique Live  |           |     Fusion       |           |    Communique     |
|   Advertising      |         |                  |           |                  |           |  Public Relations |
|--------------------|         |------------------|           |------------------|           |-------------------|

Clients

                  Envoy's clients include both large Canadian companies and the Canadian subsidiaries of international companies including Adidas (Canada) Limited, Armstrong World Industries, Inc., Bank of Montreal, Benjamin Moore, Bermuda Telephone Company, Bridgestone/Firestone Canada, The Canada Life Assurance Co, CIBC, Cognos Incorporated, Japan Camera Centre Limited, Lexus (a division of Toyota Canada Inc.), Lucent Canada, Parmalat Canada Limited, Rogers Group of Companies, Safeway Inc., Sprint Canada Inc., Steelcase Canada Incorporated Ltd., Toshiba Canada, United Distilleries & Vintners, and Wal-mart Stores Inc. Hampel Stefanides' clients include Aer Lingus, BASF Corporation, Castrol North America, CDNow and National Discount Brokerage.


                  Castrol North America accounted for approximately 10.3% of Envoy's gross margin in fiscal 1999. Microsoft Canada accounted for approximately 18% of Envoy's gross margin in fiscal 1998 and fiscal 1997. Envoy's contract with Microsoft Canada ended on April 3, 2000. Envoy has decided not to rebid for the Microsoft Canada account primarily because the conflict of interest created by this client precluded Envoy from pursuing many other attractive client opportunities in related industry segments. No other clients accounted for 10% or more of Envoy's gross margin in fiscal 1999, 1998 or 1997. Envoy's five largest clients accounted for approximately 38%, 41% and 41% of Envoy's gross margin in fiscal 1999, 1998 and 1997, respectively.

Employees

                  As of January 31, 2000, Envoy had 250 full time employees based in Toronto, Canada, plus 56 based in New York City. Of this total, 93 employees were engaged in client services, 87 in creative services, 15 in interactive media services, 12 in other media services, 32 in production, 5 in public relations, 3 in research, 44 in finance and administration, 6 in new business development and 9 in management.

Strategy

                  Envoy's strategy emphasizes long term relationships as a way to build business. Management believes that the combination of this strategy with its ability to be a one-stop agency serving all aspects of customers' marketing, advertising and communications needs furthers Envoy's ability to compete.

                  One of Envoy's competitive advantages is its ability to provide an integrated marketing communications solution to its clients. Envoy plans to continue to sell new products and services to existing and future clients. For instance, many of Envoy's traditional advertising clients now utilize Envoy's website design and development or event marketing services. Similarly, many clients who initially retained Envoy for website design and development or event marketing services ultimately have become advertising clients of Envoy.

                  Envoy believes that the effectiveness of its fully integrated service strategy is enhanced by its client service model. Each client is serviced by a single account service team which is comprised of representatives from each of Envoy's principal divisions. In this way, clients are assured that they receive the appropriate strategic marketing communications solution based on their needs.

                  With the acquisition of Hampel Stefanides, Envoy expanded its geographic base to include the U.S. Envoy intends to further expand geographically by way of acquisitions, including into the U.S. west coast and the United Kingdom.


                  As its geographic expansion continues, Envoy will seek to cross-sell its services to clients in these new regions. Envoy believes that there is significant opportunity to sell its fully-integrated service strategy to the clients of newly acquired businesses. During fiscal year 1999, Hampel Stefanides was successful in securing an on-line advertising account from Toshiba America. Toshiba Canada is a significant client of Envoy in Canada and the addition of its affiliate's U.S. based on-line advertising business represents one example of the new business opportunities available to Envoy from geographic cross-selling of its services. Similarly, Envoy's Canadian operations have begun to provide marketing communications services in Canada to some of Hampel Stefanides' U.S. clients who carry on business in Canada. Devlin developed a website for BASF Canada Incorporated. Its U.S. affiliate, BASF Corporation, is a client of Hampel Stefanides. Envoy has created the senior management position of Vice President, Integration to leverage the resources within Envoy in order to realize these opportunities.


                  Envoy intends to expand its existing operations, service offerings, client list and geographic coverage through both organic growth and strategic acquisitions of marketing communications companies. Envoy's objective is to be a leading provider of integrated e-marketing communications services and is committed to building brands both on and off-line.

Risk Factors

                  Envoy's business, financial condition and results of operations could be materially adversely affected by any of the following risks.

                  This Form 20-F contains forward-looking statements that involve risks and uncertainties. Envoy's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Envoy described below and elsewhere in this form.

                  The marketing communications industry is highly competitive. Envoy has competition in each of the markets in which it operates. Envoy competes with Canadian branches of large international marketing communications holding companies such as Cordiant Communications Group PLC, Interpublic Group of Companies Inc., Omnicom Group Inc., True North Communications Inc., and WPP Group PLC. Envoy also faces competition from Canadian national and regional advertising agencies as well as numerous specialized and integrated marketing communications firms and firms that specialize in or otherwise provide e-marketing communications services.

                  There can be no assurance that Envoy will be profitable. Although Envoy has had positive gross margin and net income and experienced revenue growth in recent periods, these gross margin and revenue growth rates may not be sustainable or indicative of future operating results. In addition, Envoy has incurred substantial costs to expand and integrate its operations and it intends to continue to invest heavily in ongoing expansion. Envoy's ongoing integration costs will include the combination of the financial, information and communications systems of the various acquired companies. Envoy's ongoing expansion costs will include the costs of acquiring new businesses, leasing of additional office space, hiring new employees and purchasing new computer and communications equipment. As a result of these and other costs, Envoy may incur future operating losses, and there can be no assurance that Envoy will sustain profitability.

                  Clients may not accept an integrated e-marketing strategy. The success of Envoy's integrated e-marketing strategy is dependent upon its clients' use of the services of Envoy for provision of many or all of their e-marketing communications needs. If Envoy's clients choose to utilize multiple firms, including various firms focusing on different aspects of e-marketing communications, including specialized website development or other Internet companies, Envoy's integrated e-marketing strategy will be adversely affected.

                  Envoy's results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of gross margin during the fiscal year ended September 30, 1999 for each of Envoy's clients that accounted for 10% or more of its gross margin and for Envoy's five largest clients combined:

                                                     Year Ended
Client                                           September 30, 1999
------                                           ------------------

Castrol North America....................              10.3%

Five largest clients combined............               38%

There can be no assurance that Envoy will be able to maintain its historical rate of growth or its current level of gross margin derived from any client in the future.

                  As is customary in the industry, Envoy does not have long-term contracts with any of its clients. Envoy's clients generally have the right to terminate their relationships with Envoy without penalty and with relatively short or no notice. The termination of Envoy's business relationships with any significant client, or a material reduction in the use of Envoy's services by any significant client, could adversely affect Envoy's future financial performance.

                  Envoy's operating results may vary from period to period. Envoy's operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of Envoy's control, including:

               o    timing of new projects;

               o    reductions, cancellations or completions of major projects;

               o    the loss of one or more significant clients;

               o    the opening or closing of an office;

               o    Envoy's relative mix of business;

               o    changes in pricing by Envoy or competitors;

               o    employee utilization rates;

               o    changes in personnel;

               o costs related to expansion of Envoy's business, including by acquisition;

               o    increased competition; and

               o    marketing budget decisions by Envoy's clients.

As a result of these fluctuations, period-to-period comparisons of Envoy's operating results cannot necessarily be relied upon as indicators of future performance. In some fiscal quarters Envoy's operating results may fall below the expectations of securities analysts and investors due to any of the factors described above.

                  The integration of acquired businesses may adversely affect Envoy's operating results. Envoy expects that the integration of businesses recently acquired by it as well as future acquisitions, if any, will place a significant burden on Envoy's management. Such integration is subject to risks and uncertainties, including:

               o the inability to effectively assimilate the operations, services, technologies, personnel and cultures of the acquired entities;

               o    the potential disruption of Envoy's business; and

               o the impairment or loss of relationships with employees and clients.

If in connection with Envoy's business acquisitions Envoy fails to integrate Envoy's operations successfully or on a timely basis, or if Envoy incurs unforeseen expenses, Envoy's financial performance could be materially and adversely affected. In addition, if Envoy is unable to identify complementary businesses to acquire or is unable to consummate acquisitions on acceptable terms, Envoy's expansion plans may be materially and adversely affected.

                  Continued growth of Envoy's business will place increased demands on its systems and resources and may impact Envoy's operating results. The expansion of Envoy's business and customer base has placed increased demands on Envoy's management, operating systems, internal controls and financial and physical resources. Envoy's continued growth, if any, may strain existing management and human resources, in particular, affecting Envoy's ability to attract and retain talented personnel. Consequently, Envoy may be required to increase expenditures to hire new employees, open new offices and invest in new equipment or make other capital expenditures. Any failure to expand any of the foregoing areas in an efficient manner could adversely affect Envoy's business. There also can be no assurance that Envoy will be able to sustain the rates of growth that Envoy has experienced in the past.

                  Envoy depends on its key management personnel for its future success. Envoy relies on its key management personnel including Geoffrey B. Genovese, Envoy's President and Chief Executive Officer. Envoy's future success will depend upon its ability to attract and retain additional highly skilled personnel. If any of Envoy's officers or key employees leave Envoy, the relationships that they have with Envoy's clients could be lost. In addition, Envoy's ability to generate revenues directly relates to Envoy's personnel, both in terms of the number and expertise of the personnel Envoy has available to work on its projects and the mix of full time employees, temporary employees and contract service providers Envoy utilizes. The competition for employees at all levels of the marketing communications industry, especially the digital interactive marketing industry, is intense and is increasing. As a result, if Envoy fails to retain existing employees or hire new employees when necessary, Envoy's business, financial condition and operating results could be materially and adversely affected.

                  Conflicts of interest and exclusivity arrangements with Envoy's clients may limit Envoy's ability to provide services to others. Conflicts of interest between clients and potential clients are inherent in the marketing communications industry. Moreover, as is customary in the marketing communications industry, Envoy has entered into exclusivity arrangements with many of Envoy's largest clients that restrict Envoy's ability to provide services to their competitors. Envoy has in the past been, and may in the future be, unable to take on new clients because such opportunities would require it to provide services to direct competitors of its existing clients. In addition, Envoy risks harming relationships with existing clients when it agrees to provide services to indirect competitors of existing clients. Prospective clients also may choose not to retain Envoy for reasons of actual or perceived conflicts of interest.

                  The developing market for certain of Envoy's e-marketing communications services is subject to uncertainties. The market for digital interactive services has only recently begun to develop, is evolving rapidly and is characterized by an increasing number of market entrants. Demand for and market acceptance of recently introduced services are subject to a high level of uncertainty and are dependent on a number of factors, including:

                  o                 the growth in consumer access to and
                           acceptance of new interactive technologies, such as the Internet, online services and corporate intranets;

                  o                 the development of technologies that
                           facilitate interactive communication between organizations and targeted audiences; and

                  o                 Envoy's ability to anticipate such
                           technologies and incorporate them into Envoy's services in a timely fashion.

                  Significant issues concerning the commercial use of these technologies remain unresolved, and may have a negative impact on the growth of marketing activities that utilize these technologies. Such significant issues include security, privacy, reliability, cost, ease of use and quality of service. In addition, no standards have yet been widely accepted for the measurement of the effectiveness of interactive marketing, and there can be no assurance that such standards will develop sufficiently to support interactive marketing as a significant marketing medium. There can be no assurance that the market for interactive marketing services will continue to grow, that demand for these services of Envoy will continue or that individual personal computer users in business or at home will continue to use the Internet or other interactive media for commerce and communication. If the market for digital interactive marketing services develops more slowly than Envoy expects, or if Envoy's services do not continue to achieve market acceptance, Envoy's future operating performance could be materially adversely affected.

                  Envoy's e-marketing communications services depend on continued growth in use and improvement of the Internet. Because Envoy provides e-marketing communications services, Envoy's future success significantly depends on the continued expansion of, and reliance of consumers and businesses on, the Internet. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet may be adversely affected as use increases. The improvement of the Internet in response to increased demands will require timely improvement of the high speed modems and other communications equipment that form the Internet infrastructure. The Internet has already experienced certain outages and delays as a result of damage to portions of its infrastructure. The effectiveness of the Internet may also decline due to delays in the development of adoption of new technical standards and protocols designed to support increased levels of activity. There can be no assurance that the infrastructure, products or services necessary to maintain and expand the Internet will be developed, or that the Internet will be a viable commercial medium for advertisers.

                  Changes in government regulation could adversely affect Envoy's business. The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. There are also a number of Canadian federal and provincial laws and regulations directed at specific audiences or products relating, for example, to advertising of food and drugs and advertising directed at children. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. There can be no assurance that Envoy will not be subject to claims against it or Envoy's clients by other companies or governmental agencies or that any such claims, regardless of merit, would not have a material adverse effect on Envoy's future operating performance.

                  The Canadian Radio-Television and Telecommunications Commission and Industry Canada are involved in the regulation of advertising. Relevant legislation includes the Competition Act which prohibits false or misleading advertising. In addition to the various laws and regulation, the advertising industry in Canada, as in most countries, has devised a sophisticated system of self-regulation. The Canadian Code of Advertising Standards forms the basis of this system, supplemented by the standards set by individual media and by other advertising-related associations. Canadian national television networks and various other media have also adopted strict and extensive standards governing the advertisements that they will accept for broadcast or publication.

                  Due to the increasing popularity and use of the Internet, any number of Canadian federal or provincial or foreign international laws and regulations may be adopted regarding libel, pricing, acceptable content, intellectual property ownership, taxation and quality of products and services. The U.S. Congress has recently passed legislation that regulates certain aspects of the Internet, including on-line content, copyright infringement, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. Any new legislation could inhibit the growth in use of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, or could in turn decrease the demand for Envoy's services or otherwise have a material adverse effect on Envoy's future operating performance.

                  Problems related to the "Year 2000 Issue" could adversely affect Envoy's business. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of Envoy's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of Envoy's operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Envoy retained a consultant to implement an assessment, remediation and testing program to ensure that its information processing and other ancillary systems properly utilize dates beyond December 31, 1999. Envoy has finished its remediation and contingency planning and believes that its systems are year 2000 compliant. Envoy has not experienced any material year 2000 related problems with its systems to date. See Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations - The Year 2000 Computer Risks."


                      THE MARKETING COMMUNICATIONS INDUSTRY

Industry Overview


                  The annual market for worldwide advertising expenditure for 1999 was estimated at U.S.$420 billion by Zenith Media Worldwide. The annual Canadian advertising expenditure was estimated at $8.8 billion Cdn. in 1997 and $9.5 billion Cdn. in 1998 by the Television Bureau of Canada. Due to media clutter, companies are looking outside traditional media for creative ways to market and advertise their products. The newer forms of communication include Internet marketing, event marketing, database and direct marketing, public relations packaging, and point-of-purchase advertising. With the growth in the use of the Internet, companies are increasingly seeking to improve their business practices through digital communications solutions. Today, digital communications solutions are largely Internet-based. Internet-based solutions include websites which present an opportunity for electronic or "e-commerce," Internet branding and the delivery of information and entertainment services.


                  Advertising expenditure is strongly influenced by economic conditions in local markets. Periods of high consumer spending create conditions for higher corporate profitability. As corporate profitability improves, this increases the resources available to clients for promoting their brands. Furthermore, companies are encouraged to increase levels of advertising during periods of higher consumer spending with the expectation that it is likely to be more effective. As a result of these factors, advertising expenditure tends to be strongly related to changes in gross domestic product.

                  There are certain non-economic factors which can influence advertising expenditure. These include government deregulation of media, particularly television, and the development of new media channels, the Internet, and new out-of-home opportunities including electronic displays and wall murals, all of which have created new opportunities for advertising and increased total advertising expenditure.

Client Relationships

                  Advertising agencies act on behalf of their clients on a wide range of products and services. The relationship between client and agency usually lasts for a number of years and contracts normally have three-month termination clauses. Clients in a particular product category may restrict agencies from working with competitors of the client in a country or region in order to avoid possible conflicts of interest. Agencies are frequently required to manage and avoid potential conflicts between competing clients and brands. This can involve the formation of independent operating units to ensure that client interests are not compromised.

Agency Remuneration

                  The traditional role of an advertising agency has been to provide both creative and media services. Agencies have customarily been remunerated by commissions based on a percentage of the total cost of an advertising campaign. This total cost is generally known in the industry as billings. Commissions, also known as income or revenue, were traditionally at a level of 15% of billings. Over the last 25 years, clients have increasingly sought accountability and value from their advertising agencies. This has resulted in a reduction in the level of commissions and a move towards fee based remuneration which is more closely based on the resources supplied by the agency. There has also been an increasing use of performance-related elements in remuneration.

Industry Trends

Separation of Media Services. As part of the process of demonstrating value and accountability to clients, there has been a trend towards separation of media services from creative services. Media planning and buying has become more complex as a result of the wider choice of media, the increased availability of audience measurement data and advances in information technology. This has required increased investment in staff training, systems and software to analyze media opportunities so as to provide maximum impact and lowest cost media buying for clients. The trend towards media separation varies according to geographic regions and client requirements.

Globalization and Industry Consolidation. Although the majority of advertising expenditure is dedicated to local advertising campaigns, many advertisers have expanded their brands internationally. To ensure consistent development of brands around the world, some clients are choosing to align their brands with a smaller number of advertising networks with greater international capabilities. Furthermore, to improve the efficiency of the relationship with their agencies, some clients are placing the advertising campaigns for a larger number of their brands with fewer networks. Many industry observers expect that this trend will continue and that there will be further concentration in market share among the worldwide advertising networks. These factors demonstrate the importance of a worldwide capability in the advertising industry. As a result, there is a process of consolidation among medium-sized agencies seeking to increase international coverage.

Integrated Marketing Services. Advertising is one part of the promotional marketing mix and is supported by a number of other marketing activities including sales promotion, direct and interactive marketing, event marketing, sponsorship, packaging design, point-of-sale display and public relations activity. Many clients continue to seek out agencies that utilize an integrated approach to developing marketing solutions because of their ability to deliver a unified message across all media resulting in greater consumer impact and better sales results.

Corporate Outsourcing. The drive for greater productivity within the North American business community has led many corporations to downsize their internal marketing departments and to outsource more of their marketing needs. In the past, these internal marketing departments would oversee and control the overall direction of a company's marketing messages and retain specialist firms such as advertising agencies, corporate identity firms, product packaging designers, direct mail specialists and others, to assemble components of the overall marketing campaign. As a result of the reduction of internal marketing personnel it has become increasingly difficult for many corporations to coordinate the work of a large number of individual contractors and to ensure the production of uniform and consistent marketing messages. This trend has and may continue to result in the increased use of firms supplying integrated marketing communications solutions.

Interactive Media. The emergence of new advertising vehicles such as Internet websites provide real time, one-to-one communication with the consumer. This process allows the consumer, as a result of the interactive process, to shape the advertising messages that they receive and become more engaged by the messages. Because the Internet enables advertisers to reach well-defined audiences without paying the higher cost of traditional mass media, it may increasingly become a cost-effective medium through which marketers can establish a personal, two-way relationship with consumers.

The Emergence of the Internet as an Advertising Medium

         The Internet has emerged as an important mass medium for advertising, direct marketing, communication and electronic commerce. International Data Corporation ("IDC"), a firm specializing in on-line research and analysis, estimates that Worldwide Web users numbered approximately 142 million in 1998 and will grow to more than 400 million in 2002. The rapid expansion of the Internet has led to significant growth in electronic commerce. IDC estimates that purchases of goods and services over the Internet will increase from U.S.$50 billion in 1998 to U.S.$734 billion in 2002. The growth of the Internet generally and of electronic commerce in particular has spurred traditional businesses to devote larger portions of their marketing budgets to Internet advertising, and has prompted Internet and electronic commerce companies to increase their spending on Internet advertising. Jupiter Communications, another on-line research firm, projects that on-line advertising revenues in the United States (excluding direct marketing) will grow from U.S.$1.9 billion in 1998 to U.S.$7.7 billion in 2002. Simba Information Inc. ("Simba"), a web advertising analyst, reported that on-line advertisers spent U.S.$1.3 billion on on-line advertising during the first three quarters of 1998 based upon data from the Internet Advertising Bureau, a trade association. In addition, Simba reported that consumer products companies spent more money on on-line advertising than computer industry companies for the first time during the third quarter of 1998. It opined that one reason for such growth in on-line advertising is the changing nature of Internet users to more accurately reflect the demographics of the general public. For example, significantly higher percentages of women and middle income users are accessing the Internet. Simba estimates that on-line advertising will grow to U.S.$7.1 billion in 2002.

Item 2. Description of Property

                  Envoy's principal executive offices consist of a five-story office building of approximately 36,000 square feet located at 26-28 Duncan Street, Toronto, Ontario, Canada. The offices are leased pursuant to a lease with an initial term of five years expiring on September 30, 2002 and an initial rent of $180,000 Cdn. per annum. The lease may be renewed by Envoy on six months prior written notice for a first option term of three years, a second option term of two years and a third option term of five years at specified increased rents per each renewal period. In connection with the lease negotiation, the landlord advanced to Envoy $400,000 Cdn. as a loan, with an interest rate of 0.925% per annum, for leasehold improvements, to be repaid over five years which repayment commenced October 1, 1997. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of such loan at September 30, 1999 was $260,380 Cdn.

                  The offices of Envoy's wholly-owned subsidiary Devlin are currently located at 185 Fredrick Street, Ground 100, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $56,976 Cdn. which expires in July 2002.

                  Envoy relocated its Fusion division as well as certain Watt Group employees in December 1999 to a 20,000 square foot office space at 172 John Street, Toronto, Ontario. These premises have been leased pursuant to a lease with a term which commenced on July 1, 1999 and expires in June 2002, and an initial annual rent of $120,000 Cdn. which rent increases each year of the lease term. The lease may be renewed by Envoy on six months prior written notice for three further terms of two years for the first option and five years for the second and third options at specified increased rents for each year of the renewal terms. In connection with the lease negotiation, the landlord has agreed to advance to Envoy $750,000 Cdn. as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years (or upon Envoy vacating the premises, if earlier) and secured by all trade fixtures of Envoy located in the premises, to finance a portion of the costs that Envoy anticipates incurring in connection with moving to, and making improvements upon, the premises. The leasehold improvements involve modernization of the facilities and other modifications expected to benefit both Envoy and the landlord.

                  The executive offices of Envoy's wholly-owned subsidiary, Hampel Stefanides, are located at 111 Fifth Avenue, New York, New York. The offices consist primarily of (i) 16,000 square feet of office space leased pursuant to a lease (the "HSI Lease") that expires in June 2004 with a current annual rent of approximately U.S.$324,000 which annual rent increases each year of the lease term; and (ii) 2,500 square feet of office space leased pursuant to a sublease that expires in January 2001 with a current annual rent of approximately U.S.$58,000 which annual rent increases each year of the sublease term. The HSI Lease requires Hampel Stefanides to maintain a letter of credit in the amount of U.S.$250,000, secured by a restricted cash deposit, to serve as a security deposit.

Item 3. Legal Proceedings

                  Envoy is not a party, and its property is not subject, to any material legal proceedings, and to the best of Envoy's knowledge, no material legal proceedings involving Envoy or its property are contemplated by government authorities.

Item 4. Control of Registrant

                  Ownership of Envoy's securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients and in general Envoy does not have knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of Envoy. Envoy is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government. Envoy is not a party to any arrangement, and does not know of any other arrangements, the operation of which may at a subsequent date result in a change in control of Envoy.

                  As of January 31, 2000, Envoy had an authorized share capital of 50,000,000 common shares without par value, of which 18,456,505 shares were issued and outstanding.

                  The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of January 31, 2000 with respect to (1) each person known by Envoy to be the owner either of record or beneficially of more than 10% of the issued and outstanding common shares of Envoy, and (2) all executive officers and directors of Envoy as a group (8 persons). As used in this table, "beneficial ownership" refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.


    Identity of Person or Group                   Amount Owned                       Percent of Class
    ---------------------------                   ------------                       ----------------
CDS & Co1......................                     14,037,268
NCI Account                                                                                76.06%
P.O. Box 1038 Station A
25 The Esplanade
Toronto, Ontario  M5W 1G5

Cede & Co./1...................                      1,856,168                             10.06%
P.O. Box 20
Bowling Green Station
New York, NY  10274
USA

All executive officers and
directors as a group (8 persons)2                    1,870,240                              9.87%

-------------------------------------
/1      CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

/2      Includes common shares held by certain family members or personal companies of certain executive officers or directors of Envoy.

                  See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries" for information regarding outstanding options to purchase 1,902,667 common shares and certain other rights to purchase up to 2,295,184 common shares of Envoy.

                  Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of the Registrant and its subsidiaries) are required to file individual insider reports of changes in their ownership in the Registrant's securities within 10 days following any trade in Envoy's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 1100, 865 Hornby Street Vancouver, British Columbia V6Z 21-14 (telephone 604/660-4800), at the offices of the Alberta Securities Commission, 410-300 5th Avenue, S.W., Calgary, Alberta T2P 3C4 (telephone 403/297-6454), at the offices of the Quebec Securities Commission, Stock Tower Exchange, 800 Victoria Square, Montreal, Quebec M42 1G3 (telephone 514/940-2150) and at the offices of the Ontario Securities Commission, 20 Queen Street West, 18th Floor, Toronto, Ontario M5H 358 (telephone 416/597-0681).

Item 5. Nature of Trading Market

                  The principal trading market for Envoy's common shares is the Toronto Stock Exchange (the "TSE"). The common shares are traded under the symbol "ECG". The common shares began trading on the TSE on September 3, 1997. From March 1984 until September 2, 1997 Envoy's shares traded on the Vancouver Stock Exchange. The common shares are not traded on any U.S. exchange or in any U.S. over-the-counter market.

                  The following tables set forth the reported high and low sale prices in Canadian dollars and total volume of trading for the common shares on the TSE for the quarterly periods indicated.


                                     High             Low         Vol (100's)
                                     ----             ---         -----------
Fiscal 1998

First Quarter                        4.40            3.37              1,865

Second Quarter                       4.68            3.50              3,009

Third Quarter                        4.67            3.35              2,224

Fourth Quarter                       4.05            3.50              1,537

Fiscal 1999

First Quarter                        4.50            3.85              3,006

Second Quarter                       4.35            3.40              3,348

Third Quarter                        8.70            4.10             11,754

Fourth Quarter                       9.20            5.65              7,666

Fiscal 2000

First Quarter                       10.00            4.80              8,549

                  On January 31, 2000, the closing price of the common shares as reported on the TSE was $8.00 Cdn. As of January 31, 2000, there were 18,456,505 outstanding common shares of Envoy of which 16,563,272 were held of record by Non-U.S. residents and 1,893,233 of which were held of record by 94 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy's shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy.

                  In connection with Envoy's acquisitions of Promanad and the Watt Group, certain of the Envoy shares payable in consideration for such acquisitions were deposited into, and remain in, escrow. The purpose of the escrow arrangements is to restrict transferability of the shares pending certain earn-out or other provisions discussed below.


                  99,946 shares are being held in escrow in connection with the Promanad acquisition and will be released in part to the beneficial owners from time to time until May 31, 2000 (or within 60 days thereafter) based upon satisfaction of predetermined performance targets for the transferred client relationships. Any shares not so released will be returned to Envoy. In accordance with the escrow agreement, upon release from escrow to the beneficial owners, the beneficial owners shall be entitled to receive all dividends or distributions made with respect to the escrowed shares. These escrow shares are not reflected as issued and outstanding share capital in the audited financial statements of Envoy at September 30, 1999, but will be reflected in Envoy's financial statements when earned and released from escrow.


                  Effective as of May 1, 1999, Envoy purchased the shares in the capital of the Watt Group in exchange for cash and 100,000 common shares of Envoy. The 100,000 shares of Envoy are being held in escrow and will be released in part to the beneficial owner from time to time until June 17, 2002. The periodic release of the escrowed shares is conditioned on the performance of a 3-year strategic alliance agreement between the Watt Group and Deuteronomy Inc., a Toronto-based provider of retail and manufacturing consulting services, the principal of which is Donald G. Watt, a Director of Envoy. The 100,000 escrow shares are reflected as issued and outstanding share capital of Envoy from and after the closing of the Watt Group acquisition.

                  Effective as of March 1, 1999, the TSE accepted Envoy's Notice of Intention to make a normal course issuer bid. Envoy indicated its intention to acquire, through the facilities of the TSE, up to 500,000 of its common shares for cancellation during the 12-month period commencing March 3, 1999. As of January 31, 2000, no common shares have been so acquired for cancellation.

                  See Item 12 "Options to Purchase Securities from Registrant or Subsidiaries" for information regarding outstanding options to purchase 1,902,667 common shares and certain other rights to purchase up to 2,295,184 common shares of Envoy.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

                  There is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Envoy, other than withholding tax requirement. See Item 7 "Taxation."

                  There is no limitation imposed by the laws of Canada, the laws of Ontario or British Columbia or by the charter or other constituent documents of Envoy on the right of a non-resident to hold or vote common shares of Envoy, other than as provided in the Investment

Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material provisions of the Investment Act which relate to the acquisition by a non-resident of common shares of Envoy. This summary is not a substitute for independent advice from an investor's own advisor, and it does not take into account any future statutory or regulatory amendments.

                  The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister') is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian other than an "NAFTA Investor" (as that term is defined in the Investment Act and which term generally means American and Mexican nationals ("NAFTA" refers to the North American Free Trade Agreement of
1993)) at any time Envoy is not controlled by a NAFTA Investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is $5,000,000 or more, or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity. An investment in common shares of Envoy by a NAFTA Investor, or by a non-Canadian at any time Envoy is controlled by a NAFTA Investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than Cdn. $150,000,000 in terms of "constant 1991 dollars", which for 1999 is Cdn. $184,000,000. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquiror through the ownership of common shares.

                  Certain transactions relating to common shares of Envoy would be exempt from the Investment Act including:

         (a) an acquisition of common shares of Envoy by a person in the ordinary course of that person's business as a trader or dealer in securities,

         (b) an acquisition of control of Envoy in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provision of the Investment Act,

         (c) an acquisition of control of Envoy by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Envoy through the ownership of common shares, remained unchanged,

         (d) an acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister, and

         (e) an acquisition of control of a Canadian business for the purpose of facilitating its financing and not for any purpose related to the provisions of the Investment Act on the condition that the acquirer divest itself of control within two years after it is acquired or within such longer period as is approved by the Minister.

Item 7. Taxation

                  The following discussion is intended to be a general description of the Canadian federal income tax considerations material to the ownership of common shares to specified persons and entities and is not intended to be, nor should it be construed to be, legal or tax advice, and no opinion or representation with respect to the income tax consequences is made. It does not take into account any particular party's individual circumstances and does not address consequences peculiar to any party subject to special provisions of Canadian income tax law. Therefore, individuals should consult their own tax advisors with respect to the tax consequences of an investment in the common shares.

                  The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder, all proposed amendments to the ITA and the regulations thereunder publicly announced by the Department of Finance, Canada prior to the date hereof, the current published administrative and assessing practices of Revenue Canada, the Canada-United States Income Tax Convention (1980) (the "Convention") and amendments thereto. Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative or assessing practices of Revenue Canada whether by legislative, governmental or judicial action and does not take into account or anticipate provincial, territorial or foreign tax considerations.

                  The summary relates to the principal Canadian income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold common shares, deal at arm's length with Envoy, will hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not "financial institutions" for the purposes of the mark-to-market rules, and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment or in connection with a fixed base in Canada (a "U.S. Holder").

                  Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of Envoy, the rate of such withholding is 5%.

                  A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares unless at the time of such disposition such common shares constitute "taxable Canadian property" of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, such as the TSE on which Envoy's shares are listed, for the purposes of the ITA at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the five year period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada.

Item 8. Selected Financial Data/1

Selected Financial Data


                  The following table sets forth in Canadian dollars selected financial data for Envoy for the fiscal years indicated below prepared in accordance with Canadian generally accepted accounting principles unless otherwise noted. The following selected financial data should be read in conjunction with the more detailed financial statements and the related notes thereto appearing elsewhere in this Form 20-F and the discussion under Item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. The statements of operations data of Envoy for the fiscal years ended September 30, 1996 and 1995 and the balance sheet data of Envoy as of September 30, 1996 and 1995 are derived from financial statements of Envoy that have been audited by BDO Dunwoody LLP, independent public accountants, which are not included in this Form 20-F. The selected financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates.



                                                                        September 30,
                                        ---------------------------------------------------------------------------
                                             1999/1          1998/2         1997          1996              1995
                                        ---------------------------------------------------------------------------
                                              (all amounts in 000s of Canadian dollars, except per share data)

Statement of Operations Data:

Revenue...............................   $138,331          $37,844       $23,444       $16,057     $  11,900

Gross Margin..........................     41,787           13,491         8,675         5,426         3,371

Net Income (Loss).....................      2,877            1,503         1,179           400          (343)

Net Income (Loss) per Share/3, /4.....      $0.20            $0.15         $0.12         $0.06         $(.09)


----------
         1/ The financial statements of Envoy are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), which differs in certain significant respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Reconciliation to U.S. GAAP is set forth in Note 16 to the Notes to the audited Financial Statements of Envoy as well as in Note 4 to the following table. Envoy's results of operations under U.S. GAAP for the years ended September 30, 1999, 1998 and 1997 are as disclosed in Note 16 to the Notes to the audited Financial Statements of Envoy as well as in Note 4 below.

                                                                        September 30,
                                        ---------------------------------------------------------------------------
                                             1999            1998            1997            1996            1995
                                        ---------------------------------------------------------------------------
                                                         (all amounts in 000s of Canadian dollars)

Balance Sheet Data:

Current Assets........................     47,233          15,684           6,352           3,129           1,912

Total Assets..........................     78,460          25,330           8,709           4,529           3,361

Long Term Debt5.......................      2,151             223               -               -             300

Shareholders' Equity..................     40,612          13,317           3,937           2,343             263

Retained Earnings (Deficit)/6.........     $5,493          $2,682          $1,179         $(9,887)       $(10,287)



----------
/1       The Statement of Operations Data for the year ended September 30, 1999 includes the results of operations of Hampel Stefanides, acquired effective as of October 1, 1998, for the entire twelve month period, the results of operations of Devlin, acquired effective as of January 1, 1999, for the nine month period from January 1, 1999 to September 30, 1999 and the results of operations of the Watt Group, acquired effective as of May 1, 1999, for the five month period from May 1, 1999 to September 30, 1999. See Item 1 "Description of Business - Envoy - Development of the Business" for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5029 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.4674 Cdn. Except as set forth in footnote 2, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.


/2       The Statement of Operations Data for the year ended September
30, 1998 includes the results of operations for the four month period from June 1, 1998 to September 30, 1998 of Promanad, acquired effective as of June 1, 1998. See Item 1 "Description of Business - Envoy - Development of the Business" for a description of such acquisition. Except as set forth in footnote 1, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

/3       Reflects a five-for-1 reverse stock split effected in December 1995.


/4       As reflected in Note 16 to the Notes to the audited Financial
Statements of Envoy, in accordance with the reconciliation to U.S. GAAP set forth therein, the diluted net income per share for the years ended September 30, 1999, 1998 and 1997 was $0.12, $0.08 and $0.25, respectively.



/5       Long term debt represents only the long term portion of total debt.



/6       During 1997, the share capital of Envoy was reduced by $9,886,961 pursuant to a special resolution of the shareholders dated August 15, 1997. The reduction in share capital was applied against the opening deficit of $9,886,961. See Note 10 to the Notes to the audited Financial

Statements of Envoy. Retained earnings as at September, 1999 excludes the cumulative foreign currency translation adjustment of $494,844. See Note 1(g) to the Notes to the audited Financial Statements of Envoy.



                  Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future.

Exchange Rates

                  On February 9, 2000, the noon buying rate for Canadian dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to 1.443 Cdn. The following table sets forth for the periods indicated certain information regarding the exchange rate into U.S. currency of Canadian dollars. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                          September 30,
                          ---------------------------------------------------------------------------
                               1999            1998            1997            1996            1995
                          ---------------------------------------------------------------------------

Period End                    1.3509          1.3694          1.3872          1.5176           1.4695

Average*                      1.3739          1.3641          1.3702          1.5265           1.5033

High                          1.4130          1.3752          1.3942          1.5452           1.5570

Low                           1.3503          1.3458          1.3381          1.4977           1.4512

* The average rate means the average of the exchange rates on the last day of each month during the fiscal period.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

                  The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of Envoy and notes relating thereto included elsewhere in this Form 20-F. The information contained in this Item 9 refers to financial statements of Envoy which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 16 to the Notes to the audited Financial Statements of Envoy. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

                  The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements contained in the following discussion. Statements in this Form 20-F concerning Envoy's outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses or other financial items and statements made with respect to any future events, conditions, performance or other matters are "forward looking statements" as that term is defined under the U.S. federal securities laws. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of the Internet and Envoy's Internet and other e-marketing communications services, (ii) that Envoy has grown rapidly in the last several years and there can be no assurance that Envoy will continue to be able to grow profitably or manage its growth, (iii) risks associated with acquisitions, (iv) risks associated with competition, (v) that Envoy's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, and (vi) that the loss of services of certain key individuals could have a material adverse effect on Envoy's business, financial condition or operating results.

Overview

                  Envoy is an integrated marketing communications company which is focusing upon its rapidly growing integrated e-marketing communications services business. A significant percentage of Envoy's business is from "e-marketing communications services". Based on information available to it, management believes that this percentage increased in fiscal 1999 compared to fiscal 1998 and in fiscal 1998 compared to fiscal 1997. "e-marketing communications services" in this Form 20-F refers to Envoy's services, whether on or off-line, performed for its clients' Internet businesses and businesses related to the Internet, together with Envoy's on-line services performed for its other clients. Such activities include on-line advertising and promotions, branding, the design, development and maintenance of its clients' websites, research and strategic consulting regarding e-marketing, creating advertising and other promotional programs, whether or not on-line, designed to drive traffic to its clients' websites, to sell goods and services on the clients' websites or to promote its clients' Internet related businesses, the development of proprietary interactive software and on-line media planning and buying. Examples of Envoy's e-marketing communications services activities include:

                  o                 Developing websites for BASF Canada
                           Incorporated, Clublink Corporation, Federal Express Canada Inc., Lante Corporation, Lucent Canada, Make-Up Artists Co. (d/b/a MAC), Microsoft Canada, Ontario Hydro, Oxford Properties, Public Works and Government Services Canada and Toshiba Canada./1

                  o                 Print advertising and television commercials
                           for National Discount Brokerage, an on-line brokerage company.

                  o                 Print, outdoor and on-line advertising for
                           Microsoft hotmail.

                  o                 Print, outdoor and on-line advertising for
                           MSN, one of Canada's leading portals.

                  o                 On-line strategy and creative for CIBC.



----------
         /1 None of these clients contributed 10% or more to Envoy's gross margin during the fiscal year ended September 30, 1999. Envoy has decided not to rebid for the Microsoft Canada account. Envoy's contract with Microsoft Canada ended on April 3, 2000.

                  o                 Network television commercials for CDNow, an
                           on-line retailer of music CDs and other products, including original airing of commercials on the 1999 Grammys(C) television award show.

                  Envoy estimates that e-marketing communications services represented 32% ($13.4 million) of Envoy's gross margin in fiscal 1999, a 28% increase over 25% ($3.4 million) of Envoy's gross margin in fiscal 1998. A substantial majority of these services are provided by means other than interactive digital services. Envoy's business plan anticipates that the dollar amount of its gross margin derived from e-marketing communications services will continue to increase for the foreseeable future. Envoy's e-marketing communications services are provided by means of its advertising services as well as its other services.

                  Through its subsidiaries, Envoy provides integrated advertising services, including creative concept development, branding, off-line and on-line advertising production and the planning and buying of space and airtime in off-line and on-line media. Envoy believes that it is one of the largest purchasers of Internet advertising in Canada based upon publicly available industry data as well as Envoy's own dealings with Canadian sellers of Internet advertising space. Envoy's advertising services have been provided primarily by the Communique Advertising division of its Communique Group. In the case of many clients, the Communique Group is retained as the "Agency of Record." The Communique Advertising division combined with the advertising group of Promanad effective as of June 1, 1998. In addition, effective as of October 1, 1998, Envoy acquired Hampel Stefanides, an e-marketing communications services and advertising company based in New York City. In addition to its advertising and e-marketing communications services, Envoy provides event marketing, including corporate meeting and conference planning, group travel and incentive coordination through its Communique Live division; corporate identity, branding and graphic design services through its Fusion division, which is the combination of the design groups of the Communique Group and Promanad; public relations services through its Communique Public Relations division, acquired as part of the Promanad acquisition; and interactive digital communications services, including multi-media development and Internet website design and maintenance through Devlin, a website design and development company acquired by Envoy effective as of January 1, 1999, which was combined with Envoy's interactive division. Historically, substantially all Envoy's services have been rendered in the Canadian marketplace. Envoy's clients include major Canadian businesses and the Canadian operations of international corporations. Envoy operates in one business segment located in Canada.


                  Revenues. Envoy's revenues represent amounts billable by Envoy to clients, in respect of both agency and non-agency services, which include (i) Envoy's compensation for its services as discussed below, and (ii) the recovery of pass-through of costs (pass-through costs representing Envoy's cost of sales) incurred on behalf of clients such as media and production costs as discussed below. Under the terms of its contracts with most, but not all, of its clients, Envoy pays for and passes through to its clients the costs of the clients' media placements and related expenses, as described below; in such capacity Envoy is providing agency services. Accordingly, the amount of Envoy's revenues depends in large part, upon whether Envoy is to provide such services. Envoy's revenues do not equate to "billings", a term commonly used to measure the size of advertising agencies. For instance, "billings" generally includes all media costs, including those paid for directly by the client.


                  Costs of Sales. Costs of sales represents costs incurred on behalf of and passed through to clients primarily for (i) third party media space or time for the client's advertisements in cases where Envoy performs media buying services for the client, (ii) external costs associated with the design and production of print advertisements and broadcast commercials, and (iii) third party vendor costs in connection with meetings, conferences and special events planned by Envoy including for talent, catering, group travel and accommodations. Media placements costs have historically comprised the largest component of costs of sales.


                  Gross Margin. Envoy's gross margin represents its compensation for its services. A portion of Envoy's compensation from its agency or advertising services is generated from non-refundable monthly agency fees and the balance is from commissions. Envoy's compensation from its non-agency or "project related" services are primarily generated from project fees and hourly charges. Gross margin equals Envoy's revenues less its costs of sales.



                  Operating Expenses. Salaries and benefits and general and administrative costs represent Envoy's two largest operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs and professional services.



                  Recognition Policies. In general, Envoy recognizes its compensation for its services as follows. Fees earned for non-agency services are recognized upon the performance of Envoy's services when Envoy earns a per diem fee or, in the case of a fixed fee, upon substantial completion of Envoy's services and acceptance by the client. Non-agency fees billed to clients in excess of fees recognized as revenue are recorded as deferred revenue. Non-agency fees earned but not yet billed are recorded in accounts receivable.



                  When Envoy's compensation for its agency services are commission based, commissions earned from advertising placed with media are recognized at the time the advertising appears or is broadcast or, in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending on the terms of the arrangement. Commissions earned for production expenditures are recognized upon completion by Envoy of its services and acceptance by the client. When Envoy's compensation for its agency services are fee based, non-refundable monthly agency fees are recognized in the month earned.



                  In addition, revenue also includes the recovery of pass-through costs incurred on behalf of clients, such as media and production expenses, which are recognized in revenue in the case of media expenditures at the time the advertisement appears or is broadcast, or in the case of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered, depending upon the terms of the arrangement. In the case of production expenditures, the recovery of pass-through costs are recognized as revenue upon completion by Envoy of the services and acceptance by the client. Revenues are recognized only when the collection of such revenue is considered probable. Pass-through costs related to media are accrued and expensed in cost of sales at the time the advertisement appears or is broadcast or in the case of on-line advertising, either ratably over the period the advertising appears or based on the actual impressions delivered, depending upon the terms of the arrangement, for both being the time at which the related recovery of pass-through costs are recognized in revenue. Those pass-through costs related to production are accrued and recorded in work in process at the time the third party suppliers render their services. Production pass-through costs are expensed in cost of sales at the time the related recovery of such costs is recognized in revenue. Billings for pass-through costs in excess of costs incurred are included in deferred revenue. Work in process represents pass-through costs incurred in excess of billings. Work in process does not include internal salary costs as such costs are expensed as incurred.


                  Tax Matters. With respect to Envoy's 1997 and 1998 fiscal years, Envoy had tax loss carryforwards sufficient to cover its Canadian income tax liabilities. In 1999, Envoy fully utilized previous tax loss carryforwards to reduce its Canadian income tax liability as set forth in Note 9 to the Notes to the audited Financial Statements of Envoy.

Results of Operations

Year Ended September 30, 1999 compared to Year Ended September 30, 1998

                  Revenues. Revenues increased by 266% to $138.3 million from $37.8 million. During fiscal 1999, Envoy completed three acquisitions: the acquisition of Hampel Stefanides, a U.S. based advertising agency, effective as of October 1, 1998; the acquisition of Devlin, a Toronto-based website design and development company, effective as of January 1, 1999; and the acquisition of the Watt Group, a Toronto-based provider of design, packaging and marketing identity services to retailers, effective as of May 1, 1999. These acquisitions were accounted for as purchases and Envoy's results of operations for fiscal 1999 include the acquired operations from the respective effective dates of the acquisitions. In addition, Envoy completed the acquisition of Promanad, an advertising agency, effective as of June 1, 1998. Envoy's results for fiscal 1999 include the acquired operations of Promanad although such acquired operations are not included in Envoy's results for the first eight months of fiscal 1998 which period ended prior to Promanad's effective acquisition date. The acquired operations of Hampel Stefanides, Devlin and the Watt Group accounted for approximately $84.2 million, or 84%, of the increase in revenues in fiscal 1999.

                  Envoy's advertising business generated $117.8 million, or 85%, of Envoy's revenues for fiscal 1999 compared to $32.4 million, or 86%, in fiscal 1998. The balance was generated from project related business.

                  Envoy's revenues increased due to both inclusion of revenues from its business acquisitions as well as increased revenues from its existing business in the advertising and project related areas, as to new accounts and existing clients.


                  Envoy's accounts receivable increased by 153% to $27.2 million at September 30, 1999 from $10.8 million at September 30, 1998. Accounts receivable represented 20% of revenue for the year ended September 30, 1999 compared to 19.2% of revenue for the year ended September 30, 1998, on a pro forma basis after giving effect to the acquisition in June 1998 of Promanad. The increase in accounts receivable is principally the result of the acquisition of the Watt Group and Hampel Stefanides during fiscal 1999. As at September 30, 1999, accounts receivable in respect of Hampel Stefanides and the Watt Group amounted to $10.7 million and

$4.1 million, respectively. Accounts receivable as a percentage of revenue for the year ended September 30, 1999 is distorted by the fact that the Watt Group was included only for the five month period of fiscal 1999 subsequent to its acquisition. Had the Watt Group's results of operations been included in Envoy's results of operations for the full fiscal year ended September 30, 1999, Envoy's receivables as a percentage of revenue would have been approximately 18.6%.


                  Costs of Sales. Costs of sales increased as a percentage of revenues to 70% in fiscal 1999 from 64% in fiscal 1998. The amount of the costs of sales is dependent upon the nature of services provided by Envoy, in particular whether or not such services include media buying. The amount of media buying does not directly affect Envoy's gross margin.

                  Gross Margin. Gross margin increased by 210%, from $13.5 million in fiscal 1998 to $41.8 million in fiscal 1999. The acquired operations of Hampel Stefanides, Devlin and the Watt Group accounted for approximately $24.2 million, or 85%, of this increase in gross margin. The remaining increase in gross margin was a result of an increase in gross margin in the advertising business from existing operations by an amount equal to 18% of the overall gross margin increase, offset by a decrease in gross margin in the project related business from existing operations by an amount equal to 3% of the overall gross margin increase. Increased gross margin in the advertising business from existing operations was a product of expanded business from existing clients as to 51%, and the effects of new accounts as to 49%.

                  Envoy's advertising business generated $28.4 million, or 68%, of Envoy's gross margin in fiscal 1999, compared to $12.8 million, or 95%, in fiscal 1998. The balance was generated from project related business.


                  Microsoft Canada represented 5.8% of Envoy's gross margin for fiscal 1999 compared to 18% for fiscal 1998.


                  Operating Expenses. Operating expenses increased by 205% to $36.3 million for fiscal 1999 from $11.9 million for fiscal 1998. As a percentage of gross margin, operating expenses remained relatively constant at 87% for fiscal 1999 as compared to 88% for fiscal 1998. The primary reasons for the increase in operating expenses was an increase in salaries and benefits of $19.8 million, or 332%, an increase in general and administrative of $1.9 million, or 38%, an increase in occupancy costs of $1.5 million, or 353%, an increase of depreciation of $981,000, or 212%, an increase of goodwill amortization of $506,000, or 485%, and an increase in interest to $282,000 from $20,000. The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support personnel employed to handle the continued growth and expanded operations throughout Envoy and related recruiting and hiring costs. The additional general and administrative expenses were largely due to expanded business development activities by Envoy's existing business divisions as well as new and expanded business development activity by the acquired businesses. Business development activities include new business pitches to potential clients and existing clients with respect to new products, services or their respective affiliates, client presentations, advertising and promotion for Envoy, award entry fees and research. General and administrative expenses decreased as a percentage of gross margin to 17% in fiscal 1999 from 37% in fiscal 1998 largely due to operating synergies derived from the combination of Envoy's existing business with its newly acquired businesses. The additional depreciation was largely due to the depreciation of the costs of Envoy's new office space into which it relocated during fiscal 1998 and depreciation of newly purchased capital equipment. The additional goodwill amortization was largely due to the increased amount of goodwill derived from acquisitions consummated during fiscal 1999 and late fiscal 1998. The additional occupancy costs were largely due to such relocation as well as the costs of offices of Hampel Stefanides and Devlin. The additional interest was largely due to the credit facility established by Envoy in October 1998 to fund the closing payments for the acquisition of Hampel Stefanides.




                  Net Income. Primarily as a result of the foregoing factors, net income increased by 91% to $2.9 million for fiscal 1999 from $1.5 million for fiscal 1998.


Year Ended September 30, 1998 compared to Year Ended September 30, 1997

                  Revenues. Revenues increased by 61% to $37.8 million from $23.4 million. During fiscal 1998, Envoy completed three acquisitions: the acquisition of Promanad, an advertising agency, effective as of June 1, 1998; the acquisition of 1300325 Ontario, Inc., operating as Infonautica, a digital interactive services company, on June 30, 1998; and the acquisition of the remaining 65% interest that Envoy had not owned in Vertex Communications Limited, a digital interactive services company, on October 10, 1997. These acquisitions were accounted for as purchases and Envoy's results of operations for fiscal 1998 include the acquired operations from the respective effective dates of the acquisitions. The acquired operations accounted for $9.3 million, or 65%, of the increase of revenues in fiscal 1998. 61% of the increased revenues from existing operations was derived from the advertising business, 25% from corporate communications and conference planning and 14% from digital communications.

                  Envoy's advertising business generated $28 million, or 74%, of Envoy's fiscal 1998 revenues compared to $13.6 million, or 82%, of Envoy's fiscal 1997 revenues. The balance was generated from revenues from its project related areas, as to new accounts and existing clients.


                  Envoy's accounts receivable increased by 165% to $10.1 million at September 30, 1998 from $3.8 million at September 30, 1997. Accounts receivable represented 26% of revenue for the year ended September 30, 1998 compared to 16% for the year ended September 30, 1997. The increase in accounts receivable was principally due to the acquisition of Promanad effective as of June 1, 1998. On the date of acquisition, Promanad had approximately $6.0 million in accounts receivable. Had Promanad's results of operations been included in Envoy's results of operations for the full fiscal year ended September 30, 1998, Envoy's accounts receivable as a percentage of revenue would have been approximately 17.6%, comparable to the percentage for 1997.


                  Costs of Sales. Costs of sales increased slightly as a percentage of revenues to 64% in fiscal 1998 from 63% in fiscal 1997. The amount of the costs of sales is dependent upon the nature of services provided by Envoy and whether or not such services include media buying. The amount of media buying does not directly affect Envoy's gross margin.

                  Gross Margin. Gross margin increased by 56% to $13.5 million in fiscal 1998 from $8.7 million in fiscal 1997. The operations acquired in fiscal 1998 accounted for $1.9 million, or 40%, of the increase in gross margin. 45% of the increased gross margin from existing operations was derived from the advertising business and the balance from the project related area. Increased gross margin in the advertising business from existing operations was a product of expanded business from existing clients as to 36%, and the effects of new accounts as to 64%.

                  Envoy's advertising business generated $7.6 million, or 56%, of Envoy's fiscal 1998 gross margin, compared to $3.9 million, or 45%, in fiscal 1997.


                  Microsoft Canada represented 18% of Envoy's gross margin for fiscal 1998 and fiscal 1997.


                  Operating Expenses. Operating expenses increased by 60% to $12 million for fiscal 1998 from $7.5 million for fiscal 1997. As a percentage of gross margin, operating expenses increased to 89% for fiscal 1998 from 86% for fiscal 1997. The primary reasons for the increase in operating expenses was an increase in salaries and benefits of $3.3 million, or 122%, an increase in general and administrative of $758,000, or 18%, an increase in occupancy costs of $107,000, or 35%, and an increase of amortization of $350,000, or 165%. The increase in salaries and benefits reflects the additional management and client support personnel employed to handle the continued growth and expanded operations throughout Envoy. The additional general and administrative expenses were largely due to expanded business development activities. Business development activities include new business pitches to potential clients and existing clients with respect to new products, services or their respective affiliates, client presentations, advertising and promotion for Envoy, award entry fees and research. The additional occupancy costs and amortization were largely due to the amortization of the costs of Envoy's new office space into which it relocated during fiscal 1998.




                  Net Income. Primarily as a result of the foregoing factors, net income increased by 27% to $1.5 million for fiscal 1998 from $1.2 million for fiscal 1997.


Liquidity and Capital Resources

                  Envoy's principal capital requirements have been to fund acquisitions and capital expenditures and for working capital purposes. Envoy has met its liquidity needs in recent years through funds provided from operating activities, equity offerings, and in connection with the acquisition of Hampel Stefanides, from long-term borrowings as described below.

                  On May 11, 1999, Envoy issued 3,300,000 special warrants to acquire common shares of Envoy for an aggregate purchase price of $18.2 million Cdn. On August 12, 1999, each outstanding warrant was automatically exercised in accordance with its terms for one Envoy common share for no additional consideration. Of the proceeds (after deduction of agent's fee of $1.2 million and expenses of the issue), $4.5 million was used to repay the credit facility described below, $7.0 million was used to finance the acquisition of the assets and business of Watt Design and the remainder is intended to be used for acquisitions and general corporate purposes. See Item 1 "Description of Business
- Envoy - Development of Business" for a description of such acquisition.


                  Envoy had a working capital balance of $11.5 million and a cash balance of $15.3 million at September 30, 1999 ($3.9 and $3.1 million, respectively, at September 30, 1998). Net cash provided by operating activities before any increase or decrease in non-cash operating working capital was $5.0 million for the year ended

September 30, 1999 and 2.1 million for the fiscal year ended September 30, 1998.


                  Hampel Stefanides has a letter of credit in the amount of U.S.$250,000 to serve as a security deposit under the HSI Sublease. Such letter of credit is secured by a restricted cash deposit. In addition, Envoy had other restricted cash of $175,000 at September 30, 1999 ($0 at September 30, 1998) representing customer deposits. See Note 3 to the audited Financial Statements of Envoy.


                  In October 1998, Envoy established a $6 million credit facility consisting of an operating facility with maximum credit available of $1 million and a $5 million term loan repayable over a three-year period. The purpose of the credit facility was to supplement Envoy's working capital position and assist with the acquisition of Hampel Stefanides. As of September 30, 1999, $3.5 million was outstanding under the credit facility. Additional consideration of $1.7 million cash and 450,040 common shares was paid in November 1999 in connection with the Hampel Stefanides acquisition based on its results for fiscal 1999. Envoy may be required to pay additional cash consideration in respect of the acquisition of Hampel Stefanides through September 30, 2002 depending on the financial performance of Hampel Stefanides for the fiscal years included therein.


                  Cash flow from operations as well as the availability of funds under existing credit facilities and the net proceeds of its special warrant offering are expected to provide Envoy with the liquidity to meet its current foreseeable cash needs for at least the next year. Envoy intends to continue to seek suitable businesses to acquire in furtherance of its expansion strategy. Envoy may effectuate additional equity or debt financings to fund any such acquisitions.

The Year 2000 Computer Risks

                  The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of Envoy's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of Envoy's operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Envoy retained a consultant to implement an assessment, remediation and testing program to ensure that its information processing and other ancillary systems properly utilize dates beyond December 31, 1999. Envoy has finished its remediation and contingency planning and believes that its systems are year 2000 compliant. Envoy has not experienced any material year 2000 related problems with its systems to date.

                  Envoy conducts transactions and perform services that interface directly with systems of its clients. There is no guarantee that the systems of Envoy's clients or other companies on which Envoy's systems rely will be timely converted and will not experience material business disruptions that could affect Envoy as a result of the Year 2000 problem. Responses of clients and third party suppliers to Envoy's inquiries indicated that they expected to be compliant by the year 2000 based on their progress at the time of the response. Although Envoy has not experienced any year 2000 related problems with clients or third party suppliers to date, because of the uncertainty surrounding third-party readiness there cannot be absolute assurance that the Year 2000 Issue will not materially and adversely impact Envoy's business operations.

Item 9A. Quantitative and Qualitative Disclosures About Market Risk

                  Except as described below, Envoy does not have any material position or exposure with respect to any market risk sensitive instruments (as defined in Item 9A in Form 20-F).

Interest Rates

                  Envoy's credit facility bears interest that is calculated at floating rates. As a result, Envoy is vulnerable to changes in interest rates.

Foreign Exchange Rates

                  Effective as of October 1, 1998, Envoy acquired Hampel Stefanides. As a result of this acquisition, a substantial portion of Envoy's current income is earned in U.S. dollars. Moreover, effective as of January 1, 1999 and May 1, 1999, respectively, Envoy acquired Devlin and the Watt Group, a significant portion of the clients of both of which are located in the U.S. Therefore, Envoy's income is vulnerable to changes in the value of the U.S. dollar relative to the Canadian dollar. In order to help reduce the risks associated with this exposure, Envoy put into place a foreign exchange risk management program during the third quarter of fiscal 1999. The objective of this program is to hedge unwanted financial exposure arising from receipt of revenues in U.S. dollars. This program consists of the purchasing of a series of monthly forward foreign exchange contracts to sell U.S. dollars at specified exchange rates. Envoy has chosen to hedge a significant portion, but not all, of the expected U.S. cash flows, and therefore an exposure remains on the unhedged portion. Significant fluctuations in relative currency values may adversely affect Envoy's consolidated results of operations.

Item 10. Directors and Officers of Registrant

                  The following table sets forth certain information regarding the directors and executive officers of Envoy as of January 31, 2000. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

                                                                    Positions
                     Name                                        Held with Envoy
                     ----                                        ---------------

Geoffrey B. Genovese                             President, Chief Executive Officer and Director

John H. Bailey/1, /2                             Secretary and Director

David Hull/1, /2                                 Director

Hugh Aird1                                       Director

Duncan Shirreff/2                                Director

Donald G. Watt                                   Director

Edwin B. Matthews                                Vice President, Integration

J. Joseph Leeder                                 Vice President and Chief Financial Officer

------------------------------------------------

/1       Member of the Audit Committee.

/2       Member of the Compensation Committee.


                  The principal occupations and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:

                  Geoffrey B. Genovese. Mr. Genovese founded The Incentive Design Company Ltd., a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese has been the President and Chief Executive Officer of Envoy since October 1993 and a Director of Envoy since July 1991.

                  John H. Bailey. Mr. Bailey is a barrister and a solicitor who has been in private practice since 1973. Mr. Bailey earned a Bachelor of Commerce and a Bachelor of Laws degree from the University of Toronto and a Master of Laws degree from York University. Mr. Bailey has been a Director of Envoy since April 1994 and Secretary of Envoy since August 1997.

                  David Hull. Mr. Hull has been the President of Hull Life Insurance Agencies Inc. since May 1991. Hull Life Insurance Agencies Inc. specializes in estate planning and life and disability insurance. Prior thereto, Mr. Hull served as Executive Vice President of Hull Life Insurance Agencies Ltd. and Thomas I. Hull Insurance Ltd., members of The Hull Group of Companies. Mr. Hull has been a Director of Envoy since January 1995.

                  Hugh Aird. Mr. Aird has been Chairman and Chief Executive Officer of DRIA Capital Inc., a financial consulting company, since November 1998. From February 1995 to November 1998, Mr. Aird was the Vice-Chairman and a Director of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.) From February 1986 to 1996, Mr. Aird was President and Chief Executive Officer of Trilon Securities Corporation, a securities firm. Mr. Aird has been a Director of Envoy since August 1997. Mr. Aird has been a Director of Invesprint Corporation, a label and packaging material manufacturer listed on the TSE, since March 1996 and of Digital Processing Systems Inc., a designer, manufacturer and marketer of electronic hardware and software listed on the TSE, since May 1996.

                  Duncan Shirreff. Mr. Shirreff has been a Vice President of Thomson Kernaghan & Co. Ltd., a full service brokerage firm, since September 1998. From March 1998 to September 1998, Mr. Shirreff was an investment banker with Taurus Capital Markets, Ltd. and an investment banker with C.M. Oliver & Company Limited from January 1994 to March 1998. Prior thereto Mr. Shirreff was a Director of Deacon, Barclays, DeZoet, Wedd, a full service brokerage firm. Mr. Shirreff has been a Director of Envoy since November 1998.

                  Donald G. Watt. Mr. Watt became a director of Envoy in June 1999. Mr. Watt founded the predecessor to Watt Design in 1966 and served as its President from its inception until 1992 when it was acquired by Cott Corporation, a supplier of retail branded beverages listed on the TSE and Nasdaq. Mr. Watt served as Watt Design's Chairman from 1992 until the acquisition of substantially all of Watt Design's assets by Envoy. In addition, during the period from 1992 to 1995, Mr. Watt served as the President of Retail Brands Corporation, the marketing arm of Cott Corporation. Mr. Watt has been Chairman of the Watt Group since its acquisition by Envoy. Mr. Watt is also a Director of Cott Corporation, The Forzani Group Limited, a retailer of sporting goods company listed on the TSE and Montreal Stock Exchange, Indigo Books & Music Inc., a retailer of books and music, GTR Group Inc., a supplier of republished and previously played video games listed on the TSE, Aastra Technologies Limited, a manufacturer of telecommunications equipment listed on the TSE and Alberta Stock Exchange, and Partyco Holdings Ltd., a retailer of party supplies listed on the Alberta Stock Exchange. See "Item 5 - Nature of Trading Market" for discussion of a strategic alliance agreement between the Watt Group and a company of which Mr.
Watt is the principal.

                  Edwin B. Matthews. Mr. Matthews joined Envoy as Vice President, Integration in July 1998 upon Envoy's acquisition of Promanad. Mr. Matthews is responsible for ensuring the offering and provision of Envoy's full range of integrated services to its clients, including the services of its newly acquired businesses, Promanad, Hampel Stefanides and Devlin. Mr. Matthews was the President of Promanad from 1974 until its acquisition by Envoy. Mr. Matthews is also a Director of Norwall Group Inc., a manufacturer of residential wall coverings listed on the TSE.

                  J. Joseph Leeder. Mr. Leeder joined Envoy in November 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an executive vice president of KPMG Corporate Finance Inc., a subsidiary of KPMG LLP.

                  The Ontario Business Corporations Act requires that a majority of Envoy's directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy pursuant to which he was selected as such.

Item 11. Compensation of Directors and Officers

                  The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 1999 paid to the President and Chief Executive Officer of Envoy, the other executive officers of Envoy who earn in excess of $100,000 Cdn. per annum and to all executive officers and directors of Envoy as a group.

-----------------------------------------------------------------------------------------------------------------
                              Annual Compensation                Long Term Compensation              All Other
                                                      ------------------------------------------   Compensation
                                                                   Awards            Payouts            ($)
-----------------------------------------------------------------------------------------------------------------
                                                                        Restricted
                                              Other       Securities     Shares or
                                              Annual        Under       Restricted        LTIP
  Name and Principal     Salary    Bonus     Compen-     Option/SARs       Share        Payouts
       Position            ($)       ($)     sation($)   Granted (#)     Units ($)        ($)
-----------------------------------------------------------------------------------------------------------------
Geoffrey B. Genovese,    300,000      --      250,000       100,000/1        --          --            --
President and Chief
Executive Officer
-----------------------------------------------------------------------------------------------------------------
Edwin B. Matthews,       225,000      --           --          --            --          --            --
Vice President,
Integration
-----------------------------------------------------------------------------------------------------------------
J. Joseph Leeder,        131,250/2    --            --      200,000/3        --          --            --
Vice President and
Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------
All directors and        656,250      --      250,000       395,000/4        --          --            --
executive officers as
a group (8 persons)
-----------------------------------------------------------------------------------------------------------------


/1       Exercisable at $6.20 per common share to August 10, 2004.


/2 Mr. Leeder joined Envoy on November 15, 1998. Information is provided for the period beginning November 15, 1998 and ending September 30, 1999.

/3 100,000 exercisable at $4.10 per common share to December 16, 2003, and 100,000 exercisable at $6.20 per common share to August 10, 2004.

/4 25,000 options not referred to above in this table are exercisable at $3.62 per common share to December 16, 2002, 55,000 options not referred to above in this table are exercisable at $3.90 per common share to March 7, 2004 and 15,000 options not referred to above in this table are exercisable at $6.20 per common share to August 10, 2004.

                  Envoy does not provide any pension, retirement plan or other remuneration for its directors or executive officers that constitutes an expense to Envoy, nor are there any plans or other arrangements in respect of compensation received or that may be received by executive officers in Envoy's most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of Envoy.

                  The following table sets forth options granted to executive officers of Envoy and all executive officers and directors of Envoy as a group in the most recently completed fiscal year (utilizing Canadian dollars):

-------------------------------------------------------------------------------------------------------------------
                                  Stock Options Granted During 1999 Fiscal Year
-------------------------------------------------------------------------------------------------------------------
                                                                                    Market
                                                                                   Value of
                                      Percentage                                    Shares
                          Shares       of Total                                   Underlying
                          Under         Options                                   Options on
                          Options     Granted to                     Exercise      Date of
                          Granted     Employees/1 /                    Price        Grant
          Name               (#)          (%)       Date of Grant    ($/Share)    ($/Share)        Expiry Date
-------------------------------------------------------------------------------------------------------------------
Geoffrey B. Genovese       100,000        9%       August 11, 1999      6.20         6.20        August 10, 2004
-------------------------------------------------------------------------------------------------------------------
J. Joseph Leeder           100,000        9%         December 17,       4.10         4.10       December 16, 2003
                           100,000        9%             1998           6.20         6.20        August 10, 2004
                                                   August 11, 1999
-------------------------------------------------------------------------------------------------------------------
All directors and          395,000        35%      October 1, 19982    3.622        3.622      December 16, 20022
executive officers as a                             March 8, 19993     3.903        3.903        March 7, 20043
group                                              August 11, 19994    6.204        6.204       August 10, 20044
(8 persons)
-------------------------------------------------------------------------------------------------------------------

/1 Includes options granted to non-employee directors and consultants.

/2 As to 25,000 not referred to above in this table.

/3 As to 55,000 not referred to above in this table.

/4 As to 15,000 not referred to above in this table.

                  The following table sets forth options exercised by executive officers of Envoy and all executive officers and directors of Envoy as a group in the most recently completed fiscal year (utilizing Canadian dollars):


--------------------------------------------------------------------------------------------------------------------

                                  Stock Options Exercised During 1999 Fiscal Year
--------------------------------------------------------------------------------------------------------------------
                                                                                                     Value in
                                                                                                   Unexercised
                                                                         Unexercised Options       in-the-Money
                                   Number of                                  at FY-End         Options at FY-end
                               Shares Acquired on     Aggregate Value        Exercisable/          Exercisable/
                                    Exercise             Realized           Unexercisable         Unexercisable
            Name                      (#)                   ($)                  (#)                   ($)
--------------------------------------------------------------------------------------------------------------------

All directors and executive          60,000               168,450          483,333/266,666      1,135,535/491,665
officers as a group (8
persons)
--------------------------------------------------------------------------------------------------------------------


Employment Contracts and Termination Agreements

                  The Communique Group, an operating subsidiary of Envoy, has entered into employment contracts with certain of the executive officers of Envoy.

                  The employment agreement with Geoffrey B. Genovese provides for Mr. Genovese to serve as Envoy's President and Chief Executive Officer at an annual base salary of $150,000 Cdn., subject to discretionary annual increases by the Board of Directors. Mr. Genovese's annual base salary as of the date of this Form 20-F is $300,000 Cdn., plus performance bonuses up to a maximum bonus of $325,000 Cdn. This agreement does not have a fixed term but provides for a severance payment equivalent to his base salary for a period of 24 months if Mr. Genovese's employment is terminated by Envoy other than for cause.

                  The employment agreement with Edwin B. Matthews provides for Mr. Matthews to serve as Envoy's Vice President, Integration at an annual base salary of $225,000 Cdn., subject to discretionary annual increases by the Board of Directors. This agreement does not have a fixed term but provides for a severance payment equivalent to his base salary for a period equal to the greater of (a) 15 months and (b) one month for each year of employment, if Mr. Matthews's employment is terminated by Envoy other than for cause.


                  The employment agreement with Joseph J. Leeder provides for Mr. Leeder to serve as Envoy's Vice President and Chief Financial Officer, at an annual salary base of $200,000 Cdn. subject to annual review by the President and Chief Executive Officer of Envoy plus performance bonuses up to a maximum bonus of $75,000 Cdn., subject to discretionary annual increases by the Board of Directors. This employment arrangement does not have a fixed term but provides for a severance payment equivalent to (a) three months of his base salary for each full year of employment, to a maximum of six months, or notice, or (b) 12 months of his base salary, or notice, if there is a change in control of Envoy, as defined in the agreement.


Compensation of Directors

                  There are no standard or other arrangements under which directors of Envoy who are also officers of Envoy or otherwise have a business relationship with Envoy were compensated by Envoy during the most recently completed fiscal year for acting in their capacity as directors. Outside directors, who have no business relationship with Envoy other than service as a director, are entitled to receive an annual retainer for service as a director and fees for attendance at meetings of the Board of Directors and committees thereof. Except as set forth below, there are no arrangements under which directors of Envoy were compensated by Envoy during the most recently completed fiscal year for services rendered as consultants or experts. In the fiscal year ended September 30, 1999, Envoy paid approximately $212,000 Cdn. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy, and approximately $136,000 Cdn. to a company controlled by Hugh Aird for services provided in connection with the special warrant offering by Envoy on May 11, 1999.

Directors' and Officers' Liability Insurance

                  Envoy maintains liability insurance with total annual coverage of $10,000,000 Cdn. per incident for all its directors and officers in their capacities as such. Item 12. Options to Purchase Securities from Registrant or Subsidiaries

                  As of January 31, 2000, the options and other rights to purchase common shares of Envoy consisted of options to purchase 1,902,667 common shares and other contingent rights to purchase up to 2,295,184 common shares, all as described below.

Options

                  Stock Option Plan. Envoy has established a stock option plan (the "Stock Option Plan"), pursuant to which options to purchase common shares and stock appreciation rights ("SARs") may be granted to directors, officers, employees or certain consultants to Envoy, as determined by the Board of Directors, at a price to be fixed by the directors, subject to limitations imposed by the TSE or any other Canadian stock exchange on which the common shares may become listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the directors. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value on the date of exercise of the common shares over the option price of the related option. The excess amount is payable in common shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and may only be exercised during the option-holder's lifetime by the option-holder. SARs are non-transferable and terminate when the related option terminates.


                  The maximum number of common shares reserved for issuance upon exercise of options under the Stock Option Plan is 3,000,000. As at January 31, 2000, options to purchase 1,846,000 common shares and no SARs are outstanding under the Stock Option Plan. The aggregate number of common shares issued to any one Insider (as such term is defined in the Stock Option Plan) and to all Insiders as a group under the Stock Option Plan and any other share compensation arrangement within a one year period may not exceed 5% and 10%, respectively, of the issued and outstanding common shares immediately prior to the issuance in question. No optionee may hold options to purchase more than 5% of the outstanding common shares of Envoy. The option price per share shall not be less than the closing price of the common shares of Envoy on the TSE on the last trading day prior to the option grant.


                  Envoy is required to enter into a written agreement with each option-holder under the Stock Option Plan, which agreement shall set out the option price and terms and conditions upon which such option may be exercised, in accordance with the provisions of the Stock Option Plan.

                  Other Options. Prior to the adoption of the Stock Option Plan, options to purchase common shares (the "Pre-Plan Options") were issued to employees, directors and consultants of Envoy. Pre-Plan Options to purchase 56,667 common shares were outstanding as of January 31, 2000.

                  The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of January 31, 2000 (utilizing Canadian dollars):

---------------------------------------------------------------------------------------------------------------------

                                           Number of
                                         Common Shares
                                         Under Options
          Class of Optionee                 Granted          Exercise Price             Date of Expiry
---------------------------------------------------------------------------------------------------------------------

Executive Officers and Directors (8)/1       56,6672            $3.35                  April 29, 2002
                                             230,000            $3.62                  December 16, 2002
                                             150,000            $3.75                  July 15, 2003
                                             100,000            $4.10                  December 16, 2003
                                              55,000            $3.90                  March 7, 2004
                                             215,000            $6.20                  August 10, 2004
---------------------------------------------------------------------------------------------------------------------
                                             200,000            $3.62                  December 16, 2002
Other                                         22,500            $4.10                  February 22, 2003
                                              75,000            $4.10                  July 22, 2003
                                             425,000            $4.00                  November 10, 2003
                                              35,000            $3.90                  March 7, 2004
                                              60,000            $4.70                  April 22, 2004
                                              22,500            $7.50                  May 10, 2004
                                             154,000            $6.20                  August 10, 2004
                                              82,000            $7.70                  November 23, 2004
                                              20,000            $7.50                  December 8, 2004
---------------------------------------------------------------------------------------------------------------------

Total                                      1,902,667
---------------------------------------------------------------------------------------------------------------------

/1    Does not include other contingent rights to purchase up to 43,683 common shares granted to an executive officer of Envoy in connection with the acquisition of Promanad. See "- Other Rights" below.

/2    Pre-Plan Options.

Other Rights

                  Pursuant to the acquisition agreement in connection with Envoy's acquisition of Promanad, certain former shareholders of Promanad have the right to receive up to an additional 99,946 common shares in the aggregate through May 31, 2000 (or within 60 days thereafter) dependent upon satisfaction of predetermined performance targets for the transferred client relationships.

                  Pursuant to the acquisition agreements in connection with Envoy's acquisition of Hampel Stefanides, certain executive officers of Hampel Stefanides have the right to receive up to an additional 1,100,348 common shares in the aggregate through September 30, 2002 depending upon the financial performance of Hampel Stefanides for the fiscal years included therein.

                  Pursuant to the acquisition agreement in connection with Envoy's acquisition of Devlin, the principal executive officer of Devlin has the right to receive up to an additional 1,094,890 common shares through September 2002 dependent upon satisfaction of predetermined performance targets of Devlin.

Item 13. Interest of Management In Certain Transactions

                  Envoy paid to a company controlled by Hugh Aird, a director of Envoy, a fee of $136,125 Cdn. for services provided in connection with the special warrant offering by Envoy on May 11, 1999. Except as disclosed above, no director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or is an executive officer or director of any parent or subsidiary of Envoy, has, or during the last fiscal year of Envoy had, any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Envoy. During the last fiscal year of Envoy, no director, executive officer or associate of any such person has been indebted to Envoy.

                                     PART II

Item 14. Description of Securities to be Registered

                  Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities

         (a) There has been no material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of Envoy or any of its significant subsidiaries.

         (b) There is no preferred stock of Envoy or any of its significant subsidiaries and accordingly there has been no material arrearage in the payment of dividends or any other material delinquency not cured within 30 days, with respect to any class of preferred stock of Envoy or any of its significant subsidiaries.

Item 16. Changes In Securities, Changes In Security For Registered Securities and Use of Proceeds

         (a) There have been no material modifications in the constituent instruments defining any class of registered securities of Envoy.

         (b) There has been no material limitation or qualification of the rights evidenced by any class of registered securities of Envoy by the issuance or modification of any other class of securities of Envoy.

         (c) There has been no material withdrawal or substitution of assets securing any class of registered securities of Envoy.

         (d) Not applicable.

         (e) Not applicable.



                                      III-1

                                     PART IV

Item 17. Financial Statements

         Envoy has elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements



         (a)           Envoy Communications Group Inc.                                                          F-1

             (i)       Auditors' Report on the financial statements for the year ended September 30, 1999       F-2

            (ii)       Auditors' Report on the financial statements for the years ended September 30, 1998      F-3
                       and 1997

           (iii)       Consolidated Balance Sheets as at September 30, 1998 and 1999                            F-4

            (iv)       Consolidated Statements of Operations for the years ended September 30, 1997, 1998       F-5
                       and 1999

             (v)       Consolidated Statements of Retained Earnings for the years ended September 30, 1997,     F-6
                       1998 and 1999

            (vi)       Consolidated Statements of Cash Flows for the years ended September 30, 1997, 1998 and   F-7
                       1999

           (vii)       Summary of Significant Accounting Policies                                               F-8

          (viii)       Notes to Consolidated Financial Statements                                               F-12

            (ix)       Schedule of Valuation Accounts for the years ended September 30, 1999, 1998, 1997        F-41


Item 19. Financial Statements and Exhibits



         (1)  Envoy Communications Group Inc.


         (i)      Auditors' Report on the financial statements for the year ended September 30, 1999

         (ii)     Auditors' Report on the financial statements for the years ended September 30, 1998 and 1997

         (iii)    Consolidated Balance Sheets as at September 30, 1998 and 1999

         (iv)     Consolidated Statements of Operations for the years ended September 30, 1997, 1998 and 1999

         (v)      Consolidated Statements of Retained Earnings for the years ended September 30, 1997, 1998 and 1999

         (vi)     Consolidated Statements of Cash Flows for the years ended September 30, 1997, 1998 and 1999

         (vii)    Summary of Significant Accounting Policies

         (viii)   Notes to Consolidated Financial Statements

         (ix)     Schedule of Valuation Accounts for the years ended September 30, 1999, 1998, 1997

         (b)      Exhibit 1         By-Law No. 1 of Envoy (as amended on May 2, 2000).

                  Exhibit 2         Not Applicable.

                  Exhibit 3         Not Applicable.

                      Consolidated Financial Statements
                          (In Canadian dollars)

                      ENVOY COMMUNICATIONS
                      GROUP INC.

                      Years ended September 30, 1999, 1998 and 1997

AUDITORS' REPORT


To the Directors of Envoy Communications Group Inc.



We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 1999 and the consolidated statements of operations, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles in the United States. A description of significant differences, as applicable to the Company, is included in note 16 to the consolidated financial statements. Also in our opinion, the related financial statement schedule of valuation accounts for the year ended September 30, 1999, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.


/s/ KPMG

Chartered Accountants



Toronto, Canada

December 7, 1999

[BDO Logo]             BDO Dunwoody              60 Columbia Way Suite 400
                        Chartered Accountants     Markham Ontario Canada L3R 0C9
                                                  Telephone: (905) 946-1066
                                                  Telefax: (905) 946-9524


--------------------------------------------------------------------------------

                                                Auditors' Report

--------------------------------------------------------------------------------


To the Directors of
Envoy Communications Group Inc.

We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 1998 and the consolidated statements of operations, retained earnings and cash flows for the years ended September 30, 1998 and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 1998 and the results of its operations and its cash flows for the years ended September 30, 1998 and 1997 in accordance with generally accepted accounting principles.

Accounting principals generally accepted in Canada vary in certain significant respects from accounting principles in the United States. A description of certain significant differences, as applicable to the company, is included in note 16 to the consolidated financial statements. Also in our opinion, the related financial statement schedule of valuation accounts for the years ended September 30, 1998 and 1997, when considered in relation in the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ BDO Dunwoody

Chartered Accountants
Toronto, Ontario
December 4, 1998

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Balance Sheets
(In Canadian dollars)

September 30, 1999 and 1998

--------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
--------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash                                                                 $    15,300,454      $     3,120,158
     Accounts receivable                                                       27,229,929           10,764,954
     Contract work in process                                                   3,392,111            1,139,807
     Prepaid expenses                                                           1,310,608              658,934
--------------------------------------------------------------------------------------------------------------
                                                                               47,233,102           15,683,853

Restricted cash (note 3)                                                          545,982                    -
Capital assets (note 5)                                                         7,869,486            4,531,550
Goodwill and other assets (note 6)                                             22,186,265            5,114,622
Deferred income taxes                                                             625,587                    -

--------------------------------------------------------------------------------------------------------------
                                                                          $    78,460,422      $    25,330,025
--------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $    27,713,688      $    10,376,095
     Income taxes payable                                                       1,698,638              124,541
     Deferred revenue                                                           4,457,822            1,212,497
     Current portion of long-term debt (note 7)                                 1,827,086               77,554
     ---------------------------------------------------------------------------------------------------------
                                                                               35,697,234           11,790,687

Long-term debt (note 7)                                                         2,151,185              222,825

Shareholders' equity:
     Share capital (note 8)                                                    35,613,907           10,634,371
     Retained earnings                                                          5,492,940            2,682,142
     Cumulative translation adjustment                                           (494,844)                   -
     ---------------------------------------------------------------------------------------------------------
                                                                               40,612,003           13,316,513

Subsequent events (note 2(c))
Commitments (note 11)
Contingencies (notes 2 and 13)
Canadian and United States accounting policy differences (note 16)

--------------------------------------------------------------------------------------------------------------
                                                                          $    78,460,422      $    25,330,025
--------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


On behalf of the Board:

(Signed) Geoffrey B. Genovese              Director
-----------------------------------

(Signed) John H. Bailey                    Director
-----------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Operations
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
--------------------------------------------------------------------------------------------------------------

Revenue                                             $     138,330,909    $     37,844,485      $    23,444,317

Cost of sales                                              96,543,784          24,353,470           14,769,317
--------------------------------------------------------------------------------------------------------------

Gross margin                                               41,787,125          13,491,015            8,675,000

Operating expenses:
     Salaries and benefits                                 25,710,153           5,938,833            2,664,786
     General and administrative                             6,982,839           5,048,167            4,310,068
     Occupancy costs                                        1,878,090             414,278              307,030
     Depreciation                                           1,444,110             462,682              168,773
     Interest, net                                            282,141              20,000                    -
--------------------------------------------------------------------------------------------------------------
                                                           36,297,333          11,883,960            7,450,657
--------------------------------------------------------------------------------------------------------------

Income before income taxes and goodwill
   amortization                                             5,489,792           1,607,055            1,224,343

Income taxes (note 9)                                       2,002,995                   -                    -
--------------------------------------------------------------------------------------------------------------

Income before goodwill amortization                         3,486,797           1,607,055            1,224,343

Goodwill amortization, net of taxes of $11,000
   (1998 and 1997- nil)                                       610,034             104,256               45,000

--------------------------------------------------------------------------------------------------------------
Net income                                          $       2,876,763    $      1,502,799      $     1,179,343
--------------------------------------------------------------------------------------------------------------

Net income per share (note 8(h)):
     Basic                                          $            0.20    $           0.15      $          0.16
     Fully diluted                                               0.20                0.15                 0.12

Income per share before goodwill amortization:
     Basic                                                       0.24                0.16                 0.16
     Fully diluted                                               0.24                0.16                 0.12

--------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Retained Earnings
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------
                                                              1999              1998               1997
--------------------------------------------------------------------------------------------------------

Retained earnings (deficit), beginning of year        $  2,682,142      $  1,179,343      $  (9,886,961)

Reduction of capital applied to deficit (note 10)                -                 -          9,886,961

Loss on redemption of shares (note 8(g))                   (65,965)                -                  -

Net income                                               2,876,763         1,502,799          1,179,343

--------------------------------------------------------------------------------------------------------
Retained earnings, end of year                        $  5,492,940      $  2,682,142      $   1,179,343
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

---------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
---------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net income                                       $     2,876,763     $     1,502,799      $     1,179,343
     Items not involving cash:
         Deferred income taxes                                 76,000                   -                    -
         Depreciation                                       1,444,110             462,682              168,773
         Goodwill amortization                                621,034             104,256               45,000
     Net change in non-cash working capital balances:
         Accounts receivable                               (6,061,408)           (447,621)          (2,763,501)
         Contract work in process                           3,165,910          (1,200,400)             147,670
         Prepaid expenses                                    (397,950)           (317,575)            (159,730)
         Accounts payable and accrued liabilities             229,132            (313,986)           1,817,764
         Income taxes payable                               1,794,028             124,541                    -
         Deferred revenue                                  (2,156,822)             21,589              768,989
         Other                                                 46,284             (69,935)              50,244
     ----------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating
       activities                                           1,637,081            (133,650)           1,254,552

Cash flows from financing activities:
     Long-term debt                                         5,000,000             300,379                    -
     Long-term debt repayments                             (1,410,467)                  -                    -
     Issuance of common shares for cash                     1,361,172           2,401,846              244,275
     Redemption of common shares                              (65,965)                  -                    -
     Reduction in restricted cash                             187,718                   -                    -
     Net proceeds from special warrant issue               16,192,731           4,825,364                    -
     ----------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities             21,265,189           7,527,589              244,275

Cash flows from investing activities:
     Acquisition of subsidiaries (net of cash
       acquired of $5,919,627; 1998 - $675,072;
       1997 - nil)                                         (8,416,977)         (2,639,960)             (15,000)
     Purchase of capital assets                            (2,017,796)         (3,128,519)            (988,005)
     Increase in other assets                                 (20,000)           (200,000)                   -
     ----------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                (10,454,773)         (5,968,479)          (1,003,005)

Change in cash balance due to foreign exchange               (267,201)                  -                    -
---------------------------------------------------------------------------------------------------------------

Increase in cash                                           12,180,296           1,425,460              495,822

Cash, beginning of year                                     3,120,158           1,694,698            1,198,876
---------------------------------------------------------------------------------------------------------------
Cash, end of year                                     $    15,300,454     $     3,120,158      $     1,694,698
---------------------------------------------------------------------------------------------------------------

Cash flow from operations per share (note 8(h)):
     Basic                                            $          0.34     $          0.21      $          0.19
     Fully diluted                                               0.34                0.20                 0.14

---------------------------------------------------------------------------------------------------------------

Supplementary information:
     Interest paid                                    $       334,229     $        20,001      $             -
     Income taxes paid                                         68,774                   -                    -

---------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


The Company, continued under the Business Corporations Act (Ontario), and its subsidiaries provide integrated marketing communication services, including on- and off-line advertising, corporate identity, retail package and environmental design, and digital interactive services.


1.     Significant accounting policies:


       (a) Basis of presentation:


           The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of certain significant differences, as applicable to the Company, is included in note 16.


       (b) Principles of consolidation:


           The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc.


           Significant subsidiaries are as follows:

           ---------------------------------------------------------------------
                                                         % of    Jurisdiction of
           Company                                  ownership      incorporation
           ---------------------------------------------------------------------

           Communique Incentives Inc.                     100            Ontario
           The Communique Group Inc.                      100            Ontario
           Promanad Communications Inc.                   100            Ontario
           Hampel Stefanides, Inc.                        100           Delaware
           Devlin Multimedia Inc.                         100            Ontario
           The Watt Group Inc.                            100            Ontario

           ---------------------------------------------------------------------


       (c) Use of estimates:


           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):


       (d) Capital assets:


           Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

           ----------------------------------------------------------------------------------
           Asset                                Basis                                    Rate
           ----------------------------------------------------------------------------------

           Audiovisual equipment                Straight line                     2 - 5 years
           Computer equipment                   Declining balance                    30 - 50%
           Furniture and equipment              Declining balance                         20%
           Leasehold improvements                                          Over term of lease

           ----------------------------------------------------------------------------------


       (e) Revenue recognition:


           Revenue represents gross amounts billable to clients in respect of both agency and non-agency services and is recognized only when collection of such revenue is probable. Agency services are those which require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The Company's agency and non-agency projects are short term in nature.


           Fees earned for non-agency services are recognized either upon the performance of the Company's services when the Company earns a per diem fee, or in the case of a fixed fee, when the Company's services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as revenue are classified as deferred revenue.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

1.     Significant accounting policies (continued):


           When the Company's compensation for its agency services is based on commissions, revenue is comprised of (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement, (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company's services and acceptance by the client, being the time at which it has no further substantial obligations with respect thereto, and (iii) recovery of pass through costs, such as media and production expenditures incurred on behalf of and reimbursable from clients, which are recognized in revenue in the case of media, at the time the advertising appears or is broadcast or in respect of on-line advertising, either ratably over the period appears or based on actual impressions delivered, depending on the terms of the arrangement and, in the case of production expenditures, upon completion of the Company's services and acceptance by the client.


           When the Company's compensation for its agency services is fee based, revenue is comprised of (i) non-refundable monthly agency fees which are recognized in the month earned, and (ii) recovery of pass through costs, such as media and production expenditures incurred on behalf of and reimbursable from clients, which are recognized in revenue as described in (iii) above.


           Production expenditures are third party costs associated with the design, layout, printing and filming of advertisements and third party costs in connection with meetings, conference and special events.


           Cost of sales is comprised entirely of pass through costs. Pass through costs related to media are accrued and expensed in cost of sales at the time the advertisement appears or is broadcast or in the case of on-line advertising, either ratably over the period the advertising appears or based on the actual impressions delivered, depending upon the terms of the arrangement, for both being the time at which the related recovery of pass through costs are recognized in revenue. Those pass through costs related to production are accrued and recorded in work in process at the time the third party suppliers render their services. Production pass through costs are expensed in cost of sales at the time the related recovery of such costs is recognized in revenue. Billings for pass through costs in excess of costs incurred are included in deferred revenue. Work in process represents pass through costs incurred in excess of billings. Work in process does not include internal salary costs as such costs are expensed as incurred.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


1.     Significant accounting policies (continued):


       (f)  Goodwill:

            Goodwill, being the excess of purchase price over the fair values of net assets acquired, is initially stated at cost with amortization being provided on a straight-line basis over 25 years.

            Annually, the Company assesses the recoverability of the carrying value of its goodwill and the related amortization period. As part of the evaluation, the Company considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in a permanent impairment of goodwill.

            Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows. The impact of such write-downs on the amortization period is simultaneously assessed.

       (g)  Foreign currency translation:

            With the exception of translation of the Company's U.S. subsidiary, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current year.

            The Company's U.S. subsidiary is classified as a self-sustaining operation and therefore, the Company uses the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     Acquisition of subsidiaries:


       (a) Effective May 1, 1999, the Company, through its subsidiary The Watt Group Inc., acquired substantially all of the assets and the liabilities of The Watt Design Group Inc. ("Watt"), a packaging and retail environment design business, in exchange for cash consideration of $6,700,000. Costs associated with the acquisition of $470,000 were satisfied by the issuance of 100,000 common shares of the Company with a fair value of $470,000. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net assets acquired at May 1, 1999 was as follows:

           --------------------------------------------------------------------

           Non-cash working capital                                $  4,054,000
           Capital assets                                               939,000
           --------------------------------------------------------------------
           Net assets                                                 4,993,000

           Total consideration less cash acquired                     7,569,000

           --------------------------------------------------------------------
            Excess of purchase price over fair value
              of net assets acquired allocated to goodwill         $  2,576,000
           --------------------------------------------------------------------

       (b) Effective January 1, 1999, the Company acquired 100% of the outstanding shares of Devlin Multimedia Inc. ("Devlin"), an interactive communication services business, in exchange for initial cash consideration of $575,000 and the issuance of 225,060 common shares of the Company with a fair value of $925,000. The Company may be required to pay additional consideration, to a maximum of $4,500,000, based on Devlin's attainment of certain operating results over the next three years to December 31, 2001. However, management believes the likelihood of paying this contingent consideration is remote. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     Acquisition of subsidiaries (continued):


           The fair value of the net assets acquired at January 1, 1999 was as follows:

           ---------------------------------------------------------------------

           Non-cash working capital                                $      9,000
           Capital assets                                               158,000
           Long-term debt                                               (88,000)
           ---------------------------------------------------------------------
           Net assets                                                    79,000

           Total consideration and bank indebtedness assumed          1,613,000

           ---------------------------------------------------------------------
           Excess of purchase price over fair value
             of net assets acquired allocated to goodwill          $  1,534,000
           ---------------------------------------------------------------------


       (c) Effective October 1, 1998, the Company acquired 100% of the outstanding shares of Hampel Stefanides, Inc. ("Hampel Stefanides"), a full-service advertising and commercial design agency operating in the United States, in exchange for initial cash consideration of $5,587,349 (U.S. $3,649,000) and the issuance of 581,395 common shares with a fair value of $2,296,800 (U.S. $1,500,000). Additional cash consideration of $917,125 (U.S. $625,000) is included in accounts payable and accrued liabilities as at September 30, 1999 and has been included as part of the total consideration.


           In September 1999, the Company determined that additional consideration was owing, in the form of cash and shares of the Company, based on Hampel Stefanides's operating results for the year ended September 30, 1999 and such amount has been recorded as at September 30, 1999. The aggregate consideration of $4,134,002 was paid on November 4, 1999 by way of a cash payment of $1,703,802, which is included in accounts payable and accrued liabilities, and the issuance of 450,040 common shares of the Company with a fair value of $2,430,200, which are included in share capital as at September 30, 1999, as shares to be issued (note 8(a)).

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     Acquisition of subsidiaries (continued):


           The Company may be required to pay additional consideration, to a maximum amount of $4,695,680 (U.S. $3.2 million) in cash and 1,100,348 common shares, based on the attainment of operating results over the next three years to September 30, 2002. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.


           The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net liabilities acquired on October 1, 1998 and consideration accounted for to date, was as follows:

           ---------------------------------------------------------------------
           Non-cash working capital deficiency                     $ (6,171,687)
           Capital assets                                             1,676,664
           Restricted cash                                              765,600
           ---------------------------------------------------------------------
           Net liabilities                                           (3,729,423)

           Initial consideration less cash acquired                   3,341,959
           Additional consideration:
                Cash                                                  1,703,802
                Issuance of 450,040 common shares                     2,430,200
           ---------------------------------------------------------------------
           Total consideration less cash acquired                     7,475,961

            --------------------------------------------------------------------
            Excess of purchase price over fair value
              of net assets acquired allocated to goodwill         $ 11,205,384
            --------------------------------------------------------------------

       (d) Effective June 1, 1998, the Company acquired 100% of the outstanding shares of Promanad Communications Inc. ("Promanad"), a full service advertising agency, in exchange for initial cash consideration of $2,937,142 and the issuance of 119,047 common shares of the Company with a fair value of $500,000.


           In June 1999, the Company determined that additional consideration was payable based on Promanad's operating results for the twelve months ended May 31, 1999. The consideration was comprised of cash of $661,675 and the issuance of 52,514 common shares of the Company with a fair value of $367,598. The Company may be required to pay additional consideration depending on Promanad's operating results for the fiscal year ending May 31, 2000. The maximum amount payable for 2000 is capped at approximately $1.3 million. This amount will be satisfied by payment of 75% in cash and 25% in shares.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     Acquisition of subsidiaries (continued):


           This acquisition was accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.


           The fair value of the net liabilities acquired at June 1, 1998 and consideration accounted for to date was as follows:

           ---------------------------------------------------------------------

           Non-cash working capital deficiency                     $   (954,000)
           Capital assets                                               522,000
           ---------------------------------------------------------------------
           Net liabilities                                             (432,000)

           Initial consideration, net of cash acquired                2,948,142
           Additional consideration:
                Cash                                                    661,675
                Issuance of 52,514 common shares                        367,598
           ---------------------------------------------------------------------
           Total consideration less cash acquired                     3,977,415

           ---------------------------------------------------------------------
           Excess of purchase price over fair value of
             net assets acquired allocated to goodwill             $  4,409,415
           ---------------------------------------------------------------------


       (e) On June 30, 1998, the Company acquired 100% of the outstanding shares of 1300325 Ontario Inc., operating as Infonautica, for a cash consideration of $132,506. This transaction was accounted for using the purchase method of accounting. Goodwill arising on the transaction was $132,506 and is being amortized over 25 years.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


2.     Acquisition of subsidiaries (continued):


       (f) On September 1, 1996, the Company acquired a 35% interest in Vertex Communications Limited for $40,000 and accounted for this purchase using the equity method. The Company's share of losses to September 30, 1997 was $1,384.


           On October 10, 1997, the Company acquired the remaining 65% interest in Vertex. This acquisition was accounted for by the purchase method as summarized below and the results of operations are included from the effective date of this acquisition. The net assets acquired at fair value, are summarized as follows:

           -------------------------------------------------------------------------------------
                                                                                     (Unaudited)

           Net working capital (deficiency)                                         $  (47,330)
           Capital assets                                                               81,683
           -------------------------------------------------------------------------------------

           Net assets                                                                   34,353

           Consideration represented by:
                Cash                                                                   245,384
                Issuance of 37,974 common shares                                       149,997
                Prior investment on the equity method                                   38,616
                --------------------------------------------------------------------------------
                                                                                       433,997

           -------------------------------------------------------------------------------------
           Excess of purchase price over fair value of net assets
             acquired allocated to goodwill                                         $  399,644
           -------------------------------------------------------------------------------------

       (g) On April 3, 1997, the Company acquired the remaining 25% interest in Communique Business Communications Inc. and increased its interest to 100%. The acquisition was satisfied by the issuance of 48,858 common shares valued at $170,028. This transaction was accounted for using the purchase method of accounting. Goodwill arising from the acquisition was $170,028 and is being amortized over 25 years.


       (h) In December 1996, the Company acquired the remaining 20% interest in Turnstyle Design Inc. and increased its interest to 100%. The transaction was accounted for using the purchase method of accounting. Goodwill arising from the acquisition was $15,000.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


3.     Restricted cash:


       Restricted cash includes the following:


       (a) $371,002 (U.S. $250,000) bank certificate of deposit pledged against a letter of credit for a building lease of Hampel Stefanides.


       (b) A trust account established for Communique Incentives Inc. for customer deposits of $174,980 (1998 - nil).


4.     Related party transactions:


       Certain management and administrative costs and costs relating to acquisitions totalling $250,000 (1998 - $175,000; 1997 - $75,000) were paid during the year to a company controlled by a director and are recorded at the exchange amount, being the amount agreed to by the related parties.


5.     Capital assets:

       -----------------------------------------------------------------------------------------
                                                                   Accumulated          Net book
       1999                                            Cost       depreciation             value
       -----------------------------------------------------------------------------------------

       Audiovisual equipment                  $     780,918       $    727,323      $     53,595
       Computer equipment                         3,469,173          1,783,760         1,685,413
       Furniture and equipment                    2,828,225          1,569,315         1,258,910
       Leasehold improvements                     4,671,562          1,235,742         3,435,820
       Assets under construction                  1,435,748                  -         1,435,748

       -----------------------------------------------------------------------------------------
                                              $  13,185,626       $  5,316,140      $  7,869,486
       -----------------------------------------------------------------------------------------


       -----------------------------------------------------------------------------------------
                                                                   Accumulated          Net book
       1998                                            Cost       depreciation             value
       -----------------------------------------------------------------------------------------

       Audiovisual equipment                  $     497,133       $    356,150      $    140,983
       Computer equipment                           708,042            270,507           437,535
       Furniture and equipment                    2,226,276          1,138,125         1,088,151
       Leasehold improvements                     3,119,408            254,527         2,864,881

       -----------------------------------------------------------------------------------------
                                              $   6,550,859       $  2,019,309      $  4,531,550
       -----------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


6.     Goodwill and other assets:

       --------------------------------------------------------------------------------------------
                                                                            1999               1998
       --------------------------------------------------------------------------------------------

       Goodwill, net of accumulated amortization
         of $1,316,387 (1998 - $695,353)                           $  21,916,265       $  4,864,622
       Mortgage receivable (i)                                           200,000            200,000
       Other                                                              70,000             50,000

       --------------------------------------------------------------------------------------------
                                                                   $  22,186,265       $  5,114,622
       --------------------------------------------------------------------------------------------


       (i) Mortgage receivable:


           The Company holds a non-interest bearing, second mortgage receivable from one of its senior officers. The mortgage receivable has the following repayment schedule:

           ----------------------------------------------------------------------------------------

           2000                                                                          $        -
           2001                                                                               8,000
           2002                                                                               8,000
           2003                                                                              12,000
           2004                                                                              12,000
           Thereafter                                                                       160,000

           ----------------------------------------------------------------------------------------
                                                                                         $  200,000
           ----------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


7.     Long-term debt:


       The long-term debt is secured by a registered general security agreement guarantee. Under the terms of the term loan, the Company is required to maintain certain financial ratios.

       -----------------------------------------------------------------------------------------------
                                                                                  1999            1998
       -----------------------------------------------------------------------------------------------

       Term loan, prime plus 1.5% per annum, due
         October, 2002, repayable in monthly principal
         installments of $138,889, plus interest                           $ 3,472,222     $         -
       Loan payable to landlord, 0.925% per annum,
         due July 31, 2002, repayable in monthly
         installments of $6,667 principal and interest                         260,380         300,379
       Loan payable to landlord, 3.5% per annum,
         when fully drawn due July 1, 2009, repayable
         in monthly installments of $7,408 principal and interest              200,000               -
       Promissory note, prime plus 1.75% per annum,
         due December 1, 2001, repayable in monthly
         principal installments of $1,700, plus interest                        45,669               -
       -----------------------------------------------------------------------------------------------
                                                                             3,978,271         300,379

       Less current portion                                                  1,827,086          77,554

       -----------------------------------------------------------------------------------------------
       Long-term portion                                                   $ 2,151,185     $   222,825
       -----------------------------------------------------------------------------------------------


       Principal repayments for the next four fiscal years are as follows:

       -----------------------------------------------------------------------------------------------

       2000                                                                                $ 1,827,086
       2001                                                                                  1,848,487
       2002                                                                                    280,728
       2003                                                                                     21,970

       -----------------------------------------------------------------------------------------------
                                                                                           $ 3,978,271
       -----------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.     Share capital:


       (a) Authorized:

               50,000,000 common shares without par value (1998 - 50,000,000; 1997 - 50,000,000)

           Issued:

---------------------------------------------------------------------------------------------------------------------
                                              1999                         1998                       1997
---------------------------------------------------------------------------------------------------------------------
                                      Number                       Number                     Number
                                    of shares       Amount       of shares       Amount     of shares       Amount
---------------------------------------------------------------------------------------------------------------------

Balance, beginning of year         13,231,618   $  10,634,371     7,604,635   $  2,757,164   7,245,777  $ 12,229,822
Reduction of capital
  applied to deficit (note 10)              -               -             -              -           -    (9,886,961)
---------------------------------------------------------------------------------------------------------------------
                                   13,231,618       10,634,371    7,604,635      2,757,164   7,245,777     2,342,861

Common shares issued for:
    Cash pursuant to:
       Special warrants
         exercised                  3,300,000       17,111,620    1,633,382      4,825,364           -             -
       Stock options
         exercised                    273,000          873,810      205,000        243,925     310,000       244,275
    Warrants exercised                135,378          487,362    3,631,580      2,157,921           -             -
    Acquisitions                      958,969        4,076,544      157,021        649,997      48,858       170,028
---------------------------------------------------------------------------------------------------------------------
                                   17,898,965       33,183,707   13,231,618     10,634,371   7,604,635     2,757,164
---------------------------------------------------------------------------------------------------------------------

Shares to be issued in
  respect of contingent
  consideration (note 2(c))           450,040        2,430,200            -              -           -             -

---------------------------------------------------------------------------------------------------------------------
Balance, end of year               18,349,005    $  35,613,907   13,231,618   $ 10,634,371   7,604,635  $  2,757,164
---------------------------------------------------------------------------------------------------------------------


(b)  Private placement transaction:

     On May 11, 1999, the Company issued 3,300,000 special warrants in a private placement for cash consideration of $5.50 per special warrant and aggregate proceeds of $18,150,000. Net proceeds recorded as share capital, after deducting issue costs of $1,957,269 and the related tax recovery of $918,889, were $17,111,620. On July 30, 1999, the Company filed a final prospectus with certain securities commissions in Canada to qualify 3,300,000 common shares which were issued on the exercise of the special warrants.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.     Share capital (continued):

       (c) Stock option plans:

            The Company has reserved 2,450,000 common shares under its stock option plans. Under the plans, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. Options granted after November 1997 have vesting periods ranging from date of grant and up to five years. Options granted prior to November 1997 vested upon grant. Once vested, options are exercisable at any time until expiry. Expiry dates range between 1999 and 2004.

            Details of the options are as follows:

------------------------------------------------------------------------------------------
                                                                                  Weighted
                                                                                   average
                                                                                  exercise
                                                                Number           price per
                                                              of options             share
------------------------------------------------------------------------------------------

           Options outstanding, September 30, 1996               520,000         $    0.81
           Options granted                                       495,000              3.08
           Options exercised                                    (310,000)             0.79
           Options cancelled                                     (50,000)             1.41
------------------------------------------------------------------------------------------
           Options outstanding, September 30, 1997               655,000              2.51
           Options granted                                     1,240,000              3.79
           Options exercised                                    (205,000)             1.19
           Options cancelled                                    (135,000)             2.94
------------------------------------------------------------------------------------------
           Options outstanding, September 30, 1998             1,555,000              3.60
           Options granted                                     1,116,500              4.86
           Options exercised                                    (273,000)             3.20
           Options cancelled                                    (322,000)             3.75

------------------------------------------------------------------------------------------
           Options outstanding, September 30, 1999             2,076,500         $    4.30
------------------------------------------------------------------------------------------

           Options exercisable, September 30, 1999               638,333         $    4.64

------------------------------------------------------------------------------------------

           Options exercisable, September 30, 1998               600,000         $    3.45

------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.     Share capital (continued):


           The range of exercise prices for options outstanding and options exercisable at September 30, 1999 are as follows:

           ---------------------------------------------------------------------------------------------
                                   Weighted
                                    average                Weighted             Number            Number
           Range of                exercise                 average         of options        of options
           exercise price             price        contractual life        outstanding       exercisable
           ---------------------------------------------------------------------------------------------

           $  3.35 - 4.70           $  3.82              3.50 years          1,675,000           412,500
              6.20 - 7.50              6.31              4.84 years            401,500           225,833

           ---------------------------------------------------------------------------------------------


       (d) Shares issued for acquisition:


           In connection with the 1998 acquisition of Promanad, 99,946 shares of the Company are being held in escrow which may only be released to the vendors if certain future conditions are met (note 2(d)). The maximum number of shares that may be issued under those conditions are 77,381 shares. These shares held in escrow have not been included in the purchase price of the subsidiary and have not been reflected in the number of issued shares noted in the table above nor included in the calculation of earnings per share.


       (e) Special warrants:


           Pursuant to an agency agreement dated December 18, 1997, the Company issued 1,633,382 special warrants at a price of $3.35 per special warrant for aggregate gross proceeds to the Company of $5,471,830 and net proceeds of $4,825,364. These special warrants were exercised during 1998, resulting in the issuance of 1,633,382 common shares.


           In addition, the Company has granted to its agents, compensation options to acquire, for no additional consideration, an aggregate number of broker warrants equal to 10% (163,338) of the number of common shares issuable on the exercise of the special warrants sold. Fifty percent of the broker warrants (81,669) were exercisable at a price of $3.60 per common share any time prior to December 18, 1998 and the balance are exercisable at a price of $3.60 per common share prior to December 18, 1999. There are 747 broker warrants which are outstanding at September 30, 1999 which are exercisable for one common share each.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


8.     Share capital (continued):


       (f) Common share purchase warrants:



           In 1996, pursuant to two private placement transactions, the Company issued 2,631,580 common share purchase warrants, having an exercise price of $0.44 to January 29, 1998 and 1,000,000 common share purchase warrants having an exercise price of $0.85 to September 12, 1997 and $1.00 thereafter to September 30, 1998. During 1998, all of the 3,631,580 warrants were exercised at prices ranging from $0.44 per share to $1 per share and an equivalent number of common shares were issued for aggregate cash proceeds of $2,157,921.



       (g) Loss on redemption of shares:


           During 1999, the Company paid $65,965 to an employee upon the surrender and cancellation of 97,000 vested stock options. The cash payment represented the excess of the fair value of the options of $332,040 over the aggregate exercise price of $266,075 and has been charged to retained earnings as a loss on redemption of shares.


       (h) Net income and cash flow from operations per share:


           Earnings and cash flow figures per share are based on the weighted average number of basic common shares outstanding during the year of 14,750,247 (1998 - 10,075,366; 1997 - 7,430,587) and fully diluted common shares outstanding of 14,750,247 (1998 - 10,653,351; 1997 -
           10,492,584).


           Basic and fully diluted cash flow from operations per share have been calculated using the cash flows from operating activities, excluding net changes in non-cash working capital balances.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


9.     Income taxes:


       The income tax expense in the consolidated statement of operations varies from the amount that would be computed by applying Canadian statutory rates to earnings before income taxes and goodwill charges.


------------------------------------------------------------------------------------------------------------------------------
                                                   1999                     1998                   1997
------------------------------------------------------------------------------------------------------------------------------

       Income taxes at statutory rates   $  2,448,447    44.6%   $   716,746      44.6%  $  546,057      44.6%
       Increase (decrease) in income
         taxes resulting from:
           Expenses deducted in the
              accounts which have no
              corresponding deduction
              for income taxes                215,548     3.9%        16,000       1.0%      27,000       2.2%
           Utilization of previous years'
              losses                         (721,000)  (13.1)%     (742,000)    (46.2)%   (511,000)   (41.8)%
           Other                               60,000     1.1%         9,254       0.6%     (62,057)    (5.0)%

------------------------------------------------------------------------------------------------------------------------------
                                         $  2,002,995    36.5%   $         -         -   $        -         -%
------------------------------------------------------------------------------------------------------------------------------


10.    Reduction of capital:


       During 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of the shareholders dated August 15, 1997. The reduction in share capital was applied against the opening deficit of $9,886,961.


11.    Commitments:


       The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:


------------------------------------------------------------------------------------------------------------------------------

       2000                                                                                     $    1,452,397
       2001                                                                                          1,127,256
       2002                                                                                            674,223
       2003                                                                                            112,715
       2004                                                                                              9,448

------------------------------------------------------------------------------------------------------------------------------
                                                                                                $    3,376,039
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


12.    Financial instruments:


       (a) The carrying value and estimated fair values of the Company's financial instruments are as follows:


           (i) The carrying amounts of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.


           (ii)  The fair value of the mortgage receivable cannot be determined.


           (iii) The fair values of the Company's term loan and promissory note payable approximate their carrying values that bear interest at current market rates. The carrying values of the loans payable approximate their fair values based on the Company's current borrowing rate.


           (iv) The fair value of foreign currency contracts are estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate agreements.


                 The carrying amounts of the contracts are nil and the fair value as at September 30, 1999 was $16,928.


       (b) Risk management activities:


           (i)   Currency risk:


                 During 1999, the Company entered into foreign currency contracts to manage its exposure to foreign currency risk. The Company has provided as security all of Watt's assets to support these financial instruments. As at September 30, 1999, the Company had outstanding foreign exchange contracts to sell U.S. $3,839,000 in exchange for Canadian dollars over a period of 12 months at a weighted average exchange rate of Cdn. $1.47.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


12.    Financial instruments (continued):


           (ii)  Credit risk:


                 The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 1999, the Company has one customer which represents 15.4% of accounts receivable.


                 The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.


13.    Uncertainty due to the Year 2000 Issue:

       The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


14.    Segmented information:

       The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada and the United States, it operates as a global business and has no distinct operating segments.

       The tables below set out the following information.


       (a) The Company's external revenue and gross margin by geographic region based on the region in which the customer is located is as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Revenue:
                Canada                              $      54,983,918     $    37,844,485       $   23,444,317
                United States                              83,346,991                   -                    -

------------------------------------------------------------------------------------------------------------------------------
                                                    $     138,330,909     $    37,844,485       $   23,444,317
------------------------------------------------------------------------------------------------------------------------------

           Gross margin:
                Canada                              $      19,153,216     $    13,491,015       $    8,675,000
                United States                              22,633,909                   -                    -

------------------------------------------------------------------------------------------------------------------------------
                                                    $      41,787,125     $    13,491,015       $    8,675,000
------------------------------------------------------------------------------------------------------------------------------


       (b) The Company's identifiable assets for each geographic area in which it has operations are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
------------------------------------------------------------------------------------------------------------------------------

           Capital assets:
                Canada                                                    $     6,772,417       $    4,531,550
                United States                                                   1,097,069                    -

------------------------------------------------------------------------------------------------------------------------------
                                                                          $     7,869,486       $    4,531,550
------------------------------------------------------------------------------------------------------------------------------

           Goodwill:
                Canada                                                    $    10,357,020       $    4,864,622
                United States                                                  11,559,245                    -

------------------------------------------------------------------------------------------------------------------------------
                                                                          $    21,916,265       $    4,864,622
------------------------------------------------------------------------------------------------------------------------------


       (c) In 1999, the Company had one customer which represented 10.3% of gross margin and in 1998 and 1997 a different customer represented 18% of gross margin.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


15.    Comparative figures:


       Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.


16.    Reconciliation to United States generally accepted accounting principles:


       These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. Set out below are the material adjustments to net earnings for the years ended September 30, 1999, 1998 and 1997 required in order to conform to U.S. GAAP.



------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

       Net income:
           Net income for the year based
              on Canadian GAAP                        $     2,876,763      $    1,502,799       $    1,179,343
           Adjustment to income tax provision (a)            (721,000)           (711,000)           1,432,000
           Stock-based compensation expense (b)              (226,965)                  -                    -

------------------------------------------------------------------------------------------------------------------------------
       Net income for the year based on
         U.S. GAAP                                    $     2,155,798      $      791,799       $    2,384,343
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


15.    Comparative figures:


       Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.


16.    Reconciliation to United States generally accepted accounting principles:


       These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. Set out below are the material adjustments to net earnings for the years ended September 30, 1999, 1998 and 1997 required in order to conform to U.S. GAAP.



------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

       Net income:
           Net income for the year based
              on Canadian GAAP                        $     2,876,763      $    1,502,799       $    1,179,343
           Adjustment to income tax provision (a)            (721,000)           (711,000)           1,432,000
           Stock-based compensation expense (b)              (226,965)                  -                    -

------------------------------------------------------------------------------------------------------------------------------
       Net income for the year based on
         U.S. GAAP                                    $     1,928,798      $      791,799       $    2,611,343
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


       Condensed consolidated balance sheets as at September 30, 1999 and 1998 prepared in accordance with U.S. GAAP are as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                             Canadian                                     U.S.
       September 30, 1999                                        GAAP         Adjustments                 GAAP
------------------------------------------------------------------------------------------------------------------------------

       Assets

       Current assets:
           Accounts receivable                       $     27,229,929      $    3,392,111 (e)
                                                                               (2,712,008)(d)    $  27,910,032
           Contract work in process                         3,392,111          (3,392,111)(e)                -
           Other current assets                            16,611,062                               16,611,062
------------------------------------------------------------------------------------------------------------------------------
                                                           47,233,102                               44,521,094
------------------------------------------------------------------------------------------------------------------------------

       Deferred income taxes                                  625,587                                  625,587
       Other non-current assets                            30,601,733                               30,601,733

------------------------------------------------------------------------------------------------------------------------------
       Total assets                                  $     78,460,422                            $  75,748,414
------------------------------------------------------------------------------------------------------------------------------

       Liabilities and Shareholders' Equity

       Current liabilities:
           Deferred revenue                          $      4,457,822      $   (4,457,822)(d)    $           -
           Amounts collected from
              customers in excess of pass                                       4,457,822 (d)
              through costs incurred                                -          (2,712,008)(d)        1,745,814
           Other current liabilities                       31,239,412                               31,239,412
------------------------------------------------------------------------------------------------------------------------------
                                                           35,697,234                               32,985,226

       Long-term debt                                       2,151,185                                2,151,185

       Shareholders' equity:
           Share capital                                   35,613,907           9,886,961 (j)
                                                                                  161,000 (b)       45,661,868
           Retained earnings (deficit)                      5,492,940          (9,886,961)(j)
                                                                                 (161,000)(b)       (4,555,021)
           Cumulative translation adjustments                (494,844)                                (494,844)
------------------------------------------------------------------------------------------------------------------------------
                                                           40,612,003                               40,612,003

------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity    $     78,460,422                            $  75,748,414
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


------------------------------------------------------------------------------------------------------------------------------
                                                             Canadian                                     U.S.
       September 30, 1998                                        GAAP         Adjustments                 GAAP
------------------------------------------------------------------------------------------------------------------------------

       Assets

       Current assets:
           Accounts receivable                       $     10,764,954      $    1,139,807 (e)
                                                                               (1,212,497)(d)   $   10,692,264
           Contract work in process                         1,139,807          (1,139,807)(e)                -
           Other current assets                             3,779,092                                3,779,092
------------------------------------------------------------------------------------------------------------------------------
                                                           15,683,853                               14,471,356

       Deferred income taxes                                        -             721,000 (a)          721,000
       Other non-current assets                             9,646,172                                9,646,172

------------------------------------------------------------------------------------------------------------------------------
       Total assets                                  $     25,330,025                           $   24,838,528
------------------------------------------------------------------------------------------------------------------------------

       Liabilities and Shareholders' Equity

       Current liabilities:
           Deferred revenue                          $      1,212,497      $   (1,212,497)(d)   $            -
           Amounts collected from
              customers in excess of pass                                       1,212,497 (d)
              through costs incurred                                -          (1,212,497)(d)                -
           Other current liabilities                       10,578,190                               10,578,190
------------------------------------------------------------------------------------------------------------------------------
                                                           11,790,687                               10,578,190

       Long-term debt                                         222,825                                  222,825

       Shareholders' equity:
           Share capital                                   10,634,371           9,886,961 (j)       20,521,332
           Retained earnings (deficit)                      2,682,142             721,000 (a)
                                                                               (9,886,961)(j)       (6,483,819)
------------------------------------------------------------------------------------------------------------------------------
                                                           13,316,513                               14,037,513

------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and shareholders' equity    $     25,330,025                           $   24,611,528
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


       Summary of accounting policy differences:


       The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:


       (a) Income taxes:


           U.S. GAAP requires that deferred income taxes be accounted for under the liability method, whereas Canadian GAAP requires the use of the deferral method.


           Under Canadian GAAP, the Company must be virtually certain of the realization of income tax loss carryforwards and unclaimed future tax deductions at the time they arise in order to recognize the related tax benefit in its accounts. This condition of virtual certainty did not exist when the losses arose and, therefore, the related deferred income tax assets were not recorded at that time and are being recognized in income only when they are realized.


           U.S. GAAP requires the Company to record the deferred tax benefit associated with tax loss carryforwards and future tax deductions if the realization of amounts is more likely than not, and accordingly these amounts were recorded for U.S. GAAP purposes in 1997. As a result, the realization of these tax losses in the years ended September 30, 1999 and 1998 for Canadian GAAP purposes must be reversed under U.S. GAAP.


           The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
------------------------------------------------------------------------------------------------------------------------------

           Deferred tax assets:
                Share issue costs                                           $     688,958        $           -
                Net operating loss carryforwards                                        -              514,000
           Less:
                Capital assets, being excess of book over tax basis                63,371             (207,000)

------------------------------------------------------------------------------------------------------------------------------
            Net deferred tax asset                                          $     625,587        $     721,000
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


           The Company's income tax expense consists of the following:


------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Net income before income taxes
              based on U.S. GAAP                      $     4,641,793      $    1,502,799       $    1,179,343

------------------------------------------------------------------------------------------------------------------------------

           Computed tax expense (recovery)
              at basic tax rate of 44.6%              $     2,070,000      $      670,000      $       526,000
           Increase (decrease) in income taxes
              resulting from:
                Utilization of loss carryforwards not
                  previously recognized                             -                   -             (511,000)
                Non-deductible goodwill
                  amortization                                265,000              46,000               20,000
                Non-deductible stock-based
                  compensation                                101,000                   -                    -
                Other expenses deducted in the
                  accounts which have no
                  corresponding deduction for
                  income taxes                                217,000               8,000                7,000
                Other                                          60,000             (13,000)             (42,000)
                Reduction in valuation allowance                    -                   -           (1,432,000)

------------------------------------------------------------------------------------------------------------------------------
                                                      $     2,713,000      $      711,000      $    (1,432,000)
------------------------------------------------------------------------------------------------------------------------------


       (b) Stock-based compensation expense:


           U.S. GAAP requires that the excess of the fair value of options repurchased by the Company over their aggregate exercise price be recorded as compensation expense. Under Canadian GAAP, the excess of $65,965 is charged to retained earnings and, accordingly, there is no adjustment required to shareholders' equity under U.S. GAAP.


           In addition, during 1999, the Company granted stock options to non-employees as compensation for services rendered. U.S. GAAP requires that the Company measure compensation cost for these options based on their fair value at the grant date, whereas Canadian GAAP does not require the recognition of compensation expense for such options. The fair value of these options is estimated to be $161,000.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)


Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


       (c) Revenue:


           U.S. GAAP does not permit pass through costs to be included in revenue or costs of sales in respect of agency services. Accordingly, the amounts disclosed as revenue, cost of sales and gross margin under Canadian GAAP would not be permitted to be disclosed as such under U.S. GAAP. Under U.S. GAAP, the Company's total revenues for the year ended September 30, 1999 would be $41,787,125 (1998 - $13,491,015; 1997 - $8,675,000).



       (d) Deferred Revenue:

           Under Canadian GAAP, deferred revenue as at September 30, 1999 and 1998 is comprised entirely of amounts billed to clients for pass through costs in excess of costs incurred. Under U.S. GAAP, such amounts do not represent deferred revenue and they would be presented separately as a current liability. In addition, under U.S. GAAP, to the extent that such amounts billed to clients for pass through costs in excess of costs incurred have not yet been collected from clients, they should not be presented as a liability nor as accounts receivable. Accordingly, under U.S. GAAP, both accounts receivable and amounts billed for pass through costs in excess of costs incurred as at September 30, 1999 must be reduced by $2,712,008 (1998 - $1,212,497) to adjust for amounts not yet collected.


           Under Canadian GAAP, fees billed in advance of such fees being earned are recorded as accounts receivable and deferred revenue. Under U.S. GAAP, only those fees collected in advance of such fees being earned are permitted to be recorded as deferred revenue. As at September 30, 1999 and 1998 the Company had no advance billing of fees.


       (e) Accounts receivable:

           Under U.S. GAAP, unbilled pass through costs must be classified as unbilled receivables, rather than being presented as work in process under Canadian GAAP. Accounts receivable under U.S. GAAP are comprised of the following:


------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
------------------------------------------------------------------------------------------------------------------------------

           Accrued revenue                                                $     2,140,203      $       704,303
           Unbilled pass through costs                                          3,392,111            1,139,807
           Billed receivables                                                  22,377,718            8,848,154

------------------------------------------------------------------------------------------------------------------------------
                                                                          $    27,910,032      $    10,692,264
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------

16. Reconciliation to United States generally accepted accounting principles (continued):


       (f) Business combinations:

           U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Promanad as if it had occurred as of October 1, 1996 which are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                                     1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Revenue                                                        $    56,113,177      $    48,405,214
           Gross margin                                                        17,511,092           14,025,610
           Net income                                                           1,060,199            3,140,591
           Basic net income per share                                                0.11                 0.42
           Diluted net income per share                                              0.10                 0.30

------------------------------------------------------------------------------------------------------------------------------

           U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Watt as if it had occurred as of October 1, 1997 which are as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
------------------------------------------------------------------------------------------------------------------------------

           Revenue                                                        $   147,359,909      $    50,409,137
           Gross margin                                                        49,286,614           24,024,264
           Net income                                                           1,684,125              502,512
           Basic net income per share                                                0.11                 0.05
           Diluted net income per share                                              0.10                 0.05

------------------------------------------------------------------------------------------------------------------------------


           U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Devlin as if it had occurred as of October 1, 1997 which are as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                                                     1999                 1998
------------------------------------------------------------------------------------------------------------------------------

           Revenue                                                        $   138,498,469      $    38,691,364
           Gross margin                                                        41,932,376           14,084,384
           Net income                                                           1,853,251              694,587
           Basic net income per share                                                0.13                 0.07
           Diluted net income per share                                              0.11                 0.07

------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


           U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations giving effect to the acquisition of Hampel Stefanides as if it had occurred as of October 1, 1997 which are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1998
------------------------------------------------------------------------------------------------------------------------------

           Revenue                                                                            $    135,880,252
           Gross margin                                                                             32,187,996
           Net income                                                                                  169,250
           Basic net income per share                                                                     0.02
           Diluted net income per share                                                                   0.02

------------------------------------------------------------------------------------------------------------------------------


       (g) Net income per share:


           Income per common share amounts in accordance with U.S. GAAP are based on U.S. GAAP net income. The calculation of basic income per share is the same under both Canadian and U.S. GAAP. However, for purposes of calculating diluted net income per share, the dilutive effects of outstanding options and warrants is computed by applying the treasury stock method under U.S. GAAP, which is not permitted under Canadian GAAP.


           Basic net income per share under U.S. GAAP for the year ended September 30, 1999 is $0.13 (1998 - $0.08; 1997 - $0.35). Diluted net
           income per share under U.S. GAAP for the year ended September 30, 1999 is $0.12 (1998 - $0.08; 1997 - $0.25).

           The diluted weighted average number of shares outstanding is calculated as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Weighted average basic number
              of shares outstanding                        14,750,247          10,075,366            7,430,587
           Dilutive effect of:
                Special warrants                              786,575                   -                    -
                Warrants                                        8,885              17,402            2,964,061
                Options                                       682,732             186,085              173,255

------------------------------------------------------------------------------------------------------------------------------
            Weighted average diluted number
              of shares outstanding                        16,228,439          10,278,853           10,567,903
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):

       (h) Stock-based compensation disclosures:

           The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company's circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in 16(b).


           Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:


------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Net earnings in accordance with
              U.S. GAAP as reported                   $     1,928,798       $     791,799       $    2,611,343
           Pro forma net earnings                           1,335,046             606,018            2,323,458
           Pro forma basic earnings per share                    0.09                0.06                 0.31
           Pro forma diluted earnings per share                  0.08                0.06                 0.22

------------------------------------------------------------------------------------------------------------------------------


           Pro forma net earnings reflect only those options granted during the four years ended September 30, 1999. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the expected lives of the options and the compensation cost for options granted prior to October 1, 1995 is not considered. The notional compensation expense associated with the Company's options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.


           The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 1999 was $1.20 per share (1998 - $0.73; 1997 - $0.58).

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):

           The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Risk-free interest rate                              4.70%               4.70%                4.47%
           Dividend yield                                          -                   -                    -
           Volatility factor of the future expected
              market price of the Company's
              common shares                                       40%                 22%                  43%
           Weighted average expected life of the
              options                                      2.50 years          1.75 years               1 year

------------------------------------------------------------------------------------------------------------------------------


           The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

           For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

       (i) Comprehensive income:

           The Company's comprehensive income represents U.S. GAAP net income plus the change in the cumulative translation adjustment account, in respect of foreign operations as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------

           Net income for the year in
              accordance with U.S. GAAP               $     1,928,798       $     791,799       $    2,611,343
           Less increase in cumulative translation
              adjustment account                             (494,844)                  -                    -

------------------------------------------------------------------------------------------------------------------------------
                                                      $     1,433,954       $     791,799       $    2,611,343
------------------------------------------------------------------------------------------------------------------------------

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):

       (j) Reduction of capital:

           In 1997, the share capital of the Company was reduced by $9,886,961, pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders' equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 1999 and 1998.

       (k) Statement of cash flows:

           The Company has disclosed cash flow from operations per share, which is not permitted under U.S. GAAP.

        (l) Other disclosures:

           U.S. GAAP requires the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

            (i) The allowance for doubtful accounts as at September 30, 1999 was $285,570 (1998 - $92,267).


            (ii) Rent expense under operating leases for the year ended September 30, 1999 amounted to $1,187,989 (1998 - $626,874;
                  1997 - $254,855).

            (iii) As at September 30, 1999, the Company had a $1,000,000 (1998 -
                  $1,000,000) unused line of credit.

            (iv) U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 1999 were $7,031,774 (1998 - $2,960,558). At September 30, 1999, accrued liabilities include $2,620,927 related to additional consideration for the acquisition of Hampel Stefanides (note 2(c)). At September 30, 1998, there were no accrued liabilities that exceeded 5% of current liabilities.


            (v) The Company has disclosed both net income before goodwill amortization and net earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(In Canadian dollars)

Years ended September 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------


16. Reconciliation to United States generally accepted accounting principles (continued):


       (m) Recent accounting pronouncements:

           The CICA in Canada has issued a pronouncement entitled "Income Taxes" which the Company is required to adopt in the first quarter of its year ending September 30, 2001. The FASB in the United States has issued a pronouncement entitled "Accounting for Derivative Instruments and Hedging Activities," which the Company is required to adopt in the first quarter of its year ending September 30, 2001. The Company has not determined the impact of these pronouncements on its consolidated financial statements.

                         SCHEDULE OF VALUATION ACCOUNTS

                          YEAR ENDED SEPTEMBER 30, 1999


--------------------------------------------------------------------------------------------------------------------------------
                            Balance at Beginning                                                              Balance at end of
Description                 of Period                    Additions       Acquisitions       Deductions        Period
--------------------------------------------------------------------------------------------------------------------------------

Allowance for doubtful
accounts                        $92,267                 $15,057(1)       $343,658(2)        $165,412(3)          $285,570
--------------------------------------------------------------------------------------------------------------------------------


-----------------
1. Represents the increase in the allowance for doubtful accounts charged to expenses.
2. Represents the allowance for doubtful accounts of the acquired business on the date of acquisition.
3. Represents the accounts receivable written-off against the allowance for doubtful accounts.

                         SCHEDULE OF VALUATION ACCOUNTS

                          YEAR ENDED SEPTEMBER 30, 1998



--------------------------------------------------------------------------------------------------------------------------------
                            Balance at Beginning                                                              Balance at end of
Description                 of Period                    Additions       Acquisitions       Deductions        Period
--------------------------------------------------------------------------------------------------------------------------------

Allowance for doubtful
accounts                          $20,825                       -         $71,442(1)                -             $92,267
--------------------------------------------------------------------------------------------------------------------------------


-----------------
1. Represents the allowance for doubtful accounts of the acquired business on the date of the acquisition.

                         SCHEDULE OF VALUATION ACCOUNTS

                          YEAR ENDED SEPTEMBER 30, 1997



------------------------------------------------------------------------------------------------------------
                            Balance at Beginning                                           Balance at end of
Description                 of Period                    Additions       Deductions        Period
------------------------------------------------------------------------------------------------------------

Allowance for doubtful
accounts                          $28,601                       -         $7,776(1)           $20,825
------------------------------------------------------------------------------------------------------------


-----------------
1. Represents the accounts receivable written-off against the allowance for doubtful accounts.

                                   EXHIBIT 1

                                  BY-LAW NO. 1


  A by-law relating generally to the transaction of the business and affairs of

              ENVOY COMMUNICATIONS GROUP INC. (the "Corporation").


BE IT ENACTED as a By-law of the Corporation as follows:


1. Definitions and Interpretation

1.01 Definitions.

(1) In this by-law, unless there is something in the subject-matter or context inconsistent therewith,

         (a) "Act" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended or re-enacted from time to time, and includes the regulations made pursuant thereto;

         (b) "affiliate" means an affiliated body corporate, and one body corporate shall be deemed to be affiliated with another body corporate if, but only if, one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same person;

         (c) "Articles" means the following as are from time to time in effect in respect of the Corporation, namely, the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of arrangement, articles of continuance, articles of dissolution, articles of reorganization, articles of revival, letters patent, supplementary letters patent, a special Act and any other instrument by which the Corporation is incorporated;

         (d)      "Auditor" means the auditor of the Corporation;

         (e)      "Board" means the board of directors of the Corporation;

         (f)      "by-law" means a by-law of the Corporation;

         (g) "Chairman of the Board", "President", "Vice-President", "Secretary", "Treasurer", "Managing Director", "General Manager", "Assistant Secretary", "Assistant Treasurer" or any other officer means such officer of the Corporation; (1)

         (h)      "Committee" means a committee appointed pursuant to Section
                  4.01 of this by-law;

         (i)      "director" means a director of the Corporation;

         (j) "day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday;

         (k)      "employee" means an employee of the Corporation;

         (l) "number of directors" means the number of directors set out in the Articles or, where a minimum and maximum number of directors is set out in the Articles, the number of directors as shall be determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, by resolution of the directors;

         (m)      "officer" means an officer of the Corporation;

         (n) "person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator or other legal representative;

         (o)      "resident Canadian" means an individual who is,

                  (i)      a Canadian citizen ordinarily resident in Canada,

                  (ii) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the Act for the purposes of the definition of "resident Canadian", or

                  (iii) a permanent resident within the meaning of the Immigration Act, R.S.C. 1985, c. I-2, and ordinarily resident in Canada, except a permanent resident who has been ordinarily resident in Canada for more than one year after the time at which he first became eligible to apply for Canadian citizenship;

         (p)      "shareholder" means a shareholder of the Corporation;

         (q)      "special resolution" means a resolution that is

                  (i) submitted to a special meeting of the shareholders of the Corporation duly called for the purpose of considering the resolution and passed, with or without amendment, at such meeting by at least two-thirds of the votes cast, or

                  (ii) consented to in writing by each shareholder of the Corporation entitled to vote at such a meeting or his attorney authorized in writing;

         (r) "subsidiary" means in relation to another body corporate, a body corporate which

                  (i)      is controlled by

                           (A)      that other,

                           (B) that other and one or more bodies corporate each of which is controlled by that other, or

                           (C) two or more bodies corporate each of which is controlled by that other, or

                  (ii) is a subsidiary of a body corporate that is that other's subsidiary;

         (s)      "Unanimous shareholder agreement" means

                  (i) a written agreement among all the shareholders or among all the shareholders and one or more persons who are not shareholders that restricts in whole or in part the powers of the directors to manage or supervise the management of the business and affairs of the Corporation, or

                  (ii) a written declaration made by a person who is the beneficial owner of all the issued shares of the Corporation that restricts in whole or in part the powers of the directors to manage or supervise the management of the business and affairs of the Corporation.

(2) Subject to the foregoing, the words and expressions herein contained shall have the same meaning as corresponding words and expressions in the Act.

1.02 Interpretation. In each by-law and resolution, unless there is something in the subject-matter or context inconsistent therewith, the singular shall include the plural and the plural shall include the singular and the masculine shall include the feminine. Wherever reference is made in this or any other by-law or in any special resolution to any statute or section thereof, such reference shall be deemed to extend and refer to any amendment to or re-enactment of such statute or section, as the case may be.

1.03 Headings and table of contents. The headings and table of contents in this by-law are inserted for convenience of reference only and shall not affect the construction or interpretation of the provisions of this by-law.

2. General

2.01 Registered office. The Corporation may by resolution of the directors change the location of its registered office within the municipality or geographic township specified in the Articles.

2.02 Corporate Seal. The Corporation may have a corporate seal which shall be adopted and may be changed by resolution of the directors.

2.03 Financial Year. The directors may by resolution fix the financial year end of the Corporation and the directors may from time to time by resolution change the financial year end of the Corporation.

2.04 Execution of Documents.

(1) Instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by

         (a)      the Chairman of the Board,

         (b)      the President, or

         (c) any two persons, one of whom holds the office of Managing Director, Vice-President or director, and the other of whom holds one of the said offices or the office of Secretary, Assistant Secretary, Treasurer, or Assistant Treasurer, and all instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board may from time to time by resolution appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing.

(2) The corporate seal of the Corporation (if any) may be affixed to instruments in writing signed as aforesaid by any person authorized to sign the same or at the direction of any such person.

(3) The term "instruments in writing" as used herein shall include deeds, contracts, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money, conveyances, transfers and assignments of shares, instruments of proxy, powers of attorney, stocks, bonds, debentures or other securities or any paper writings.

(4) Subject to the provisions of Section 11.04, the signature or signatures of an officer or director, person or persons appointed as aforesaid by resolution of the directors, may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all instruments in writing executed or issued by or on behalf of the Corporation and all instruments in writing on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization of a resolution of the directors, shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such instruments in writing.

2.05 Resolutions in writing.

(1) A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or such committee of directors.

(2) Subject to the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

(3) Where the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

2.06 Divisions. The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including, without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or any person authorized by the board may authorize, upon such basis as may be considered appropriate in each case:

         (a) the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units;

         (b) the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; and

         (c) the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officer shall not, as such, be an officer of the Corporation.

3. Directors

3.01 General. Subject to any unanimous shareholder agreement, the directors shall manage or supervise the management of the business and affairs of the Corporation.

3.02 Qualification.

(1)      The following persons are disqualified from being a director:

         (a)      a person who is less than eighteen years of age,

         (b) a person who is of unsound mind and has been so found by a court in Canada or elsewhere,

         (c)      a person who is not an individual, and

         (d)      a person who has the status of bankrupt.

(2) Unless the Articles otherwise provide, a director is not required to hold shares issued by the Corporation.

(3) Unless the Corporation is a non-resident corporation, a majority of the directors shall be resident Canadians but where the Corporation has only one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian.

3.03 Election. Subject to the provisions of the Act the directors shall be elected at the first meeting of shareholders and at each succeeding annual meeting of the shareholders.

3.04 Fixing number of directors. If the Articles provide for a minimum and maximum number of directors, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, by resolution of the directors.

3.05 Term of office. Subject to the provisions of the Articles, the term of office of a director not elected for an expressly stated term shall commence at the close of the meeting of shareholders at which he is elected and shall terminate at the close of the first annual meeting of shareholders following his election. If an election of directors is not held at the proper time the incumbent directors continue in office until their successors are elected.

3.06 Ceasing to Hold Office. A director ceases to hold office when


         (a)      he dies or, subject to the Act, he resigns;

         (b) he is removed from office in accordance with the provisions of the Act or the by-laws; or

         (c) he becomes disqualified from being a director under the Act or by-laws.

3.07 Resignation of a Director. Subject to the Act, a director may resign his office as a director by giving to the Corporation his written resignation, which resignation shall become effective at the later of

         (a) the time at which such resignation is received by the Corporation, or

         (b)      the time specified in the resignation.

3.08 Removal. Subject to the provisions of the Act, the shareholders may by resolution at an annual or special meeting of shareholders remove any director or directors from office and may by resolution at such meeting elect any person to fill the vacancy created by the removal of such director, failing which the vacancy created by the removal of such director may be filled by the directors.

3.09 Vacancies.

(1) Subject to the provisions of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from

         (a) an increase in the number of directors or in the maximum number of directors, as the case may be, or

         (b) a failure to elect the number of directors required to be elected at any meeting of shareholders.

(2) A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

(3) If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the Articles or by Section 3.04, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

(4) Subject to the Articles, where there is a vacancy or vacancies on the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.


3.10 Remuneration. Subject to the articles and any unanimous shareholder agreement, the directors may fix the remuneration of the directors, officers and employees of the Corporation.

3.11 Power to borrow. Unless the Articles or a unanimous shareholder agreement otherwise provide, the directors may without authorization of the shareholders from time to time

         (a)      borrow money upon the credit of the Corporation;

         (b) issue, reissue, sell or pledge debt obligations of the Corporation;

         (c) subject to the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

         (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation owned or subsequently acquired, to secure any obligation of the Corporation.

3.12 Delegation of power to borrow. Unless the Articles or a unanimous shareholder agreement otherwise provide, the directors may by resolution delegate any or all of the powers referred to in Section 3.11 of this by-law to a director, a committee of directors or an officer.

4. Committees

4.01 Appointment. Subject to the Act and the Articles, the directors may appoint from their number one or more committees and may by resolution delegate to any such committee any of the powers of the directors.

4.02 Canadian membership. Except as allowed by the Act, a majority of the members of any committee appointed by the directors shall be resident Canadians.

4.03 Provisions applicable. The following provisions shall apply to any committee appointed by the directors:

         (a) unless otherwise provided by resolution of the directors, each member of a committee shall continue to be a member thereof until the expiration of his term of office as a director;

         (b) the directors may from time to time by resolution specify which member of a committee shall be the chairman thereof and, subject to the provisions of Section 4.01 of this by-law, may by resolution modify, dissolve or reconstitute a committee and make such regulations with respect to and impose such restrictions upon the exercise of the powers of a committee as the directors think expedient;

         (c) the meetings and proceedings of a committee shall be governed by the provisions of the by-laws of the Corporation for regulating the meetings and proceedings of the board so far as the same are applicable thereto and are not superseded by any regulations or restrictions made or imposed by the directors pursuant to the foregoing provisions hereof;

         (d) subject to subsection (e), no business shall be transacted at any meeting of a committee unless a majority of the members of such committee present are resident Canadians;

         (e) business may be transacted at any meeting of a committee where a majority of resident Canadian directors is not present if,

                  (i) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

                  (ii) a majority of resident Canadian directors would have been present had that director been present at the meeting;

         (f) the members of a committee as such shall be entitled to such remuneration for their services as members of a committee as may be fixed by resolution of the directors, who are hereby authorized to fix such remuneration;

         (g) unless otherwise provided by resolution of the board, the Secretary of the Corporation shall be the secretary of any committee;

         (h) subject to the provisions of Section 4.02 of this by-law, the directors shall fill vacancies in a committee by appointment from among their number; and

         (i) unless otherwise provided by resolution of the board, meetings of a committee may be convened by the direction of any member thereof.

5. Meetings of Directors

5.01 Place of meetings. Meetings of the board and of any committee may be held at any place inside or outside Ontario. In any financial year of the Corporation, a majority of the meetings of the board and a majority of the meetings of any committee need not be held within Canada.

5.02 Calling of meetings. A meeting of the board may be called at any time by the Chairman of the Board, the President (if he is a director), a Vice-President (if he is a director) or any two of the directors and the Secretary shall cause notice of a meeting of directors to be given when so directed by any such person or persons.

5.03 Notice of meetings.

(1) Notice of any meeting of the board specifying the time and, except where the meeting is to be held as provided for in Section 5.06 of this by-law, the place for the holding of such meeting shall be given in accordance with the terms of Section 15.01 to every director not less than two days before the date of the meeting.

(2) Notice of an adjourned meeting of the board is not required to be given if the time and place of the adjourned meeting is announced at the original meeting.

(3) Meetings of the board may be held at any time without formal notice if all the directors are present or if all the directors who are not present, in writing or by cable, telegram or any form of transmitted or recorded communication, waive notice or signify their consent to the meeting being held without formal notice. Notice of any meeting or any irregularity in any meeting or in the notice thereof may be waived by any director either before or after such meeting. Attendance of a director at a meeting of the board is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

5.04 Regular meetings. The board may by resolution fix a day or days in any month or months for the holding of regular meetings at a time and place specified in such resolution. A copy of any resolution of the board specifying the time and place for the holding of regular meetings of the board shall be sent to each director at least two days before the first of such regular meetings and no other notice shall be required for any of such regular meetings.

5.05 First meeting of new board. For the first meeting of the board to be held immediately following the election of directors at an annual or other meeting of the shareholders or for a meeting of the board at which a director is appointed to fill a vacancy in the board, no notice need be given to the newly elected or appointed director or directors.

5.06 Participation by telephone. If all the directors present at or participating in the meeting consent, a meeting of the board or of a committee may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present in person at that meeting for the purposes of the Act and this by-law.

5.07 Chairman. The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and who is present at the meeting: Chairman of the Board, Managing Director, President or a Vice-President. If no such officer is present, the directors present shall choose one of their number to be chairman.

5.08 Quorum.

(1) Subject to the Articles and subsection 5.08(2) of this by-law, a majority of the number of directors or minimum number of directors required by the Articles constitutes a quorum at any meeting of the board, but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be.

(2) Where the Corporation has fewer than three directors, the director or both directors, as the case may be, must be present at any meeting of the board to constitute a quorum.

(3) Subject to subsection 5.08(4), directors, other than directors of a non-resident corporation, shall not transact business at a meeting of directors unless a quorum of the board is present and a majority of the directors present are resident Canadians, or where the Corporation has fewer than three directors, one of the directors present is a resident Canadian.

(4) Directors may transact business at a meeting of directors where a majority of resident Canadian directors is not present if,

         (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting, and

         (b) a majority of resident Canadian directors would have been present had that director been present at the meeting.

5.09 Voting. All questions arising at any meeting of the board shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have, in addition to his original vote, a second or casting vote.

5.10 Auditor. The auditor shall be entitled to attend at the expense of the Corporation and be heard at meetings of the board on matters relating to his duties as auditor.

6. Standard of Care of Directors and Officers

6.01 Standard of care. Every director and officer, in exercising his powers and discharging his duties, shall,

         (a) act honestly and in good faith with a view to the best interests of the Corporation; and

         (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

6.02 Liability for acts of others. Subject to the provisions of Section 6.01 of this by-law, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7. For the Protection of Directors and Officers

7.01 Indemnification by Corporation.

(1) The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

         (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation may from time to time enter into agreements pursuant to which the Corporation agrees to indemnify one or more persons in accordance with the provisions of this section.

(2) The Corporation shall, subject to the approval of the Ontario Court (General Division), indemnify a person referred to in subsection 7.01(1) of this by-law in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in clauses 7.01(1)(a) and 7.01(1)(b) of this by-law.

(3) Notwithstanding anything in this Article, a person referred to in subsection 7.01(1) of this by-law is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity

         (a) was substantially successful on the merits in his defence of the action or proceeding, and

         (b) fulfills the conditions set out in clauses 7.01(1)(a) and 7.01(1)(b) of this by-law.

7.02 Insurance. The Corporation may purchase and maintain insurance for the benefit of any person referred to in subsection 7.01(1)of this by-law against any liability incurred by him

         (a) in his capacity as a director or officer, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation, or

         (b) in his capacity as a director or officer of another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

7.03 Directors' expenses. The directors shall be reimbursed for their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties and no confirmation by the shareholders of any such reimbursement shall be required.

7.04 Performance of services for Corporation. Subject to Article 8 of this by-law, if any director or officer shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a director or officer shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

8. Interest of Directors and Officers in Contracts

8.01 Disclosure of interest. A director or officer who,

         (a) is a party to a material contract or transaction or proposed material contract or transaction with the Corporation; or

         (b) is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

8.02 Time of disclosure by director. The disclosure required by Section 8.01 of this by-law shall be made, in the case of a director,

         (a) at the meeting at which a proposed contract or transaction is first considered;

         (b) if the director was not then interested in a proposed contract or transaction, at the first meeting after he becomes so interested;

         (c) if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

         (d) if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he becomes a director.

8.03 Time of disclosure by officer. The disclosure required by Section 8.01 of this by-law shall be made, in the case of an officer who is not a director,

         (a) forthwith after he becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of directors;

         (b) if the officer becomes interested after a contract is made or a transaction is entered into, forthwith after he becomes so interested; or

         (c) if a person who is interested in a contract or transaction later becomes an officer, forthwith after he becomes an officer.

8.04 Time of disclosure in extraordinary cases. Notwithstanding Sections 8.02 and 8.03 of this by-law, where Section 8.01 of this by-law applies to a director or officer in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of the Corporation's business, would not require approval by the directors or shareholders, the director or officer shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest forthwith after the director or officer becomes aware of the contract or transaction or proposed contract or transaction.

8.05 Voting by interested director. A director referred to in Section 8.01 of this by-law shall not vote on any resolution to approve the contract or transaction unless the contract or transaction is,

         (a) an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of the Corporation or an affiliate;

         (b) one relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;

         (c) one for indemnity or insurance pursuant to the provisions of the Act; or

         (d)      one with an affiliate.

8.06 Nature of disclosure. For the purposes of this Article, a general notice to the directors by a director or officer disclosing that he is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or any transaction entered into with that person, is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into.

8.07 Effect of disclosure. Where a material contract is made or a material transaction is entered into between the Corporation and a director or officer of the Corporation, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest,

         (a) the director or officer is not accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction; and

         (b) the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his interest in accordance with Sections 8.02, 8.03, 8.04 or
                  8.06 of this by-law, as the case may be, and the contract or transaction was reasonable and fair to the Corporation at the time it was so approved.

8.08 Confirmation by shareholders. Notwithstanding anything in this Article, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction by reason only of his holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, is not by reason only of the director's or officer's interest therein void or voidable, where,

         (a) the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose; and

         (b) the nature and extent of the director's or officer's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular required pursuant to the provisions of the Act. (1)

9. Officers

9.01 Officers. Subject to the Articles, by-laws and any unanimous shareholder agreement, the board shall, annually or as often as may be required, by resolution appoint a President or Chairman of the Board and a Secretary. In addition, the board may from time to time by resolution appoint such other officers as the board determines to be necessary or advisable in the interests of the Corporation, which officers shall, subject to the Act, have such authority and perform such duties as may from time to time be prescribed by resolution of the board. None of the said officers, other than the Chairman of the Board, need be a member of the board. Any two or more offices of the Corporation may be held by the same person, except those of President and Vice-President. If the same person holds both the office of Secretary and the office of Treasurer, he may be known as Secretary-Treasurer.

9.02 Appointment of President or Chairman of the Board and Secretary. At the first meeting of the board after each annual meeting of shareholders, the board shall appoint a President or Chairman of the Board and a Secretary. In default of such appointment, the then incumbent shall hold office until his successor is appointed.

9.03 Remuneration and removal of officers. The remuneration of all officers shall be determined from time to time by the board. The fact that any officer is a director or shareholder shall not disqualify him from receiving such remuneration as may be so determined. All officers shall be subject to removal by resolution of the board at any time.

9.04 Duties of officers may be delegated. In case of the absence or inability to act of the Chairman of the Board or the President, or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate the powers of such officer to any other officer or to any director for the time being.

9.05 Chairman of the Board. The Chairman of the Board shall, if present, preside at all meetings of directors and shareholders. He shall sign all instruments which require his signature and shall perform all duties incident to his office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.06 President. The President shall sign all instruments which require his signature and shall perform all duties incident to his office, and shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.07 Managing Director. Subject to the Act, Articles and by-laws, the directors may appoint from their number a Managing Director who is a resident Canadian, and may delegate to such Managing Director any of the powers of the directors. The Managing Director shall have such other powers and perform such other duties as may from time to time be prescribed by resolution of the board.

9.08 General Manager. The General Manager shall have such authority to manage the business of the Corporation and perform such duties as may from time to time be prescribed by resolution of the board.

9.09 Vice-President. During the President's absence or inability or refusal to act, the President's duties may be performed and his powers may be exercised by the Vice-President, or if there are more than one, by the Vice-Presidents in order of seniority or designation (as determined by the board), except that no Vice-President shall preside at a meeting of the board unless he is a director. A Vice-President shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.10 Secretary. The Secretary shall give, or cause to be given, all notices required to be given to Shareholders, directors, auditors and members of any committee. He shall enter or cause to be entered in the books kept for that purpose minutes of all proceedings at meetings of directors and of shareholders. He shall be the custodian of the seal (if any) of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation. The Secretary shall have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.11 Treasurer. The Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such depositary or depositaries as the board may by resolution direct. He shall at all reasonable times exhibit his books and accounts to any director upon application at the office of the Corporation during business hours. He shall sign or countersign such instruments as require his signature and shall perform all duties incident to his office or that are properly required of him by resolution of the board. He may be required to give such bond for the faithful performance of his duties as the board in its uncontrolled discretion may require but no director shall be liable for failure to require any bond or for the insufficiency of any bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided. The Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.12 Assistant Secretary and Assistant Treasurer.

(1) During the Secretary's absence or inability or refusal to act, the Assistant Secretary shall perform all the duties of the Secretary. The Assistant Secretary shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

(2) During the Treasurer's absence or inability or refusal to act, the Assistant Treasurer shall perform all the duties of the Treasurer. The Assistant Treasurer shall also have such other authority and perform such other duties as may from time to time be prescribed by resolution of the board.

9.13 Delegation of board powers. In accordance with the by-laws and subject to the provisions of the Act, the board may from time to time by resolution delegate to any officer or officers power to manage the business and affairs of the Corporation.

9.14 Vacancies. If any office of the Corporation shall for any reason be or become vacant, the directors by resolution may appoint a person to fill such vacancy.

9.15 Variation of powers and duties. Notwithstanding the foregoing, the board may from time to time and subject to the provisions of the Act, add to or limit the powers and duties of an office or of an officer occupying any office.

9.16 Chief Executive Officer.

(1) The board may by resolution designate any one of the officers (including the Chairman of the Board, if any) as the Chief Executive Officer of the Corporation and may from time to time by resolution rescind any such designation and designate another officer as the Chief Executive Officer of the Corporation.

(2) The officer designated as the Chief Executive Officer of the Corporation pursuant to subsection (1) of this section shall exercise general supervision over the affairs of the Corporation.

10. Meetings of Shareholders

10.01 Calling of meetings. A meeting of shareholders may be called at any time by resolution of the board or by the Chairman of the Board or by the President, and the Secretary shall cause notice of a meeting of shareholders to be given when directed so to do by resolution of the board or by the Chairman of the Board or by the President.

10.02 Annual meeting. Subject to the provisions of the Act, the Corporation shall hold an annual meeting of shareholders not later than eighteen months after the Corporation comes into existence and subsequently not later than fifteen months after holding the last preceding annual meeting for the purpose of considering the financial statements and the auditor's report, electing directors and appointing auditors.

10.03 Special meeting. Subject to the provisions of the Act, a special meeting of shareholders may be called at any time and may be held in conjunction with an annual meeting of shareholders.

10.04 Place of meetings. Subject to the Articles and any unanimous shareholder agreement, a meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.05 Notice. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 15.01 in this by-law, in the case of an offering Corporation, not less than twenty-one days, and in the case of any other Corporation, not less than ten days, but, in either case, not more than fifty days, before the date of the meeting to each director, to the auditor and to each shareholder entitled to vote at such meeting. A notice of a meeting is not required to be sent to shareholders who were not registered on the records of the Corporation or its transfer agent on the record date determined under subsection 10.09(1) of this by-law but failure to receive a notice does not deprive a shareholder of the right to vote at the meeting.

10.06 Contents of notice.

(1) The notice of a meeting of shareholders shall state the day, hour and place of the meeting, and shall state or be accompanied by a statement of

         (a) the nature of any special business to be transacted at the meeting in sufficient detail to permit a shareholder to form a reasoned judgment thereon, and

         (b) the text of any special resolution or by-law to be submitted to the meeting.

(2) For the purposes of this section "special business" includes all business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor.

10.07 Waiver of notice. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner and at any time waive notice of a meeting of shareholders, and attendance of any such person at a meeting of shareholders is a waiver of notice of the meeting, except where he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

 10.08 Notice of adjourned meetings.

(1) If a meeting of shareholders is adjourned for less than thirty days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned.

(2) If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.09 Record date for notice.

(1) The directors may by resolution fix in advance a time and date as the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders, which record date shall not precede by more than fifty days or by less than twenty-one days the date on which the meeting is to be held. Where no such record date for the determination of the shareholders entitled to notice of a meeting of the shareholders is fixed by the directors as aforesaid, such record date shall be,

         (a) at the close of business on the day immediately preceding the day on which notice of such meeting is given, or

         (b)      if no notice is given, the day on which the meeting is held.

(2) If a record date is fixed pursuant to subsection (1) of this section, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, in accordance with Section 13.03.

10.10 Omission of notice. Subject to the provisions of the Act, the accidental omission to give notice of any meeting of shareholders to any person entitled thereto or the non-receipt of any notice by any such person shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

10.11 List of shareholders.

(1) The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

         (a) if a record date is fixed under subsection 10.09(1) of this by-law not later than ten days after such record date; or

         (b)      if no record date is fixed,

                  (i) at the close of business on the day immediately preceding the day on which notice is given, or

                  (ii) where no notice is given, on the day on which the meeting is held.

(2)      A shareholder may examine the list of shareholders,

         (a) during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained, and

         (b) at the meeting of shareholders for which the list was prepared.

10.12 Shareholders entitled to vote.

(1) Where the Corporation fixes a record date under subsection 10.09(1) of this by-law, a person named in the list prepared under Section 10.11 of this by-law is entitled to vote the shares shown opposite his name at the meeting to which the list relates, except to the extent

         (a) that the person has transferred any of his shares after the record date; and

         (b)      that the transferee of those shares,

                  (i)      produces properly endorsed share certificates, or

                  (ii) otherwise establishes that he owns the shares, and demands, not later than ten days before the meeting, that his name be included in the list before the meeting,

                  in which case the transferee is entitled to vote such shares at the meeting.

(2) Where the Corporation does not fix a record date under subsection 10.09(1) of this by-law a person named in the list prepared under
         Section 10.11 is entitled to vote the shares shown opposite his name at the meeting to which the list relates, except to the extent that,

         (a) the person has transferred any of his shares after the date on which the list referred to in Section 10.11 of this by-law is prepared; and

         (b)      the transferee of those shares,

                  (i)      produces properly endorsed share certificates, or

                  (ii) otherwise establishes that he owns the shares, and demands, not later than ten days before the meeting, or such shorter period before the meeting as the by-laws of the Corporation may provide, that his name be included in the list before the meeting, in which case the transferee is entitled to vote such shares at the meeting.

10.13 Persons entitled to be present. The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and the President, the Secretary, the directors, the scrutineer or scrutineers and the auditor and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.14 Proxies.

(1) Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as his nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

(2) A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall conform with the requirements of the Act.

10.15 Revocation of proxies. A shareholder may revoke a proxy

         (a) by depositing an instrument in writing executed by him or by his attorney authorized in writing,

                  (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or

                  (ii) with the chairman of the meeting on the day of the meeting or an adjournment thereof; or

         (b)      in any other manner permitted by law.

10.16 Deposit of proxies. The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

10.17 Joint shareholders. Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

10.18 Chairman and Secretary.

(1) The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: Chairman of the Board, President, Managing Director or, in the absence of the aforesaid officers, a Vice-President who is a director. If there is no such officer or if at a meeting none of them is present within fifteen minutes after the time appointed for the holding of the meeting the shareholders present shall choose a person from their number to be the chairman.

(2) The Secretary shall be the secretary of any meeting of shareholders, but if the Secretary is absent, the chairman shall appoint some person who need not be a shareholder to act as secretary of the meeting.

10.19 Scrutineers. The chairman of any meeting of shareholders may appoint one or more persons to act as scrutineer or scrutineers at such meeting and in that capacity to report to the chairman such information as to attendance, representation, voting and other matters at the meeting as the chairman shall direct.

10.20 Votes to govern. At all meetings of shareholders every question shall, unless otherwise required by law, the Articles, the by-laws, or a unanimous shareholder agreement, be determined by the majority of the votes duly cast on the question. In case of an equality of votes, the chairman presiding at the meeting shall have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

10.21 Show of hands. At all meetings of shareholders, every question submitted to the meeting shall be decided by a show of hands unless a ballot thereon is required by the chairman or is demanded by a shareholder or proxyholder present and entitled to vote. Upon a show of hands every person present who is either a shareholder entitled to vote or the duly appointed proxyholder of such a shareholder shall have one vote. Before or after a vote by a show of hands has been taken upon any question, the chairman may require, or any shareholder or proxyholder present and entitled to vote may demand, a ballot thereon. Unless a ballot is demanded, an entry in the minutes of a meeting of shareholders to the effect that the chairman declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion.

10.22 Ballots. If a ballot is required by the chairman of the meeting or is duly demanded by any shareholder or proxyholder and the demand is not withdrawn, a ballot upon the question shall be taken in such manner and at such time as the chairman of the meeting shall direct.

10.23 Votes on ballots. Unless the Articles otherwise provide, upon a ballot each shareholder who is present in person or represented by proxy shall be entitled to one vote for each share in respect of which he is entitled to vote at the meeting and the result of the ballot shall be the decision of the meeting.

10.24 Adjournment. The chairman presiding at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting from time to time and from place to place and, subject to the provisions of the Act and subsection 10.08(2) of this by-law, no notice of such adjournment or of the adjourned meeting need be given to the shareholders. Subject to the provisions of the Act, any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such meeting.

10.25 Quorum. At any meeting of shareholders, two individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, shall be a quorum for the choice of a chairman (if required) and for the adjournment of the meeting. For all other purposes, a quorum for any meeting of shareholders (unless a greater number of shareholders and/or a greater number of shares are required by the Act or by the Articles or the by-laws) shall be two individuals present in person, each of whom is either a shareholder entitled to attend and vote at such meeting or the proxyholder of such a shareholder appointed by means of a valid proxy, holding or representing by proxy not less than 5% of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. No business shall be transacted at any meeting of shareholders while the requisite quorum is not present. (Amended May 2, 2000)

10.26 Only one shareholder. Where the Corporation has only one shareholder, or only one holder of any class or series of shares, that shareholder present in person or by proxy constitutes a meeting.

11. Shares and Transfers

11.01 Issuance. Subject to the provisions of the Act, the Articles and any unanimous shareholder agreement, shares of the Corporation may be issued at such time and to such persons and for such consideration as the directors may by resolution determine, but no share shall be issued until it is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

11.02 Commissions. The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

11.03 Lien on shares. Subject to the provisions of the Act, the Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation. Such lien may be enforced by the Corporation in any manner permitted by law.

11.04 Share certificates.

(1) Every shareholder is entitled at his option to a share certificate or to a non-transferable written acknowledgment of his right to obtain a share certificate from the Corporation, stating the number and class of shares and the designation of any series of shares held by him.

(2) Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall (subject to compliance with the provisions of the Act) be in such form as the directors may from time to time by resolution approve and, unless otherwise provided by resolution of the board, such certificates and acknowledgments shall be signed by

         (a) the Chairman of the Board, the President or a Vice-President, and

         (b) the Secretary or an Assistant Secretary holding office at the time of signing,

         and notwithstanding any change in the persons holding such offices between the time of actual signing and the issuance of any certificate or acknowledgment and notwithstanding that the Chairman of the Board, the President, Vice-President, Secretary or Assistant Secretary signing may not have held office at the date of the issuance of such certificate or acknowledgment, any such certificate or acknowledgment so signed shall be valid and binding upon the Corporation.

(3) Notwithstanding the provisions of Section 2.04 of this by-law, the signature of the Chairman of the Board, the President or a Vice-President may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates and acknowledgments for shares of the Corporation, and certificates and acknowledgments so signed shall be deemed to have been manually signed by the Chairman of the Board, the President or a Vice-President whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid as if they had been signed manually. Where the Corporation has appointed a transfer agent pursuant to subsection 11.05(1) of this by-law the signature of the Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced, and when countersigned by or on behalf of a transfer agent, share certificates and acknowledgments so signed shall be as valid as if they had been signed manually.

11.05 Transfer agent.

(1) For each class of securities and warrants issued by it, the Corporation may, from time to time, appoint or remove

         (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

         (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants; and the person or persons appointed pursuant to this subsection shall be referred to in this by-law as a "transfer agent".

(2) Subject to compliance with the provisions of the Act, the directors may by resolution provide for the transfer and the registration of transfers of shares of the Corporation in one or more places. A transfer agent shall keep all necessary books and registers of the Corporation for the registration and transfer of such shares of the Corporation. All share certificates issued by the Corporation for shares for which a transfer agent has been appointed as aforesaid shall be countersigned by or on behalf of the said transfer agent.

11.06 Transfer of shares. Subject to the restrictions on transfer set forth in the Articles, shares of the Corporation shall be transferable on the books of the Corporation in accordance with the applicable provisions of the Act.

11.07 Defaced, destroyed, stolen or lost certificates. Where the owner of a share or shares of the Corporation claims that the certificate for such share or shares has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue a new share certificate in place of the original share certificate if such owner

         (a) so requests before the Corporation has notice that shares represented by the original certificate have been acquired by a bona fide purchaser;

         (b) files with the Corporation an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

         (c) satisfies any other reasonable requirements imposed by the Corporation.

11.08 Joint shareholders. If two or more persons are registered as joint holders of any share or shares, the Corporation is not bound to issue more than one share certificate in respect thereof and delivery of a share certificate to one of such persons is sufficient delivery to all of them.

11.09 Deceased shareholders. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register or register of transfers in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation or any of its transfer agents.

12. Dividends

12.01 Declaration of dividends. Subject to the provisions of the Act and the Articles, the directors may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

12.02 Joint shareholders.

(1) In case several persons are registered as joint holders of any share or shares of the Corporation, the cheque for any dividend payable to such joint holders shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and if more than one address appears on the books of the Corporation in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

(2) In case several persons are registered as the joint holders of any share or shares of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends on such shares and/or payments in respect of the redemption of such shares.

12.03 Dividends from funds derived from operations. Subject to the provisions of the Act, the Corporation may, if

         (a) for the time being it carries on as its principal business the business of operating a producing mining, gas or oil property owned and controlled by it;

         (b)      at least 75% of its assets are of a wasting character; or

         (c) it was incorporated for the purpose of acquiring the assets or a substantial part of the assets of a body corporate and administering such assets for the purpose of converting them into cash and distributing the cash among the shareholders; declare and pay dividends out of the funds derived from its operations notwithstanding that the value of the net assets of the Corporation may be thereby reduced to less than its stated capital of all classes if the payment of the dividends does not reduce the value of its remaining assets to an amount insufficient to meet all the liabilities of the Corporation, exclusive of its stated capital of all classes.

13. Record Dates

13.01 Fixing record dates. For the purpose of determining shareholders

         (a)      entitled to receive payment of a dividend;

         (b)      entitled to participate in a liquidation or distribution; or

         (c) for any other purpose except the right to receive notice of or to vote at a meeting,

the directors may fix in advance a date as the record date for such determination of shareholders, but such record date shall not precede by more than fifty days the particular action to be taken.

13.02 No record date fixed. If no record date is fixed pursuant to Section 13.01, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

13.03 Notice of record date. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed,

         (a) by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded; and

         (b) by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

13.04 Effect of record date. In every case where a record date is fixed pursuant to Section 13.01 in respect of the payment of a dividend, the making of a liquidation distribution or the issue of warrants or other rights to subscribe for shares or other securities, only shareholders of record at the record date shall be entitled to receive such dividend, liquidation distribution, warrants or other rights.

14. Corporate Records and Information

14.01 Keeping of corporate records.

(1) The Corporation shall prepare and maintain, at its registered office or at such other place in Ontario designated by the directors:

         (a) the Articles and the by-laws and all amendments thereto, and a copy of any unanimous shareholder agreement known to the directors;

         (b)      minutes of meetings and resolutions of shareholders;

         (c) a register of directors in which are set out the names and residence addresses, including the street and number, if any, of all persons who are or have been directors with the several dates on which each became or ceased to be a director;

         (d) a securities register in which are recorded the securities issued by the Corporation in registered form, showing with respect to each class or series of securities

                  (i)      the names, alphabetically arranged, of persons who,

                           (A) are or have been within six years registered as shareholders and the address, including the street and number, if any, of every such person while a holder, and the number and class of shares registered in the name of such holder,

                           (B) are or have been within six years registered as holders of debt obligations of the Corporation and the address, including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, and

                  (ii) the date and particulars of the issue of each security and warrant.

(2) In addition to the records described in subsection (1) of this section, the Corporation shall prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the directors and any committee. The records described in this subsection shall be kept at the registered office of the Corporation or at such other place in Ontario as is designated by the directors and shall be open to examination by any director during normal business hours of the Corporation.

(3) The Corporation shall also cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form and the date and other particulars of each transfer shall be set out.

14.02 Access to corporate records. Shareholders and creditors of the Corporation and their agents and legal representatives may examine the records referred to in subsection 14.01(1) of this by-law during the usual business hours of the Corporation and may take extracts therefrom, free of charge. If the Corporation is an offering corporation, any other person may examine such records during the usual business hours of the Corporation and may take extracts therefrom upon payment of a reasonable fee.

14.03 Copies of certain corporate records. A shareholder is entitled upon request and without charge to one copy of the Articles and by-laws and of any unanimous shareholder agreement.

14.04 Report to shareholders. A copy of the financial statements of the Corporation, a copy of the auditor's report, if any, to the shareholders and a copy of any further information respecting the financial position of the Corporation and the results of its operations required by the Articles, the by-laws or any unanimous shareholder agreement which are to be placed before an annual meeting of shareholders pursuant to the Act shall be sent to each shareholder not less than ten days before such annual meeting of shareholders (or, if the Corporation is an offering corporation, not less than twenty-one days) or before the signing of a resolution in accordance with the Act in lieu of such annual meeting, except to a shareholder who has informed the Corporation in writing that he does not wish to receive a copy of those documents.

14.05 No discovery of information. Except as specifically provided for in this Article, and subject to all applicable law, no shareholder shall be entitled to or to require discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors would be inexpedient or inadvisable in the interests of the Corporation to communicate to the public.

14.06 Conditions for inspection. The board may from time to time by resolution determine whether and to what extent and at what times and place and under what conditions or regulations the accounts and books of the Corporation or any of them shall be open to the inspection of shareholders, and no shareholder shall have any right to inspect any account or book or document of the Corporation, except as specifically provided for in this Article or as otherwise provided for by statute or as authorized by resolution of the board.

15. Notices

15.01 Method of giving. Any notice, communication or other document to be sent or given by the Corporation to a shareholder, director, officer or auditor of the Corporation under any provision of the Act, the Articles or by-laws shall be sufficiently sent and given if delivered personally to the person to whom it is to be given or if delivered to his last address as shown in the records of the Corporation or its transfer agent or if mailed by prepaid ordinary mail or air mail in a sealed envelope addressed to him at his last address as shown on the records of the Corporation or its transfer agent or if sent by any means of wire or wireless or any other form of transmitted or recorded communication. The Secretary may change the address on the records of the Corporation of any shareholder in accordance with any information believed by him to be reliable. A notice, communication or document so delivered shall be deemed to have been sent and given when it is delivered personally or delivered at the address aforesaid. A notice, communication or document so mailed shall be deemed to have been sent and given on the day it is deposited in a post office or public letter box and shall be deemed to be received by the addressee on the fifth day after such mailing. A notice sent by any means of wire or wireless or any other form of transmitted or recorded communication shall be deemed to have been given when delivered to the appropriate communication corporation or agency or its representative for dispatch.

15.02 Shares registered in more than one name. All notices or other documents with respect to any shares of the Corporation registered in the names of two or more persons as joint shareholders shall be addressed to all of such persons and sent to the address or addresses for such persons as shown in the records of the Corporation or its transfer agent but notice to one of such persons shall be sufficient notice to all of them.

15.03 Persons becoming entitled by operation of law. Subject to the provisions of the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares of the Corporation shall be bound by every notice or other document in respect of such share or shares which previous to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such share or shares.

15.04 Deceased shareholder. Any notice or document delivered or sent by mail or left at the address of any shareholder as such address appears on the records of the Corporation shall, notwithstanding that such shareholder is then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly given or served in respect of the shares whether held solely or jointly with other persons by such shareholder until some other person is entered in his stead on the records of the Corporation as the holder or one of the joint holders thereof and such service of such notice shall for all purposes be deemed a sufficient service of such notice or document on his heirs, legal representatives, executors or administrators and on all persons, if any, interested with him in such shares.

15.05 Signature to notice. The signature, if any, to any notice to be given by the Corporation may be written, stamped, typewritten, printed or otherwise mechanically reproduced in whole or in part.

15.06 Proof of service. A certificate of the Chairman of the Board, the President, a Vice-President, the Secretary or the Treasurer or of any other officer in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the delivery or mailing or service of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall, in the absence of evidence to the contrary, be proof thereof.

15.07 Computation of time. Where a given number of days' notice or notice extending over any period is required to be given, the number of days or period shall be computed in accordance with the definition of "day" contained in
Section 1.01 of this by-law.

15.08 Waiver of notice. Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provisions of the Act, the Articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

16. Effective Date

16.01 Effective date of by-law. This by-law shall come into force when enacted by the directors, subject to the provisions of the Act.


ENACTED by the Board this 17th day of December, 1997.




 /s/ G.B. Genovese                                      /s/ John Bailey
 ------------------------                              ------------------------
       President                                               Secretary

                        Consent of Independent Auditors


We consent to the use of our report dated December 7, 1999 with respect to the financial statement of Envoy Communications Group Inc. (the "Company") for the year ended September 30, 1999 included in the Annual Report (Amendment No. 1 to the Form 20-F).





                                                       /s/ KMPG LLP
                                                       Chartered Accountants


May 12, 2000
Toronto, Ontario

                                   SIGNATURES


                  Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   Envoy Communications Group Inc.

Date:    May 15, 2000              /s/ Geoffrey B. Genovese
                                   -------------------------------------------
                                   Name:  Geoffrey B. Genovese
                                   Title: President and Chief Executive Officer