Form 20-F
period 2001-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2002-02-19
CIK 1031516

As filed with the Securities and Exchange Commission on February 14, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

[  ]  Registration statement pursuant to Section 12(b) or (g) of the Securities
        Exchange Act of 1934

OR

[X]   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange
        Act of 1934
          For the fiscal year ended September 30, 2001

OR

[  ]  Transition report pursuant to Section 13 or 15(d) of the Securities
        Exchange Act of 1934
          For the transition period from _____________ to _______________

                         Commission file number 0-30082


                         ENVOY COMMUNICATIONS GROUP INC.
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                         ENVOY COMMUNICATIONS GROUP INC.
-------------------------------------------------------------------------------
                (Translation of Registrant's name into English)


                                Ontario, Canada
-------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)


               26 Duncan Street, Toronto, Ontario, Canada M5V 2B9
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act:
  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                 COMMON SHARES
-------------------------------------------------------------------------------
                                (Title of Class)


                                     NONE
-------------------------------------------------------------------------------
                  (Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.


                                     NONE
-------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2001 there were 20,725,950 common shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  YES   X      NO ____

Indicate by check mark which financial statement item the Registrant has
Elected to follow:       Item 17 ____        Item 18   X

Currency and Exchange Rates
All monetary amounts contained in this Form 20-F are, unless otherwise indicated, expressed in Canadian dollars. On February 14, 2002 the noon buying rate for Canadian Dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to $1.592 Cdn. (see Item 9 for further exchange rate information to U.S. currency.)



TABLE OF CONTENTS

PART I

Item 1.  Identity of Directors, Senior Management and Advisers
Item 2.  Offer Statistics and Expected Timetable
Item 3.  Key Information
Item 4.  Information on the Company
Item 5.  Operating and Financial Review and Prospects
Item 6.  Directors, Senior Management and Employees
Item 7.  Major Shareholders and Related Party Transactions
Item 8.  Financial Information
Item 9.  The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Item 12. Description of Securities Other than Equity Securities



PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders
           and Use of Proceeds
Item 15. Reserved
Item 16. Reserved



PART III

Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits




PART I

Item 1.  Identity of Directors, Senior Management and Advisers
--------------------------------------------------------------

         "Not applicable"



Item 2.  Offer Statistics and Expected Timetable
------------------------------------------------

         "Not applicable"



Item 3.  Key Information
------------------------

A.  Selected financial data(1)

The following table sets forth in Canadian dollars selected financial data for Envoy for the fiscal years indicated below prepared in accordance with Canadian generally accepted accounting principles unless otherwise noted. The following selected financial data should be read in conjunction with the more detailed financial statements and the related notes thereto appearing elsewhere in this Form 20-F and the discussion under Item 5 "Operating and Analysis of Financial Condition and Results of Operation" herein. The statements of operations data of Envoy for the fiscal years ended September 30, 1997 and 1998, and the balance sheet data of Envoy as of September 30, 1997 and 1998, are derived from financial statements of Envoy that have been audited by BDO Dunwoody LLP, independent public accountants, which are not included in this Form 20-F. The selected financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates.

(1) The financial statements of Envoy are prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), which differs in certain significant respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Reconciliation to U.S. GAAP is set forth in Note 15 to the Notes to the audited Financial Statements of Envoy as well as in Note 4 to the following table. Envoy's results of operations under U.S. GAAP for the years ended September 30, 2001, 2000 and 1999 are as disclosed in Note 15 to the Notes to the audited Financial Statements of Envoy.


                                                  September 30
-------------------------------------------------------------------------------
                               2001(1)    2000(2)    1999(3)    1998(4)    1997
               (all amounts in 000s of Canadian dollars, except per share data)
-------------------------------------------------------------------------------
Statement of Operations Data:
  Net revenue                80,792     58,606     41,787      13,491     8,675
  EBITDA(5)                   7,003     10,151      7,280       2,090     1,393
  Net Earnings(6)            (2,895)     2,910      2,877       1,503     1,179
Net Earnings per Share(6)    ($0.14)     $0.15      $0.20       $0.15     $0.12


                                                  September 30
-------------------------------------------------------------------------------
                               2001       2000       1999       1998       1997
                                  (all amounts in 000s of Canadian dollars)
-------------------------------------------------------------------------------
Balance Sheet Data:
Current Assets               51,138     43,337     44,521     15,684      6,352
Total Assets                113,850    102,308     75,748     25,330      8,709
Total Debt(7)                11,928     10,832      3,978        300          -
Shareholders' Equity(8)      61,319     62,687     40,612     13,317      3,937
Retained Earnings(9)         $5,603     $8,403     $5,493     $2,682     $1,179


(1) The Statement of Operations Data for the year ended September 30, 2001 includes the results of operations of IDG, acquired effective as of January 1, 2001, for the nine month period from January 1, 2001 to September 30, 2001. See
Item 4 "Information on the Company" for a description of this acquisition. The exchange rate utilized with respect to the Statement of Operations Date of Gilchrist is british pounds 1.00 to $2.2122 Cdn. and with respect to the Balance Sheet Date of Gilchrist is british pounds 1.00 to $2.3264 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5785 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.5352 Cdn. Except as set forth in footnotes 2, 3 and 4, no other acquisitions by Envoy materially affects the comparability of the information in the Selected Financial Data.

(2) The Statement of Operations Data for the year ended September 30, 2000 includes the results of operations of Sage, acquired effective as of June 1, 2000, for the four month period from June 1, 2000 to September 30, 2000 and the results of operations of Gilchrist, acquired effective as of July 1, 2000, for the three month period from July 1, 2000 to September 30, 2000. See Item 4 "Information on the Company" for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Date of Gilchrist is british pounds 1.00 to $2.1885 Cdn. and with respect to the Balance Sheet Date of Gilchrist is british pounds 1.00 to $2.2163 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.4722 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.5035 Cdn. Except as set forth in footnotes 1, 3, and 4, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(3) The Statement of Operations Data for the year ended September 30, 1999 includes the results of operations of Hampel Stefanides acquired effective as of October 1, 1998, for the entire twelve month period, the results of operations of Devlin acquired effective as of January 1, 1999 for the nine month period from January 1, 1999 to September 30, 2000, and the results of operations of Watt International, acquired effective as of May 1, 1999, for the five month period from May 1, 1999 to September 30, 1999. See Item 4 "Information on the Company" for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5029 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.4674 Cdn. Except as set forth in footnotes 1, 2 and 4, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(4) The Statement of Operations Data for the year ended September 30, 1998 includes the results of operations for the four month period from June 1, 1998 to September 30, 1998 of Promanad, acquired effective as of June 1, 1998. See
Item 4 "Information on the Company" for a description of such acquisition. Except as set forth in footnote 1, 2 and 3, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization.

(6) As reflected in Note 15 to the Notes to the audited Financial Statements of Envoy, in accordance with the reconciliation to U.S. GAAP set forth therein, the net earnings (loss) for the years ended September 30, 2001 was ($3,830,675), $2,910,427 and $1,928,798; and the diluted net earnings per share for the years ended September 30, 2001, 2000 and 1999 was ($0.18), $0.15 and $0.12, respectively.

(7)  Total debt includes both the current and long term portion of debt.

(8) As reflected in Note 15 to the Notes to the audited Financial Statements of Envoy, in accordance with the reconciliation to U.S. GAAP set forth therein, the shareholders' equity as at September 30, 2001 and 2000 was $61,270,082 and $62,686,801, respectively.

(9) During 1997, the share capital of Envoy was reduced by $9,886,961 pursuant to a special resolution of the shareholders dated August 15, 1997. The reduction in share capital was applied against the opening deficit of $9,886,961. Retained earnings as at September 30, 2001, 2000, and 1999, excludes the cumulative foreign currency translation adjustment of $832,880, ($314,328) and ($494,844), respectively. See Note 1(g) to the Notes to the audited consolidated Financial Statements of Envoy. This amount is not recorded for U.S. GAAP purposes.


Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future.


Exchange Rates

On February 14, 2002, the noon buying rate for Canadian dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to 1.592 Cdn. The following table sets forth for the periods indicated certain information regarding the exchange rate into U.S. currency of Canadian dollars. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.


                                                  September 30
-------------------------------------------------------------------------------
                               1997       1998       1999       2000       2001
-------------------------------------------------------------------------------
Average*                     1.3702     1.5265     1.5033     1.4724     1.5353

* The average rate means the average of the exchange rates on the last day of each month during the fiscal period.


                                               For the month ending
-------------------------------------------------------------------------------
            January    December    November     October   September      August
               2002        2001        2001        2001        2001        2001
-------------------------------------------------------------------------------
High         1.5162      1.5458      1.5600      1.5311      1.5797      1.5490
Low          1.4944      1.4995      1.5263      1.4954      1.5535      1.5275



B.  Capitalization and indebtedness

"Not applicable"


C.  Reasons for the offer and use of proceeds

"Not applicable"


D.  Risk factors

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

Non-compliance with financial covenants of debt facility. Under the terms of our debt facility, Envoy is required to maintain certain financial ratios. As at September 30, 2001 Envoy was not in compliance with one of the debt covenants involving trailing twelve months earnings before taxes, interest, depreciation and amortization and Envoy will continue to be in violation of this covenant in fiscal 2002. The lenders have waived the violation of this covenant as of September 30, 2001 and are in discussions with Envoy regarding amendments to the covenant calculations going forward and any actions to be taken by Envoy at the request of the lenders, although no assurances can be made that the lenders will agree to such amendments or that we will be able to take any action which may be requested by the lenders. Under the terms of the facility, if the covenants are not met, the lenders can demand repayment of the outstanding borrowings. We are in the process of considering possible actions which we might take if the lenders demand such repayment.

The marketing communications, design and technology industries are highly competitive. Envoy has competition in each of the markets in which it operates. In the advertising/marketing field, Envoy competes with companies such as Omnicom Group Inc., Interpublic Group of Companies Inc., WPP Group PLC, Ogilvy & Mather (Canada) Ltd., Bcom3 Group Inc., Havas Advertising and Cossette Communications Group Inc. In the design field, Envoy's design company Watt has competitors including Enterprise IG, Landor Associates, Interbrand Group, The FutureBrand Company Seigelgale, and Fitch Inc. In technology, we compete with companies such as IBM services, Modem Media Inc., and Cyberplex Inc. Envoy faces competition from numerous national and regional advertising agencies as well as specialized and integrated marketing communications firms.

There can be no assurance that Envoy will continue to be profitable. Although Envoy has had positive net revenue and EBITDA and experienced revenue growth in recent periods, our net revenue growth rate may not be sustainable or indicative of future operating results. In addition, Envoy has incurred substantial costs to expand and integrate its operations and it intends to continue to invest heavily in ongoing expansion. Envoy's ongoing integration costs will include the combination of the financial, information and communications systems of the various acquired companies. Envoy's ongoing expansion costs will include the costs of acquiring new businesses, leasing of additional office space, hiring new employees and purchasing new computer and communications equipment. As a result of these and other costs, Envoy may incur future operating losses, and there can be no assurance that Envoy will sustain profitability. In the current year Envoy had a net loss of $2.9 million.

Envoy's results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2001 for each of Envoy's clients that accounted for 10% or more of its net revenue and for Envoy's five largest clients combined:

Client                                 Year Ended September 30, 2001
-------------------------------------------------------------------------------
Asda Stores Limited                             13.6%
Five largest clients combined                   37.5%


There can be no assurance that Envoy will be able to maintain its historical rate of growth or its current level of gross margin derived from any client in the future.

As is customary in the industries in which we operate, Envoy does not have long-term contracts with any of its clients. Envoy's clients generally have the right to terminate their relationships with Envoy without penalty and with relatively short or no notice. The termination of Envoy's business relationships with any significant client, or a material reduction in the use of Envoy's services by any significant client, could adversely affect Envoy's future financial performance.

Envoy's operating results may vary from period to period. Envoy's operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of Envoy's control, including:

- timing of new projects;
- reductions, cancellations or completions of major projects;
- the loss of one or more significant clients;
- the opening or closing of an office;
- Envoy's relative mix of business;
- changes in pricing by Envoy or competitors;
- employee utilization rates;
- changes in personnel;
- costs related to expansion of Envoy's business, including by acquisition;
- increased competition; and
- marketing budget decisions by Envoy's clients.

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

The integration of acquired businesses may adversely affect Envoy's operating results. Envoy expects that the integration of businesses recently acquired by it as well as future acquisitions, if any, will place a significant burden on Envoy's management. Such integration is subject to risks and uncertainties, including:

- the inability to effectively assimilate the operations, services, technologies, personnel and cultures of the acquired entities;
- the potential disruption of Envoy's business; and
- the impairment or loss of relationships with employees and clients.

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

Continued growth of Envoy's business will place increased demands on its systems and resources and may impact Envoy's operating results. The expansion of Envoy's business and customer base has placed increased demands on Envoy's management, operating systems, internal controls and financial and physical resources. Envoy's continued growth, if any, may strain existing management and human resources, in particular, affecting Envoy's ability to attract and retain sufficient talented personnel. Consequently, Envoy may be required to increase expenditures to hire new employees, open new offices and invest in new equipment or make other capital expenditures. Any failure to expand any of the foregoing areas in an efficient manner could adversely affect Envoy's business. There also can be no assurance that Envoy will be able to sustain the rates of growth that Envoy has experienced in the past.

Envoy depends on its key management personnel for its future success. Envoy relies on its key management personnel. Envoy's future success will depend upon its ability to attract and retain additional highly skilled personnel.
If any of Envoy's officers or key employees leave Envoy, the relationships that they have with Envoy's clients could be lost. In addition, Envoy's ability to generate revenues directly relates to Envoy's personnel, both in terms of the number and expertise of the personnel Envoy has available to work on its projects and the mix of full time employees, temporary employees and contract service providers Envoy utilizes. The competition for employees at all levels of the marketing communications industry, especially the technology industry, is intense and is increasing. As a result, if Envoy fails to retain existing employees or hire new employees when necessary, Envoy's business, financial condition and operating results could be materially and adversely affected.

Conflicts of interest and exclusivity arrangements with Envoy's clients may limit Envoy's ability to provide services to others. Conflicts of interest between clients and potential clients are inherent in the marketing communications, design and technology industry. Moreover, as is customary in the marketing communications industry, Envoy has entered into exclusivity arrangements with many of Envoy's largest clients that restrict Envoy's ability to provide services to their competitors. Envoy has in the past been, and may in the future be, unable to take on new clients because such opportunities would require it to provide services to direct competitors of its existing clients. In addition, Envoy risks harming relationships with existing clients when it agrees to provide services to indirect competitors of existing clients. Prospective clients also may choose not to retain Envoy for reasons of actual or perceived conflicts of interest.

The marketing communications, design and technology industries are cyclical and a downturn in the industry may adversely affect Envoy's business. The marketing communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in one or more client business and marketing budgets. Our prospects, business, financial condition and results of operations may be materially adversely affected by a downturn in general economic conditions in one or more markets or changes in our clients business and marketing budgets.

The market for certain of Envoy's technology services is subject to uncertainties. The market for Internet technology professional services ("ITPS") is changing rapidly. The market success of ITPS providers is subject to a high level of uncertainty and is dependent on a number of factors, primarily:

- the growth in consumer access to and acceptance of new interactive technologies, such as the Internet, online services and corporate intranets; and
- the ability to anticipate new technologies and incorporate them into ITPS offerings in a timely fashion.

Future commercial use of platforms currently serviced by ITPS providers may change dramatically, negatively impacting the demand for ITPS providers dependent on outdated technology. Other issues include security, privacy, reliability, cost, ease of use and quality of service of the underlying technology. If the market for ITPS develops more slowly than we expect, or if our technology services do not continue to achieve market acceptance, our future operating performance could be materially adversely affected.



Item 4.  Information on the Company
-----------------------------------

The following Information on the Company contains forward-looking statements, which involve risks and uncertainties. Envoy's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Item 3-Risk Factors" and elsewhere in this Form 20-F.


                        ENVOY COMMUNICATIONS GROUP INC.

General

Envoy Communications Group Inc. ("Envoy") is an international design, marketing and technology company with offices in North America and Europe. Combining strategy, creativity, and innovation, Envoy's interconnected network of companies delivers business-building solutions to over 200 leading global brands and has successfully completed assignments in more than 40 countries around the world. Our clients include Adidas/Salomon Canada Ltd., ("Adidas/Salomon"), Asda Stores Limited ("Asda"), BASF Corporation ("BASF"), CDNOW, Federal Express Canada ("FedEX), JP Morgan Chase, Lexus a division of Toyota Canada Inc. ("Lexus"), Nissan Canada Inc. ("Nissan"), Panasonic Canada Inc. ("Panasonic Canada"), Safeway Incorporated ("Safeway"), Sprint Canada Inc. ("Sprint Canada"), Steelcase Canada Incorporated Ltd. ("Steelecase Canada"), Steelcase USA, TD Waterhouse Investor Services Inc. ("TD Waterhouse Investor Services"), and Wal-Mart Stores Inc. ("Wal-Mart"). As of September 30, 2001, we served over 250 clients. We generated $80.8 million Cdn. of net revenue for our fiscal year ended September 30, 2001 and $58.6 million Cdn. for the year ended September 30, 2000.

       The principal place of business of Envoy is located at 26 Duncan Street, Toronto, Canada M5V 2B9. Envoy may be reached by telephone: (416) 593-1212; or facsimile: (416) 593-4434. Envoy's website is www.envoy.to Information contained in our website does not constitute a part of this Form 20-F.



A.  History and development of the company

Envoy was incorporated under the laws of the Province of British Columbia, Canada as "Potential Mines Ltd." in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since Envoy's acquisition in July 1991 of The Incentive Design Company Ltd. ("IDC"), Envoy has shifted the nature of its business to providing marketing communications services for promoting clients' products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material acquisitions by Envoy are described below.

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

Envoy acquired The Communique Group Inc. (the "Communique Group") in October
1992.

In October 1997, Envoy effected an amalgamation of the Communique Group and three other subsidiaries of Envoy through which Envoy's business communications and product design services were provided, with the Communique Group being the continuing entity. Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. ("Promanad"), an advertising and public relations agency

Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides Inc. ("Hampel Stefanides"), effective as of October 1, 1998. Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc. ("Devlin"), a Toronto-based website design and development company. Effective as of May 1, 1999, Envoy acquired Watt International Inc. ("Watt International"), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. ("Watt Design"), a Toronto-based provider of design, packaging and marketing identity services to retailers. Donald G. Watt was Chairman of Watt Design prior to such acquisition by Envoy and now serves as Chairman of Watt International and a Director of Envoy.

Effective as of June 1, 2000, Envoy acquired Sage Information Consultants Inc. ("Sage"), a digital professional service firm operating in the United States and Canada. Envoy expanded its geographical reach into the United Kingdom and the continental Europe marketplace through its acquisition of Gilchrist Brothers Limited ("Gilchrist"), a United Kingdom based digital imaging and design firm, effective as of July 1, 2000. Effective as of January 1, 2001, Envoy acquired The International Design Group (Canada) Inc. ("IDG"), a Toronto-based retail planning and design firm.

During July 2001, Envoy launched John Street Inc. a Toronto based advertising and Communications initiative to replace the advertising business previously conducted by the Communique Group Inc.



B.  Business overview

Our Solution

Our aim and motivation is to work with clients who are brand conscious and value creative solutions to their marketing communication, design and technology needs. They have expectations that advertising/marketing, design and technology can positively affect their business in a fundamental way and they require our Company to act as their business partner. We have developed a working methodology, which ensures that strategic solutions go beyond a simplistic response to consumer views and attitudes. Strategic planning at Envoy is rooted not only in our client's brand and its relationship with the consumer but as importantly within the context of the clients' business objectives.

We focus on developing strategies which provide solutions to business problems and which inspire creative teams to produce solutions that are original, distinctive and also commercially relevant.

Our strategic planning tools have been refined to raise the level of contribution to client business.

Our approach appeals particularly to clients who demand outstanding creative work and thinking that has an impact on the consumer and provides a catalyst for change within their organization.

As we move towards an ever increasingly complex media environment, our clients appreciate our ability to produce brand ideas that are capable of exploitation across all channels of communication. Envoy is recognized as an innovator of branding ideas which work in multi-channel broadcast, print, public relations, retail and digital formats.

By providing the option of accessing the integrated services of several of our operating divisions, we can provide clients the opportunity to communicate in one clear voice through a range of media channels. Our employees have expertise in a broad range of disciplines including business strategy, marketing, branding, information technology and creative design. We can work with a client from the analysis of its business objectives to the implementation of an appropriate solution. As a result, clients can benefit not only from the time and cost savings of working with a single firm, but also from the integrated marketing communications strategy made possible by our integrated and coordinated range of marketing communications services. Based upon various competitors' public information and management's dealings with clients and prospective clients, we believe that this differentiates us from advertising/marketing, brand design or Internet service providers that focus on a single aspect of the range of marketing communications services.


Our Strategy

Our goal is to be our clients' most valued business partner in building and leveraging their brands through marketing services, design services and technology. We believe that we have brought together best of breed companies and talent to offer our clients a truly integrated marketing communication strategy. We plan to pursue the following strategies:

Deliver high quality and internationally recognized services in each of our core disciplines.

Our brands have built strong reputations for delivering high quality services internationally. We intend to continue to offer services at this high standardin each of our core disciplines of marketing, design and technology. We believe that this focus on internationally based, leading edge capabilities will ensure that Envoy continues to attract and retain prominent clients and key talent.


Develop our client base through the  cross-selling of our services.

We plan to continue offering integrated service on an international platform. We intend to capitalize on the convergence in the demand for our services in the marketplace by cross-selling our services to existing clients and leveraging our platform to win new business.


Expand our service offerings

We intend to pursue opportunities to expand our service offerings, either by extending the core disciplines beyond design, marketing and technology, or by development of new service offerings within the current three disciplines. Examples of further core disciplines may include strategic consulting and public relations.


Pursue strategic acquisitions

We intend to continue to pursue strategic acquisitions to extend both our depth of expertise and our geographic reach in each of our core disciplines. The efforts to extend Envoy's geographic reach and breadth of service offering add a significant degree of diversification and strength to our business model.


Our Services

We provide strategic and creative marketing, design and technology services that help our clients build, maintain and leverage their products and brands. Our services help our clients build their public image, generate new revenue, create first-to-market opportunities and increase efficiencies and customer care.

Net revenue by type of service for the last three fiscal years is as follows:
(all amounts in 000's Canadian dollars)


Net revenue:             Fiscal 2001          Fiscal 2000          Fiscal 1999
------------------------------------------------------------------------------
Marketing                    $24,375              $28,772              $30,317
Design                        41,444               22,247                9,421
Technology                    14,973                7,586                2,049
------------------------------------------------------------------------------
                             $80,792              $58,606              $41,787
------------------------------------------------------------------------------


Net revenue by geographic region, based on the region the customer is located, is as follows: (all amounts in 000's Canadian dollars)


Net revenue:             Fiscal 2001          Fiscal 2000          Fiscal 1999
------------------------------------------------------------------------------
Canada                       $19,833              $21,981              $19,153
United States                 40,970               32,559               22,634
United Kingdom
  and Continental Europe      19,989                4,066                    -
------------------------------------------------------------------------------
                             $80,792              $58,606              $41,787
------------------------------------------------------------------------------



Marketing

We provide comprehensive advertising/marketing services across various media. These services include strategic planning and consulting, creative concept development, off-line and on-line advertising production, account planning, market research, media planning and buying, event marketing and public relations.

We are committed to creating brand propositions that are unique, ownable and sustainable. Our various agencies operate across the U.S., Europe and Canada to provide our clients with a consistent international marketing message. We have created numerous memorable marketing communications campaigns for our clients including "We Make a Lot of the Products you use Better" for BASF.


Design

Our retail design group has designed many shopping malls, entertainment complexes, specialty retailers, superstores, airport retail spaces, retail department stores, banks and automobile maintenance stores. Our retail concepts have been utilized in over 40 countries, representing over 25 industries.

Our staff of designers, architects and strategists help our clients develop new retail store concepts, design store layouts and assess and predict consumer shopping behavior in both brick-and-mortar and online retail environments.

We are involved with all aspects of the creation and execution of brand strategy. We help our clients develop national and private label brands, including the development of the product concept, brand name, image, brand packaging, design and marketing strategies.

We are involved in the strategic naming, developing and positioning of corporate images. We help our clients establish identities across their organizations by creating consistent identities for every aspect of their business. We focus on every aspect of the client's brand and identity, and we conduct brand audits to assess the impact and efficiency of client's brands.


Technology

We provide our clients with technology solutions that encompass front-end user interfaces and back-end transactional capability as well as proprietary collaborative software. Our technology services are compatible with Microsoft, IBM and Oracle and can provide clients with complete and fully integrated digital solutions.

Our front-end services include the design, usability assessment, development and maintenance of our clients' websites, research and strategic consulting regarding the Internet and the design and production of on-line advertisements.

Our back-end services complement our web-development services with leading edge e-commerce, knowledge management and infrastructure solutions. We are a leading Microsoft Solution Provider Partner in Canada and New York and are part of an elite group of organizations that sit on Microsoft's Partner Advisory Council. Through the council, we assist in providing guidance on key issues that ultimately shape Microsoft's channel strategy for delivering solutions and services.

We have developed a proprietary web-based communications tool referred to as "Decision Room". Decision Room is an on-line "meeting room" that allows users to easily exchange graphic or text files through password-protected access and enables review, feedback and approval in virtual business meetings.

By combining Sage's back-end solutions and Microsoft accreditation, with Devlin's award winning web design skills and IBM and Oracle expertise, our technology group is platform agnostic and can therefore provide our clients with complete and fully integrated digital solutions.


Industry Overview

-- Worldwide Advertising Market

The combined worldwide advertising expenditures is now forecast for a gain of 6.2% to $494.1 billion in year 2001, according to ABC News. Companies are increasingly focused on the image and brand of their organizations, products and services and are spending more advertising dollars to differentiate themselves from competitors and increase customer loyalty. In addition, corporate consolidation has resulted in worldwide brands that must be supported across many markets.

Increased advertising expenditures are being supported by increased spending on below-the-line marketing services, as companies aim to reach their target audiences and quantify the effectiveness of their communications. Companies are increasingly utilizing interactive marketing, in-store concepts, database marketing and other direct marketing tools to deepen relationships with their existing customers and attract and retain new customers.

In this environment, we believe that companies are seeking to work with agencies that can deliver proven creative talent, a consistent marketing message worldwide and an integrated offering of advertising and marketing services that includes creative concept development, strategic planning and consulting, advertising production, media planning and buying, event marketing and public relations.

-- Design Services

In all areas of marketing and product design, we believe that companies are looking to extend their customer relationships and influence consumer behavior. Design services encompass the entire customer experience, from product packaging to the retail environment, and are a key component of a company's marketing communications strategy.

The design services sector is rapidly evolving into a global marketplace, as companies are increasingly looking for expertise in the development and maintenance of their brands on a global basis. Companies are looking to firms that can deliver a consistent message to consumers through packaging and retail design, regardless of geography.

-- Technology Services

The Internet presents opportunities to transform businesses and entire industries as organizations exploit its potential to extend and enhance their brands and business activities. Companies are increasingly using the Internet to communicate and transact business on a one-to-one basis with existing customers and to target and acquire new customers. As a result, organizations are investing in the strategic use of Internet solutions to transform their businesses.

Worldwide spending on information and communication technology totaled more than US$2.1 trillion in 2001 and was expected to surge 50% by 2004. It is expected to surpass $3 trillion in 2003. (The World Information Technology and Service Alliance.)

While many Internet professional services firms focus on either the creative, strategic or technical aspects of Internet communications, few firms are able to successfully integrate all three into their offering. Companies are seeking to work with Internet solutions providers that have expertise in technical, as well as the creative and strategic aspects of the Internet.

-- Convergence

We believe, as companies become global, their marketing strategies become global and the Internet becomes an important part of reaching existing and prospective customers, companies are looking to integrate their marketing communications strategies. We believe that companies will look to partner with firms that can seamlessly provide an integrated global offering that encompasses advertising, marketing, design and technology.

-- Government Regulations

The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. There are also a number of US federal and state laws and regulations directed at the advertising and marketing of specific products, such as food and drug products. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system, as well as industry self-regulatory procedures, to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. There can be no assurance Envoy will not be subject to claims against it or Envoy's clients by other companies or governmental agencies or that such claims, regardless of merit, would not have a material adverse effect on Envoy's future operating performance.

Due to the increasing popularity and use of the Internet services, any number of Canadian federal or provincial or foreign international laws and regulations may be adopted regarding libel, pricing, acceptable content, intellectual property ownership, taxation and quality of products and services. US law makers have enacted legislation that regulates aspects of the Internet, including domain name disputes and trademark infringement, the use of filters in schools and libraries, piracy of digital content, liability for online copyright infringement, e-commerce taxation, electronic signatures, disclosure of financial information, children's privacy and children's access to adult content. In addition, U.S. lawmakers have introduced legislation relating to the Internet that would govern online gambling, unsolicited commercial email, employer monitoring of employees, Internet access charges, and consumer privacy. Any new legislation in these areas has the potential to inhibit the growth in use of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, or could in turn decrease the demand for Envoy's services or otherwise have a material adverse effect on Envoy's future operating performance.



C.  Organizational structure

Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

                                              % of             Jurisdiction of
Company                                  ownership               incorporation
------------------------------------------------------------------------------
Communique Incentives Inc.                     100                     Ontario
Hampel Stefanides, Inc.                        100                    Delaware
Devlin Multimedia Inc.                         100                     Ontario
Watt International Inc.                        100                     Ontario
Sage Information Consultants Inc.              100                     Ontario
Gilchrist Brothers Limited                     100              United Kingdom
Watt Russell (USA) Inc.                         75                    Delaware
John Street Inc.                                65                     Ontario



D.  Property, plants and equipment

We currently operate offices in the following cities: London and Leeds (UK), Paris, Stockholm, New York, San Francisco, Boston and Toronto. The terms of our principal leases are as follows:

Envoy's principal executive offices consist of a five-story office building of approximately 36,000 square feet located at 26-28 Duncan Street, Toronto, Ontario, Canada. The offices are leased pursuant to a lease with an initial term of five years expiring on September 30, 2002 and a current rent of $180,000 Cdn. per annum. The lease may be renewed by Envoy on six months prior written notice for a first option term of three years, a second option term of two years and a third option term of five years at specified increased rents per each renewal period. Notice has been given for the first option term. In connection with the lease negotiation, the landlord advanced to Envoy $400,000 Cdn. as a loan, with an interest rate of 0.925% per annum, for leasehold improvements, to be repaid over five years which repayment commenced October 1, 1997. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of such loan at September 30, 2001 was $101,000 Cdn.

Envoy has additional office space which consists of a five-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. These premises have been leased pursuant to a lease with a term which commenced on July 1, 1999 and expires in June 2002, and a current annual rent of $124,800 Cdn. which rent increases each year of the lease term. The lease may be renewed by Envoy on six months prior written notice for three further terms of two years for the first option and five years for the second and third options at specified increased rents for each year of the renewal terms. Notice has been given for the first option term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 Cdn. as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2001 was $625,000 Cdn.

The offices of Envoy's wholly-owned subsidiary Devlin are currently located at 185 Fredrick Street, Ground 100, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $82,138 Cdn. which expires in July 2002. Management is currently in discussions regarding the renewal of this lease.

The executive offices of Envoy's wholly-owned subsidiary, Hampel Stefanides, are located at 111 Fifth Avenue, New York, New York. The offices consist primarily of (i) 18,000 square feet of office space leased pursuant to a lease (the "HSI Lease") that expires in June 2004 with a current annual rent of approximately US$324,000 with annual rent increases each year of the lease term; and (ii) 18,000 square feet of office space pursuant to a lease that expires in May 2011 with a current annual rent of approximately US$846,000 with annual rent increases each year of the lease term.

The HSI Lease requires Hampel Stefanides to maintain a letter of credit in the amount of US$250,000, secured by a restricted cash deposit, to serve as a security deposit.

The offices of Envoy's wholly-owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $243,318 Cdn. which expires in March 2005.

The offices of Envoy's wholly-owned subsidiary, Gilchrist, consist of an office building of approximately 72,000 square feet located on Ring Road, West Park, Leeds, West Yorkshire, England. The premises are leased pursuant to a lease with a current annual rent of british pounds 136,000 which expires in February 2009. Gilchrist has additional office space of approximately 3,000 square feet located at 156-164 Tooley Street, London SE1, England. The premises are leased pursuant to a lease with a current annual rent of british pounds 26,550 which expires in December 2002.


Clients

Our customers consist primarily of large multinational businesses and regional accounts. No single client accounted for over 18% of net revenue for the year ended September 30, 2001. Our clients include: Adidas/Salomon, Asda, BASF, CDNow, FedEX, JP Morgan Chase, Lexus, Microsoft, Nissan, Panasonic Canada., Sprint Canada, Safeway Inc., Steelcase Canada, Steelecase USA, TD Waterhouse Investor Services, and Wal-Mart



Item 5.  Operating and Financial Review and Prospects
-----------------------------------------------------

The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of Envoy and notes relating thereto included elsewhere in this Form 20-F. The information contained in this Item# 5 refers to financial statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 15 to the Notes to the audited Financial Statements of Envoy. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements contained in the following discussion. Statements in this Form 20-F concerning Envoy's outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses or other financial items and statements made with respect to any future events, conditions, performance or other matters are "forward looking statements" as that term is defined under the U.S. federal securities laws. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of the Internet and Envoy's Internet and other technology, (ii) that Envoy has grown rapidly in the last several years and there can be no assurance that Envoy will continue to be able to grow profitably or manage its growth, (iii) risks associated with acquisitions, (iv) risks associated with competition, (v) that Envoy's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, and (vi) that the loss of services of certain key individuals could have a material adverse effect on Envoy's business, financial condition or operating results.


Overview

Envoy is an international design, marketing and technology company with offices throughout North America and Europe. Combining strategy, creativity and innovation, Envoy's interconnected network of companies delivers business-building solutions to over 200 leading global brands and has successfully completed assignments in more than 40 countries around the world. Our clients include Asda, BASF, CDNOW, Safeway and Wal-Mart. As of September 30, 2001, we served over 250 clients. We generated $80.8 Cdn. million of net revenue for the year ended September 30, 2001 and $58.6 Cdn. million for the year ended September 30, 2000.


-- Net Revenue
(Previously referred to as "gross margin" in fiscal 1999) net revenue represents Envoy's compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company's agency and non-agency projects are short-term in nature. Fees earned for non services are recognized either upon the performance of the Company's services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company's services are substantially complete and accepted by the client.
Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue. When the Company's compensation for its agency services is based on commissions, net revenue is comprised of: (I) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditure for the production of advertisements, which are recognized upon the completion of the Company's services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto. When the Company's compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

-- Operating Expenses
Salaries and benefits and general and administrative costs represent Envoy's two largest operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs and professional services. Business development activities include new business pitches to potential clients and existing clients or their respective affiliates with respect to new products and services, client presentations, and Envoy's own advertising and promotion costs, award entry fees and research.

-- Recognition Policies
In general, Envoy recognizes its compensation for its services as follows. Fees earned for non-agency services are recognized either upon the performance of Envoy's services when Envoy earns a per diem fee or, in the case of a fixed fee, upon substantial completion of Envoy's services and acceptance by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed and collected from clients in excess of fees recognized as net revenue are classified as deferred revenue.

When Envoy's compensation for its agency services are commission based, net revenue is comprised of (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement, and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of Envoy's services and acceptance by the client, being the time at which Envoy has no further substantial obligations with respect thereto. When Envoy's compensation for its agency services is fee based, net revenue is comprised of non-refundable monthly agency fees which are recognized in the month earned.

Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

-- Tax Matters
With respect to Envoy's 1998 fiscal year, Envoy had tax loss carryforwards sufficient to cover its Canadian income tax liabilities. In 1999, Envoy fully utilized previous tax loss carryforwards to reduce its Canadian income tax liability as set forth in Note 10 to the Notes to the audited consolidated Financial Statements of Envoy.



A.  Operating results

Year Ended September 30, 2001 compared to Year Ended September 30, 2000
-----------------------------------------------------------------------

-- Net revenue
Net revenue increased by 38% to $80.8 million in the year ended September 30, 2001 from $58.6 million in the year ended September 30, 2000. This increase occurred as a result of both growth through acquisition and organic growth. Effective January 1, 2001 Envoy acquired the International Design Group. This acquisition was accounted for using purchase accounting and Envoy's results of operations reflect net revenue from the effective date of the acquisition. This acquisition accounted for approximately $2.8 million, or 13% of the overall increase in net revenue. Our organic growth rate for the entire Company in 2001 was 4.8%.

In fiscal 2000, Envoy completed two acquisitions: the acquisition of Gilchrist effective July 1, 2000, and the acquisition of Sage, effective June 1, 2000. Envoy's results of operations for fiscal 2000 include the acquired operations from their respective dates of the acquisitions. As a result of the acquisitions of Gilchrist and Sage, there are an additional nine and eight months of net revenues for these companies, respectively, included in the September 30, 2001 results of operations that were not included in the results of operations for the year ended September 30, 2000. In fiscal 2001, net revenue from Envoy's marketing services represented approximately 30% of net revenue, while design and technology services represented 51% and 19% respectively.

Net revenues from customers located in the United States have continued to grow from $32.6 million in fiscal 2000 to $41 million in fiscal 2001, partly due to the acquisition of Sage in late fiscal 2000. Net revenues from the United Kingdom and continental Europe have continued to grow from $4.1 million in 2000 to $20 million in 2001 largely due to the acquisition of Gilchrist in late 2000.

Our five largest clients in fiscal 2001 accounted for 37.5% of our net revenue for such period, while our five largest clients in fiscal 2000 accounted for 33.7% of our net revenue for such period. No single client accounted for over 18% of our net revenue in either year.

-- EBITDA
Management believes that earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") is an important measure of profitability when evaluating a company growing through acquisitions. EBITDA is a standard measure that is commonly reported and widely used by analysts, investors and other interested parties in the marketing industry, accordingly this information has been disclosed herein to permit a more complete comparative analysis of our operating performance. Using EBITDA, eliminates distortions created by goodwill amortization, tax rates, interest charges and other non-recurring charges or gains and makes the operating results more comparable to those of other companies, particularly those companies which account for acquisitions using pooling of interests accounting. In computing EBITDA we have excluded the charge taken in 2001 in respect of the costs associated with an aborted acquisition and the related equity offering, which is presented as an unusual item under generally accepted accounting principals. We have excluded this charge, as management believes such costs are non-recurring in nature. There were no similar unusual charges or unusual gains in prior years. EBITDA should not be considered as a substitute or alternative for net earnings or cash flow.

In fiscal 2001, Envoy earned $7 million in EBITDA before unusual items compared with $10.2 million in fiscal 2000. This represents a decrease of 31% year over year. In 2001, our EBITDA profit margin before unusual items was 8.7%, compared to 17.3% in 2000. The decrease is largely due to the general economic slowdown in the last quarter. During the fourth quarter the Company experienced a loss of $3 million dollars. The principal reasons for this in our fourth quarter were the slowdown in our technology business, which experienced a loss of approximately $1.5 million, as well as losses resulting from the closure of Communique Advertising in Canada. In addition goodwill amortization for the fourth quarter amounted to approximately $800,000.

-- Operating Expenses
Operating expenses increased by 52% to $73.8 million for fiscal 2001 from $48.5 million for fiscal 2000. As a percentage of net revenue, operating expenses increased to 91% for fiscal 2001 from 83% in fiscal 2000. The primary reasons for the increase in operating expenses were an increase in salaries and benefits of $18.5 million, or 53%; an increase in general and administrative expenses of $4.6 million or, 43%; and an increase in occupancy costs of $2.2 million, or 86%. There were also increases in depreciation of $880,000, or 44%, and of goodwill amortization net of taxes of $1.4 million, or 89%. The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support personnel employed to handle the continued growth and expanded operations throughout Envoy and related recruiting and hiring costs. As a percentage of net revenue, salaries and benefits increased to 66% for fiscal 2001 compared with 60% in fiscal 2000. The percentage increase in salary expense is a result of a combination of factors including the cost of winding up our Canadian advertising business during the year, an increase in staff to accommodate the growth in our technology business and, the delay in the launch by clients of certain major projects which resulted in underutilized staff at certain times during the year. The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development by the acquired businesses. General and administrative expenses remained relatively constant at 19% of net revenue for fiscal 2001 compared with 18% of net revenue for fiscal 2000. Occupancy costs increased due to additional space required to support our growth in New York, San Francisco and Sweden, and the occupancy costs associated with the acquisition of Gilchrist for an additional three months in fiscal 2001. The additional depreciation charges were due to the depreciation of leasehold costs associated with our acquired operations and additional office space; depreciation of newly purchased capital equipment and depreciation from acquired businesses. As a percentage of revenue, depreciation remained relatively consistent at approximately 3.4% year over year. The increase in interest charge was largely due to additional debt used to funds acquisitions as well as an increase in interest rates year over year on our floating rate debt.

During the year we announced that we terminated our discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that all costs associated with the proposed acquisitions and the related equity financing need to be expensed at the date of abandonment. These costs include legal, accounting, consulting and other out-of-pocket expenses, all of which amounted to approximately $1.9 million.

The above factors resulted in a decrease in our earnings before income taxes and goodwill amortization from $7.8 million to $1.5 million.

In 2001, our effective income tax rate as a percentage of net income before goodwill amortization was 92.2% compared to our 2000 effective tax rate of 41.9%. The difference relates primarily to expenses deducted in the accounts which have no corresponding deduction for income taxes as set forth in Note 10 to our audited consolidated financial statements. These expenses increased in 2001 due to certain costs incurred in connection with aborted acquisitions and equity financing, and certain compensation expense both of which may not be deductible for tax purposes. See Note 2(d) and Note 11 in our audited consolidated financial statements.

Goodwill amortization increased from $1.6 million to $3 million due largely to the increased amount of goodwill derived from the acquisitions discussed above as well as additional earn-out payments. Goodwill is largely not deductible for income tax purposes.

-- Net income
Primarily as a result of the foregoing factors, net income decreased from $2.9 million in fiscal 2000 to ($2.9) million in fiscal 2001.


Year Ended September 30, 2000 compared to Year Ended September 30, 1999
-----------------------------------------------------------------------

-- Net revenue
Net revenue increased by 40% to $58.6 million in the year ended September 30, 2000 from $41.8 million in the year ended September 30, 1999. This increase occurred as a result of both growth through acquisition and organic growth. Effective July 1, 2000 Envoy acquired Gilchrist and effective June 1, 2000, Envoy acquired Sage. Both acquisitions were accounted for using purchase accounting and Envoy's results of operations reflect net revenue from their respective effective dates. These acquisitions accounted for approximately $8.6 million, or 51% of the overall increase in net revenue. Envoy's increase in net revenue was due to organic growth in fiscal 2000 of $4.5 million, representing 27% of the overall increase in net revenue for the year.

In fiscal 1999, Envoy completed three acquisitions: the acquisition of Hampel Stefanides effective October 1, 1998, the acquisition of Devlin, effective January 1, 1999 and the acquisition of Watt International, effective May 1, 1999. Envoy's results of operations for fiscal 1999 include the acquired operations from their respective dates of the acquisitions. As a result of the acquisitions of Devlin and Watt International, there are an additional three and seven months of net revenues for these companies, respectively, included in the September 30, 2000 results of operations that were not included in the results of operations for the year ended September 30, 1999. There are twelve months of net revenues of Hampel Stefanides included in our results of operations for the year ended September 30, 1999.

In fiscal 2000, net revenue from Envoy's marketing services represented approximately 49% of net revenue, while design and technology services represented 38% and 13% respectively.

Net revenues from customers located in the United States grew from $22.6 million in fiscal 1999 to $32.6 million in fiscal 2000. As a result of acquisitions, in fiscal 2000 net revenues of $4 million were generated from customers in the United Kingdom and continental Europe.

In fiscal 2000 we endeavored to continue to expand our client base and our five largest clients accounted for 33.7% of our fiscal 2000 net revenue for such period as compared to 37.7% of our fiscal 1999 net revenue. No single client accounted for over 15% of our net revenue in either year.

-- EBITDA
In fiscal 2000, Envoy earned $10.2 million in EBITDA compared with $7.3 million in fiscal 1999. This represents a growth rate of 39% year over year. The EBITDA profit margin in 2000 was 17.3%, similar to the EBITDA profit margin of 17.4% achieved in 1999.

-- Operating Expenses
Operating expenses increased by 40% to $48.5 million for fiscal 2000 from $34.5 million for fiscal 1999. As a percentage of net revenue, operating expenses remained constant at 83% for fiscal 2000 and fiscal 1999. The primary reasons for the increase in operating expenses were an increase in salaries and benefits of $9.4 million, or 37%; an increase in general and administrative expenses of $3.9 million or, 56%; and an increase in occupancy costs of $675,000, or 36%. There were also increases in depreciation of $543,000, or 38%, and of goodwill amortization net of taxes of $984,000, or 161%. The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support personnel employed to handle the continued growth and expanded operations throughout Envoy and related recruiting and hiring costs. As a percentage of net revenue, salaries and benefits decreased somewhat to 60% for fiscal 2000 compared with 62% in fiscal 1999. The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development by the acquired businesses. General and administrative expenses remained relatively constant at 18% of net revenue for fiscal 2000 compared with 17% of net revenue for fiscal 1999. Occupancy costs increased due to additional space required to support our growth in Toronto and New York, the inclusion of Watt International's occupancy costs for an additional seven months and the occupancy costs associated with the acquisition of Sage and Gilchrist. The additional depreciation charges were due to the depreciation of the costs of our additional leasehold improvements and of newly purchased capital equipment as a result of our expanded operations. The increase in interest charge was largely due to additional debt relating to acquisitions.

Earnings before income taxes and goodwill amortization increased from $5.5 million to $7.8 million in fiscal 2000, an increase of 41.3%.

In fiscal 2000, our effective income tax rate as a percentage of net income before goodwill amortization was 41.9% compared with our fiscal 1999 effective tax rate of 36.5%. The difference in the rate relates primarily to the utilization in fiscal 1999 of remaining tax loss carryforwards, reducing our Canadian income tax liability as set forth in Note 10 of the Notes to our audited consolidated financial statements of Envoy.

Goodwill amortization increased from $610,000 in fiscal 1999 to $1.6 million in fiscal 2000 due largely to the increased amount of goodwill derived form the acquisitions discussed above. In addition, we reduced the goodwill amortization period for Devlin from 25 years to 7 years, effective October 1, 1999, on a prospective basis. Our goodwill is largely not deductible for income tax purposes.

-- Net Earnings
Primarily as a result of the foregoing factors, net earnings remained relatively constant at $2.9 million in fiscal 2000 and fiscal 1999.



B. Liquidity and capital resources

Envoy's principal capital requirements have been to fund acquisitions, including related earn-outs, capital expenditures and for working capital purposes. During the year, the Company established an extendable revolving line of credit under which it can borrow funds in either Canadian dollars, U.S. dollars or U.K. Pounds Sterling, provided the aggregate borrowings do not exceed $40,000,000 Canadian. Advances under the line of credit can be used for general purposes (to a maximum of $2,000,000) and for financing acquisitions which have been approved by the lenders. Envoy intends to continue to seek suitable businesses to acquire in furtherance of our expansion strategy. Envoy may issue additional equity or draw on the debt facility to fund any such acquisitions. Envoy used its borrowings under this facility to repay its US dollar revolving credit facility. As at September 30, 2001 only $7.8 million had been borrowed under the facility, none of which was for general corporate purposes.

Under the terms of our debt facility, Envoy is required to maintain certain financial ratios. As at September 30, 2001 Envoy was not in compliance with one of the debt covenants involving trailing twelve months earnings before taxes, interest, depreciation and amortization and Envoy will continue to be in violation of this covenant in fiscal 2002. The lenders have waived the violation of this covenant as of September 30, 2001 and are in discussions with Envoy regarding amendments to the covenant calculations going forward. Under the terms of the facility, if the covenants are not met, the lenders can demand repayment of the outstanding borrowings. We are in the process of considering possible actions, which we might take if the lenders demand such repayment.

Envoy had a working capital deficit of ($430,000) and a cash balance of $21.8 million at September 30, 2001. The decrease in working capital is a result of the entire amount of Envoys bank debt as well as the Gilchrist note, being classified as a current liability. At September 30, 2000 working capital was $11.7 million and cash was $7.1 million. See Note 8 to our audited consolidated financial statements.

Net cash provided by operating activities before any increase or decrease in non-cash operating working capital was $2.5 million for the fiscal year ended September 30, 2001 and 6.2 million for the fiscal year ended September 30, 2000.

Additional consideration may be payable in respect of the acquisition of Hampel Stefanides through September 30, 2002 depending on the financial performance of Hampel Stefanides over that period (to a maximum of $770,000 in cash and 258,936 common shares); in respect of the acquisition of Sage through May 31, 2004 depending on the financial performance of Sage over that period (to a maximum of $10.1 million in cash and 1,358,984 common shares).

On June 5, 2000, Envoy issued 1,533,571 common shares through a public offering for aggregate gross proceeds of $10.7 million (or $7.00 per share). Of the proceeds (after deduction of the agent's fee and expenses of the issue totalling $1.2 million), $6.8 million was used to finance the cash payment made subsequent to June 30, 2000 on the closing of the Sage acquisition and the remainder for acquisitions and general corporate purposes. See Item 4 "Information on the Company" for a description of such acquisition.

At September 30, 2001, Envoy had restricted cash of $159,000 ($457,000 at September 30, 2000) representing customer deposits. See Note 4 to our audited consolidated financial statements.



C.  Research and development, patents and licenses, etc.

"Not applicable"



D.  Trend Information

"Not applicable"



Item 6.  Directors, Senior Management and Employees
---------------------------------------------------

A.  Directors and senior management

The following table sets forth certain information regarding the directors and senior managers of Envoy as of January 31, 2002. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.


Name                        Positions held with Envoy
-------------------------------------------------------------------------------
Geoffrey B. Genovese     Chairman and Chief Executive Officer and Director
John H. Bailey (1),(2)   Secretary and Director
David Hull (2)           Director
Hugh Aird (1),(2)        Director
Eric A. Demirian (1)     Director
Tom E. S. Wright         President and Chief Operating Officer and Director
Donald G. Watt           Director
Stephen J.  Miller       Vice President, Marketing and Corporate Communications
J. Joseph Leeder         Vice President and Chief Financial Officer
-------------------------------------------------------------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.


The principal occupations and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:


-- Geoffrey B. Genovese
Mr. Genovese founded The Incentive Design Company Ltd., a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese became Chairman of Envoy in October 2001, and currently serves as Chairman and President of Envoy Communications Group Inc. Mr. Genovese served as President and Chief Executive Officer of Envoy from October 1993 to September 2001. Mr. Genovse has been a Director of Envoy since July 1991.


-- John H. Bailey
Mr. Bailey is a barrister and a solicitor who has been in private practice since 1973. Mr. Bailey earned a Bachelor of Commerce and a Bachelor of Laws degree from the University of Toronto and a Master of Laws degree from York University. Mr. Bailey has been a Director of Envoy since April 1994 and Secretary of Envoy since August 1997.


-- David Hull
Mr. Hull has been the President of Hull Life Insurance Agencies Inc. since May 1991. Hull Life Insurance Agencies Inc. specializes in estate planning and life and disability insurance. Prior thereto, Mr. Hull served as Executive Vice President of Hull Life Insurance Agencies Ltd. and Thomas I. Hull Insurance Ltd., members of The Hull Group of Companies. Mr. Hull has been a Director of Envoy since January 1995.


-- Hugh Aird
Mr. Aird has been Vice President Business Development of Mulvihill Capital Management, a financial consulting company, since November 2001. Mr. Aird was Chairman and Chief Executive Officer of DRIA Capital Inc., a financial consulting company, from November 1998 to November 2001. From February 1995 to November 1998, Mr. Aird was the Vice-Chairman and a Director of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.). From February 1986 to 1996, Mr. Aird was President and Chief Executive Officer of Trilon Securities Corporation, a securities firm. Mr. Aird has been a Director of Envoy since August 1997. Mr. Aird has been a Director of Invesprint Corporation, a label and packaging material manufacturer listed on the TSE, since March 1996 and of Digital Processing Systems Inc., a designer, manufacturer and marketer of electronic hardware and software listed on the TSE, since May 1996.


-- Eric A. Demirian
Mr. Demirian has been the Executive Vice President of Corporate Development for GT Telecom, Inc. since January 2000. From October 1992 to January 2000, Mr. Demirian was a partner with Pricewaterhouse Coopers LLP where he was the head of its Information and Communications Industry Practice for Canada. Mr. Demirian received a Bachelor of Business Management from Ryerson University and is a Certified General Accountant and a Chartered Accountant. Mr. Demirian became a director of Envoy in January 2002.


-- Tom E. S.  Wright
Mr. Wright joined Envoy as President and Chief Operating Officer in October 2001. Prior to joining Envoy, Mr. Wright was President and CEO of Salomon North America, a division of Adidas-Salomon AG from March 1999 to December 2000. From January 1988 to March 1998, Mr. Wright was the President of Adidas
Canada Ltd.   Mr. Wright became a director of Envoy in April 2001.


-- Donald G. Watt
Mr. Watt founded the predecessor to Watt Design in 1966 and served as its President from its inception until 1992 when it was acquired by Cott Corporation, a supplier of retail branded beverages listed on the TSE and Nasdaq. Mr. Watt served as Watt Design's Chairman from 1992 until the acquisition of substantially all of Watt Design's assets by Envoy. In addition, during the period from 1992 to 1995, Mr. Watt served as the President of Retail Brands Corporation, the marketing arm of Cott Corporation. Mr. Watt has been Chairman of Watt International since its acquisition by Envoy. Mr. Watt became a director of Envoy in June 1999. Mr. Watt is also a Director of Cott Corporation, The Forzani Group Limited, a retailer of sporting goods company listed on the TSE and Montreal Stock Exchange, Indigo Books & Music Inc., a retailer of books and music, GTR Group Inc., a supplier of republished and previously played video games listed on the TSE, Aastra Technologies Limited, a manufacturer of telecommunications equipment listed on the TSE and Alberta Stock Exchange, and Partyco Holdings Ltd., a retailer of party supplies listed on the Alberta Stock Exchange. See "Item 9.A -Offer and listing details" for discussion of a strategic alliance agreement between the Watt International and a company of which Mr. Watt is the principal.


-- Stephen J. Miller
Mr. Miller joined Envoy as Vice President, Corporate Development in October 2000. Prior to joining Envoy, Mr. Miller was the Vice President, Sales and Marketing of the Canadian operations of Dunlop Maxfli Sports from 1998 to 2000. From 1997 to 1998, Mr. Miller was the Vice President, Sales and Marketing of Mary Kay Cosmetics and prior thereto the Regional Sales Director of Johnson & Johnson, from 1991 to 1996.


-- J. Joseph Leeder
Mr. Leeder joined Envoy in November 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an executive vice president of KPMG Corporate Finance Inc., a subsidiary of KPMG LLP.


The Ontario Business Corporations Act requires that a majority of Envoy's directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy pursuant to which he was selected as such.



B.  Compensation

The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 2001 paid to the President and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the "Named Executive Officers"):


                                               Annual Compensation
-------------------------------------------------------------------------------
Name and Position                  Salary           Bonus       Other Annual
                                    ($)              ($)       Compensation ($)
-------------------------------------------------------------------------------
Geoffrey B. Genovese,             356,250             -            685,000(1)
  Chairman and Chief
  Executive Officer

J.Jospeh Leeder,                  238,767          170,000            -
  Vice President, and
  Chief Financial Officer

Brian Goodall,                    350,000(2)          -               -
  President,
  Hampel Stefanides, Inc.

Stephen Miller,                   162,917(3)          -               -
  Vice President Marketing
  and Corporate Communications

Chetan Mathur,                    487,488             -               -
  C.E.O., Sage Information
  Consultants Inc.




                                          Long Term                 All Other
                                         Compensation              Compensation
                          ----------------------------------------
                             Awards                      Payouts
-------------------------------------------------------------------------------
Name and Position          Securities     Restricted      LTIP
                             Under         Shares or    Payouts($)
                          Option/SARs     Restricted
                          Granted (#)   Share Units ($)
-------------------------------------------------------------------------------
Geoffrey B. Genovese,         -               -              -           -
  Chairman and Chief
  Executive Officer

J. Jospeh Leeder,             -               -              -           -
  Vice President, and
  Chief Financial Officer

Brian Goodall,                -               -              -           -
  President,
  Hampel Stefanides, Inc.

Stephen Miller,             25,000            -              -           -
  Vice President Marketing
  and Corporate Communications

Chetan Mathur,                -               -              -           -
  C.E.O., Sage Information
  Consultants Inc.



(1) The amount was paid to a corporation related to Mr. Genovese and includes $75,000 as an annual management fee and the balance as a fee for successful completion of acquisitions by and the credit facility for the Corporation.

(2)  Mr. Goodall's compensation is stated and paid in US dollars.

(3) Mr. Miller became an executive officer of the Corporation on October 16, 2000. The information is provided for all compensation paid from the date to September 30, 2001.


The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year:


Stock Options Granted During 2001 Fiscal Year
------------------------------------------------------------------------------
Stephen Miller
   Shares Under Options Granted (#)                                  25,000(1)
   Percentage of Total Options Granted to Employees(1) (%)                3.2%
   Date of Grant                                              January 24, 2001
   Exercise Price ($/Share)                                              $4.80
   Market Value of Shares Underlying Options on                          $4.80
     Date of Grant ($/Share)
   Expiry Date                                                January 23, 2006


(1) These options vest at the rate of 1/3 on each of the first three anniversaries of the date of grant.


The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2001 Fiscal Year
------------------------------------------------------------------------------

Geoffrey B. Genovese
   Number of Shares Acquired on Exercise                                   Nil
   Aggregate Value Realized ($)                                            Nil
   Unexercised Options at FY-End (#)
     Exercisable/Unexercisable                                     450,000/nil
   Value of Unexercised In-the Money Options at FY-End ($)
     Exercisable/Unexercisable(1)                                        0/nil


Joseph Leeder
   Number of Shares Acquired on Exercise                                   Nil
   Aggregate Value Realized ($)                                            Nil
   Unexercised Options at FY-End (#)
     Exercisable/Unexercisable                                 150,000/100,000
   Value of Unexercised In-the Money Options at FY-End ($)
     Exercisable/Unexercisable(1)                                          0/0


Brian Goodall
   Number of Shares Acquired on Exercise                                   Nil
   Aggregate Value Realized ($)                                            Nil
   Unexercised Options at FY-End (#)
     Exercisable/Unexercisable                                   50,000/50,000
   Value of Unexercised In-the Money Options at FY-End ($)
     Exercisable/Unexercisable(1)                                          0/0


Stephen Miller
   Number of Shares Acquired on Exercise                                   Nil
   Aggregate Value Realized ($)                                            Nil
   Unexercised Options at FY-End (#)
     Exercisable/Unexercisable                                      nil/25,000
   Value of Unexercised In-the Money Options at FY-End ($)
     Exercisable/Unexercisable(1)                                          0/0


Chetan Mathur
   Number of Shares Acquired on Exercise                                   Nil
   Aggregate Value Realized ($)                                            Nil
   Unexercised Options at FY-End (#)
     Exercisable/Unexercisable                                         nil/nil
   Value of Unexercised In-the Money Options at FY-End ($)
     Exercisable/Unexercisable(1)                                          0/0


(1) The closing stock price of the Common Shares of the Company on the Toronto Stock Exchange on September 28, 2001 was $2.16.


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

Certain directors, who are not officers of the Company or any of its affiliations, are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Each of Messrs. Aird, and Demirian are entitled to receive an annual director's fee of $20,000. In addition, each of Messrs. Aird, Demirian and Hull are entitled to receive a fee of $500 for each Board meeting and $1,000 for each Committee meeting attended. No compensation was paid to the other directors for their services as directors or members of committees. Directors are also entitled to participate in the Corporation's Stock Option Plan.


Employment Contracts and Termination Agreements

The Corporation, its wholly owned subsidiary, Hampel Stefanides, Inc. ("Hampel"), and Sage Information Consultants Inc. ("Sage") have entered into employment contracts with the Named Executive Officers.

Geoffrey B. Genovese has agreed to act as the Corporation's Chairman and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. During the period from February 1, 2002 to September 30, 2002, Mr. Genovese has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese's employment is terminated, without cause, by the Corporation. An annual fee of $150,000 is also payable to Mr. Genovese's management company pursuant to a management agreement with the Corporation. The management agreement has a fixed term ending on September 30, 2003.

Tom Wright has agreed to act as the Corporation's President and Chief Operating Officer, effective October 1, 2001, at an annual base salary of $400,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. During the period from February 1, 2002 to September 30, 2002,
Mr. Wright has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to up to 18 months base salary and benefits if his employment is terminated, without cause, by the Corporation or 24 months if his employment is terminated, without cause, by the Corporation following a change of control of the Corporation.

Joseph Leeder has agreed to act as the Corporation's Vice President and Chief Financial Officer at an annual base salary of $300,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Chief Executive Officer. During the period from February 1, 2002 to September 30, 2002, Mr. Leeder has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to his base salary for a period of three months for each year of employment (to a maximum of six months), if Mr. Leeder's employment is terminated, without cause, by the Corporation, and for a period of twelve months, if Mr. Leeder's employment is terminated, without cause, by the Corporation within six months of a change of control of the Corporation.

Brian Goodall has agreed to act as Hampel's President at an annual base salary of US$350,000. This agreement has a fixed term of 4 years ending on September 30, 2002.

Stephen Miller has agreed to act as the Corporation's Vice President, Marketing and Corporate Communications, at an annual base salary of $170,000, together with a discretionary bonus of up to 25% of his base salary. This agreement provides for a severance payment equivalent to his base salary for a period of six months, if his employment is terminated by the Corporation.

Chetan Mathur has agreed to act as Sage's Chief Executive Officer at an annual base salary of US$325,000. This agreement has a fixed term of 4 years ending on June 1, 2004.


Compensation of Directors

There are no standard or other arrangements under which directors of Envoy who are also officers of Envoy or otherwise have a business relationship with Envoy were compensated by Envoy during the most recently completed fiscal year for acting in their capacity as directors. Outside directors, who have no business relationship with Envoy other than service as a director, are entitled to receive an annual retainer for service as a director and fees for attendance at meetings of the Board of Directors and committees thereof. Except as set forth below, there are no arrangements under which directors of Envoy were compensated by Envoy during the most recently completed fiscal year for services rendered as consultants or experts. In the fiscal year ended September 30, 2001, Envoy paid approximately $242,000Cdn. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy.


Directors' and Officers' Liability Insurance

Envoy maintains liability insurance with total annual coverage of $10,000,000 Cdn. per incident for all its directors and officers in their capacities as such.



C.  Board Practices


                             CORPORATE GOVERNANCE

  The following describes the Corporation's corporate governance practices.


Mandate of the Board

The Board of Directors (the "Board") holds meetings whenever appropriate to oversee the conduct of the Corporation's business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

In addition to the Board's statutory responsibilities under the Business Corporations Act of Ontario, the Board's "stewardship" responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Corporation's policies, stated budget and other objectives; (c) overseeing the Corporation's policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation's internal information, audit and control systems.

The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation's international information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.


Composition of the Board

The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently seven directors of the Corporation, three of whom are "inside" or "related" directors and three of whom are "outside" and "unrelated" directors, and one of whom is an "outside" but "related" director (as such terms are defined in the TSE Report). Geoffrey Genovese, the Chairman and Chief Executive Officer of the Corporation, Tom Wright, the President and Chief Operating Officer of the Corporation and Donald Watt, the Chairman of the Corporation's wholly owned subsidiary, Watt International Inc., are the "inside" and "related" directors. Hugh Aird,
David Hull and Eric Demirian are the "outside" and "unrelated" directors of the Corporation. John H. Bailey is an outside director but, as counsel who provides ongoing legal services to the Corporation, may be considered to be a "related" director. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.


Governing Committees

The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board's mandate.

The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors Hugh Aird, Eric Demirian and John H. Bailey. The TSE Report recommends that all members of the Audit Committee should be "outside" directors. Although John H. Bailey is an "outside" director, he may be considered a "related" director (see above). However, the Board has waived the independence requirements for John H. Bailey, as it believes that his presence on the Audit Committee facilitates the remaining members understanding of industry and related issues and is in the best interests of the Corporation.

The Audit Committee is responsible for reviewing the Corporation's annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Corporation's internal controls and information gathering systems and dealing with the Corporation's external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter which specifies the auditor's accountability to the Board and the authority and responsibilities of the Audit Committee.

The Compensation Committee is comprised of three directors David Hull, Hugh Aird and John H. Bailey, all of whom are "outside" directors. The Compensation Committee reviews, administers and monitors the Corporation's executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the Chief Executive Officer, reviews the compensation of any other officer or senior employee.

The Board has not, as yet, established a Corporate Governance Committee as recommended in the TSE Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board's "outside" and "unrelated" directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.


Expectations of the Board

The Board expects management of the Corporation to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers to have material consequences for the Corporation and its shareholders. Management is expected to continually develop and review the Corporation's strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Corporations' operational policies; and to monitor the Corporation's financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.


Shareholder Communication

The objective of the Corporation's shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation's business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation's business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation's secretarial department located at its head office.



D.  Employees

As of January 31, 2002, Envoy had 292 full time employees based in Toronto, Canada, 60 based in the United States, and 158 based in the United Kingdom and Continental Europe. Of this total, 75 employees were engaged in marketing, 369 in design, and 73 in technology. As of January 31, 2001, Envoy had 354 full time employees based in Toronto, Canada, 54 based in the United States and 151 based in the United Kingdom and Continental Europe. Of this total 115 employees were engaged in advertising/marketing, 344 in design, and 100 in
technology.   As of January 31, 2000, Envoy had 250 full time employees based in Toronto, Canada, and 56 based in the United States. Of this total 143 employees were engaged in advertising/marketing 149 in design, and 14 in technology.



E. Share Ownership

As of January 31, 2002, the options and other rights to purchase common shares of Envoy consisted of options to purchase 2,487,500 common shares and other contingent rights to purchase up to 2,867,131 common shares, all as described below.


Options

Stock Option Plan
Envoy has established a stock option plan (the "Stock Option Plan"), pursuant to which options to purchase common shares and stock appreciation rights ("SARs") may be granted to directors, officers, employees or certain consultants to Envoy, as determined by the Board of Directors, at a price to be fixed by the directors, subject to limitations imposed by the TSE or any other Canadian stock exchange on which the common shares may become listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the directors. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value on the date of exercise of the common shares over the option price of the related option.
The excess amount is payable in common shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and may only be exercised during the option-holder's lifetime by the option-holder. SARs are non- transferable and terminate when the related option terminates.

The maximum number of common shares reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000. As at January 31, 2002, options to purchase 2,487,500 common shares and no SARs are outstanding under the Stock Option Plan. The aggregate number of common shares issued to any one Insider (as such term is defined in the Stock Option Plan) and to all Insiders as a group under the Stock Option Plan and any other share compensation arrangement within a one year period may not exceed 5% and 10%, respectively, of the issued and outstanding common shares immediately prior to the issuance in question. No optionee may hold options to purchase more than 5% of the outstanding common shares of Envoy. The option price per share shall not be less than the closing price of the common shares of Envoy on the TSE on the last trading day prior to the option grant. Envoy is required to enter into a written agreement with each option-holder under the Stock Option Plan, which agreement shall set out the option price and terms and conditions upon which such option may be exercised, in accordance with the provisions of the Stock Option Plan.

The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of January 31, 2002 (utilizing Canadian dollars):

Class of Optionee       Number of Common       Exercise         Date of Expiry
                            Shares Under          Price
                         Options Granted

Geoffrey B. Genovese             200,000          $3.62      December 16, 2002
------------------------------------------------------------------------------
Geoffrey B. Genovese             100,000          $6.20        August 10, 2004
------------------------------------------------------------------------------
Geoffrey B. Genovese             150,000          $7.40         March 30, 2005
------------------------------------------------------------------------------
Tom Wright                        20,000          $3.05          June 27, 2006
------------------------------------------------------------------------------
Tom Wright                       150,000          $3.05        October 1, 2006
------------------------------------------------------------------------------
Tom Wright                       150,000          $2.05       November 7, 2006
------------------------------------------------------------------------------
J.Joseph Leeder                  100,000          $4.10      December 16, 2003
------------------------------------------------------------------------------
J.Joseph Leeder                  100,000          $6.20        August 10, 2004
------------------------------------------------------------------------------
J.Joseph Leeder                   50,000          $7.40         March 30, 2005
------------------------------------------------------------------------------
Brian Goodall                    100,000          $4.00      November 10, 2003
------------------------------------------------------------------------------
Stephen Miller                    25,000          $4.80       January 23, 2006
------------------------------------------------------------------------------
Other                             20,000          $4.10          July 22, 2003
                                 325,000          $4.00      November 10, 2003
                                  70,000          $3.90          March 7, 2004
                                  60,000          $4.70         April 22, 2004
                                  12,500          $7.50           May 10, 2004
                                 115,000          $6.20        August 10, 2004
                                  10,000          $7.70      November 24, 2004
                                  60,000          $7.40         March 30, 2005
                                 150,000          $7.40         April 11, 2005
                                 165,000          $8.15        October 1, 2005
                                 380,000          $3.05          June 27, 2006
------------------------------------------------------------------------------
Total                          2,512,500
------------------------------------------------------------------------------


The following table sets forth shares owned by the Chairman and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Corporation as of January 31, 2002 (the "Named Executive Officers"):


Identity of Person                 Amount Owned               Percent of Class
------------------------------------------------------------------------------
Geoffrey B. Genovese                  1,251,606                           6.1%

Tom Wright                               20,000                          0.09%

J.Joseph Leeder                             Nil                            Nil

Brian Goodall                           209,390                           1.0%

Stephen Miller                            3,000                             0%

Chetan Mathur                           488,805                           2.4%



Other Rights

Pursuant to the acquisition agreements in connection with Envoy's acquisition of Hampel Stefanides, certain executive officers of Hampel Stefanides have the right to receive up to an additional 258,936 common shares in the aggregate through September 30, 2002 depending upon the financial performance of Hampel Stefanides for the fiscal years included therein.

Pursuant to the acquisition agreement in connection with Envoy's acquisition of Devlin, the principal executive officer of Devlin has the right to receive up to an additional 1,094,890 common shares through September 2002 dependent upon satisfaction of predetermined performance targets of Devlin.

Pursuant to the acquisition agreement in connection with Envoy's acquisition of Sage, certain executive officers of Sage have the right to receive up to an additional 1,358,984 common shares in the aggregate through May 31, 2004 depending upon the financial performance of Sage for the fiscal years included therein.

Pursuant to the acquisition agreement in connection with Envoy's acquisition of IDG, certain executive officers of IDG have the right to receive up to an additional 154,321 common shares in the aggregate through January 1, 2004 depending upon the financial performance of IDG for the fiscal years included therein.



Item 7.  Major Shareholders and Related Party Transactions
----------------------------------------------------------

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

As of January 31, 2002, Envoy had an authorized share capital of 50,000,000 common shares without par value, of which 20,426,550 shares were issued and outstanding.

The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of January 31, 2002 with respect to each person known by Envoy to be the owner either of record or beneficially of more than 5% of the issued and outstanding common shares of Envoy. As used in this table, "beneficial ownership" refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Identity of Person or Group              Amount Owned         Percent of Class
------------------------------------------------------------------------------

CDS & Co.(1) ______________                16,521,797                    76.6%
NCI Account
P.O. Box 1038 Station A
25 The Esplanade
Toronto, Ontario  M5W 1G5


Cede & Co.(1) ______________                2,762,223                     8.0%
P.O. Box 20
Bowling Green Station
New York, NY  10274
USA


Geoffrey B. Genovese(2)                     1,251,606                     6.1%

(1) CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

(2)  Includes common shares held by family members.


See also Item 6.E."Share Ownership" for information regarding outstanding options to purchase 2,487,500 common shares and certain other rights to purchase up to 2,867,131 common shares of Envoy.

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



Item 8.  Financial Information
------------------------------

See Item 17 & Item 18 "Financial Statements".



Item 9.  The Offer and Listing
------------------------------

A. Offer and listing details

Envoy's common shares are listed for trading on the Toronto Stock Exchange (the "TSE") under the symbol "ECG" and on the Nasdaq Small Cap Market ("Nasdaq") under the symbol "ECGI". The common shares began trading on Nasdaq on June 6, 2000 and on the TSE on September 3, 1997. From March 1984 until September 2, 1997 Envoy's shares traded on the Vancouver Stock Exchange.

The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSE for the fiscal, quarterly and monthly periods indicated.

                                     High        Low
----------------------------------------------------

Fiscal 1999                          9.20       3.40

Fiscal 2000

First Quarter                        8.95       4.80

Second Quarter                      10.30       6.70

Third Quarter                       10.35       6.00

Fourth Quarter                       8.70       6.90

Fiscal 2001

First Quarter                        8.75       3.01

Second Quarter                       6.65       3.05

Third Quarter                        4.99       3.04

Fourth Quarter                       3.49       2.10

For the month ending

January 31, 2002                     2.25       1.56

December 31, 2001                    2.90       1.80

November 30, 2001                    2.20       1.45

October 31, 2001                     2.25       1.55

September 29, 2001                   2.96       2.16

August 31, 2001                      3.15       2.25



The following table sets forth the reported high and low sale prices in US dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

                                     High        Low
----------------------------------------------------
Fiscal 2000

Second Quarter                      10.50       5.50

Third Quarter                        6.00       4.56

Fourth Quarter                       5.81       4.34

Fiscal 2001

First Quarter                        5.88       1.88

Second Quarter                       4.56       1.97

Third Quarter                        3.25       1.75

Fourth Quarter                       2.25       1.40

For the month ending

January 31, 2002                     1.42        .97

December 31, 2001                    1.85       1.10

November 30, 2001                    1.33       0.93

October 31, 2001                     1.43       1.00

September 29, 2001                   1.94       1.41

August 31, 2001                      2.25       1.48


On January 31, 2002, the closing price of the common shares as reported on the TSE was $1.66 Cdn., and on Nasdaq was US$1.04. As of January 31, 2002, there were 20,426,550 outstanding common shares of Envoy of which 17,625,316 were held of record by 60 Non-U.S. residents and 2,801,234 of which were held of record by 121 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy's shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy.


Effective as of May 1, 1999, Envoy purchased all of the outstanding shares of Watt International in exchange for cash and 100,000 common shares of Envoy. The 100,000 shares of Envoy are being held in escrow and will be released in part to the beneficial owner from time to time until June 17, 2002. The periodic release of the escrowed shares is conditioned on the performance of a 3-year strategic alliance agreement between Watt International and Deuteronomy Inc., a Toronto-based provider of retail and manufacturing consulting services, the principal of which is Donald G. Watt, a Director of Envoy. The purpose of the escrow arrangement is to restrict transferability of the shares pending the period of the agreement. The 100,000 escrow shares are reflected as issued and outstanding share capital of Envoy from and after the closing of the Watt International acquisition.

See Item 6.E. with respect to "Share Ownership" for information regarding outstanding options to purchase 2,487,500 common shares and certain other rights to purchase up to 2,867,131 common shares of Envoy.



B. Plan of distribution

"Not applicable"



C. Markets

See above section A. "Offer and listing details".



D. Selling Shareholders

"Not applicable"



E. Dilution

"Not applicable"



F.  Expenses of the issue

"Not applicable"



Item 10.  Additional Information
--------------------------------

A. Share Capital

"Not applicable"



B. Memorandum and articles of association

Envoy's memorandum and articles of association were previously filed with our registration statement on Form 20-f dated April 20, 2000.



C.  Material Contracts

"Not applicable"



D.  Exchange Controls and Other Limitations Affecting Security Holders

There is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Envoy, other than withholding tax requirement. See Item 10.E. "Taxation."

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister') is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 Cdn. for a direct acquisition and over $50,000,000 Cdn. for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than Cdn. $150,000,000 Cdn. in terms of "constant 1992 dollars", which for 2002 is $218,000,000 Cdn. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquiror through the ownership of common shares.


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



E.  Taxation

The following discussion is intended to be a general summary of certain material Canadian federal income tax considerations applicable to holders of common shares described below and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person, and no opinion or representation with respect to income tax considerations is hereby given or made. It does not take into account any particular party's individual circumstances and does not address consequences peculiar to any party subject to special provisions of Canadian income tax law. Each person should consult their own tax advisors with respect to the tax consequences of an investment in the common shares in their own particular circumstances.

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder and the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), all proposed amendments to the ITA and the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency.Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Customs and Revenue Agency whether by legislative, governmental or judicial action or decision and does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm's length with Envoy, are not affiliated with Envoy, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not "financial institutions" for the purposes of the mark-to-market rules, and
(ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a "U.S. Holder").

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

A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute "taxable Canadian property" of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, for the purposes of the ITA, such as the TSE, at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the common shares is derived principally
from real property situated in Canada.   If the common shares are listed on a
prescribed stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Customs and Revenue Agency when certain property is disposed of.



F. Dividend and paying agents

"Not applicable"



G. Statement by experts

"Not applicable"



H.  Documents on Display



Item 11.  Quantitative and Qualitative Disclosures About Market Risk
--------------------------------------------------------------------

A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares unless at the time of such disposition such common shares constitute "taxable Canadian property" of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, such as the TSE on which Envoy's shares are listed, for the purposes of the ITA at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the U.S. Holder at the time of a disposition of such shares unless at any time during the five year period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm's length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm's length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares that constitute "taxable Canadian property" will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. ve acquisition effective dates.

Except as described below, Envoy does not have any material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).


Interest Rates

Envoy's debt under its lending facility is described in Note 8 to the Notes to our Audited Consolidated Financial Statements of Envoy. The interest on the facility is subject to market fluctuation. However, management believes that its level of debt relative to its assets and shareholders' equity is modest and, consequently, Envoy is not subject to any significant interest rate risk.


Foreign Exchange Rates

Envoy's U.S. and U.K. subsidiaries have historically been self-sustaining operations. Consequently, the cash flow from its U.S. and U.K. subsidiaries has been naturally hedged against its U.S. and U.K. liabilities including future earn-out payments. To the extent that Envoy needs to fund any of these operations in the future we will consider hedging any risks as deemed appropriate. Watt International also earns a significant portion of its revenue in U.S. dollars. Envoy entered into foreign currency contracts to manage its exposure to this foreign currency risk. As at September 30, 2001, Envoy had outstanding foreign currency contracts to sell US$4,689,000 in exchange for Canadian dollars over a period of twelve months at a weighted average exchange rate of $1.5407 Cdn.


Credit risk

Envoy manages its credit risk with respect to accounts receivable by dealing with primarily large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2001, Envoy had one customer, which represented 18% of accounts receivable. (No customers exceeded 10% of accounts receivable as at September 30, 2000).



B.  Interest of management in certain transactions

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



Item 12.  Description of Securities Other than Equity Securities
----------------------------------------------------------------

Not applicable.




PART II

Item 13.  Defaults, Dividend Arrearages and Deliquencies
--------------------------------------------------------

A. There has been no material default in the payment of principal, interest, a sinking or purchase fund installment.

B. There is no preferred stock of Envoy or any of its significant subsidiaries and accordingly there has been no material arrearage in the payment of dividends or any other material delinquency not cured within 30 days, with respect to any class of preferred stock of Envoy or any of its significant subsidiaries.



Item 14.
--------
Material Modifications to the Rights of Security Holders and Use of Proceeds
----------------------------------------------------------------------------

A. There have been no material modifications in the constituent instruments defining any class of registered securities of Envoy.



B. There has been no material limitation or qualification of the rights evidenced by any class of registered securities of Envoy by the issuance or modification of any other class of securities of Envoy.



C. There has been no material withdrawal or substitution of assets securing any class of registered securities of Envoy.



D.  Not applicable.



E.  Not applicable.



Item 15.  Reserved
------------------
Not applicable.



Item 16.  Reserved
------------------
Not applicable.




PART III

Item 17.  Financial Statements
------------------------------

Envoy has elected to provide financial statements pursuant to Item 18.



Item 18.  Financial Statements
------------------------------

(a)  Envoy Communications Group Inc.                                       F-1

     (i)    Auditors' Report on the financial statements
            for the year ended September 30, 2001 and 2000                 F-2

     (ii)   Consolidated Balance Sheets as at
            September 30, 2001 and 2000                                    F-3

     (iii)  Consolidated Statements of Operations for the years
            ended September 30, 1999, 2000 and 2001                        F-4

     (iv)   Consolidated Statements of Retained Earnings for the
            years ended September 30, 1999, 2000 and 2001                  F-5

     (v)    Consolidated Statements of Cash Flows for the years
            ended September 30, 1999, 2000 and 2001                        F-6

     (vi)   Summary of Significant Accounting Policies                     F-7

     (vii)  Notes to Consolidated Financial Statements                     F-11



Item 19.  Financial Statements and Exhibits
-------------------------------------------

(1)  Envoy Communications Group Inc.

     (i) Auditors' Report on the financial statements for the year ended September 30, 2001 and 2000

     (ii)   Consolidated Balance Sheets as at September 30, 2000 and 2001

     (iii) Consolidated Statements of Operations for the years ended September 30, 1999, 2000 and 2001

     (iv) Consolidated Statements of Retained Earnings for the years ended September 30, 1999, 2000 and 2001

     (v) Consolidated Statements of Cash Flows for the years ended September 30, 1999, 2000 and 2001

     (vi)   Summary of Significant Accounting Policies

     (vii)  Notes to Consolidated Financial Statements



(b)  Exhibit 1 -- By-Law No. 1 of Envoy (as amended on May 2, 2000) &
                  Articles of Incorporation. Previously filed on May 15, 2000 with the annual report.

     Exhibit 2 -- Not Applicable

     Exhibit 3 -- Not Applicable

     Exhibit 4 -- Not Applicable

     Exhibit 5 -- Not Applicable

     Exhibit 6 -- Not Applicable

     Exhibit 7 -- Not Applicable

     Exhibit 8 -- Subsidiaries

                  Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

                                                       % of    Jurisdiction of
                  Company                         ownership      incorporation
                  ------------------------------------------------------------
                  Communique Incentives Inc.            100            Ontario
                  The Communique Group Inc.             100            Ontario
                  Hampel Stefanides, Inc.               100           Delaware
                  Devlin Multimedia Inc.                100            Ontario
                  Watt International Inc.               100            Ontario
                  Sage Information Consultants Inc.     100            Ontario
                  Gilchrist Brothers Limited            100     United Kingdom
                  Watt Russell (USA) Inc.                75           Delaware
                  John Street Inc.                       65            Ontario



     Exhibit 9 -- Not Applicable

     Exhibit 10 -- Not Applicable



                                  SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    Envoy Communications Group Inc.

Date: February 14, 2002             /s/ Geoffrey B. Genovese
                                    -------------------------------
                                    Name: Geoffrey B. Genovese
                                    Title: Chairman and Chief Executive Officer


1


26