Form 20-F
period 2002-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2003-02-18
CIK 1031516

As filed with the Securities and Exchange Commission on February 18, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2002

OR

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

Commission file number 0-30082

ENVOY COMMUNICATIONS GROUP INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

172 John Street, Toronto, Ontario, Canada M5T 1X5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES

(Title of Class)

The Nasdaq Small Cap Market

(Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2002 there were 21,528,694 common shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.       YES [X]    NO [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow:           Item 17 [   ]  Item 18 [X]

Currency and Exchange Rates Information
All monetary amounts contained in this Form 20-F are, unless otherwise indicated, expressed in Canadian dollars. On February 17, 2003 the noon buying rate for Canadian Dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to $1.5209 Cdn. (see Item 9 for further exchange rate information to U.S. currency.)

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
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. Reserved
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
Signatures
Certifications

PART I

Item 1.   IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

               Not applicable

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLES

               Not applicable

Item 3.   KEY INFORMATION

A.	Selected Financial Data(1)

     The following table sets forth in Canadian dollars selected financial data for Envoy for the fiscal years indicated below prepared in accordance with Canadian Generally Accepted Accounting Principles unless otherwise noted. The following selected financial data should be read in conjunction with the more detailed financial statements and the related notes thereto appearing elsewhere in this Form 20-F and the discussion under Item 5 “Operating and Analysis of Financial Condition and Results of Operation” herein. The statements of operations data of Envoy for the fiscal years ended September 30, 1998, and the balance sheet data of Envoy as of September 30, 1998, are derived from financial statements of Envoy that have been audited by BDO Dunwoody LLP, independent public accountants, which are not included in this Form 20-F. The selected financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates.

	Fiscal Years Ended September 30,

	2002(2)	2001(3)	2000(4)	1999(5)	1998(6)

	(all amounts in thousands, except per share data)
Statement of Operations Data:
Net Revenue	$59,121	$82,786	$60,790	$41,787	$13,491
EBITDA(7)	(2,375)	7,003	10,151	7,280	2,090
Net Earnings(8)	(53,379)	(2,895)	2,910	2,877	1,503
Net Earnings Per Share(8)	($2.54)	($0.14)	$0.15	$0.20	$0.15

(1)	The financial statements of Envoy are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differs in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP is set forth in Note 20 to the Notes to the audited Financial Statements of Envoy as well as in Note 8 to the following table. Envoy’s results of operations under U.S. GAAP for the years ended September 30, 2002, 2001 and 2000 are as disclosed in Note 20 to the Notes to the audited Financial Statements of Envoy.

	Fiscal Years Ended September 30,

	2002	2001	2000	1999	1998

	(all amounts in thousands)
Balance Sheet Data:
Current Assets	$27,447	$51,138	$43,337	$44,521	$15,684
Total Assets	49,174	113,850	102,308	75,748	25,330
Total Debt(9)	14,003	11,928	10,832	3,978	300
Shareholders’ Equity(10)	9,779	61,319	62,687	40,612	13,317
Retained Earnings(11)	(47,630)	5,603	8,403	5,493	2,682

(2)	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2002 of Gilchrist is £1.00 to $2.3119 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.4894 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5731 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.5872 Cdn. Except as set forth in footnotes 2, 3, 4 and 5, no other acquisitions by Envoy materially affects the comparability of the information in the Selected Financial Data.

(3)	The Statement of Operations Data for the year ended September 30, 2001 includes the results of operations of IDG, acquired effective as of January 1, 2001, for the nine month period from January 1, 2001 to September 30, 2001. See Item 4 “Information on the Company” for a description of this acquisition. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.2122 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.3264 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5785 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.5352 Cdn. Except as set forth in footnotes 2, 3 and 4, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(4)	The Statement of Operations Data for the year ended September 30, 2000 includes the results of operations of Sage, acquired effective as of June 1, 2000, for the four month period from June 1, 2000 to September 30, 2000, and the results of operations of Gilchrist, acquired effective as of July 1, 2000, for the three month period from July 1, 2000 to September 30, 2000. See Item 4 “Information on the Company” for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.1885 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2163 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.4722 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.5035 Cdn. Except as set forth in footnotes 1, 3, and 4, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(5)	The Statement of Operations Data for the year ended September 30, 1999 includes the results of operations of Hampel Stefanides acquired effective as of October 1, 1998, for the entire twelve month period, the results of operations of Devlin acquired effective as of January 1, 1999 for the nine month period from January 1, 1999 to September 30, 1999, and the results of operations of Watt International, acquired effective as of May 1, 1999, for the five month period from May 1, 1999 to September 30, 1999. See Item 4 “Information on the Company” for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Hampel Stefanides is $1.00 U.S. to $1.5029 Cdn. and with respect to the Balance Sheet Data of Hampel Stefanides is $1.00 U.S. to $1.4674 Cdn. Except as set forth in footnotes 1, 2 and 4, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(6)	The Statement of Operations Data for the year ended September 30, 1998 includes the results of operations for the four month period from June 1, 1998 to September 30, 1998 of Promanad, acquired effective as of June 1, 1998. See Item 4 “Information on the Company” for a description of such acquisition. Except as set forth in footnote 1, 2 and 3, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

(7)	EBITDA represents earnings before interest, taxes, depreciation, and amortization before unusual items, restructuring costs and goodwill write-down (“Adjusted EBITDA”), we have excluded these charges as management believes such costs are non-recurring in nature

The following table sets forth, for the years indicated, a reconciliation of EBITDA to net earnings (loss).

	Years Ended September 30,

	2002	2001	2000

Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427
Adjustments to calculate EBITDA:
Interest expense	1,245,126	743,600	407,473
Income tax	(4,853,540)	1,359,731	3,252,354
Depreciation	2,858,641	2,866,679	1,986,691
Amortization of goodwill	2,187,509	3,011,571	1,593,769
Amortization of intangible asset	24,197	—	—
Write-down of goodwill	37,934,711	—	—
Restructuring costs	10,857,534	—	—
Unusual items	750,648	1,917,334	—

EBITDA before unusual items, restructuring costs and goodwill write-down	$(2,374,609)	$7,003,543	$10,150,714

(8)	As reflected in Note 20 to the Notes to the audited Financial Statements of Envoy, in accordance with the reconciliation to U.S. GAAP set forth therein, the net earnings (loss) for the years ended September 30, 2002, 2001 and 2000 was ($54,396,047), ($3,830,675), and

$2,910,427 and the diluted net earnings (loss) per share for the years ended September 30, 2002, 2001 and 2000 was ($2.59), ($0.18), and $0.15, respectively.

(9)	Total debt includes both the current and long term portion of debt.

(10)	As reflected in Note 20 to the Notes to the audited Financial Statements of Envoy, in accordance with the reconciliation to U.S. GAAP set forth therein, the shareholders’ equity as at September 30, 2002 and 2001 was $8,180,751 and $61,270,082, respectively.

(11)	Retained earnings as of September 30, 2002, 2001, 2000, and 1999 excludes the cumulative foreign currency translation adjustment of $1,348,449, 832,880, ($314,328) and ($494,844), respectively. See Note 2(f) to the Notes to the audited Financial Statements of Envoy.

     Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future.

Exchange Rates

     On February 17, 2003, the noon buying rate for Canadian dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to 1.5209 Cdn. The following table sets forth for the periods indicated certain information regarding the exchange rate into U.S. currency of Canadian dollars. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Fiscal Year Ended September 30,

	2002	2001	2000	1999	1998

Average*	$1.5731	$1.5353	$1.4724	$1.5033	$1.5265

*	The average rate means the average of the exchange rates on the last day of each month during the fiscal period.

	For the month ending

	January	December	November	October	September	August
	2003	2002	2002	2002	2002	2002

High	$1.5672	$1.5776	$1.5905	$1.5980	$1.5872	$1.5918
Low	1.5184	1.5476	1.5538	1.5583	1.5524	1.5538

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk factors

     Envoy’s business, financial condition and results of operations could be materially adversely affected by any of the following risks.

     This Form 20-F contains forward-looking statements that involve risks and uncertainties. Envoy’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Envoy described below and elsewhere in this form.

     Financial The consolidated financial statements have been prepared on the going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and satisfy its liabilities in the normal course of business. Certain conditions exist and events have occurred, as further described below that provide uncertainty regarding the Company’s ability to continue as a going concern, with its existing operations. During fiscal 2002, the Company entered into a Forbearance Agreement with the lenders, which requires the Company to make monthly principal payments from December 31, 2002 through to March 31, 2003 and repay the balance of the loan by April 30, 2003. Consequently the loan is classified as a current liability and the working capital shortfall is approximately $7.7 million as at September 30, 2002. The Company’s ability to repay its bank borrowings is dependent upon its ability to generate positive cash flow from operations, secure additional debt or equity financing under private placements, refinance or renegotiate its debt facility and/or sell all of, or a part of, its operating businesses. There can be no assurances that the Company will be successful in doing so. In the event the Company is unable to repay or refinance the bank loans from the above sources then the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary.

     General economic conditions The marketing and communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to both offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.

     The marketing communications and design and industries are highly competitive. Envoy competes in each of the markets in which it operates. In the advertising/marketing field, Envoy competes with the operating agencies of international holding companies such as Omnicom Group Inc., Interpublic Group of Companies Inc., WPP Group PLC, Ogilvy & Mather (Canada) and Havas Advertising, as well as such regional and local agencies such as Cossette Communications Group Inc. In the design field, Envoy’s design company Watt has competitors including Enterprise IG, Landor Associates, Interbrand Group, The FutureBrand Company, Seigelgale, and Fitch Inc.

     Envoy depends on its key management personnel for its future success. Envoy relies on its key management personnel. Envoy’s future success will depend upon its ability to attract and retain additional highly skilled personnel. If any of Envoy’s officers or key employees leave Envoy, the relationships that they have with Envoy’s clients could be lost. In addition, Envoy’s ability to generate revenues directly relates to Envoy’s personnel, both in terms of the number and expertise of the personnel Envoy has available to work on its projects and the mix of full time employees, temporary employees and contract service providers Envoy utilizes. The competition for employees at all levels of the marketing communications industry is intense and is increasing. As a result, if Envoy fails to retain existing employees or hire new employees when necessary, Envoy’s business, financial condition and operating results could be materially and adversely affected.

     Envoy’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2002 for each of Envoy’s clients that accounted for 10% or more of its net revenue and for Envoy’s five largest clients combined:

Fiscal Year Ended
Client	September 30, 2002

Asda Stores Limited	18.9%
Wal-Mart Stores Inc.	11.7%
Safeway Incorporated	11.6%
Five largest clients combined	48.6%

There can be no assurance that Envoy will be able to maintain its historical rate of growth or its current level of revenue derived from any client in the future.

     As is customary in the industries in which we operate, Envoy does not have long-term contracts with any of its clients. Envoy’s clients generally have the right to terminate their relationships with Envoy without penalty and with relatively short or no notice. The termination of Envoy’s business relationships with any significant client, or a material reduction in the use of

Envoy’s services by any significant client, could adversely affect Envoy’s future financial performance.

     Envoy’s operating results may vary from period to period. Envoy’s operating results have fluctuated in the past, and may continue to fluctuate in the future, as a result of a variety of factors, many of which are outside of Envoy’s control, including:

•	timing of new projects;

•	reductions, cancellations or completions of major projects;

•	the loss of one or more significant clients;

•	the opening or closing of an office;

•	Envoy’s relative mix of business;

•	changes in pricing by Envoy or competitors;

•	employee utilization rates;

•	changes in personnel;

•	costs related to expansion of Envoy’s business, including by acquisition;

•	increased competition; and

•	marketing budget decisions by Envoy’s clients.

As a result of these fluctuations, period-to-period comparisons of Envoy’s operating results cannot necessarily be relied upon as indicators of future performance. In some fiscal quarters Envoy’s operating results may fall below the expectations of securities analysts and investors due to any of the factors described above.

     The integration of acquired businesses may adversely affect Envoy’s operating results. Envoy expects that the integration of businesses recently acquired by it as well as future acquisitions, if any, will place a significant burden on Envoy’s management. Such integration is subject to risks and uncertainties, including:

•	the inability to effectively assimilate the operations, services, technologies, personnel and cultures of the acquired entities;

•	the potential disruption of Envoy’s business; and

•	the impairment or loss of relationships with employees and clients.

If in connection with Envoy’s business acquisitions Envoy fails to integrate Envoy’s operations successfully or on a timely basis, or if Envoy incurs unforeseen expenses, Envoy’s financial performance could be materially and adversely affected. In addition, if Envoy is unable to identify complementary businesses to acquire or is unable to consummate acquisitions on acceptable terms, Envoy’s expansion plans may be materially and adversely affected.

     Continued growth of Envoy’s business will place increased demands on its systems and resources and may impact Envoy’s operating results. The expansion of Envoy’s business and customer base has placed increased demands on Envoy’s management, operating systems, internal controls and financial and physical resources. Envoy’s continued growth, if any, may strain existing management and human resources, in particular, affecting Envoy’s ability to attract and retain sufficient talented personnel. Consequently, Envoy may be required to increase expenditures to hire new employees, open new offices and invest in new equipment or make other capital expenditures. Any failure to expand any of the foregoing areas in an efficient manner could adversely affect Envoy’s business. There also can be no assurance that Envoy will be able to sustain the rates of growth that Envoy has experienced in the past.

     Conflicts of interest and exclusivity arrangements with Envoy’s clients may limit Envoy’s ability to provide services to others. Conflicts of interest between clients and potential clients are inherent in the marketing communications, design and technology industry. Moreover, as is customary in the marketing communications industry, Envoy has entered into exclusivity arrangements with many of Envoy’s largest clients that restrict Envoy’s ability to provide services to their competitors. Envoy has in the past been, and may in the future be, unable to take on new clients because such opportunities would require it to provide services to direct competitors of its existing clients. In addition, Envoy risks harming relationships with existing clients when it agrees to provide services to indirect competitors of existing clients. Prospective clients also may choose not to retain Envoy for reasons of actual or perceived conflicts of interest.

Item 4.   INFORMATION ON THE COMPANY

     The following Information on the Company contains forward-looking statements, which involve risks and uncertainties. Envoy’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Item 3—Risk Factors” and elsewhere in this Form 20-F.

ENVOY COMMUNICATIONS GROUP INC.

General

     Envoy operates internationally providing design, marketing and technology services in North America and Europe. Combining strategy, creativity, and innovation, Envoy’s subsidiary companies deliver business-building solutions to over 200 leading global brands. Our clients include Asda Stores Limited (“Asda”), BASF Corporation (“BASF”), Cott Corporation (“Cott”), Famous Players Inc. (“Famous Players”), Fujifilm Photo Film Canada Inc. (“Fujifilm”), Lexus a division of Toyota Canada Inc. (“Lexus”), Nissan Canada Inc. (“Nissan”), Safeway Incorporated (“Safeway”), Scott Paper Ltd. (“Scott Paper”), Sprint Canada Inc. (“Sprint Canada”), Steelcase USA, Tetra Pak, and Wal-Mart Stores Inc. (“Wal-Mart”). We generated $59.1 million Cdn. of net revenue for our fiscal year ended September 30, 2002, $82.8 million Cdn. of net revenue for the year ended September 30, 2001 and $60.8 million Cdn. for the year ended September 30, 2000.

     The principal place of business of Envoy is located at 172 John Street, Toronto, Canada M5T 1X5. Envoy may be reached by telephone: (416) 593-7555 facsimile: (416) 593-4434. Envoy’s website is www.envoy.to. Information contained in our website does not constitute a part of this Form 20-F.

A.	History and Development of the Company

     Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since December 1997 Envoy has shifted the nature of its business to providing marketing communications and design services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material acquisitions by Envoy are described below.

     Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. (“Promanad”), an advertising, public relations and corporate identity agency. Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides Inc. (“Hampel Stefanides”), effective as of October 1, 1998.

     Effective as of May 1, 1999, Envoy acquired Watt International Inc. (“Watt International”), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. (“Watt Design”), a Toronto-based provider of design, packaging, retail environments and marketing identity services to retailers. Envoy expanded its geographical reach into the United Kingdom and the continental Europe marketplace through its acquisition of Gilchrist Brothers Limited (“Gilchrist”), a United Kingdom based digital imaging and design firm, effective as of July 1, 2000. Effective as of January 1, 2001, Envoy acquired The International Design Group (Canada) Inc. (“IDG”), a Toronto-based retail planning and design firm. IDG was amalgamated with Watt International effective September 30, 2001. Watt International, Gilchrist and IDG are referred to collectively as (“Watt”).

     During July 2001, Envoy launched John Street Inc. a Toronto based advertising and Communications initiative to replace the advertising business previously conducted by the Communiqué Group Inc. Envoy owns 70% of John Street Inc., and the shares held by the minority shareholders are mandatorily redeemable by Envoy at September 30, 2004 for cash consideration. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

     Effective October 1, 2001, the Company acquired 100% of the outstanding shares of Commordore Conference Planners Inc. (“Commodore”), a conference and event marketing company.

     Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc. (“Devlin”), a Toronto-based website design and development company. Effective as of June 1, 2000, Envoy acquired Sage Information Consultants Inc. (“Sage”), a digital professional service firm operating in the United States and Canada. The assets of both Sage and Devlin were sold in

November and October, respectively, 2002 and the Company will focus on the design and marketing communications business going forward.

B.	Business Overview

Our Services

     We provide strategic and creative marketing, design and technology services that help our clients build, maintain and leverage their products and brands. Our services help our clients build their public image, generate new revenue, create first-to-market opportunities and increase efficiencies and customer care.

     Net revenue by type of service for the last three fiscal years is as follows: (all amounts in thousands)

	Fiscal 2002	Fiscal 2001	Fiscal 2000

Net revenue:
Marketing	$12,428	$24,375	$28,773
Design	38,204	43,437	24,431
Technology	8,489	14,973	7,586

	$59,121	$82,785	$60,790

     Net revenue by geographic region, based on the region the customer is located, is as follows: (all amounts in thousands)

	Fiscal 2002	Fiscal 2001	Fiscal 2000

Net revenue:
Canada	$15,983	$21,826	$24,164
United States	27,708	40,970	32,560
United Kingdom and Continental Europe	15,430	19,989	4,066

	$59,121	$82,785	$60,790

Marketing

     We provide comprehensive advertising/marketing services across various media. These services include strategic planning and consulting, creative concept development, off-line and on-line advertising production, account planning, market research, media planning and buying, event marketing and public relations.

     We are committed to creating brand propositions that are unique, ownable and sustainable. Through our advertising agencies Hampel Stefanides and John Street we operate in the U.S. and Canada to provide our clients with a consistent marketing message.

Design

     Watt is an international brand strategy, brand implementation and brand consultancy which was ranked by DesignWeek as one of the top ten design firms in the world.

     We are involved with all aspects of the creation and execution of brand strategy. We help our clients develop national and private label brands, including the development of the product concept, brand name, image, brand packaging, design and marketing strategies.

     We are involved in the strategic naming, developing and positioning of corporate images. We help our clients establish identities across their organizations by creating consistent identities for every aspect of their business. We focus on every aspect of the client’s brand and identity, and we conduct brand audits to assess the impact and efficiency of our client’s brands.

     Our retail design group has designed many shopping malls, entertainment complexes, specialty retailers, superstores, airport retail spaces, retail department stores, banks and automobile maintenance stores. Our retail concepts have been utilized in over 40 countries, representing over 25 industries.

     Our staff of designers, strategists help our clients develop new retail store concepts, design store layouts and assess and predict consumer shopping behaviour in both brick-and-mortar and online retail environments.

     Technology

     In response to the growing interest in the Internet and e-commerce we expanded our business to include technology as a key component of our overall service offering through the acquisition of Sage and Devlin. However, e-commerce and technology infastructure business slowed significantly in late 2001 and 2002 and our technology business also suffered a slowdown. During our first quarter in fiscal 2003, we have disposed of our technology companies.

Our Strategy

     Our goal is to be our clients’ most valued business partner in building and leveraging their brands through marketing and design services. We believe that we have the creative talent, strategic thinking and executional expertise to offer our clients a truly integrated marketing communication strategy. We plan to pursue the following strategies:

Deliver high quality and internationally recognized services in each of our core disciplines.

     Our brands have built strong reputations for delivering high quality services internationally. We intend to continue to offer services at this high standard in each of our core disciplines of marketing, design and technology. We believe that this focus on internationally based, leading edge capabilities will ensure that Envoy continues to attract and retain prominent clients and key talent.

Pursue strategic acquisitions.

     Our historical growth has been achieved partially by way of strategic acquisition. We have used this strategic acquisition strategy to extend Envoy’s geographic reach and breadth of service offering and to add a significant degree of diversification to our business model. The opportunities for continued growth through acquisition are currently more limited as a result of a shortage of available capital to fund such acquisitions.

     Industry Overview

Worldwide Advertising Market

     In this environment, we believe that companies are seeking to work with agencies that can deliver proven creative talent, a consistent marketing message worldwide and an integrated offering of advertising and marketing services that includes creative concept development, strategic planning and consulting, advertising production, media planning and buying, event and marketing.

     Design Services

     In all areas of marketing and product design, we believe that companies are looking to extend their customer relationships and influence consumer behavior. Design services encompass the entire customer experience, from product packaging to the retail environment, and are a key component of a company’s marketing communications strategy.

     The design services sector is rapidly evolving into a global marketplace, as companies are increasingly looking for expertise in the development and maintenance of their brands on a global basis. Companies are looking to firms that can deliver a consistent message to consumers through packaging and retail design, regardless of geography.

     Government Regulations

     The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. There are also a number of US federal and state laws and regulations directed at the advertising and marketing of specific products, such as food and drug products. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system, as well as industry self-regulatory procedures, to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. There can be no assurance Envoy will not be subject to claims against it or Envoy’s clients by other companies or governmental agencies or that such claims, regardless of merit, would not have a material adverse effect on Envoy’s future operating performance.

C.	Organizational Structure

     Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

		Jurisdiction of
Company	% of Ownership	Incorporation

Communique Incentives Inc.	100	Ontario
Hampel Stefanides, Inc.	100	Delaware
Devlin Multimedia Inc.	100	Ontario
Watt International Inc.	100	Ontario
Sage Information Consultants Inc.	100	Ontario
Gilchrist Brothers Limited	100	United Kingdom
International Design Group	100	Ontario
John Street Inc.	70	Ontario

D.	Property, Plants and Equipment

     We currently operate offices in the following cities: London and Leeds (UK), New York, San Francisco, and Toronto. The terms of our principal leases are as follows:

     Until January 2003, Envoy’s principal executive offices consisted of a five-story office building of approximately 35,000 square feet located at 26-28 Duncan Street, Toronto, Ontario, Canada. In January 2003, Envoy exited the Duncan Street facility after negotiating a release of the term of the lease extension. Envoy has no further obligation to the landlord beyond February 1, 2003.

     Envoy has additional office space consisting of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. Envoy’s principal executive offices are now located at John Street. In addition Watt IDG and John Street Inc. are also located in these premises. These premises have been leased pursuant to a lease with a term which commenced on July 1, 1999 and expires in June 2004, and a current annual rent of $135,000 Cdn. with rent increases each year of the lease term. The lease may be renewed by Envoy on six months prior written notice for three further terms of two years for the first option and five years for the second and third options at specified increased rents for each year of the renewal terms. Notice has been given for the first option term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 Cdn. as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2002 was $553,992 Cdn.

     The offices of Envoy’s wholly-owned subsidiary Devlin were located at 185 Fredrick Street, Ground 100, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $82,138 Cdn. which expired in July 2002. In October 2002 Envoy sold the assets of Devlin to management of the subsidiary. The new company formed to acquire Devlin has been assigned all future obligations for all leases formerly held by Devlin.

     The executive offices of Envoy’s wholly-owned subsidiary, Hampel Stefanides, are located on the 11th floor at 111 Fifth Avenue, New York, New York. The offices consist of approximately 18,000 square feet of office space leased pursuant to a lease (the “HSI Lease”) that expires in May 2011. Annual rent is approximately US$324,000 until June 2004, when the annual rent increases to US$846,000, with annual increases each year of the lease term. Envoy has provided the landlord with a guarantee of Hampel Stefanides’ obligation under the lease in the event that Hampel Stefanides is unable to honour its lease commitments. Envoy maintains a $250,000 U.S. letter of credit in for the landlord as security for the 11th floor lease.

     During 2002 Envoy negotiated the exit of approximately 18,000 square feet of office space located on the 12th floor of 111 Fifth Avenue, New York, New York. Under the terms of the lease settlement agreement Envoy agreed to pay the landlord on September 30, 2002 $500,000 (U.S.) cash, issued 250,000 common shares of Envoy at a price of $.50 (U.S.) per share and agreed to make 22 additional monthly payments of $36,638 (U.S.) commencing October 1, 2002. The payments are secured by a letter of credit in the amount of $250,000 (U.S.) in favour of the landlord. The total expense relating to the 12th floor termination agreement has been reflected as restructuring costs in fiscal 2002.

     The offices of Envoy’s wholly-owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $243,318 Cdn. that expires in March 2005.

     The offices of Envoy’s wholly-owned subsidiary, Gilchrist, consist of an industrial building of approximately 72,000 square feet located on Ring Road, West Park, Leeds, West Yorkshire, England. The premises are leased pursuant to a lease with a current annual rent of £150,000, which expires in February 2009. Gilchrist has additional office space of approximately 950 square feet located at 12 Great Newport Street, London, England. The premises are leased pursuant to a lease with a current annual rent of £57,000, which expires in August 2005.

Clients

     Our customers consist primarily of large multinational businesses and regional accounts. No single client accounted for over 20% of net revenue for the year ended September 30, 2002. Our clients during the year include: Asda, BASF, Cott, Famous Players, Fujifilm, Lexus, Nissan, Safeway Inc., Scott Paper, Sprint Canada, Steelecase USA, Tetra Pak, and Wal-Mart.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of Envoy and notes relating thereto included elsewhere in this Form 20-F. The information contained in this Item# 5 refers to financial statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 20 to the Notes to the audited Financial Statements of Envoy. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

     The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements contained in the following discussion. Statements in this Form 20-F concerning Envoy’s outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses or other financial items and statements made with respect to any future events, conditions, performance or other matters are “forward looking statements” as that term is defined under the U.S. federal securities laws. Forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of the Internet and Envoy’s Internet and other technology, (ii) that Envoy has grown rapidly in the last several years and there can be no assurance that Envoy will continue to be able to grow profitably or manage its growth, (iii) risks associated with acquisitions, (iv) risks associated with competition, (v) that Envoy’s quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, and (vi) that the loss of services of certain key individuals could have a material adverse effect on Envoy’s business, financial condition or operating results.

Overview

     Net Revenue. (Referred to as “gross margin” in fiscal 1999 and prior) Net revenue represents Envoy’s compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company’s agency and non-agency projects are typically short-term in nature. Fees earned for non services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue. When the Company’s compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditure for the production of advertisements, which are recognized upon the completion of the Company’s services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto. When the Company’s compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

     Operating Expenses. Salaries and benefits and general and administrative costs represent Envoy’s two largest operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs and professional services. Business development activities include new business pitches to potential clients and existing clients or their respective affiliates with respect to new products and services, client presentations, and Envoy’s own advertising and promotion costs, award entry fees and research.

     Recognition Policies. In general, Envoy recognizes its compensation for its services as follows. Fees earned for non-agency services are recognized either upon the performance of Envoy’s services when Envoy earns a per diem fee or, in the case of a fixed fee, upon substantial completion of Envoy’s services and acceptance by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed and collected from clients in excess of fees recognized as net revenue are classified as deferred revenue.

     When Envoy’s compensation for its agency services are commission based, net revenue is comprised of (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement, and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of Envoy’s services and acceptance by the client, being the time at which Envoy has no further substantial obligations with respect thereto. When Envoy’s compensation for its agency services is fee based, net revenue is comprised of non-refundable monthly agency fees which are recognized in the month earned.

     Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

     Tax Matters. With respect to Envoy’s 2002 fiscal year, Envoy had tax loss carryforwards sufficient to cover its Canadian income tax liabilities and has approximately $9.3 million in loss-carryforwards. Details on income taxes are set forth in Note 13 to the Notes to the audited consolidated Financial Statements of Envoy.

A.	Operating Results

Fiscal Year Ended September 30, 2002 compared to Fiscal Year Ended September 30, 2001

     Net revenue decreased by 29%, to $59.1 million in the fiscal year ended September 30, 2002, from $82.8 million in the fiscal year ended September 30, 2001. This decrease resulted from a combination of general economic slowdown in the North American and U.K. marketplace as well as specific slowdown within the advertising and technology markets, particularly in New York. Our revenue from marketing activities decreased $12.0 million from $24.4 million to $12.4 million, the largest portion of this decrease being a decline in revenue in New York of $11.7 million and a further decrease of approximately $300,000 in revenue relating to the Canadian marketing group. Technology revenue decreased $6.5 million from $15.0 million to $8.5 million. Again, part of the reduction in revenue relates to the decline in business at our New York operations. Net revenue from design services decreased $5.2 million from $43.4 to $38.2 million.

     Our five largest clients in fiscal 2002 accounted for 48.6% of our net revenue for such period, while our five largest clients in fiscal 2001 accounted for 37.5% of our net revenue for such period. No single client accounted for over 20% of our net revenue in either of such years.

     Operating Expenses Salaries and benefits, general and administrative and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour, and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology and professional services. Occupancy costs represent the costs of leasing and maintaining company premises.

     Operating expenses decreased by 19% to $61.5 million for fiscal 2002 from $75.8 million in fiscal 2001. The primary reasons for the decrease in operating expenses were a decrease in salaries and benefits of $8.6 million, or 16%, and a decrease in general and administrative expenses of $5.7 million, or 33%. Occupancy costs decreased slightly from $4.8 million to $4.7 million.

     In response to the significant decrease in revenues experienced by the Company in the first six months of the year, management implemented a plan to reduce salary and benefit expenses during the second quarter. As a result of this downsizing, a reduction of approximately $15.2 million in annual salary and benefit expenses was achieved, although all of these savings were not realized during the current year. General and administrative expenses also decreased as a result of both cost saving measures initiated by management and the overall decline in revenues. During fiscal 2002, the Company exited from excess office space in New York and subsequent to year-end the Company exited from excess office space in Toronto.

     EBITDA Earnings before interest, taxes, depreciation and amortization before unusual items, restructuring costs and goodwill write-down (“Adjusted EBITDA”), we have excluded these charges as management believes such costs are non-recurring in nature. In fiscal 2002, we had a loss of ($2.4) million in Adjusted EBITDA, as defined, compared with income of $7.0 million in fiscal 2001.

     Depreciation expense Depreciation expense remained consistent at $2.9 million in fiscal 2002 and fiscal 2001.

     Interest expense Interest expense increased from $744,000 to $1.2 million. The increase in interest was largely due to an increase in interest rates year over year on our borrowing under our credit facility. Our effective rate of interest on this debt increased during the year to 8.5% from 4.5%. In addition, interest expense increased because of the issuance of $3.8 million convertible debentures during the year with interest being paid at 10% per annum. The convertible debentures also have a non-cash interest expense resulting from the accounting for the conversion features of the debentures. See Note 11 to the audited consolidated financial statements. Interest expense also includes fees associated with the restructuring of our bank loan facility of $290,000.

     Unusual Item During 2002, as a result of changes in the banking loan arrangements, the Company was no longer allowed to fully utilize its $40 million line of credit and repayment terms were accelerated. Accordingly, the remaining unamortized portion of deferred financing charges totaling $751,000 was written off.

     Restructuring As mentioned above, in response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant fixed assets. Accordingly, the Company has recorded a restructuring expense of $10.9 million. The restructuring includes a reduction of 156 employees, as well as the abandonment of 18,000 square feet of leased office space in New York City, and 35,000 square feet of leased office space in Toronto. The annual expense savings in salaries, benefits and occupancy costs associated with this restructuring is expected to be approximately $17.2 million.

     The above factors resulted in a decrease in our earnings (loss) before income taxes and goodwill amortization and goodwill write-down from $1.5 million to ($18.1) million.

     Income taxes In 2002, our effective income tax rate as a percentage of net income before goodwill amortization was (26.7%) compared to our 2001 effective tax rate of 92.2%. The difference relates primarily to the Company having a pretax loss in fiscal 2002, compared to pretax income in fiscal 2001, and certain expenses deducted in the accounts which have no corresponding deduction for income taxes as set forth in Note 13 in our audited consolidated financial statements. These expenses increased in 2002 due to the write-down of goodwill, certain costs incurred in connection with equity financing, and certain compensation expenses, which may not be deductible for tax purposes. See also Note 2(g) in our audited consolidated financial statements. In the current year management has recorded a valuation allowance of approximately $2.4 million in the carrying value of the deferred tax assets. The valuation allowance was considered appropriate because, in the opinion of management it is likely not able to realize the benefits.

     Goodwill amortization Goodwill amortization decreased from $3.0 million to $2.2 million due largely to the write-down of goodwill during the year. Goodwill is largely not deductible for income tax purposes.

     Write-down of goodwill During the year the Company performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ended March 31, 2002, as well as later in fiscal 2002. Accordingly, the Company recorded a write-down of $37.9 million, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides. See Note 8 in the audited consolidated financial statements.

     Net Earnings (loss) Primarily as a result of the foregoing factors, net loss increased from ($2.9) million in fiscal 2001 to ($53.4) million in fiscal 2002.

Fiscal Year Ended September 30, 2001 compared to Fiscal Year Ended September 30, 2000

     Net revenue Net revenue increased by 36% to $82.8 million in the year ended September 30, 2001 from $60.8 million in the year ended September 30, 2000. This increase occurred as a result of both growth through acquisition and organic growth. Effective January 1, 2001 Envoy acquired the International Design Group. This acquisition was accounted for using purchase accounting and Envoy’s results of operations reflect net revenue from the effective date of the acquisition. This acquisition accounted for approximately $2.8 million, or 13% of the overall increase in net revenue. Our organic growth rate for the entire Company in 2001 was 4.8%.

     In fiscal 2000, Envoy completed two acquisitions: the acquisition of Gilchrist effective July 1, 2000, and the acquisition of Sage, effective June 1, 2000. Envoy’s results of operations for fiscal 2000 include the acquired operations from their respective dates of the acquisitions. As a result of the acquisitions of Gilchrist and Sage, there are an additional nine and eight months of net revenues for these companies, respectively, included in the September 30, 2001 results of operations that were not included in the results of operations for the year ended September 30, 2000. In fiscal 2001, net revenue from Envoy’s marketing services represented approximately 30% of net revenue, while design and technology services represented 52% and 18% respectively.

     Net revenues from customers located in the United States have continued to grow from $32.6 million in fiscal 2000 to $41.0 million in fiscal 2001, partly due to the acquisition of Sage in late fiscal 2000. Net revenues from the United Kingdom and continental Europe have continued to grow from $4.1 million in 2000 to $20.0 million in 2001 largely due to the acquisition of Gilchrist in late 2000.

     Our five largest clients in fiscal 2001 accounted for 37.5% of our net revenue for such period, while our five largest clients in fiscal 2000 accounted for 33.7% of our net revenue for such period. No single client accounted for over 18% of our net revenue in either year.

     In fiscal 2001, Envoy earned $7.0 million in EBITDA before unusual items compared with $10.2 million in fiscal 2000. This represents a decrease of 31% year over year. In 2001, our EBITDA profit margin before unusual items was 8.7%, compared to 17.3% in 2000. The decrease is largely due to the general economic slowdown in the last quarter. During the fourth quarter the Company experienced a loss of $3 million dollars. The principal reasons for this in our fourth quarter were the slowdown in our technology business, which experienced a loss of approximately $1.5 million, as well as losses resulting from the closure of Communiqué Advertising in Canada. In addition goodwill amortization for the fourth quarter amounted to approximately $800,000.

     Operating Expenses Operating expenses increased by 50% to $75.8 million for fiscal 2001 from $50.6 million for fiscal 2000. As a percentage of net revenue, operating expenses increased to 91% for fiscal 2001 from 83% in fiscal 2000. The primary reasons for the increase in operating expenses were an increase in salaries and benefits of $18.5 million, or 53%; an increase in general and administrative expenses of $4.4 million or, 34%; and an increase in occupancy costs of $2.2 million, or 86%. There were also increases in depreciation of $880,000, or 44%, and of goodwill amortization net of taxes of $1.4 million, or 89%. The increase in salaries and benefits reflects staff of acquired operations plus the additional management and client support personnel employed to handle the continued growth and expanded operations throughout Envoy and related recruiting and hiring costs. As a percentage of net revenue, salaries and benefits increased to 65% for fiscal 2001 compared with 58% in fiscal 2000. The percentage increase in salary expense is a result of a combination of factors including the cost of winding up our Canadian advertising business during the year, an increase in staff to accommodate the growth in our technology business and, the delay in the launch by clients of certain major projects which resulted in underutilized staff at certain times during the year. The additional general and administrative expenses were largely due to expanded business development activities by our existing business divisions as well as new and expanded business development by the acquired businesses. General and administrative expenses remained constant at 21% of net revenue for fiscal 2001 and fiscal 2000. Occupancy costs increased due to additional space required to support our growth in New York, San Francisco and Sweden, and the occupancy costs associated with the acquisition of Gilchrist for an additional three months in fiscal 2001. The additional depreciation charges were due to the depreciation of leasehold costs associated with our acquired operations and additional office space; depreciation of newly purchased capital equipment and depreciation from acquired businesses. As a percentage of revenue, depreciation remained relatively consistent at approximately 3.4% year over year. The increase in interest charge was largely due to additional debt used to funds acquisitions as well as an increase in interest rates year over year on our floating rate debt.

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

     Net Income Primarily as a result of the foregoing factors, net income decreased from $2.9 million in fiscal 2000 to ($2.9) million in fiscal 2001.

B.	Liquidity and Capital Resources

     During the year the Company entered into a Forbearance Agreement with the lenders under its Bank Credit Facility. The Forbearance Agreement requires the Company to make certain monthly principal repayments commencing in December 2002 with the balance due on April 30, 2003. Additional borrowings under the Forbearance Agreement are limited to a letter of credit of £250,000. The ability to make such future principal repayments is dependent on the Company’s ability to generate positive cash flow from operations in the future as well as to raise sufficient funds to repay bank borrowings by way of additional debt or equity financing under private placements, sell additional business units or refinance its bank facility with the current lenders or alternative lenders. There can be no assurances that the Company will be successful in obtaining additional debt or equity financing, refinancing its bank facility, or that additional business units can be sold.

     The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operations in the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. See Note 1 to the audited consolidated financial statements.

     Our principal capital requirements have been used to fund acquisitions, including related earnout, capital expenditures and working capital purposes. The Company does not have any substantial earnout payments remaining on its previous acquisitions and the remaining potential liability is contingent on future financial performance.

     On April 29, 2002, we issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007. On September 12, 2002, we issued an additional $2,000,000 in 10% convertible debentures which mature on September 12, 2007. See Note 11 of the audited consolidated financial statements. The net proceeds from the sale of the debentures were used for general corporate purposes.

     We had a working capital deficit of ($7.7) million and a cash balance of $470,000 at September 30, 2002. At September 30, 2001, working capital was ($430,000) and a cash balance of $21.8 million. Working capital includes the reclassification of bank debt of $9.8 million in fiscal 2002 and $7.8 million in fiscal 2001, as a current liability due to the terms of the Forebearance Agreement entered into with the lenders, which requires full repayments of outstanding balances by April 30, 2003. The Company has a credit facility of £250,000 available until April 30, 2003 to fund working capital requirements. In addition the Company has used excess cash balance to fund its working capital requirements however, such cash balance can vary significantly depending on client spending patterns and collection results. Subsequent to year-end the Company has arranged a $0.5 million loan with an interest rate of 15% per annum, paid monthly. The loan is repayable on June 30, 2003.

     Net cash provided by (used in) operating activities before any increase or decrease in non-cash operating working capital was ($7.6) million for the year ended September 30, 2002 and $2.5 million for the year ended September 30, 2001. The decrease in working capital is primarily a result of the decrease in cash due to lower earnings during the year.

     Net cash provided by (used in) financing activities was $3.0 million for the year ended September 30, 2002 and ($287,000) for the year ended September 30, 2001. During fiscal 2002, the Company issued $3.8 million convertible debentures. See Note 11 to our audited consolidated financial statements.

     Net cash used in investing activities was ($3.7) million for the year ended September 30, 2002 and ($5.4) million for the year ended September 30, 2001. Decrease is a result of fewer expenses relating to acquisitions during the year and a reduction in capital expenditures.

     At September 30, 2002 we had restricted cash of $1.8 million ($159,000 at September 30, 2001) representing customer deposits. See Note 4 to our audited consolidated financial statements.

Critical Accounting Policies

     The significant accounting policies used by the Corporation in preparing its consolidated financial statements are described in Note 2 to the audited consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those financial statements. The corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principals. The Corporation also prepares a reconciliation to United States generally accepted accounting principals, which is included in Note 20 to the audited consolidated financial statements.

     Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principals is the most appropriate to apply in the case of the Corporation. As well, management must take appropriate estimates at the time the financial statements are prepared.

     Although all of the policies identified in Note 2 to the audited consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

     Goodwill Annually, the Company assesses the recoverability of the carrying value of its goodwill and the related amortization period. As part of the evaluation, the Company considers several factors, including the operating results and trends, movements in major clients and key client service personnel, changes in client relationships and general economic conditions. Future operating results and above factors could vary materially, and accordingly the value of goodwill could change by material amounts.

     Income Taxes The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

Impact of Recently Issued Canadian Accounting Standards

Business Combinations

     The Company adopted the new provisions of the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of the shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing and intangible assets that meet specific criteria are recognized and reported apart from goodwill.

Earnings Per Share

     The Company adopted the new provisions of the CICA Handbook Section 3500, “Earnings per Share”. Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental issuable upon the exercise of stock options using the treasury method. Previously, the Company calculated fully diluted earnings per share using the imputed earnings method. The change in accounting policy has been applied retroactively and the diluted earnings per share figures presented for the comparative period have been restated.

Commitments and Contractual Commitments

     Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2002:

		Due in 1	Due between	Due between	Due after
	Total	year or less	years 2 and 3	years 4 and 5	5 years

Bank credit facility and other debt	$11,919,313	$10,589,114	$743,731	$308,499	$277,969
Operating leases	24,543,358	4,402,963	7,877,681	12,185,501	77,213
Debentures	3,800,000	0	0	3,800,000 *	0

Total contractual cash obligations	$40,262,671	$14,992,077	$8,621,412	$16,294,000	$355,182

(a)	* The holders of the convertible debentures have the right to require the Company to purchase all or a portion of their debentures in fiscal 2004.

(b)	See Notes 10, and 16 to the audited consolidated financial statements.

Other Commitments

     Earn-out payments for acquisitions Additional consideration may be paid with respect to Commordore over a two-year period if certain milestones are achieved. The earn-out amounts earned will be satisfied to a maximum of $475,000 in cash. See Note 3(a) of the audited consolidated financial statements. Additional consideration may be paid with respect to the acquisition of International Design Group, over a three-year period if certain performance milestones are achieved. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. See Note 3(b) of the audited consolidated financial statements.

     The Company has letters of credit outstanding of Cdn. $150,000, U.S. $500,000 and £250,000 all of which expire on April 30, 2003.

     The shares held by the minority shareholders of John Street Inc., representing a 30% interest, are mandatorily redeemable by the Company at September 30, 2004 for cash consideration and as such represents a financial liability of the Company. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

C.	Research and Development, Patents and Licenses, etc.

Not applicable

D.	Trend Information

Not applicable

Item 6.   DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

     The following table sets forth certain information regarding the directors and senior managers of Envoy as of January 31, 2003. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

		Positions
Name	Age	Held with Envoy

Geoffrey B. Genovese	48	Chairman, President and Chief Executive Officer and Director
John H. Bailey(2)	58	Secretary and Director
David Hull(1),(2)	46	Director
Hugh Aird(1),(2)	49	Director
David Parkes(1)	56	Director
Donald G. Watt	67	Director
J. Joseph Leeder	48	Vice President and Chief Financial Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

     The principal occupations and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:

     Geoffrey B. Genovese. Mr. Genovese founded The Incentive Design Company Ltd., a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese currently serves as Chairman, President and Chief Executive Officer of Envoy Communications Group Inc. and Chief Executive Officer of Watt International Inc. Mr. Genovese served as President and Chief Executive Officer of Envoy from October 1993 to September 2001. Mr. Genovese has been a Director of Envoy since July 1991.

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

     David Parkes. Mr. Parkes founded David Parkes & Associates in September 2001, which is an Executive Consulting Service firm. From November 1999 to August 2001, Mr. Parkes was President and CEO of Look Communications Inc. From September 1997 to November 1999, Mr. Parkes was President and CEO of TeleSpectrum Canada Inc. From January 1995 to June 1997, Mr. Parkes was President and CEO of Sprint Canada Inc. Mr. Parkes has been a director of Envoy since October 2002.

     Donald G. Watt. Mr. Watt founded Watt Design in 1966 and served as its President from its inception until 1992 when it was acquired by Cott Corporation, a supplier of retail branded beverages listed on the TSE and Nasdaq. Mr. Watt served as Watt Design’s Chairman from 1992 until the acquisition of substantially all of Watt Design’s assets by Envoy. In addition, during the period from 1992 to 1995, Mr. Watt served as the President of Retail Brands Corporation, the marketing arm of Cott Corporation. Mr. Watt has been Chairman of Watt International since its acquisition by Envoy. Mr. Watt became a director of Envoy in June 1999. Mr. Watt is also a Director of Cott Corporation, The Forzani Group Limited, a retailer of sporting goods company listed on the TSE and Montreal Stock Exchange, Indigo Books & Music Inc., a retailer of books and music, GTR Group Inc., a supplier of republished and previously played video games listed on the TSE, Aastra Technologies Limited, a manufacturer of telecommunications equipment listed on the TSE and Alberta Stock Exchange, and Partyco Holdings Ltd., a retailer of party supplies listed on the Alberta Stock Exchange.

     J. Joseph Leeder. Mr. Leeder joined Envoy in November 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an executive vice president of KPMG Corporate Finance Inc., a subsidiary of KPMG LLP.

     The Ontario Business Corporations Act requires that a majority of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy pursuant to which he was selected as such.

B.	Compensation

     The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 2002 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

					Long Term Compensation

					Awards		Payouts

	Annual Compensation					Restricted
					Securities	Shares
				Other	Under	or Restricted	LTIP	All Other
Name and Principal				Annual	Option/SARs	Share	Payouts	Compensation
Position	Salary ($)		Bonus ($)	Compensation($)	Granted (#)	Units ($)	($)	($)

Geoffrey B. Genovese,	513,333		—	150,000 (1)	500,000	—	—	—
Chairman, President and Chief Executive Officer

J. Joseph Leeder,	280,000		—	—	400,000	—	—	—
Vice President, and Chief Financial Officer

Arthur Fleischman,	225,000		80,000	—	—	—	—	—
President, John Street Inc.

Larry Hampel,	350,000	(2)	—	—	—	—	—	—
Executive Vice President, Hampel Stefanides, Inc.

Dean Stefanides,	350,000	(2)	—	—	—	—	—	—
Executive Vice President, Hampel Stefanides, Inc.

(1)	The amount was paid to a corporation related to Mr. Genovese as an annual management fee.

(2)	The compensation of Messrs. Hampel and Stefanides is stated and paid in United States dollars.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year:

		Percentage of Total			Market Value of
		Options Granted to			Shares Underlying
	Shares Under	Employees in		Exercise Price	Options on Date of
Name	Options Granted (#)	Financial Year	Date of Grant	($/Security)	Grant ($/Security)	Expiry Date

Geoffrey B. Genovese	500,000(1)	29.09%	May 30, 2002	$0.61	$0.61	May 29, 2007
J. Joseph Leeder	400,000(2)	23.27%	May 30, 2002	$0.61	$0.61	May 29, 2007

     The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2002 Fiscal Year

Value of
Unexercised In-the
			Unexercised Options	Money Options at
	Number of Shares		at FY-End (#)	FY-End ($)
	Acquired on	Aggregate Value	Exercisable/	Exercisable/
Name	Exercise	Realized ($)	Unexercisable	Unexercisable(1)

Geoffrey B. Genovese	Nil	Nil	950,000/nil	0/0
Joseph Leeder	Nil	Nil	333,333/316,667	0/0
Arthur Fleischman	Nil	Nil	50,000/100,000	0/0
Larry Hampel	Nil	Nil	75,000/25,000	0/0
Dean Stefanides	Nil	Nil	75,000/25,000	0/0

(1)	The closing stock price of the Common Shares of the Company on the Toronto Stock Exchange on September 30, 2002 was $0.21.

     Subsequent to September 30, 2002, the President of the Corporation, Geoffrey B. Genovese, elected to cancel his stock options to purchase 950,000 Common Shares, being all of the options to purchase Common Shares granted to Mr. Genovese under the Stock Option Plan. The cancellation of these stock options resulted in an additional 950,000 Common Shares being available for grant, without increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan.

     Envoy does not provide any pension, retirement plan or other remuneration for its directors or executive officers that constitutes an expense to Envoy, nor are there any plans or other arrangements in respect of compensation received or that may be received by executive officers in Envoy’s most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of Envoy.

     Certain directors, who are not officers of the Company or any of its affiliations, are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Each of Messrs. Aird, and Parkes are entitled to receive an annual director’s fee of $25,000. In addition, each of Messrs. Aird, Parkes and Hull are entitled to receive a fee of $500 for each Board of Directors meeting and $1,000 for each Committee meeting attended. No compensation was paid to the other directors for their services as directors or members of committees. Directors are also entitled to participate in the Company’s Stock Option Plan.

Employment Contracts and Termination Agreements

     The Company’s wholly-owned subsidiary, Hampel and Sage have entered into employment contracts with the Named Executive Officers.

     Geoffrey B. Genovese has agreed to act as the Corporation’s Chairman, President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. Effective February 1, 2002 Mr. Genovese agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Corporation. An annual fee of $150,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Corporation. Effective February 1, 2002 Mr. Genovese agreed to a 10% reduction in this annual fee. The management agreement has a fixed term ending on September 30, 2003. Mr. Genovese’s employment contracts are reviewed and amended periodically.

     Joseph Leeder has agreed to act as the Corporation’s Vice President and Chief Financial Officer at an annual base salary of $300,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Chief Executive Officer. Mr. Leeder also receives an annual car allowance of $9,600. Effective February 1, 2002 Mr. Leeder has agreed to a 10% reduction in his base salary. This agreement provides for a severance payment equivalent to his base salary for a period of three months for each year of employment (to a maximum of six months), if Mr. Leeder’s employment is terminated, without cause, by the Corporation, and for a period of twelve months, if Mr. Leeder’s employment is terminated, without cause, by the Corporation within six months of a change of control of the Corporation. Mr. Leeder’s employment contract are reviewed and amended periodically

Arthur Fleischmann has agreed to act as the President of John St. at an annual base salary of $225,000, together with an annual cash bonus based on the performance of John St. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of ten months, if his employment is terminated by the Corporation.

Larry Hampel has agreed to act as an Executive Vice President of Hampel Stefanides at an annual base salary of US$350,000. This agreement had a fixed term of 4 years, ending on September 30, 2002, and has been informally extended pending the negotiation and signing of a new agreement between Larry Hampel and Hampel Stefanides.

Dean Stefanides has agreed to act as an Executive Vice President of Hampel Stefanides at an annual base salary of US$350,000. This agreement had a fixed term of 4 years, ending on September 30, 2002, and has been informally extended pending the negotiation and signing of a new agreement between Dean Stefanides and Hampel Stefanides.

Compensation of Directors

     There are no standard or other arrangements under which directors of Envoy who are also officers of Envoy or otherwise have a business relationship with Envoy were compensated by Envoy during the most recently completed fiscal year for acting in their capacity as directors. Outside directors, who have no business relationship with Envoy other than service as a director, are entitled to receive an annual retainer for service as a director and fees for attendance at meetings of the Board of Directors and committees thereof. Except as set forth below, there are no arrangements under which directors of Envoy were compensated by Envoy during the most recently completed fiscal year for services rendered as consultants or experts. In the fiscal year ended September 30, 2002, Envoy paid approximately $266,000 Cdn. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy.

Directors’ and Officers’ Liability Insurance

The Corporation maintains liability insurance for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for securities claims suits arising in the United States and $50,000 for all other claims. The deductible is the responsibility of the Corporation. The annual premium of $135,000 was paid by the Corporation.

C.	Board Practices

CORPORATE GOVERNANCE

     The following describes the Corporation’s corporate governance practices.

Mandate of the Board

     The Board of Directors (the “Board”) holds meetings whenever appropriate to oversee the conduct of the Corporation’s business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

     In addition to the Board’s statutory responsibilities under the Business Corporations Act of Ontario, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Corporation’s policies, stated budget and other objectives; (c) overseeing the Corporation’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation’s internal information, audit and control systems.

     The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation’s international information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.

Composition of the Board

     The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently six directors of the Corporation, two of whom are “inside” or “related” directors and three of whom are “outside” and “unrelated” directors, and one of whom is an “outside” but “related” director (as such terms are defined in the Toronto Stock Exchange Report). Geoffrey Genovese, the Chairman, President and Chief Executive

Officer of the Corporation and Donald Watt, the Chairman of the Corporation’s wholly owned subsidiary, Watt International Inc., are the “inside” and “related” directors. Hugh Aird, David Hull and David Parkes are the “outside” and “unrelated” directors of the Corporation. John H. Bailey is an outside director but, as counsel who provides ongoing legal services to the Corporation, may be considered to be a “related” director. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.

Governing Committees

     The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board’s mandate.

     Audit Committee

     The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, Hugh Aird, David Hull and David Parkes. In accordance with the TSX Report recommendations, all members of the Audit Committee are “outside” and unrelated directors of the Corporation.

     The Audit Committee is responsible for reviewing the Corporation’s annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Corporation’s internal controls and information gathering systems and dealing with the Corporation’s external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee.

     Compensation Committee

     The Compensation Committee is comprised of three directors, David Hull, Hugh Aird and John H. Bailey, all of whom are “outside” directors. The Compensation Committee reviews, administers and monitors the Corporation’s executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President, reviews the compensation of any other officer or senior employee.

     Corporate Governance Committee

     The Board has not, as yet, established a Corporate Governance Committee as recommended in the Toronto Stock Exchange Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board’s “outside” and “unrelated” directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.

Expectations of the Board

     The Board expects management of the Corporation to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on specific matters that it considers to have material consequences for the Corporation and its shareholders. Management is expected to continually develop and review the Corporation’s strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Corporations’ operational policies; and to monitor the Corporation’s financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.

Shareholder Communication

     The objective of the Corporation’s shareholder communication policy is to ensure open and timely exchange of information relating to the Corporation’s business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Corporation’s business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Corporation’s secretarial department located at its head office.

D.	Employees

     As at January 31, 2003, Envoy has 175 full time employees based in Toronto, Canada, 31 based in the United States, and 133 based in the United Kingdom and Continental Europe. Of this total, 29 employees were engaged in marketing, and 310 in design.

     As at January 31, 2002, Envoy had 292 full time employees based in Toronto, Canada, 60 based in the United States, and 158 based in the United Kingdom and Continental Europe. Of this total, 75 employees were engaged in marketing, 369 in design, and 73 in technology.

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

     As of January 31, 2003, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 3,709,750 common shares, options on convertible debentures to purchase 8,382,353 common shares, warrants on convertible debentures to purchase 7,882,353 common shares and other contingent rights to receive up to 154,321 common shares, all as described below.

Options

     Stock Option Plan. Envoy has established a stock option plan (the “Stock Option Plan”), pursuant to which options to purchase common shares and stock appreciation rights (“SARs”) may be granted to directors, officers, employees or certain consultants to Envoy, as determined by the Board of Directors, at a price to be fixed by the directors, subject to limitations imposed by the TSE or any other Canadian stock exchange on which the common shares may become listed for trading and any other regulatory authority having jurisdiction in such matters. The common shares subject to each option shall become purchasable at such time or times as may be determined by the directors. SARs may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value on the date of exercise of the common shares over the option price of the related option. The excess amount is payable in common shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and may only be exercised during the option-holder’s lifetime by the option-holder. SARs are non-transferable and terminate when the related option terminates.

     The maximum number of common shares reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000. As at January 31, 2003, options to purchase 3,709,750 common shares and no SARs are outstanding under the Stock Option Plan. The aggregate number of common shares issued to any one Insider (as such term is defined in the Stock Option Plan) and to all Insiders as a group under the Stock Option Plan and any other share compensation arrangement within a one year period may not exceed 5% and 10%, respectively, of the issued and outstanding common shares immediately prior to the issuance in question. No optionee may hold options to purchase more than 5% of the outstanding common shares of Envoy. The option price per share shall not be less than the closing price of the common shares of Envoy on the TSE on the last trading day prior to the option grant. Envoy is required to enter into a written agreement with each option-holder under the Stock Option Plan, which agreement shall set out the option price and terms and conditions upon which such option may be exercised, in accordance with the provisions of the Stock Option Plan.

     The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of January 31, 2003:

	Number of Common
	Shares Under
Class of Optionee	Options Granted	Exercise Price	Date of Expiry

J. Joseph Leeder	100,000	$4.10	December 16, 2003
J. Joseph Leeder	100,000	$6.20	August 10, 2004
J. Joseph Leeder	50,000	$7.40	March 30, 2005
J. Joseph Leeder	400,000	$0.61	May 29, 2007
J. Joseph Leeder	150,000	$0.25	October 27, 2007
Arthur Fleischman	150,000	$3.05	June 27, 2006
Arthur Fleischman	100,000	$0.25	October 27, 2007
Larry Hampel	100,000	$4.00	November 10, 2003
Larry Hampel	100,000	$0.25	October 27, 2007
Dean Stefanides	100,000	$4.00	November 10, 2003
Dean Stefanides	100,000	$0.25	October 27, 2003
Other	125,000	$4.00	November 10, 2003
	70,000	$3.90	March 7, 2004
	60,000	$4.70	April 22, 2004
	15,000	$6.20	August 10, 2004
	60,000	$7.40	March 30, 2005
	50,000	$7.40	April 11, 2005
	230,000	$3.05	June 27, 2006
	300,000	$0.61	May 29, 2007
	79,750	$3.05	August 1, 2007
	1,270,000	$0.25	October 27, 2007

Total	3,709,750

     The following table sets forth shares owned by the Chairman, President and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Corporation as of January 31, 2003 (the “Named Executive Officers”):

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class

Geoffrey B. Genovese	1,490,860 (1)	7.0%
J. Joseph Leeder	Nil	Nil
Arthur Fleischman	Nil	Nil
Larry Hampel	Nil	Nil
Dean Stefanides	Nil	Nil

Convertible Debentures

     As described in Note 11 to the audited consolidated financial statements, Envoy issued two series of convertible debentures in fiscal 2002 for proceeds of $3.8 million. The debentures are convertible until their respective maturity dates into a maximum of 8,382,353 common shares, and upon conversion, the debenture holders will hold 7,882,353 purchase warrants that may be converted into 7,882,353 common shares at an exercise price totaling $3.8 million.

Other Rights

     Pursuant to the acquisition agreement in connection with Envoy’s acquisition of IDG, certain executive officers of IDG have the right to receive up to an additional 154,321 common shares in the aggregate through January 1, 2004 depending upon the financial performance of IDG for the fiscal years included therein.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     Ownership of Envoy’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients and in general Envoy does not have knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of Envoy. Envoy is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government. Envoy is not a party to any arrangement, and does not know of any other arrangements, the operation of which may at a subsequent date result in a change in control of Envoy.

     As of January 31, 2003, Envoy had an authorized share capital of 50,000,000 common shares without par value, of which 21,258,694 shares were issued and outstanding.

     The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of January 31, 2003 with respect to each person known by Envoy to be the owner either of record or beneficially of more than 5% of the issued and outstanding common shares of Envoy. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Identity of Person or Group	Number of Common Shares	Percent of Outstanding Class

CDS & Co.(1)	17,619,309	82.9%
NCI Account P.O. Box 1038 Station A 25 The Esplanade Toronto, Ontario M5W 1G5

Cede & Co.(1)	3,193,312	15.0%
P.O. Box 20 Bowling Green Station New York, NY 10274 USA

Geoffrey B. Genovese(2)	1,490,860	7.0%

(1)	CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

(2)	Includes common shares held by family members.

     See also Item 6.E. “Share Ownership” for information regarding outstanding stock options to purchase 3,709,750 common shares, options on convertible debentures to purchase 8,382,353 common shares, warrants on convertible debentures to purchase up to 7,882,353 common shares, and certain other rights to receive up to 154,321 common shares of Envoy.

     Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of the Registrant and its subsidiaries) are required to file individual insider reports of changes in their ownership in the Registrant’s securities within 10 days following any trade in Envoy’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 1100, 865 Hornby Street Vancouver, British Columbia V6Z 21-14 (telephone 604/660-4800), at the offices of the Alberta Securities Commission, 410-300 5th Avenue, S.W., Calgary, Alberta T2P 3C4 (telephone 403/297-6454), at the offices of the Quebec Securities Commission, Stock Tower Exchange, 800 Victoria Square, Montreal, Quebec M42 1G3 (telephone 514/940-2150) and at the offices of the Ontario Securities Commission, 20 Queen Street West, 18th Floor, Toronto, Ontario M5H 358 (telephone 416/597-0681).

Item 8.   FINANCIAL INFORMATION

     See Item 18 “Financial Statements”.

Item 9.   THE OFFER AND LISTING

A.	Offer and Listing Details

     Envoy’s common shares are listed for trading on the Toronto Stock Exchange (the “TSE”) under the symbol “ECG” and on the Nasdaq Small Cap Market (“Nasdaq”) under the symbol “ECGI”. The common shares began trading on Nasdaq on June 6, 2000 and on the TSE on September 3, 1997. From March 1984 until September 2, 1997 Envoy’s shares traded on the Vancouver Stock Exchange.

     The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSE for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 1998	4.70	3.47
Fiscal 1999	9.20	3.40
Quarterly 2000
First Quarter	8.95	4.80
Second Quarter	10.30	6.70
Third Quarter	10.35	6.00
Fourth Quarter	8.70	6.90
Quarterly 2001
First Quarter	8.75	3.01
Second Quarter	6.65	3.05
Third Quarter	4.99	3.04
Fourth Quarter	3.49	2.10
Quarterly 2002
First Quarter	2.90	1.45
Second Quarter	1.75	0.76
Third Quarter	1.16	0.41
Fourth Quarter	0.49	0.20
For the month ending
January 31, 2003	0.32	0.24
December 31, 2002	0.41	0.22

	High	Low

November 30, 2002	0.46	0.31
October 31, 2002	0.52	0.14
September 29, 2002	0.34	0.20
August 31, 2002	0.38	0.24

     The following table sets forth the reported high and low sale prices in US dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low

Quarterly 2000
Second Quarter	10.50	5.50
Third Quarter	6.00	4.56
Fourth Quarter	5.81	4.34
Quarterly 2001
First Quarter	5.88	1.88
Second Quarter	4.56	1.97
Third Quarter	3.25	1.75
Fourth Quarter	2.25	1.40
Quarterly 2002
First Quarter	1.74	0.95
Second Quarter	0.70	0.51
Third Quarter	0.70	0.30
Fourth Quarter	0.34	0.13
For the month ending
January 31, 2003	1.42	.97
December 31, 2002	1.85	1.10
November 30, 2002	1.33	0.93
October 31, 2002	1.43	1.00
September 29, 2002	1.94	1.41
August 31, 2002	2.25	1.48

     On January 31, 2003, the closing price of the common shares as reported on the TSE was $0.22, and on Nasdaq was US$0.14. As of January 31, 2003, there were 21,258,694 outstanding common shares of Envoy of which 17,777,837 were held of record by 34 Non-U.S. residents and 3,480,857 of which were held of record by 111 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy.

     See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 3,709,750 common shares, options on convertible debentures to purchase 8,382,353 common shares, warrants on convertible debentures to purchase 7,882,353 common shares and other contingents rights to receive 154,231 common shares.

B.	Plan of Distribution

Not applicable

C.	Markets

See above section A. “Offer and listing details”

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

     Envoy’s memorandum and articles of association were previously filed with our registration statement on Form 20-f dated April 20, 2000.

C.	Material Contracts

Not applicable

D.	Exchange Controls and Other Limitations Affecting Security Holders

     There is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Envoy, other than withholding tax requirement. See Item 10.E. “Taxation.”

     There is no limitation imposed by the laws of Canada, the laws of Ontario or British Columbia or by the charter or other constituent documents of Envoy on the right of a non-resident to hold or vote common shares of Envoy, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the material provisions of the Investment Act which relate to the acquisition by a non-resident of common shares of Envoy. This summary is not a substitute for independent advice from an investor’s own advisor, and it does not take into account any future statutory or regulatory amendments.

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 Cdn. for a direct acquisition and over $50,000,000 Cdn. for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than Cdn. $150,000,000 in terms of “constant 1992 dollars”, which for 2002 is $218,000,000 Cdn. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquiror through the ownership of common shares.

     Certain transactions relating to common shares of Envoy would be exempt from the Investment Act including:

(a)	an acquisition of common shares of Envoy by a person in the ordinary course of that person’s business as a trader or dealer in securities,

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

     The following discussion is intended to be a general summary of certain material Canadian federal income tax considerations applicable to holders of common shares described below and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person, and no opinion or representation with respect to income tax considerations is hereby given or made. It does not take into account any particular party’s individual circumstances and does not address consequences peculiar to any party subject to special provisions of Canadian income tax law. Each person should consult their own tax advisors with respect to the tax consequences of an investment in the common shares in their own particular circumstances.

     The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”) and the regulations thereunder and the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), all proposed amendments to the ITA and the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Customs and Revenue Agency whether by legislative, governmental or judicial action or decision and does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

     The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm’s length with Envoy, are not affiliated with Envoy, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules, and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a “U.S. Holder”).

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

     A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, for the purposes of the ITA, such as the TSE, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares that constitute “taxable Canadian property” will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a prescribed stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Customs and Revenue Agency when certain property is disposed of.

F.	Dividend and Paying Agents

Not applicable

G.	Statement by experts

Not applicable

H.	Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document. You may review a copy of our filings with the SEC, including exhibits and schedules filed with this Annual Report, at the

SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a 67 Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We began to file electronically with the SEC in May 2000. You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above and you may also access some of them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services. We also file reports, statements and other information with the Canadian Securities Administrators, or the CSAs, and these can be accessed electronically at the CSAs’ System for Electronic Document Analysis and Retrieval web-site at http://www.sedar.com.

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Except as described below, Envoy does not have any material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).

     Interest rate risk The Company’s debt under its lending facilities is described in Note 10 to the audited consolidated financial statements. Our credit facility bears interest that is calculated at variable rates. As a result we are vulnerable to changes in interest rates. At September 30, 2002 the effective interest rate on our facility was 8.50%.

     Foreign Currency Risk The Company is subject to currency risk through its activities in the United States and United Kingdom. Unfavourable changes in exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2002, there were no foreign currency contracts outstanding. As at September 30, 2002, the Company has U.S. $2,002,704 outstanding on the U.S. portion of the bank credit facility. Prior to June 30, 2002, the U.S. dollar borrowings were designated as a hedge against the Company’s net investment in its U.S. operations, managing exposure to foreign currency risk. Commencing July 1, 2002, the Company no longer hedged Watt’s US dollar borrowings provide an economic hedge against such U.S. dollar receivables. The Company’s promissory note payable (see Note 3 (c) of the audited consolidated financial statements ), issued in connection with its acquisition of Gilchrist serves as a hedge against the Company’s investment in its U.K. operations, managing exposure to foreign currency risk.

     Credit Risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that the Company is not subject to significant concentration risk. As at September 30, 2002, the Company had one customer, who represented 11% of accounts receivable and one customer who represented 18% as at September 30, 2001.

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

Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not applicable

PART II

Item 13.   DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

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

     D.     Not applicable

     E.     Not applicable

Item 15.   CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c) on January 2, 2003, have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

     There were no significant changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16.   RESERVED

              Not applicable

PART III

Item 17.   FINANCIAL STATEMENTS

     Envoy has elected to provide financial statements pursuant to Item 18.

Item 18.   FINANCIAL STATEMENTS

(a) Envoy Communications Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2002 and 2001 Comments by auditors for U.S. readers on Canada-U.S. reporting difference	F-1
(ii)	Consolidated Balance Sheets as at September 30, 2002 and 2001	F-2
(iii)	Consolidated Statements of Operations for the years ended September 30, 2002, 2001 and 2000	F-3
(iv)	Consolidated Statements of Retained Earnings for the years ended September 30, 2002, 2001 and 2000	F-4
(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2002, 2001 and 2000	F-5
(vi)	Notes to Consolidated Financial Statements	F-6

Item 19.   EXHIBITS

     (a)  Exhibit 1 By-Law No. 1 of Envoy (as amended on May 2, 2000) & Articles of Incorporation. Incorporated by reference from the annual report, on form 20-F previously filed the Securities Exchange Commission on May 15, 2000.

             Exhibit 2    Not Applicable

             Exhibit 3    Not Applicable

             Exhibit 4    Not Applicable

             Exhibit 5    Not Applicable

             Exhibit 6    Not Applicable

             Exhibit 7    Not Applicable

Exhibit   8

Subsidiaries of Registrant

Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

		Jurisdiction of
Company	% of ownership	incorporation

Communique Incentives Inc.	100	Ontario
The Communique Group Inc.	100	Ontario
Hampel Stefanides, Inc.	100	Delaware
Devlin Multimedia Inc.	100	Ontario
Watt International Inc.	100	Ontario
Sage Information Consultants Inc.	100	Ontario
Gilchrist Brothers Limited	100	United Kingdom
International Design Group Inc.	100	Ontario
John Street Inc.	70	Ontario

Exhibit 9   Not Applicable

Exhibit 10   Not Applicable

Consolidated Financial Statements (Expressed in Canadian dollars)

ENVOY COMMUNICATIONS GROUP INC.

Years ended September 30, 2002, 2001 and 2000

F-1

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

January 9, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated January 9, 2003 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Canada

January 9, 2003

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
September 30, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash	$469,909	$21,781,809
Restricted cash (note 4)	1,831,085	158,500
Accounts receivable (note 5)	20,528,048	26,940,137
Income taxes recoverable	2,779,717	230,389
Future income taxes (note 13)	855,000	712,000
Prepaid expenses	983,068	1,315,009

	27,446,827	51,137,844
Capital assets (note 7)	7,836,728	11,533,736
Goodwill (note 8)	11,314,283	49,675,115
Other assets (note 9)	116,649	681,387
Future income taxes (note 13)	2,459,228	822,156

	$49,173,715	$113,850,238

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$21,019,267	$38,728,210
Deferred revenue	1,475,671	300,071
Amounts collected in excess of pass-through costs incurred	2,104,522	1,574,407
Bank credit facility and current portion of long-term debt (note 10)	10,589,114	10,965,089

	35,188,574	51,567,777
Long-term debt (note 10)	3,413,697	963,076
Long-term portion of restructuring costs (note 15)	792,275	–
Shareholders’ equity:
Share capital (note 12)	54,339,390	54,883,305
Convertible debentures (note 11)	1,720,859	–
Retained earnings (deficit)	(47,629,529)	5,603,200
Cumulative translation adjustment	1,348,449	832,880

Future operations (note 1)
Commitments and contingencies (notes 3 and 16)
Subsequent events (note 19)
Reconciliation to United States generally accepted accounting principles (note 20)

	$49,173,715	$113,850,238

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Geoffrey B. Genovese

John H. Bailey

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Net revenue	$59,121,090	$82,785,541	$60,790,280
Operating expenses:
Salaries and benefits	45,096,981	53,653,694	35,132,814
General and administrative	11,669,901	17,373,429	12,953,898
Occupancy costs	4,728,817	4,754,875	2,552,854

	61,495,699	75,781,998	50,639,566

Earnings (loss) before depreciation, amortization of intangible asset, interest expense, unusual items, restructuring costs, income taxes, goodwill amortization and write-down	(2,374,609)	7,003,543	10,150,714
Depreciation	2,858,641	2,866,679	1,986,691
Amortization of intangible asset (note 9)	24,197	–	–
Interest expense	1,245,126	743,600	407,473

Earnings (loss) before unusual items, restructuring costs, income taxes, goodwill amortization and write-down	(6,502,573)	3,393,264	7,756,550
Unusual items (note 14)	750,648	1,917,334	–
Restructuring costs (note 15)	10,857,534	–	–

Earnings (loss) before income taxes, goodwill amortization and write-down	(18,110,755)	1,475,930	7,756,550
Income taxes (recovery), excluding the undernoted	(4,853,540)	1,259,731	3,252,354
Impact of tax rate changes	–	100,000	–

Earnings (loss) before goodwill amortization and write-down	(13,257,215)	116,199	4,504,196
Goodwill amortization, net of income tax recovery of $24,000 (2001 - $24,000; 2000 - $24,000)	2,187,509	3,011,571	1,593,769
Write-down of goodwill (note 8)	37,934,711	–	–

Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427

Earnings (loss) per share (notes 2(i) and 12(e)):
Basic	$(2.54)	$(0.14)	$0.15
Diluted	(2.54)	(0.14)	0.15
Earnings (loss) per share before goodwill amortization and write-down (notes 2(i) and 12(e)):
Basic	(0.63)	0.01	0.24
Diluted	(0.63)	0.01	0.23

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Retained earnings, beginning of year	$5,603,200	$8,403,367	$5,492,940
Gain on redemption of shares (note 12(c))	146,706	95,205	–
Net earnings (loss)	(53,379,435)	(2,895,372)	2,910,427

Retained earnings (deficit), end of year	$(47,629,529)	$5,603,200	$8,403,367

See accompanying notes to consolidated financial statements.

F-5

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427
Items not involving cash:
Future income taxes	(1,780,072)	(567,441)	(285,344)
Depreciation	2,858,641	2,866,679	1,986,691
Amortization of intangible asset	24,197	–	–
Goodwill amortization	2,211,509	3,035,571	1,617,769
Write-down of goodwill	37,934,711	–	–
Amortization of deferred financing charges	96,263	65,936	9,990
Write-down of deferred financing charges	750,648	–	–
Convertible debentures accretion	133,870	–	–
Restructuring costs:
Write-down of capital assets	3,481,105	–	–
Other	52,500	–	–
Net change in non-cash working capital balances:
Restricted cash	(1,672,585)	297,962	–
Accounts receivable	6,757,260	7,389,275	1,823,856
Prepaid expenses	353,652	(174,654)	124,424
Accounts payable and accrued liabilities	(16,905,696)	12,440,922	(10,519,909)
Income taxes payable/recoverable	(2,606,457)	(1,145,133)	(787,622)
Deferred revenue	1,175,600	(758,380)	1,044,873
Amounts collected in excess of pass-through costs incurred	(175,514)	(777,930)	518,410
Other	(209,582)	159,003	(126,812)

Net cash provided by (used in) operating activities	(20,899,385)	19,936,438	(1,683,247)
Cash flows from financing activities:
Long-term debt borrowings	1,580,459	8,137,183	5,198,442
Long-term debt repayments	(2,539,248)	(8,097,536)	(5,497,140)
Issuance of common shares	–	383,670	10,939,807
Issuance of convertible debentures	3,800,000	–	–
Redemption of common shares	(628,083)	(1,295,475)	–
Reduction (increase) in restricted cash	–	394,625	(277,330)
Long-term portion of restructuring costs	792,275	–	–
Other	–	190,143	–

Net cash provided by (used in) financing activities	3,005,403	(287,390)	10,363,779

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired (bank indebtedness assumed) of $919,201 (2001 - $214,179; 2000 - ($941,385))	(1,904,742)	(1,669,168)	(14,640,994)
Purchase of capital assets	(1,811,154)	(3,756,134)	(2,428,228)
Increase in other assets	–	–	(67,356)

Net cash used in investing activities	(3,715,896)	(5,425,302)	(17,136,578)
Change in cash balance due to foreign exchange	297,978	452,645	261,010

Increase (decrease) in cash	(21,311,900)	14,676,391	(8,195,036)
Cash, beginning of year	21,781,809	7,105,418	15,300,454

Cash, end of year	$469,909	$21,781,809	$7,105,418

Cash flows from operations per share (note 12(e)):
Basic	$(0.36)	$0.12	$0.33
Diluted	(0.36)	0.12	0.33

Supplemental cash flow information:
Interest paid	$643,926	$704,604	$407,474
Income taxes paid	581,077	3,407,801	3,489,185
Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	265,500	3,908,156	6,850,311
Capital assets acquired under capital leases	820,424	–	–

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides integrated marketing and communication services. The core disciplines are: advertising, branding and digital professional services, which include strategy, creative design and technology infrastructure services necessary to build and maintain successful e-businesses.

1.	Basis of presentation:

(a)	These consolidated financial statements have been prepared on the going concern basis, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and satisfy its liabilities in the normal course of business. Certain conditions exist and events have occurred, as further described below that provide uncertainty regarding the Company’s ability to continue as a going concern, with its existing operations.

During the year, the Company entered into a Forbearance Agreement with the lenders, which requires the Company to make monthly principal payments from December 31, 2002 through to March 31, 2003 and repay the balance of the loan by April 30, 2003. Consequently the loan is classified as a current liability and the working capital shortfall is approximately $7.7 million as at September 30, 2002.

The Company’s ability to repay its bank borrowings is dependent upon its ability to generate positive cash flow from operations, secure additional debt or equity financing under private placements, refinance or renegotiate its debt facility and/or sell all of, or a part of, its operating businesses. There can be no assurances that the Company will be successful in doing so. In the event the Company is unable to repay or refinance the bank loans from the above sources then the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary.

(b)	The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 20.

(c)	Certain 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2002.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2002 are as follows:

	% of	Jurisdiction of
Company	ownership	incorporation

Communiqué Incentives Inc.	100	Ontario
Hampel Stefanides, Inc.	100	Delaware
Devlin Multimedia Inc.	100	Ontario
Watt International Inc.	100	Ontario
Sage Information Consultants Inc.	100	Ontario
Gilchrist Brothers Limited	100	United Kingdom
International Design Group	100	Ontario
John Street Inc.	70	Ontario

(b)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(c)	Capital assets:

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Audiovisual equipment	Straight line	2-5 years
Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3-5 years

(d)	Revenue recognition:

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned; and

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable.

Net revenue represents the Company’s compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company’s agency and non-agency projects are short-term in nature.

Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

When the Company’s compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company’s services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

When the Company’s compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

(e)	Goodwill:

Goodwill acquired prior to July 1, 2001 is initially stated at cost with amortization being provided on a straight-line basis over periods ranging from 7 to 25 years.

As further described in notes 2(i)(ii) and 20(k)(ii)), in accordance with new accounting standards, goodwill acquired after July 1, 2001 is not amortized but is tested at least annually for impairment.

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

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

(f)	Foreign currency translation:

The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity.

In respect of the Company’s and its subsidiaries’ foreign currency transactions, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year. However, unrealized gains or losses on long-term debt that is designated as a hedge of investments in foreign subsidiaries are deferred and recorded as a separate component of shareholders’ equity.

(g)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(h)	Stock-based compensation:

The Company has a stock option plan for key employees and officers. All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of the grant. The Company does not record compensation expense on the grant or modification of options under the Plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. The stock option plan is described in note 12(d).

(i)	Changes in accounting policies:

(i)	The Company adopted the new provisions of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

Previously, the Company calculated fully diluted earnings per share using the imputed earnings method. The change in accounting policy has been applied retroactively and the diluted earnings per share figures presented for the comparative periods have been restated.

(ii)	The Company adopted the new provisions of the CICA Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries:

(a)	Effective October 1, 2001, the Company acquired 100% of the outstanding shares of Commodore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Under the terms of the acquisition, the initial purchase price consisted of $611,113 in cash consideration excluding acquisition costs. Of this cash consideration, $50,000 is included in accounts payable at September 30, 2002 and will be paid upon the receipt of income taxes recoverable as provided in the purchase agreement. Additional consideration, to a maximum of $475,000 cash, may be paid over a two-year period if certain performance milestones are achieved for the 12-month periods ending September 30, 2002 and 2003. For the twelve months ended September 30, 2002, an earnout payment of $193,000 is owing and is included in accounts payable. As additional milestones are met, the amounts will be accounted for as additional goodwill.

The acquisition of Commodore has been accounted for using the purchase method of accounting. The fair value of the net assets acquired at October 1, 2001 and consideration accounted for to date was as follows:

Capital assets	$11,160
Non-compete agreement	72,590
Non-cash working capital	(517,544)

Net liabilities	(433,794)
Consideration, less cash acquired of $919,200, October 1, 2001	(171,187)
Additional cash consideration included in accounts payable, earn-out for 2002	193,000

Excess of purchase price over fair value of net assets acquired allocated to goodwill	$455,607

The amount assigned to the non-compete agreement is amortized over the term of the agreement. As a result of the adoption of new accounting standards for business combinations, the goodwill arising in connection with this acquisition is not amortized (note 2(i)(ii)).

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries (continued):

(b)	Effective January 1, 2001, the Company acquired 100% of the outstanding shares of International Design Group, a Toronto-based international retail planning and design firm. Under the terms of the acquisition, the initial purchase price, which consisted of $1,090,000 in cash consideration and 61,728 common shares of the Company with a fair value of $284,332, was paid upon closing. Additional consideration may be paid over a three-year period if certain performance milestones are achieved for the 12-month periods ending December 31. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. No amounts were owing by the Company in 2002 under the earn-out agreements. The acquisition has been accounted for using the purchase method of accounting.

The fair value of the net assets acquired was $1,198,684, excluding cash acquired of $214,179. The net assets acquired consisted of working capital and capital assets. The resulting excess purchase price over the fair value of the net assets acquired of $336,382 was allocated to goodwill and is being amortized over 25 years.

(c)	Effective July 1, 2000, the Company acquired 100% of the outstanding shares of Gilchrist Brothers Limited (“Gilchrist”), a United Kingdom-based digital imaging and design firm, in exchange for cash consideration of $3,235,798 (£1,460,000) and a $5,325,215 (£2,402,750) non-interest bearing promissory note, repayable in semi-annual instalments over the next two years to June 30, 2002. The present value of the promissory note of $5,067,763 (£2,261,486), together with the initial cash consideration, represent the total purchase price. At September 30, 2002, $295,615 (£118,749) (2001 - $2,689,781 (£1,156,200) is included in long-term debt (note 10). The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 20 years.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries (continued):

The fair value of the net assets acquired at July 1, 2000 and consideration accounted for to date was as follows:

Non-cash working capital	$1,046,094
Capital assets	2,001,319
Long-term debt	(2,165,325)

Net assets	882,088
Total consideration, including bank indebtedness assumed	8,593,970

Excess of purchase price over fair value of net assets acquired allocated to goodwill	$7,711,882

(d)	Effective June 1, 2000, the Company, acquired 100% of the outstanding shares of Sage Information Consultants Inc. (“Sage”), a digital professional service firm operating in the United States and Canada, in exchange for cash consideration of $6,750,000 and the issuance of 503,145 common shares of the Company with a fair value of $4,000,000.

In June 2001, the Company determined that additional consideration was payable based on Sage’s operating results for the 12 months ended May 31, 2001 and agreed to amend the terms of the purchase agreement with respect to the payment of the earnout for this period. Under the amended terms, the Company agreed to pay $1,392,154 in cash consideration, rather than the issuance of cash and shares under the original terms. The excess of the cash consideration payable over the fair value of the cash and shares otherwise issuable amounted to $362,485 and is required to be expensed under generally accepted accounting principles. As a result, only $1,029,669 of the amount payable has been recorded as additional goodwill.

In March 2002, a settlement of the Company’s obligations under the earn-out agreements was reached and a final payment of $225,000 in cash and 150,000 common shares with a value of $213,000 was made by the Company.

The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 10 years.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries (continued):

The fair value of the net assets acquired at June 1, 2000 and consideration accounted for to date was as follows:

Non-cash working capital	$104,663
Capital assets	141,578
Future income taxes	53,000

Net assets	299,241
Total consideration, including bank indebtedness assumed, June 1, 2000	12,270,724
Additional cash consideration in 2001	1,029,669
Settlement of final purchase price in 2002:
Cash payment	225,000
Common shares issued	213,000

Total consideration, including bank indebtedness assumed, September 30, 2002	13,738,393

Excess of purchase price over fair value of net assets acquired allocated to goodwill	$13,439,152

(e)	Effective October 1, 1998, the Company acquired 100% of the outstanding shares of Hampel Stefanides, Inc. (“Hampel Stefanides”), a full-service advertising and commercial design agency operating in the United States, in exchange for initial cash consideration of $5,587,349 (U.S. $3,649,000) and the issuance of 581,395 common shares with a fair value of $2,296,800 (U.S. $1,500,000). In September 1999, the Company recorded additional consideration of $4,134,002. The consideration was paid on November 4, 1999 by way of a cash payment of $1,703,802 and the issuance of 450,040 common shares of the Company with a fair value of $2,430,200. During fiscal 2000, additional cash consideration of $554,788 (U.S. $375,000) was paid. Additional cash consideration of $375,875 (U.S. $250,000) is included in accounts payable and accrued liabilities as at September 30, 2001 and has been included as part of total consideration.

In September 2000, the Company determined that additional consideration was owing, in the form of cash and shares of the Company, based on Hampel Stefanides’ operating results for the year ended September 30, 2000 and such amount has been recorded as at September 30, 2000. The aggregate consideration of $5,348,600 was paid on November 1, 2000 by way of a cash payment of $1,724,776, which is included in accounts payable and accrued liabilities, and the issuance of 444,641 common shares of the Company with a fair value of $3,623,824, which were included in share capital as at September 30, 2000.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries (continued):

In December 2001, the Company determined that additional consideration was owing in the form of cash and shares, based on Hampel Stefanides’ operating results for the year ended September 30, 2001 and such amount has been recorded as at September 30, 2001. The aggregate consideration of $2,909,150 consists of cash consideration of $1,900,929, which is included in accounts payable and accrued liabilities, and the issuance of 466,769 common shares of the Company with a fair value of $1,008,221, which were included in share capital as at September 30, 2001 as shares to be issued (note 12(a)). Subsequent to September 30, 2001, 34,626 common shares related to the 2001 earn-out were not issued. Correspondingly the share capital of the Company has been reduced by $34,626.

The Company has no remaining obligations under the earn-out agreement in connection with Hampel Stefanides.

The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net liabilities acquired on October 1, 1998 and consideration accounted for to date was as follows:

Non-cash working capital deficiency	$(6,171,687)
Capital assets	1,676,664
Restricted cash	765,600

Net liabilities	(3,729,423)
Consideration, less cash acquired, September 30, 1999	7,475,961
Additional consideration, September 30, 2000:
Cash	1,724,776
Issuance of 444,641 common shares	3,623,824
Additional consideration, September 30, 2001:
Cash	1,900,929
Issuance of 466,769 common shares	1,008,221
Additional consideration, September 30, 2002:
Shares not issued relating to 2001 earnout	(34,626)

Total consideration, less cash acquired, September 30, 2002	15,699,085

Purchase price and fair value of net liabilities acquired allocated to goodwill	$19,428,508

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

4.	Restricted cash:

Restricted cash includes a trust account established for Communiqué Incentives Inc. for customer deposits of $1,831,085 (2001 — $158,500).

5.	Accounts receivable:

	2002	2001

Trade receivables	$12,433,301	$20,501,517
Accrued revenue	6,719,441	4,100,289
Unbilled pass-through costs	1,375,306	2,338,331

	$20,528,048	$26,940,137

6.	Related party transactions:

Subsequent to September 30, 2002 (note 19(a)), the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries.

Included in accounts receivable as at September 30, 2001 is a net balance of $321,893 owing from the former owner of Sage in respect of indemnified receivables, net of the earnout payment owing by the Company (note 3(d)).

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	Capital assets:

		Accumulated	Net book
2002	Cost	depreciation	value

Audiovisual equipment	$780,918	$762,386	$18,532
Computer equipment and software	13,115,157	8,665,300	4,449,857
Furniture and equipment	1,427,777	1,151,402	276,375
Leasehold improvements	8,233,909	6,316,255	1,917,654
Equipment under capital leases	1,940,971	766,661	1,174,310

	$25,498,732	$17,662,004	$7,836,728

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

7.	Capital assets (continued):

		Accumulated	Net book
2001	Cost	depreciation	value

Audiovisual equipment	$780,919	$750,126	$30,793
Computer equipment and software	10,704,399	7,575,183	3,129,216
Furniture and equipment	3,967,088	2,714,054	1,253,034
Leasehold improvements	9,700,446	3,209,833	6,490,613
Equipment under capital leases	1,393,849	763,769	630,080

	$26,546,701	$15,012,965	$11,533,736

8.	Goodwill:

		Accumulated	Net book
2002	Cost	amortization	value

Goodwill	$57,417,846	$46,103,563	$11,314,283

		Accumulated	Net book
2001	Cost	amortization	value

Goodwill	$55,644,858	$5,969,743	$49,675,115

The Company performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ending March 31, 2002. The main indicators of impairment were significant negative industry and economic trends impacting both current operating results and expected future growth rates and loss of significant clients. Based on these factors, the Company concluded that significant permanent impairment existed with respect to the Company’s goodwill and other assets, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

8.	Goodwill (continued):

In quantifying the impairment charge, the Company compared the expected future cash flows of each acquisition, to the respective carrying value of the assets of the business, including assigned goodwill. The cash flow periods used ranged between 5 and 25 years, consistent with the remaining goodwill amortization period.

As a result of the review, the Company determined that the carrying values of certain acquired businesses were not fully recoverable. Accordingly, the Company recorded two write-downs: $28,426,266 in the second quarter of 2002 and $9,508,445 in the fourth quarter of 2002 based on the amount by which the goodwill exceeded the expected future cash flows of the respective operation.

9.	Other assets:

	2002	2001

Deferred financing charges	$–	$634,936
Non-compete agreement, net of accumulated amortization of $24,197 (note 3(a))	48,394	–
Other	68,255	46,451

	$116,649	$681,387

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

10.	Bank credit facility and other debt:

	2002	2001

Bank credit facility (a)	$9,838,192	$7,841,329
Promissory note, 8% per annum, repayable in five monthly instalments commencing June 30, 2002 (b)	295,615	2,689,781
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	553,992	625,382
Loan payable to landlord, 0.925% per annum, due December 1, 2002, repayable in monthly instalments of $6,728 principal and interest	20,185	100,925
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	251,444	357,016
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	37,001	–
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	38,337	–
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of $63,056 (£25,330) (2001 - $60,129 (£25,330)) principal and interest, due January 2003	64,123	284,507
Capital leases, 10.3% to 13.9% over the lease period, repayable in quarterly instalments of $15,997 (£6,426); (2001 - $14,950 (£19,750)) principal and interest, due between March 2002 and April 2002	–	29,225
Capital leases, 10.2% to 14% over the lease period, repayable in monthly instalments of $33,136 principal and interest, due between January 2005 and February 2005	820,424	–
Convertible debentures (note 11)	2,083,498	–

	14,002,811	11,928,165
Less current portion	10,589,114	10,965,089

	$3,413,697	$963,076

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

10.	Bank credit facility and other debt (continued):

(a)	During the year, the Company was in violation of certain provisions under its bank credit facility. As at September 30, 2002, the Company has entered into a Forebearance Agreement with the lenders under its bank credit facility, under which the Company is required to maintain certain financial tests. Under the Forebearance Agreement, unless there are further violations or defaults by the Company, the lenders have agreed not to enforce their rights or remedies under security agreements. The lenders still have the right to demand repayment of the borrowings at any time. The terms of the Forebearance Agreement require the Company to make a principal repayment of $2,000,000 in December 2002 and $1,000,000 in each of January, February and March 2003, with the balance due on April 30, 2003.

As permitted under the Forebearance Agreement, and subsequent amendments, the Company has letters of credit available to be issued in the amount of £250,000 and U.S. $500,000. The letters of credit expire on April 30, 2003.

Interest rates on the facility are variable based on certain leverage ratios and, at September 30, 2002, the effective interest rate was 8.50% (2001 — 4.25%). The facility is secured by a general security agreement guarantee against the Company and all of its subsidiaries.

Of the outstanding borrowings, $3,178,691 (U.S. $2,002,704) is denominated in U.S. dollars.

(b)	During the third quarter, the Company negotiated new repayment terms for a promissory note originally due on June 30, 2002 in respect of the Gilchrist acquisition (note 3(c)) (the “Gilchrist note”). Under the revised terms, the Gilchrist note is to be repaid in five monthly instalments commencing July 1, 2002 with interest on the principal balance charged at 8% per annum.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

10.	Bank credit facility and other debt (continued):

Principal repayments on long-term debt, excluding convertible debentures (note 11), are as follows:

2003	$10,589,114
2004	478,660
2005	265,071
2006	118,900
2007	189,599
Thereafter	277,969

$11,919,313

11.	Convertible debentures:

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007. The debentures are convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consists of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitles the holder to purchase one common share (2.5 million common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,587 has been recorded as deferred financing fees which are classified in prepaid expenses, and the remaining $46,565 applied to reduce the equity component.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

11.	Convertible debentures (continued):

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007. The debentures are convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consists of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitles the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, has been recorded as deferred financing fees which are classified in prepaid expenses, and the remaining $82,948 applied to reduce the equity component.

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at September 30, 2002, the aggregate debt component carrying values of all of the Company’s convertible debentures is $2,083,498. Principal repayments, based on scheduled maturity dates, is $3,800,000 in 2007. However, this date may be accelerated to 2004, at the option of the holders of the debentures.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital:

(a)	Authorized:

50,000,000 common shares without par value (2001 — 50,000,000; 2000 — 50,000,000)

Issued:

	2002		2001		2000

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	21,192,719	$54,883,305	21,098,222	$54,597,762	18,349,005	$35,613,907
Common shares issued for cash pursuant to:
Public offering	–	–	–	–	1,533,571	10,128,823
Stock options exercised	–	–	101,000	383,670	214,000	811,100
Acquisitions (note 3)	150,000	213,000	61,728	284,332	557,005	4,420,108
Repurchase of shares pursuant to share issuer bid	(299,400)	(774,789)	(535,000)	(1,390,680)	–	–
Shares issued to settle liability with landlord (note 15)	250,000	52,500	–	–	–	–

	21,293,319	54,374,016	20,725,950	53,875,084	20,653,581	50,973,938
Shares to be issued in respect of contingent consideration (note 3(e))	(34,626)	(34,626)	466,769	1,008,221	444,641	3,623,824

Balance, end of year	21,258,693	$54,339,390	21,192,719	$54,883,305	21,098,222	$54,597,762

(b)	Public offering:

On June 5, 2000, the Company issued 1,533,571 common shares through a public share offering for gross proceeds of $7.00 per share and aggregate proceeds of $10,734,997. Net proceeds recorded as share capital were $10,128,823 after deducting issue costs of $1,195,965 and recording the related tax recovery of $589,791.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital (continued):

(c)	Repurchase of shares:

During 2002, pursuant to a normal course issuer bid, the Company repurchased and cancelled 299,400 common shares at an average price of $2.10 per common share for total cash consideration of $628,083. As a result of these purchases, $146,706 was recorded in retained earnings as a gain on redemption.

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

(d)	Stock option plan:

The Company has reserved 4,000,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. Options granted after November 1997 have vesting periods ranging from date of grant and up to five years. Options granted prior to November 1997 vested upon grant. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2002 and 2007.

In 2002, the Company obtained approval to re-price options. All employees, excluding insiders and U.S. employees, were given the opportunity to cancel their existing stock options with an exercise price greater than $6 per share and replace them with new stock options. Options were cancelled on January 31, 2002 and new options to acquire 50% of the number of options cancelled were granted on August 2, 2002 at an exercise price of $3.05.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital (continued):

Details of the options are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 1999	2,076,500	$4.30
Options granted	774,000	7.43
Options exercised	(214,000)	3.79
Options cancelled	(296,000)	4.72

Options outstanding, September 30, 2000	2,340,500	5.33
Options granted	780,000	5.30
Options exercised	(101,000)	3.80
Options cancelled	(340,000)	5.87

Options outstanding, September 30, 2001	2,679,500	5.31
Options granted	1,719,000	1.15
Options cancelled	(1,199,500)	5.37

Options outstanding, September 30, 2002	3,199,000	3.06

Options exercisable, September 30, 2002	2,322,084	$3.35

Options exercisable, September 30, 2001	1,491,510	$5.07

The range of exercise prices for options outstanding and options exercisable at September 30, 2002 are as follows:

	Options outstanding			Options exercisable

		Weighted			Weighted
		average	Weighted		average
Range of		exercise	average		exercise
exercise price	Number	price	contractual life	Number	price

$0.61 - $3.05	1,799,000	$1.32	4.47 years	1,055,000	$1.03
$3.62 - $4.70	755,000	3.96	0.90 years	668,750	3.95
$6.20 - $8.15	645,000	6.84	0.32 years	598,334	6.78

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital (continued):

(e)	Earnings (loss) and cash flows from operations per share:

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2002	2001	2000

Numerator:
Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding	20,998,397	21,160,616	19,156,626
Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	–	–	75
Shares issuable under stock options	–	–	516,263

Denominator for diluted net earnings (loss) per share	20,998,397	21,160,616	19,672,964

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital (continued):

As the Company experienced a loss for the years ended September 30, 2002 and 2001, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share. Details of potential dilutive securities are as follows:

	2002	2001	2000

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	7,882,353	–	75
Shares issuable under stock options	3,199,000	2,679,500	2,340,500
Shares to be issued in respect of contingent consideration	–	1,772,241	2,172,246
Shares issuable upon conversion of convertible debentures	8,382,353	–	–

Basic and diluted cash flows from operations per share have been calculated using the cash flows from operating activities, excluding net changes in non-cash working capital balances.

13.	Income taxes:

Income tax expense (recovery) for the years ended September 30, 2002, 2001 and 2000 consists of:

	2002	2001	2000

Current	$(3,073,468)	$1,927,172	$3,537,698
Future	(1,780,072)	(567,441)	(285,344)

	$(4,853,540)	$1,359,731	$3,252,354

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

13.	Income taxes (continued):

The income tax expense (recovery) attributable to income (loss) from continuing operations differs from the amounts computed by applying the Canadian statutory rates of 39.5% (2001 — 42.5%; 2000 — 44.1%) pretax income (loss) as a result of the following.

	2002		2001		2000

Income tax expense (recovery) at statutory rates	$(7,153,748)	(39.5)%	$627,270	42.5%	$3,420,638	44.1%
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	654,691	3.6%	100,000	6.8%	–	–
Expenses deducted in the accounts which have no corresponding deduction for income taxes	276,996	1.5%	665,323	45.1%	168,476	2.1%
Impact of different tax rate on earnings of foreign subsidiaries	(483,406)	(2.5)%	(185,524)	(12.6)%	(111,815)	(1.4)%
Change in valuation allowance	2,407,144	13.3%	–	–	–	–
Other	(555,217)	(3.1)%	152,662	10.4%	(224,945)	(2.9)%

	$(4,853,540)	(26.7)%	$1,359,731	92.2%	$3,252,354	41.9%

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

13.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2002 are presented below:

	2002	2001

Future tax assets:
Capital assets	$1,263,019	$333,006
Share issuance costs	422,369	530,891
Non-capital losses expiring in 2009 (2001 - 2009)	3,890,104	712,000
Other	189,845	–

	5,765,337	1,575,897
Less valuation allowance	2,407,144	–

Net future tax assets	3,358,193	1,575,897
Future tax liabilities:
Goodwill	43,965	41,741

Total net future tax assets	3,314,228	1,534,156
Less current portion	855,000	712,000

	$2,459,228	$822,156

At September 30, 2002, the Company has non-capital losses of approximately $9,340,000 available to reduce future years’ taxable income, which expire as follows:

2008	$3,175,000
2009	6,165,000

$9,340,000

The Company also has non-capital losses available for carryforward for United States State and City tax purposes amounting to approximately $8,000,000, expiring in 2022.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

14.	Unusual items:

During 2002, as a result of changes in the banking loan arrangements, the Company was no longer allowed to fully utilize its line of credit and, accordingly, the remaining unamortized portion of deferred financing charges totalling $750,648 were written off.

During 2001, the Company announced that it was terminating its discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that the $1,917,334 of costs incurred in connection with the proposed acquisition and the related equity financing be expensed in full as of the date of abandonment. Costs include legal, accounting, consulting and other out-of-pocket expenses incurred in the negotiation and preparation of legal documents and preparation of long-form prospectus materials prepared in connection with the abandoned acquisition.

15.	Restructuring costs:

In response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of this fiscal year in order to bring costs more in line with expected revenues. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant fixed assets. Accordingly, the Company has recorded a restructuring expense of $10,857,534. The restructuring includes a reduction of staff, as well as the abandonment of leased office space in New York City. As part of the settlement with the landlord, the Company issued 250,000 common shares with a cost of $52,500.

				Provision,
			Total	September 30,
	Cash	Non-cash	provision	2002

Severance	$3,268,261	$–	$3,268,261	$1,013,424
Write-down of capital assets	–	3,481,105	3,481,105	–
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196

Total restructuring charge	$7,323,929	$3,533,605	$10,857,534	$2,494,620

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

15.	Restructuring costs (continued):

Total restructuring costs accrued at September 30, 2002 are classified as:

Accounts payable and accrued liabilities	$1,702,345
Long-term portion of restructuring costs	792,275

$2,494,620

16.	Commitments and contingencies:

(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:

2003	$4,402,963
2004	4,036,683
2005	3,840,998
2006	3,253,230
2007	8,932,271
Thereafter	77,213

$24,543,358

Rent expense under operating leases for the year ended September 30, 2002 amounted to $2,041,417 (2001 — $1,980,592; 2000 — $1,680,822).

(b)	The Company has letters of credit outstanding of Cdn. $150,000, U.S. $500,000 and £250,000 all of which expire on April 30, 2003.

(c)	The shares held by the minority shareholders of John Street Inc., representing a 30% interest, are mandatorily redeemable by the Company at September 30, 2004 for cash consideration and as such represents a financial liability of the Company. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

(d)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

17.	Financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:

(i)	The carrying amounts of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and promissory note approximate their fair values due to the short-term nature of these instruments.

(ii)	The fair value of the Company’s bank credit facility approximates its carrying value as it bears an interest rate that is at the current market rate.

(iii)	The fair values of the Company’s long-term obligations and convertible debentures are estimated using discounted cash flow analysis which is based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the capital leases and convertible debentures are not significantly different from their fair values.

As at September 30, 2002, the carrying value of the loans payable to landlords was $900,959 (2001 — $1,083,323) and their fair value was $671,000 (2001 — $1,083,323).

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

17.	Financial instruments (continued):

(iv)	The fair value of foreign currency contracts are estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate agreements. As at September 30, 2001, the carrying amounts of the contracts were ($104,218) and their fair values were ($189,224). The Company had no such contracts as at September 30, 2002.

(b)	Risk management activities:

(i)	Currency risk:

The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2002, there were no foreign currency contracts outstanding.

At September 30, 2002, the Company had U.S. $2,002,704 (Cdn. $3,178,691) outstanding on the U.S. portion of the bank credit facility. Prior to June 30, 2002, the U.S. dollar borrowings were designated as a hedge against the Company’s investment in its U.S. operations, managing exposure to foreign currency risk. Commencing July 1, 2002, the Company no longer hedged Watt’s U.S. dollar receivables with foreign currency contracts and thus, the Company’s U.S. dollar borrowings are now a hedge of such receivables.

The Company’s promissory note payable issued in connection with its acquisition of Gilchrist (note 3(c)) serves as a hedge against the Company’s investment in its U.K. operations, managing exposure to foreign currency risk.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

17.	Financial instruments (continued):

(ii)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2002, the Company has one customer, which represents 11% of accounts receivable (2001 — one customer which represents 18% of accounts receivable).

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing with financially sound counterparties only and, accordingly, does not anticipate loss for non-performance.

18.	Segmented information:

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2002	2001	2000

Net revenue:
Canada	$15,982,433	$21,826,277	$24,164,713
United States	27,708,424	40,970,400	32,559,550
United Kingdom and Continental Europe	15,430,233	19,988,864	4,066,017

	$59,121,090	$82,785,541	$60,790,280

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

18.	Segmented information (continued):

(b)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2002	2001

Capital assets:
Canada	$5,363,424	$7,997,668
United States	261,566	1,316,098
United Kingdom and Continental Europe	2,211,738	2,219,970

	$7,836,728	$11,533,736

	2002	2001

Goodwill:
Canada	$3,087,766	$21,956,307
United States	–	19,706,227
United Kingdom and Continental Europe	8,226,517	8,012,581

	$11,314,283	$49,675,115

(c)	The Company’s external net revenue by type of service is as follows:

	2002	2001	2000

Net revenue:
Marketing	$12,428,558	$24,374,986	$28,772,421
Design	38,203,746	43,437,449	24,431,398
Technology	8,488,786	14,973,106	7,586,461

	$59,121,090	$82,785,541	$60,790,280

(d)	In 2002, the Company had three customers, which represented 19%, 12% and 12% of net revenue. In each of 2001 and 2000, the Company had two customers which represented 13.6% and 11.3% of net revenue, respectively.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

19.	Subsequent events:

(a)	In October and November 2002, the Company sold the operations of Devlin and Sage to certain executives of the respective subsidiaries in exchange for cash proceeds of approximately $330,000. In addition to the cash payment on the sale of Sage, the Company is entitled to a fee on sales to certain former customers of Sage.

(b)	In December 2002, the Company established a $500,000 line of credit with a new lender and borrowed the full amount of the facility. The loan is repayable on June 30, 2003 and bears interest at a rate of 15% per annum. The net proceeds of the loan were used for purposes of providing working capital. The loan is secured by a general security agreement against the assets of the Company subordinated to the borrowings under the existing bank credit facilities, capital leases and the convertible debentures.

20.	Reconciliation to United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2002, 2001 and 2000 required in order to conform to U.S. GAAP.

	2002	2001	2000

Net earnings (loss) based on Canadian GAAP	$(53,379,435)	$(2,895,372)	$2,910,427
Stock-based compensation expense (a)	–	(886,000)	–
Foreign currency contracts, net of income tax recovery of $35,703 (d)	49,303	(49,303)	–
Convertible debentures (e)	(1,065,915)	–	–

Net earnings (loss) based on U.S. GAAP	$(54,396,047)	$(3,830,675)	$2,910,427

Earnings (loss) per share:
Basic	$(2.59)	$(0.18)	$0.15
Diluted	(2.59)	(0.18)	0.15

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2002	2001

Shareholders’ equity based on Canadian GAAP	$9,779,169	$61,319,385
Foreign currency contracts, net of income tax recovery of $35,703 (d)	–	(49,303)
Convertible debentures (e)	(1,598,418)	–

Shareholders’ equity based on U.S. GAAP	$8,180,751	$61,270,082

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Stock-based compensation expense:

U.S. GAAP requires the Company to record compensation expense when modifications are made which extend the lives of options. During the year ended September 30, 2001, the Company extended the life of an individual’s option award and has therefore recorded the intrinsic value of the option at the date of the extension as compensation expense.

(b)	Business combinations:

U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations for the year ended September 30, 2000 giving effect to the acquisition of Gilchrist as if it had occurred as of October 1, 1999 which are as follows:

Net revenue	$68,242,235
Net earnings	2,602,527
Basic net earnings per share	0.14
Diluted net earnings per share	0.13

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations for the year ended September 30, 2000 giving effect to the acquisition of Sage as if it had occurred as of October 1, 1999 which are as follows:

Net revenue	$63,102,395
Net earnings	950,950
Basic net earnings per share	0.05
Diluted net earnings per share	0.05

(c)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in note 20(a).

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	2002	2001	2000

Net earnings (loss) in accordance with U.S. GAAP as reported	$(54,396,047)	$(3,830,675)	$2,910,427
Pro forma net earnings (loss)	(55,373,470)	(4,719,780)	1,853,385

Pro forma basic earnings (loss) per share	$(2.64)	$(0.22)	$0.10
Pro forma diluted earnings (loss) per share	(2.64)	(0.22)	0.09

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

Pro forma net earnings (loss) reflect only those options granted during the seven years ended September 30, 2002. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the expected lives of the options and the compensation cost for options granted prior to October 1, 1995 is not considered. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2002 was $0.16 per share (2001 — $2.39; 2000 -$3.07).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	4.00%	4.70%	4.70%
Dividend yield	–	–	–
Volatility factor of the future expected market price of the Company’s common shares	76%	65%	60%
Weighted average expected life of the options	1.36 years	2.33 years	2.56 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company’s employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(d)	Derivative financial instruments:

The Company enters into forward contracts to manage its exposure to fluctuations in foreign exchange rates. Effective October 1, 2000, the Company adopted the provisions of FASB Statement No. 133, “Accounting For Derivatives and Hedging Activities.” SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Hedge accounting is only applied to derivatives if the hedging relationship has been identified, and the Company has formally documented the designation of the hedging relationship and the method for assessing the effectiveness of the hedging relationship. Both at inception of the hedging relationship and throughout its term, the relationship must be effective in achieving offsetting changes in the cash flows of the hedged item.

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

Under Canadian GAAP, no accounting recognition is given to the fair value of those forward contracts which are a hedge of future cash flows. As at September 30, 2001, the fair value of foreign exchange forward contracts, which were otherwise designated as a hedge of future cash flows for Canadian GAAP, totalled ($85,006). This amount represents an additional liability under U.S. GAAP, and this amount net of the related tax recovery is recorded as a charge to U.S. GAAP net earnings.

As at September 30, 2002, there were no foreign currency contracts outstanding.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(e)	Convertible debentures:

During 2002, the Company issued $3.8 million in convertible debentures. The debentures are convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 11). Under Canadian GAAP, the debentures are bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds of $1,949,628 allocated to long-term debt and $1,850,372 to shareholders’ equity, respectively for the aggregate $3.8 million debentures. Under Canadian GAAP, the discount resulting from allocating proceeds to the equity component must be recorded as an additional interest expense, using an effective yield method, over the minimum period to redemption being two years. As a result of accreting the debentures, $133,870 has been charged as interest expense for 2002. Under Canadian GAAP, issue costs are allocated between the debt and equity components which resulted in $129,513 of the aggregate $262,465 issue costs being applied to reduce the equity allocation.

Under U.S. GAAP, any excess of the fair value of the share and the option (using an option pricing model) over the conversion price is considered a beneficial conversion feature. For the two debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest conversion date. As a result of the Company’s debentures being convertible at any time at the option of the holder, such amount must be expensed fully at the date of issuance. Under U.S. GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. Accordingly, deferred financing fees under U.S. GAAP would be $129,513 higher, for which $11,429 would be amortized in the current period.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(f)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account in respect of foreign operations as follows:

	2002	2001	2000

Net earnings (loss) for the year in accordance with U.S. GAAP	$(54,396,047)	$(3,830,675)	$2,910,427
Change in cumulative translation adjustment account	515,569	1,147,208	180,516

	$(53,880,478)	$(2,683,467)	$3,090,943

(g)	Reduction of capital:

In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 2002 and 2001.

(h)	Statements of cash flows:

The Company has disclosed cash flows from operations per share, which is not permitted under U.S. GAAP.

(i)	Other disclosures:

U.S. GAAP and the United States Securities and Exchange Commission require the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

(i)	The allowance for doubtful accounts as at September 30, 2002 was $226,037 (2001 — $1,432,668).

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(ii)	As at September 30, 2002, the Company had a nil (2001 - $32,158,672) unused line of credit.

(iii)	U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2002 were $4,779,517 (2001 - $6,330,821). As at September 30, 2002, Envoy had accrued $1,122,745 for the termination of certain leased premises of Hampel Stefanides. At September 30, 2001, accrued liabilities include $2,263,266 related to additional consideration for the acquisition of Hampel Stefanides (note 3(e)).

At September 30, 2002, there were no other accrued liabilities that exceeded 5% of current liabilities.

(iv)	The Company has disclosed both net earnings before goodwill amortization and net earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.

(j)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.

(k)	Recent accounting pronouncements:

(i)	In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 for its fiscal year beginning October 1, 2002. The Company has not determined the impact of the adoption of SFAS No. 144 on its consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(ii)	In September 2001, the CICA issued Handbook Sections 1581, “Business Combinations” and 3062, “Goodwill and Other Intangible Assets.” The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with United States GAAP.

Under the new standards for Business Combinations, effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 is not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination must be applied to business combinations completed after June 30, 2001.

The Company is required to adopt the new standards for goodwill and other intangible assets effective October 1, 2002, at which time, the Company will discontinue amortization of all existing goodwill and test for impairment in accordance with the new standards.

In connection with transitional goodwill impairment evaluation, as specified in the new standard, the Company is required to assess whether goodwill is impaired as of October 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the reporting units’ carrying amounts. To the extent a reporting unit’s carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be completed no later than September 30, 2003. Any transitional impairment will be recognized as an effect of a change in accounting principle which under Canadian GAAP, is recorded as a charge to opening retained earnings as of October 1, 2002.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

As of September 30, 2002, the Company had unamortized goodwill of $11,421,498, other than $455,607, resulting from an acquisition during 2002 which is not being amortized and is subject to the transitional provisions of Sections 1581 and 3062. Amortization expense related to goodwill was $2,211,509 for 2002. Because of the extensive effort required to comply with the remaining provisions of Sections 1581 and 3062, the Company has not estimated the impact of these provisions on its financial statements, beyond discontinuing goodwill amortization.

(iii)	In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 is effective for the Company’s fiscal year beginning October 1, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

(iv)	Effective October 1, 2002, the Company will adopt the new Canadian accounting standard for stock-based compensation and other stock-based payments. The new standards will require additional disclosures for options granted to employees and that a compensation cost be recorded for the fair value of options granted to non-employees and awards to employees that call for settlement in cash or other assets, including stock appreciation rights. The new standards for non-employees will be similar in many respects to SFAS No. 123. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

(v)	Effective October 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, “Hedging Relationships”, that establishes standards for the documentation and effectiveness of hedging relationships that are substantially similar to the corresponding requirements in SFAS No. 133. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(vi)	In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. These new rules supersede the write-down and disposal provisions of CICA Handbook Section 3061, “Property, Plant and Equipment”, as well as current Handbook Section 3475, “Discontinued Operations”. The new standards are based on SFAS 144. Under revised Handbook Section 3475, new standards are established for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets as well as for the presentation and disclosure of discontinued operations. New Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standards, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook Section 3063 on the impairment of long-lived assets held for use should be applied for years beginning on or after April 1, 2003. The revised accounting recommendations contained in Handbook Section 3475 on disposal of long-lived assets and discontinued operations should be applied to disposal activities initiated by a company’s commitment to a plan on or after May 1, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Envoy Communications Group Inc.

Date: February 17, 2003	/s/ Geoffrey B. Genovese

Name: Geoffrey B. Genovese Title: Chairman, President and Chief Executive Officer

CERTIFICATIONS

     I, Geoffrey B. Genovese, Chairman, President and Chief Executive Officer of Envoy Communications Group Inc., certify that:

1.	I have reviewed this annual report on Form 20-F of Envoy Communications Group Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

               (c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

               (a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

               (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 17, 2003

By:	/s/ Geoffrey B. Genovese Geoffrey B. Genovese Chairman, President and Chief Executive Officer

     I, J. Joseph Leeder, Vice President and Chief Financial Officer of Envoy Communications Group Inc., certify that:

1.	I have reviewed this annual report on Form 20-F of Envoy Communications Group Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

               (a)  Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

               (b)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

               (c)  Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

               (a)  All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

               (b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 17, 2003

By:	/s/ J. Joseph Leeder J. Joseph Leeder Vice President and Chief Financial Officer