Form 20-F/A
period 2002-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2004-02-06
CIK 1031516

As filed with the Securities and Exchange Commission on February 6, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

[   ]      Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X]      Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2002

OR

[    ]        Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

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

1

EXPLANATORY NOTE

Shareholders’ equity and net loss for the year based on U.S. GAAP as at, and for the year ended September 30, 2002 differ from the amounts previously reported by the Company in its Annual Report on Form 20-F dated February 17, 2003, constituting its Annual Information Form. Previously, the Company expensed the beneficial conversion associated with its convertible debentures, and described in note 20(e), totalling $1,188,356, immediately. However, this amount should have been amortized over the two-year term of the debentures which would reduce the charge in 2002 to $168,541, resulting in a decrease to net loss for the year based on U.S. GAAP of $1,019,815. Accordingly, note 20 to the Company’s consolidated financial statements included in this amended filing has been restated to correct for this matter. This amended filing should be read in conjunction with the Company’s Annual Report on Form 20-F dated February 17, 2003.

PART III

Item 17. FINANCIAL STATEMENTS

        Envoy has elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

(a)	Envoy Communications Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2002 and 2001	F-1
Comments by auditors for U.S. readers on Canada-U.S. reporting difference
(ii)	Consolidated Balance Sheets as at September 30, 2002 and 2001	F-2
(iii)	Consolidated Statements of Operations for the years ended September 30, 2002, 2001 and 2000	F-3
(iv)	Consolidated Statements of Retained Earnings for the years ended September 30, 2002, 2001 and 2000	F-4
(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2002, 2001 and 2000	F-5
(vi)	Notes to Consolidated Financial Statements	F-6

Item 19. EXHIBITS

(a)	Exhibit 1 By-Law No. 1 of Envoy (as amended on May 2, 2000) & Articles of Incorporation. Incorporated by reference from the annual report, on form 20-F previously filed the Securities Exchange Commission on May 15, 2000.

Exhibit 12.1 Certifications required by Rule 13a-14(a)

Exhibit 13.1 Certifications required by Rule 13a-14(b)

2

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Envoy Communications Group Inc.

Date: February 6, 2004	/s/ Geoffrey B. Genovese

Name: Geoffrey B. Genovese
Title: Chairman, President and Chief
Executive Officer

Consolidated Financial Statements
(Expressed in Canadian dollars)

ENVOY COMMUNICATIONS GROUP INC.

Years ended September 30, 2002, 2001 and 2000

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street Suite 200	www.kpmg.ca
Toronto ON M2P 2H3

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

Chartered Accountants

Toronto, Canada

January 9, 2003, except
as to note 20(l) which is
as of February 2, 2004

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street Suite 200	www.kpmg.ca
Toronto ON M2P 2H3

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and when there is a retroactive adjustment such as that described in note 20(l) to the consolidated financial statements. Our report to the shareholders dated January 9, 2003, except as to note 20(l) which is as of February 2, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions and which do not require a reference to such retroactive adjustment in the auditors’ report when such events and conditions and such adjustments are adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Canada

January 9, 2003, except
as to note 20(l) which is
as of February 2, 2004

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash	$469,909	$21,781,809
Restricted cash (note 4)	1,831,085	158,500
Accounts receivable (note 5)	20,528,048	26,940,137
Income taxes recoverable	2,779,717	230,389
Future income taxes (note 13)	855,000	712,000
Prepaid expenses	983,068	1,315,009

	27,446,827	51,137,844
Capital assets (note 7)	7,836,728	11,533,736
Goodwill (note 8)	11,314,283	49,675,115
Other assets (note 9)	116,649	681,387
Future income taxes (note 13)	2,459,228	822,156

	$49,173,715	$113,850,238

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$21,019,267	$38,728,210
Deferred revenue	1,475,671	300,071
Amounts collected in excess of pass-through costs incurred	2,104,522	1,574,407
Bank credit facility and current portion of long-term debt (note 10)	10,589,114	10,965,089

	35,188,574	51,567,777
Long-term debt (note 10)	3,413,697	963,076
Long-term portion of restructuring costs (note 15)	792,275	—
Shareholders’ equity:
Share capital (note 12)	54,339,390	54,883,305
Convertible debentures (note 11)	1,720,859	—
Retained earnings (deficit)	(47,629,529)	5,603,200
Cumulative translation adjustment	1,348,449	832,880

	9,779,169	61,319,385
Future operations (note 1 )
Commitments and contingencies (notes 3 and 16)
Subsequent events (note 19)
Reconciliation to United States generally accepted accounting principles (note 20)

	$49,173,715	$113,850,238

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Net revenue	$59,121,090	$82,785,541	$60,790,280
Operating expenses:
Salaries and benefits	45,096,981	53,653,694	35,132,814
General and administrative	11,669,901	17,373,429	12,953,898
Occupancy costs	4,728,817	4,754,875	2,552,854

	61,495,699	75,781,998	50,639,566

Earnings (loss) before depreciation, amortization of intangible asset, interest expense, unusual items, restructuring costs, income taxes, goodwill amortization and write-down	(2,374,609)	7,003,543	10,150,714
Depreciation	2,858,641	2,866,679	1,986,691
Amortization of intangible asset (note 9)	24,197	—	—
Interest expense	1,245,126	743,600	407,473

Earnings (loss) before unusual items, restructuring costs, income taxes, goodwill amortization and write-down	(6,502,573)	3,393,264	7,756,550
Unusual items (note 14)	750,648	1,917,334	—
Restructuring costs (note 15)	10,857,534	—	—

Earnings (loss) before income taxes, goodwill amortization and write-down	(18,110,755)	1,475,930	7,756,550
Income taxes (recovery), excluding the undernoted	(4,853,540)	1,259,731	3,252,354
Impact of tax rate changes	—	100,000	—

Earnings (loss) before goodwill amortization and write-down	(13,257,215)	116,199	4,504,196
Goodwill amortization, net of income tax recovery of $24,000 (2001 - $24,000; 2000 - $24,000)	2,187,509	3,011,571	1,593,769
Write-down of goodwill (note 8)	37,934,711	—	—

Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427

Earnings (loss) per share (notes 2(i) and 12(e)):
Basic	$(2.54)	$(0.14)	$0.15
Diluted	(2.54)	(0.14)	0.15
Earnings (loss) per share before goodwill amortization and write-down (notes 2(i) and 12(e)):
Basic	(0.63)	0.01	0.24
Diluted	(0.63)	0.01	0.23

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Retained earnings, beginning of year	$5,603,200	$8,403,367	$5,492,940
Gain on redemption of shares (note 12(c))	146,706	95,205	—
Net earnings (loss)	(53,379,435)	(2,895,372)	2,910,427

Retained earnings (deficit), end of year	$(47,629,529)	$5,603,200	$8,403,367

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from operating activities:
Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427
Items not involving cash:
Future income taxes	(1,780,072)	(567,441)	(285,344)
Depreciation	2,858,641	2,866,679	1,986,691
Amortization of intangible asset	24,197	—	—
Goodwill amortization	2,211,509	3,035,571	1,617,769
Write-down of goodwill	37,934,711	—	—
Amortization of deferred financing charges	96,263	65,936	9,990
Write-down of deferred financing charges	750,648	—	—
Convertible debentures accretion	133,870	—	—
Restructuring costs:
Write-down of capital assets	3,481,105	—	—
Other	52,500	—	—
Net change in non-cash working capital balances:
Restricted cash	(1,672,585)	297,962	—
Accounts receivable	6,757,260	7,389,275	1,823,856
Prepaid expenses	353,652	(174,654)	124,424
Accounts payable and accrued liabilities	(16,905,696)	12,440,922	(10,519,909)
Income taxes payable/recoverable	(2,606,457)	(1,145,133)	(787,622)
Deferred revenue	1,175,600	(758,380)	1,044,873
Amounts collected in excess of pass-through costs incurred	(175,514)	(777,930)	518,410
Other	(209,582)	159,003	(126,812)

Net cash provided by (used in) operating activities	(20,899,385)	19,936,438	(1,683,247)
Cash flows from financing activities:
Long-term debt borrowings	1,580,459	8,137,183	5,198,442
Long-term debt repayments	(2,539,248)	(8,097,536)	(5,497,140)
Issuance of common shares	—	383,670	10,939,807
Issuance of convertible debentures	3,800,000	—	—
Redemption of common shares	(628,083)	(1,295,475)	—
Reduction (increase) in restricted cash	—	394,625	(277,330)
Long-term portion of restructuring costs	792,275	—	—
Other	—	190,143	—

Net cash provided by (used in) financing activities	3,005,403	(287,390)	10,363,779

ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired (bank indebtedness assumed) of $919,201 (2001 - $214,179; 2000 - ($941,385))	(1,904,742)	(1,669,168)	(14,640,994)
Purchase of capital assets	(1,811,154)	(3,756,134)	(2,428,228)
Increase in other assets	—	—	(67,356)

Net cash used in investing activities	(3,715,896)	(5,425,302)	(17,136,578)
Change in cash balance due to foreign exchange	297,978	452,645	261,010

Increase (decrease) in cash	(21,311,900)	14,676,391	(8,195,036)
Cash, beginning of year	21,781,809	7,105,418	15,300,454

Cash, end of year	$469,909	$21,781,809	$7,105,418

Cash flows from operations per share (note 12(e)):
Basic	$(0.36)	$0.12	$0.33
Diluted	(0.36)	0.12	0.33

Supplemental cash flow information:
Interest paid	$643,926	$704,604	$407,474
Income taxes paid	581,077	3,407,801	3,489,185
Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	265,500	3,908,156	6,850,311
Capital assets acquired under capital leases	820,424	—	—

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

During the year, the Company entered into a Forebearance Agreement with the lenders, which requires the Company to make monthly principal payments from December 31, 2002 through to March 31, 2003 and repay the balance of the loan by April 30, 2003. Consequently, the loan is classified as a current liability and the working capital shortfall is approximately $7.7 million as at September 30, 2002.

The Company’s ability to repay its bank borrowings is dependent upon its ability to generate positive cash flow from operations, secure additional debt or equity financing under private placements, refinance or renegotiate its debt facility and/or sell all of, or a part of, its operating businesses. There can be no assurances that the Company will be successful in doing so. In the event the Company is unable to repay or refinance the bank loans from the above sources, then the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary.

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

Significant subsidiaries as at September 30, 2002 are as follows:

	%of	Jurisdiction of
Company	ownership	incorporation

Communique Incentives Inc.	100	Ontario
Hampel Stefanides, Inc.	100	Delaware
Devlin Multimedia Inc.	100	Ontario
Watt International Inc.	100	Ontario
Sage Information Consultants Inc.	100	Ontario
Gilchrist Brothers Limited	100	United Kingdom
International Design Group	100	Ontario
John Street Inc.	70	Ontario

(b)	Use of estimates:

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

2.	Significant accounting policies (continued):

(c)	Capital assets:

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Audiovisual equipment	Straight line	2 - 5 years
Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3 - 5 years

(d)	Revenue recognition:

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

3.	Acquisition of subsidiaries:

(a)	Effective October 1, 2001, the Company acquired 100% of the outstanding shares of Commodore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Under the terms of the acquisition, the initial purchase price consisted of $611,113 in cash consideration excluding acquisition costs. Of this cash consideration, $50,000 is included in accounts payable at September 30, 2002 and will be paid upon the receipt of income taxes recoverable as provided in the purchase agreement. Additional consideration, to a maximum of $475,000 cash, may be paid over a two-year period if certain performance milestones are achieved for the 12-month periods ending September 30, 2002 and 2003. For the twelve months ended September 30, 2002, an earn-out payment of $193,000 is owing and is included in accounts payable. As additional milestones are met, the amounts will be accounted for as additional goodwill.

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

In June 2001, the Company determined that additional consideration was payable based on Sage’s operating results for the 12 months ended May 31, 2001 and agreed to amend the terms of the purchase agreement with respect to the payment of the earn-out for this period. Under the amended terms, the Company agreed to pay $1,392,154 in cash consideration, rather than the issuance of cash and shares under the original terms. The excess of the cash consideration payable over the fair value of the cash and shares otherwise issuable amounted to $362,485 and is required to be expensed under generally accepted accounting principles. As a result, only $1,029,669 of the amount payable has been recorded as additional goodwill.

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

In December 2001, the Company determined that additional consideration was owing in the form of cash and shares, based on Hampel Stefanides’ operating results for the year ended September 30, 2001 and such amount has been recorded as at September 30, 2001. The aggregate consideration of $2,909,150 consists of cash consideration of $1,900,929, which is included in accounts payable and accrued liabilities, and the issuance of 466,769 common shares of the Company with a fair value of $1,008,221, which were included in share capital as at September 30, 2001 as shares to be issued (note 12(a)). Subsequent to September 30, 2001, 34,626 common shares related to the 2001 earn-out were not issued. Correspondingly, the share capital of the Company has been reduced by $34,626.

The Company has no remaining obligations under the earn-out agreement in connection with Hampel Stefanides.

The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net liabilities acquired on October 1, 1998 and consideration accounted for to date was as follows:

Non-cash working capital deficiency	$(6,171,687)
Capital assets	1,676,664
Restricted cash	765,600

Net liabilities	(3,729,423)
Consideration, less cash acquired, September 30, 1999	7,475,961
Additional consideration, September 30, 2000:
Cash	1,724,776
Issuance of 444,641 common shares	3,623,824
Additional consideration, September 30, 2001 :
Cash	1,900,929
Issuance of 466,769 common shares	1,008,221
Additional consideration, September 30, 2002:
Shares not issued relating to 2001 earn-out	(34,626)

Total consideration, less cash acquired, September 30, 2002	15,699,085

Purchase price and fair value of net liabilities acquired allocated to goodwill	$19,428,508

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

4.	Restricted cash:

Restricted cash includes a trust account established for Communique Incentives Inc. for customer deposits of $1,831,085 (2001 — $158,500).

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

Included in accounts receivable as at September 30, 2001 is a net balance of $321,893 owing from the former owner of Sage in respect of indemnified receivables, net of the earn-out payment owing by the Company (note 3(d)).

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

7.	Capital assets (continued):

		Accumulated
2001	Cost	depreciation	Net book value

Audiovisual equipment	$780,919	$750,126	$30,793
Computer equipment and software	10,704,399	7,575,183	3,129,216
Furniture and equipment	3,967,088	2,714,054	1,253,034
Leasehold improvements	9,700,446	3,209,833	6,490,613
Equipment under capital leases	1,393,849	763,769	630,080

	$26,546,701	$15,012,965	$11,533,736

8.	Goodwill:

		Accumulated	Net book
2002	Cost	amortization	value

Goodwill	$57,417,846	$46,103,563	$11,314,283

		Accumulated	Net book
2001	Cost	amortization	value

Goodwill	$55,644,858	$5,969,743	$49,675,115

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

9.	Other assets:

	2002	2001

Deferred financing charges	$—	$634,936
Non-compete agreement, net of accumulated amortization of $24,197 (note 3(a))	48,394	—
Other	68,255	46,451

	$116,649	$681,387

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

10.	Bank credit facility and other debt:

	2002	2001

Bank credit facility (a)	$9,838,192	$7,841,329
Promissory note, 8% per annum, repayable in five monthly instalments commencing June 30, 2002 (b)	295,615	2,689,781
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	553,992	625,382
Loan payable to landlord, 0.925% per annum, due December 1, 2002, repayable in monthly instalments of $6,728 principal and interest	20,185	100,925
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	251,444	357,016
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	37,001	—
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	38,337	—
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of $63,056 (£25,330) (2001 - $60,129 (£25,330)) principal and interest, due January 2003	64,123	284,507
Capital leases, 10.3% to 13. 9% over the lease period, repayable in quarterly instalments of $15,997 (£6,426) (2001 - $14,950 (£19,750)) principal and interest, due between March 2002 and April 2002	—	29,225
Capital leases, 10.2% to 14% over the lease period, repayable in monthly instalments of $33,136 principal and interest, due between January 2005 and February 2005	820,424	—
Convertible debentures (note 11)	2,083,498	—

	14,002,811	11,928,165
Less current portion	10,589,114	10,965,089

	$3,413,697	$963,076

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

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007. The debentures are convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consists of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitles the holder to purchase one common share (5.9 million common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital:

(a)	Authorized:

50,000,000 common shares without par value (2001 - 50,000,000; 2000 - 50,000,000)

Issued:

	2002		2001		2000

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	21,192,719	$54,883,305	21,098,222	$54,597,762	18,349,005	$35,613,907
Common shares issued for cash pursuant to:
Public offering	—	—	—	—	1,533,571	10,128,823
Stock options exercised	—	—	101,000	383,670	214,000	811,100
Acquisitions (note 3)	150,000	213,000	61,728	284,332	557,005	4,420,108
Repurchase of shares pursuant to share issuer bid	(299,400)	(774,789)	(535,000)	(1,390,680)	—	—
Shares issued to settle liability with landlord (note 15)	250,000	52,500	—	—	—	—

	21,293,319	54,374,016	20,725,950	53,875,084	20,653,581	50,973,938
Shares to be issued in respect of contingent consideration (note 3(e))	(34,626)	(34,626)	466,769	1,008,221	444,641	3,623,824

Balance, end of year	21,258,693	$54,339,390	21,192,719	$54,883,305	21,098,222	$54,597,762

(b)	Public offering:

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

12.	Share capital (continued):

(e)	Earnings (loss) and cash flows from operations per share:

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2002	2001	2000

Numerator:
Net earnings (loss)	$(53,379,435)	$(2,895,372)	$2,910,427

Denominator:
Denominator for basic net earnings (loss) per share -weighted average shares outstanding	20,998,397	21,160,616	19,156,626
Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	—	—	75
Shares issuable under stock options	—	—	516,263

Denominator for diluted net earnings (loss) per share	20,998,397	21,160,616	19,672,964

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

As the Company experienced a loss for the years ended September 30, 2002 and 2001, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share. Details of potential dilutive securities are as follows:

	2002	2001	2000

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	7,882,353	—	75
Shares issuable under stock options	3,199,000	2,679,500	2,340,500
Shares to be issued in respect of contingent consideration	—	1,772,241	2,172,246
Shares issuable upon conversion of convertible debentures	8,382,353	—	—

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

The income tax expense (recovery) attributable to income (loss) from continuing operations differs from the amounts computed by applying the Canadian statutory rates of 39.5% (2001 - 42.5%; 2000 - 44.1%) pretax income (loss) as a result of the following.

	2002		2001		2000

Income tax expense (recovery) at statutory rates	$(7,153,748)	(39.5)%	$627,270	42.5%	$3,420,638	44.1%
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	654,691	3.6%	100,000	6.8%	—	—
Expenses deducted in the accounts which have no corresponding deduction for income taxes	276,996	1.5%	665,323	45.1%	168,476	2.1%
Impact of different tax rate on earnings of foreign subsidiaries	(483,406)	(2.5)%	(185,524)	(12.6)%	(111,815)	(1.4)%
Change in valuation allowance	2,407,144	13.3%	—	—	—	—
Other	(555,217)	(3.1)%	152,662	10.4%	(224,945)	(2.9)%

	$(4,853,540)	(26.7)%	$1,359,731	92.2%	$3,252,354	41.9%

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

13.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2002 and 2001 are presented below:

	2002	2001

Future tax assets:
Capital assets	$1,263,019	$333,006
Share issuance costs	422,369	530,891
Non-capital losses expiring in 2009 (2001 - 2009)	3,890,104	712,000
Other	189,845	—

	5,765,337	1,575,897
Less valuation allowance	2,407,144	—

Net future tax assets	3,358,193	1,575,897
Future tax liabilities:
Goodwill	43,965	41,741

Total net future tax assets	3,314,228	1,534,156
Less current portion	855,000	712,000

	$2,459,228	$822,156

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

				Provision,
			Total	September 30,
	Cash	Non-cash	provision	2002

Severance	$3,268,261	$—	$3,268,261	$1,013,424
Write-down of capital assets	—	3,481,105	3,481,105	—
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196

Total restructuring charge	$7,323,929	$3,533,605	$10,857,534	$2,494,620

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

$24,543,358

Rent expense under operating leases for the year ended September 30, 2002 amounted to $2,041,417 (2001 - $1,980,592; 2000 - $1,680,822).

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

18.	Segmented information (continued):

(b)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2002	2001

Capital assets:
Canada	$5,363,424	$7,997,668
United States	261,566	1,316,098
United Kingdom and Continental Europe	2,211,738	2,219,970

	$7,836,728	$11,533,736

	2002	2001

Goodwill:
Canada	$3,087,766	$21,956,307
United States	—	19,706,227
United Kingdom and Continental Europe	8,226,517	8,012,581

	$11,314,283	$49,675,115

(c)	The Company’s external net revenue by type of service is as follows:

	2002	2001	2000

Net revenue:
Marketing	$12,428,558	$24,374,986	$28,772,421
Design	38,203,746	43,437,449	24,431,398
Technology	8,488,786	14,973,106	7,586,461

	$59,121,090	$82,785,541	$60,790,280

(d)	In 2002, the Company had three customers, which represented 19%, 12% and 12% of net revenue. In each of 2001 and 2000, the Company had two customers which represented 13.6% and 11.3% of net revenue, respectively.

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

	2002	2001	2000

	(Restated -
	note 20(l))
Net earnings (loss) based on Canadian GAAP	$(53,379,435)	$(2,895,372)	$2,910,427
Stock-based compensation expense (a)	—	(886,000)	—
Foreign currency contracts, net of income tax recovery of $35,703 (d)	49,303	(49,303)	—
Convertible debentures (e)	(46,100)	—	—

Net earnings (loss) based on U.S. GAAP	$(53,376,232)	$(3,830,675)	$2,910,427

Earnings (loss) per share:
Basic	$(2.54)	$(0.18)	$0.15
Diluted	(2.54)	(0.18)	0.15

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2002	2001

	(Restated -
	note 20(l))
Shareholders’ equity based on Canadian GAAP	$9,779,169	$61,319,385
Foreign currency contracts, net of income tax recovery of $35,703 (d)	—	(49,303)
Convertible debentures (e)	(578,603)	—

Shareholders’ equity based on U.S. GAAP	$9,200,566	$61,270,082

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

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	2002	2001	2000

	(Restated -
	note 20(l))
Net earnings (loss) in accordance with U.S. GAAP as reported	$(53,376,232)	$(3,830,675)	$2,910,427
Pro forma net earnings (loss)	(54,353,655)	(4,719,780)	1,853,385

Pro forma basic earnings (loss) per share	$(2.59)	$(0.22)	$0.10
Pro forma diluted earnings (loss) per share	(2.59)	(0.22)	0.09

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

The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2002 was $0.16 per share (2001 - $2.39; 2000 -$3.07).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	4.00%	4.70%	4.70%
Dividend yield	—	—	—
Volatility factor of the future expected market price of the Company’s common shares	76%	65%	60%
Weighted average expected life of the options	1.36 years	2.33 years	2.56 years

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

Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common share portion of the conversion price is considered a beneficial conversion feature. For the two debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as interest expense over the minimum period to the earliest redemption date. Although the debentures have a five-year life, the holder has the option to demand repayment at the second anniversary date, therefore such amount must be expensed over the two-year term. Accordingly, $168,541 is recorded as interest expense under U.S. GAAP. Under U.S. GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. Accordingly, deferred financing fees under U.S. GAAP would be $129,513 higher, for which $11,429 would be amortized in the current period.

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

The Company’s comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account in respect of foreign operations as follows:

	2002	2001	2000

	(Restated -
	note 20(l))
Net earnings (loss) for the year in accordance with U.S. GAAP	$(53,376,232)	$(3,830,675)	$2,910,427
Change in cumulative translation adjustment account	515,569	1,147,208	180,516

	$(52,860,663)	$(2,683,467)	$3,090,943

(g)	Reduction of capital:

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

U.S. GAAP and the United States Securities and Exchange Commission require the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

(i)	The allowance for doubtful accounts as at September 30, 2002 was $226,037 (2001 - $1,432,668).

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

ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended September 30, 2002, 2001 and 2000

20.	Reconciliation to United States generally accepted accounting principles (continued):

(l)	Restatement:

Shareholders’ equity and net loss for the year based on U.S. GAAP as at, and for the year ended September 30, 2002 differ from the amounts previously reported as the Company previously expensed the beneficial conversion associated with its convertible debentures, as described in note 20(e), totalling $1,188,356, immediately. However, this amount should have been amortized over the two-year term of the debentures which would reduce the charge in 2002 to $168,541, resulting in a decrease to net loss for the year based on U.S. GAAP of $1,019,815. The effect of this restatement to basic and diluted loss per share for the year ended September 30, 2002 was as follows:

U.S. GAAP basic loss per share:
As previously reported	$(2.59)
Restated	(2.54)
U.S. GAAP diluted loss per share:
As previously reported	$(2.59)
Restated	(2.54)