Form 20-F
period 2003-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2004-02-18
CIK 1031516

As filed with the Securities and Exchange Commission on February 17, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2003

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2003 there were 31,047,027 common shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☒   NO ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:   Item 17 ☒   Item 18 ☐

TABLE OF CONTENTS

PART I
Item 1	Identity of Directors, Senior Management and Advisers
Item 2	Offer Statistics and Expected Timetable
Item 3	Key Information
Item 4	Information on the Company
Item 5	Operating and Financial Review and Prospects
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Item 10	Additional Information
Item 11	Quantitative and Qualitative Disclosures About Market Risk
Item 12	Description of Securities Other than Equity Securities
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15	Controls and Procedures
Item 16	Reserved
PART III
Item 17	Financial Statements
Item 18	Financial Statements
Item 19	Exhibits
Signatures
Certifications

Item 1.	PART I

Item 1.	IDENTIFY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLES

Not applicable

Item 3.	KEY INFORMATION

A.	Selected Financial Data

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

	Fiscal Years Ended September 30,

	2003[2]	2002[3]	2001[4]	2000[5]	1999[6]

		(all amounts in thousands, except per share data)
Statement of Operations Data:
Net Revenue	$42,427	$59,121	$82,786	$60,790	$41,787
Earnings (loss) before unusual items, gain on closure of subsidiaries, restructuring costs, income taxes, goodwill amortization and write-down	18	(6,503)	3,393	7,757	5,490
Net Earnings[7]	2,539	(53,379)	(2,895)	2,910	2,877
Net Earnings Per Share[7] Basic	$0.12	($2.54)	($0.14)	$0.15	$0.20
Net Earnings Per Share[7] Diluted	$0.09	($2.54)	($0.14)	$0.15	$0.20

1	The financial statements of Envoy are prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differs in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP is set forth in Note 22 to the Notes to the audited Financial Statements of Envoy. The following would be the adjustments to the information provided above as an increase (decrease) to: Net Revenue – 2003 ($3,387), 2002 ($15,825), 2001 ($34,683); Earnings (loss) before unusual items, gain on closure of subsidiaries, restructuring costs, income taxes, goodwill amortization and write-down – 2003 ($1,508), 2002 $1,554, 2001 ($6,676); Net earnings – 2003 $67, 2002 $3, 2001 ($935); Net Earnings per share – basic – 2003 $nil, 2002 $nil, 2001 ($0.04); Net earnings per share - diluted – 2003 $0.03, 2002 $nil, 2001 ($0.04).

	Fiscal Years Ended September 30,

	2003	2002	2001	2000	1999

		(all amounts in thousands)
Balance Sheet Data:
Current Assets	$18,228	$27,447	$51,138	$43,337	$44,521
Total Assets	37,351	49,174	113,850	102,308	75,748
Total Debt[8]	11,425	14,003	11,928	10,832	3,978
Shareholders’ Equity[9]	12,359	9,779	61,319	62,687	40,612
Retained Earnings[10]	(45,091)	(47,630)	5,603	8,403	5,493

2	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2003 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.3425 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2448 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of US activities is $1.00 U.S. to $1.4635 Cdn. and with respect to the Balance Sheet Data of US activities is $1.00 U.S. to $1.3499 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc. “Sage”, Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 14 and 15 to the consolidated financial statements.

3	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2002 of Gilchrist is £1.00 to $2.3119 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.4894 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5731 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5872 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affects the comparability of the information in the Selected Financial Data.

4	The Statement of Operations Data for the year ended September 30, 2001 includes the results of operations of The International Design Group (“IDG”), acquired effective as of January 1, 2001, for the nine month period from January 1, 2001 to September 30, 2001. See Item 4 “Information on the Company” for a description of this acquisition. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.2122 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.3264 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5785 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5352 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

5	The Statement of Operations Data for the year ended September 30, 2000 includes the results of operations of Sage, acquired effective as of June 1, 2000, for the four month period from June 1, 2000 to September 30, 2000, and the results of operations of Gilchrist, acquired effective as of July 1, 2000, for the three month period from July 1, 2000 to September 30, 2000. See Item 4 “Information on the Company” for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.1885 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2163 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.4722 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5035 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

6	The Statement of Operations Data for the year ended September 30, 1999 includes the results of operations of Hampel acquired effective as of October 1, 1998, for the entire twelve month period, the results of operations of Devlin acquired effective as of January 1, 1999 for the nine month period from January 1, 1999 to September 30, 1999, and the results of operations of Watt International, acquired effective as of May 1, 1999, for the five month period from May 1, 1999 to September 30, 1999. See Item 4 “Information on the Company” for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5029 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.4674 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

7	As reflected in Note 22 to the Notes to the audited Financial Statements of Envoy, the net loss from operations for the years ended September 30, 2003, 2002 and 2001 were ($1,521), ($53,376) and ($3,831) respectively under U.S. GAAP. The net earnings (loss) for the years ended September 30, 2003, 2002 and 2001 was $2,606, ($53,376), and ($3,831) respectively under U.S. GAAP. The diluted net earnings (loss) per share for the years ended September 30, 2003, 2002 and 2001 was $0.12, ($2.54) and ($0.18), respectively under U.S. GAAP.

8	Total debt includes both the current and long term portion of debt.

9	As reflected in Note 22 to the Notes to the audited Financial Statements of Envoy the shareholders’ equity as at September 30, 2003 and 2002 was $11,765 and $9,201, respectively under U.S. GAAP.

10	Retained earnings as of September 30, 2003, 2002, 2001, and 2000 excludes the cumulative foreign currency translation adjustment of ($236), $1,348, $833 and ($314), respectively. See Note 2(f) to the Notes to the audited Financial Statements of Envoy.

     Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future.

Exchange Rates

     On February 17, 2004, the noon buying rate for Canadian dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to 1.3102 Cdn. The following table sets forth for the periods indicated certain information regarding the exchange rate into U.S. currency of Canadian dollars. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Fiscal Year Ended September 30,

	2003	2002	2001	2000	1999

Average*	$1.4553	$1.5731	$1.5353	$1.4724	$1.5033

*	The average rate means the average of the exchange rates on the last day of each month during the fiscal period.

	For the month ending

	January 2004	December 2003	November 2003	October 2003	September 2003	August 2003

High	$1.3300	$1.3373	$1.3385	$1.3451	$1.3918	$1.4072
Low	1.2712	1.2943	1.2991	1.3040	1.3470	1.3795

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk factors

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

     General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets.

     Interest rate risk Envoy’s debt under its lending facilities is described in Note 10 to the Financial Statements. Our credit facility bears interest that is calculated at variable rates. As a result we are vulnerable to changes in interest rates. At September 30, 2003 the effective interest rate on our facility was 8.0%, compared to 8.50% at September 30, 2002.

     Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk.

     Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.

     Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2003, Envoy had one customer, who represented 8% of accounts receivable and one customer who represented 11% of accounts receivable as at September 30, 2002.

     Envoy’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2003 for each of Envoy’s clients that accounted for 10% or more of its net revenue and for Envoy’s five largest clients combined:

Fiscal Year Ended
Client	September 30, 2003

ASDA Stores Limited	25.5%
Safeway Brands Inc.	15.9%
Wal-Mart Stores Inc.	11.7%
Five largest clients combined	58.6%

     Although Envoy has over 75 clients, a relatively small number contribute a significant percentage of Envoy’ consolidated net revenue. For the year ended September 30, 2003, the Company’s top three clients accounted for over 50% of its consolidated net revenue. As Envoy’s relationships with these clients have been long-standing ones, the Company expects reliance on such clients to continue into the future. The failure to achieve continued design wins from one or more of these clients without adding new sources of net revenue could have an adverse effect on Envoy’s financial results.

     There can be no assurance that Envoy will be able to maintain its historical rate of growth or its current level of revenue derived from any client in the future.

     Contract Risk The realization of expected revenues from certain agreements of the Company depends on the ability of Envoy to make satisfactory proposals to its clients. Expected revenues may be delayed if proposals are not submitted or accepted in the anticipated timeframe or may not be realized at all if proposals are ultimately not accepted.

Item 4. INFORMATION ON THE COMPANY

     The following Information on the Company contains forward-looking statements, which involve risks and uncertainties. Envoy’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Item 3—Risk Factors” and elsewhere in this Form 20-F.

ENVOY COMMUNICATIONS GROUP INC.

     General

     Envoy (or “the Company”) is a marketing and international consumer and retail branding company with offices throughout North America and Europe. Combining strategy, creativity and innovation, Envoy’s interconnected network of companies delivers business-building solutions to over 200 leading global brands and has successfully completed assignments in more than 40 countries around the world.

     Envoy conducts its branding services through its wholly-owned subsidiaries, Watt International Inc. and Watt Gilchrist Limited (collectively, “Watt”), which together form one of the world’s largest brand strategy and design consultancies. With seven offices located throughout North America, the United Kingdom and Continental Europe, Watt’s clients include The Great Atlantic & Pacific Tea Company (“A&P”), Asda Stores Ltd., Carulla Vivero S.A., Cencosud S.A, Cott Beverages Ltd., Famous Players Ltd., Giant Food Inc., Gigante, S.A. de C.V., Immobilaria Las Verbenas S.A., Longs Drug Store Corporation, Kraft Foods Inc., Next plc, Safeway Brands Inc., Shaws Supermarkets, Inc., Sobeys Inc., Smart & Final Stores Corporation and Wal-Mart Stores Inc.

     Envoy provides advertising and communications services through a 70% owned subsidiary, John Street Inc. Clients of John Street include Harvey’s (a division of Cara Operations Limited), Scott Paper Ltd., Tetley Canada, Moore’s, Fuji Photo Film Canada Inc., The Family Channel Inc. and Viewer’s Choice.

     In 2003 three customers accounted for 25.5%, 15.9% and 11.7% respectively of net revenue. In 2002, three customers accounted for 18.9%, 12.9% and 12.7% of net revenue. In both years, no other customers accounted for more than 10% of net revenue.

     Watt International Inc. and John Street Inc. each subsist under the laws of the Province of Ontario and Watt Gilchrist Limited subsists under the laws of the United Kingdom.

     The principal place of business of Envoy is located at 172 John Street, Toronto, Canada M5T 1X5. Envoy may be reached by telephone: (416) 593-1212 facsimile: (416) 593-4434. Envoy’s website is www.envoy.to. Information contained in our website does not constitute a part of this Form 20-F.

A. History and Development of the Company

     Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since December 1997 Envoy has shifted the nature of its business to providing marketing, communications and consumer and retail branding services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material acquisitions by Envoy are described below.

     Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. (“Promanad”), an advertising, public relations and corporate identity agency. Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides Inc., effective as of October 1, 1998.

     Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc., a Toronto-based website design and development company.

     Effective as of May 1, 1999, Envoy acquired Watt International Inc. (“Watt International”), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. (“Watt Design”), a Toronto-based provider of design, packaging, retail environments and marketing identity services to retailers. Envoy expanded its geographical reach into the United Kingdom and the continental Europe marketplace through its acquisition of Gilchrist Brothers Limited (“Gilchrist”), a United Kingdom based digital imaging and design firm, effective as of July 1, 2000. Effective as of January 1, 2001, Envoy acquired The International Design Group (Canada) Inc., a Toronto-based retail planning and design firm. IDG was amalgamated with Watt International effective September 30, 2001. Watt International, Gilchrist and IDG are referred to collectively as (“Watt”).

     Effective as of June 1, 2000, Envoy acquired Sage Information Consultants Inc., a digital professional service firm operating in the United States and Canada.

     During July 2001, Envoy launched John Street Inc. a Toronto based advertising and Communications initiative to replace the advertising business previously conducted by the Communiqué Group Inc. Envoy owns 70% of John Street Inc., and the shares held by the minority shareholders are mandatorily redeemable by Envoy at September 30, 2004 for cash consideration. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain future performance milestones.

     Effective October 1, 2001, Envoy acquired 100% of the outstanding shares of Commordore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Commodore was amalgamated with Communique Incentives Inc. on acquisition.

     On October 30, 2002, the assets of Devlin were sold to management of the company.

     On November 11, 2002, the operations of Sage were shut down and the assets of Sage were liquidated.

     On February 7, 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of this company. Following the liquidation of the assets, the shares of Hampel were sold for nominal consideration.

B. Business Overview

Services in the Envoy Group include:

     Consumer and retail branding – Watt International, a wholly owned subsidiary of Envoy, that management believes to be one of the world’s leading brand strategy and design consultancies provides the following services: strategic brand consulting, corporate identity and communications, retail branding and store design, and package design. Watt also provides brand management, pre-press and film through Watt Gilchrist, a sister company with more than 100 years of experience.

     Marketing — John St. Inc., a 70% owned subsidiary of Envoy provides advertising and communications services that include creative concept development, strategic planning and consulting, advertising production, media planning and purchasing.

     Net revenue by type of service for the last three fiscal years are as follows: (all amounts in thousands)

Net revenue:	Fiscal 2003	Fiscal 2002	Fiscal 2001

Marketing	$7,822	$12,428	$24,375
Consumer and retail branding	34,313	38,204	43,437
Technology	292	8,489	14,973

	$42,427	$59,121	$82,785

     Net revenue by geographic region, based on the region the customer is located, is as follows: (all amounts in thousands)

Net revenue:	Fiscal 2003	Fiscal 2002	Fiscal 2001

Canada	$6,967	$15,983	$21,826
United States	18,185	27,708	40,970
United Kingdom and Continental Europe	17,275	15,430	19,989

	$42,427	$59,121	$82,785

Our Strategic Direction

     Over the past year Envoy has divested its technology services and remains focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

     In November 2003, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of our new client acquisition strategy.

     Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

     In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, and which management believes will ensure at least a 20 percent increase in speed-to-market.

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

     In November 2003, Envoy announced its intention to embark on a strategic M&A expansion plan to further enhance its leadership position in both North America and Europe, and has hired Jefferies & Company, Inc. to advise it on acquisition opportunities.

     On February 10, 2004 Envoy announced that it has entered into an underwriting commitment with Canaccord Capital Corporation (“Canaccord”) under which Canaccord has agreed to buy from Envoy and sell to the public 26,315,800 Units (the “Units”) at C$1.33 per Unit, each Unit consisting of one common share of Envoy (the “Common Shares”) and one half of one transferable common share purchase warrant (the “Warrants”). Each whole Warrant will entitle the holder to purchase one Common Share at a price of C$1.80 per Common Share for a period of five years from the closing of the transaction.

     The Units will be offered under Envoy’s final short form prospectus dated February 13, 2004. The sale of the 26,315,800 Units will result in Envoy receiving gross proceeds of approximately Cdn. $35 million. Envoy has also granted to Canaccord an over-allotment option to purchase an additional 3,947,370 Units at Cdn. $1.33 per Unit for a period of 60 days from the closing of the offering, which is expected to occur on or about February 20, 2004.

     Management believes the offering will enable Envoy to achieve two important goals. In addition to allowing Envoy to eliminate its debt, the size of this offering will permit Envoy to engage in a meaningful M&A program.

     Industry Overview

Consumer and Retail Branding

     In all areas of marketing and product design, we believe that companies are looking to extend their customer relationships and influence consumer behavior. Consumer and retail branding services encompass the entire customer experience, from product packaging to the retail environment, and are a key component of a company’s marketing communications strategy.

     The consumer and retail branding services sector is rapidly evolving into a global marketplace, as companies are increasingly looking for expertise in the development and maintenance of their brands on a global basis. Companies are looking to firms that can deliver a consistent message to consumers through packaging and retail design, regardless of geography.

     Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

     This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities — from overall brand strategy to store design to private label program development — with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy has made a series of announcements subsequent to the 2003 fiscal year-end that highlight the significant opportunities we are pursuing.

Advertising Market

     In this environment we are seeing a shift in the market with larger clients tapping into the creative and strategic resources of smaller, more entrepreneurial shops where clients work directly with the firm’s senior management. Not only are large Canadian clients assigning work to Canadian boutiques, but US clients are also looking north of the border for a full range of agency services

Government Regulations

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

C. Organizational Structure

     Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

Company	% of Ownership	Jurisdiction of Incorporation

Communiqué Incentives Inc.	100	Ontario
Watt International Inc.	100	Ontario
Watt Gilchrist Limited	100	United Kingdom
John Street Inc.	70	Ontario

D. Property, Plants and Equipment

     We currently operate offices in the following cities: Toronto, Canada, London, UK, Leeds, UK, San Francisco, USA, Strassbourg, France, and Bentonville, USA. The terms of our principal leases are as follows:

     Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. In addition to Envoy, Watt IDG, a division of Watt International, and John Street Inc. are also located at these premises. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $135,000 Cdn. with rent increases each year of the lease term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 Cdn. as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2003 was $481,297 Cdn.

     Until January 2003, Envoy’s principal executive offices consisted of a five-story office building of approximately 35,000 square feet located at 26-28 Duncan Street, Toronto, Ontario, Canada. In January 2003, Envoy exited the Duncan Street facility after negotiating a release of the term of the lease extension. Envoy had no further obligation to the landlord beyond February 1, 2003.

     In October 2002 Envoy sold the assets of Devlin to management of the subsidiary. The new company formed to acquire Devlin has been assigned all future obligations for all leases formerly held by Devlin.

     In 2003 when the Hampel business was closed down, Envoy negotiated a settlement with the landlord agreeing to make 22 monthly payments of $33,316 (U.S) commencing on March 1, 2003, and a final payment of $150,000.00 (U.S.) in February 2005. The payments are secured by a letter of credit in the amount of $250,000 (U.S.) in favour of the landlord. During 2002 Envoy negotiated the exit of approximately 18,000 square feet of office space located on the 12th floor of 111 Fifth Avenue, New York, New York. Under the terms of the lease settlement agreement Envoy agreed to pay the landlord on September 30, 2002 $500,000 (U.S.) cash, issued 250,000 common shares of Envoy at a price of $.50 (U.S.) per share and agreed to make 22 additional monthly payments of $36,638 (U.S.) commencing October 1, 2002. The payments are secured by a letter of credit in the amount of $250,000 (U.S.) in favour of the landlord. The total expense relating to the 12th floor termination agreement has been reflected as restructuring costs in fiscal 2002.

     The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $243,318 Cdn. that expires in March 2010.

     The offices of Envoy’s wholly-owned subsidiary, Gilchrist, consist of an industrial building of approximately 72,000 square feet located on Ring Road, West Park, Leeds, West Yorkshire, England. The premises are leased pursuant to a lease with a current annual rent of £150,000, which expires in October 2006. Gilchrist has additional office space of approximately 950 square feet located at 12 Great Newport Street, London, England. The premises are leased pursuant to a lease with a current annual rent of £57,000, which expires in August 2005.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of Envoy and notes relating thereto included elsewhere in this Form 20-F. The information contained in this Item# 5 refers to financial statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 22 to the Notes to the audited Financial Statements of Envoy. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

     The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements contained in the following discussion. Statements in this Form 20-F concerning Envoy’s outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses or other financial items and statements made with respect to any future events, conditions, performance or other matters are “forward looking statements” as that term is defined under the U.S. federal securities laws. Forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, (i) the uncertain acceptance of the Internet and Envoy’s Internet and other technology, (ii) there can be no assurance that Envoy will continue to be able to grow profitably or manage its growth, (iii) risks associated with acquisitions, (iv) risks associated with competition, (v) that Envoy’s quarterly operating results have fluctuated in the past and are expected to fluctuate in the future, and (vi) that the loss of services of certain key individuals could have a material adverse effect on Envoy’s business, financial condition or operating results.

Overview

     Net Revenue. (Referred to as “gross margin” in fiscal 1999 and prior) The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

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

     Operating Expenses. Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

     Tax Matters. With respect to Envoy’s 2003 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $12.7 million in loss carry forwards. Details on income taxes are set forth in Note 13 to the Notes to the audited consolidated Financial Statements of Envoy.

A.   Operating Results

     Envoy’s 2003 results improved significantly compared to the previous year, reflecting management’s execution of the fiscal 2002 restructuring plan to more closely align costs with projected revenue, to divest of non-core assets, to reduce bank indebtedness and to focus resources on our consumer and retail branding businesses.

     During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real-estate lease commitments associated with our New York Agency. The cost associated with this termination of the real estate has been fully expensed in the Financial Statements. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

     As a result of our restructuring efforts and closure of unprofitable businesses, our salaries and benefits and occupancy costs have decreased significantly.

     Our salaries decreased to $28.0 million from $45.1 million or 38% from the previous year. As we stated in the second quarter, our goal was to improve our labour to net revenue ratio to 62% from 72% in the second half of fiscal 2003. We achieved our goal, as our labour to net revenue ratio was 62% for the 4th quarter and was approximately 60% for the second half of fiscal 2003. We expect our labour to net revenue ratio for fiscal 2004 to continue at these levels.

     Our occupancy costs have decreased to $3.3 million from $4.7 million or 31% from the previous year. As we stated in the second quarter of fiscal 2003, we estimated that our occupancy to net revenue ratio would improve from 9% in the second quarter of fiscal 2003 to 6.5% in the second half of fiscal 2003. We achieved an occupancy to net revenue ratio of 6.2% for the 3rd quarter and 6.3% for the 4th quarter of fiscal 2003. We expect our occupancy to net revenue ratio to continue to improve and be in the 5.7% range in fiscal 2004.

     In April 2003, we normalized our banking arrangements with our bankers, The Toronto-Dominion Bank and Fleet Bank. The new credit agreement with our bankers provides for a demand operating line of credit of up to $7.0 million. In order to obtain the new credit facility, we reduced our level of bank borrowings by issuing $2.0 million of convertible debentures that mature during the 2nd quarter of 2008, and renegotiated the terms of our existing debentures. Costs associated with the new credit agreement have been charged to interest expense. By September 30, 2003, we had reduced our total outstanding debt to $11.4 million from $14.0 million at the end of fiscal 2002.

     Management continues to focus on our core strength, consumer and retail branding. In the 4th quarter of fiscal 2003, Watt represented 87% of our business. In the third quarter of fiscal 2003, Watt signed new client contracts valued at more than $12.0 million over a three to four year period. This new business will begin positively impacting our revenue in the second half of fiscal 2004.

     Net revenue for the year ended September 30, 2003 was $42.4 million, which included net revenue of $3.4 million from subsidiaries disposed of or shut down during the year. At June 30, 2003 we had estimated that our net revenue for the 4th quarter would be consistent with our 3rd quarter in the range of $11.0 million. The actual net revenue for the 4th quarter was $10.8 million. Net revenue in the second half of fiscal 2003 increased 2.5% over the net revenue in the first half of fiscal 2003, slightly lower than our expected growth of 3.5%. This lower than anticipated growth is due to a number of factors, including slower than anticipated start up of our new Watt division (providing reprographic services in Canada), and the significant declines in the travel business impacting the operations of our corporate events subsidiary.

     As a result of the operational changes and financial changes discussed above, management believes the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2004 to be stronger than the first half of fiscal 2004, reflecting the seasonal patterns in our business.

Fiscal Year Ended September 30, 2003 compared to Fiscal Year Ended September 30, 2002

     Net revenue for the twelve months ended September 30, 2003 was $42.4 million, compared to $59.1 million for the twelve months ended September 30, 2002, a decrease of $16.7 million or 28%.

     Revenue Mix by type of service and by client location:

	Net Revenue (in millions)
By Type of Service	2003	% of total	2002	% of total	2001	% of total

Marketing	$7.8	18%	$12.4	21%	$24.4	29%
Consumer and retail branding	34.3	81%	38.2	65%	43.4	52%
Technology	0.3	1%	8.5	14%	15.0	19%

	$42.4	100%	$59.1	100%	$82.8	100%

By Client Location	2003	% of total	2002	% of total	2001	% of total

Canada	$7.0	17%	$16.0	27%	$21.8	26%
United States	18.2	43%	27.7	47%	41.0	50%
Europe *	17.2	40%	15.4	26%	20.0	24%

	$42.4	100%	$59.1	100%	$82.8	100%

*	Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Approximately $8.2 million of the decrease in revenue in fiscal 2003 compared to fiscal 2002 is related to a decline in revenue from our technology business. In the first quarter of fiscal 2003, the assets of our technology company, Devlin Multimedia Inc. (“Devlin”), were sold and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

Net revenue from marketing has decreased by approximately $4.6 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 14 to the Financial Statements). The $5.0 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $1.1 million. The decrease in revenue was also a result of a decrease in our corporate event business of $0.7 million, due to a decline in travel as a result of a number of factors, including the Iraq war, SARS and the slowdown in the North American economy. Based on our revenue forecast, we expect this trend in corporate events revenue to continue in the first quarter of fiscal 2004.

Net revenue from consumer and retail branding services decreased approximately $3.9 million, from $38.2 million to $34.3 million, a decline of 10%. Approximately $1.9 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. Although net revenue in fiscal 2003 from our consumer and retail branding services are lower than last year, there have been significant new business wins over the second half of fiscal 2003. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs. Therefore, revenue from these sources should improve in the coming year.

Net revenue by customer location:

Net revenue from Canada decreased approximately $9.0 million, from $16.0 million in fiscal 2002 to $7.0 million in fiscal 2003, a decline of 56%. Approximately, $8.2 million of that was due to the restructuring of business in 2002, the shutdown of Sage and the sale of the assets of Devlin in 2003. Net revenue from the US has decreased approximately $9.5 million. Approximately $5.0 of the decline is due to the closure of our New York Agency, the US revenue related to our shutdown of Sage and the closure of the Boston and New York consumer and retail branding part of the business. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $1.8 million during fiscal 2003. We expect continued growth and improvement from Europe in fiscal 2004.

Our three largest clients in fiscal 2003 accounted for 54% of our net revenue for the current period, while our three largest clients in fiscal 2002 accounted for 43% of our net revenue. In fiscal 2003, one client accounted for 26% of our net revenue compared to fiscal 2002 when there were no clients that accounted for more than 20% of net revenue.

Operating Expenses Operating expenses decreased by 39% to $37.3 million for fiscal 2003 from $61.5 million in fiscal 2002. The primary reasons for the decrease in operating expenses were a decrease in salaries and benefits of $17.1 million, or 38%, and a decrease in general and administrative expenses of $5.7 million, or 49%, which included the recognition of deferred foreign exchange gains of $0.8 million from the closure of our New York Agency. Occupancy costs decreased from $4.7 million to $3.3 million, a decline of $1.4 million, or 31%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the closure of our New York Agency and Sage, the sale of Devlin, the continued effort by management to reduce costs by reducing or eliminating leased office space in Toronto and New York and general reductions in staffing levels.

Salaries and benefits expenses for fiscal 2003 were $28.0 million, compared to $45.1 million for fiscal 2002, a decrease of $17.1 million or 38%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

General and administrative expenses for fiscal 2003 were $6.0 million, compared to $11.7 million for the previous year. This represents a decrease of $5.7 million, or 49%. Included in general and administrative expenses for fiscal 2003 is a foreign exchange gain of $0.3 million. This gain consists of a foreign exchange loss from operations of ($0.5) million and the recognition of deferred foreign exchange gains of $0.8 million from the closure of our New York Agency, details of which are provided in Note 14 to the Financial Statements (also see Note 22 (e) for U.S. accounting for the foreign exchange). Excluding the foreign exchange gain related to the closure of our New York Agency, general and administrative expenses declined by 42%. This decline reflects the significant efforts we have been making to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies. In addition to the cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for fiscal 2003 were $3.3 million, compared to $4.7 million for fiscal 2002. This decrease of $1.4 million is a result of the termination of office space obligations in both New York and Toronto, our restructuring initiative in fiscal 2002, and the shutdown of our New York Agency. We expect our annual occupancy expense going forward to be approximately $2.8 million as the effect of our reductions impacts the full fiscal period.

Depreciation expense Depreciation expense for fiscal 2003 decreased to $2.4 from $2.9 million in fiscal 2002, due to the closure of the subsidiaries discussed earlier.

Interest expense Interest charges for the year ended September 30, 2003 were $2.7 million, compared to $1.2 million for the previous fiscal year. As described in Note 10 to the Financial Statements, the increase in interest expense is due to a number of factors as indicated below.

We issued $1.8 million of convertible debentures in April 2002, $2.0 million of convertible debentures in September 2002 and $2.0 million of convertible debentures in April 2003. The proceeds of the convertible debentures were used to help fund our restructuring costs and to pay down our outstanding bank facility. The convertible debentures carry interest at the rate of 10%, and an imputed, non-cash interest expense, details of which are explained in Note 11. During fiscal 2003, the imputed interest amounted to $0.7 million, compared to $0.1 million in fiscal 2002. We also had expenses relating to our new credit facility of $0.5 million in fiscal 2003, compared to $0.4 million in fiscal 2002. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 8% by the end of fiscal 2003. During fiscal 2003, convertible debentures totaling $1.4 million were converted. Subsequent to the year-end all outstanding convertible debentures were converted to common shares of Envoy.

As a result of the above, we expect that our annual interest expense will decrease significantly by approximately $1.5 million in fiscal 2004. Most of the decrease will be realized in the third and fourth quarters of fiscal 2004.

Unusual Item During fiscal 2002, as a result of changes in the banking loan arrangements, Envoy was no longer allowed to fully utilize its $40 million line of credit and repayment terms were accelerated. Accordingly, the remaining unamortized portion of deferred financing charges, totaling $0.8 million, was written off. In fiscal 2003, all charges on the credit facility were expensed as part of interest expense and financing costs.

Restructuring During fiscal 2002, management implemented a restructuring plan, downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, Envoy recorded a restructuring expense of $10.9 million in fiscal 2002. The restructuring included a reduction of 156 people, as well as the abandonment of 18,000 square feet of leased office space in New York City and 35,000 square feet of leased office space in Toronto. The annual expense savings in salaries, benefits and occupancy costs associated with the restructuring was approximately $17.2 million. During fiscal 2003, a recovery of $0.3 million of restructuring costs was recorded.

Gain on Closure of Subsidiaries During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As Envoy’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of Envoy’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. Following the liquidation of the assets, the shares of Hampel were sold for nominal consideration. As Envoy has no obligation to pay the creditors of Hampel, the consolidated accounts of Envoy reflect a gain on the shutdown of Hampel. We also successfully terminated the real-estate lease commitments associated with Hampel. The cost associated with the termination of this real estate has been fully expensed in the Financial Statements. Further details are provided in Note 14 to the Financial Statements. In the first quarter, we discontinued our technology operations by disposing of Devlin, and shutting down Sage.

As a result of the above, we experienced a gain on closure of subsidiaries of $2.5 million. Further detail is provided in Note 15 to the Financial Statements. Also see Note 22 to the Financial Statements for U.S. accounting.

Income taxes In 2003, our effective income tax rate, as a percentage of pretax earnings before goodwill write-down and amortization, was 8.9% compared to the 2002 recovery rate of (26.7%). The difference relates primarily to Envoy having a pretax loss in fiscal 2002, compared to a pretax profit in fiscal 2003. Details are provided in Note 2(g) and Note 13 to the Financial Statements.

The major components of the 2003 income tax adjustments from the statutory rates were items that were not taxable (or tax deductible) including the gain on disposal of subsidiaries, differences in tax rates for income earned by subsidiaries in both the UK and USA, and an increase in the valuation allowance in Canada.

Envoy currently has recorded a substantial valuation allowance for losses generated in Canadian companies that are not expected to be fully utilizable against future income. Canada does not have a consolidated tax filing process like the USA, and as such, losses that exist must be applied only against income of that company. Where the losses are not expected to be available to offset future income, the full value of these losses have not been recorded.

Goodwill In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. As a result, there was no amortization of goodwill during fiscal 2003. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001. Goodwill amortized in fiscal 2002 was $2.2 million.

During fiscal 2002, Envoy performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed, because a number of factors indicated that impairment had arisen. Accordingly, Envoy recorded a write-down of $37.9 million in fiscal 2002, primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel. See Note 8 to the Financial Statements. At September 30, 2003, Envoy determined that no further charge for goodwill impairment was required.

Net Earnings (loss) Envoy earned net income of $2.5 million in fiscal 2003, compared to a loss of ($53.4) million in fiscal 2002. Included in the loss for fiscal 2002 is a writedown of goodwill in the amount of ($37.9) million, and an amortization of goodwill of ($2.2) million. The loss in fiscal 2002 before the goodwill writedown and amortization was ($13.3) million.

Fiscal Year Ended September 30, 2002 compared to Fiscal Year Ended September 30, 2001

     Net revenue decreased by 29%, to $59.1 million in the fiscal year ended September 30, 2002, from $82.8 million in the fiscal year ended September 30, 2001. This decrease resulted from a combination of general economic slowdown in the North American and U.K. marketplace as well as specific slowdown within the advertising and technology markets, particularly in New York. Our revenue from marketing activities decreased $12.0 million from $24.4 million to $12.4 million, the largest portion of this decrease being a decline in revenue in New York of $11.7 million and a further decrease of approximately $300,000 in revenue relating to the Canadian marketing group. Technology revenue decreased $6.5 million from $15.0 million to $8.5 million. Again, part of the reduction in revenue relates to the decline in business at our New York operations. Net revenue from consumer and retail branding services decreased $5.2 million from $43.4 to $38.2 million.

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

     Restructuring As mentioned above, in response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, the Company has recorded a restructuring expense of $10.9 million. The restructuring includes a reduction of 156 employees, as well as the abandonment of 18,000 square feet of leased office space in New York City, and 35,000 square feet of leased office space in Toronto. The annual expense savings in salaries, benefits and occupancy costs associated with this restructuring is expected to be approximately $17.2 million.

     The above factors resulted in a decrease in our earnings (loss) before income taxes and goodwill amortization and goodwill write-down from $1.5 million to ($18.1) million.

     Income taxes In 2002, our effective income tax rate as a percentage of net income before goodwill amortization was (26.7%) compared to our 2001 effective tax rate of 92.2%. The difference relates primarily to the Company having a pretax loss in fiscal 2002, compared to pretax income in fiscal 2001, and certain expenses deducted in the accounts which have no corresponding deduction for income taxes as set forth in Note 13 in our audited consolidated financial statements. These expenses increased in 2002 due to the write-down of goodwill, certain costs incurred in connection with equity financing, and certain compensation expenses, which may not be deductible for tax purposes. See also Note 2(g) in our audited consolidated financial statements. In 2002 management recorded a valuation allowance of approximately $2.4 million in the carrying value of the deferred tax assets. The valuation allowance was considered appropriate because, in the opinion of management it is likely not able to realize the benefits.

     Goodwill amortization Goodwill amortization decreased from $3.0 million to $2.2 million due largely to the write-down of goodwill during the year. Goodwill is largely not deductible for income tax purposes.

     Write-down of goodwill During the year the Company performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ended March 31, 2002, as well as later in fiscal 2002. Accordingly, the Company recorded a write-down of $37.9 million, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel. See Note 8 to the audited consolidated financial statements.

     Net Earnings (loss) Primarily as a result of the foregoing factors, net loss increased from ($2.9) million in fiscal 2001 to ($53.4) million in fiscal 2002.

B.   Liquidity and Capital Resources

     In September 2002, Envoy entered into a forbearance agreement with the lenders under its bank credit facility, under which Envoy was required to meet certain financial tests and to make a series of principal payments, with the balance due on April 30, 2003.

     In April 2003, the Company finalized the amendments to its banking arrangements and thereby normalized its credit facilities with its bankers. This new amendment gives the Company a demand operating line of $7,000,000. Interest rates are variable based on certain leverage ratios ranging from Prime plus 2.5% to 5.0% and at September 30, 2003 the effective interest rate was 8.0% (2002 — 8.5%). The demand operating facility is to be repaid and cancelled by April 30, 2004. Of the outstanding borrowings as at September 30, 2003, $nil (2002 — Cdn. $3,178,691; US $2,002,704) is denominated in U.S. dollars. The facility is secured by a general security agreement against the Company and all of its subsidiaries.

     As a condition to the credit facility amendment, the Company amended the terms of the existing debentures as described in Note 11 to the Financial Statements.

     As a condition to the amendment, the Company was required to raise $2,000,000 to reduce its bank debt. On April 24, 2003 the Company issued $2,000,000 convertible debentures as part of the refinancing plan. These debentures may be converted into common shares, at a price of $0.15 each, for a total of 13,333,333 common shares.

     As a condition of the amendment, the Company issued to its’ bankers warrants to purchase 2,300,000 common shares of the Company. Costs associated with this new banking amendment have been charged to interest expense and financing costs.

     On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. The loans bear interest at the rate of 10% per annum, mature on October 31, 2006, and carry warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were part of the Warrants previously issued to Envoy’s bankers as described in Note 10(a) and Note 10 (c), and released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. All of these warrants have been exercised subsequent to the year-end. $3,800,000 of the loan proceeds were used to pay down the bank debt.

     Our principal capital requirements have been used to fund acquisitions, including related earnout, capital expenditures and working capital purposes. The Company does not have any substantial earnout payments remaining on its previous acquisitions.

     We had a working capital deficit of ($1.9) million and a cash balance of $2.7 at September 30, 2003. At September 30, 2002, we had a working capital deficit of ($7.7) million and a cash balance of $470,000. Working capital includes the reclassification of bank debt of $6.1 million in fiscal 2003, and $9.8 million in fiscal 2002, as a current liability due to the terms of the amended banking agreement entered into with the lenders, which requires full repayments of outstanding balances by April 30, 2004. The Company has used any excess cash balances to fund its working capital requirements however, such cash balance can vary significantly depending on client spending patterns and collection results. Subsequent to year-end, the Company has arranged a $4.5 million replacement of a portion of the lending facility as described above.

     Net cash provided by (used in) operating activities was $5.3 million for the year ended September 30, 2003, ($20.9) million for the year ended September 30, 2002, and $19.9 million for the year ended September 30, 2001. Net cash provide by (used in) operating activities before any increase or decrease in non-cash operating working capital was $2.5 million for the year ended September 30, 2003, ($7.6) million for the year ended September 30, 2002, and $2.5 million for the year ended September 30, 2001. The increase in working capital is primarily a result of the higher earnings during 2003 and 2001.

     Net cash provided by (used in) financing activities was ($2.1) million for the year ended September 30, 2003, $3.0 for the year ended September 30, 2002, and ($0.3) million for the year ended September 30, 2001. The higher use of cash related to financing activities has been the result of the changes in the banking arrangements of Envoy over the past two years. Envoy has issued $2.0 million and $3.8 million of convertible debentures in fiscal 2003 and 2002 respectively (see Notes 10 and 11 to the consolidated financial statements) as part of financing for this change in the bank borrowings of the Company.

     Net cash used in investing activities was ($1.1) million for the year ended September 30, 2003, ($3.7) million for the year ended September 30, 2002, and ($5.4) million for the year ended September 30, 2001. The decrease is a result of lower expenses relating to acquisitions during 2003 and a reduction in capital expenditures over both of the previous two years.

     At September 30, 2003 we had restricted cash of $1.0 million. At September 30, 2002 we had restricted cash of $1.8 million. This cash represents customer deposits held in trust for travel. See Note 4 to our audited consolidated financial statements.

   Prospectus

     On February 6, 2004, Envoy filed with the securities regulatory authorities of British Columbia, Alberta, Manitoba, Ontario, New Brunswick and Prince Edward Island, a preliminary short form prospectus qualifying the distribution in such provinces of units (“Units”) comprised of common shares of Envoy and common share purchase warrants.

     In connection with the distribution, Envoy will appoint Canaccord Capital Corporation as its agent to offer Units for sale on an “underwritten basis”. This transaction is subject to certain conditions including normal regulatory approvals. Closing is anticipated to occur in late February 2004. The proceeds will be used to repay, subject to negotiation with certain lenders, all of Envoy’s outstanding loan indebtedness, with the balance to be used for possible future acquisitions and for general corporate and working capital purposes.

     On February 10, 2004 Envoy announced that it has entered into an underwriting commitment with Canaccord Capital Corporation (“Canaccord”) under which Canaccord has agreed to buy from Envoy and sell to the public 26,315,800 Units (the “Units”) at C$1.33 per Unit, each Unit consisting of one common share of Envoy (the “Common Shares”) and one half of one transferable common share purchase warrant (the “Warrants”). Each whole Warrant will entitle holder to purchase one Common Share at a price of C$1.80 per Common Share for a period of five years from the closing of the transaction.

     The Units will be offered under Envoy’s final short form prospectus dated February 13, 2004. The sale of the 26,315,800 Units will result in Envoy receiving gross proceeds of approximately Cdn. $35 million. Envoy has also granted to Canaccord an over-allotment option to purchase an additional 3,947,370 Units at Cdn. $1.33 per Unit for a period of 60 days from the closing of the offering, which is expected to occur on or about February 20, 2004.

     Management believes the offering will enable Envoy to achieve two important goals. In addition to allowing Envoy to eliminate its debt, the size of this offering will permit Envoy to engage in a meaningful M&A program.

Critical Accounting Policies

     The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares a reconciliation to United States generally accepted accounting principles, which is included in Note 22 to the Financial Statements.

     Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the financial statements are prepared.

     Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

     Goodwill Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment based on the fair value of the Company’s reporting units on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at October 1, 2002 and an annual impairment test completed on March 31, 2003 and, as a result no write-down was required. Prior to 2003, the Company amortized goodwill on a straight-line basis over periods ranging from 7 to 25 years and goodwill was considered to be impaired since the future anticipated undiscounted cash flows from the acquired businesses were less than the carrying value of goodwill. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

     Income Taxes Envoy accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

     Envoy currently has recorded a substantial valuation allowance for losses generated in Canadian companies that are not expected to be fully utilizable against future income. Canada does not have a consolidated tax filing process like the USA, and as such, losses that exist must be applied only against income of that company. Where the losses are not expected to be available to offset future income, the full value of these losses have not been recorded.

Impact of Recently Issued Canadian Accounting Standards

Stock — Based Compensation and Other Stock-based Payments

     In accordance with the requirements of the CICA Handbook, effective October 1, 2002, Envoy adopted the new standards of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard requires either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to employees, based on the estimated fair value of the instrument at the grant date or, alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. Envoy has elected to record as an expense, only amounts given to directors and other non-employees as compensation for work performed beyond the normal duties of the position and to disclose pro forma net earnings and earnings per share data. See Note 12 to the Financial Statements for more information.

Goodwill

     In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001.

C.	Research and Development, Patents and Licenses, etc.

     Not applicable

D.	Trend Information

     Not applicable

E.	Off-balance sheet arrangements

     None

F.	Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2003 (all amounts in thousands):

		Due in 1 year	Due between	Due between	Due after
	Total	or less	years 2 and 3	years 4 and 5	5 years

Bank credit facility and other debt	$8,193	$6,858	$942	$258	$135
Operating leases	8,562	1,904	3,225	2,142	1,291
Restructuring and shut down of subsidiaries commitments	1,352	1,015	337
Convertible debentures*	4,390	—	—	4,390	—

Total contractual cash obligations	$22,497	$9,777	$4,504	$6,790	$1,426

*	The convertible debentures are repayable in cash at maturity on April 24, 2008. See Notes 10 and 11 to the Financial Statements. Subsequent to the year-end, all convertible debentures have been converted into common shares of Envoy.

Other Commitments

     The Company has letters of credit outstanding of U.S. $500,000 which expire on April 30, 2004.

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

G.	Safe Harbor

     Not applicable

Item 6. DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

     The following table sets forth certain information regarding the directors and senior managers of Envoy as of January 31, 2004. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

		Positions
Name	Age	Held with Envoy

Geoffrey B. Genovese	49	President, Chairman and Chief Executive Officer and Director
John H. Bailey	58	Executive Vice President, Corporate Secretary and Director
David Hull[1,2]	47	Director
Hugh Aird[1,2]	50	Director
David Parkes[1,2]	57	Director
Linda Gilbert	35	Chief Financial Officer

[1]	Member of the Audit Committee.

[2]	Member of the Compensation Committee.

     The principal occupations and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:

     Geoffrey B. Genovese. Mr. Genovese founded The Incentive Design Company Ltd., a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese currently serves as Chairman, President and Chief Executive Officer of Envoy Communications Group Inc. and Chief Executive Officer of Watt International Inc. Mr. Genovese was appointed Chairman in September 2001. Mr. Genovese has been a Director of Envoy since July 1991.

     John H. Bailey. Mr. Bailey is a barrister and a solicitor who has been in private practice since 1973. Mr. Bailey earned a Bachelor of Commerce and a Bachelor of Laws degree from the University of Toronto, and a Master of Laws degree from York University. Mr. Bailey has been a Director of Envoy since April 1994, Corporate Secretary since August 1997, and Executive Vice-President since February 2004.

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

     Hugh Aird. Mr. Aird is presently Senior Relationship Manager, Morgan Stanley Canada. Prior to joining Morgan Stanley Canada in 2003, Mr. Aird was Vice President, Business Development, Mulvihill Capital Management Inc. Prior to joining Mulvihill Capital Management Inc. in 2001, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.). Mr. Aird first became a director of Envoy on August 20, 1997. As a result of personal commitments, Mr. Aird resigned as a director on April 1, 2003. On November 24, 2003, Mr. Aird was re-elected as a director of Envoy.

     David Parkes Mr. Parkes is presently President of Freefone Inc. Prior to joining Freefone Inc. in 2003, Mr. Parkes founded David Parkes & Assoc. in 2001. Mr. Parkes was President and CEO of Look Communications Inc. until 2001 and President and CEO of TeleSpectrum Canada Inc. until 1999. Mr. Parkes has been a Director of Envoy since October 2002.

     Linda Gilbert,CA Mrs. Gilbert joined Envoy in 1999 as Director of Finance. In 2003, Mrs. Gilbert was promoted to the position of Chief Financial Officer. Prior to joining Envoy, Mrs. Gilbert was a manager of KPMG LLP in Canada, an accounting firm.

     The Ontario Business Corporations Act requires that a majority of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy pursuant to which he was selected as such.

B.	Compensation

     The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 2003 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

							All Other
							Compensation
	Annual Compensation			Long Term Compensation			($)

				Awards		Payouts

				Securities	Restricted
			Other	Under	Shares	LTIP
Name and Principal	Salary	Bonus	Annual	Option/SARs	or Restricted	Payouts
Position	($)	($)	($)	Granted (#)	Share Units ($)	($)

Geoffrey B. Genovese, Chairman, President and Chief Executive Officer	496,903	—	135,000 [1]	—	—	—	—
Linda Gilbert, Chief Financial Officer, Envoy	131,810	—	—	75,000	—	—	—
Stephen Bloomfield, Executive Vice President, Watt Gilchrist	70,000[2]	—	—	100,000	—	—	—
Arthur Fleischmann, President, John Street Inc.	225,000	—	—	150,000	—	—	—
Patrick Rodmell Managing Director, Watt International Inc.	204,288	—	30,000	100,000	—	—	—

[1]	The amount was paid to a corporation related to Mr. Genovese as an annual management fee.

[2]	The amount paid to Stephen Bloomfield is paid in Pounds sterling. For the year ended September 30, 2003 the exchange rate for this payment would be done at a rate of $2.3425 per pound.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year:

			Percentage of Total			Market Value of
			Options Granted to			Shares Underlying
	Shares Under		Employees in		Exercise Price	Options on Date of
Name	Options Granted (#)		Financial Year	Date of Grant	($/Security)	Grant ($/Security)	Expiry Date

Geoff Genovese	Nil		Nil	Nil	Nil	Nil	Nil
Linda Gilbert	25,000	[1]	1.37%	October 28, 2002	$0.25	$0.25	October 27, 2007
	50,000	[3]	2.75%	July 7, 2003	$0.40	$0.40	July 6, 2008
Arthur Fleischmann	100,000	[2]	5.49%	October 28, 2002	$0.25	$0.25	October 27, 2007
	50,000	[3]	2.75%	July 7, 2003	$0.40	$0.40	July 6, 2008
Patrick Rodmell	100,000	[2]	5.49%	October 28, 2002	$0.25	$0.25	October 27, 2007
Stephen Bloomfield	100,000	[2]	5.49%	October 28, 2002	$0.25	$0.25	October 27, 2007

NOTES:

1.	These options vest at the rate of 1/3rd during each of the 1st, 2nd and 3rd years of a five year term.

2.	These options vest at the rate of 1/3rd during each of the 2nd, 3rd and 4th years of a five year term.

3.	These options vest immediately.

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2003 Fiscal Year

Value of
			Unexercised Options	Unexercised
	Number of Shares		at FY-End (#)	In-the Money Options
	Acquired on	Aggregate Value	Exercisable/	at FY-End ($)
Name	Exercise	Realized ($)	Unexercisable	Exercisable/Unexercisable[1]

Geoff Genovese	Nil	Nil	Nil	Nil
Linda Gilbert	38,334	$31,350	40,000/16,666	$14,000/$14,166
Arthur Fleischmann	50,000	$44,750	150,000/100,000	0/$85,000
Patrick Rodmell	Nil	Nil	7,500/100,000	0/$85,000
Stephen Bloomfield	Nil	Nil	0/100,000	0/$85,000

[1]	The closing stock price of the Common Shares of the Company on the Toronto Stock Exchange on September 30, 2003 was $1.10.

     The Company does not provide any pension, retirement plan or other remuneration for its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Company’s most recently completed or current fiscal year to compensate such officers in the event of the termination of employment or a change in control of the Company.

Employment Contracts and Termination Agreements

     The Company and its subsidiaries, John Street Inc. (“John St.”), Watt International Inc. (“Watt”) and Watt Gilchrist Limited (“Gilchrist”), have entered into employment contracts with the Named Executive Officers.

     Geoffrey B. Genovese has agreed to act as the Company’s Chairman and President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. Mr. Genovese has agreed to a 10% reduction in his base salary for an indefinite period of time, commencing February 1, 2002. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to three times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Company and a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if there is a change of control of the Company or Mr. Genovese ceases to be Chairman of the Board of the Company, other than as a result of his resignation, disqualification or death. An annual fee of $150,000, also reduced by 10% since February 1, 2002, is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Company. The management agreement has a fixed term ending on September 30, 2004.

     Linda Gilbert has agreed to act as the Company’s Chief Financial Officer at an annual salary of $150,000. This agreement provides for a severance payment equivalent to her base salary for a period of up to six months, if her employment is terminated, without cause, by the Company.

     Arthur Fleischmann has agreed to act as the President of John St. at an annual base salary of $300,000, together with an annual cash bonus based on the performance of John St. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of ten months, if his employment is terminated, without cause, by the Company.

     Patrick Rodmell has agreed to act as the Managing Director of Watt at an annual base salary of $225,000 together with an annual cash bonus based on the performance of Watt. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of up to four months, if his employment is terminated, without cause, by the Company.

     Stephen Bloomfield has agreed to act as Vice President and Chief Executive Officer of Gilchrist at an annual base salary of £70,000 together with an annual cash bonus based on the performance of Gilchrist. This agreement provides for a severance payment equivalent to his base salary for a period of twelve months, if his employment is terminated, without cause, by the Company.

Compensation of Directors

     Certain directors, who are not officers of the Company or any of its affiliates, are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird and Parkes are each entitled to receive an annual director’s fee of $25,000.00. In addition, each of Messrs. Aird, Parkes and Hull are entitled to receive a fee of $500.00 for each Board meeting and $1,000.00 for each committee meeting attended. No compensation is paid to the other directors for their services as directors or members of a committee. Directors are also entitled to participate in the Company’s Stock Option Plan.

     In the fiscal year ended September 30, 2003, Envoy paid approximately $313,000 Cdn. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy.

Directors’ and Officers’ Liability Insurance

     The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $5,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $125,000.

C.	Board Practices

     CORPORATE GOVERNANCE

     The following describes the Company’s corporate governance practices with specific reference to the guidelines contained in the Report of the TSX Committee on Corporate Governance in Canada (the “TSX Report”).

Mandate of the Board

     The Board of Directors (the “Board”) holds meetings whenever appropriate to oversee the conduct of the Company’s business and monitor and evaluate the day-to-day management of the Company. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

     In addition to the Board’s statutory responsibilities under the Business Corporations Act of Ontario, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Company; (b) appointing all senior executives of the Company and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of senior executives with reference to the Company’s policies, stated budget and other objectives; (c) overseeing the Company’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Company’s internal information, audit and control systems.

     The Board has delegated the responsibility for monitoring the effectiveness of the Company’s internal information systems to the Company. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.

Composition of the Board

     The articles of the Company provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently five directors of the Company, one of whom is an “inside” and “related” (as such terms are defined in the TSX Report) director; one of whom is an outside and related director; and three of whom are outside and unrelated directors. Geoffrey B. Genovese, the Chairman and President of the Company is the inside and related director. Hugh Aird, David Hull and David Parkes are the outside and unrelated directors of the Company. John H. Bailey is an outside director but, as counsel who provides ongoing legal services to the Company, may be considered to be a related director. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management.

Governing Committees

     The directors have established the Audit Committee and the Compensation Committee to focus resources and expertise in certain areas of the Board’s mandate.

     Audit Committee

     The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, Hugh Aird, David Parkes and David Hull. All three members of the Audit Committee are outside and unrelated directors of the Company.

     The Audit Committee is responsible for reviewing the Company’s annual consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Company’s internal controls and information gathering systems and dealing with the Company’s external auditors. On February 22, 2000, the Audit Committee adopted a formal written audit committee charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee.

     Compensation Committee

     The Compensation Committee is comprised of three directors, David Hull, David Parkes and Hugh Aird, all of whom are outside and unrelated directors. The Compensation Committee reviews, administers and monitors the Company’s executive compensation plans, policies and programs, including the compensation of all executive officers and, if requested by the President, reviews the compensation of any other officer or senior employee.

     Corporate Governance Committee

     The Board has not, as yet, established a Corporate Governance Committee as recommended in the TSX Report and believes that the matters ordinarily considered by such a committee are effectively administered by the Board’s outside and unrelated directors. Although, at present, the Board has determined this to be the most practical approach to responsible corporate governance, the Board will continue to evaluate this determination as circumstances dictate.

Expectations of the Board

     The Board expects management of the Company to report to the Board in a comprehensive, accurate and timely fashion on the business and affairs of the Company generally and on specific matters that it considers to have material consequences for the Company and its shareholders. Management is expected to continually develop and review the Company’s strategic plan to make the decisions necessary to give effect to the plan; to adhere to the Company’s operational policies; and to monitor the Company’s financial performance in comparison to the annual budget, with the ultimate goal of enhancing shareholder value.

Shareholder Communication

     The objective of the Company’s shareholder communication policy is to ensure open and timely exchange of information relating to the Company’s business, affairs and performance, subject to the requirements of applicable securities legislation and other statutory and contractual obligations limiting the disclosure of such information. Information material to the Company’s business is released through news wire services, the general media, telephone conferences and shareholder mailings, thereby ensuring timely dissemination. Additionally, individual queries, comments or suggestions can be made at any time directly to the Company’s secretarial department located at its head office.

D.	Employees

     As at January 31, 2004, Envoy has 154 full time employees based in Toronto, Canada, 12 based in the United States, and 73 based in the United Kingdom and Continental Europe. Of this total, 17 employees were engaged in marketing, and 222 in consumer and retail branding.

     As at January 31, 2003, Envoy has 175 full time employees based in Toronto, Canada, 31 based in the United States, and 133 based in the United Kingdom and Continental Europe. Of this total, 29 employees were engaged in marketing, and 310 in consumer and retail branding.

     As at January 31, 2002, Envoy had 292 full time employees based in Toronto, Canada, 60 based in the United States, and 158 based in the United Kingdom and Continental Europe. Of this total, 75 employees were engaged in marketing, 361 in consumer and retail branding, and 73 in technology.

E.	Share Ownership

     As of January 31, 2004, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 1,229,748 common shares.

Options

Stock Option Plan

     The Company has established a Stock Option Plan pursuant to which options to purchase Common Shares and stock appreciation rights may be granted to directors, officers, employees or certain consultants to the Company or any of its subsidiaries, as determined by the Board, at prices to be fixed by the directors, subject to limitations imposed by any Canadian stock exchange on which the Common Shares are listed for trading and any other regulatory authority having jurisdiction in such matters. The Common Shares subject to each option shall become purchasable at such time or times as may be determined by the directors. Stock appreciation rights (“SARs”) may only be granted in conjunction with an option and, when exercised, entitle the holder to receive an amount equal in value to the excess of the market value of the Common Shares over the price of the related option. The excess amount is payable in Common Shares having a market value equal to such excess. Options are non-assignable and non-transferable by the option-holder and shall be exercisable during the option-holder’s lifetime only by the option-holder. Stock appreciation rights are non-transferable and terminate when the related option terminates.

     The maximum number of Common Shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000 Common Shares. As at September 30, 2003 options to purchase 1,741,416 Common Shares have been granted and are outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.

     During fiscal 2003, the President of the Company, Geoffrey B. Genovese, elected to cancel his stock options to purchase 950,000 Common Shares, being all of the options to purchase Common Shares granted to Mr. Genovese under the Stock Option Plan. The cancellation of these stock options resulted in an additional 950,000 Common Shares being available for grant, without increasing the maximum number of Common Shares reserved for issuance upon exercise of options under the Stock Option Plan.

     The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of January 31, 2004:

	Number of Common
	Shares Under
Class of Optionee	Options Granted	Exercise Price	Date of Expiry

Linda Gilbert	8,333	$0.25	October 27, 2007
Linda Gilbert	5,000	$3.05	August 1, 2007
Linda Gilbert	15,000	$3.90	March 7, 2004
Arthur Fleischmann	66,666	$0.25	October 27, 2007
Arthur Fleischmann	150,000	$3.05	August 1, 2007
Patrick Rodmell	66,666	$0.25	October 27, 2007
Patrick Rodmell	7,500	$3.05	June 27, 2006
Stephen Bloomfield	100,000	$0.25	October 27, 2007
	408,333	$0.25	October 27, 2007
	75,000	$0.61	May 29, 2007
	232,250	$3.05	August 1, 2007
	35,000	$3.90	March 7, 2004
	15,000	$6.20	August 10, 2004
Other	45,000	$7.40	March 30, 2005

Total	1,229,748

     The following table sets forth shares owned by the Chairman, President and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company as of January 31, 2004 (the “Named Executive Officers”):

	Number of Common
Identity of Person	Shares Owned	Percent of Outstanding Class

Geoff Genovese	1,138,551	1.80%
Linda Gilbert	733	Nil
Arthur Fleischmann	Nil	Nil
Patrick Rodmell	Nil	Nil
Stephen Bloomfield	Nil	Nil

Convertible Debentures

As described in Note 11 to the audited consolidated financial statements, Envoy issued one series of convertible debentures in fiscal 2003 for proceeds of $2.0 million, and two series of convertible debentures in 2002 for proceeds of $3.8 million. The debentures are convertible until their respective maturity dates into a maximum of 38,666,667 common shares.

As at September 30, 2003 convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares. Subsequent to the year-end, all of the outstanding convertible debentures were converted into 29,266,667 common shares by January 31, 2004.

Share Purchase Warrants

As described in Note 10 to the financial statements, Envoy issued 2,300,000 share purchase warrants to its bankers as part of normalizing its banking facilities. These warrants were part of the Warrants previously issued to Envoy’s bankers as described in Note 10(a) and Note 10 (c), and released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. All of these warrants have been exercised subsequent to the year-end, and 2,300,000 common shares have been issued.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

     At a special meeting of the shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50,000,000 common shares to 200,000,000.

     As of January 31, 2004, Envoy had an authorized share capital of 200,000,000 common shares without par value, of which 62,950,363 shares were issued and outstanding.

     The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of January 31, 2004 with respect to each person known by Envoy to be the owner either of record or beneficially of more than 5% of the issued and outstanding common shares of Envoy. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Identity of Person or Group	Number of Common Shares	Percent of Outstanding Class

CDS & Co1	58,403,014	92.8%
NCI Account P.O. Box 1038 Station A 25 The Esplanade Toronto, Ontario M5W 1G5
Cede & Co.[1]	3,146,987	5.0%
P.O. Box 20 Bowling Green Station New York, NY 10274 USA
Geoffrey B. Genevose[2]	1,138,551	1.8%

[1]	CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

[2]	Includes common shares held by family members.

     See also Item 6.E. “Share Ownership” for information regarding outstanding stock options to purchase 1,229,748 common shares.

     As of January 31, 2004 there were 62,950,363 outstanding common shares of Envoy of which 59,467,161 were held of record by 35 Non-U.S. residents and 3,483,202 of which were held of record by 136 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy.

     As disclosed in Note 6 to the Financial statements, the following are transactions that took place during fiscal 2003 that involved related parties:

B.	Related Party Transactions

     In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) to Catherine Devlin and Sage to a management group of that company (see Note 15).

     During the year, Richard Genovese, brother of the CEO and Christine Genovese, wife of the CEO, loaned the Company $225,000 of which $150,000 was outstanding to Richard Genovese at year-end. The loan bears interest at 10% per annum and is repayable on demand.

     During the year, Claudine Bailey, wife of the director and corporate secretary, loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

     During the year, Richard Genovese, Christine Genovese and Claudine Bailey were part of the group that loaned the Company $2,000,000 of convertible debentures described in Note 11. In total, these relatives of officers loaned the Company $1,850,000, of which $1,070,000 was outstanding at year-end, and were all converted by January 31, 2004.

     Richard Genovese loaned $1,200,000 of which $870,000 was outstanding at year-end. Christine Genovese loaned $400,000 of which $100,000 was outstanding at year-end. Claudine Bailey loaned $250,000 of which $100,000 was outstanding at year-end.

     Except as disclosed above, no director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or is an executive officer, or director, of any parent or subsidiary of Envoy, has, or during the last fiscal year of Envoy had, any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Envoy.

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

     See Item 17 “Financial Statements”.

Item 9. THE OFFER AND LISTING

A.	Offer and Listing Details

     Envoy’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ECG” and on the Nasdaq Small Cap Market (“Nasdaq”) under the symbol “ECGI”. The common shares began trading on Nasdaq on June 6, 2000 and on the TSX on September 3, 1997. From March 1984 until September 2, 1997 Envoy’s shares traded on the Vancouver Stock Exchange.

     The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 1999	9.20	3.40
Fiscal 2000	10.35	4.80
Fiscal 2001	8.75	2.10
Quarterly 2002
First Quarter	2.90	1.45
Second Quarter	1.75	0.76
Third Quarter	1.16	0.41
Fourth Quarter	0.49	0.20
Quarterly 2003
First Quarter	0.47	0.14
Second Quarter	0.32	0.11
Third Quarter	0.58	0.11
Fourth Quarter	1.55	0.39

	High	Low

For the month ending
January 31, 2004	1.82	0.87
December 31, 2003	1.26	1.04
November 30, 2003	1.45	1.20
October 31, 2003	1.39	1.18
September 30, 2003	1.55	1.10
August 31, 2003	1.25	0.69

     The following table sets forth the reported high and low sale prices in US dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2000	$10.50	$4.34
Fiscal 2001	5.88	1.40
Quarterly 2002
First Quarter	1.74	0.95
Second Quarter	0.70	0.51
Third Quarter	0.70	0.30
Fourth Quarter	0.34	0.13
Quarterly 2003
First Quarter	0.29	0.09
Second Quarter	0.22	0.06
Third Quarter	0.42	0.06
Fourth Quarter	1.14	0.28
For the month ending
January 31, 2004	1.40	0.66
December 31, 2003	0.94	0.80
November 30, 2003	1.10	0.89
October 31, 2003	1.14	0.92
September 30, 2003	1.14	0.81
August 31, 2003	0.92	0.50

     On January 31, 2004 the closing price of the common shares as reported on the TSX was $1.82 and on Nasdaq was US $1.34.

     See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 1,229,748 common shares.

B.	Plan of Distribution

     Not applicable

C.	Markets

See above section A. “Offer and listing details”

D.	Selling Shareholders

     Not applicable

E.	Dilution

     Not applicable

F.	Expenses of the issue

     Not applicable

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

     Not applicable

B.	Memorandum and Articles of Association

     Envoy’s memorandum and articles of association were previously filed with our registration statement on Form 20-F dated April 20, 2000 for the fiscal year ended September 30, 1999.

C.	Material Contracts

     None

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

     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 Cdn. for a direct acquisition and over $50,000,000 Cdn. for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than Cdn. $150,000,000 in terms of “constant 1992 dollars”, which for 2003 is Cdn. $223,000,000. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquiror through the ownership of common shares.

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

     The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), and the regulations thereunder and the Canada-United States Income Tax Convention (1980) as amended (the “Convention”), all proposed amendments to the ITA and the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Customs and Revenue Agency whether by legislative, governmental or judicial action or decision, and does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

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

     A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, for the purposes of the ITA, such as the TSX, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a prescribed stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will generally not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Customs and Revenue Agency when certain property is disposed of.

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

     Interest rate risk The Company’s debt under its lending facilities is described in Note 10 to the audited consolidated financial statements. Our credit facility bears interest that is calculated at variable rates. As a result we are vulnerable to changes in interest rates. At September 30, 2003 the effective interest rate on our facility was 8.0%.

     Foreign Currency Risk The Company is subject to currency risk through its activities in the United States and United Kingdom. Unfavourable changes in exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2003, there were no foreign currency contracts outstanding. As at September 30, 2003, the Company has no balance outstanding on the U.S. portion of the bank credit facility.

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

     D. Not applicable

     E. Not applicable

Item 15. CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) September 30, 2003, the our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

     There were no significant changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16. RESERVED

A.	Audit Committee Financial Expert

     The Board of Directors has determined that Envoy has at least one financial expert serving on its audit committee, and that David Parkes is that audit committee financial expert. David Parkes is an independent audit committee member.

B.	Code of Ethics

     The Board of Directors has not, as yet, adopted a code of ethics for Envoy’s CEO, CFO, chief accounting officer or controller, or for persons performing similar functions. The Board believes that Envoy’s existing internal control procedures and current business practices are adequate to promote honest and ethical conduct and to deter wrongdoing on the part of these executives. Nonetheless, Envoy is currently developing and will implement during its 2004 fiscal year a code of ethics that will apply to these executives. In accordance with applicable rules, the code of ethics, when adopted, will be filed with the appropriate bodies and posted on Envoy’s website.

C.	Principal Accountant Fees and Services

(a)	Audit Fees were $165 in 2003 and $304 in 2002.

(b)	Audit-Related Fees were $28 in 2003 and $35 in 2002 for accounting assistance for specific issues, review of MD&A and responses regulatory bodies.

(c)	Tax Fees were $40 in 2003 and $62 in 2002.

(d)	All Other Fees were $nil in 2003 and $nil in 2002.

D.	Exemptions from the Listing Standards for Audit Committees

     Not Applicable

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None

PART III

Item 17.  FINANCIAL STATEMENTS

(a)	Envoy Communications Group Inc.
Auditors' Report on the financial statements for the year ended September 30, 2003
Comments by Auditor for U.S. Readers On Canada-U.S. Reporting Difference
(i)	Auditors' Report on the financial statements for the year ended September 30, 2002 and 2001	F-1
(ii)	Consolidated Balance Sheets as at September 30, 2003 and 2002	F-2
(iii)	Consolidated Statements of Operations for the years ended September 30, 2003, 2002 and 2001	F-3
(iv)	Consolidated Statements of Retained Earnings (Deficit) for the years ended September 30,	F-4
2003, 2002 and 2001
(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2003, 2002 and 2001	F-5
(vi)	Notes to Consolidated Financial Statements	F-6

Item 18.  FINANCIAL STATEMENTS

Envoy has elected to provide financial statements pursuant to Item 17.

Item 19.  EXHIBITS

(a)	Exhibit 1 By-Law No. 1 of Envoy (as amended on May 2, 2000) & Articles of Incorporation. Incorporated by reference from the annual report, on form 20-F previously filed the Securities Exchange Commission on May 15, 2000.

Exhibit 2 Not Applicable

Exhibit 3 Not Applicable

Exhibit 4 Not Applicable

Exhibit 5 Not Applicable

Exhibit 6 Not Applicable

Exhibit 7 Not Applicable

Exhibit 8

Subsidiaries of Registrant

Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

Company	% of ownership	Jurisdiction of incorporation

Communique Incentives Inc.	100	Ontario
Watt International Inc.	100	Ontario
Watt Gilchrist Limited	100	United Kingdom
John Street Inc.	70	Ontario

Exhibit 9 Not Applicable

Exhibit 10 Not Applicable

Exhibit 11 Not Applicable

Exhibit 12 See attached

Exhibit 13 See attached

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Envoy Communications Group Inc.

Date: February 17, 2004	/s/ Geoffrey B. Genovese

Name: Geoffrey B. Genovese Title: Chairman, President and Chief Executive Officer

Envoy Communications Group Inc. Consolidated Financial Statements (Expressed in Canadian dollars) For the years ended September 30, 2003, 2002 and 2001

Contents

Auditors’ Report — BDO Dunwoody LLP	2
Comments by Auditor for U.S. Readers On Canada-U.S. Reporting Difference	2A
Auditors’ Report — KPMG LLP	3
Financial Statements
Consolidated Balance Sheets	4
Consolidated Statements of Operations	5
Consolidated Statements of Retained Earnings (Deficit)	6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-44

Auditors’ Report

To the Directors of Envoy Communications Group Inc.

We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 2003 and the consolidated statement of operations, retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 2, 2004

Comments by Auditor for U.S. Readers
On Canada-U.S. Reporting Difference

In the United States, reporting standard for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (e) and 2 (h) of the financial statements. Our report to the Shareholders dated February 2, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 2, 2004

2A

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 2002 and the consolidated statement of operations, retained earnings (deficit) and cash flows for the years ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and its cash flows for the years ended September 30, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Toronto, Ontario
January 9, 2003, (except as to notes 22(d) and 22(e) which are as of February 2, 2004)

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2003	2002

Assets
Current
Cash	$2,696,300	$469,909
Restricted cash (Note 4)	1,047,997	1,831,085
Accounts receivable (Note 5)	13,100,827	20,528,048
Income taxes recoverable	—	2,779,717
Future income taxes (Note 13)	498,172	855,000
Prepaid expenses	884,892	983,068

	18,228,188	27,446,827
Capital assets (Note 7)	5,861,317	7,836,728
Goodwill (Note 8)	10,525,785	11,314,283
Other assets (Note 9)	63,468	116,649
Future income taxes (Note 13)	2,672,228	2,459,228

	$37,350,986	$49,173,715

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$10,787,930	$21,019,267
Income taxes payable	322,244	—
Deferred revenue	1,283,265	1,475,671
Amounts collected in excess of pass-through costs incurred	836,722	2,104,522
Bank credit facility and current portion of long-term debt (Note 10)	6,857,953	10,589,114

	20,088,114	35,188,574
Long-term debt (Note 10)	4,566,962	3,413,697
Long-term portion of restructuring costs (Note 17)	337,407	792,275

	24,992,483	39,394,546

Shareholders’ equity:
Share capital (Note 12)	55,988,817	54,339,390
Convertible debentures (Note 11)	1,673,408	1,720,859
Deficit	(45,090,767)	(47,629,529)
Stock based compensation	23,268	—
Cumulative translation adjustment	(236,223)	1,348,449

	12,358,503	9,779,169

Commitments and contingencies (Note 18)
Subsequent events (Note 21)
Reconciliation to United States generally accepted accounting principles (Note 22)

	$37,350,986	$49,173,715

On behalf of the Board:

Geoffrey B. Genovese,	John H. Bailey,
Director	Director

The accompanying notes are an integral part of these financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Net revenue	$42,427,243	$59,121,090	$82,785,541

Operating expenses:
Salaries and benefits	28,038,911	45,096,981	53,653,694
General and administrative (Note 14)	5,973,664	11,669,901	17,373,429
Occupancy costs	3,276,497	4,728,817	4,754,875

	37,289,072	61,495,699	75,781,998
Depreciation	2,387,817	2,858,641	2,866,679
Amortization of intangible asset (Note 9)	24,197	24,197	—
Interest expense and financing costs (Note 10)	2,707,687	1,245,126	743,600

	42,408,773	65,623,663	79,392,277

Earnings (loss) before unusual items, gain on closure of subsidiaries, restructuring costs, income taxes, goodwill amortization and write-down	18,470	(6,502,573)	3,393,264
Unusual items (Note 16)	—	750,648	1,917,334
Gain on closure of subsidiaries (Notes 14 and 15)	(2,499,604)	—	—
Restructuring costs (recovery) (Note 17)	(267,212)	10,857,534	—

Earnings (loss) before income taxes, goodwill amortization and write-down	2,785,286	(18,110,755)	1,475,930
Income taxes (recovery) (Note 13)	246,524	(4,853,540)	1,359,731

Earnings (loss) before goodwill amortization and write-down	2,538,762	(13,257,215)	116,199
Goodwill amortization, net of income tax recovery of $nil (2002 — $24,000; 2001 — $24,000)	—	2,187,509	3,011,571
Write-down of goodwill (Note 8)	—	37,934,711	—

Net earnings (loss)	$2,538,762	$(53,379,435)	$(2,895,372)

Earnings (loss) per share (notes 2(i) and 12(d)):
Basic	$0.12	$(2.54)	$(0.14)
Diluted	0.09	(2.54)	(0.14)
Earnings (loss) per share before goodwill amortization and write-down (notes 2(i) and 12(d)):
Basic	0.12	(0.63)	0.01
Diluted	0.09	(0.6)	0.01

The accompanying notes are an integral part of these financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Retained earnings (deficit), beginning of year	$(47,629,529)	$5,603,200	$8,403,367
Gain on redemption of shares (Note 12(b))	—	146,706	95,205
Net earnings (loss)	2,538,762	(53,379,435)	(2,895,372)

Retained earnings (deficit), end of year	$(45,090,767)	$(47,629,529)	$5,603,200

The accompanying notes are an integral part of these financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$2,538,762	$(53,379,435)	$(2,895,372)
Items not involving cash:
Future income taxes (recovery)	(275,201)	(1,780,072)	(567,441)
Depreciation	2,387,817	2,858,641	2,866,679
Amortization of intangible asset	24,197	24,197	—
Goodwill amortization	—	2,211,509	3,035,571
Write-down of goodwill	—	37,934,711	—
Amortization of deferred financing charges	108,996	96,263	65,936
Write-down of deferred financing charges	—	750,648	—
Convertible debentures accretion	718,321	133,870	—
Stock based compensation	23,268	—	—
Gain on disposal of subsidiaries	(2,499,604)	—	—
Recognition of cumulative translation on closure of Hampel Stefanides (Note 14)	(841,081)	—	—
Write-down of capital assets	356,865	3,481,105	—
Other	—	52,500	—
Net change in non-cash working capital balances:
Restricted cash	783,088	(1,672,585)	297,962
Accounts receivable	(457,592)	6,757,260	7,389,275
Prepaid expenses	(172,823)	353,652	(174,654)
Accounts payable and accrued liabilities	(283,423)	(16,905,696)	12,440,922
Income taxes payable/recoverable	2,871,137	(2,606,457)	(1,145,133)
Deferred revenue	(192,406)	1,175,600	(758,380)
Amounts collected in excess of pass-through costs incurred	232,784	(175,514)	(777,930)
Other	(9,422)	(209,582)	159,003

Net cash provided by (used in) operating activities	5,313,683	(20,899,385)	19,936,438

Cash flows from financing activities:
Long-term debt borrowings	1,079,441	1,580,459	8,137,183
Long-term debt repayments	(4,835,314)	(2,539,248)	(8,097,536)
Issuance of common shares	109,084	—	383,670
Issuance of convertible debentures	2,000,000	3,800,000	—
Redemption of common shares	—	(628,083)	(1,295,475)
Reduction (increase) in restricted cash	—	—	394,625
Long-term portion of restructuring costs	(454,868)	792,275	—
Other	—	—	190,143

Net cash provided by (used in) financing activities	(2,101,657)	3,005,403	(287,390)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $nil (2002 - $919,201; 2001 - $214,179)	(104,137)	(1,904,742)	(1,669,168)
Purchase of capital assets	(1,132,189)	(1,811,154)	(3,756,134)
Proceeds on sale of capital assets	176,106	—	—

Net cash used in investing activities	(1,060,220)	(3,715,896)	(5,425,302)

Change in cash balance due to foreign exchange	74,585	297,978	452,645

Increase (decrease) in cash	2,226,391	(21,311,900)	14,676,391
Cash, beginning of year	469,909	21,781,809	7,105,418

Cash, end of year	$2,696,300	$469,909	$21,781,809

Supplemental cash flow information:
Interest paid	$1,977,822	$643,926	$704,604
Income taxes paid	46,800	581,077	3,407,801
Supplemental disclosure of non-cash transactions:
Conversion of debentures	1,540,343	—	—
Shares issued for non-cash consideration	—	265,500	3,908,156
Capital assets acquired under capital leases	—	820,424	—

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides marketing, consumer and retail branding services.

Basis of Presentation

(a)	The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 22.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

2.	Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2003 are as follows:

	% of	Jurisdiction of
Company	ownership	incorporation

Communiqué Incentives Inc.	100	Ontario
Watt International Inc.	100	Ontario
Watt Gilchrist Limited	100	United Kingdom
John Street Inc.	70	Ontario

(b)	Use of Estimates

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(c)	Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Audiovisual equipment	Straight line	2-5 years
Computer equipment and software	Declining balance	30%-50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3-5 years

(d)	Revenue Recognition

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

When the Company’s compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either rateably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company’s services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

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

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment based on the fair value of the Company’s reporting units on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at October 1, 2002 and an annual impairment test completed on March 31, 2003 and, as a result no write-down was required. Prior to 2003, the Company amortized goodwill on a straight-line basis over periods ranging from 7 to 25 years and goodwill was considered to be impaired since the future anticipated undiscounted cash flows from the acquired businesses were less than the carrying value of goodwill. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

(f)	Foreign Currency Translation

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(g)	Income Taxes

The Company accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(h)	Stock-based Compensation

Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. These standards require that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statement of operations, and encourages, but does not require, the use of the fair value method for all other types of employee stock-based compensation plans. The Company does not use the fair value method to account for employee stock-based compensation plans but discloses pro forma information for options granted after October 1, 2002 (see Note 12). The Company records no compensation expense when options are issued to employees or modified. Any consideration paid by employees on the exercise of options is credited to share capital.

(i)	Earnings Per Share

The Company uses the provisions of “CICA” Handbook Section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method and potential shares issuable upon exercise of convertible debt and warrants.

(j)	Business Combinations

The Company uses the provisions of the CICA Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

3.	Acquisition of subsidiaries

(a)	Effective October 1, 2001, the Company acquired 100% of the outstanding shares of Commodore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Under the terms of the acquisition, the initial purchase price consisted of $611,113 in cash consideration excluding acquisition costs. Additional consideration, to a maximum of $475,000 cash, may be paid over a two-year period if certain performance milestones are achieved for the 12-month periods ending September 30, 2002 and 2003. For the twelve months ended September 30, 2003, an earnout payment of $nil (2002 — $193,000) was accrued.

The acquisition of Commodore has been accounted for using the purchase method of accounting. The fair value of the net assets acquired at October 1, 2001 and consideration accounted for to date was as follows:

Capital assets	$11,160
Non-compete agreement	72,590
Non-cash working capital	(517,544)

Net liabilities	(433,794)
Consideration, less cash acquired of $919,201, October 1, 2001	(171,187)
Additional cash consideration included in accounts payable, earn-out for 2002	193,000
Legal fees	11,000

Excess of purchase price over fair value of net assets acquired allocated to goodwill	$466,607

The amount assigned to the non-compete agreement is amortized over the term of the agreement. As a result of the adoption of new accounting standards for business combinations, the goodwill arising in connection with this acquisition is not amortized (note 2(i)(e)).

(b)	Effective January 1, 2001, the Company acquired 100% of the outstanding shares of International Design Group, a Toronto-based international retail planning and design firm. Under the terms of the acquisition, the initial purchase price, which consisted of $1,090,000 in cash consideration and 61,728 common shares of the Company with a fair value of $284,332, was paid upon closing. Additional consideration may be paid over a three-year period if certain performance milestones are achieved for the 12-month periods ending December 31. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. No amounts were owing by the Company in 2003 or 2002 under the earn-out agreements. The acquisition has been accounted for using the purchase method of accounting.

The fair value of the net assets acquired was $1,198,684, excluding cash acquired of $214,179. The net assets acquired consisted of working capital and capital assets. The resulting excess purchase price over the fair value of the net assets acquired of $336,382 was allocated to goodwill and was being amortized over 25 years.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

4.	Restricted cash

Restricted cash includes a trust account established for Communiqué Incentives Inc. for customer deposits of $1,047,997 (2002 — $1,831,085).

5.	Accounts receivable

	2003	2002

Trade receivables	$6,512,040	$11,921,393
Accrued revenue	4,317,799	5,881,363
Work in process	2,270,988	1,349,986
Unbilled pass-through costs	—	1,375,306

	$13,100,827	$20,528,048

6.	Related party transactions

In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries (see Note 15).

During the year, relatives of the CEO loaned the Company $225,000 of which $150,000 was outstanding at year end. The loan bears interest at 10% per annum and is repayable on demand.

During the year, relatives of a director loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

During the year, relatives of the CEO and a director were part of the group that loaned the Company $2.0 million of convertible debentures described in Note 11. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at year end.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

During 2003, Envoy paid one of its directors $312,589 (2002 — $265,936; 2001 — $300,020) for legal services provided to Envoy.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

7.	Capital assets

		Accumulated	Net book
2003	Cost	depreciation	value

Audiovisual equipment	$—	$—	$—
Computer equipment and software	9,813,701	7,513,574	2,300,127
Furniture and equipment	427,705	293,588	134,117
Leasehold improvements	4,014,240	1,489,757	2,524,483
Equipment under capital leases	1,741,118	838,528	902,590

	$15,996,764	$10,135,447	$5,861,317

		Accumulated	Net book
2002	Cost	depreciation	value

Audiovisual equipment	$780,918	$762,386	$18,532
Computer equipment and software	13,115,157	8,665,300	4,449,857
Furniture and equipment	1,427,777	1,151,402	276,375
Leasehold improvements	8,233,909	6,316,255	1,917,654
Equipment under capital leases	1,940,971	766,661	1,174,310

	$25,498,732	$17,662,004	$7,836,728

8.	Goodwill

The changes in the carrying amount of goodwill for the year ended September 30, 2003 were as follows:

Goodwill, beginning of year	$11,314,283
Additions	104,137
Reduction charged to cumulative translation adjustment	(892,635)

Goodwill, end of year	$10,525,785

		Accumulated	Net book
2002	Cost	amortization	value

Goodwill	$57,417,846	$46,103,563	$11,314,283

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

8.	Goodwill (continued)

In 2002, the Company performed assessments of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ending March 31, 2002. The main indicators of impairment were significant negative industry and economic trends impacting both current operating results and expected future growth rates and loss of significant clients. Based on these factors, the Company concluded that significant permanent impairment existed with respect to the Company’s goodwill and other assets, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides.

In quantifying the impairment charge, the Company compared the expected future undiscounted cash flows of each acquisition, to the respective carrying value of the assets of the business, including assigned goodwill. The cash flow periods used ranged between 5 and 25 years, consistent with the remaining goodwill amortization period.

As a result of the review, the Company determined that the carrying values of certain acquired businesses were not fully recoverable. Accordingly, the Company recorded two write-downs: $28,426,266 in the second quarter of 2002 and $9,508,445 in the fourth quarter of 2002 based on the amount by which the goodwill exceeded the expected future undiscounted cash flows of the respective operation.

9.	Other assets

	2003	2002

Non-compete agreement, net of accumulated amortization of $48,394 (2002 - $24,197) (note 3(a))	$24,197	$48,394
Other	39,271	68,255

	$63,468	$116,649

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt

	2003	2002

Bank credit facility (a)	$6,115,746	$9,838,192
Promissory note, 8% per annum, repayable in five monthly instalments commencing June 30, 2002 (b)	—	295,615
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	481,297	553,992
Loan payable to landlord, 0.925% per annum, due December 1, 2002, repayable in monthly instalments of $6,728 principal and interest	—	20,185
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	227,556	251,444
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	31,479	37,001
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	34,488	38,337
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	86,295	—
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of (2002 - $63,056 (£25,330)) principal and interest, due January 2003	—	64,123
Capital leases, 10.2% to 14% over the lease period, repayable in monthly instalments of $33,136 principal and interest, due between January 2005 and February 2005	566,788	820,424
Promissory note, 10% per annum, due on demand (note 6)	150,000	—
Promissory note, 10% per annum, due on September 30, 2006 (c)	500,000	—
Convertible debentures (note 11)	3,231,266	2,083,498

	11,424,915	14,002,811
Less current portion	6,857,953	10,589,114

	$4,566,962	$3,413,697

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt (continued)

(a)	In April 2003, the Company finalized the amendments to its banking arrangements and thereby normalized its credit facilities with its bankers. This new amendment gives the Company a demand operating line of $7,000,000. Interest rates are variable based on certain leverage ratios ranging from Prime plus 2.5% to 5.0% and at September 30, 2003 the effective interest rate was 8.0% (2002 — 8.5%). The demand operating facility is to be repaid and cancelled by April 30, 2004. Of the outstanding borrowings as at September 30, 2003, $nil (2002 — Cdn. $3,178,691; US $2,002,704) is denominated in U.S. dollars. The facility is secured by a general security agreement against the Company and all of its subsidiaries.

As a condition to the credit facility amendment, the Company amended the terms of the existing debentures as described in Note 11.

As a condition to the amendment, the Company was required to raise $2,000,000 to reduce its bank debt. On April 24, 2003 the Company issued $2,000,000 convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 common shares.

As a condition of the amendment, the Company issued to its bankers warrants to purchase 2,300,000 common shares of the Company. Costs associated with this new banking amendment have been charged to interest expense and financing costs.

Subsequent to year end, the Company has completed a new financing and has renegotiated its bank facility (see Note 21).

(b)	During the third quarter of 2002, the Company negotiated new repayment terms for a promissory note originally due on June 30, 2002 in respect of the Gilchrist acquisition. Under the revised terms, the Gilchrist note is to be repaid in five monthly instalments commencing July 1, 2002 with interest on the principal balance charged at 8% per annum. The balance was paid in full during 2003.

(c)	In September 2003, the holder of the promissory note agreed to postpone the maturity date from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing and subsequent to the year end the holder of the term note was issued a share purchase warrant to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share. The warrants were part of the warrants previously issued to Envoys bankers (see (a) above).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt (continued)

Principal repayments on long-term debt, excluding convertible debentures (note 11), are as follows:

2004	$6,857,953
2005	313,244
2006	629,037
2007	125,428
2008	132,493
Thereafter	135,494

$8,193,649

Interest and financing costs were charged to expense during the year for the following:

	2003	2002	2001

Cash interest paid on credit facility, landlord loans and capital leases	$912,255	$634,407	$671,848
Financing fees on credit facility	311,053	179,386	71,752
Accrued financing fee charges on credit facility	179,685	200,000	—
Cash interest paid on convertible debentures and amortization of debenture issue costs	484,851	59,130	—
Accrued interest on debentures	101,522	38,333	—
Accreted interest imputed on debentures	718,321	133,870	—

Total interest and financing costs	$2,707,687	$1,245,126	$743,600

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

11.	Convertible debentures

In April 2003, as part of the renegotiation of the existing debt facility, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity on April 24, 2008; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which mature on April 24, 2008. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 common shares. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $44,049 applied to reduce the equity component.

During the year, convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares of the Company. Subsequent to year end, all convertible debentures have been converted totalling 29,266,667 common shares.

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (2,500,000 common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,587 has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $46,565 applied to reduce the equity component.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

11.	Convertible debentures (continued)

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $82,948 applied to reduce the equity component.

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at September 30, 2003, the aggregate debt component carrying values of all of the Company’s convertible debentures is $3,231,266 (2002 - $2,083,498). Principal repayments, based on scheduled maturity dates, is $4,390,000 in 2008. However, this date may be accelerated to 2005, at the option of the holders of the debentures.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital

(a)	Authorized:

50,000,000 common shares without par value (2002 — 50,000,000; 2001 — 50,000,000)

Issued:

	2003		2002		2001

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	21,258,693	$54,339,390	21,192,719	$54,883,305	21,098,222	$54,597,762
Common shares issued pursuant to:
Conversion of convertible debentures	9,400,000	1,540,343	—	—	—	—
Stock options exercised	388,334	109,084	—	—	101,000	383,670
Acquisitions (note 3)			150,000	213,000	61,728	284,332
Repurchase of shares pursuant to share issuer bid	—	—	(299,400)	(774,789)	(535,000)	(1,390,680)
Shares issued to settle liability with landlord (note 17)	—	—	250,000	52,500	—	—

			21,293,319	54,374,016	20,725,950	53,875,084
Shares to be issued in respect of contingent consideration	—	—	(34,626)	(34,626)	466,769	1,008,221

Balance, end of year	31,047,027	$55,988,817	21,258,693	$54,339,390	21,192,719	$54,883,305

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

(b)	Repurchase of shares

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

(c)	Stock option plan

The Company has reserved 4,000,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2004 and 2008.

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

Details of the options are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2000	2,340,500	$5.33
Options granted	780,000	5.30
Options exercised	(101,000)	3.80
Options cancelled	(340,000)	5.87

Options outstanding, September 30, 2001	2,679,500	5.31
Options granted	1,719,000	1.15
Options cancelled	(1,199,500)	5.37

Options outstanding, September 30, 2002	3,199,000	3.06
Options granted	1,820,000	0.26
Options exercised	(388,334)	0.28
Options cancelled	(2,889,250)	2.74

Options outstanding, September 30, 2003	1,741,416	1.27

Options exercisable, September 30, 2003	1,049,750	$1.95

Options exercisable, September 30, 2002	2,322,084	$3.35

Options exercisable, September 30, 2001	1,491,510	$5.07

The range of exercise prices for options outstanding and exercisable options at September 30, 2003 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable

$0.25	991,666	4.08	300,000
$0.40	20,000	4.77	20,000
$0.61	225,000	3.67	225,000
$3.05	394,750	3.86	394,750
$3.90	50,000	0.44	50,000
$6.20	15,000	0.86	15,000
$7.40	45,000	1.50	45,000

	1,741,416		1,049,750

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

(d)	Earnings (loss) from operations per share:

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2003	2002	2001

Numerator:
Net earnings (loss) (i)	$2,538,762	$(53,379,435)	$(2,895,372)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding	21,674,064	20,998,397	21,160,616
Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	904,958	—	—
Shares issuable under stock options	460,631	—	—
Shares issuable under conversion of debentures	21,196,342	—	—

Denominator for diluted net earnings (loss) per share	44,235,995	20,998,397	21,160,616

(i)	For fully diluted earnings per share in 2003, the numerator is $3,843,456. This difference is due to the accounting for convertible debentures which requires them to be treated “as if converted” for purposes of fully diluted earnings per share.

Included in the difference is cash interest of $477,377, accreted interest of $718,321 and amortized debenture issue costs of $108,996.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

As the Company experienced a loss for the years ended September 30, 2002 and 2001, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share.

Details of potential dilutive securities are as follows:

	2003	2002	2001

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	—	7,882,353	—
Shares issuable under stock options	—	3,199,000	2,679,500
Shares to be issued in respect of contingent consideration	—	—	1,772,241
Shares issuable upon conversion of convertible debentures	—	8,382,353	—

The Company records no compensation expense when options are issued to employees but provides pro forma information for options granted after October 1, 2002 as disclosed in the Summary of Significant Accounting Policies.

The estimated fair value of the options granted during fiscal 2003 was $175,203 (2002 — $279,759) of which $23,268 (2002 — $nil) was expensed in the financial statements. No other value associated with the stock options was recognized in the accounts of the Company.

The following assumptions were used in the calculation of this estimated fair value:

▶ Risk free interest rate 4.0% (2002 — 4.0%) ▶ Expected life 1.95 years (2002 — 1.36 years) ▶ Expected volatility 83.35% (2002 — 76.0%) ▶ Expected dividends $nil (2002 — $nil)

Assuming that the Company would have expensed the full value of the stock options in their financial results, the following would be the pro forma net income and earnings per share:

2003

Pro forma net income	$2,386,827
Pro forma earnings per share
Basic	$0.11
Fully diluted	$0.08

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

13.	Income taxes

Income tax expense (recovery) for the years ended September 30, 2003, 2002 and 2001 consists of:

	2003	2002	2001

Current	$102,696	$(3,073,468)	$1,927,172
Future	143,828	(1,780,072)	(567,441)

	$246,524	$(4,853,540)	$1,359,731

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 37.1% (2002 — 39.5%; 2001 — 42.5%) of pre-tax income (loss) as a result of the following:

	2003		2002		2001

Income tax expense (recovery) at statutory rates	$1,033,341	37.1%	$(7,153,748)	(39.5)%	$627,270	42.5%
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	(179,597)	(6.4)%	654,691	3.6%	100,000	6.8%
Expenses (revenues) deducted (included) in the accounts that have no corresponding deduction (included) for income taxes	(872,628)	(31.3)%	276,996	1.5%	665,323	45.1%
Impact of different tax rate on earnings of foreign subsidiaries	(307,945)	(11.1)%	(483,406)	(2.5)%	(185,524)	(12.6)%
Change in valuation allowance	963,9133	4.4%	2,407,144	13.3%	—	—
Other	(390,560)	(13.8)%	(555,217)	(3.1)%	152,662	10.4%

	$246,524	8.9%	$(4,853,540)	(26.7)%	$1,359,731	92.2%

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

13.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2003 and 2002 are presented below:

	2003	2002

Future tax assets:
Capital assets	$1,124,221	$1,263,019
Share issuance costs	399,008	422,369
Non-capital losses expiring in 2010	4,853,936	3,890,104
Other	183,549	189,845

	6,560,715	5,765,337
Less valuation allowance	3,371,057	2,407,144

Net future tax assets	3,189,658	3,358,193
Future tax liabilities:
Goodwill	19,258	43,965

Total net future tax assets	3,170,400	3,314,228
Less current portion	498,172	855,000

	$2,672,228	$2,459,228

At September 30, 2003, the Company has non-capital losses of approximately $12,700,000 available to reduce future years’ taxable income, which expire as follows:

2007	$55,000
2008	3,200,000
2009	6,010,000
2010	3,435,000

$12,700,000

The Company has capital losses of approximately $14,000,000 for United States tax purposes available for carryforward up to 2008 to be applied against future capital gains.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

14.	Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003, the Company decided to cease the operations of Hampel after conducting a review, in conjunction with the Company’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As the Company’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of the Company’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. As the Company has no obligation to pay the creditors of Hampel, the consolidated accounts of the Company reflect a gain on the shut-down of Hampel.

Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration, and the purchaser assumed the liabilities. Based on the sale of the shares of Hampel, included in general and administrative expenses is the recognition of a cumulative translation gain of $841,081.

15.	Closure of Subsidiaries

In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and the Company’s other technology company, Sage Information Consultants Inc. (“Sage”), was shut down. The results of operations prior to these closures have been included in the results of operations for 2003.

The sale of assets to Devlin was completed on October 30, 2002 at a price equal to their net book value, and correspondingly no gain or loss on the disposal was recorded. Legal expenses related to the disposal were recorded to reduce the gain on disposal of subsidiaries, and income taxes related to the closure of the company have been provided in the consolidated provision.

Sage was closed effective November 11, 2002. All operations of the business were halted and the assets and liabilities of the company were realized over time. Envoy sold the rights to continue business with the customers of Sage to a company formed by certain management employees of Sage, and the proceeds of this agreement were used to offset some of the costs incurred to close the business. A loss of $114,684 has been recorded on the closure of Sage.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

16.	Unusual items

During 2002, as a result of changes in the bank loan arrangements, the Company was no longer allowed to fully utilize its line of credit and, accordingly, the remaining unamortized portion of deferred financing charges totalling $750,648 were written off.

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

17.	Restructuring costs

In response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002 in order to bring costs more in line with expected revenue. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, the Company recorded a restructuring expense of $10,857,534. The restructuring includes a reduction of staff, as well as the abandonment of leased office space in New York City. As part of the settlement with the landlord, the Company issued 250,000 common shares with a cost of $52,500.

Total restructuring costs accrued at September 30 are classified as:

	2003	2002

Accounts payable and accrued liabilities	$214,060	$1,702,345
Long-term portion of restructuring costs	337,407	792,275

	$551,467	$2,494,620

			Total
			provision	Accrual at
			(recovery)	September 30,
	Cash	Non-cash	2003	2003

Severance	$(74,969)	$—	$(74,969)	$56,885
Lease exit costs	(192,243)	—	(192,243)	494,582
Write-down of capital assets	—	—	—	—

	$(267,212)	$—	$(267,212)	$551,467

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

17.	Restructuring costs (continued)

			Total	Accrual at
			provision	September 30,
	Cash	Non-cash	2002	2002

Severance	$3,268,261	$—	$3,268,261	$1,013,424
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196
Write-down of capital assets	—	3,481,105	3,481,105	—

	$7,323,929	$3,533,605	$10,857,534	$2,494,620

18.	Commitments and contingencies

(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:

2004	$1,903,967
2005	1,687,428
2006	1,537,137
2007	1,074,725
2008	1,067,732
Thereafter	1,290,636

$8,561,625

Rent expense under operating leases for the year ended September 30, 2003 amounted to $2,645,288 (2002 — $2,041,417; 2001 — $1,980,592).

(b)	The Company has letters of credit outstanding of U.S. $500,000 which expire on April 30, 2004.

(c)	The shares held by the minority shareholders of John Street Inc., representing a 30% interest, are mandatorily redeemable by the Company at September 30, 2004 for cash consideration and as such represents a financial liability of the Company. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

(d)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

19.	Financial instruments

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

As at September 30, 2003, the carrying value of the loans payable to landlords was $774,820 (2002 — $900,959) and their fair value was $674,653 (2002 — $671,000).

(b)	Risk management activities:

(i)	Currency risk:

The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2003, there were no foreign currency contracts outstanding.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

19.	Financial instruments (continued)

At September 30, 2003, the Company had U.S. $nil (2002 — $2,002,704) (Cdn.$3,178,691) outstanding on the U.S. portion of the bank credit facility. Prior to June 30, 2002, the U.S. dollar borrowings were designated as a hedge against the Company’s investment in its U.S. operations, managing exposure to foreign currency risk. Commencing July 1, 2002, the Company no longer hedged Watt’s U.S. dollar receivables with foreign currency contracts and thus, the Company’s U.S. dollar borrowings are now a hedge of such receivables.

(ii)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2003, one customer represented 8% of accounts receivable (2002 — one customer represented 11% of accounts receivable).

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing with financially sound counterparties only and, accordingly, does not anticipate loss for non-performance.

20.	Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2003	2002	2001

Net revenue:
Canada	$6,966,653	$15,982,433	$21,826,277
United States	18,185,170	27,708,424	40,970,400
United Kingdom and Continental Europe	17,275,420	15,430,233	19,988,864

	$42,427,243	$59,121,090	$82,785,541

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

20.	Segmented information (continued)

(b)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2003	2002

Capital assets:
Canada	$3,631,876	$5,363,424
United States	—	261,566
United Kingdom and Continental Europe	2,229,441	2,211,738

	$5,861,317	$7,836,728

	2003	2002

Goodwill:
Canada	$3,191,903	$3,087,766
United Kingdom and Continental Europe	7,333,882	8,226,517

	$10,525,785	$11,314,283

(c)	The Company’s external net revenue by type of service is as follows:

	2003	2002	2001

Net revenue:
Marketing	$7,822,280	$12,428,558	$24,374,986
Consumer and retail branding	34,313,108	38,203,746	43,437,449
Technology	291,854	8,488,786	14,973,106

	$42,427,243	$59,121,090	$82,785,541

(d)	In 2003, the Company had three customers, which represented 26%, 16% and 12% of net revenue respectively. In 2002, the Company had three customers which represented 19%, 12% and 12% of net revenue respectively. In 2001, the Company had two customers which represented 13.6% and 11.3% of net revenue, respectively.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

21.	Subsequent events

On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. The loans bear interest at the rate of 10% per annum, mature on October 31, 2006, and carry warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were part of the Warrants previously issued to Envoy’s bankers as described in Note 10(a) and Note 10 (c), and released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. All of these warrants have been exercised subsequent to the year end. $3,800,000 of the loan proceeds were used to pay down the bank debt.

$100,000 of the $500,000 unsecured term notes were loaned by officers of the Company and a further $150,000 of the unsecured term notes were loaned by a relative of a director of the Company.

At a special meeting of shareholders the Company held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50 million common shares to 200 million common shares.

22.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2003, 2002 and 2001 required to conform to US GAAP.

	2003	2002	2001

Net earnings (loss) based on Canadian GAAP	$2,538,762	$(53,379,435)	$(2,895,372)
Stock-based compensation expense (a)	—	—	(886,000)
Foreign currency contracts, net of income tax recovery of $35,703 (c)	—	49,303	(49,303)
Convertible debentures (d)	67,538	(46,100)	—

Net earnings (loss) based on U.S. GAAP	$2,606,300	$(53,376,232)	$(3,830,675)

Net loss from continuing operations	$(1,521,001)	$(15,888,170)	$(4,038,840)
Net earnings (loss) from discontinued operations (note 22(e))	$4,127,301	$(37,488,062)	$208,165

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive.

	2003	2002	2001

Earnings (loss) per share:
Basic	$0.12	$(2.54)	$(0.18)
Diluted	0.12	(2.54)	(0.18)
Loss per share from continuing operations:
Basic	$(0.07)	$(0.76)	$(0.19)
Diluted	(0.07)	(0.76)	(0.19)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2003	2002

Shareholders’ equity based on Canadian GAAP	$12,358,503	$9,779,169
Convertible debentures (d)	(593,958)	(578,603)

Shareholders’ equity based on U.S. GAAP	$11,764,545	$9,200,566

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

(b)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in note 22(a).

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

	2003	2002	2001

Net earnings (loss) in accordance with U.S. GAAP as reported	$2,606,300	$(53,376,232)	$(3,830,675)
Pro forma net earnings (loss)	2,246,121	(54,353,655)	(4,719,780)

Pro forma basic earnings (loss) per share	$0.10	$(2.59)	$(0.22)
Pro forma diluted earnings (loss) per share	0.10	(2.59)	(0.22)

Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2003 was $0.12 per share (2002 — $0.16; 2001 -$2.39).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	4.00%	4.00%	4.70%
Dividend yield	—	—	—
Volatility factor of the future expected market price of the Company’s common shares	83%	76%	65%
Weighted average expected life of the options	1.95 years	1.36 years	2.33 years

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(c)	Derivative financial instruments:

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

As at September 30, 2003 and 2002, there were no foreign currency contracts outstanding.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(d)	Convertible debentures:

During 2003, the Company issued $2,000,000 (2002 — $3,800,000) in convertible debentures. The debentures are convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 11), and are redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures are bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds of $1,465,929 (2002 — $1,949,628) allocated to long-term debt, and $534,071 (2002 — $1,850,372) to shareholders’ equity, respectively.

Under Canadian GAAP, the discount resulting from allocating proceeds to the equity component must be recorded as an additional interest expense, using an effective yield method, over the minimum period to redemption. As a result of accreting the debentures, $718,321 (2002 — $133,870) has been charged as interest expense for 2003. Under Canadian GAAP, issue costs are allocated between the debt and equity components which resulted in $44,048 (2002 — $129,513) of the aggregate $314,955 (2002 — $262,465) issue costs being applied to reduce the equity allocation.

Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date which has been amended, in 2003, from April 29, 2004 and September 12, 2004 respectively to April 24, 2005 for both the debentures issued in 2002. As a result included in interest expense for the debentures during 2003 under U.S. GAAP would be $486,856 (2002 — $168,541) associated with the beneficial conversion feature.

Under U.S. GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. Accordingly, at September 30, 2003 unamortized deferred financing fees under U.S. GAAP would be higher by $68,695 (2002 — $118,084). If the Company had recorded the issue costs in accordance with U.S. GAAP, additional amortization of $163,927 (2002 — $11,429) would have been charged to interest expense. Additionally, share capital would be lower by $130,343 (2002 — $nil).

(e)	Discontinued operations:

The businesses disposed of in the Gain on closure of subsidiaries, as described in Notes 14 and 15, are treated as discontinued operations under U.S. GAAP. This treatment requires that the results of operations of these businesses be removed from the normal operations of the Company, and be presented in summary form as earnings from operations, gain on disposal of, and income taxes from those discontinued businesses.

As a result of the accounting for the disposed businesses as discontinued operations under U.S. GAAP, the amounts reported as assets and liabilities on the balance sheet would be different from those reported under Canadian GAAP. The assets and liabilities of the discontinued operations are as follows:

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(e)	Discontinued operations: (continued)

	2003	2002

Current assets	—	$9,262,277
Long-term assets	—	1,105,466
Current liabilities	—	9,983,488

As a result of accounting for the disposed businesses as discontinued operations under U.S. GAAP, the amounts reported as revenues and expenses in the Statements of Operations of the Company would be different than those reported under Canadian GAAP. The revenues and expenses of the discontinued operations are as follows:

	2003	2002	2001

Net revenue	$3,386,913	$15,824,996	$34,683,009
Operating expenses	2,649,784	16,857,573	28,190,551
Depreciation	70,217	520,401	661,504
Interest expense and financing fees	199	727	40,983
Restructuring costs	—	5,691,023	—
Unusual item	—	—	1,380,967
Income taxes (recovery)	(119,903)	(2,552,010)	1,999,098
Goodwill amortization	—	1,436,173	2,201,741
Write-down of goodwill	—	31,359,171	—

Earnings (loss) from discontinued Operations (excluding gain)	$786,616	$(37,488,062)	$208,165

Pre-tax earnings (loss) from discontinued operations	$906,519	$(34,936,052)	$(1,790,932)
Gain on discontinued operations	3,340,685	—	—
Income taxes (recovery) from discontinued operations	(119,903)	(2,552,010)	1,999,098

Earnings (loss) from discontinued operations	$4,127,301	$(37,488,062)	$208,165

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(f)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account in respect of foreign operations as follows:

	2003	2002	2001

Net earnings (loss) for the year in accordance with U.S. GAAP	$2,606,300	$(53,376,232)	$(3,830,675)
Change in cumulative translation adjustment account	(1,584,672)	515,569	1,147,208

	$1,021,628	$(52,860,663)	$(2,683,467)

(g)	Reduction of capital:

In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 2003 and 2002.

(h)	Other disclosures:

U.S. GAAP and the United States Securities and Exchange Commission require the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

(i)	The allowance for doubtful accounts as at September 30, 2003 was $32,048 (2002 — $226,037).

(ii)	U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2003 were $3,524,013 (2002 — $4,779,517). As at September 30, 2003, Envoy had accrued $1,326,700 (2002 — $1,122,745) for the termination of certain leased premises of Hampel Stefanides.

At September 30, 2003 and 2002, there were no other accrued liabilities that exceeded 5% of current liabilities.

(iii)	The Company has disclosed both net earnings before goodwill amortization and earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(i)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations and the long term portion of restructuring charges would be included in operating activities on the consolidated statement of cash flows.

(j)	Goodwill amortization and goodwill write-downs:

Under U.S. GAAP goodwill amortization and goodwill write-downs would be included as operating expenses in the consolidated statement of operations and the income taxes relating to these items would not be netted against operating expenses.

(k)	Gain on redemption of shares:

Under U.S. GAAP there would be no gain on the redemption of shares (Note 12 (b)).

(l)	Recent accounting pronouncements:

(i)	Effective October 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, “Hedging Relationships”, that establishes standards for the documentation and effectiveness of hedging relationships that are substantially similar to the corresponding requirements in SFAS No. 133. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(ii)	In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. These new rules supersede the write-down and disposal provisions of CICA Handbook Section 3061, “Property, Plant and Equipment”, as well as current Handbook Section 3475, “Discontinued Operations”. The new standards are based on SFAS 144. Under revised Handbook Section 3475, new standards are established for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets as well as for the presentation and disclosure of discontinued operations. New Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standards, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

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

(iii)	In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

(iv)	In December 2002, the FASB issued Statement 148, Accounting for Stock-Based Compensation, Transition and Disclosure. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, Statement 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the annual disclosure requirements of Statement 148, which are effective for fiscal years ending after December 15, 2002 and elected to continue to account for employee stock options under APB No. 25.

(v)	In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for fiscal year ended September 30, 2004. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

(vi)	In May 2003, the FASB issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.