Form 20-F
period 2004-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2005-02-22
CIK 1031516

As filed with the Securities and Exchange Commission on February 22, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2004

OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2004 there were 23,416,600 common shares outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      YES ☑      NO ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:      Item 17 ☑      Item 18 ☐

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLES

          Not applicable

Item 3. KEY INFORMATION

A. Selected Financial Data1

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

Fiscal Years Ended September 30	2004[2]	2003[3]	2002[4]	2001[5]	2000[6]
(all amounts in thousands, except per share data)
Statement of Operations Data:
Net Revenue	$40,803	$40,853	$56,897	$81,680	$59,109

(Loss)Income From Continuing Operations	(2,642)	2,494	(53,369)	(2,788)	2,808

(Loss) Income From Continuing Operations Basic Earnings Per Share	($0.25)	$0.58	($12.71)	($0.66)	$0.73

(Loss) Income From Continuing Operations Diluted Earnings Per Share	($0.15)	$0.43	($12.71)	($0.66)	$0.70

Net (Loss) Earnings[7]	(3,107)	2,539	(53,379)	(2,895)	2,910

Net (Loss) Earnings Per Share[7] Basic	($0.18)	$0.59	($12.71)	($0.68)	$0.76
Net (Loss)Earnings Per Share[7] Diluted	($0.18)	$0.43	($12.71)	($0.68)	$0.73

1 The consolidated financial statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) in Canada, which vary in certain significant respects from Generally Accepted Accounting Principles (“U.S. GAAP”) in the United States. Reconciliation to U.S. GAAP is set forth in Note 24 to the Notes to the audited Financial Statements of Envoy. The following would be the adjustments to the information provided above as an increase (decrease) to: Net Revenue 2004 $nil 2003 ($3,387), 2002 ($15,825), 2001 ($34,683); and ($24,821); (Loss) income from continuing operations 2004 $(464), 2003 ($4,060), 2002 $37,491, 2001 ($728) and 2000 ($3,263);(Loss) income from continuing operations earnings per share basic 2004 $(0.03), 2003 (0.94), 2002 $8.93, 2001 $(0.17), and 2000 $(0.73); (Loss) income from continuing operations earnings per share diluted 2004 $(0.03), 2003 $(0.61), 2002 $8.93, 2001 $(0.15), and 2000 $(0.82); Net (Loss) earnings 2004 $(464),2003 $68, and 2002 $3, 2001 ($936) and 2000 $nil ; and Net (Loss) Earnings per share basic 2004 $(0.03), 2003 $0.01, and 2002 $nil, 2001 ($0.22) and 2000 $nil; Net (Loss) per share diluted 2004 $(0.03,) 2003 $nil, and 2002 $nil, 2001 ($0.22)and 2000 $nil.

     Effective May 1, 2003, Envoy uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Companies ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods. For businesses that were disposed of prior to the adoption of these new standards, Envoy includes the results of their operations in the comparative financial results.

At a meeting held on August 14, 2003, the Company shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. Information on number of shares outstanding, and stock options are disclosed on a pre consolidation basis.

Fiscal Years Ended September 30	2004	2003	2002	2001	2000
(all amounts in thousands)
Balance Sheet Data:
Current Assets	$59,259	$18,844	$27,447	$51,138	$43,337
Total Assets	88,880	37,967	49,174	113,850	102,308
Total Debt[8]	659	11,425	14,795	11,928	10,832
Shareholders’ Equity[9]	76,891	12,359	9,779	61,319	62,687
Retained (Deficit) Earnings[10]	(48,344)	(45,237)	(47,776)	5,508	8,403

2 The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2004 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.3759 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2878 Cdn. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

3 The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2003 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.3425 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2448 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of US activities is $1.00 U.S. to $1.4635 Cdn. and with respect to the Balance Sheet Data of US activities is $1.00 U.S. to $1.3499 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc. “Sage”, Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 15 and 16 to the consolidated financial statements.

4 The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2002 of Gilchrist is £1.00 to $2.3119 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.4894 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5731 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5872 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affects the comparability of the information in the Selected Financial Data.

5 The Statement of Operations Data for the year ended September 30, 2001 includes the results of operations of The International Design Group (“IDG”), acquired effective as of January 1, 2001, for the nine month period from January 1, 2001 to September 30, 2001. See Item 4 “Information on the Company” for a description of this acquisition. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.2122 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.3264 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5785 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5352 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

6 The Statement of Operations Data for the year ended September 30, 2000 includes the results of operations of Sage, acquired effective as of June 1, 2000, for the four month period from June 1, 2000 to September 30, 2000, and the results of operations of Gilchrist, acquired effective as of July 1, 2000, for the three month period from July 1, 2000 to September 30, 2000. See Item 4 “Information on the Company” for a description of such acquisitions. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.1885 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2163 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.4722 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5035 Cdn. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

7 As reflected in Note 24 to the Notes to the audited Financial Statements of Envoy, the net loss from continuing operations for the years ended September 30, 2004, 2003, and 2002 were ($3,106),($1,566)and ($15,878) respectively under U.S. GAAP. The net earnings (loss) for the years ended September 30, 2004, 2003, and 2002 was ($3,571), $2,606 and ($53,376) respectively under U.S. GAAP. The diluted net (loss) earnings per share for the years ended September 30, 2004, 2003, 2002 and 2001 was ($0.21), $0.43, ($12.71) and ($0.91), respectively under U.S. GAAP.

     As described in Note 11 and Note 23(b) to the Notes to the audited Financial Statements of Envoy, on January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

8 Total debt includes both the current and long term portion of debt.

9 As reflected in Note 24 to the Notes to the audited Financial Statements of Envoy the shareholders’ equity as at September 30, 2004 and 2003 was $77,066, and $11,765, respectively under U.S. GAAP. Total assets as of September 30, 2004, 2003, 2002,and 2001, under US GAAP would include the unrealized gain on securities for sale of $174, $nil, $nil, $nil, and $nil respectively

10 Retained earnings as of September 30, 2004, 2003, 2002, 2001, and 2000, excludes the cumulative foreign currency translation adjustment of $74, ($236), $1,348, $833 and ($314) respectively. See Note 2(f) to the Notes to the audited Financial Statements of Envoy.

     Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future.

Exchange Rates

On February 17, 2005, the noon buying rate for Canadian dollars as reported by the Federal Reserve Bank of New York was $1.00 U.S. to 1.2310 Cdn. The following table sets forth for the periods indicated certain information regarding the exchange rate into U.S. currency of Canadian dollars. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Fiscal Year Ended September 30,
	2004	2003	2002	2001	2000
Average*	$1.2034	$1.4553	$1.5731	$1.5353	$1.4724

*	The average rate means the average of the exchange rates on the last day of each month during the fiscal period.

	For the month ending
	January	December	November	October	September	August
	2005	2004	2004	2004	2004	2004
High	$1.2422	$1.2401	$1.2263	$1.2726	$1.3071	$1.3314
Low	1.1982	1.1856	1.1775	1.2194	1.2648	1.2964

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

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2004, Envoy had one customer, who represented 15% of accounts receivable and one customer who represented 8% of accounts receivable as at September 30, 2003.

Envoy’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2004 for each of Envoy’s clients that accounted for 10% or more of its net revenue and for Envoy’s five largest clients combined:

Fiscal Year Ended
Client	September 30, 2004
ASDA Stores Limited	37.0%

Safeway Brands Inc.	15.0%

Wal-Mart Stores Inc.	11.0%

Five largest clients combined	68%

Although Envoy has over 75 clients, a relatively small number contribute a significant percentage of Envoy’ consolidated net revenue. For the year ended September 30, 2004, the Company’s top three clients accounted for 63% of its consolidated net revenue. As Envoy’s relationships with these clients have been long-standing ones, the Company expects reliance on such clients to continue into the future. The failure to achieve continued design wins from one or more of these clients without adding new sources of net revenue could have an adverse effect on Envoy’s financial results.

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

Envoy conducts its branding services through its wholly-owned subsidiaries, Watt International Inc. and Watt Gilchrist Limited (collectively, “Watt”), which together form one of the world’s largest brand strategy and design consultancies. With seven offices located throughout North America, the United Kingdom and Continental Europe, Watt’s clients include The Great Atlantic & Pacific Tea Company (“A&P”), Asda Stores Ltd., Carulla Vivero S.A., Cencosud S.A, Cott Beverages Ltd., Famous Players Ltd., Giant Food Inc., Gigante, S.A. de C.V., Immobilaria Las Verbenas S.A., Longs Drug Store Corporation, Kraft Foods Inc., Next plc, Safeway Brands Inc., Shaws Supermarkets, Inc., Sobeys Inc., Sports Authority, Smart & Final Stores Corporation and Wal-Mart Stores Inc.

Envoy provides advertising and communications services through a 100% owned subsidiary, John Street Inc. Clients of John Street include Harvey’s (a division of Cara Operations Limited), Scott Paper Ltd., Tetley Canada, Moore’s, Fuji Photo Film Canada Inc., The Family Channel Inc. and Viewer’s Choice.

In 2004 three customers accounted for 37%, 15% and 11% respectively of net revenue. In 2003, three customers accounted for 26%, 16% and 12% of net revenue. In both years, no other customers accounted for more than 10% of net revenue.

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

Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. (“Promanad”), an advertising, public relations and corporate identity agency. Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides Inc., (“Hampel”) effective as of October 1, 1998.

Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc., a Toronto-based website design and development company.

Effective as of May 1, 1999, Envoy acquired Watt International Inc. (“Watt International”), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. (“Watt Design”), a Toronto-based provider of design, packaging, retail environments and marketing identity services to retailers. Envoy expanded its geographical reach into the United Kingdom and the continental Europe marketplace through its acquisition of Gilchrist Brothers Limited (“Gilchrist”), a United Kingdom based digital imaging and design firm, effective as of July 1, 2000. Effective as of January 1, 2001, Envoy acquired The International Design Group (Canada) Inc., (“IDG”) a Toronto-based retail planning and design firm. IDG was amalgamated with Watt International effective September 30, 2001. Watt International, Gilchrist and IDG are referred to collectively as (“Watt”).

Effective as of June 1, 2000, Envoy acquired Sage Information Consultants Inc., a digital professional service firm operating in the United States and Canada.

During July 2001, Envoy launched John Street Inc. a Toronto based advertising and Communications initiative to replace the advertising business previously conducted by the Communiqué Group Inc. On September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc., which it did not already own. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain future performance milestones.

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

On January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business. Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. The business was sold for a nominal consideration.

On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 is payable in cash on closing. The remaining 35% of the Parker Williams shares (Management Shares) will continue to be held by senior management of Parker Williams” (Management Shareholders), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following closing. The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area. Parker Williams was formed in 1990 by designers Tamara Williams and Tony Parker. With over 25 years design experience in Europe, America and the Far East, Parker Williams has revenues of approximately $5.0 million annually. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.

B. Business Overview

Services in the Envoy Group include:

Consumer and retail branding – Watt International, a wholly owned subsidiary of Envoy, that management believes to be one of the world’s leading brand strategy and design consultancies provides the following services: strategic brand consulting, corporate identity and communications, retail branding and store design, and package design. Watt International also provides brand management, pre-press and film through Watt Gilchrist, a sister company with more than 100 years of experience.

Marketing – John Street. Inc., a 100% owned subsidiary of Envoy provides advertising and communications services that include creative concept development, strategic planning and consulting, advertising production, media planning and purchasing.

Net revenue by type of service for the last three fiscal years is as follows: (all amounts in thousands)

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Net revenue:
Marketing	$3,839	$6,248	$10,204
Consumer and retail branding	36,964	34,313	38,204
Technology		292	8,489

	$40,803	$40,853	$56,897

Net revenue by geographic region, based on the region the customer is located, is as follows: (all amounts in thousands)

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Net revenue:
Canada	$5,635	$5,393	$13,758
United States	14,444	18,185	27,709
United Kingdom and Continental Europe	20,724	17,275	15,430

	$40,803	$40,853	$56,897

Our Strategic Direction

During fiscal 2004 Envoy sold all the shares of its corporate event and corporate travel business and during fiscal 2003, Envoy divested its technology services. Envoy remains focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

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

During fiscal 2004 through two public offerings Envoy raised gross proceeds of $66.4 million and net proceeds of $60.1 million. During the second quarter, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness.

Management believes the offering will enable Envoy to achieve two important goals. In addition to allowing Envoy to eliminate its debt, the size of this offering will permit Envoy to engage in a meaningful M&A program.

On November 10, 2004, Envoy, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (Parker Williams), a packaging design and brand specialist company based in London, United Kingdom. Both companies believe the combined expertise and focus within the retail arena will provide exciting new opportunities across both Europe and North America.

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

This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy has made a series of announcements subsequent to the 2003 fiscal year-end that highlight the significant opportunities we are pursuing.

In November 2003, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage highly experienced work forece and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of Envoys’ new client acquisition strategy.

Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 cent increase in speed-to-market.

In December 2004, Envoy announced that it has been selected by Carulla Vivero S.A. to re-define its private label program. Carulla Vivero is the second largest retailer in Colombia, operating a chain of 154 supermarkets, hypermarkets and discount stores throughout the country. The two companies partnered in 2003 to re-position and design Vivero, the retailer’s hypermarket banner, and Watt continues to help roll out the new concept in various locations. In August 2004, Watt and Carulla Vivero broadened their relationship re-designing the latter’s supermarket chain, Carulla. This latest initiative will ensure continuity of the Carulla Vivero brand across all banners: Carulla, Vivero, Frescampo, Surtimax and Merquefacil.

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

C. Organizational Structure

     Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

Company	%of Ownership	Jurisdiction of Incorporation
Watt International Inc.	100	Ontario
Watt Gilchrist Limited	100	United Kingdom
John Street Inc.	100	Ontario

D. Property, Plants and Equipment

We currently operate offices in the following cities: Toronto, Canada, London, UK, Leeds, UK, San Francisco, USA, Strassbourg, France, and Bentonville, USA. The terms of our principal leases are as follows:

Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. In addition to Envoy, Watt IDG, a division of Watt International, and John Street Inc. are also located at these premises. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $177,000 Cdn. with rent increases each year of the lease term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 Cdn. as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2004 was $406,000Cdn.

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

During fiscal 2004, Envoy negotiated to payoff all amounts owing with respect to the Hampel lease. In 2003 when the Hampel business was closed down, Envoy negotiated a settlement with the landlord agreeing to make 22 monthly payments of $33,316 (U.S) commencing on March 1, 2003, and a final payment of $150,000.00 (U.S.) in February 2005. The payments were secured by a letter of credit in the amount of $250,000 (U.S.) in favour of the landlord. During 2002 Envoy negotiated the exit of approximately 18,000 square feet of office space located on the 12th floor of 111 Fifth Avenue, New York, New York. Under the terms of the lease settlement agreement Envoy agreed to pay the landlord on September 30, 2002 $500,000 (U.S.) cash, issued 250,000 common shares of Envoy at a price of $.50 (U.S.) per share and agreed to make 22 additional monthly payments of $36,638 (U.S.) commencing October 1, 2002. The payments were secured by a letter of credit in the amount of $250,000 (U.S.) in favour of the landlord. The total expense relating to the 12th floor termination agreement has been reflected as restructuring costs in fiscal 2002.

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the financial statements of Envoy and notes relating thereto included elsewhere in this Form 20-F. The information contained in this Item# 5 refers to financial statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 24 to the Notes to the audited Financial Statements of Envoy. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

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

Overview

Net Revenue. The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned; and

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable.

(iii)	the amount collected in excess of pass-through costs incurred; and

(iv)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

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

Tax Matters. With respect to Envoy’s 2004 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $18.0$ million in loss carry forwards. Details on income taxes are set forth in Note 14 to the Notes to the audited consolidated Financial Statements of Envoy.

A. Operating Results

OVERVIEW

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at $1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with our offering of units, we issued an additional 3,947,370 First Units. The total number of First Units issued to the public was 30,263,170, with total gross proceeds of approximately $40.2 million. During the second quarter, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Through a public offering, on May 12, 2004, Envoy issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26.2 million. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that we determine have potential to create value for our shareholders and that either complement, or provide an opportunity to diversify our current business.

Net proceeds after deducting expenses from the two public offerings described above were approximately $60.1 million.

During fiscal 2004, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 1,372,200 common shares for cash consideration of $816,549. Under the terms of the normal course issuer bid, Envoy may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004. Subsequent to the year-end, Envoy has purchased for cancellation an additional 4,543,682 common shares of Envoy, which is equivalent to 908,736 common shares after giving effect to the share consolidation (reverse split) described in Note 23(b).

At a meeting held on August 14, 2003, the Envoy’s shareholders approved the consolidation of the common shares on the basis to be determined by Envoy’s board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Envoy’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares currently outstanding. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post consolidation was approximately 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.

On November 10, 2004, Envoy, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (Parker Williams), a packaging design and brand specialist company based in London, United Kingdom. The purchase price of £1,818,000 is payable in cash on completion. The remaining 35% of the Parker Williams shares the Management Shares will continue to be held by senior management of Parker Williams (Management Shareholders), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion. The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting. Parker Williams, whose clients include: Sainsbury’s Supermarkets and Coop Norden, are specialists in the retail area. Parker Williams was formed in 1990 by designers Tamara Williams and Tony Parker. With over 25 years design experience in Europe, America and the Far East, Parker Williams has revenues of approximately $5.0 million annually. Both companies believe the combined expertise and focus within the retail arena will provide exciting new opportunities across both Europe and North America.

During fiscal 2003, Envoy divested its technology services to remain focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment. As discussed in Note 22, the net revenue from this company was $0.4 million in fiscal 2004 and $1.6 million in fiscal 2003. Net earnings, excluding the loss on sale of Communique were less than $0.1 million for fiscal 2004 and 2003.

During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real-estate lease commitments associated with our New York Agency. The cost associated with this termination of the real estate has been fully expensed in the Financial Statements. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shut down.

Envoy’s 2004 results compared to the previous year reflect management’s continued execution of the fiscal 2002 restructuring plan to more closely align costs with projected revenue, to divest of non-core assets, to reduce bank indebtedness and to focus resources on our consumer and retail branding businesses.

Our salaries increased to $27.7 million from $26.9 million or 3.0% from the previous year. As we stated in the third quarter, our goal was to improve our labour to net revenue ratio to 66% for the full fiscal 2004 year. Our labour to net revenue ratio was 72.6% for the 4th quarter and was 67.8% for fiscal 2004. We expect our labour to net revenue ratio for fiscal 2005 to be about 70.0%.

Our occupancy costs have decreased to $3.0 million from $3.1 million or 1.6% from the previous year. As we stated in the third quarter of fiscal 2004, we estimated that our occupancy to net revenue ratio would be 6.8% for the full fiscal 2004. We achieved an occupancy to net revenue ratio of 7.4% for the full fiscal 2004. We expect our occupancy to net revenue ratio to continue to be in the 7.4% range in fiscal 2005.

As a result of the early repayment in fiscal 2004 of the outstanding debentures, and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertibles. As a result, the accreted interest imputed on warrants and debentures in fiscal 2004 increased by $1.8 million from fiscal 2003. Envoy has no expected future requirement for debt financing, and so the accreted interest for fiscal 2005 is expected to be $nil.

Management continues to focus on our core strength, consumer and retail branding. In fiscal 2004, Watt represented 91% of our business. In the third quarter of fiscal 2003, Watt signed new client contracts valued at more than $12.0 million over a three to four year period. This new business will continue to positively impact our revenue in fiscal 2005.

Net revenue for the year ended September 30, 2004 was $40.8 million. At June 30, 2004 we had estimated that our net revenue for the 4th quarter would be consistent with our 4th quarter of fiscal 2003, in the range of $10.3 million. The actual net revenue for the 4th quarter was $10.1 million. Net revenue in the second half of fiscal 2004 increased 7.9% over the net revenue in the first half of fiscal 2004, and increased 2.7% compared to the same period of fiscal 2003. We expect net revenue to improve by about 16% in fiscal 2005 from fiscal 2004.

As a result of the operational changes and financial changes discussed above, management believes the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2005 to be stronger than the first half of fiscal 2005, reflecting the seasonal patterns in our business.

SELECTED ANNUAL INFORMATION

	Fiscal 2004		Fiscal 2003		Fiscal 2002

Net revenue	$40.8	million	$40.9	million	$56.9	million
Net earnings (loss):
From continuing operations	($2.6	) million	$2.5	million	($53.4	) million
Including discontinued operations	($3.1	) million	$2.5	million	($53.4	) million
Net earnings (loss) per share
From continuing operations
Basic	$(0.15)		$0.58		$(12.71)
Diluted	$(0.15)		$0.43		$(12.71)
Including discontinued operations
Basic	$(0.18)		$0.59		$(12.71)
Diluted	$(0.18)		$0.43		$(12.71)

As at:	Sep 30, 2004			Sep 30, 2003			Sep 30, 2002

Total assets		$88.9	million		$38.0	million		$49.2	million
Total long-term financial liabilities		$0.4	million		$4.9	million		$4.2	million
Cash dividends declared	$	nil		$	nil		$	nil

RESULTS OF OPERATIONS

Fiscal Year Ended September 30, 2004 compared to Fiscal Year Ended September 30, 2003

Net revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising and marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the twelve months ended September 30, 2004 was $40.8 million, compared to $40.9 million for the twelve months ended September 30, 2003, a decrease of $0.1 million. For fiscal 2005, we expect net revenue of between $50 and $53 million, including the Parker Williams acquisition.

Revenue Mix by type of service and by client location:

	Net Revenue (in millions)
	2004	% of total	2003	% of total
By Type of Service
Marketing	$3.8	9%	$6.3	15%
Consumer and retail branding	37.0	91%	34.3	84%
Technology	nil	nil	0.3	1%
	$40.8	100.0%	$40.9	100.0%

	2004	% of total	2003	% of total
By Client Location
Canada	$5.6	14%	$5.4	13%
United States	14.5	35%	18.2	45%
Europe *	20.7	51%	17.3	42%
	$40.8	100.0%	$40.9	100.0%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Approximately $0.3 million of the decrease in revenue in fiscal 2004 compared to fiscal 2003 is related to our exit from our technology business. In the first quarter of fiscal 2003, the assets of Devlin were sold and Sage was shut down.

Net revenue from marketing has decreased by approximately $2.5 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 15 to the Financial Statements). The $3.1 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $0.7 million.

Net revenue from consumer and retail branding services increased approximately $2.7 million, or 7.7%. There have been significant new business wins over the second half of fiscal 2004 which has contributed to the improvement in net revenue. Revenue from these sources should continue to improve in the coming year.

Net revenue by customer location:

Net revenue from Canada increased approximately $0.2 million, from $5.4 million in fiscal 2003 to $5.6 million in fiscal 2004, an increase of 4.5%. Net revenue from the US has decreased approximately $3.7 million, a decrease of 20.3%. Approximately $3.1 of the decline is due to the closure of our New York Agency. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $3.4 million during fiscal 2004, an increase of 20.0%. We expect continued growth and improvement from Europe in fiscal 2005.

Our three largest clients in fiscal 2004 accounted for 63% of our net revenue for fiscal 2004, compared to 54% of our net revenue in fiscal 2003. In fiscal 2004, one client accounted for 37% of our net revenue compared to fiscal 2003 when one client accounted for 26% of net revenue.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

Operating expenses increased by 5% to $37.7 million for fiscal 2004 from $35.8 million in fiscal 2003. The primary reasons for the increase in operating expenses, were an increase in salaries and benefits of $0.8 million and an increase in general and administrative expenses of $1.2 million from fiscal 2003. Occupancy costs decreased $0.1 million in fiscal 2004.

Salaries and benefits expenses for fiscal 2004 were $27.7 million, compared to $26.9 million for fiscal 2003, an increase of $0.8 million or 3%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

General and administrative expenses for fiscal 2004 were $7.0 million, compared to $5.8 million for the previous year. This represents an increase of $1.2 million, or 20%. Excluding the $0.1 million foreign exchange gain in fiscal 2003 and the $0.4 million foreign exchange expense in fiscal 2004, general and administrative expenses increased $0.7 million in fiscal 2004.

Occupancy costs for fiscal 2004 were $3.0 million, compared to $3.1 million for fiscal 2003, a decrease of 1.6%. We expect our annual occupancy expense going forward to be approximately $2.8 million as we continue to monitor these expenses.

Depreciation expense Depreciation expense for fiscal 2004 and fiscal 2003 was $2.4 million.

Interest expense Interest expense is made up of interest expense and financing costs due to holders of the outstanding debt of the company, and non-cash accreted interest imputed on warrants and debentures. The non-cash accreted interest arose as a result of the amortization of the value assigned to the warrants granted to the debentures issued in fiscal 2004, and the value assigned to the conversion option of the convertible debentures issued in fiscal 2002 and 2003. The interest expense and financing costs for fiscal 2004 was $1.0 million, compared to $2.0 million for fiscal 2003. As detailed in Notes 8, 9 and 10, the Company had obtained debt financing to meet the ongoing cash requirements of the business. The debt was repaid from the proceeds of the public offering detailed in Note 11(b), As a result of the early repayment of the debentures, and the conversion of the remaining convertible debentures, the unamortized warrant value and unamortized conversion value was charged to accreted interest in fiscal 2004.

Details of interest expense and accreted interest imputed on warrants and debentures

During the first quarter of fiscal 2004, we borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. As a condition of these loans, share purchase warrants to purchase 2,250,000 of our common shares were transferred to the holders of the secured debentures and the unsecured term notes. In addition, 50,000 warrants were transferred to the holder of the $0.5 million promissory note in exchange for the renegotiation of the terms of the note. These 2,300,000 warrants were previously issued to our bankers and were released by the bankers upon the condition that we raise additional funds to further reduce our bank indebtedness.

We used the Black-Scholes option pricing model to arrive at a value for the warrants based on an analysis of the warrant exercise price, time to expiry and the volatility of our common share price. The value assigned to the warrants is amortized over the life of the loan and a corresponding periodic charge is made to interest expense. During the second quarter of fiscal 2004, the loans made by the holders of the warrants were repaid by Envoy and the remaining unamortized value of $2.3 million assigned to the warrants, has been charged to accreted interest imputed on warrants and debentures. Included in interest expense and financing costs is a charge of $0.4 million paid to the holders of the secured debentures for the early repayment of their loans.

Investment earnings Investment earnings for fiscal 2004 was $0.4 million, compared to $nil for fiscal 2003. Investment earnings are the income earned on the amounts invested in cash and cash equivalents. We expect investment earnings of $1.5 million for fiscal 2005.

Loss from discontinued operations As detailed in Note 22 of the consolidated financial statements, Envoy sold its shares of Communique effective January 1st, 2004. The loss of $0.5 million for fiscal 2004 reflects the loss realized as a result of the sale, compared to income of less than $0.1 million for fiscal 2003, earned by Communique during that period.

Gain on Closure of Subsidiaries During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As Envoy’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of Envoy’s debt obligations to the banks. Consequently, there was not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. As Envoy has no obligation to pay the creditors of Hampel, the consolidated accounts of Envoy reflect a gain on the shut-down of Hampel. We also successfully terminated the real-estate lease commitments associated with Hampel. The cost associated with the termination of this lease commitment has been fully expensed in the Financial Statements. Further details are provided in Note 15 to the Financial Statements. In the first quarter of fiscal 2003, we ended our technology operations by disposing of Devlin and shutting down Sage.

As a result of the above, we experienced a gain on closure of subsidiaries of $2.5 million in fiscal 2003.

Income taxes In 2004, our effective income tax rate, as a percentage of income before income taxes, goodwill amortization and write-down and discontinued operations, was 6.0% compared to the 2003 rate of 8.7%. Details are provided in Note 2(g) and Note 14 to the Financial Statements.

Goodwill In accordance with the accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. As a result, there was no amortization of goodwill during fiscal 2004 or 2003. At September 30, 2004, Envoy performed an impairment test on the Goodwill and determined that no write-down was required.

Net earnings (loss) Envoy experienced a net loss of ($3.1) million in fiscal 2004, compared to net earnings of $2.5 million in fiscal 2003. We expect net earnings of between $4.7 and $5.2 million for fiscal 2005, after considering the impact of the items discussed above, including the results of Parker Williams.

ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING

Through public offerings in fiscal 2004, Envoy raised $66.5 million gross proceeds ($60.1 million of net proceeds). In the short form prospectus issued with the public offerings, Envoy indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for Envoy shareholders, and that either complement or provide an opportunity to diversify the current business of Envoy. Envoy retained broad discretion in allocating the net proceeds of the public offering.

	Fiscal 2004	Fiscal 2003		Fiscal 2002

	(in millions)	(in millions)		(in millions)

Net proceeds from public offering	$60.1	$	nil	$	nil

Net proceeds were used to:
Repay short-term debt	6.9		Nil		nil
Redeem outstanding shares	0.8		Nil		nil
Repay long term debt	5.2		Nil		nil
Allocated to investment portfolio	46.7		Nil		nil
Other working capital changes	0.5		Nil		nil

Total use of proceeds	$60.1	$	nil	$	nil

As a result of repaying the outstanding debt, Envoy has established financial flexibility and is able to take advantage of acquisition opportunities as they are identified.

SUMMARY OF QUARTERLY RESULTS

Fiscal 2004	Q4 2004		Q3 2004		Q2 2004		Q1 2004

Net revenue	$10.1	million	$11.1	million	$10.6	million	$9.0	million

Net earnings (loss):
From continuing operations	($0.3	) million	$1.2	million	($3.1	) million	($0.5	) million
Including discontinued operations	($0.3	) million	$1.2	million	($3.6	) million	($0.5	) million

Net earnings (loss) per share
From continuing operations
Basic	($0.01)		$0.06		($0.26)		($0.06)
Diluted	($0.01)		$0.06		($0.26)		($0.06)
Including discontinued operations
Basic	($0.01)		$0.06		($0.30)		($0.06)
Diluted	($0.01)		$0.06		($0.30)		($0.06)

Fiscal 2003	Q4 2003		Q3 2003		Q2 2003		Q1 2003

Net revenue	$10.3	million	$10.4	million	$8.7	million	$11.5	million

Net earnings (loss):
From continuing operations	$0.8	million	$1.0	million	$1.4	million	($0.6	) million
Including discontinued operations	$0.8	million	$1.0	million	$1.4	million	($0.6	) million

Net earnings (loss) per share
From continuing operations
Basic	$0.17		$0.23		$0.30		($0.13)
Diluted	$0.09		$0.16		$0.29		($0.13)
Including discontinued operations
Basic	$0.15		$0.25		$0.35		($0.15)
Diluted	$0.10		$0.15		$0.30		($0.15)

Net revenue: Net revenue for the three months ended September 30, 2004 was $10.1 million, compared to $10.3 million for the three months ended September 30, 2003. This represents a decrease of $0.2 million or 1.8%.

Operating expenses: Operating expenses for the three months ended September 30, 2004 were $10.2 million, compared to $8.2 million for the three months ended September 30, 2003. This represents an increase of $2.0 million or 24.7%. Salaries expense increased by $1.0 million, occupancy expense by $0.3 million and general and administrative expense by $0.7 million compared to the three months ended September 30, 2003. Excluding the effect of foreign exchange, general and administrative expense, increased by $0.3 million, or 19.7% compared to the same period in fiscal 2003.

Net earnings (loss): As a result of the foregoing factors, Envoy had a net loss of ($0.3) million for the three months ended September 30, 2004, compared to net earnings of $0.8 million for the three months ended September 30, 2003.

Share Consolidation (Reverse stock split) On April 1, 2004, we received written notification from The Nasdaq SmallCap Market (“NASDAQ”) that our common shares had closed below the minimum US$1.00 per share requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(4) (the “Rule”). Consequently, we were provided 180 calendar days, or until September 28, 2004, to regain compliance. Since we did not regain compliance with the Rule by September 28, 2004, but otherwise met NASDAQ’s initial listing criteria, NASDAQ notified us that we had been granted an additional 180 calendar day compliance period. If we have not regained compliance within the second 180 day compliance period, but otherwise satisfy the initial listing criteria, we may be afforded an additional compliance period, up to our next shareholder meeting, provided we commit to NASDAQ to seek shareholder approval for a consolidation (reverse split) of our common shares at or before our next shareholder meeting and promptly thereafter effect the consolidation (reverse split). If we do not regain compliance with the Rule and are not eligible for an additional compliance period, NASDAQ will provide notification that our common shares will be delisted.

At a special meeting held on August 14, 2003, our shareholders passed a special resolution authorizing a consolidation (reverse split) of the common shares on a basis to be determined by our Board of Directors, such consolidation not to exceed one new common share for each ten common shares issued and outstanding. On January 21, 2005, Envoy announced that its board of directors has approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation (reverse stock split) affected all common shares, warrants and stock options of Envoy that were currently outstanding. Any fractional shares resulting from this consolidation (reverse stock split) will be adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post consolidation is expected to be approximately 22,507,864.

Envoy’s board of directors made the decision to effect the stock consolidation (reverse stock split) immediately in order to allow Envoy sufficient time to comply with the Rule. The common shares commenced trading on a consolidated basis on the Toronto Stock Exchange and the NASDAQ Stock Market on February 10, 2005.

Amendment to terms of warrants

At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.

Increase in authorized share capital

At a special meeting of shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 50 million common shares to 200 million common shares.

At September 30, 2004, there were 117,083,000 common shares of Envoy issued, compared to 31,047,027 issued at September 30, 2003. Giving effect to the share consolidation (reverse stock split) detailed above, the common shares issued at September 30, 2004 and at September 30, 2003 would be 23,416,600 and 6,209,405 respectively.

Fiscal Year Ended September 30, 2003 compared to Fiscal Year Ended September 30, 2002

Net revenue for the twelve months ended September 30, 2003 was $40.9 million, compared to $56.9 million for the twelve months ended September 30, 2002, a decrease of $16.0 million or 28%.

Revenue Mix by type of service and by client location:

By Type of Service	2003	% of total	2002	% of total
Marketing	$6.3	15%	$10.2	18%

Consumer and retail branding	34.3	84%	38.2	67%

Technology	0.3	1%	8.5	15%

	$40.9	100%	$56.9	100%

By Client Location	2003	% of total	2002	% of total
Canada	$5.4	13%	$13.8	24%

United States	18.2	45%	27.7	49%

Europe *	17.3	42%	15.4	27%

	$40.9	100%	$56.9	100%

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

Net revenue from marketing has decreased by approximately $3.9 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 15 to the Financial Statements). The $5.0 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $1.1 million. Net revenue from consumer and retail branding services decreased approximately $3.9 million, from $38.2 million to $34.3 million, a decline of 10%. Approximately $1.9 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. Although net revenue in fiscal 2003 from our consumer and retail branding services are lower than last year, there have been significant new business wins over the second half of fiscal 2003. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs. Therefore, revenue from these sources should improve in the coming year.

Net revenue by customer location:

Net revenue from Canada decreased approximately $8.4 million, from $13.8 million in fiscal 2002 to $5.4 million in fiscal 2003, a decline of 61%. Approximately, $8.2 million of that was due to the restructuring of business in 2002, the shutdown of Sage and the sale of the assets of Devlin in 2003. Net revenue from the US has decreased approximately $9.5 million. Approximately $5.0 of the decline is due to the closure of our New York Agency, the US revenue related to our shutdown of Sage and the closure of the Boston and New York consumer and retail branding part of the business. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $1.8 million during fiscal 2003. We expect continued growth and improvement from Europe in fiscal 2004.

Our three largest clients in fiscal 2003 accounted for 54% of our net revenue for the current period, while our three largest clients in fiscal 2002 accounted for 44% of our net revenue. In fiscal 2003, one client accounted for 26% of our net revenue compared to fiscal 2002 when there were no clients that accounted for more than 20% of net revenue.

Operating Expenses Operating expenses decreased by 40% to $35.8 million for fiscal 2003 from $59.5 million in fiscal 2002. Salaries and benefits expenses for fiscal 2003 were $26.9 million, compared to $43.5 million for fiscal 2002, a decrease of $16.6 million or 38%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

General and administrative expenses for fiscal 2003 were $5.9 million, compared to $11.4 million for the previous year. This represents a decrease of $5.5 million, or 48%. Included in general and administrative expenses for fiscal 2003 is a foreign exchange gain of $0.3 million. This gain consists of a foreign exchange loss from operations of ($0.5) million and the recognition of deferred foreign exchange gains of $0.8 million from the closure of our New York Agency, details of which are provided in Note 15 to the Financial Statements. Excluding the foreign exchange gain related to the closure of our New York Agency, general and administrative expenses declined by 42%. This decline reflects the significant efforts we have been making to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies. In addition to the cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for fiscal 2003 were $3.1 million, compared to $4.6 million for fiscal 2002. This decrease of $1.5 million is a result of the termination of office space obligations in both New York and Toronto, our restructuring initiative in fiscal 2002, and the shutdown of our New York Agency. We expect our annual occupancy expense going forward to be approximately $2.8 million as the effect of our reductions impacts the full fiscal period.

Depreciation expense Depreciation expense for fiscal 2003 decreased to $2.4 from $2.8 million in fiscal 2002, due to the closure of the subsidiaries discussed earlier.

Interest expense Interest charges for the year ended September 30, 2003 were $2.7 million, compared to $1.2 million for the previous fiscal year. As described in Note 10 to the Financial Statements, the increase in interest expense is due to a number of factors as indicated below.

We issued $1.8 million of convertible debentures in April 2002, $2.0 million of convertible debentures in September 2002 and $2.0 million of convertible debentures in April 2003. The proceeds of the convertible debentures were used to help fund our restructuring costs and to pay down our outstanding bank facility. The convertible debentures carry interest at the rate of 10%, and an imputed, non-cash interest expense, details of which are explained in Note 9. During fiscal 2003, the imputed interest amounted to $0.7 million, compared to $0.1 million in fiscal 2002. We also had expenses relating to our new credit facility of $0.5 million in fiscal 2003, compared to $0.4 million in fiscal 2002. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 8% by the end of fiscal 2003. During fiscal 2003, convertible debentures totaling $1.4 million were converted. Subsequent to the year-end all outstanding convertible debentures were converted to common shares of Envoy.

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

Gain on Closure of Subsidiaries During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As Envoy’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of Envoy’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. Following the liquidation of the assets, the shares of Hampel were sold for nominal consideration. As Envoy has no obligation to pay the creditors of Hampel, the consolidated accounts of Envoy reflect a gain on the shutdown of Hampel. We also successfully terminated the real-estate lease commitments associated with Hampel. The cost associated with the termination of this real estate has been fully expensed in the Financial Statements. Further details are provided in Note 15 to the Financial Statements. In the first quarter, we discontinued our technology operations by disposing of Devlin, and shutting down Sage.

As a result of the above, we experienced a gain on closure of subsidiaries of $2.5 million. Further detail is provided in Note 16 to the Financial Statements. Also see Note 24 to the Financial Statements for U.S. accounting.

Income taxes In 2003, our effective income tax rate, as a percentage of pretax earnings before goodwill write-down and amortization, was 8.7% compared to the 2002 recovery rate of (27.0%). The difference relates primarily to Envoy having a pretax loss in fiscal 2002, compared to a pretax profit in fiscal 2003. Details are provided in Note 2(g) and Note 14 to the Financial Statements.

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

Goodwill In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. As a result, there was no amortization of goodwill during fiscal 2004 and 2003. At September 30, 2004, Envoy performed an impairment test on the Goodwill and determined that no write-down was required. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001. Goodwill amortized in fiscal 2002 was $2.2 million.

During fiscal 2002, Envoy performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed, because a number of factors indicated that impairment had arisen. Accordingly, Envoy recorded a write-down of $37.9 million in fiscal 2002, primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel. See Note 7 to the Financial Statements. At September 30, 2003 and September 30 2004, Envoy determined that no further charge for goodwill impairment was required.

Net Earnings (loss) Envoy earned net earnings of $2.5 million in fiscal 2003, compared to a loss of ($53.4) million in fiscal 2002. Included in the loss for fiscal 2002 is a writedown of goodwill in the amount of ($37.9) million, and an amortization of goodwill of ($2.2) million. The loss in fiscal 2002 before the goodwill writedown and amortization was ($13.2) million.

B.	Liquidity and Capital Resources

In the first quarter of fiscal 2004, Envoy borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. The loans carried interest at the rate of 10% per annum, had a maturity date of October 31, 2006, and carried warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were previously issued to Envoy’s bankers and were released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. Envoy used $3.8 million of the loan proceeds to pay down the bank debt. By February 2004, all of the outstanding warrants had been exercised, resulting in the issuance of 2,300,000 common shares of Envoy.

During fiscal 2004, convertible debentures with a face value of $4.39 million were converted into 29.3 million common shares of Envoy. As at September 30, 2004, the aggregate debt component carrying values of all of Envoy’s convertible debentures was $nil (2003 - $3.2 million).

Through public offerings in the second and third quarters of fiscal 2004, Envoy raised gross proceeds of $66.5 million. Part of the net proceeds was used to reduce the outstanding debt, when this could be negotiated on reasonable terms. The balance of the funds is being used for general corporate purposes, and to fund future acquisitions as they are identified.

As at September 30, 2004, Envoy had working capital of $47.6 million and a cash balance of $4.6 million, compared to September 30, 2003, when it had a working capital deficit of ($1.9) million and a cash balance of $2.0 million. Included in working capital at September 30, 2004 is $36.1 million that has been placed in a portfolio of marketable securities.

Net cash used by operating activities was ($1.4) million for the year ended September 30, 2004 compared to net cash provided by operating activities of $4.3 million for the year ended September 30, 2003. Cash used by the growth in accounts receivable, the reduction in the accounts payable and the net loss during the year, was partially offset by the cash generated from adding back non-cash expenses.

Net cash provided by financing activities was $52.3 million for the year ended September 30, 2004 compared to net cash used in financing activities of ($1.6) million for the year ended September 30, 2003. During fiscal 2004, Envoy issued $4.0 million of secured debentures and $0.5 of unsecured debentures. Envoy also raised share capital of $60.7 million through two separate public offerings during fiscal 2004, and through the exercise of share options. The proceeds of the public offering were used to repay the secured and unsecured debentures and the short tem bank debt. See Note 8 and 9 to the Financial Statements. Further analysis on the use of proceeds from the public offerings is provided in the table elsewhere in this MD&A.

Net cash used in investing activities was ($48.1) million for the year ended September 30, 2004 and ($1.0) million for the year ended September 30, 2003. The cash raised in the public offering in fiscal 2004, which was not immediately required for debt repayment, was invested in a portfolio of marketable securities.

In the first quarter of fiscal 2004, convertible debentures with a face value of $2.4 million were converted into common shares of Envoy. In the second quarter, the remaining convertible debentures with a face value of $2.0 million were converted. As a result, there will be no further interest expense related to the convertible debentures.

At a special meeting of shareholders of Envoy held on January 8, 2004, the shareholders approved an amendment to the articles of Envoy to increase its authorized share capital from 50 million common shares to 200 million common shares (40 million common shares after giving effect to the reverse stock split).

During fiscal 2004, 29,266,666 common shares of Envoy were issued as a result of the conversion of all outstanding convertible debentures with a face value of $4.4 million. All of the outstanding warrants were exercised, resulting in the issuance of 2,300,000 common shares. Share options exercised resulted in the issuance of 578,336 common shares.

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units at $1.33 per unit, each unit consisting of one common share and one-half of one transferable common share purchase warrant. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with the public offering, we issued an additional 3,947,370 units. On May 12th 2004, through a second public equity offering, we issued 25,000,000 units, each unit consisting of one common share and a one-half of one common share purchase warrant. The public share offerings resulted in the issuance of a total of 55,263,170 common shares of Envoy and the issuance of warrants for the purchase of 27,631,585 common shares of Envoy. These warrants have a strike price of $1.80 per common share and expire on February 20, 2009. Net proceeds of $60.1 million, was raised by the public offerings. During the second quarter of fiscal 2004, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness. The balance of the funds raised will be used for general corporate purposes, and for potential acquisition and investment opportunities that we determine have potential to create value for our shareholders and either complement, or provide an opportunity to diversify our current business.

During fiscal 2004, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 1,372,200 common shares at a cash cost of $819,549.

After the exercise of the warrants and the options, the conversion of the convertible debentures the issuance of common shares through the public equity offerings, and the purchase for cancellation of shares through the normal course issuer bid, there were 117,083,000 common shares of Envoy outstanding at September 30, 2004, compared to 31,047,027 common shares of Envoy outstanding at September 30, 2003. After giving effect to the reverse stock split, there were 23,416,600 common shares outstanding at September 30, 2004, compared to 6,209,405 outstanding at September 30, 2003.

As a result of the above, we expect that our interest and financing cost for 2005 fiscal year will be less than $0.1 million. There will be no further expense related to the accretion of interest imputed on debentures.

On May 25th, 2004, Envoy granted 1,875,000 options to senior employees and directors. The options vest over a periods varying from one year to three years, have an expiry date of May 24th, 2009 and an exercise price of $0.80 per share. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed to salaries expense over the vesting period of the options.

Management believes the offering will enable Envoy to achieve two important goals. In addition to allowing Envoy to eliminate its debt, the size of this offering will permit Envoy to engage in a meaningful M&A program.

Critical Accounting Estimates

The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the Financial Statements.

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

Goodwill Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment based on the fair value of the Company’s reporting units on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at October 1, 2002 and an annual impairment test completed on March 31, 2003, September 30, 2003 and September 30, 2004 and, as a result no write-down was required. Prior to 2003, the Company amortized goodwill on a straight-line basis over periods ranging from 7 to 25 years and goodwill was considered to be impaired since the future anticipated undiscounted cash flows from the acquired businesses were less than the carrying value of goodwill. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

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

Stock Based Compensation and Other Stock based Payments Effective October 1, 2002, Envoy adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-based Compensation and Other Stock-based Payments. These standards require that direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, be measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations. These standards encourage, but do not require, the use of fair value method for all other types of employee stock based compensation plans. Envoy did not use the fair value method to account for employees stock based compensation plans, but disclosed pro-forma for options granted after October 1, 2002. .Effective October 1, 2003, Envoy adopted the revisions to Section 3870 that required the use of the fair value method for all stock-based compensation transactions. Envoy, as permitted by Section 3870, had adopted the change prospectively for options granted on or after October 1, 2003.

Goodwill In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001.

Disposal of long - lived assets and discontinued operations

Effective May 1, 2003, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Companies ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods. For businesses that were disposed of prior to the adoption of these new standards, the Company includes the results of their operations in the comparative financial results.

C.	Research and Development, Patents and Licenses, etc.

               Not applicable

D.	Trend Information

               Not applicable

E.	Off-balance sheet arrangements

               None

F.	Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2004 (all amounts in thousands):

	Total	Due in 1 year	Due between	Due between	Due after 5
		or less	years 2 and 3	years 4 and 5	years
Operating leases	$3,241	$893	$1,213	$907	$228
Long term debt	659	298	203	158	—

Total contractual cash obligations	$3,900	$1,191	$1,416	$1,065	$228

Other Commitments

On September 30, 2004 Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc., which it did not already own. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

G.	Safe Harbor

               Not applicable

Item 6. DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

               The following table sets forth certain information regarding the directors and senior managers of Envoy as of January 31, 2005. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name	Age	Positions Held with Envoy
Geoffrey B. Genovese	50	President, Chairman and Chief Executive Officer and Director
John H. Bailey	59	Executive Vice President, Corporate Secretary and Director
David Hull[1,2,3]	48	Director
Hugh Aird[1,2,3]	51	Director
David Parkes[1,2,3]	58	Director
Linda Gilbert	36	Chief Financial Officer

[1] Member of the Audit Committee. [2] Member of the Compensation Committee. [3] Member of the Nominating and Corporate Governance Corporation

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

               Hugh Aird. Mr. Aird is presently a Director of First Associates Inc. . Prior to joining First Associates Inc. in 2005, , Mr. Aird was a Senior Relationship Manager at Morgan Stanley Canada. Mr. Aird was Vice President, Business Development, Mulvihill Capital Management Inc. Prior to joining Mulvihill Capital Management Inc. in 2001, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.). Mr. Aird first became a director of Envoy on August 20, 1997. As a result of personal commitments, Mr. Aird resigned as a director on April 1, 2003. On November 24, 2003, Mr. Aird was re-elected as a director of Envoy.

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

B. Compensation

     The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 2004 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

	Annual Compensation					Long Term Compensation
						Awards		Payouts
							Restricted
						Securities	Shares or
						Under	Restricted		All Other
Name and Principal				Other		Option/SARs	Share Units	LTIP Payouts	Compensation
Position	Salary ($)		Bonus ($)	Annual ($)		Granted (#)	($)	($)	($)
Geoffrey B. Genovese, Chairman, President and Chief Executive Officer	541,530		400,000	150,000	[1]	400,000	—	—	—154,539	[1]
Linda Gilbert, Chief Financial Officer, Envoy	150,000		50,000	6,000		100,000	—	—	—
John H. Bailey,’Executive Vice President, and Secretary	200,000	[2]	—	—		200,000	—	—	—
Arthur Fleischmann, President, John Street Inc.	292,574		—	15,000—		50,000	—	—	—
Patrick Rodmell Managing Director, Watt International Inc.	225,360		67,000—	30,000		75,000	—	—	—

1	The amount was paid to a corporation related to Mr. Genovese as an annual management fee.

2	Mr. Bailey was appointed Executive Vice President of the Corporation on February 1, 2004. Amount reflects fees paid for the personal services of Mr. Bailey provided to the Corporation by Semper Consulting Inc. during the period February 1, 2004 to September 30, 2004.

3	Mr. Genovese received taxable benefits for life insurance premiums paid by the Corporation.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year:

						Market Value of
			Percentage of Total			Shares Underlying
	Shares Under		Options Granted to			Options on Date of
	Options		Employees in Financial		Exercise Price	Grant
Name	Granted (#)		Year	Date of Grant	($/Security)	($/Security)	Expiry Date
Geoff Genovese	400,000	[1]	21.33%	May 25, 2004	$0.80	$0.80	May 24, 2009

Linda Gilbert	100,000	[1]	5.33%	May 25, 2004	$0.80	$0.80	May 24, 2009

Arthur Fleischmann	50,000	[2]	2.67%	May 25,2004	$0.80	$0.80	May 24, 2009

Patrick Rodmell	75,000	[2]	4.00%	May 25, 2004	$0.80	$0.80	May 24, 2009

John H. Bailey	200,000	[1]	10.67%	May 25, 2004	$0.80	$0.80	May 24, 2009

NOTES:

1.	These options vest during the 2nd year of a five year term.

2.	These options vest at the rate of 1/3rd during each of the 2nd, 3rd and 4th years of a five year term.

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2004 Fiscal Year
			Unexercised Options
	Number of		at FY-End (#)	Value of Unexercised In-the Money
	Shares Acquired	Aggregate Value	Exercisable/Unexercis	Options at FY-End ($)
Name	on Exercise	Realized ($)	able	Exercisable/Unexercisable[1]
Geoff Genovese	Nil	Nil	—/400,000
Linda Gilbert	28,333	$27,550	5,000/—/8,333 —/100,000	—/— —/2,250 —/—
Arthur Fleischmann	33,334	$29,667	150,000/— —/66,666 —/50,000	—/— —/18,000 —/—
Patrick Rodmell	33,334	$34,334	2,000/— —/66,666 —/75,000	—/— —/18,000 —/—
John H. Bailey	275,000	$248,000	—/200,000	—/—

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

Employment Contracts and Termination Agreements

The Company and its subsidiaries, John Street Inc. (“John St.”), and Watt International Inc. (“Watt”), have entered into employment contracts with the Named Executive Officers.

Geoffrey B. Genovese has agreed to act as the Company’s Chairman and President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to two times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Company. An annual fee of $150,000, is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Company. The management agreement has a fixed term ending on September 30, 2005.

Linda Gilbert has agreed to act as the Company’s Chief Financial Officer at an annual salary of $200,000. This agreement provides for a severance payment equivalent to her base salary for a period of up to six months, if her employment is terminated, without cause, by the Company.

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

John H. Bailey was appointed Executive Vice President of the Corporation on February 1, 2004. Pursuant to the terms of an agreement dated February 1, 2004 between the Corporation and Semper Consulting Inc. (“Semper”), Semper agreed to provide certain financial advisory services as well as general advice of a strategic nature, including the personal services of John H. Bailey. In consideration for these services, the Corporation has agreed to pay Semper an annual fee of $300,000 and to reimburse Semper for all expenses incurred by it in the performance of its services. The agreement has a term ending on January 31, 2007, unless sooner terminated pursuant to the provisions thereof. Upon termination of the agreement for any reason, other than cause, Semper shall receive a payment equal to the greater of (a) the fees paid to Semper during the twenty-four month period ending on the month immediately preceding the month in which the agreement is terminated; and (b) the product determined by multiplying the monthly fee to which Semper is entitled at the date of termination by the number of months from and including the month in which such termination occurs to the and including the month of January, 2007. Semper is wholly-owned by the spouse of John H. Bailey.

Compensation of Directors

All non-executive directors of the Corporation or any of its affiliates are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird, Hull and Parkes are each entitled to receive an annual director’s/committee member’s fee of $30,000.00. As the Lead Director, Mr. Aird receives an additional $50,000 per year. A non-executive director receives an additional annual fee of $10,000 for presiding over a committee of the Board (other than the Audit Committee). For his part, the Chairman of the Audit Committee receives an additional annual fee of $40,000. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors, who are also executive officers, for their services as directors. Directors are also entitled to participate in the Corporation’s Stock Option Plan.

In the fiscal year ended September 30, 2004, Envoy paid approximately $266,100 Cdn. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $5,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $131,250.

C. Board Practices

CORPORATE GOVERNANCE

The Corporation is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian Securities Administrators ("CSA"), The Nasdaq Stock Market ("NASDAQ") and by the U.S. Securities and Exchange Commission (“SEC”) under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. The Corporation’s corporate governance practices comply with the TSX Company Manual Corporate Governance Guidelines (the “TSX Guidelines”), governance rules of the NASDAQ applicable to foreign issuers and applicable requirements of the CSA and the SEC. The Corporation is also in substantial compliance with the CSA’s Multilateral Instrument pertaining to audit committees that came into force on March 30, 2004 and is applicable in 2005, and with the proposed corporate governance guidelines released for comment by the CSA on January 16, 2004 and which are expected to be in force in 2005.

The Corporation is required to disclose certain specified corporate governance information with reference to the TSX Guidelines. The TSX Guidelines address items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness of education of boards. The report of the Nominating and Corporate Governance Committee, which compares the corporate governance practices of the Corporation to the guidelines set forth in the TSX Guidelines, is set out in Schedule “A” attached hereto.

As new regulations come into effect, the Nominating and Corporate Governance Committee and the Board of Directors (“the Board”) will continue to review the Corporation’s corporate governance practices and make appropriate changes.

Mandate of the Board

The Board has the responsibility for the overall stewardship of the Corporation, establishing the overall policies and standards for the Corporation in the operation of its businesses, and reviewing and approving the strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Corporation’s goals. Day to day management is the responsibility of the President and Chief Executive Officer and senior management.

The Board holds meetings whenever appropriate to oversee the conduct of the Corporation’s business and monitor and evaluate the day-to-day management of the Corporation. With respect to risk management activities, the Board is presented, at each meeting, reports on operations, financial status, material contracts and litigation.

The Board has also adopted a policy that it have an independent director (“Lead Director”) with responsibility to ensure that the Board discharges its responsibilities effectively and independently of management. The Lead Director chairs scheduled meetings of outside directors without management present. The Board has determined that the Lead Director shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On September 22, 2004, Hugh Aird was appointed the Lead Director.

In addition to the Board’s statutory responsibilities under the Business Corporations Act of Ontario, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Corporation; (b) appointing all senior executives of the Corporation and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of the President and Chief Executive Officer with reference to the Corporation’s policies, stated budget and other objectives; (c) overseeing the Corporation’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Corporation’s internal information, audit and control systems.

The Corporation has delegated the responsibility for monitoring the effectiveness of the Corporation’s internal information systems to the Audit Committee of the Board. The Audit Committee is also responsible for reviewing and appraising the soundness, adequacy and application of financial and other operating controls, determining the extent of compliance with established policies, plans and procedures and ascertaining the reliability and timeliness of management data developed within the organization.

Composition of the Board

The articles of the Corporation provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently five directors of the Corporation, two of whom are “inside” and “related” (as such terms are defined in the TSX Guidelines) directors and three of whom are outside and unrelated directors. Geoffrey B. Genovese, the Chairman, President and Chief Executive Officer of the Corporation and John H. Bailey, the Executive Vice President and Secretary of the Corporation are the inside and related directors. Hugh Aird, David Hull and David Parkes are the outside and unrelated directors of the Corporation. The Board intends to periodically examine its size and constitution to ensure responsible corporate governance and effective corporate management. Directors are elected annually at the annual meeting of shareholders. The term of office of a director commences at the close of the meeting of shareholders a which he or she is elected and terminates at the close of the first annual meeting of shareholders following his or her election. If an election of directors is not held at the proper time, the incumbent directors continue in office until their successors are elected. Each director holds office until the next annual meeting of shareholders and until his or her successor is elected.

Governing Committees

The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.

Audit Committee

The Board has delegated to the Audit Committee of the Board responsibility for ensuring management has designed and implemented an effective management system and for reviewing internal information, audit, control and management systems. The Audit Committee is comprised of three directors, David Parkes (Chairman, Hugh Aird and David Hull. All three members of the Audit Committee are outside and unrelated directors of the Company.

The Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. The Audit Committee is also responsible for monitoring the Company’s internal controls and information gathering systems and dealing with the Company’s external auditors. On September 22, 2004, the Audit Committee adopted a new audit committee charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee.

Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the President and Chief Executive Officer; the administration of the Corporation’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, David Hull (Chairman), David Parkes and Hugh Aird, all of whom are outside and unrelated directors.

Nominating and Corporate Governance Committee

The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-ordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; provide new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Corporation; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Corporation with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three directors, David Hull (Chairman), Hugh Aird and David Parkes. All three members of the Nominating and Corporate Governance Committee are outside and unrelated directors of the Corporation.

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

D. Employees

As at January 31, 2005, Envoy had 158 full time employees based in Toronto, Canada, 7 based in the United States, 153 and based in the United Kingdom and Continental Europe. Of this total, 20 employees were engaged in marketing, and 326 in consumer and retail branding.

As at January 31, 2004, Envoy had 154 full time employees based in Toronto, Canada, 12 based in the United States, and 73 based in the United Kingdom and Continental Europe. Of this total, 17 employees were engaged in marketing, and 222 in consumer and retail branding.

As at January 31, 2003, Envoy had 175 full time employees based in Toronto, Canada, 31 based in the United States, and 133 based in the United Kingdom and Continental Europe. Of this total, 29 employees were engaged in marketing, and 310 in consumer and retail branding.

As at January 31, 2002, Envoy had 292 full time employees based in Toronto, Canada, 60 based in the United States, and 158 based in the United Kingdom and Continental Europe. Of this total, 75 employees were engaged in marketing, 361 in consumer and retail branding, and 73 in technology.

E. Share Ownership

As of January 31, 2005, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 2,929,748 common shares.

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

The maximum number of Common Shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 4,000,000 Common Shares. As at September 30, 2004 options to purchase 2,929,748 Common Shares have been granted and are outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.

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

The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of January 31, 2005:

	Number of Common Shares
Class of Optionee	Under Options Granted	Exercise Price	Date of Expiry

Geoffrey Genovese	400,000	$0.80	May 24, 2009

Linda Gilbert	8,333	$0.25	October 27, 2007

Linda Gilbert	100,000	$0.80	May 24, 2009

Linda Gilbert	5,000	$3.05	August 1, 2007

Arthur Fleischmann	66,666	$0.25	October 27, 2007

Arthur Fleischmann	150,000	$3.05	June 27,2006

Arthur Fleischmann	50,000	$0.80	May 24, 2009

Patrick Rodmell	66,666	$0.25	October 27, 2007

Patrick Rodmell	75,000	$0.80	May 24, 2009

Patrick Rodmell	7,500	$3.05	August 1, 2007

John H. Bailey	200,000	$0.80	May 24,2009

John H. Bailey	20,000	$3.05	June 27, 2006

John H. Bailey	15,000	$7.40	March 30, 2005

Other	408,333	$0.25	October 27, 2007

	75,000	$0.61	May 29, 2007

	1,025,000	$0.80	May 24, 2009

	25,000	$0.80	June 5, 2009

	190,000	$3.05	June 27, 2006

	12,250	$3.05	August 1, 2007

	30,000	$7.40	March 30, 2005

Total	2,929,748

     The following table sets forth shares owned by the Chairman, President and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company as of January 31, 2005 (the “Named Executive Officers”):

	Number of Common Shares
Identity of Person	Owned	Percent of Outstanding Class
Geoff Genovese	1,465,551	1.30%

Linda Gilbert	18,733	0%

Arthur Fleischmann	Nil	Nil

Patrick Rodmell	Nil	Nil

John H. Bailey	102,591	0%

Convertible Debentures

In April 2003, as part of the renegotiation of the debt facility existing at that time, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures were deferred to April 24, 2005; the debentures became repayable in cash on maturity on April 24, 2008; both debentures were then convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures were cancelled.

On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which had a maturity date of April 24, 2008. These debentures were convertible into common shares at a price of $0.15 each for a total of 13,333,333 common shares. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 was recorded as deferred financing fees which were included in prepaid expenses, with the remaining $44,049 applied to reduce the equity component.

During fiscal 2003, convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares of the Company.

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures with a maturity date of April 29, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company.

Each purchase warrant entitled the holder to purchase one common share (2,500,000 common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,857 was recorded as deferred financing fees and were included in prepaid expenses, with the remaining $46,565 applied to reduce the equity component.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures with a maturity date of September 12, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2005 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2005, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, was recorded as deferred financing fees and included in prepaid expenses, with the remaining $82,948 applied to reduce the equity component.

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

As of January 31, 2005, Envoy had an authorized share capital of 200,000,000 common shares without par value, of which 113,314,318 shares were issued and outstanding. (22,662,864 after share consolidation).

The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of January 31, 2005 with respect to each person known by Envoy to be the owner either of record or beneficially of more than 5% of the issued and outstanding common shares of Envoy. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

Identity of Person or Group	Number of Common Shares	Percent of Outstanding Class
CDS & Co1	109,776,522	97%
NCI Account
P.O. Box 1038 Station A
25 The Esplanade
Toronto, Ontario M5W 1G5

Cede & Co.[1]	3,149,367	3%
P.O. Box 20
Bowling Green Station
New York, NY 10274
USA

Geoffrey B. Genevose[2]	1,465,551	1.30%%

[1]	CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

[2]	Includes common shares held by family members.

See also Item 6.E. “Share Ownership” for information regarding outstanding stock options to purchase common shares.

As of January 31, 2005 there were 113,314,318 outstanding common shares of Envoy of which 109,812,637 were held of record by 34 Non-U.S. residents and 3,501,680 of which were held of record by 143 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy.

B. Related Party Transactions

As disclosed in Note 6 to the Financial statements, the following are transactions that took place during fiscal 2004 that involved related parties:

In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries (see Note 16).

During fiscal 2003, relatives of the CEO loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid in full.

During fiscal 2003, relatives of a director loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

During fiscal 2003, relatives of the CEO and a director were part of the group that loaned the Company $2.0 million of convertible debentures. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at September 30, 2003. During fiscal 2004 all the debentures were converted into additional shares, as described in Note 9.

During fiscal 2004, the Company paid one of its directors $266,100 (2003 - $312,589; 2002 - $265,936) for legal services.

During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.

At January 1, 2004, the Company sold the operations of Communique Incentives Inc to an executive of the subsidiary (see Note 22).

At September 30, 2004, the Company purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 19(b)).

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

	High	Low
Fiscal 1999	9.20	3.40

Fiscal 2000	10.35	4.80

Fiscal 2001	8.75	2.10

Fiscal 2002	2.90	0.20

Quarterly 2003

First Quarter	0.47	0.14

Second Quarter	0.32	0.11

Third Quarter	0.58	0.11

Fourth Quarter	1.55	0.39

Quarterly 2004

First Quarter	1.45	1.04

Second Quarter	1.82	0.87

Third Quarter	1.33	0.64

Fourth Quarter	0.81	0.49

For the month ending

January 31, 2005	0.73	0.55

December 31, 2004	0.83	0.63

November 30, 2004	0.85	0.48

October 31, 2004	0.53	0.47

September 30, 2004	0.58	0.51

August 31, 2004	0.66	0.52

     The following table sets forth the reported high and low sale prices in US dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2000	$10.50	$4.34

Fiscal 2001	5.88	1.40

Fiscal 2002	1.74	0.13

Quarterly 2003

First Quarter	0.29	0.09

Second Quarter	0.22	0.06

Third Quarter	0.42	0.06

Fourth Quarter	1.14	0.28

Quarterly 2004

First Quarter	1.40	0.66

Second Quarter	0.94	0.80

Third Quarter	1.10	0.89

Fourth Quarter	1.14	0.92

For the month ending

January 31, 2005	0.60	0.41

December 31, 2004	0.61	0.59

November 30, 2004	0.71	0.39

October 31, 2004	0.42	0.37

September 30, 2004	0.45	0.40

August 31, 2004	0.59	0.38

On January 31, 2005 the closing price of the common shares as reported on the TSX was $0.56 and on Nasdaq was US $0.45

See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 2,929,748 common shares.

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

Foreign Currency Risk The Company is subject to currency risk through its activities in the United States and United Kingdom. Unfavourable changes in exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2004 there were no foreign currency contracts outstanding.

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

D. Not applicable

E. Not applicable

Item 15. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) September 30, 2004, the our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

B. Code of Ethics

The Board of Directors has adopted a code of ethics (“Code of Business Conduct”) for all employees, including Envoy’s CEO, CFO, chief accounting officer or controller and for persons performing similar functions. A copy of the Code of Business Conduct is attached hereto as Exhibit 14. In accordance with applicable rules, the code of ethics has been filed with the appropriate bodies and posted on Envoy’s website at www.Envoy.to. Envoy undertakes to provide to any person without charge, upon request, a copy of such Code of Business Conduct. A copy of the Code of Business Conduct may be obtained by letter addressed to Envoy as follows: Investor Relations, Envoy Communications Group Inc., 172 John Street, Toronto, Ontario, M5T 1X5.

C.  Principal Accountant Fees and Services

(a)	Audit Fees were $598 in 2004 and $165 in 2003. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	Audit-Related Fees were $43 in 2004 and $28 in 2003. These fees include assistance with due diligence and accounting research.

(c)	Tax Fees were $71 in 2004 and $40 in 2003. These fees include tax compliance services and tax advise.

(d)	All Other Fees were $nil in 2004 and $nil in 2003.

D.  Exemptions from the Listing Standards for Audit Committees

     Not Applicable

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

Item 17. FINANCIAL STATEMENTS

(a)	Envoy Communications Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2004

	Comments by Auditor for U.S. Readers On Canada-U.S. Reporting Difference	F-1

Auditors’ Report on the financial statements for the year ended September 30, 2003 and 2002

(ii)	Consolidated Balance Sheets as at September 30, 2004 and 2003	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2004, 2003 and 2002	F-3

(iv)	Consolidated Statements of Retained Earnings (Deficit) for the years ended September 30, 2004, 2003 and 2002	F-4

(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2003 and 2002	F-5

(vi)	Notes to Consolidated Financial Statements	F-6

Item 18. FINANCIAL STATEMENTS

Envoy has elected to provide financial statements pursuant to Item 17.

Item 19. EXHIBITS

(a)	Exhibit 1	By-Law No. 1 of Envoy (as amended on May 2, 2000) & Articles of Incorporation. Incorporated
by reference from the annual report, on form 20-F previously filed the Securities Exchange Commission on May 15, 2000.

	Exhibit 2	Not Applicable

	Exhibit 3	Not Applicable

	Exhibit 4	Not Applicable

	Exhibit 5	Not Applicable

	Exhibit 6	Not Applicable

	Exhibit 7	Not Applicable

Exhibit 8

Subsidiaries of Registrant

Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada.
Significant subsidiaries are as follows:

Company		% of ownership	Jurisdiction of incorporation

Watt International Inc.		100	Ontario

Watt Gilchrist Limited		100	United Kingdom

John Street Inc.		100	Ontario

Exhibit 9	Not Applicable

Exhibit 10	Not Applicable

Exhibit 11	Not Applicable

Exhibit 12	See attached

Exhibit 13	See attached

Exhibit 14	See attached

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Envoy Communications Group Inc.
Date: February 17, 2005
/s/ Geoffrey B. Genovese
	Name:	Geoffrey B. Genovese
	Title:	Chairman, President and Chief Executive Officer

Envoy Communications
Group Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2004,
2003 and 2002

Contents

Auditors’ Report - BDO Dunwoody LLP	2

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences	3

Auditors’ Report – KPMG LLP	4

Financial Statements

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Retained Earnings (Deficit)	7

Consolidated Statements of Cash Flows	8-9

Notes to Consolidated Financial Statements	10-43

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
December 3, 2004 (except as to Note 23(b), which is as of February 10, 2005)

Comments by Auditor for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (e), 2 (h) and 2 (m) of the financial statements. Our report to the Shareholders dated December 3, 2004, (except as to Note 23(b), which is as of February 10, 2005). is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
December 3, 2004 (except as to Note 23(b), which is as of February 10, 2005)

Auditors’ Report

Independent Auditors’ Report

The Board of Directors
Envoy Communications Group Inc.

We have audited the accompanying consolidated statement of operations, retained earnings (deficit) and cash flows of Envoy Communications Group Inc. for the year ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and the cash flows of the Company for the year ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 22 to the consolidated financial statements, the Company disposed of a business operation and consequently, the Company’s financial statements for the year ended September 30, 2002 referred to above have been restated to reflect such business operation as a discontinued operation.

Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Application of U.S. generally accepted accounting principles would have affected results of operations for the year in ended September 30, 2002, to the extent summarized in Note 24 to the consolidated financial statements.

(signed) KPMG LLP
Chartered Accountants
Toronto, Ontario
January 9, 2003, (except as to note 24(d) which is as of February 2, 2004 and note 22 which is as of February 10, 2005)

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2004	2003

Assets

Current
Cash	$4,643,263	$2,010,737
Investments (Note 3)	36,144,879	—
Accounts receivable (Note 4)	15,909,652	13,623,131
Future income taxes (Note 14)	1,500,000	498,172
Prepaid expenses	1,060,970	842,605
Discontinued operations (Note 22)	—	1,869,320

	59,258,764	18,843,965

Investments (Note 3)	10,285,563	—
Capital assets (Note 5 & Note 21)	5,229,232	5,815,227
Goodwill (Note 7 & Note 21)	10,216,101	10,059,178
Other assets	208,069	39,271
Future income taxes (Note 14)	3,681,798	2,668,224
Discontinued operations (Note 22)	—	540,898

	$88,879,527	$37,966,763

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$8,682,417	$10,364,168
Income taxes payable	485,217	322,244
Deferred revenue	2,051,197	1,195,515
Amounts collected in excess of pass-through costs incurred	110,673	—
Bank credit facility and current portion of long-term debt (Note 8)	297,294	6,857,953
Discontinued operations (Note 22)	—	1,964,011

	11,626,798	20,703,891

Long-term debt (Note 8)	361,230	4,566,962
Long-term portion of restructuring costs (Note 18)	—	337,407

	11,988,028	25,608,260

Shareholders’ equity
Share capital (Note 11)	117,447,261	55,988,817
Contributed surplus (Note 12)	726,554	146,706
Warrants (Note 11)	6,542,456	—
Convertible debentures (Note 9)	—	1,673,408
Deficit	(48,344,277)	(45,237,473)
Stock based compensation (Note 11)	445,641	23,268
Cumulative translation adjustment	73,864	(236,223)

	76,891,499	12,358,503

	$88,879,527	$37,966,763

On behalf of the Board:
(signed)		(signed)
Geoffrey B. Genovese,		John H. Bailey,
Director	Director

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Net revenue	$40,802,790	$40,853,283	$56,896,689

Operating expenses:
Salaries and benefits (Note 11)	27,672,600	26,858,508	43,480,392
General and administrative (Note 15)	7,041,213	5,889,962	11,355,246
Occupancy costs	3,012,394	3,060,590	4,622,425

	37,726,207	35,809,060	59,458,063

Depreciation	2,425,912	2,370,934	2,814,168

Investment earnings (Note 3)	(406,683)	—	—

Accreted interest imputed on warrants and debentures (Note 10)	2,552,991	718,321	133,870

Interest expense and financing costs (Note 10)	995,601	1,989,366	1,069,823

	43,294,028	40,887,681	63,475,924

Loss before unusual items, restructuring costs, gain on disposal of subsidiaries, income taxes, goodwill amortization and write-down and discontinued operations	(2,491,238)	(34,398)	(6,579,235)

Unusual items (expense) (Note 17)	—	—	(750,648)

Restructuring costs recovery (expense) (Note 18)	—	267,212	(10,829,328)

Gain on disposal of subsidiaries (Notes 15 & 16)	—	2,499,604	—

(Loss) income before income taxes, goodwill amortization and write-down and discontinued operations	(2,491,238)	2,732,418	(18,159,211)

Income tax expense (recovery) (Note 14)	150,424	238,404	(4,911,772)

(Loss) income before goodwill amortization and write-down and discontinued operations	(2,641,662)	2,494,014	(13,247,439)

Goodwill amortization, net of income taxrecovery of $nil (2003 - $nil; 2002 - $24,000)	—	—	(2,187,509)

Write-down of goodwill (Note 7)	—	—	(37,934,711)

(Loss) income from continuing operations	(2,641,662)	2,494,014	(53,369,659)

(Loss) income from discontinued operations,net of income taxes (Note 22)	(465,142)	44,748	(9,776)

Net (loss) earnings	$(3,106,804)	$2,538,762	$(53,379,435)

Net (loss) earnings per share (Note 13)
Basic	$(0.18)	$0.59	$(12.71)
Diluted	$(0.18)	$0.43	$(12.71)

Weighted average number of common shares outstanding	17,062,152	4,334,813	4,199,679

The accompanying notes are an integral part of these financial statements

6

Envoy Communications Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Retained earnings (deficit), beginning of year	$(45,237,473)	$(47,776,235)	$5,603,200

Net (loss) earnings	(3,106,804)	2,538,762	(53,379,435)

Deficit, end of year	$(48,344,277)	$(45,237,473)	$(47,776,235)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Cash flows from operating activities:
Net (loss) earnings from continuing operations	$(2,641,662)	$2,494,014	$(53,369,659)

Items not involving cash:
Future income taxes (recovery)	(334,016)	143,828	(1,875,536)
Depreciation	2,425,912	2,370,934	2,814,168
Goodwill amortization	—	—	2,211,509
Write-down of goodwill	—	—	37,934,711
Amortization of deferred financing charges	21,110	108,996	96,263
Write-down of deferred financing charges	—	—	750,648
Convertible debentures accretion	126,273	718,321	133,870
Debentures and term notes accretion	2,426,718	—	—
Stock based compensation	200,117	23,268	—
Gain on disposal of subsidiaries	—	(2,499,604)	—
Recognition of cumulative translation on closure of Hampel Stefanides (Note 15)	—	(841,081)	—
Write-down of capital assets	—	356,865	3,481,105
Other	—	—	52,500
Net change in non-cash working capital balances:
Accounts receivable	(2,286,521)	(504,824)	5,914,419
Prepaid expenses	(218,365)	(141,282)	340,263
Accounts payable and accrued liabilities	(1,681,751)	92,707	(17,461,721)
Income taxes payable/recoverable	162,973	2,863,177	(2,563,080)
Deferred revenue	855,682	(63,917)	1,672,829
Amounts collected in excess of pass-through costs incurred	110,673	76,591	(547,439)
Long-term restructuring costs	(337,407)	(454,868)	792,275
Other	(197,802)	(279,046)	(94,129)
Discontinued operations	(18,935)	(138,406)	(115,546)

Net cash provided by (used in) operating activities	(1,387,001)	4,325,673	(19,832,550)

Cash flows from financing activities:
Long-term debt borrowings	4,500,000	1,079,441	1,580,459
Long-term debt repayments	(5,150,000)	(4,835,314)	(2,539,248)
Short-term debt repayments	(6,885,125)	—	—
Issuance of common shares, net of share issue costs	60,670,009	109,084	—
Issuance of convertible debentures	—	2,000,000	3,800,000
Redemption of common shares	(816,549)	—	(628,083)

Net cash provided by (used in) financing activities	52,318,335	(1,646,789)	2,213,128

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc. Consolidated Statements of Cash Flows (continued) (Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $nil (2003 - $nil; 2002 - $nil)	—	(104,137)	(2,075,929)
Purchase of capital assets	(1,729,638)	(1,110,717)	(1,789,205)
Proceeds on sale of capital assets	—	176,106	—
Investments	(46,382,502)	—	—

Net cash used in investing activities	(48,112,140)	(1,038,748)	(3,865,134)

Change in cash balance due to foreign exchange	(186,668)	74,585	297,978

Net change in cash	2,632,526	1,714,721	(21,186,578)

Cash, beginning of year	2,010,737	296,016	21,482,594

Cash, end of year	4,643,263	2,010,737	296,016

Supplemental cash flow information:
Interest paid	$993,634	$1,977,822	$643,199
Income taxes paid	742,443	45,800	496,122

Supplemental disclosure of non-cash transactions:
Conversion of debentures	4,200,284	1,540,343	—
Shares issued for non-cash consideration	—	—	265,500
Capital assets acquired under capital leases	56,163	—	820,424

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

1. Nature of Business

The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides marketing, consumer and retail branding services.

Basis of Presentation

(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

(c)	The comparative figures have been restated as a result of the discontinued operations described in Note 22.

2. Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2004 and 2003 and 2002 are as follows:

	2004	2003	2002	Jurisdiction of
Company	% ownership	%ownership	%ownership	incorporation

Watt International Inc.	100	100	100	Ontario
Watt Gilchrist Limited	100	100	100	United Kingdom
John Street Inc.	100	70	70	Ontario

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

(c)	Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3 - 5 years
Audio visual equipment	Straight line	2 - 5 years

(d)	Revenue Recognition

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned; and

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable; and

(iii)	the amount collected in excess of pass-through costs incurred; and

(iv)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects

Net revenue represents the Company’s compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company’s agency and non-agency projects are short-term in nature.

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

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

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary. When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(f)	Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as Cumulative Translation Adjustment.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2. Significant Accounting Policies (continued)

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

For fiscal 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. These standards require that direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, be measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations. These standards encourage, but do not require, the use of the fair value method for all other types of employees stock-based compensation plans. The Company did not use the fair value method to account for employees stock based compensation plans, but disclosed pro-forma information for options granted in fiscal 2003 (See note 11).

Effective October 1, 2003, the Company adopted the revisions to section 3870 that required the use of the fair value method for all stock-based compensation transactions. The Company, as permitted by section 3870, has adopted the change prospectively for options granted on or after October 1, 2003.

(i)	Earnings per Share

The Company uses the provisions of “CICA” Handbook section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

(j)	Business Combinations

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

(k)	Investments

The Company uses the provisions of the CICA Handbook section 3010, “Temporary Investments”, and section 3050 “Long-term investments”. Investments are classified as short term or long term based on managements intended holding period. Investments are classified as current assets only if capable of reasonably prompt liquidation, and include temporary holdings of marketable securities. The short term investment basket is carried at the lower of carrying value or market value of the basket at the balance sheet date. Investments are classified as long term assets where management has indicated a long term intended holding period. The long term basket is carried at carrying value and is written down to market price if there has been a decline in value that is not considered to be temporary. Once a write-down has been made of the short term or the long term basket, it is not reversed in the event of a subsequent increase in value. For the purposes of calculating a gain or loss on the sale of an investment, the cost of the investment sold is calculated on the basis of the average carrying value.

(l)	Impairment of long-lived assets

New CICA Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standards, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

(m)	Discontinued operations

Effective May 1, 2003, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Companies ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

For businesses that were disposed of prior to the adoption of these new standards, the Company includes the results of their operations in the comparative financial results.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

3.	Investments

	2004	2003

Short term Cost	$36,144,879	$—

Long term Cost	10,285,563	—

	$46,430,442	$—

The net proceeds from the public offering described in Note 11 have been placed in a portfolio managed by an external adviser, and will be drawn to fund acquisitions and business operations as required. The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2004 of the individual financial instruments.

The fair value of the short term and long term investments at September 30, 2004 was $36,183,729 and $10,421,139, (2003 - $nil and $nil), respectively. The investment portfolio earned $406,683 during fiscal 2004 (2003 and 2002 - $nil), after deducting portfolio management and custody fees.

4.	Accounts receivable

	2004	2003

Trade receivables	$7,603,821	$7,034,344
Accrued revenue	7,466,778	4,317,799
Work in process	839,053	2,270,988

	$15,909,652	$13,623,131

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

5.	Capital assets

		Accumulated	Net book
2004	Cost	depreciation	value

Computer equipment and software	$11,049,939	$8,532,312	$2,517,627
Furniture and equipment	502,402	374,816	127,586
Leasehold improvements	4,174,973	1,893,191	2,281,782
Equipment under capital leases	1,161,052	864,826	296,226
Audio visual equipment	6,679	668	6,011

	$16,895,045	$11,665,813	$5,229,232

		Accumulated	Net book
2003	Cost	depreciation	value

Computer equipment and software	$9,713,529	$7,425,741	$2,287,788
Furniture and equipment	414,626	290,016	124,610
Leasehold improvements	3,985,247	1,485,008	2,500,239
Equipment under capital leases	1,741,118	838,528	902,590

	$15,854,520	$10,039,293	$5,815,227

6.	Related party transactions

In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries (see Note 16).

During fiscal 2003, relatives of the Chief Executive Officer loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid in full.

During fiscal 2003, relatives of a director loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

During fiscal 2003, relatives of the Chief Executive Officer and a director were part of the group that loaned the Company $2.0 million of convertible debentures. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at September 30, 2003. During fiscal 2004 all the debentures were converted into additional shares, as described in Note 9.

During fiscal 2004, the Company paid one of its directors $266,100 (2003 - $312,589; 2002 - $265,936) for legal services.

During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

6.	Related party transactions (continued)

At January 1, 2004, the Company sold the operations of Communique Incentives Inc to an executive of the subsidiary (see Note 22).

At September 30, 2004, the Company purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 19(b)).

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	Goodwill

The changes in the carrying amount of goodwill for the year ended September 30 were as follows:

	2004	2003

Goodwill – beginning of year	$10,059,178	$11,314,283
Discontinued operations	—	(466,607)

Goodwill – beginning of year, adjusted	10,059,178	10,847,676
Additions	—	104,137
Increase (decrease)charged to cumulative translation adjustment	156,923	(892,635)

Goodwill, end of year	$10,216,101	$10,059,178

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

As a result of the review, the Company determined that the carrying values of certain acquired businesses were not fully recoverable. Accordingly, the Company recorded two write-downs: $28,426,266 in the second quarter of 2002 and $ 9,508,445 in the fourth quarter of 2002 based on the amount by which the goodwill exceeded the expected future undiscounted cash flows of the respective operation.

At September 30, 2004 and 2003 respectively, the Company assessed the carrying values of Goodwill and concluded that no further write-down was required.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

8.	Bank credit facility and long-term debt

	2004	2003

Bank credit facility (a)	$—	$6,115,746
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,666 principal and interest	403,676	481,297
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	—	227,556
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	25,389	31,479
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	—	34,488
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	18,101	86,295
Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	211,358	566,788
Promissory note, 10% per annum, due on demand	—	150,000
Promissory note, 10% per annum, due on September 30, 2006 (b)	—	500,000
Convertible debentures (Note 9)	—	3,231,266

	658,524	11,424,915

Less current portion	297,294	6,857,953

	$361,230	$4,566,962

(a)	In the first quarter of fiscal 2004, the Company reduced its demand operating facility from $7,000,000 to $3,000,000, using $3,800,000 of the proceeds from debentures that were issued on October 31, 2003, and another $200,000 drawn from working capital. Warrants, (the “Bank Warrants”) to purchase 2,300,000 of the Company’s common shares were released by the bankers upon the condition that Envoy raise additional funds to further reduce its bank indebtedness.

In the second quarter of fiscal 2004, with the proceeds raised in a public offering, the Company paid off the remaining balance outstanding and cancelled the demand operating facility. See note 11(b) for details of the public offering.

(b)	In September 2003, the holder of the $500,000 promissory note agreed to postpone the maturity date of the promissory note from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing, in the first quarter of fiscal 2004, share purchase warrants to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share were transferred to the holder of the promissory note.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

8.	Bank credit facility and other debt (continued)

(c)	On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. These loans carried interest at the rate of 10% per annum and had a maturity date of October 31, 2006.

As a condition to the making of these loans, share purchase warrants to purchase 2,250,000 of the Company’s common shares, on or before April 24, 2008, at an exercise price of $0.15 per share were transferred to the holders of the secured debentures and the unsecured term notes. These warrants were part of the 2,300,000 warrants described in (a).

The secured debentures and unsecured term notes were bifurcated into a debt component, representing a yield to maturity of 36.1% per annum over the three-year life, and an equity component with proceeds allocated $2,073,281 to long-term debt and $2,426,719 to warrants in shareholders’ equity.

As a result of the additional cash raised from the public offering in the second quarter of fiscal 2004, the Company reached an agreement with the holders of the secured debentures and unsecured term notes, resulting in the early repayment thereof during the second quarter of fiscal 2004.

9.	Convertible debentures

In April 2003, as part of the renegotiation of the debt facility existing at that time, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures were deferred to April 24, 2005; the debentures became repayable in cash on maturity on April 24, 2008; both debentures were then convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures were cancelled.

On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which had a maturity date of April 24, 2008. These debentures were convertible into common shares at a price of $0.15 each for a total of 13,333,333 common shares. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 was recorded as deferred financing fees which were included in prepaid expenses, with the remaining $44,049 applied to reduce the equity component.

During fiscal 2003, convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares of the Company.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

9.	Convertible debentures (continued)

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures with a maturity date of April 29, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company.

Each purchase warrant entitled the holder to purchase one common share (2,500,000 common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,857 was recorded as deferred financing fees and were included in prepaid expenses, with the remaining $46,565 applied to reduce the equity component.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures with a maturity date of September 12, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2005 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2005, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, was recorded as deferred financing fees and included in prepaid expenses, with the remaining $82,948 applied to reduce the equity component.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

9.	Convertible debentures (continued)

In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 were converted into 16,133,334 common shares. During the second quarter of fiscal 2004, the remaining convertible debentures, with a face value of $1,970,000, were converted into an additional 13,133,333 common shares.

As at September 30, 2004, the aggregate debt component carrying values of all of the Company’s convertible debentures was $nil (2003 - $3,231,266).

10.	Interest and financing costs

Interest and financing costs were charged to expense during the year for the following:

	2004	2003	2002

Cash interest paid on credit facility, landlord loans and capital leases	$354,781	$912,255	$592,974

Financing fees on credit facility	100,451	311,053	179,386

Negotiation fee for early repayment of debt (Note 8)	435,000	—	—

Accrued financing fee charges on credit facility	—	179,685	200,000

Accrued interest on debentures	—	101,522	38,333

Cash interest paid on convertible debentures and amortization of debenture issue costs	105,369	484,851	59,130

	995,601	1,989,366	1,069,823

Accreted interest imputed on warrants and debentures	2,552,991	718,321	133,870

Total interest and financing costs	$3,548,592	$2,707,687	$1,203,693

Envoy assigned a value to the bank warrants using the Black-Scholes option pricing model, based on an analysis of the warrant exercise price, time to expiry and the volatility of the price of Envoy’s common shares. The Black-Scholes option pricing model indicated that the value of the bank warrants was $2,426,719. As indicated in Note 8, the loans made by the holders of the secured debentures and the unsecured term notes were repaid during the second quarter of fiscal 2004 and, as a result, the remaining unamortized value assigned to the bank warrants was charged to interest expense in the second quarter of fiscal 2004.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital

(a) Authorized:
200,000,000 common shares without par value
(2003 - 50,000,000; 2002 - 50,000,000)

Issued:

	2004		2003		2002

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year before reverse stock split	31,047,027	$55,988,817	21,258,693	$54,339,390	21,192,719	$54,883,305

Common shares issued pursuant to:

Conversion of convertible debentures (Note 9)	29,266,667	4,841,439	9,400,000	1,540,343	—	—

Stock options exercised	578,336	224,852	388,334	109,084	—	—

Warrants on new debentures (Note 8)	2,300,000	2,771,719	—	—	—	—

Public Offering (b)	55,263,170	55,016,831	—	—	—	—

Acquisitions	—	—	—	—	150,000	213,000

Repurchase of shares pursuant to share issuer bid (c)	(1,372,200)	(1,396,397)	—	—	(299,400)	(774,789)

Shares issued to settle liability with landlord (Note 18)	—	—	—	—	250,000	52,500

	117,083,000	$117,447,261	31,047,027	$55,988,817	21,293,319	54,374,016
Shares to be issued in respect of contingent consideration	—	—	—	—	(34,626)	(34,626)

Balance, before reverse split	117,083,000	$117,447,261	31,047,027	$55,988,817	21,258,693	$54,339,390

Reverse stock split (Note 23(b))	(93,666,400)	—	(24,837,622)	—	(17,006,954)	—

Balance, end of year	23,416,600	$117,447,261	6,209,405	$55,988,817	4,251,739	$54,339,390

At a special meeting of shareholders held on January 8, 2004, the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 50,000,000 common shares to 200,000,000 common shares.

As described in the Note 23(b), the Company completed a 5 for 1 reverse stock split. As a result, the 117,083,000 common shares that were outstanding at September 30, 2004 (2003 - 31,047,027, 2002 - 21,258,693), are being consolidated into 23,416,600 common shares of the Company (2003 - 6,209,405, 2002 - 4,251,739).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

(b)	Public Offering

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at 1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with Envoy’s offering of the First Units, Envoy issued an additional 3,947,370 First Units. The total number of First Units issued by Envoy to the public was 30,263,170, with total gross proceeds of $40,250,016. As previously stated, part of the proceeds were used to retire substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Through a second public offering, on May 12, 2004, Envoy issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26,250,000. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determines have potential to create value for Envoy shareholders that either complement, or provide an opportunity to diversify the current business of Envoy.

The value assigned to these warrants was determined by deducting the $4,695,205 of expense associated with the public offerings and the $245,524 assigned to the options provided to the underwriter as indicated below, from the gross proceeds, to derive the net proceeds. Using the ratio of the amounts that had been assigned to the warrants and the common shares, as indicated in the short form prospectus for each public offering, a value of $6,542,456 for the warrants was determined.

At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, the First Warrantholders approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.

As part of the compensation for the public offering, the Company granted the underwriter a total of 1,875,000 options at an exercise price of $1.05 per share. These options vested immediately, and expire on May 5, 2005. The details of the options granted to the underwriter that are outstanding at September 30, 2004 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$1.05	1,875,000	0.59	1,875,000

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

c)	Repurchase of shares

During fiscal 2004, pursuant to a normal course issuer bid, the Company repurchased and cancelled 1,372,200 common shares for cash consideration of $816,549. Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004.

During fiscal 2002, pursuant to a normal course issuer bid, the Company repurchased and cancelled 299,400 common shares for total cash consideration of $628,083.

(d)	Stock option plan

The Company has reserved 4,000,000 common shares under its stock option plan (800,000 common shares after giving effect to the reverse stock split described in Note 23(b)). Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2005 and 2009.

On May 25, 2004 the Company granted certain employees and directors a total of 1,875,000 options at the exercise price of $0.80 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.

In 2002, the Company obtained approval to re-price options. All employees, excluding insiders and U.S. employees, were given the opportunity to cancel their existing stock options with an exercise price greater than $6 per share and replace them with new stock options. Options were cancelled on January 31, 2002 and new options, representing 50% of the number of options cancelled, were granted on August 2, 2002 at an exercise price of $3.05.

The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model was $864,533 (2003 - $175,203, 2002 - $279,759) of which $200,117 (2003 - $23,268, 2002 - $nil) was expensed in the financial statements. Of the remaining option value, $418,892 will be expensed over the period ending May 2007, and $245,524 has been included as part of stock based compensation in Shareholders’ Equity. No other value associated with the stock options was recognized in the accounts of the Company.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

(e)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2004	2003	2002

Risk-free interest rate	3.1% - 4.0%	4.00%	4.00%

Volatility factor of the future expected market price of the Company’s common shares	54%	83%	76%
Weighted average expected life of the options	1.85 years	1.95 years	1.36 years

Expected dividends	Nil	Nil	Nil

Details of the options, before giving effect to the reverse stock split described in Note 23(b), are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2001	2,679,500	$5.31
Options granted	1,719,000	1.15
Options cancelled	(1,199,500)	5.37

Options outstanding, September 30, 2002	3,199,000	3.06
Options granted	1,820,000	0.26
Options exercised	(388,334)	0.28
Options cancelled	(2,889,250)	2.74

Options outstanding, September 30, 2003	1,741,416	1.27
Options granted	1,875,000	0.80
Options exercised	(578,336)	0.35
Options cancelled	(108,332)	3.02

Options outstanding, September 30, 2004	2,929,748	1.09

Options exercisable, September 30, 2004	663,084	$2.40

Options exercisable, September 30, 2003	1,049,750	$1.95

Options exercisable, September 30, 2002	2,322,084	$3.35

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

The range of exercise prices for options outstanding and exercisable options at September 30, 2004 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$7.40	45,000	0.42	45,000
$3.05	360,000	1.74	360,000
$0.61	75,000	2.66	75,000
$3.05	24,750	2.59	24,750
$0.25	549,998	2.99	158,334
$0.80	1,875,000	4.65	—

	2,929,748		663,084

In fiscal 2003, the Company did not expense the full value of the stock options in the financial statements. The following pro forma information presents net income and earnings per share, including the expense related to the stock options that would be calculated under the fair value method:

2003

Pro forma net earnings	$2,386,827

Pro forma earnings per share
Basic	$0.55
Diluted	0.42

As indicated in Note 2(h), the Company adopted the use of the fair value method for all stock based compensation in fiscal 2004.

12. Contributed Surplus

During fiscal 2004, pursuant to the normal course issuer bid described in Note 11(c), the Company repurchased and cancelled 1,372,200 common shares at an average price of $0.60 per common share for total cash consideration plus related expenses of $816,549. As the average price paid was less than the average per share value of the outstanding common shares, $579,848 was recorded in contributed surplus as a gain on redemption of shares.

During 2002, pursuant to the normal course issuer bid described in Note 11(c), the Company repurchased and cancelled 299,400 common shares at an average price of $2.10 per common share, which was less than the average per share value of the outstanding common shares. As a result of these repurchases, $146,706 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2004	2003	2002

Numerator:
Net (loss) earnings	$(3,106,804)	$2,538,762	$(53,379,435)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding (as adjusted for Reverse stock split (Note 23(b))	17,062,152	4,334,813	4,199,679

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	—	904,958	—
Shares issuable under stock options	—	460,631	—
Shares issuable under conversion of debentures	—	21,196,342	—

Effect of reverse stock split adjustment to dilutive potential common shares (Note 23(b))	—	(18,049,545)	—

Denominator for diluted net (loss) earnings per share	17,062,152	8,847,199	4,199,679

(i)	For fully diluted earnings per share in 2003, the numerator is $3,843,456. This difference is due to the accounting for convertible debentures which requires them to be treated “as if converted” for purposes of fully diluted earnings per share.

Included in the difference is cash interest of $477,377, accreted interest of $718,321 and amortized debenture issue costs of $108,996.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

13. Earnings per Share (continued)

	2004	2003	2002

(Loss) income per share from continuing operations:

Basic	$(0.15)	$0.58	$(12.71)
Diluted	(0.15)	0.43	(12.71)

(Loss) income per share from discontinued operations:

Basic	$(0.03)	$0.01	$(0.00)
Diluted	(0.03)	0.00	(0.00)

As the Company experienced a loss for the years ended September 30, 2004 and 2002, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share.

Details of potential dilutive securities are as follows:

	2004	2003	2002

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	27,631,585	—	7,882,353
Shares issuable under stock options	4,804,748	—	3,199,000
Shares issuable upon conversion of convertible debentures	—	—	8,382,353

Before giving effect to reverse stock split	32,436,333	—	19,463,706

Effect of reverse stock split adjustment to dilutive potential common shares (Note 23(b))	(25,949,066)	—	(15,570,965)

After giving effect to reverse stock split	6,487,267	—	3,892,741

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

14. Income taxes

Income tax expense (recovery) for the years ended September 30, 2004, 2003 and 2002 consists of:

	2004	2003	2002

Current	$484,440	$94,576	$(3,036,236)
Future	(334,016)	143,828	(1,875,536)

	$150,424	$238,404	$(4,911,772)

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 36.12% (2003 - 37.1%; 2002 - 39.5%) (loss) income before income taxes, goodwill amortization and write-down and discontinued operations as a result of the following:

	2004		2003		2002

Income tax expense (recovery) at statutory rates	$(899,835)	(36.1%)	$1,013,727	37.1%	$(7,172,888)	(39.5%)
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	—	0.0%	(179,597)	(6.6%)	654,691	3.6%
Expenses (revenues) deducted (included) in the accounts that have no corresponding deduction (included) for income taxes	303,285	12.2%	(872,628)	(31.9%)	276,996	1.5%
Impact of different tax rate on earnings of foreign subsidiaries	(43,454)	(1.7%)	(307,945)	(11.3%)	(483,406)	(2.7%)
Change in valuation allowance	1,044,524	41.9%	963,913	35.3%	2,407,144	13.3%

Other	(254,096)	(10.3%)	(379,066)	(13.9%)	(594,309)	(3.2%)

	$150,424	6.0%	$238,404	8.7%	$(4,911,772)	(27.0%)

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

14. Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2004 and 2003 are presented below:

	2004	2003

Future tax assets:
Capital assets	$1,318,783	$1,124,221
Share issuance costs	1,772,925	399,008
Non-capital losses expiring in 2014	6,509,503	4,849,933
Other	47,031	183,549

	9,648,242	6,556,711

Less valuation allowance	4,415,581	3,371,057

Net future tax assets	5,232,661	3,185,654

Future tax liabilities:
Goodwill	50,863	19,258

Total net future tax assets	5,181,798	3,166,396

Less current portion	1,500,000	498,172

	$3,681,798	$2,668,224

At September 30, 2004, the Company has non-capital losses of approximately $18,000,000 available to reduce future years’ taxable income, which expire as follows:

2008	2,800,000
2009	5,900,000
2010	6,000,000
2014	3,300,000

$18,000,000

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

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

15. Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003, the Company decided to cease the operations of Hampel after conducting a review, in conjunction with the Company’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As the Company’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of the Company’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. As the Company has no obligation to pay the creditors of Hampel, the consolidated accounts of the Company for fiscal 2003 reflect a gain on the shut-down of Hampel.

Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration, and the purchaser assumed the liabilities. Based on the sale of the shares of Hampel, included in general and administrative expenses is the recognition of a cumulative translation gain of $841,081 in fiscal 2003.

16. Closure of Subsidiaries

In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and the Company’s other technology company, Sage Information Consultants Inc. (“Sage”), was shut down. The results of operations prior to these closures have been included in the results of operations for 2003.

The sale of assets of Devlin was completed on October 30, 2002 at a price equal to their net book value, and correspondingly no gain or loss on the disposal was recorded. Legal expenses related to the disposal were recorded to reduce the gain on disposal of subsidiaries, and income taxes related to the closure of the company have been provided in the consolidated provision in fiscal 2003.

Sage was closed effective November 11, 2002. All operations of the business were halted and the assets and liabilities of the company were realized over time. Envoy sold the right to continue business with the customers of Sage to a company formed by certain management employees of Sage, and the proceeds of this agreement were used to offset some of the costs incurred to close the business. A loss of $114,684 has been recorded on the closure of Sage in fiscal 2003.

17. Unusual items

During 2002, as a result of changes in the bank loan arrangements, the Company was no longer allowed to fully utilize its line of credit and, accordingly, the remaining unamortized portion of deferred financing charges totalling $750,648 was written off in fiscal 2002.

18. Restructuring costs

In response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002 in order to bring costs more in line with expected revenue. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, the Company recorded a restructuring expense of $10,829,328. The restructuring included a reduction of staff, as well as the abandonment of leased office space in New York City. As part of the settlement with the landlord, the Company issued 250,000 common shares with a cost of $52,500. During fiscal 2004, negotiations were held with the landlord resulting in the Company discharging the ongoing payments to the landlord with a lump sum payment.

Total restructuring costs accrued at September 30 are classified as:

	2004	2003	2002

Accounts payable and accrued liabilities	$28,471	$214,060	$1,702,345
Long-term portion of restructuring costs	—	337,407	792,275

	$28,471	$551,467	$2,494,620

			Total	Accrual at
			recovery	September 30,
	Cash	Non-cash	2003	2003

Severance	$(74,969)	$—	$(74,969)	$56,885
Lease exit costs	(192,243)	—	(192,243)	494,582

	$(267,212)	$—	$(267,212)	$551,467

			Total	Accrual at
			provision	September 30,
	Cash	Non-cash	2002	2002

Severance	$3,240,055	$—	$3,240,055	$1,013,424
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196
Write-down of capital assets	—	3,481,105	3,481,105	—

	$7,295,723	$3,533,605	$10,829,328	$2,494,620

19. Commitments and contingencies

(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years and thereafter as follows:

2005	$893,396
2006	765,113
2007	447,748
2008	451,442
2009	455,137
Thereafter	228,492

$3,241,328

Rent expense under operating leases for the year ended September 30, 2004 amounted to $1,373,628 (2003 - $2,645,288; 2002 - $2,041,417).

(b)	On September 30, 2004, the Company purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

(c)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

20. Financial instruments

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

(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:

(i)	The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to the short-term nature of these instruments.

As at September 30, 2004, the carrying value of the loans payable to landlords was $429,065 (2003 - $774,820) and their fair value was $351,728 (2003 - $674,653).

(ii)	The carrying amounts and fair value of short term investments and long term investments are detailed in Note 3.

20. Financial instruments (continued)

(b)	Risk management activities:

(i)	Currency risk:

The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2004, there were no foreign currency contracts outstanding.

(ii)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2004, one customer represented 15% of accounts receivable (2003 - one customer represented 8% of accounts receivable).

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing with financially sound counterparties only and, accordingly, does not anticipate loss for non-performance.

21. Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2004	2003	2002

Net revenue:
Canada	$5,635,240	$5,392,693	$13,758,032
United States	14,443,569	18,185,170	27,708,424
United Kingdom and Continental Europe	20,723,981	17,275,420	15,430,233

	$40,802,790	$40,853,283	$56,896,689

21. Segmented information (continued)

(b)	The Company’s external net revenue by type of service is as follows:

	2004	2003	2002

Net revenue:
Marketing	$3,838,833	$6,248,321	$10,204,157
Consumer and retail branding	36,963,957	34,313,108	38,203,746
Technology	—	291,854	8,488,786

	$40,802,790	$40,853,283	$56,896,689

(c)	In 2004, the Company had three customers, which represented 37%, 15% and 11% of net revenue respectively. In 2003, the Company had three customers which represented 26%, 16% and 12% of net revenue respectively. In 2002, the Company had three customers which represented 20%, 12% and 12% of net revenue, respectively.

(d)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2004	2003

Capital assets:
Canada	$3,061,671	$3,585,786
United Kingdom and Continental Europe	2,167,561	2,229,441

	$5,229,232	$5,815,227

	2004	2003

Goodwill:
Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	7,490,805	7,333,882

	$10,216,101	$10,059,178

22. Discontinued operations

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Statement of Operations
Fiscal year:	2004	2003	2002

Net revenue	$398,114	$1,573,960	$2,224,401

Operating expenses	389,394	1,480,012	2,037,636
Depreciation	2,237	16,883	44,473
Interest expense	—	—	41,433
Amortization of intangible asset	6,049	24,197	24,197
Restructuring costs	—	—	28,206
Income tax expense	—	8,120	58,232

Earnings from discontinued operations (excluding loss on sale)	434	44,748	(9,776)

Loss on sale of discontinued operations	(465,576)	—	—

(Loss) earnings from discontinued operations	$(465,142)	$44,748	$(9,776)

23. Subsequent events

(a)	On November 10, 2004, the Company, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (PW), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 is payable in cash on completion. The remaining 35% of the PW shares (Management Shares) will continue to be held by senior management of PW (Management Shareholders), subject to certain options described below.

ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following completion.

The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting.

23. Subsequent events (continued)

(b)	At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares is February 10, 2005. The number of Envoy common shares outstanding prior to consolidation is 112,539,318 and post consolidation there is expected to be approximately 22,507,864 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

(c)	Subsequent to the year-end, pursuant to the normal course issuer bid described in Note 11(c), the Company has purchased for cancellation an additional 4,543,682 common shares of the Company, which is equivalent to 908,736 common shares after giving effect to the reverse stock split described in (b).

24. Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2004, 2003 and 2002 required to conform to US GAAP.

	2004	2003	2002

Net (loss) earnings based on Canadian GAAP	$(3,106,804)	$2,538,762	$(53,379,435)
Stock-based compensation (a)	200,117	—	—
Foreign currency contracts, net of income tax recovery of $nil (2003- $nil, 2002 -$35,703) (b)	—	—	49,303

Convertible debentures (c)	(664,516)	67,538	(46,100)

Net (loss) earnings based on U.S. GAAP	$(3,571,203)	$2,606,300	$(53,376,232)

Net loss from continuing operations	$(3,106,061)	$(1,565,749)	$(15,878,394)
Net (loss) earnings from discontinued operations (Notes 22 and 24(e))	$(465,142)	$4,172,049	$(37,497,838)

24. Reconciliation to United States generally accepted accounting principles (continued)

The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since each of fiscal 2004, 2003 and 2002 experienced a loss from continuing operations, potential common shares are antidilutive.

	2004	2003	2002

Net (loss) earnings per share:
Basic	$(0.21)	$0.60	$(12.71)
Diluted	(0.21)	0.43	(12.71)

Net loss per share from continuing operations:
Basic	$(0.18)	$(0.36)	$(3.78)
Diluted	(0.18)	(0.36)	(3.78)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2004	2003

Shareholders’ equity based on Canadian GAAP	$76,891,499	$12,358,503
Convertible debentures (c)	—	(593,958)
Accumulated other comprehensive income (f)	174,426	—

Shareholders’ equity based on U.S. GAAP	$77,065,925	$11,764,545

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Stock-based compensation disclosures:

For fiscal 2002, 2003 and 2004, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP for 2002 and 2003. For fiscal 2004, the Company prospectively adopted the new provisions of the CICA handbook as described in Note 2(h), under these provisions the expense for stock-based compensation under Canadian GAAP is $200,117 greater than under US GAAP.

The weighted average estimated fair value at the date of the grant for options granted in fiscal 2004 was $0.33 per share (2003 - $0.12; 2002 -$0.16). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the assumptions as indicated in Note 11(e).

24. Reconciliation to United States generally accepted accounting principles (continued)

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	2004	2003	2002

Net earnings (loss) in accordance with U.S. GAAP as reported	$(3,571,203)	$2,606,300	$(53,376,232)
Pro forma net earnings (loss)	(3,771,080)	2,246,121	(54,353,655)

Pro forma basic earnings (loss) per share	$(0.22)	$0.52	$(12.94)
Pro forma diluted earnings (loss) per share	(0.22)	0.52	(12.94)

Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

(b)	Derivative financial instruments:

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

During fiscal 2001, the Company entered into forward contracts to manage its exposure to fluctuations in foreign exchange rates. The reconciliation to US GAAP reflects the maturing in fiscal 2002 of contracts that had been outstanding at September 30, 2001, and for which the market value had been included in net earnings based on US GAAP for fiscal 2001. As at September 30, 2004, 2003 and 2002, there were no foreign currency contracts outstanding.

24. Reconciliation to United States generally accepted accounting principles (continued)

(c)	Convertible debentures:

During 2004, the Company did not issue any convertible debentures (2003 - $2,000,000, 2002 - $3,800,000). The debentures issued in fiscal 2003 and 2002, were convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 9), and were redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures issued in fiscal 2003 were bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds of $1,465,929 (2002 - $1,949,628) allocated to long-term debt, and $534,071 (2002 - $1,850,372) to shareholders’ equity, respectively. Issue costs in 2003 and 2002 were allocated between the debt and equity components which resulted in $44,048 (2002 - $129,513) of the aggregate $314,955 (2002 - $262,465) issue costs being applied to reduce the equity allocation. As a result of the conversion in 2004 an additional $189,133 of issue costs were allocated to equity.

Under Canadian GAAP the discount resulting from allocating proceeds to the equity component must be recorded as additional interest expense, using the effective yield method, over the minimum period to redemption. During fiscal 2004, all outstanding convertible debentures were converted into common shares of the Company. As a result of the conversion and the accretion of the discount, accreted interest of $126,273, (2003 - $718,321, 2002 - $133,870) has been charged as interest expense for 2004.

Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date. Included in interest expense for 2004 under US GAAP is $532,960 (2003 - $486,856, 2002 - $168,540). The interest expense for 2004 includes a $420,758 charge for the write-off of the unamortized debt discount upon the conversion of the debt.

Under US GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. During fiscal 2004, the remaining outstanding convertible debentures were converted into common shares of the company, and as a result, the unamortized deferred financing fees under US GAAP and Canadian GAAP was $Nil at the end of the year. If the Company had recorded the issue costs in accordance with US GAAP, additional amortization of $257,828 (2003 - $163,927, 2002 - $11,429) would have been charged to interest expense. Additionally, share capital would be lower by $587,782 (2003 - $130,343, 2002 - $Nil).

24. Reconciliation to United States generally accepted accounting principles (continued)

(d)	Discontinued operations:

The businesses disposed of during fiscal 2003 in the Gain on closure of subsidiaries described in Notes 15 and 16, are treated as discontinued operations under U.S. GAAP. This treatment requires that the results of operations of these businesses be removed from the normal operations of the Company, and be presented in summary form as earnings from operations, gain on disposal of, and income taxes from those discontinued businesses. Effective May 1, 2003, the Company adopted the new provisions of the CICA handbook, described in Note 2(m), which are materially similar to US GAAP requirements. The differences reported below relate to dispositions that occurred prior to the adoption of the new CICA handbook provisions. There is no difference between US GAAP and Canadian GAAP for discontinued operations in fiscal 2004.

For fiscal 2004 and 2003, the amounts reported as assets and liabilities under US GAAP and Canadian GAAP are the same.

Under U.S. GAAP, the amounts reported as revenues and expenses in the Statements of Operations of the Company would be different than those reported under Canadian GAAP for fiscal 2003 and 2002. The revenues and expenses of the discontinued operations were as follows:

	2004		2003	2002

Net revenue		$—	$3,386,913	$15,824,996

Operating expenses		—	2,649,784	16,857,573
Depreciation		—	70,217	520,401
Interest expense and financing fees		—	199	727
Restructuring costs		—	—	5,691,023
Unusual item		—	—	—
Income taxes (recovery)		—	(119,903)	(2,552,010)
Goodwill amortization		—	—	1,436,173
Write-down of goodwill		—	—	31,359,171

Earnings (loss) from discontinued Operations (excluding gain)		$—	$786,616	$(37,488,062)

Pre-tax earnings (loss) from discontinued operations	$		$906,519	$(40,040,072)
Gain on discontinued operations		—	3,340,685	—
Income taxes recovery from discontinued operations		—	119,903	2,552,010

Earnings (loss) from discontinued operations		—	4,127,301	(37,488,062)
Earnings (loss) from discontinued operations accounted for consistent with US GAAP (see Note 22)		(465,142)	44,748	(9,776)

		$(465,142)	$4,172,049	$(37,497,838)

24. Reconciliation to United States generally accepted accounting principles (continued)

(e)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2004	2003	2002

Net earnings (loss) for the year in accordance with U.S. GAAP	$(3,571,203)	$2,606,300	$(53,376,232)

Unrealized gain on available for sale securities	174,426	—	—

Change in cumulative translation adjustment account	310,087	(1,584,672)	515,569

	$(3,086,690)	$1,021,628	$(52,860,663)

(f)	Reduction of capital:

In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, share capital would be increased by $9,886,961 and deficit would be increased by $9,886,961 as at September 30, 2004 and 2003.

(g)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.

(h)	Goodwill amortization and goodwill write-downs:

Under U.S. GAAP goodwill amortization and goodwill write-downs would be included as operating expenses in the consolidated statement of operations and the income taxes relating to these items would not be netted against operating expenses. The Company has disclosed net earnings before goodwill amortization and write-down which is not a permitted disclosure under US GAAP. The “loss before income taxes and discontinued operations” for 2004 under US GAAP would be $(2,955,637) (2003 - $(1,199,322), 2002 - $(18,203,924)).

24. Reconciliation to United States generally accepted accounting principles (continued)

(i)	Investments:

The Company accounts for its investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities under US GAAP. As of September 30, 2004, all of the Company’s investments have been classified as available-for-sale and accordingly, recorded at market value. Unrealized gains and losses on these investments are included in other comprehensive income, as a separate component of shareholders’ equity. Any unrealized losses are recorded as a charge to income when they are deemed to be other than temporary.

(j)	Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first interim or annual period beginning after June 15, 2005. The Canadian and US GAAP difference relating to share-based payments to employees will be eliminated for all such payments after the adoption of these standards

