Form 20-F
period 2005-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2005-12-29
CIK 1031516

As filed with the Securities and Exchange Commission on December 29, 2005

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2005
OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                     to
OR

☐	Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Date of event requiring this shell company report
Commission file number 0-30082
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
NONE

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2005 there were 21,007,517 common shares outstanding.
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐
Indicate by check mark which financial statement item the Registrant has elected to follow.
     Item 17 ☑                    Item 18 ☐
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12-2 of the Exchange Act). YES ☐ NO ☑
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑
If this is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under these Sections. YES ☐ NO ☑

TABLE OF CONTENTS
PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16A	Audit Committee Financial Expert
Item 16B	Code of Ethics
Item 16C	Principal Accountant Fees and Services
Item 16D	Exemptions from the Listing Standards for Audit Committees
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Signatures
Exhibit Index

The certifications are exhibits, not part of body. References in this annual report to “the Company” and “Envoy” mean Envoy Communications Group Inc. and its subsidiaries, unless otherwise specified.
The Company presents its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$” are to Canadian dollars, references to “US” are to United States dollars and references to “£” are to British pounds. See “Selected Financial Data” in Item 3 of this Form 20-F.

Issuer Purchases of Equity Securities

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable
Item 1. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable
Item 2. KEY INFORMATION
A. Selected Financial Data1
     The following tables sets forth selected financial data for Envoy for the fiscal years indicated below and should be read in conjunction with the more detailed audited consolidated financial statements and the related notes thereto (the “Consolidated Financial Statements”) appearing under Item 17 in this Form 20-F and the discussion under Item 5 “Operating and Financial Review and Prospects” herein. The selected consolidated financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates. The Company’s historical results are not necessarily indicative of the results that may be expected for any future period.

Issuer Purchases of Equity Securities

Fiscal Years Ended September 30,	2005(2)	2004(3)	2003(4)	2002(5)	2001(6)
(all amounts in thousands, except
per share data)
Statement of Operations Data:
Net Revenue	$43,157	$36,964	$37,742	$54,845	$79,687
Earnings (Loss) From Continuing Operations	4,140	(2,680)	2,483	(53,038)	(2,788)
Earnings(Loss) From Discontinued Operations	1,802	(426)	55	(341)	(107)
Earnings (Loss) From Continuing Operations Basic Earnings Per Share	0.19	(0.16)	0.57	(12.63)	(0.67)
Earnings (Loss) From Continuing Operations Diluted Earnings Per Share	0.19	(0.16)	0.42	(12.63)	(0.67)
Net (Loss) Earnings [7]	5,942	(3,106)	2,538	(53,379)	(2,895)
Net Earnings (Loss) Per Share [7] Basic	0.27	($0.18)	$0.58	($12.71)	($0.70)
Net Earnings (Loss)Earnings Per Share [7] Diluted	$0.27	($0.18)	$0.43	($12.71)	($0.70)

[1]	The consolidated financial statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP is set forth in Note 24 to the Notes to the Consolidated Financial Statements. The following would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net Revenue 2005 $nil, 2004 $nil, 2003 ($3,387), 2002 ($15,825), and 2001 ($34,683);Earnings (loss) from continuing operations 2005 $344, 2004 $(464), 2003 ($4,025), 2002 $37,488, and 2001 ($208); Earnings(Loss) from continuing operations earnings per share basic 2005 $0.02, 2004 $(0.02), 2003 (0.93), 2002 $8.93, and 2001 $(0.05); Earnings (Loss) from continuing operations earnings per share diluted 2005 $0.01, 2004 $(0.02), 2003

Issuer Purchases of Equity Securities

$(0.79), 2002 $8.93, and 2001 $(0.05); Net (Loss) earnings 2005 $344 2004 $(464),2003 $67, 2002 $(3), and 2001 $935; and Net (Loss) Earnings per share basic 2005 $0.02, 2004 $(0.03), 2003 $0.02, 2002 $nil, and 2001 ($0.22); Net (Loss) per share diluted 2005 $ 0.02, 2004 $(0.03,) 2003 $0.17, 2002 $nil, and 2001 ($0.22).

Effective May 1, 2003, Envoy uses the provisions of the Canadian Institute of Chartered Accountants Handbook (the “CICA Handbook”) Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods. For businesses that were disposed of prior to the adoption of these new standards, Envoy includes the results of their operations in the comparative financial results.

At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. Information on the number of shares outstanding, and stock options are disclosed on a post-consolidation basis.

As at September 30,
(all amounts in thousands)	2005	2004	2003	2002	2001
Balance Sheet Data:
Current Assets	$44,759	$59,432	$18,844	$27,447	$51,138
Total Assets	82,951	88,880	37,967	49,174	113,850
Total Debt[8]	361	659	11,425	14,795	11,928
Shareholders’ Equity[9]	73,555	76,891	12,359	9,779	61,319
Retained (Deficit) Earnings[10]	(42,403)	(48,344)	(45,237)	(47,776)	5,508

Issuer Purchases of Equity Securities

[2]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2005 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.2641. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.0648 . The exchange rate utilized with respect to the Statements of Operations Data for the fiscal year ended September 30, 2005 of Parker Williams Design Limited (“PWD”) is £1.00 to $2.2428 Cdn. The exchange rate utilized with respect to the Balance Sheet Data of PWD is £1.00 to $2.0648 Cdn. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[3]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2004 of Gilchrist is £1.00 to $2.3759 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2878. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[4]	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2003 of Gilchrist is £1.00 to $2.3425 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2448. The exchange rate utilized with respect to the Statement of Operations Data of US activities is $1.00 U.S. to $1.4635 and with respect to the Balance Sheet Data of US activities is $1.00 U.S. to $1.3499. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc.“Sage”, Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 16 and 17 to the consolidated financial statements.

[5]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2002 of Gilchrist is £1.00 to $2.3119 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.4894. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $1.5731 Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $1.5872. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc. (“Sage”), Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 16 and 17 to the Consolidated Financial Statements.

Issuer Purchases of Equity Securities

[6]	The Statement of Operations Data for the fiscal year ended September 30, 2001 includes the results of operations of The International Design Group (“IDG”), acquired effective as of January 1, 2001, for the nine month period from January 1, 2001 to September 30, 2001. See Item 4 “Information on the Company” for a description of this acquisition. The exchange rate utilized with respect to the Statement of Operations Data of Gilchrist is £1.00 to $2.2122 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.3264 Cdn. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is US$1.00 U.S. to $1.5785 and with respect to the Balance Sheet Data of Hampel is US$1.00 to $1.5352. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[7]	As reflected in Note 24 to the Consolidated Financial Statements, the net earnings (loss) from continuing operations for the fiscal years ended September 30, 2005, 2004, 2003, and 2002 were $4,484, ($3,145),($1,576)and ($15,878) respectively under U.S. GAAP. The net earnings (loss) for the fiscal years ended September 30, 2005, 2004, and 2003 was $6,286, ($3,571) and $2,606 respectively under U.S. GAAP. The diluted net earnings (loss) per share for the years ended September 30, 2005, 2004, 2003, 2002 and 2001 was $0.29, ($0.21), $0.60, ($12.71) and ($0.91), respectively under U.S. GAAP.

As described above and in Note 12 to the Consolidated Financial Statements, on January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

[8]	Total debt includes both the current and long term portion of debt.

[9]	As reflected in Note 24 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2005 and 2004 was $73,550, and $77,066, respectively under U.S. GAAP. Total assets as of September 30, 2005, 2004, 2003, 2002,and 2001, under U.S. GAAP would include the unrealized gain on securities for sale of ($6), $174, $nil, $nil, and $nil, respectively

[10]	Retained earnings as of September 30, 2005, 2004, 2003, 2002, and 2001, excludes the cumulative foreign currency translation adjustment of ($2,153), 74, ($236), $1,348, and $833 and respectively. See Note 2(g) to the Notes to the audited Financial Statements of Envoy.
     Envoy has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future. Any decision to pay dividends in the future will be at the discretion of Envoy’s board of directors, after taking into account such factors as Envoy’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

Issuer Purchases of Equity Securities

Exchange Rates
     On December 27, 2005, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. to $1.1736. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

	Fiscal Year Ended September 30,
	2005	2004	2003	2002	2001
Average*	1.2171	$1.2034	$1.4553	$1.5731	$1.5353

*    The average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

	For the Month Ended
	November	October	September	August	July	June
	2005	2005	2005	2005	2005	2005
High	1.1960	1.1887	1.1880	1.2185	1.2437	1.2578
Low	1.1656	1.1657	1.1607	1.1888	1.2048	1.2256
B. Capitalization and Indebtedness
Information not required for annual report.
Reasons for the Offer and Use of Proceeds
C. Reasons for the Offer and Use of Proceeds
Information not required for annual report.
D. Special Note Regarding Forward-Looking Statements
     This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to Envoy’s outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses and other financial items, and Envoy’s plans and expectations relating to its business and prospects. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend,” “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Envoy in light of its experience and its perception of historical trends, current conditions and expected future developments, as well

Issuer Purchases of Equity Securities

as other factors that the Company believes are appropriate in the circumstances. Many factors could cause Envoy’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors described in Section E below under “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on Envoy’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
E. Risk factors
     Envoy’s business, financial condition and results of operations could be materially adversely affected by any of the following risks. In addition, risk and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect its business.
Risks Related to Envoy’s Business and Industry
     The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.
     The Company’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2005 for each of the Company’s clients that accounted for 10% or more of its net revenue and for the Company’s five largest clients combined:

Fiscal Year Ended
Client	September 30, 2005
ASDA Stores Limited	33%
Safeway Brands Inc.	13%
Wal-Mart Stores Inc.	12%
Five largest clients combined	65%
     Although the Company has over 75 clients, a relatively small number of these clients contribute a significant percentage of the Company’s consolidated net revenue. For the year ended September 30, 2005, the Company’s top three clients accounted for 58% of its consolidated net revenue. The Company expects reliance on a limited number of its clients to continue into the future. The failure to achieve continued design wins from one or more of these significant clients without adding new sources of net revenue could have an adverse effect on the Company’s financial results.

Issuer Purchases of Equity Securities

     There can be no assurance that the Company will be able to maintain its historical rate of growth or its current level of revenue derived from any client in the future.
The Company is dependent on its key personnel.
     The Company’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on the Company.
The Company is exposed to the risks of doing business internationally.
The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding:
•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings; and

•	changes in the political or economic conditions of a specific country or region, particularly in emerging markets.
     The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Currency exchange rate fluctuations could adversely affect the Company’s results of operations.
     The Company is subject to currency risk through its activities in the United States, the United Kingdom and the European Union. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk.
Market rate fluctuations could adversely affect the Company’s results of operations.
The Company is subject to market risk through the risk of loss of value in
     Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Issuer Purchases of Equity Securities

The Company may be unsuccessful in evaluating material risks involved in completed and future acquisitions.
     The Company has grown in the past through strategic acquisitions and regularly reviews other potential acquisitions of businesses that are complementary to its businesses. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given acquisition and may not identify all of the risks relating to the acquisition. If the Company fails to realize the expected benefits from one or more acquisitions, or does not identify all of the risks associated with a particular acquisition, the Company’s business, results of operations and financial condition could be adversely affected.
The Company may be unsuccessful in integrating any acquired operations with its existing businesses.
     The Company may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management’s attention from other business concerns and the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant costs related to integrating information technology, accounting and management services and rationalizing personnel levels. If the Company experiences difficulties in integrating one or more acquisitions, the Company’s business, results of operations and financial condition could be adversely affected.
The Company is subject to credit risk.
     The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had one customer who represented 17% of accounts receivable as at September 30, 2005, and one customer who represented 15% of accounts receivable as at September 30, 2004. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.
The Company may need to raise additional capital to grow its business, which it may not be able to do.
     The Company’s future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of its existing services, attracting and maintaining clients, as well as competing market developments. As a result, the Company may not be able to generate sufficient cash from its operations to meet additional working capital requirements, support additional capital expenditures or take advantage of investment or acquisition opportunities. Accordingly, the Company may need to raise additional capital in the future.

Issuer Purchases of Equity Securities

     The Company’s ability to obtain additional financing will be subject to a number of factors, including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive for the Company. If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If the Company raises additional funds through debt financing, it might incur significant borrowing costs. If the Company is unable to raise additional funds when needed, or on terms acceptable to it, the Company’s ability to operate and grow its business could be impeded.
The Company is subject to recessionary economic cycles.
     The marketing and communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. Such downturns in the economic cycle may have material adverse effects on the Company’s business, results of operations and financial condition.
The Company may be subject to certain regulations that could restrict the Company’s activities.
     From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, the European Union and other countries in which the Company operates have adopted statutes, regulations and rulings that directly or indirectly affect the activities of the Company and its clients. For further discussion of such regulations, see the discussion in the Government Regulations section under Item 4B. Though the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.
The Company competes for clients in a highly competitive industry, which may reduce market share and decrease profits.
     The marketing and communication services industry is highly competitive and fragmented. The Company’s principal competitors are large multinational communications services companies, as well as regional and national branding and marketing services firms. Many of the Company’s competitors have larger client bases and significantly greater financial, marketing, public relations, revenues and other resources than the Company does. There can be no assurance that the Company will be able to compete effectively against these companies, and the competition for clients against such current and future competitors may reduce the Company’s market share and decrease profits.

Issuer Purchases of Equity Securities

Risks Related to the Company’s Common Shares
Because the Company is a Canadian company, it may be difficult to enforce liabilities against the Company based solely upon the federal securities laws of the United States.
     The Company was organized under the laws of the Province of Ontario, and its principal executive offices are located in Toronto, Ontario. Many of its directors, controlling persons and officers are residents of Canada and a substantial portion of their assets and a majority of the Company’s assets are located outside the United States. Consequently, it may be difficult to enforce against the Company or any of its directors, controlling persons, or officers, liabilities based solely upon the federal securities laws of the United States.
The Company is a Passive Foreign Investment Company, which may have adverse tax consequences for the Company’s shareholders in the United States.
     Under U.S. federal income tax laws, the Company is a passive foreign investment company (“PFIC”), which may have adverse tax consequences for the Company’s shareholders in the United States. U.S. shareholders are urged to read the section titled “Certain United States Federal Income Tax Considerations” in Item 10 of this Form 20-F and to consult their tax advisors concerning the U.S. federal income tax consequences of holding the common shares of a PFIC.
Item 4. INFORMATION ON THE COMPANY
     Envoy Communications Group Inc. (or “the Company”) is an, international consumer and retail branding company with offices in North America and Europe.
     Envoy conducts its branding services through its wholly-owned subsidiaries, Watt International Inc. and Watt Gilchrist Limited (collectively, “Watt”), which together form one of the world’s largest brand strategy and design consultancies. With seven offices located in North America, the United Kingdom and Continental Europe, Watt’s clients include The Great Atlantic & Pacific Tea Company (“A&P”), Asda Stores Ltd., Carulla Vivero S.A., Cencosud S.A, Cott Beverages Ltd., Coop Norden Famous Players Ltd., Giant Food Inc., Gigante, Longs Drug Store Corporation, Kraft Foods Inc., Next plc, Safeway Brands Inc., Sainsbury’s Supermarkets, Sobeys Inc., Sports Authority, Smart &Final Stores Corporation, The Somerfield Group, Walgreen Co., and Wal-Mart Stores Inc.
     In 2005 three customers accounted for 33%, 13% and 12% respectively of net revenue. In 2004, three customers accounted for 41%, 17% and 11% of net revenue. In both years, no other customers accounted for more than 10% of net revenue.
     Watt International Inc. subsists under the laws of the Province of Ontario and Watt Gilchrist Limited subsists under the laws of the United Kingdom.

Issuer Purchases of Equity Securities

     The principal place of business of Envoy is located at 172 John Street, Toronto, Canada M5T 1X5. Envoy may be reached by telephone at (416) 593-1212 or facsimile at (416) 593-4434. Envoy’s website is www.envoy.to. Information contained on Envoy’s website does not constitute a part of this Form 20-F.
A. History and Development of the Company
     Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since December 1997, Envoy has shifted the nature of its business to providing marketing, communications and consumer and retail branding services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material acquisitions by Envoy are described below.
     Effective as of June 1, 1998, Envoy acquired Promanad Communications Inc. (“Promanad”), an advertising, public relations and corporate identity agency. Envoy expanded its geographic reach into the U.S. marketplace through its acquisition of Hampel Stefanides Inc., (“Hampel”), effective as of October 1, 1998.
     Effective as of January 1, 1999, Envoy acquired Devlin Multimedia Inc., a Toronto-based website design and development company.
     Effective as of May 1, 1999, Envoy acquired Watt International Inc. (“Watt International”), through which Envoy acquired the operations, substantially all of the assets and certain of the liabilities of The Watt Design Group Inc. (“Watt Design”), a Toronto-based provider of design, packaging, retail environments and marketing identity services to retailers. Envoy expanded its geographical reach into the United Kingdom and the continental Europe marketplace through its acquisition of Gilchrist, a United Kingdom based digital imaging and design firm, effective as of July 1, 2000. Effective as of January 1, 2001, Envoy acquired The International Design Group (Canada) Inc., (“IDG”) a Toronto-based retail planning and design firm. IDG was amalgamated with Watt International effective September 30, 2001.
     Effective as of June 1, 2000, Envoy acquired Sage Information Consultants Inc., a digital professional service firm operating in the United States and Canada.
     During July 2001, Envoy launched John Street Inc. (“John Street”), a Toronto based advertising and communications initiative to replace the advertising business previously conducted by the Communiqué Group Inc. On September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own. On June 30, 2005, Envoy sold all the shares of its advertising business, John Street, to the management of John Street for $1,200,000. As part of the sale transaction, certain office equipment and furniture that was being used by John Street was

Issuer Purchases of Equity Securities

sold for proceeds of $300,000, and is included in the calculation of the gain on sale. Prior to its sale, John Street was reported as part of the Canadian net revenue in the marketing segment.
     Effective October 1, 2001, Envoy acquired 100% of the outstanding shares of Commodore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Commodore was amalgamated with Communique Incentives Inc. upon its acquisition.
     On October 30, 2002, the assets of Devlin were sold to management of the subsidiary.
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
     On January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. The business was sold for nominal consideration.
     On February 28, 2005, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“Parker Williams”), a London, United Kingdom based packaging design and brand specialist company. The purchase price of £1,818,000 was payable in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of Parker Williams” (“Management Shareholders”), subject to certain options described below. ECGH has the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following closing. The acquisition was accounted for using the purchase method of accounting. Parker Williams, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area. Parker Williams was formed in 1990 by designers Tamara Williams and Tony Parker. With over 25 years design experience in Europe, America and the Far East, Parker Williams has revenues of approximately $5.0 million annually. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.

Issuer Purchases of Equity Securities

B. Business Overview
Services in the Envoy Group
     Consumer and retail branding – Watt International, a wholly owned subsidiary of Envoy that management believes to be one of the world’s leading brand strategy and design consultancies provides the following services: strategic brand consulting, corporate identity and communications, retail branding and store design, and package design. Watt International also provides brand management, pre-press and film services through Gilchrist, a sister company with more than 100 years of experience.
     On February 28, 2005, the Company through its subsidiary ECGH, acquired 65% of the outstanding shares of Parker Williams a London, United Kingdom UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on completion. The remaining 35% of the Parker Williams Management Shares will continue to be held by senior management of Parker Williams.
     Net revenue by type of service for the last three fiscal years is as follows: (all amounts in thousands)

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Net revenue:
Marketing			$3,137
Consumer and retail branding	$43,157	36,964	34,313
Technology			292

	43,157	$36,964	$37,742
     Net revenue by geographic region, based on the region the customer is located, is as follows: (all amounts in thousands)

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Net revenue:
Canada	5,717	$2,075	$2,317
United States	14,515	14,165	18,150
United Kingdom and Continental Europe	22,925	20,724	17,275

	$43,157	$36,964	$37,742
Our Strategic Direction
     On February 28, 2005, Envoy, through its subsidiary ECGH, acquired 65% of the outstanding shares of Parker Williams. The, the remaining 35% of the Parker Williams shares will continue to be held by Senior Management. On June 30, 2005, Envoy sold all the shares of its advertising business, John Street, to the management of John Street.

Issuer Purchases of Equity Securities

     During fiscal 2004 Envoy sold all the shares of its corporate event and corporate travel business and during fiscal 2003, Envoy divested its technology services. Envoy remains focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies, our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.
     In November 2003, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, and Bentonville USA. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist United Kingdom, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of our new client acquisition strategy.
     Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.
     In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients with the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, which management believes will ensure at least a 20 percent increase in speed-to-market.
Pursue Strategic Acquisitions.
     Envoy’s historical growth has been achieved partially by way of strategic acquisition. The Company used this strategic acquisition strategy to extend Envoy’s geographic reach and breadth of service offerings and to add a significant degree of diversification to its business model.
     During fiscal 2004, through two public offerings in Canada Envoy raised gross proceeds of $66.5 million. During the second quarter, Envoy successfully negotiated with its lenders and retired substantially all outstanding loan indebtedness.
     Management believes the offerings have enabled Envoy to achieve two important goals: allowing Envoy to eliminate its debt and permitting Envoy to engage in a meaningful M&A program.

Issuer Purchases of Equity Securities

IV. Industry Overview
Consumer and Retail Branding
     In all areas of marketing and product design, companies are looking to extend their customer relationships and influence consumer behavior. Consumer and retail branding services encompass the entire customer experience, from product packaging to the retail environment, and are a key component of a company’s marketing communications strategy.
     The consumer and retail branding services sector is rapidly evolving into a global marketplace, as companies are increasingly looking for expertise in the development and maintenance of their brands on a global basis. Companies are looking to firms that can deliver a consistent message to consumers through packaging and retail design, regardless of geography.
     Retail is the second largest industry in the United States and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.
This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies.
In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained by ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 percent increase in speed-to-market.
In April 2005, Home Hardware Stores Limited, in conjunction with Watt International announced the launch of its New Build a Better Home Store program. The program provides new store design concepts for its Home Hardware, Home Building Centre and Home Hardware Building Centre banners. The New Build a Better Home Store program was unveiled at the Company’s biannual Dealer Marker, a forum for product purchasing, professional development and networking. Home hardware worked with Watt International to enhance various formats and layouts of its retail environment to create a more captivating, informative, convenient and service-oriented shopping experiences for customers.
In June 2005, Envoy announced that Twinings, one of the UK’s most popular tea brands, had selected Watt International’s UK subsidiary, Gilchrist to provide a

Issuer Purchases of Equity Securities

blend of expertise in artwork, reprographics and workflow systems (Odin) to manage brand implementation programs across its range of beverages. The contact, which covers household brands such as Twinings, Jacksons and Ovaltine, will enable the company to radically reduce product launch times via Gilchrist’s proficiency in packaging graphics and its industry leading technology solution.
V. Government Regulations
     The marketing communications industry is subject to extensive government regulation, both domestic and foreign, with respect to the truth in and fairness of advertising. There are also a number of U.S. federal and state laws and regulations directed at the advertising and marketing of specific products, such as food and drug products. In addition, there has been an increasing tendency on the part of businesses to resort to the judicial system, as well as industry self-regulatory procedures, to challenge comparative advertising of their competitors on the grounds that the advertising is false and deceptive. There can be no assurance Envoy will not be subject to claims against it or Envoy’s clients by other companies or governmental agencies or that such claims, regardless of merit, would not have a material adverse effect on Envoy’s future operating performance.
C. Organizational Structure
     Envoy has operations in the United States, the United Kingdom, Continental Europe and Canada. Significant subsidiaries are as follows:

	%of	Jurisdiction of
Company	Ownership	Incorporation

Watt International Inc. Watt Gilchrist Limited Parker Williams Design Limited	100 100 65	Ontario United Kingdom United Kingdom
D. Property, Plants and Equipment
     We currently operate offices in the following cities: Toronto, Canada; London, U;, Leeds, UK; San Francisco, USA; Strasbourg, France, and Bentonville, USA. The terms of our principal leases are as follows:
     Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. In addition to Envoy, Watt IDG, a division of Watt International, are also located at these premises. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $177,000 with rent increases each year of the lease term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 as a loan, with an interest rate of 3.5% per annum to be repaid over 10

Issuer Purchases of Equity Securities

years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2005 was $325,341.
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
     During fiscal 2004, Envoy negotiated to payoff all amounts owing with respect to the Hampel lease. In 2003 when the Hampel business was closed down, Envoy negotiated a settlement with the landlord agreeing to make 22 monthly payments of US$33,316 commencing on March 1, 2003, and a final payment of US$150,000.00 in February 2005. The payments were secured by a letter of credit in the amount of US$250,000 in favour of the landlord. During 2002 Envoy negotiated the exit of approximately 18,000 square feet of office space located on the 12th floor of 111 Fifth Avenue, New York, New York. Under the terms of the lease settlement agreement Envoy agreed to pay the landlord on September 30, 2002 US$500,000 cash, issued 250,000 common shares of Envoy at a price of US$.50 per share and agreed to make 22 additional monthly payments of US$36,638 commencing October 1, 2002. The payments were secured by a letter of credit in the amount of US$250,000 in favour of the landlord. The total expense relating to the 12th floor termination agreement has been reflected as restructuring costs in fiscal 2002.
     The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $243,318 . that expires in March 2010.
     The offices of Envoy’s wholly-owned subsidiary, Gilchrist, consist of an industrial building of approximately 23,000 square feet located on Albion Mills, Albion Road, Greengates Bradford, West Yorkshire, England. The premises are leased pursuant to a lease with current annual rent of £236,668, which mostly expires in June 2015. Gilchrist has additional office space of approximately 950 square feet located at 12 Great Newport Street, London, England. The premises are leased pursuant to a lease with a current annual rent of £57,000, which expires in August 2005.
     The offices of Envoy’s 65% owned subsidiary, Parker Williams consist of approximately 3,400 square feet located at Voysey House, Barley Mow Passage, London, England. The premises are leased pursuant to a lease with current annual rental costs of £78,700, which expires in September 2011.

Issuer Purchases of Equity Securities

Item 4A. Unresolved Staff Comments
Not applicable
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Envoy and notes relating thereto included as item 17 in this Form 20-F. The information contained in this Item 5 refers to Financial Statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 24 to the Notes to the Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.
Overview
     Net Revenue. The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned;

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.
Net revenue represents the Company’s compensation for its non-agency services and is recognized only when collection of such net revenue is probable. The Company’s non-agency projects are short-term in nature.
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

Issuer Purchases of Equity Securities

technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
     Tax Matters. With respect to Envoy’s 2005 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $15.3 million in loss carry forwards. Details on income taxes are set forth in Note 15 to the Notes to the audited consolidated Financial Statements of Envoy.
A. Operating Results
OVERVIEW
Corporate — significant items
On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (“PW”, or “Parker Williams”), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 was paid in cash on closing. The remaining 35% of the Parker Williams shares (“Management Shares”) will continue to be held by senior management of PW (“Management Shareholders”), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction was completed on February 28, 2005, and was accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area and has revenues of approximately $5.0 million annually. PW was formed in 1990 by designers Tamara Williams and Tony Parker who together have over 25 years design experience in Europe, America and the Far East. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.
On January 15, 2005, Envoy’s Board of Directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.
Effective June 30, 2005, Envoy completed the sale of the shares of its John Street Inc. subsidiary (“John Street”) and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance

Issuer Purchases of Equity Securities

of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totaling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million. Envoy believes that the sale of John Street and the related assets was in the best interests of Envoy and its shareholders. John Street was an investment that was no longer consistent with Envoy’s strategic direction
On August 19, 2005 Envoy announced acceptance by the Toronto Stock Exchange (the “TSX”) of its notice of intention to purchase from time to time, if considered advisable, up to an aggregate of 2,013,702 common shares, representing approximately 10% of the public float of its common shares. All purchases of the common shares will be effected through the facilities of the TSX and/or the NASDAQ National Market (the “NASDAQ”). Purchases commenced on August 26, 2005 and will conclude on the earlier of the date on which purchases under the normal course issuer bid have been completed, and August 25, 2006. All shares purchased under this program will be cancelled. Envoy Communications Group Inc. has also filed a notice of intention to make a normal course issuer bid with applicable Canadian Securities Regulators. Under the terms of this normal course issuer bid, the Company had repurchased and cancelled 407,080 common shares for cash consideration of $1.1 million up to September 30, 2005. The average price of the shares repurchased during fiscal 2004 was $3.04 per share.
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2004, under this normal course issuer bid, the Company repurchased and cancelled 274,440 common shares for cash consideration of $0.8 million and during fiscal 2005 the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6.3 million.
The Board of Directors of Envoy Communications Group Inc. believes that the proposed purchases are in the best interests of Envoy Communications Group Inc. and are a desirable use of corporate funds. All common shares purchased by Envoy Communications Group Inc. will be cancelled.
In November 2005, the Company announced that its Board of Directors has approved the immediate implementation of a restructuring plan. Accordingly, Envoy will incur a restructuring charge of approximately $1.6 million in the first quarter of fiscal 2006. The annual savings in salaries, benefits and other expenses associated with this restructuring is approximately $3.7 million. The restructuring involved downsizing of staff and writing off redundant fixed assets. The restructuring charge includes termination benefits, legal fees and lease terminations. The Company has sufficient cash on hand to fund the restructuring charges. Management believes that, by implementing the

Issuer Purchases of Equity Securities

restructuring plan now, Envoy will be better positioned to remain profitable, if its clients’ historical spending patterns do not materialize in the short term. At this time, we expect the net revenue will decrease by about $8.0 million in fiscal 2006 compared to fiscal 2005. Management will be pro-active in implementing other initiatives to achieve organic sales growth, reduce operating expenses and improve efficiencies.
On September 21, 2005, Envoy advised its U.S. shareholders that it believes it will be characterized under the U.S. Internal Revenue Code as a passive foreign investment company (“PFIC”) for the fiscal year ended September 30, 2005, and may be a PFIC for subsequent fiscal years. This determination was made following a preliminary review by Envoy of its financial position in anticipation of its fiscal year end. Based on the year-end audited financial statements, this analysis was updated and the Company confirmed that it will be characterized as a PFIC under the U.S. Internal Revenue Code.
U.S. shareholders who held Envoy’s common shares during fiscal 2005 (or who hold Envoy’s common shares during any subsequent fiscal year when it is a PFIC) may be able to mitigate certain tax consequences of Envoy’s PFIC status by availing themselves of certain elections under the Internal Revenue Code, including a “qualified electing fund” (“QEF”) election or a “mark-to market” election. Envoy will complete the actions necessary, including providing the information necessary, for U.S. shareholders to make a QEF election. The deadline for a U.S. shareholder to file a QEF election or a “mark-to market” election is the due date of such U.S. shareholder’s federal income tax return (including extensions) for the taxable year to which such election relates. Envoy believes that this determination will not have any tax consequences to non-U.S. shareholders.
The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including QEF or “mark-to-market” elections.
U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to following Envoy’s fiscal year end in order to receive the necessary financial information.
During fiscal 2004 through two public offerings, Envoy raised gross proceeds of $66.5 million and net proceeds of $60.1 million. During fiscal 2004, Envoy successfully negotiated with its lenders and retired substantially all outstanding loan indebtedness. The balance of the funds raised in the public offerings will be used for general corporate purposes and potential acquisition and investment opportunities that Envoy determines have potential to create value for its shareholders and that either complements or provides an opportunity to diversify its current business.

Issuer Purchases of Equity Securities

Operating companies — significant items
The Watt group of companies (“Watt”), Envoy’s branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies.
Envoy continues to focus on its core strength, consumer and retail branding and has made a series of announcements in fiscal 2005 that highlight the significant opportunities Envoy is pursuing.
During fiscal 2005, Envoy announced new customer wins and relationships. Watt announced that is working with Carulla Vivero S.A. to re-define its private label program and to redesign their supermarket chain. In the United Kingdom, Watt Internationals UK subsidiary, Gilchrist was selected by Twinings to provide a blend of expertise in artwork, reprographics and workflow systems (Odin), and to manage brand implementation programs across its range of beverages. Watt International is working with Home Hardware to enhance the various formats and layouts of its retail environment to create a more captivating, informative, convenient and service-oriented shopping experience for customers.
Discussion of results
Net revenue for the twelve months ended September 30, 2005 was $43.2 million, compared to $37.0 million for the twelve months ended September 30, 2004, an increase of $6.2 million. We had originally expected to complete the acquisition of PW, and include their results from January 2005, but this was delayed until March 2005. Envoy expects net revenue to decrease by 22% in fiscal 2006 over 2005 based on a review of client spending plans.
Although revenues remain strong, the Company’s UK’s margins have decreased, due to increased price pressure. We believe that our proprietary software “ODIN” will allow Envoy to gain additional efficiencies in the near future, thus improving profitability.
Salaries expense for the twelve months ended September 30, 2005, was $28.7 million, compared to $24.8 million in the twelve months ended September 30, 2004, an increase of $3.9 million, of which $1.6 million was from the inclusion of Parker Williams. The labour to net revenue ratio for the twelve months ended September 30, 2005 was 66.5%, compared to 67.2% in the twelve months ended September 30, 2004. Subsequent to the year-end Envoy announced a restructuring plan which will reduce salary expense in fiscal 2006. As a result, Envoy expects its labour to net revenue ratio for fiscal 2006 to be approximately 67%, excluding the restructuring costs described earlier.
Occupancy costs increased to $3.0 million for the twelve months ended September 30, 2005, from $2.7 million for the twelve months ended September 30, 2004, an

Issuer Purchases of Equity Securities

increase of $0.3 million. The occupancy cost to net revenue ratio was 7.0% for the twelve months ended September 30, 2005, compared to 7.4% for the twelve months ended September 30, 2004. Envoy expects its occupancy to net revenue ratio for fiscal 2006 to be approximately 10%.
As a result of the early repayment in fiscal 2004 of the outstanding debentures and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertible debentures in fiscal 2004. Accreted interest imputed on warrants and debentures was $2.6 million and interest expense and financing cost $1.0 million in fiscal 2004. Envoy has no expected future requirement for debt financing and, therefore, there was no accreted interest, in fiscal 2005. Envoy earned $0.1 million on cash balances during fiscal 2005.
Compared to our earnings guidance of $0.20 (excluding the net gain of $0.08 per share from the sale of John Street in the third quarter) per share for the current fiscal year, our earnings per share (including the net gain on the sale of John Street) was $0.27.
The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

Issuer Purchases of Equity Securities

SELECTED ANNUAL INFORMATION

		Fiscal	Fiscal
	Fiscal 2005	2004	2003

Net revenue	$43.2 million	$37.0 million	$37.7 million

Net earnings (loss):
From continuing operations	4.1 million	(2.7) million	2.5 million
From discontinued operations	1.8 million	(0.4) million	— million

Total	$5.9 million	($3.1) million	$2.5 million

Net earnings (loss) per share
Total
Basic	$0.27	$(0.18)	$0.58
Diluted	0.27	(0.18)	0.43

From continuing operations
Basic	$0.19	$(0.16)	$0.57
Diluted	0.19	(0.16)	0.42

From discontinued operations
Basic	$0.08	$(0.02)	$0.01
Diluted	0.08	(0.02)	0.01

Issuer Purchases of Equity Securities

		Sep 30,	Sep 30,
As at:	Sep 30, 2005	2004	2003

Total assets	$83.0 million	$88.9 million	$38.0 million
Total long-term financial liabilities	$ 0.3 million	$ 0.4 million	$ 4.9 million
Cash dividends declared	$nil	$nil	$nil

Issuer Purchases of Equity Securities

RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2005, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2004
Net revenue Our net revenue represents our compensation for services. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the twelve months ended September 30, 2005 was $43.2 million, compared to $37.0 million for the twelve months ended September 30, 2004, an increase of $6.2 million, or 16.8%.
Net revenue by type of service and by customer location:

	Net Revenue for the twelve months
	ended September 30
	(in millions)
		% of		% of
	2005	total	2004	total
By type of service
Consumer and retail branding	$43.2	100%	$37.0	100%

		% of		% of
	2005	total	2004	total
By customer location
Canada	$5.7	13%	$2.1	6%
United States	14.5	34%	14.2	38%
Europe *	23.0	53%	20.7	56%

	$43.2	100%	$37.0	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $6.2 million in the twelve months ended September 30, 2005 compared to the twelve months ended

Issuer Purchases of Equity Securities

September 30, 2004 an increase of 16.8%. After a review of client spending plans, we expect net revenue to decrease by about 22% in fiscal 2006.
Net revenue by customer location:
Net revenue from Canada increased $3.6 million, for the twelve months ended September 30, 2005 compared to the twelve months ended September 30, 2004, an increase of 175.5%. This increase in revenue in fiscal 2005 was a result of previously deferred client spending being completed in the year. As a result of the loss of a large client, we expect net revenue from Canada to decrease in fiscal 2006.
Net revenue from the U.S. has increased $0.3 million for the twelve months ended September 30, 2005 compared to the twelve months ended September 30, 2004, an increase of 2.5%.
Net revenue from Europe increased $2.3 million for the twelve months ended September 30, 2005, compared to the twelve months ended September 30, 2004, an increase of 10.6%, primarily as a result of the net revenue from including our Parker Williams acquisition.
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
Operating expenses increased by 14.5% to $38.9 million for the twelve months ended September 30, 2005 from $33.9 million for the twelve months ended September 30, 2004. Changes in operating expenses are as follow:
Salaries and benefits expense for the twelve months ended September 30, 2005 were $28.7 million, compared to $24.8 million for the twelve months ended September 30, 2004, an increase of $3.9 million or 15.5%, of which $1.6 million relates to including Parker Williams expenses. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the twelve months ended September 30, 2005 of $0.3 million, compared to $0.2 million in the twelve months ended September 30, 2004. Salaries and benefits expense as a percent of net revenue was 66.5% for fiscal 2005 compared to 67.2% for fiscal 2004. Envoy expects that salaries and benefits expense will be 67% of sales in fiscal 2006.
General and administrative expenses for the twelve months ended September 30, 2005 were $7.2 million, compared to $6.4 million for the twelve months ended September 30, 2004, an increase of 12.5%. Included in general and administrative expenses is foreign exchange expense of $0.3 million for fiscal 2005, compared

Issuer Purchases of Equity Securities

to $0.4 million for fiscal 2004. General and administrative expense as a percent of net revenue was 16.6% for fiscal 2005 compared to 17.3% for fiscal 2004. Envoy expects that general and administrative expenses will be 15% of sales in fiscal 2006 as a result of the Company reducing or eliminating discretionary expenses.
Occupancy costs for the twelve months ended September 30, 2005 were $3.0 million, compared to $2.7 million for the twelve months ended September 30, 2004, an increase of 9.7%. Occupancy costs as a percent of net revenue was 7.0% for fiscal 2005 compared to 7.4% for fiscal 2004. Envoy expects that occupancy expense will be 10% of sales in fiscal 2006. The expected increase is due primarily to the Company’s UK operations relocating to new premises in fiscal 2006, and to the expectation that utilities costs will continue at higher levels than has been experienced recently.
Depreciation expense Depreciation expense for the twelve months ended September 30, 2005 was $2.6 million, compared to $2.4 million for the twelve months ended September 30, 2004.
Interest (income) expense and financing costs and accreted interest Interest (income) expense and financing costs and accreted interest for the twelve months ended September 30, 2005 was an income amount of $0.1 million, compared to an expense of $3.5 million for the twelve months ended September 30, 2004. During fiscal 2004, all of the outstanding bank indebtedness and debentures were repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there was no interest expense and finance costs or accreted interest relating to these items.
Investment earnings Investment earnings for the twelve months ended September 30, 2005 was $2.8 million, compared to $0.4 for the twelve months ended September 30, 2004. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. We expect that our investment earnings will be in the range of approximately $3.5 to $4.5 million, depending on the assets under investment, market conditions, bond yields, interest rates, dividend yields and general economic factors, and as a result of changes in the mandate provided to the portfolio manager. These changes allow the manager greater flexibility in selecting longer term fixed income securities and high yielding securities, while still maintaining a high quality portfolio.
Income from discontinued operations Effective June 30, 2005, after a review of the ongoing viability, future prospects and cash requirements of our John Street advertising business, we sold the business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3

Issuer Purchases of Equity Securities

million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented, and the gain on sale of our investment in this business. The income from discontinued operations, including the gain on sale of the business, was $1.8 million for the twelve months ended September 30, 2005, compared to a loss of $0.4 million on the sale of Communique Incentives Inc. (“Communique”), for the twelve months ended September 30, 2004.
Net earnings (loss) We had net earnings of $5.9 million for the twelve months ended September 30, 2005, compared to a loss of ($3.1) million for the twelve months ended September 30, 2004, an increase of $9.0 million.

Issuer Purchases of Equity Securities

ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING
Through public offerings in fiscal 2004, Envoy raised $66.5 million gross proceeds ($60.1 million net proceeds). In the short form prospectus issued with the public offerings, Envoy indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for Envoy shareholders, and that either complement or provide an opportunity to diversify the current business of Envoy. Envoy retained broad discretion in allocating the net proceeds of the public offering.

Fiscal 2004
(in millions)
Net proceeds from public offering	$60.1

Net proceeds were used to:
Repay short-term debt	6.9
Redeem outstanding shares	0.8
Repay outstanding long-term debt	5.2
Allocated to investment portfolio	46.7
Other working capital changes	0.5

Total use of proceeds	$60.1
As a result of repaying the outstanding debt, Envoy has established financial flexibility and is able to take advantage of acquisition and investment opportunities as they are identified.

Issuer Purchases of Equity Securities

SUMMARY OF QUARTERLY RESULTS

	Q4 2005	Q3 2005	Q2 2005	Q1 2005

Net revenue	$11.9 million	$12.0 million	$10.2 million	$9.1 million

Net earnings (loss):
From continuing operations	$0.9 million	$1.7 million	$0.8 million	$0.7 million
Including discontinued operations	$0.9 million	$3.6 million	$0.8 million	$0.6 million

Net earnings (loss) per share
From continuing operations
Basic	$0.04	$0.08	$0.04	$0.03
Diluted	$0.04	$0.08	$0.04	$0.03
Including discontinued operations
Basic	$0.04	$0.17	$0.04	$0.03
Diluted	$0.04	$0.17	$0.04	$0.03

	Q4 2004	Q3 2004	Q2 2004	Q1 2004

Net revenue	$9.1 million	$10.0 million	$9.7 million	$8.2 million
Net earnings (loss):
From continuing operations	($0.3) million	$1.1 million	($3.0) million	($0.5) million
Including discontinued operations	($0.3) million	$1.2 million	($3.6) million	($0.5) million

Net earnings (loss) per share
From continuing operations
Basic	($0.01)	$0.05	($0.26)	($0.06)
Diluted	($0.01)	$0.05	($0.26)	($0.06)

Issuer Purchases of Equity Securities

	Q4 2004	Q3 2004	Q2 2004	Q1 2004

Including discontinued operations
Basic	($0.01)	$0.06	($0.30)	($0.06)
Diluted	($0.01)	$0.06	($0.30)	($0.06)
THREE MONTHS ENDED SEPTEMBER 30, 2005, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2004
Net revenue Net revenue for the three months ended September 30, 2005 was $11.9 million, compared to $9.1 million for the three months ended September 30, 2004, an increase of $2.8 million, or 31.1%.
Net revenue by type of service and by customer location:

	Net Revenue for the three months
	ended September 30
	(in millions)
		% of		% of
	2005	total	2004	total
By type of service
Consumer and retail branding	$11.9	100%	$9.1	100%

		% of		% of
	2005	total	2004	total
By customer location
Canada	$1.6	14%	$0.6	6%
United States	4.3	35%	2.6	29%
Europe *	6.0	51%	5.9	65%

	$11.9	100%	$9.1	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Net revenue from consumer and retail branding services increased $2.8 million in the three months ended September 30, 2005 compared to the three months ended September 30, 2004 an increase of 31.1%.
Net revenue by customer location:
Net revenue from Canada increased $1.0 million, for the three months ended September 30, 2005 compared to the three months ended September 30, 2004, an increase of 186.8%. This increase in revenue in the fourth quarter of fiscal

Issuer Purchases of Equity Securities

2005 compared to fiscal 2004 was a result of previously deferred client spending being completed in the quarter.
Net revenue from the U.S. has increased $1.7 million for the three months ended September 30, 2005 compared to the three months ended September 30, 2004, an increase of 63.8%.
Net revenue from Europe increased $0.1 million for the three months ended September 30, 2005, compared to the three months ended September 30, 2004, an increase of 1.9%.
Operating Expenses
Operating expenses increased by 17.1% to $10.7 million for the three months ended September 30, 2005 from $9.1 million for the three months ended September 30, 2004. Changes in operating expenses are as follow:
Salaries and benefits expenses for the three months ended September 30, 2005 were $8.2 million, compared to $6.5 million for the three months ended September 30, 2004, an increase of $1.7 million or 25.3%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.
General and administrative expenses for the three months ended September 30, 2005 were $1.8 million, the same as for the three months ended September 30, 2004.
Occupancy costs for the three months ended September 30, 2005 were $0.7 million, compared to $0.8 million for the three months ended September 30, 2004, a decrease of $0.1 million or 19.0%.
Depreciation expense Depreciation expense for the three months ending September 30, 2005 was $0.8 million, compared to $0.6 million for the three months ended September 30, 2004, an increase of 25.3%.
Interest (income) expense and financing costs Interest (income) expense and financing costs for the three months ended September 30, 2005 and for the same period in fiscal 2004 was $0.0 million.
Investment earnings Investment earnings for the three months ended September 30, 2005 was $0.8 million, compared to $0.3 million for the three months ended September 30, 2004. Investment earnings represent the net income earned on the cash and marketable securities held in the investment portfolio.

Issuer Purchases of Equity Securities

Earnings (loss) from discontinued operations Earnings from discontinued operations was $nil for the three months ended September 30, 2005, and a loss of $0.2 million for the three months ended September 30, 2004.
Net earnings (loss) Envoy had net earnings of $0.9 million for the three months ended September 30, 2005, compared to net loss of $0.3 million for the three months ended September 30, 2004, an increase of $1.2 million.
TRANSACTIONS WITH RELATED PARTIES
During fiscal 2005, the Company paid one of its directors $57,500 (2004 – $266,100; 2003 – $312,589) for legal services.
At September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own (see Note 23). Effective June 30, 2005, Envoy completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000 on account of an inter-company loan. Both the unpaid purchase price and the inter-company loan are secured by a pledge agreement and security agreement, respectively, are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. At September 30, 2005, the amount of the outstanding indebtedness was $2,075,485.
During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.
During fiscal 2003, relatives of the Chief Executive Officer loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid.
During fiscal 2003, relatives of a director loaned the Company $75,000. The loan bore an interest rate of 10% per annum and was repayable on demand. The loan was repaid prior to the fiscal 2003 year end.
During fiscal 2003, the Company borrowed from relatives of the Chief Executive Officer and a director an amount of $1,850,000 and issued to them convertible debentures in respect of the loans. Of the $1,850,000, an amount of $1,070,000

Issuer Purchases of Equity Securities

was outstanding at September 30, 2003. During fiscal 2004 all the convertible debentures were converted into additional shares, as described in Note 10.
At January 1, 2004, the Company sold the operations of Communique to an executive of the subsidiary (see Note 23).
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
FISCAL YEAR ENDED SEPTEMBER 30, 2004 AND COMPARE TO FISCAL YEAR ENDED SEPTEMBER 30, 2003
Net revenue for the twelve months ended September 30, 2004 was $37.0 million, compared to $37.7 million for the twelve months ended September 30, 2003, a decrease of $.08 million or 2%.
Revenue Mix by type of service and by client location:

		% of		% of
	2004	total	2003	total
By Type of Service

Marketing			$3.1	8%
Consumer and retail branding	$37.0	100%	34.3	91%

Technology		%	0.3	1%

	$37.0	100%	$37.7	100%

		% of		% of
	2004	total	2003	total
By Client Location
Canada	$2.1	6%	$2.3	6%

United States	14.2	38%	18.1	48%

Europe *	20.7	56%	17.3	46%

	$37.0	100%	$37.7	100%

*	Europe includes the United Kingdom and Continental Europe
Net revenue by type of service:
Approximately $0.3 million of the decrease in revenue in fiscal 2004 compared to fiscal 2003 is related to our exit from our technology business. In the first quarter of fiscal 2003, the assets of Devlin were sold and Sage was shut down.

Issuer Purchases of Equity Securities

Net revenue from marketing has decreased by approximately $2.5 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 16 to the Financial Statements). The $3.1 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $0.7 million.
Net revenue from consumer and retail branding services increased approximately $2.7 million, or 7.9%. There have been significant new business wins over the second half of fiscal 2004 which has contributed to the improvement in net revenue. Revenue from these sources should continue to improve in the coming year.
Net revenue by customer location:
Net revenue from Canada increased approximately $0.2 million, from $5.4 million in fiscal 2003 to $5.6 million in fiscal 2004, an increase of 4.5%. Net revenue from the US has decreased approximately $3.7 million, a decrease of 20.6%. Approximately $3.1 of the decline is due to the closure of our New York Agency. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $3.4 million during fiscal 2004, an increase of 20.0%. We expect continued growth and improvement from Europe in fiscal 2005.
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
Operating expenses increased by 4% to $34.0 million for fiscal 2004 from $32.8 million in fiscal 2003. The primary reasons for the increase in operating expenses, were an increase in salaries and benefits of $0.4 million and an increase in general and administrative expenses of $1.0 million from fiscal 2003. Occupancy costs decreased $0.2 million in fiscal 2004.
Salaries and benefits expenses for fiscal 2004 were $24.8 million, compared to $24.4 million for fiscal 2003, an increase of $0.4 million or 2%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

Issuer Purchases of Equity Securities

General and administrative expenses for fiscal 2004 were $6.0 million, compared to $5.5 million for the previous year. This represents an increase of $0.5million, or 9%. Excluding the $0.1 million foreign exchange gain in fiscal 2003 and the $0.3 million foreign exchange expense in fiscal 2004, general and administrative expenses increased $1.2 million in fiscal 2004.
Occupancy costs for fiscal 2004 were $2.7 million, compared to $2.9 million for fiscal 2003, a decrease of 7%. We expect our annual occupancy expense going forward to be approximately $2.8 million as we continue to monitor these expenses.
Depreciation expense Depreciation expense for fiscal 2004 was $2.4M and in fiscal 2003 the amount was $2.3 million.
Interest expense Interest expense is made up of interest expense and financing costs due to holders of the outstanding debt of the company, and non-cash accreted interest imputed on warrants and debentures. The non-cash accreted interest arose as a result of the amortization of the value assigned to the warrants granted to the debentures issued in fiscal 2004, and the value assigned to the conversion option of the convertible debentures issued in fiscal 2002 and 2003. The interest expense and financing costs for fiscal 2004 was $1.0 million, compared to $2.0 million for fiscal 2003. As detailed in Notes 9, 10 and 11, the Company had obtained debt financing to meet the ongoing cash requirements of the business. The debt was repaid from the proceeds of the public offering detailed in Note 12(b). As a result of the early repayment of the debentures, and the conversion of the remaining convertible debentures, the unamortized warrant value and unamortized conversion value was charged to accreted interest in fiscal 2004.
Details of interest expense and accreted interest imputed on warrants and debentures.
During the first quarter of fiscal 2004, we borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. As a condition of these loans, share purchase warrants to purchase 450,000 of our common shares were transferred to the holders of the secured debentures and the unsecured term notes. In addition, 10,000 warrants were transferred to the holder of the $0.5 million promissory note in exchange for the renegotiation of the terms of the note. These 460,000 warrants were previously issued to our bankers and were released by the bankers upon the condition that we raise additional funds to further reduce our bank indebtedness.
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

Issuer Purchases of Equity Securities

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
Loss from discontinued operations As detailed in Note 23 of the consolidated financial statements, Envoy sold its shares of Communique effective January 1, 2004. The loss of $0.5 million for fiscal 2004 reflects the loss realized as a result of the sale, compared to income of less than $0.1 million for fiscal 2003, earned by Communique during that period.
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
Income taxes In 2004, our effective income tax rate, as a percentage of earnings (loss) before income taxes, minority interest and discontinued operations, was 6.0% compared to the 2003 rate of 8.7%. Details are provided in Note 2(h) and Note 15 to the Financial Statements.
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

Issuer Purchases of Equity Securities

B. Liquidity and Capital Resources
As at September 30, 2005, Envoy had working capital of $35.9 million and a cash balance of $4.2 million, compared to September 30, 2004, when it had a working capital of $47.8 million and a cash balance of $3.7 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $22.1 at September 30, 2005 and $36.1 million at September 30, 2004. Working capital was used to repurchase 2,447,417 shares of the company for cash consideration of $7.4 million pursuant to the normal course issuer bid. Also, it was used for the acquisition of Parker Williams, in the amount of $4.8 million, less cash acquired of $0.7 million as described in Note 7. The company also purchased capital assets in the amount of $4.4 million.
Net cash provided by operating activities was $1.6 million for the twelve months ended September 30, 2005 compared to $0.3 million used in operating activities for the twelve months ended September 30, 2004. Cash provided from continuing operations was used to finance an increase in receivables from clients related to significant increase in net revenue in the fourth quarter, and was also used to reduce accounts payable.
Net cash used in financing activities was $7.7 million for the twelve months ended September 30, 2005, compared to $52.3 million provided by financing activities for the twelve months ended September 30, 2004. During the twelve months ended September 30, 2004, Envoy raised $60.7 million from a public share offering and the proceeds from the exercise of options and warrants, and also raised $4.5 million from an issue of term loans and from debentures. During the same period, Envoy used the proceeds to repay all significant outstanding borrowings, including the repayment of the debentures issued in the period. Since August 26, 2004, Envoy has been engaged in a share buyback program which has used cash of $7.4 million during the current fiscal year.
Net cash provided by investing activities was $6.5 million for the twelve months ended September 30, 2005, compared to net cash used in investing activities of ($48.0) million for the twelve months ended September 30, 2004. The short term investment portfolio has been drawn down during fiscal 2005 by $15.0, which was used as investing activities in the acquisition of Parker Williams and for the purchase of capital assets. During the twelve months ended September 30, 2004, Envoy invested $46.7 million of the proceeds of the public share offering in an investment portfolio managed by an external adviser. All financial instruments held in the portfolio are traded in active and liquid markets and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2005 of the individual financial instruments.
CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and

Issuer Purchases of Equity Securities

judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the Financial Statements.
Inherent in the application of some of these policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the Financial Statements are prepared.
Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in an impairment of goodwill.
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
Intangible assets To determine the value of intangible assets acquired in an acquisition, the Company considers the expected impact on cash flows of the asset, the inherent uncertainty of estimates, and the time value of money. The intangible assets are amortized over a period considered to represent their useful life. Intangible assets are reviewed each year and if circumstances indicate that the carrying amounts may not be recoverable, a write-down would be charged to operations in the period.
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

Issuer Purchases of Equity Securities

extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Stock Based Compensation and Other Stock based Payments Effective October 1, 2003, Envoy adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 12(e), have a significant impact on the values assigned to the stock options.
IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS
There has been no significant impact on fiscal 2005 results as a result of any recently issued Canadian Accounting Standards.
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In addition, public companies using the fair value method will recognize compensation expense for the unvested portion of awards outstanding as of the effective date based on their grant date fair value as calculated under the original provisions of SFAS 123.
The pronouncement was to be effective at the beginning of the first interim or annual period beginning after June 15, 2005, however, in April 2005, an amendment was issued to delay the effective date to the first fiscal year that begins after June 15, 2005. The Company will adopt the new pronouncement effective October 1, 2005.
Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include

Issuer Purchases of Equity Securities

but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.
C. Research and Development, Patents and Licenses, etc.
     Not applicable
D. Trend Information
     Not applicable
E. Off-Balance Sheet Arrangements
     None
F. Commitments and Contractual Commitments (insert from MD&A)
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2005 (all amounts in thousands):

			Due	Due
		Due in 1	between	between	Due
		year or	years 2	years 4	after 5
	Total	less	and 3	and 5	years
Operating leases	$9,186	$1,756	$2,900	$1,952	$2,576
Long term debt	361	109	252	—	—

Total contractual cash obligations	$9,546	$1,865	$3,153	$1,952	$2,576

Issuer Purchases of Equity Securities

Other Commitments
     None
G. Safe Harbor
     See “Special Note Regarding forward-looking statements” in section Item 3 of this Form 20-F.
Item 6. DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2005. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

		Positions
Name	Age	Held with Envoy
Geoffrey B. Genovese	51	President, Chairman and Chief Executive Officer and Director

John H. Bailey	60	Executive Vice President, Corporate Secretary and Director

David Hull[1,2,3]	49	Director

Hugh Aird[1,2,3]	52	Director

David Parkes[1,2,3]	59	Director

Linda Gilbert	37	Vice President and Chief Financial Officer

J. Joseph Leeder	51	Executive Vice President Mergers & Acquisitions

[1]	Member of the Audit Committee.

[2]	Member of the Compensation Committee.

[3]	Member of the Nominating and Corporate Governance Corporation

Issuer Purchases of Equity Securities

     The principal occupations, business experiences and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:
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
     Hugh Aird. Mr. Aird is the Director of Business Development of Blackmont Capital. Prior to joining Blackmont Capital in 2005, Mr. Aird was a Senior Relationship Manager at Morgan Stanley Canada. Mr. Aird was Vice President, Business Development, Mulvihill Capital Management Inc. Prior to joining Mulvihill Capital Management Inc. in 2001, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.). Mr. Aird first became a director of Envoy on August 20, 1997. As a result of personal commitments, Mr. Aird resigned as a director on April 1, 2003. On November 24, 2003, Mr. Aird was re-elected as a director of Envoy.
     David Parkes Mr. Parkes is currently working for his Consulting Company David Parkes & Assoc. Mr. Parkes was President and CEO of Freefone Inc. until 2005. Prior to joining Freefone Inc. in 2003, Mr. Parkes founded David Parkes & Assoc. in 2001. Mr. Parkes was President and CEO of Look Communications Inc. until 2001 and President and CEO of TeleSpectrum Canada Inc. until 1999. Mr. Parkes has been a Director of Envoy since October 2002.
     Linda Gilbert,CA Ms. Gilbert joined Envoy in 1999 as Director of Finance. In 2003, Ms. Gilbert was promoted to the position of Vice President and Chief Financial Officer. Prior to joining Envoy, Mrs. Gilbert was a manager of KPMG LLP in Canada, an accounting firm.
     J. Joseph Leeder,CA Mr. Leeder joined Envoy in 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an Executive Vice President of KPMG

Issuer Purchases of Equity Securities

Corporate Finance Inc., a subsidiary of KPMG LLP. Mr. Leeder left Envoy on May 30, 2003, and joined USC Forest Group as its Chief Financial Officer. Mr. Leeder rejoined Envoy as Vice President Mergers and Acquisitions on October 24, 2005.
     The Ontario Business Corporations Act requires that a majority of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy with major shareholders, customers or others, pursuant to which he or she was selected as such.
     There are no family relationships between any of the persons named above.
B. Compensation
     The following table sets forth in Canadian dollars all compensation for the fiscal year ended September 30, 2005 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

	Annual Compensation				Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares
					Option/SA	or
Name and			Other		Rs	Restricted	LTIP	All Other
Principal	Salary		Annual		Granted	Share	Payouts	Compensation
Position	($)	Bonus ($)	($)		(#)	Units ($)	($)	($)
Geoffrey B. Genovese, Chairman, President and Chief Executive Officer	550,000	200,000	218,750	[1]	—	—	—	144,378	[2]

Linda Gilbert, Chief Financial Officer, Envoy	187,500	—	9,500		—	—	—	—

John H. Bailey, Executive Vice President, and Secretary	300,000	—	—		—	—	—	—

Paul Bean, Managing Director, Watt Gilchrist Limited.	72,600	48,750	23,155		—	—	—	—

Patrick Rodmell Managing Director, Watt International Inc.	225,000	8,000	—		—	—	—	—

Issuer Purchases of Equity Securities

[1]	The amount was paid to a corporation related to Mr. Genovese as an annual management fee.

[2]	Mr. Genovese received taxable benefits for life insurance premiums paid by the Corporation.
There were no options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year.
The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2005 Fiscal Year
Number of
	Shares	Aggregate		Value of Unexercised In-the
	Acquired on	Value Realized	Unexercised Options at FY-End	Money Options at FY-End ($)
Name	Exercise	($)	(#) Exercisable/Unexercisable	Exercisable/Unexercisable[1]
Geoff Genovese	Nil	Nil	80,000/—	—/—

Linda Gilbert	1,667	$2,084	1,000/—	—/—
			20,000/—	—/—

Paul Bean	Nil	Nil	6,667/3,333	9,534/4,766
			15,000/—	—/—

Patrick Rodmell	Nil	Nil	1,500/—	—/—
			6,667/6,666	9,534/9,534
			15,000/—	—/—

John H. Bailey	Nil	Nil	4,000/—	—/—
			40,000/—	—/—
     The Company does not provide any pension, retirement plan or other remuneration to its directors or officers that constitutes an expense to the Company, nor are there any plans or arrangements in respect of compensation received or that may be received by executive officers in the Company’s most recently completed or current fiscal year to compensate such officers in the event of a termination of employment or a change in control of the Company.

Issuer Purchases of Equity Securities

Employment Contracts and Termination Agreements
     The Company and its subsidiaries, Watt International and Gilchrist have entered into employment contracts with the Named Executive Officers.
     Geoffrey B. Genovese has agreed to act as the Company’s Chairman and President and Chief Executive Officer at an annual base salary of $550,000, together with a discretionary bonus based on the achievement of agreed upon criteria established from time to time by the Compensation Committee. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to three times the total remuneration and other compensation paid to Mr. Genovese and his management company during the 12 month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Company or if there is a change of control of the Company and Mr. Genovese elects to terminate his employment with the Company. In addition, if there is a change of control of the Company, Mr. Genovese is entitled to receive, at the sole discretion of the Compensation Committee of the Board of Directors, a one-time bonus of up to a maximum of $1,000,000. An annual fee of $300,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Company. The management agreement is automatically renewable on September 30th of each year, unless terminated by either party.
     Linda Gilbert has agreed to act as the Company’s Chief Financial Officer at an annual salary of $200,000. This agreement provides for a severance payment equivalent to her base salary for a period of up to six months, if her employment is terminated, without cause, by the Company.
     Paul Bean has agreed to act as the Managing Director of Gilchrist at an annual base salary of 72,600 pounds. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of twelve months, if his employment is terminated, without cause, by the Company.
     Patrick Rodmell has agreed to act as the Managing Director of Watt International at an annual base salary of $225,000 together with an annual cash bonus based on the performance of Watt International. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of up to four months, if his employment is terminated, without cause, by the Company.
     John H. Bailey was appointed Executive Vice President of the Company on February 1, 2004. Pursuant to the terms of an agreement dated February 1, 2004 between the Company and Semper Consulting Inc. (“Semper”), Semper agreed to provide certain financial advisory services as well as general advice of a strategic nature, including the personal services of John H. Bailey. In consideration for these services, the Company has agreed to pay Semper an annual fee of $300,000 and to reimburse Semper for all expenses incurred by it in the performance of its services. The agreement has a term ending on May 31, 2010, unless sooner terminated pursuant to the provisions thereof. If the Company terminates the agreement for any reason, other than cause, or if there is a change of control of the Company and Semper elects to terminate the agreement,

Issuer Purchases of Equity Securities

Semper is entitled to receive a payment equal to three times the fees paid to Semper during the twelve month period ending on the month immediately preceding the month in which the agreement is terminated. Semper is wholly-owned by the spouse of John H. Bailey.
Compensation of Directors
     All non-executive directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird, Hull and Parkes are each entitled to receive an annual director’s/committee member’s fee of $30,000.00. As the Lead Director, Mr. Aird receives an additional $50,000 per year. A non-executive director receives an additional annual fee of $10,000 for presiding over a committee of the Board (other than the Audit Committee). For his part, the Chairman of the Audit Committee receives an additional annual fee of $40,000. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors, who are also executive officers, for their services as directors. Directors are also entitled to participate in the Company’s Stock Option Plan.
     In the fiscal year ended September 30, 2005, Envoy paid approximately $57,500. to John H. Bailey, Barrister & Solicitor, for legal services provided to Envoy.
Directors’ and Officers’ Liability Insurance
     The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $232,797.
C. Board Practices
Corporate Governance
     The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Canadian Securities Administrators (“CSA”), The Nasdaq Stock Market (“NASDAQ”) and by the U.S. Securities and Exchange Commission (“SEC”) under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the past year, there have been several changes to the corporate governance and corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance

Issuer Purchases of Equity Securities

     Guidelines of the Toronto Stock Exchange. Also, amendments were made to Multilateral Instrument 52-110 – Audit Committees (“MI
52-110”).
     The Company is required to disclose certain specified corporate governance information under NI 58-101. The disclosure required addresses items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, the orientation and education of directors, ethical business conduct and compensation matters. Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.
     As new regulations come into effect, the Nominating and Corporate Governance Committee and the Company’s Board of Directors (the “Board”) will continue to review the Company’s corporate governance practices and make appropriate changes.
Board of Directors
     The articles of the Company provide that there shall be a Board of not less than 3 or more than 10 directors. There are currently five directors of the Company. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).
     The Board, on the recommendation of the Nominating and Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with the Company and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. These standards are available in the Governance section of the Company’s website at www.Envoy.to. In general, a director who meets these standards and who does not otherwise have a material relationship with the Company would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that three of the Company’s five directors are independent within the meaning of such term in NI 58-101. Therefore, the Board is composed of a majority of independent directors.
     The three independent directors are: Messrs. Hugh Aird, David Hull and David Parkes. Two directors have material relationships with the Company and are therefore not independent. Mr. Geoffrey Genovese, President and Chief Executive Officer of the Company, is considered to have a material relationship with the Company by virtue of his executive officer position. Mr. John Bailey is considered to have a material relationship with the Company by virtue of his position as Executive Vice President and Secretary of the Company.
     Currently, no directors serve on the boards of directors of other public companies.

Issuer Purchases of Equity Securities

     The current Chairman of the Board is the President and Chief Executive Officer of the Company, and is not an independent director. Because the Chairman is an executive officer, the Board has also adopted a policy that it have an independent lead director (“Lead Director”) who is charged with the duty to ensure that the Board discharges its responsibilities effectively and independently of management. The Lead Director chairs meetings of directors without management present. The Board has determined that the Lead Director shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On September 22, 2004, Hugh Aird was appointed the Lead Director.
     Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2004, the independent directors have held four meetings without non-independent directors present.
     Between October 1, 2004 and December 27, 2005, the Board held 22 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings
Attended (1)
Hugh Aird	22 of 22
John Bailey	22 of 22
Geoff Genovese	22 of 22
David Hull	22 of 22
David Parkes	20 of 22

Note:

(1)	In addition, Messrs. Aird, Hull and Parkes attended four meetings of the independent directors, at which Messrs. Genovese and Bailey were not eligible to attend.
Mandate of the Board
     The Board has adopted a Board Mandate, under the title “Envoy Communications Group Inc. – Corporate Governance Guidelines”. A copy of this Board Mandate is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 11.3 to this Form 20-F.
     The Board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the Company’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day to day management is the responsibility of the President and Chief Executive Officer and senior management.

Issuer Purchases of Equity Securities

     In addition to the Board’s statutory responsibilities under the Business Corporations Act (Ontario), the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Company; (b) appointing all senior executives of the Company and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of the President and Chief Executive Officer with reference to the Company’s policies, stated budget and other objectives; (c) overseeing the Company’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Company’s internal information, audit and control systems.
Board Committees
     The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.
     (a) Audit Committee
     The Audit Committee is comprised of three directors, David Parkes (Chairman), Hugh Aird and David Hull. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with MI 52-110. No changes to the Audit Committee Charter were required as a result of the amendments to MI 52-110 which became effective on June 30, 2005. A copy of the Audit Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 15.1 to this Form 20-F.
     (b) Compensation Committee
     The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, David Hull (Chairman), David Parkes and Hugh Aird, all of whom are independent directors. A copy of the Compensation Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 15.2 to this Form 20-F.
     (c) Nominating and Corporate Governance Committee

Issuer Purchases of Equity Securities

     The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-ordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; provide new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three independent directors, David Hull (Chairman), Hugh Aird and David Parkes. A copy of the Nominating and Corporate Governance Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 15.3 to this Form 20-F.
Position Descriptions
     The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Chair of the Board is responsible for establishing the Agenda for each Board meeting and ensuring agenda items are dealt with. The Board has not found it necessary to develop specific position descriptions for the Chair of Board committees. The Board is currently of the view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the Chair of each committee.
     The Company’s by-laws state that the Chief Executive Officer of the Company shall exercise general supervision over the affairs of the Company. The Board has not found it necessary to develop a specific position description for the Chief Executive Officer beyond this description.
Orientation and Continuing Education
     New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.
     The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the

Issuer Purchases of Equity Securities

duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.
Nomination of Directors
     The members of the Company’s Nominating and Corporate Governance Committee are all independent directors. The Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.
     The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.
     Each year, the Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. In 2004, the Board conducted a review of the compensation of non-management directors. This was partly to address the risks and responsibilities associated with being an effective director. As a result, a new compensation arrangement was adopted for these non-management directors, which came into effect on October 1, 2004. All non-management directors of the Company are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird, Hull and Parkes are each entitled to receive an annual director’s/committee member’s fee of $30,000.00. As the Lead Director, Mr. Aird receives an additional $50,000 per year. A non-management director receives an additional annual fee of $10,000 for presiding over a committee of the Board (other than the Audit Committee). The Chairman of the Audit Committee receives an additional annual fee of $40,000. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors, who are also executive officers, for their services as directors. Directors are also entitled to participate in the Company’s Stock Option Plan.

Issuer Purchases of Equity Securities

Other Board Committees
     The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Assessments
As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chairman of the Nominating and Corporate Governance Committee.
The Company’s Board Mandate states that the Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire. In addition, the performance of the Lead Director is annually evaluated by the chair of the Nominating and Corporate Governance Committee by means of formal interviews with each of the directors.
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
D. Employees
     As at November 30, 2005, Envoy had 109 full time employees based in Toronto, Canada, 2 based in the United States, and 115 based in the United Kingdom and Continental Europe. Of this total, 219 in consumer and retail branding.
     As at January 31, 2005, Envoy had 158 full time employees based in Toronto, Canada, 7 based in the United States, 153 and based in the United Kingdom and Continental Europe. Of this total, 20 employees were engaged in marketing, and 326 in consumer and retail branding.

Issuer Purchases of Equity Securities

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
E. Share Ownership
     As of September 30, 2005, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 401,950 common shares.
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
     The maximum number of Common Shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 Common Shares. As at September 30, 2005 options to purchase 401,950 Common Shares have been granted and are outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of Common Shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding Common Shares.
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

Issuer Purchases of Equity Securities

     The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of November 30, 2005:

	Number of Common
Class of	Shares Under	Exercise
Optionee	Options Granted	Price	Date of Expiry
Geoffrey Genovese	80,000	$4.00	May 24, 2009
Linda Gilbert	20,000	$4.00	May 24, 2009
Linda Gilbert	1,000	$15.25	August 1, 2007
Paul Bean	10,000	$1.25	October 27, 2007
Paul Bean	15,000	$4.00	June 27, 2006
Patrick Rodmell	13,333	$1.25	October 27, 2007
Patrick Rodmell	15,000	$4.00	May 24, 2009
Patrick Rodmell	1,500	$15.25	August 1, 2007
John H. Bailey	40,000	$4.00	May 24, 2009
John H. Bailey	4,000	$15.25	June 27, 2006
Other	26,667	$1.25	October 27, 2007
	15,000	$15.25	May 29, 2007
	150,000	$4.00	May 24, 2009
	8,000	$15.25	June 27, 2006
	2,450	$15.25	August 1, 2007

Total	401,950

Issuer Purchases of Equity Securities

     The following table sets forth shares owned by the Chairman, President and Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company as of November 30, 2005 (the “Named Executive Officers”):

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class
Geoff Genovese	1,465,551	0.07%

Linda Gilbert	733	0%

Paul Bean	Nil	Nil

Patrick Rodmell	Nil	Nil

John H. Bailey	20,518	0%
Convertible Debentures
In April 2003, as part of the renegotiation of the debt facility existing at that time, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures were deferred to April 24, 2005; the debentures became repayable in cash on maturity on April 24, 2008; both debentures were then convertible into common shares at a price of $0.75 each, for a total of 5,066,667 common shares; and, the warrants attached to the convertible debentures were cancelled.
On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which had a maturity date of April 24, 2008. These debentures were convertible into common shares at a price of $0.75 each for a total of 2,666,667 common shares. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.
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
During fiscal 2003, convertible debentures with a face value of $1,410,000 were converted into 1,880,000 common shares of the Company.
In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 were converted into 3,226,667 common shares. During the second

Issuer Purchases of Equity Securities

quarter of fiscal 2004, the remaining convertible debentures, with a face value of $1,970,000, were converted into an additional 2,626,667 common shares.
As at September 30, 2005, the aggregate debt component carrying values of all of the Company’s convertible debentures was $nil (2004 — $nil).
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
     At a special meeting of the shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 10,000,000 common shares to 40,000,000.
     As of November 30, 2005, Envoy had an authorized share capital of 40,000,000 common shares without par value, of which 21,007,517 common shares were issued and outstanding.
     On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares was February 10, 2005. Amounts shown for shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.
     The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2005 with respect to each person known by Envoy to be the owner either of record or beneficially of more than 5% of the issued and outstanding common shares of Envoy. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any

Issuer Purchases of Equity Securities

option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. To the best of our knowledge, no significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years.

Identity of Person	Number of Common	Percent of
or Group	Shares	Outstanding Class
CDS & Co1	20,298,960	96.6%
NCI Account P.O. Box 1038 Station A 25 The Esplanade Toronto, Ontario M5W 1G5

Cede & Co.[1]	631,555	0.3%
P.O. Box 20 Bowling Green Station New York, NY 10274 USA

Geoffrey B. Genevose[2]	1,465,551	0.7%

[1]	CDS & Co. and Cede & Co., respectively, are the record holders of these shares and in general the ultimate beneficial owners of these shares are not known to Envoy.

[2]	Includes common shares held by family members.
     See also Item 6.E. “Share Ownership” for information regarding outstanding stock options to purchase common shares.
     As of November 30, 2005 there were 21,007,517 outstanding common shares of Envoy of which 20,317,338 were held of record by 6 Non-U.S. residents and 690,179 of which were held of record by 25 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.

Issuer Purchases of Equity Securities

B. Related Party Transactions
     As disclosed in Note 8 to the Financial statements, the following are transactions that took place during fiscal 2005 that involved related parties:
     During fiscal 2005, the Company paid one of its directors $57,500 (2004 -$266,100; 2003 - $312,589; 2002 — $265,936) for legal services.
     At September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own (see Note 23). Effective June 30, 2005, Envoy completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1.5 million. The purchase price for the shares was $1.2 million and for the related assets was $0.3 million. The balance of the purchase price for the shares of $1.1 million and for the related assets of $0.3 million is payable over a period of 5 years and, except for interest free periods totalling 12 months, carries interest at the rate of 8% per annum. As of June 30, 2005, John Street was also indebted to Envoy in the amount $0.7 million, on account of an inter-company loan. This loan is repayable over a period of 5 years and, except for interest free periods totalling 12 months, carries interest at the rate of 8% per annum. The sale transaction produced a net gain of approximately $1.8 million.
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
Item 8. FINANCIAL INFORMATION
     See Item 17 “Financial Statements”.

Issuer Purchases of Equity Securities

Item 9. THE OFFER AND LISTING
A. Price History
     Envoy’s common shares are listed for trading on the TSX under the symbol “ECG” and on Nasdaq under the symbol “ECGI”. The common shares began trading on Nasdaq on June 6, 2000 and on the TSX on September 3, 1997. From March 1984 until September 2, 1997 Envoy’s shares traded on the Vancouver Stock Exchange.
     On February 10, 2005, Envoy’s common shares had a 5-for-1 reverse stock split; the data presented for periods priors to that are adjusted accordingly for comparability.
     The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2001	43.75	10.50

Fiscal 2002	14.50	1.00

Fiscal 2003	8.35	0.50

Fiscal 2004	10.75	2.45

Fiscal 2005	4.50	2.30

Quarterly 2004

First Quarter	7.95	4.35

Second Quarter	10.75	4.05

Third Quarter	7.50	3.05

Fourth Quarter	4.25	2.45

Quarterly 2005

First Quarter	4.50	2.30

Second Quarter	3.75	2.50

Third Quarter	2.96	2.33

Fourth Quarter	3.19	2.36

Issuer Purchases of Equity Securities

	High	Low
For the month ending

November 30, 2005	2.19	1.62

October 31, 2005	2.70	2.07

September 30, 2005	2.71	2.36

August 31, 2005	3.19	2.60

July 31, 2005	2.88	2.40

June 30, 2005	2.62	2.43
     The following table sets forth the reported high and low sale prices in US dollars of trading for the common shares as reported on NASDAQ for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2001	29.40	7.00

Fiscal 2002	9.25	0.65

Fiscal 2003	6.10	0.30

Fiscal 2004	8.05	1.85

Fiscal 2005	3.75	1.80

Quarterly 2004

First Quarter	6.15	3.95

Second Quarter	8.05	3.05

Third Quarter	5.55	2.20

Fourth Quarter	3.20	1.85

Quarterly 2005

First Quarter	3.75	1.80

Second Quarter	3.15	2.05

Third Quarter	2.38	1.84

Fourth Quarter	2.74	2.00

Issuer Purchases of Equity Securities

	High	Low
For the month ending

November 30, 2005	1.87	1.40

October 31, 2005	2.10	1.78

September 30, 2005	2.35	2.02

August 31, 2005	2.74	2.19

July 31, 2005	2.31	2.00

June 30, 2005	2.12	1.97
     On November 30, 2005 the closing price of the common shares as reported on the TSX was $2.43 and on Nasdaq was US $1.50.
     See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 401,950 common shares.
B. Plan of Distribution
     Not applicable
C. Markets
See above Item 9.A.4. “Price History” for disclosure on Markets.
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
C. Material Contracts
     None

Issuer Purchases of Equity Securities

D Exchange Controls and Other Limitations Affecting Security Holders
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
     The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000. for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than. $150,000,000 in terms of “constant 1992 dollars”, which for 2005 is $177,000,000. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquiror through the ownership of common shares.
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

Issuer Purchases of Equity Securities

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
E. Taxation
Certain Canadian Income Tax Considerations
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

Issuer Purchases of Equity Securities

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
     A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a prescribed stock exchange, for the purposes of the ITA, such as the TSX, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a prescribed stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will generally not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Revenue Agency when certain property is disposed of.

Issuer Purchases of Equity Securities

Certain United States Federal Income Tax Considerations
          The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. Holders, defined below, of Envoy’s common shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”)). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and disposition of common shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the common shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, persons actually or constructively owning 10% or more of the voting power of Envoy’s stock entitled to vote, persons that hold common shares through a partnership or other pass through entity, or persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing common shares.
          Except as otherwise described, this discussion applies to investors that are (i) citizens or individual residents of the United States, (ii) corporations (or other entities taxable as corporations), that are created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) estates, the income of which is subject to federal income taxation, regardless of its source or (iv) trusts, if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust (a “U.S. Holder”).
          U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
          The United States tax treatment of a holder of common shares that is a partnership (or other entity taxable as a partnership for United States federal income tax purposes) generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding common shares should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of common shares.

Issuer Purchases of Equity Securities

Passive Foreign Investment Company Rules
          Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Envoy believes that it was a PFIC for the taxable year ended September 30, 2005, and depending on its income, assets and activities, it may be a PFIC in the current taxable year and in subsequent taxable years.
          If Envoy is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, Envoy will continue to be treated as a PFIC with respect to such holder in all succeeding years, regardless of whether Envoy continues to meet the income or asset test described above. However, under recently issued Treasury Regulations, such U.S. Holder will not be treated as holding stock in a PFIC, if in a subsequent taxable year in which Envoy is not a PFIC, such holder elects to recognize any unrealized gain in such common shares as of the last day of the last taxable year during which Envoy qualified as a PFIC (a “deemed sale” election). Any gain so recognized will be subject to the adverse ordinary income and any special interest charge consequences described below. Any loss realized on the deemed sale is not recognized.
          If a U.S. Holder holds common shares of Envoy in any year in which it is classified as a PFIC, unless a U.S. Holder has a valid “qualified electing fund” (“QEF”) election or a mark-to-market election, described below, in effect with respect to the common shares, the following income tax consequences will result to the U.S. Holder:
1.	Distributions with respect to Envoy’s common shares made by Envoy during the taxable year to a U.S. Holder that are “excess distributions” must be allocated ratably to each day of the U.S. Holder’s holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Envoy was classified as a PFIC are included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the “special interest charge”).

2.	The entire amount of any gain realized upon the sale or other disposition of Envoy’s common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

Issuer Purchases of Equity Securities

          QEF Election
          A U.S. Holder that owns common shares may elect to have Envoy treated as a QEF, provided that Envoy provides such person with certain information. A QEF election must be made by a U.S. Holder before the due date (with regard to extensions) for such person’s tax return for the taxable year for which the election is made and once made, is effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the IRS. A U.S. Holder that has a QEF election in effect with respect to all years that such holder holds Envoy’s stock and Envoy is a PFIC is referred to herein as an “Electing U.S. Holder.” Envoy [has made/intends to make] available to U.S. Holders, in accordance with applicable procedures, the annual information statement currently required by the IRS, which will include information as to the allocation of Envoy’s ordinary earnings and net capital gain among the common shares and as to distributions on such common shares. Such statement may be used by Electing U.S. holders for purposes of complying with the reporting requirements applicable to the QEF election.
          An Electing U.S. Holder’s gain or loss on the sale or other disposition of such common shares generally will be a capital gain or loss. Such capital gain or loss generally will be long-term if such Electing U.S. Holder had held the common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2008 (and a higher rate thereafter).
          A U.S. Holder holding common shares with respect to which a QEF election is not in effect for any taxable year in which Envoy is a PFIC may avoid the adverse ordinary income and special interest charge consequences (described above) upon any subsequent disposition of such common shares if such person elects to recognize any unrealized gain in such common shares as of the first day in the first year that the QEF election applies to such common shares (a “deemed sale” election). Any gain so recognized, however, will be subject to the adverse ordinary income and special interest charge consequences described above.
          In any year that Envoy is treated as a PFIC, an Electing U.S. Holder will be required to include currently in gross income such U.S. Holder’s pro rata share of Envoy’s annual ordinary earnings and annual net capital gains. Such inclusion will be required whether or not such U.S. Holder owns common shares for an entire year or at the end of Envoy’s taxable year. The amount so includable will be determined without regard to the amount of cash

Issuer Purchases of Equity Securities

distributions, if any, received from Envoy. Electing U.S. Holders will be required to pay tax currently on such imputed income, unless, as described below, an election is made to defer such payment. The amount currently included in income will be treated as ordinary income to the extent of the Electing U.S. Holder’s allocable share of Envoy’s ordinary earnings and generally will be treated as long-term capital gain to the extent of such U.S. Holder’s allocable share of Envoy’s net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate for taxable years beginning on or before December 31, 2008 (and a higher rate thereafter) in the case of non-corporate U.S. Holders, unless Envoy elects to treat the entire amount of its net capital gain as ordinary income. No portion of such ordinary earnings will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”
          If an Electing U.S. Holder demonstrates to the satisfaction of the IRS that amounts actually distributed to him have been previously included in income as described above by such U.S. Holder or a previous U.S. Holder, such distributions generally will not be taxable. An Electing U.S. Holder’s tax basis in his common shares will be increased by any amounts currently included in income under the QEF rules and will be decreased by any subsequent distributions from Envoy that are treated as non-taxable distributions of previously-included income (as described in the preceding sentence). For purposes of determining the amounts includable in income by Electing U.S. Holders, the tax bases of Envoy’s assets, and Envoy’s ordinary earnings and net capital gains, will be computed on the basis of United States federal income tax principles. Accordingly, it is anticipated that such tax bases and such ordinary earnings and net capital gains may differ from the figures set forth in Envoy’s financial statements.
          An Electing U.S. Holder who sells his common shares prior to the end of Envoy’s taxable year will be required to include in income, as of the last day of Envoy’s taxable year, a portion of Envoy’s ordinary earnings and net capital gains attributable on a pro rata basis to the period during which such common shares were held during such taxable year. However, the amount of such U.S. Holder’s taxable gain on the sale should be reduced, or the amount of his taxable loss increased, by the amount of such income inclusion. If an Electing U.S. Holder sells his common shares in a taxable year of such U.S. Holder ending during Envoy’s then current taxable year, such U.S. Holder may nevertheless have to include his proportionate share of Envoy’s ordinary earnings and net capital gains in gross income for his taxable year which includes the last day of Envoy’s above referred taxable year. While the matter is unclear, such U.S. Holder should be able to claim a loss in his subsequent taxable year equal to the amount by which such holder’s tax basis in the common shares would have increased to reflect the imputed income under the QEF rules.

Issuer Purchases of Equity Securities

          An Electing U.S. Holder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax attributable to amounts includable in income for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.
          Under temporary Treasury Regulations, an individual is required to include in income his proportionate share of the investment expenses of certain “pass-through” entities. It is not clear under such Treasury Regulations whether a PFIC for which a QEF election is in effect may be treated as a “pass-through” entity. If these provisions were to apply to Envoy, each individual Electing U.S. Holder would be required to include in income an amount equal to a portion of Envoy’s investment expenses and would be permitted an offsetting deduction (if otherwise allowable under the Code) to the extent that the amount of such expenses included in income, plus certain other miscellaneous itemized deductions of such U.S. Holder, exceed 2% of such U.S. Holder’s adjusted gross income.
          Generally, a QEF election that is made with respect to Envoy will remain in effect throughout an Electing U.S. Holder’s holding period for Envoy’s shares, even if Envoy does not qualify as a PFIC in every taxable year following the taxable year in which the election is made.
          In any year in which Envoy is not treated as a PFIC, an Electing U.S. Holder will have the tax consequences described below, under the heading, “Ownership and Disposition of Common Shares if Envoy is Not a PFIC.”
          U.S. Holders are urged to consult their tax advisers concerning the United States federal income tax consequences of holding and disposing of stock of a PFIC.
Market-to-Market Election
     A U.S. Holder generally may make a mark-to-market election with respect to shares of “marketable stock” of a PFIC. Under the Code and Treasury Regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Because Envoy’s common shares are traded on a qualified exchange or other market, a market-to-market election will be available with respect to the common shares.
     As a result of a mark-to-market election, a U.S. Holder will generally be required to report gain annually in an amount equal to the excess of the fair market value of the common shares at the end of the taxable year over the adjusted tax basis of the common shares at that time and will generally be required to report loss annually in an amount equal to the excess of the

Issuer Purchases of Equity Securities

adjusted tax basis of the common shares at the end of the taxable year over the fair market value of the common shares at that time, but only to the extent of any prior net market-to market gains. Any gain under this computation and any gain on an actual sale or other disposition of the common shares will be treated as ordinary income. Any loss under this computation will be treated as ordinary loss. Any loss on an actual sale or other disposition will be treated as an ordinary loss to the extent of the prior net mark-to-market gain and thereafter will be considered capital loss. Thus, a U.S. Holder that makes a mark-to-market election will be taxed on appreciation with respect to the holder’s common shares even though such holder has no corresponding receipt of cash. In addition, unlike the case of a QEF election, a U.S. Holder that has made a mark-to-market election generally cannot obtain any favorably-taxed long-term capital gains with respect to the common shares. The U.S. Holder’s tax basis in the common shares is adjusted for any gain or loss taken into account under the mark-to-market election. Under Treasury Regulations, if a U.S. Holder has made a QEF election and subsequently makes a mark-to-market election with respect to the same stock, the mark-to-market election will automatically terminate the QEF election, and such U.S. Holder may not make another QEF election with respect to the stock before the sixth taxable year thereafter. Unless either (i) the mark-to-market election is made as of the first taxable year in which Envoy is a PFIC during the U.S. Holder’s holding period for the common shares or (ii) a QEF election has been in effect with respect to a holder’s common stock for all years in which Envoy was a PFIC during such holder’s holding period, any mark-to-market gain for the election year generally will be subject to the excess distribution rules applicable to dispositions described above.
Ownership and Disposition of Common Shares if Envoy is Not a PFIC
          U.S. Holders who do not hold common shares during any taxable year in which Envoy is classified as a PFIC will not be subject to the rules described above, under the heading “Passive Foreign Investment Company Rules.” Instead, such U.S. Holders will be required to include the gross amount of any distribution on common shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid out of Envoy’s current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that Envoy is not treated as a PFIC, described above, during any year in which a U.S. Holder holds Envoy’s common shares in the case of a non-corporate U.S. Holder, including individuals, such dividends generally will be eligible for a maximum rate of tax of 15% for dividends received before January 1, 2009, provided certain conditions are satisfied. To the extent that dividend distributions paid by Envoy exceed Envoy’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

Issuer Purchases of Equity Securities

          U.S. Holders will generally be entitled to a foreign tax credit, or deduction, for United States federal income tax purposes, in an amount equal to the Canadian tax withheld from a distribution on common shares. For taxable years beginning on or before December 31, 2006, dividends paid by Envoy generally will constitute foreign source “passive income” or “financial services income” for foreign tax credit purposes, which could reduce the amount of foreign tax credit that a U.S. Holder may claim. For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or “general category income,” for United States foreign tax credit purposes. The Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes they may claim as a credit. Dividends paid by Envoy on the common shares will not generally be eligible for the “dividends received” deductions.
          A U.S. Holder that sells common shares will generally recognize a gain or loss in an amount equal to the difference, if any, between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the shares. Unless Envoy is treated as a PFIC during any year in which the U.S. Holder holds Envoy’s common shares (described above), any gain or loss recognized upon the sale of shares held as capital assets will be a long-term or short-term capital gain or loss, depending on whether the common shares have been held for more than one year. Such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.
Backup Withholding and Information Reporting
          United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of the common shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or disposition of, common shares by a payor within the United States to a U.S. Holder (if such person is other than an exempt recipient, including a corporation, not a United States person that provides an appropriate certification, or certain other persons).
          A payor within the United States will be required to withhold tax (currently at a rate of 28%) on any payments made to a common shareholder (if that common shareholder is other than an exempt recipient) consisting of dividends on, or proceeds from the sale or disposition of, the common shares, if the selling common shareholder fails to furnish a correct taxpayer identification number on United States Internal Revenue Service Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that

Issuer Purchases of Equity Securities

any information or certification stated in such certificate is incorrect. Investors will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against their United States federal income tax liability, provided that they furnish the required information to the United States Internal Revenue Service.
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
     The Company is subject to the informational reporting requirement of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and files reports and other information with the SEC. You may examine all reports and other information filed by Envoy with the SEC, including the documents that are exhibits to this Annual Report, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at 1.800.SEC.0330. Envoy’s reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.
I. Subsidiary Information
     Not applicable.
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
     Except as described below, Envoy may have a material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).
     Market risk Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates,

Issuer Purchases of Equity Securities

credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
     Foreign Currency Risk The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2005 there were no foreign currency contracts outstanding.
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable
PART II
Item 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
A. There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default relating to the indebtedness of the Company or any of its significant subsidiaries.
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
     D. Not applicable
     E. Not applicable
Item 15. CONTROLS AND PROCEDURES
     We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified

Issuer Purchases of Equity Securities

in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a — 15(e) and 15d-15(e)) as of September 30, 2005, the our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were adequate and effective.
     There were no significant changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2005 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.
Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board of Directors has determined that David Parkes, an independent director of the Company, is an audit committee financial expert. The Audit Committee has determined that all three members of the Audit Committee are Financially Literate. “Financially Literate” means that a member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. David Parkes was determined to be Financially Literate based on his experience as the President and CEO of a number of telecommunications companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company’s financial statements, where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. Hugh Aird was determined to be Financially Literate based on his experience as an investment banker where he analyzed and evaluated financial statements of a similar breadth and complexity to the Company’s financial statements and based on his experience as a director and senior officer of other companies where he has been responsible for overseeing management and the preparation of financial statements in his capacity as a director and senior officer. David Hull was determined to be Financially Literate based on his experience as the President of an insurance agency where he has been responsible for supervising the preparation of financial statements and where he has been responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. The particulars of each member’s experience can be found in the biographies under Item 6A.
Item 16B. CODE OF BUSINESS CONDUCT
     The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides

Issuer Purchases of Equity Securities

guidelines for ethical behaviour. A copy of the Code is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 11.1 to this Form 20-F.
     The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Company’s business and activities. The Code addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and Company policies and procedures; business integrity and fair dealing; public disclosure; use of corporate property and opportunities; confidentiality; compliance with insider trading and other legal requirements; and records and document retention.
     The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or Human Resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations to the Company’s Chief Legal Officer. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.
     No material change report has been filed since October 1, 2004 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
     In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is available in the Governance section of the Company’s website at www.Envoy.to, and is attached as Exhibit 11.2 to this Form 20-F.
     Directors and officers of the Company are required under the Business Corporations Act (Ontario) to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Issuer Purchases of Equity Securities

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a)	AUDIT FEES were $355 in 2005 and $598 in 2004. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT — RELATED FEES were $64 in 2005, and $43 in 2004. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $108 in 2005, and $71 in 2004. These fees include tax compliance services and tax advice.

(d)	All OTHER FEES were $nil in 2005, and $nil in 2004.

(e)	In accordance with the Company’s Audit Committee Charter, the Audit Committee ensures the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Company and pre-approves all audit fees and non-audit services to be provided to the Company or any subsidiary by the independent auditor. All services provided to the Company after the adoption of the Audit Committee Charter were pre-approved by the Audit Committee.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not Applicable
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Pursuant to the terms of a normal course issuer bid which began on August 26, 2004 and ended on August 25, 2005, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2005, under this normal course issuer bid, the Company repurchased and cancelled 2,040,337 common shares for cash consideration of $6,342,681. During fiscal 2004 the Company repurchased and cancelled 274,440 common shares for cash consideration of $816,549 under this normal course issuer bid.

Issuer Purchases of Equity Securities

Period	(a) Total Number	(b) Average	(c)Total	(d) Maximum
	of Shares (Or	Price Paid	Number of	Number (or
	Units) Purchased	per Share	Shares (or	Approximate
		(or Units)	Units)	Dollar Value)
			Purchased as	of Shares (or
			Part of	Units) that
			Publicly	May Yet Be
			Announced	Purchased
			Plans or	Under the
			Programs	Plans or
				Programs
August 26, to August 31, 2004	37,740	$3.14	37,740	2,297,336
September 1, to September 30, 2004	236,700	$3.00	236,700	2,060,636
October 1, to October 31, 2004	150,000	$2.68	150,000	1,910,636
November 1, to November 30, 2004	337,256	$3.13	337,256	1,573,380
December 1, to December 31, 2004	266,480	$3.13	266,480	1,306,900
January 1, to January 2005	155,000	$3.56	155,000	1,151,900
February 1, to February 28, 2005	322,100	$3.39	322,100	829,800
March 1, to March 31, 2005	237,400	$2.96	237,400	592,400
April 1, to April 30, 2005	265,500	$2.79	265,500	326,900
May 1, to May 31, 2005	10,000	$2.73	10,000	316,900
June 1, to June 30, 2005	nil	n/a	nil
July 1 to July 31, 2005	82,500	$2.57	82,500	234,400
August 1, to August 31, 2005	214,100	$2.98	214,000	20,300

Total	2,314,777		2,314,777

Issuer Purchases of Equity Securities

Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and will end on August 25, 2006, the Company is authorized to repurchase and cancel up to 10% of the public float of the shares. Under this normal course issuer bid, up to September 30, 2005, the Company had repurchased and cancelled 407,080 common shares for cash consideration of $1,100,229.

Period	(a) Total	(b) Average	(c)Total	(d) Maximum
	Number of	Price Paid per	Number of	Number (or
	Shares (Or	Share (or	Shares (or	Approximate
	Units)	Units)	Units)	Dollar Value)
	Purchased		Purchased as	of Shares (or
			Part of	Units) that
			Publicly	May Yet Be
			Announced	Purchased
			Plans or	Under the
			Programs	Plans or
Programs
August 26, to August 31, 2005	6,700	2.67	6,700	2,007,002
September 1, to September 30, 2005	400,380	2.71	400,380	1,606,622

Total	407,080		407,080

Issuer Purchases of Equity Securities

PART III
Item 17. FINANCIAL STATEMENTS

(a)	Envoy Communications Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2005	F-1

Comments by Auditor for U.S. Readers On Canada-U.S. Reporting Difference

Auditors’ Report on the financial statements for the year ended September 30, 2004 and 2003

(ii)	Consolidated Balance Sheets as at September 30, 2005 and 2004	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2005, 2004 and 2003	F-3

(iv)	Consolidated Statements of Retained Earnings (Deficit) for the years ended September 30, 2005, 2004 and 2003	F-4

(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2005, 2004 and 2003	F-5

(vi)	Notes to Consolidated Financial Statements	F-6
Item 18. FINANCIAL STATEMENTS
Envoy has elected to provide financial statements pursuant to Item 17.
Item 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
1.1 **	Articles of Incorporation and By-Law No. 1 (as amended on May 2, 2000) of Envoy Communications Group Inc., as currently in effect.

8.1	List of Significant Subsidiaries (contained in Item 4C hereof)

11.1	Code of Business Conduct

11.2	Complaint Procedures for Accounting and Auditing Matters

11.3	Board Mandate

12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Audit Committee Charter

15.2	Compensation Committee Charter

Issuer Purchases of Equity Securities

Exhibit No.	Description
15.3	Nominating and Corporate Governance Committee Charter

17	Financial Statements

**	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on May 15, 2000 (Commission File No. 000-30082