Form 20-F
period 2006-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2007-01-03
CIK 1031516

As filed with the Securities and Exchange Commission on December 29, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2006
OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
OR

☐	Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 0-30082
ENVOY COMMUNICATIONS GROUP INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Ontario, Canada

(Jurisdiction of incorporation or organization)
172 John Street, Toronto, Ontario, Canada M5T 1XS

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
COMMON SHARES

(Title of Class)
The Nasdaq Capital Market

(Name of each exchange on which registered)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2006, there were 19,401,415 common shares outstanding.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES: ☐ NO: ☑
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under these Sections. YES: ☐ NO: ☑
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES: ☑ NO: ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:
Large accelerated filer ☐           Accelerated filer ☐           Non-accelerated filer ☑
Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17: ☑ Item 18: ☐
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES: ☐ NO: ☑

TABLE OF CONTENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item l6A	Audit Committee Financial Expert
Item l6B	Code of Ethics
Item l6C	Principal Accountant Fees and Services
Item 16D	Exemptions from the Listing Standards for Audit Committees
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Signatures
Exhibit Index

The certifications are exhibits, not part of body.
References in this annual report to “the Company” and ‘Envoy’ mean Envoy Communications Group Inc. and its subsidiaries, unless otherwise specified.
The Company presents its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$“ are to Canadian dollars, references to “US” are to United States dollars and references to “£“ are to British pounds. See “Selected Financial Data” in Item 3 of this Form 20-F.
Special Note Regarding Forward-Looking Statements
This annual report on Form 20-F contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to Envoy’s outlook or future economic performance, anticipated profitability, revenues, commissions and fees, expenses and other financial items, and Envoy’s plans and expectations relating to its business and prospects. The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend,” “believe”, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Envoy in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause Envoy’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors described in Item 3.D “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on Envoy’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
PART I
Item 1: Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2: Offer Statistics and Expected Timetable
Not applicable.
Item 3: Key Information
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

Fiscal Years
Ended
September 30	2006	2005 (2)	2004 (3)	2003 (4)	2002 (5)
(all amounts in
thousands except
per share data)
Statement of Operations Data:
Net Revenue	$9,672	$19,567	$15,838	$20,103	$40,069

(Loss) Earnings From Continuing Operations	(5,392)	3,074	(4,781)	(148)	(53,068)

Earnings (Loss)From Discontinued Operations	7,528	2,868	1,674	2,686	(311)

Earnings (Loss) From Continuing Operations Basic Earnings Per Share	(0.27)	0.14	(0.28)	(0.03)	(12.64)

Earnings (Loss) From Continuing Operations Diluted Earnings Per Share	(0.27)	0.14	(0.28)	(0.02)	(12.64)

Net (Loss) Earnings	2,136	5,942	(3,106)	2,538	(53,379)

Net Earnings (Loss) Per Share Basic	0.10	0.27	(0.18)	0.58	(12.71)

Net Earnings (Loss) Earnings Per Share Diluted	0.10	0.27	(0.18)	0.43	(12.71)

[1]	The Consolidated Financial Statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP is set

forth in Note 21 to the Notes to the Consolidated Financial Statements. The following would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net Revenue 2006 $nil, 2005 $nil, 2004 $nil, 2003 ($3,387), and 2002 ($15,825). Earnings (loss) from continuing operations 2006 $nil, 2005 $344, 2004 $(464), 2003 ($4,025) and 2002 $37,488. Earnings (Loss) from continuing operations earnings per share basic 2006 $nil, 2005 $0.01, 2004 ($0.03), 2003 ($0.93) and 2002 $8.93. Earnings (Loss) from continuing operations earnings per share diluted, 2006 $nil, 2005 $0.01, 2004 ($0.03), 2003 ($0.33) and 2002 $8.84; Net (Loss) earnings 2006 ($2,700), 2005 $344, 2004 $(464), 2003 $67, and 2002 $nil; and Net (Loss) Earnings per share basic 2006 ($0.13), 2005 $0.01, 2004 $(0.03), 2003 $0.02, and 2002 $nil; Net (Loss) per share diluted 2006 ($0.13), 2005 $0.01, 2004 $(0.03), 2003 $0.01, and 2002 $nil.

Effective May 1, 2003, Envoy uses the provisions of the Canadian Institute of Chartered Accountants Handbook (the “CICA Handbook”) Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current -and prior periods. For businesses that were disposed of prior to the adoption of these new standards, Envoy includes the results of their operations in the comparative financial results.

At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of a 1 for 5 ratio. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. Information on the number of shares outstanding, and stock options are disclosed on a post-consolidation basis.

As at September 30	2006	2005 (2)	2004 (3)	2003 (4)	2002 (5)
(all amounts in
thousands)
Balance Sheet Data:
Current Assets	$68,701	$44,759	$59,432	$18,844	$27,447
Total Assets	81,274	84,057	88,880	37,967	49,174
Total Debt (8)	252	361	659	11,425	14,795
Shareholders’ Equity (9)	75,047	73,555	76,891	12,359	9,779
Retained (Deficit) Earnings (10)	(40,266)	(42,403)	(48,344)	(45,237)	(47,776)

[2]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2006 of Watt Gilchrist Limited (“Gilchrist”) and Parker Williams Design Limited (“PWD”) is £1.00 to $2.0571 and with respect to the Balance Sheet Data of Gilchrist and PWD is £1.00 to $2.1044. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2005 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.2641 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.0648. The exchange rate utilized with respect to the Statements of Operations Data for the fiscal year ended September 30, 2005 of Parker Williams Design Limited (“PWD”) is £1.00 to $2.2428 Cdn. The exchange rate utilized with respect to the Balance Sheet Data of PWD is £1.00 to $2.0648 Cdn. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[3]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2004 of Gilchrist is £1.00 to $2.3759 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2878. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[4]	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2003 of Gilchrist is £1.00 to $2.3425 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2448. The exchange rate utilized with respect to the Statement of Operations Data of US activities is $1.00 U.S. to $l.4635 and with respect to the Balance Sheet Data of US activities is $1.00 U.S. to $l.3499. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc.”Sage”, Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 16 and 17 to the Consolidated Financial Statements.

[5]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2002 of Gilchrist is £1.00 to $2.3119 Cdn. and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.4894. The exchange rate utilized with respect to the Statement of Operations Data of Hampel is $1.00 U.S. to $l.573l Cdn. and with respect to the Balance Sheet Data of Hampel is $1.00 U.S. to $l.5872. Except as set forth in footnotes 4, 5 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc. (“Sage”), Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 16 and 17 to the .

[6]	As reflected in Note 21 to the Consolidated Financial Statements, the net earnings (loss) from continuing operations for the fiscal years ended September 30, 2006, 2005, 2004, 2003, and 2002 were ($5,392), $3,418, ($5,245), ($4,276)and ($15,577) respectively under U.S. GAAP. The net earnings (loss) for the fiscal years ended September 30, 2006, 2005, 2004, 2003 and 2002 was ($564), $6,286, ($3,571), ($2,606) and ($53,376) respectively under U.S. GAAP. The diluted net earnings (loss) per share for the years ended September 30, 2006, 2005, 2004, 2003, and 2002 was ($0.03), $0.28, ($0.21), ($0.43) and ($12.71), respectively under U.S. GAAP.

As described above and in Note 10 to the Consolidated Financial Statements, on January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

[8]	Total debt includes both the current and long term portion of debt.

[9]	As reflected in Note 21 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2006, 2005, and 2004 was $72,588, $73,550, and $77,066, respectively under U.S. GAAP. Total assets as of September 30, 2006, 2005, 2004, 2003, and 2002, under U.S. GAAP would include the unrealized gain (loss) on securities for sale of $242, ($6), $174, $nil, and $nil, respectively, and it would exclude cash held in escrow relating to the sale of the UK operations of $2.7, nil, nil, nil and nil, respectively.

[10]	Retained earnings as of September 30, 2006, 2005, 2004, 2003, and 2002, excludes the cumulative foreign currency translation adjustment of ($51), ($2,153), 74, ($236) and $1,348 respectively. See Note 2(g) to the Notes in the Consolidated Financial Statements of Envoy.
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
Exchange Rates:
On December 28, 2006, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. to $1.1599. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year Ended September 30,
	2006	2005	2004	2003	2002
Average *	1.1151	1.2171	$1.2034	$1.4553	$1.5731

*	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

For the Month Ended
	November	October	September	August	July	June
	2006	2006	2006	2006	2006	2006
High	1.1474	1.1384	1.1272	1.1312	1.1415	1.1241
Low	1.1276	1.1154	1.1052	1.1066	1.1112	1.0991
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Information not required for annual report.

D.	Risk Factors
Envoy’s business, financial condition and results of operations could be materially adversely affected by any of the following risks. In addition, risk and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect its business.
Risks Related to Envoy’s Business and Industry
The Company has a limited number of large clients:
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.
The Company’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2006 for each of the Company’s clients that accounted for 10% or more of its net revenue and for the Company’s five largest clients combined:

Fiscal Year Ended September 30, 2006

Client
Wal-Mart Stores Inc.	17%
McDonald’s Restaurants of Canada Limited	15%
Dubai Festival City Retail Development LLC	11%
The Company expects its reliance on a limited number of its clients to continue in the future.
There can be no assurance that the Company will be able to maintain its historical rate of growth or its current level of revenue derived from any client in the future.
The Company is dependent on its key personnel:
The Company’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on the Company.
The Company is exposed to the risks of doing business internationally:
The Company’s operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding:
• currency exchange rate fluctuations;
• restrictions on repatriation of earnings; and
• changes in the political or economic conditions of a specific country or region, particularly in emerging markets.
The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.
Currency exchange rate fluctuations could adversely affect the Company’s results of operations:
The Company is subject to currency risk through its activities in the United States. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk.
Market rate fluctuations could adversely affect the Company’s results of operations:
The Company is subject to market risk through the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
The Company may be unsuccessful in evaluating material risks involved in completed and future investments.

The Company regularly reviews investment opportunities and as part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If the Company fails to realize the expected benefits from one or more investments, or does not identify all of the risks associated with a particular investment, the Company’s business, results of operations and financial condition could be adversely affected.
The Company is subject to credit risk:
The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had one customer who represented 21% of accounts receivable as at September 30, 2006, and one customer who represented 18% of accounts receivable as at September 30, 2005. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.
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
The Company is subject to recessionary economic cycles:
The marketing and communications industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. Such downturns in the economic cycle may have material adverse effects on the Company’s business, results of operations and financial condition.
The Company may be subject to certain regulations that could restrict the Company’s activities:
From time to time, governments, government agencies and industry self- regulatory bodies in Canada, the United States, the European Union and other countries in which the Company operates have adopted statutes, regulations and rulings that directly or indirectly affect the activities of the Company and its clients. For further discussion of such regulations, see the discussion in the Government Regulations section under Item 4.B. Though the Company does not expect any existing or proposed regulations to materially adversely impact the Company’s business, the Company is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.
The Company competes for clients in a highly competitive industry, which may reduce market share and decrease profits:
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
Risks Related to the Company’s Common Shares
On November 20, 2006, the Company commenced an issuer tender offer to repurchase up to 8,500,000 of its common shares. The offer to purchase will remain open until December 29, 2006, unless otherwise extended by the Company. Based on the 19,421,415 common shares outstanding as of November 20, 2006 and publicly available information, Messrs. Steven N. Bronson and Richard L. Scott, directly or indirectly, beneficially own or exercise control or direction over 10.18% and 9.79% of the Company’s common shares, respectively. Should 8,500,000 common shares be repurchased by the Company pursuant to the current issuer tender offer and should neither Mr. Bronson nor Mr. Scott tender their common shares in connection with such tender offer, Mr. Bronson and Mr. Scott will, directly or indirectly, beneficially own or exercise control or direction over approximately 18.1% and 17.4% of the Company’s common shares, respectively. Given the current tender offer and the extent of both Mr. Bronson’s and Mr. Scott’s ownership positions, they have the potential to exercise substantial influence over matters requiring approval by shareholders, including the election of directors, any amendments to the Company’s articles of incorporation or by-laws, and significant corporate transactions. Mr. Scott and Mr. Bronson may have interests that differ from the interests of the other shareholders of the Company.

Because the Company is a Canadian company, it may be difficult to enforce liabilities against the Company based solely upon the federal securities laws of the United States:
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
The Company believes that it is a Passive Foreign Investment Company, which may have adverse tax consequences for the Company’s shareholders in the United States:
Under U.S. federal income tax laws, the Company believes that it is a passive foreign investment company (“PFIC”), which may have adverse tax consequences for the Company’s shareholders in the United States. U.S. shareholders are urged to read the section titled “Certain United States Federal Income Tax Considerations” in Item 10 of this Form 20-F and to consult their tax advisors concerning the U.S. federal income tax consequences of holding the common shares of a PFIC.
Item 4: Information on the Company
Envoy’s businesses include an international consumer and retail branding company and a merchant banking and financial services company.
Envoy conducts its branding services through its wholly-owned subsidiary, Watt International Inc. (“Watt International”), which is one of the world’s leading brand strategy and design consultancies. Envoy provides consulting, branding, packaging and retail design services to clients in Canada, the United States, Mexico, United Arab Emirates, China and South America, as well as project work for clients in other countries around the globe. With two offices located in North America, Watt International’s clients include: Dubai Festival City Retail Development LLC, McDonald’s Restaurants of Canada Limited, and Wal-Mart Stores Inc.
In 2006, three customers accounted for 17%, 15% and 11% of net revenue. In 2005, three customers accounted for 33%, 13% and 12% of net revenue. In both years, no other customers accounted for more than 10% of net revenue.
Watt International subsists under the laws of the Province of Ontario.
On January 19, 2006, Envoy announced that its board of directors approved the launch of Envoy Capital Group (“ECG”), a division of Envoy. ECG will be a merchant banking organization that focuses on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy plans to capitalize this new division with an investment of approximately $35 million. ECG’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. ECG’s mission is to build wealth and its investment strategy is to generate both yield and grown in a tax-efficient manner, while preserving capital. ECG’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders. During fiscal 2006 and to date, minimal activity has occurred in ECG.

The principal place of business of Envoy is located at 172 John Street, Toronto, Canada M5T 1X5. Envoy may be reached by telephone at (416) 593-1212 or facsimile at (416) 593 4434. Envoy’s website is www.envoy.to. Information contained on Envoy’s website does not constitute a part of this Form 20-F.

A.	History and Development of the Company

Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Since December 1997, Envoy has shifted the nature of its business to providing marketing, communications and consumer and retail branding services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material acquisitions by Envoy since January 1, 2005 are described below.

On February 28, 2005, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of PWD, a London, United Kingdom based packaging design and brand specialist company. The purchase price of £l,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the PWD shares (“Management Shares”) were held by senior management of PWD (“Management Shareholders”), subject to certain options described below.

ECGH had the option to acquire from the Management Shareholders and the Management Shareholders had the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PWD for certain defined periods following completion.

The PWD acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £128,961 ($306,733) consisting of working capital and capital assets. The resulting excess purchase price, including acquisition expenses, over the fair value of the net assets acquired of £1,884,894 ($4,152,369) was allocated to goodwill and an amount of £139,000 ($330,849) was allocated to intangible assets consisting of customer relationships and non-compete agreements.

In March 2006, Envoy, through its subsidiary ECGH, acquired an additional 5% of the shares of PWD from two former employees as per the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).

The additional PWD acquisition in March 2006 was accounted for using the purchase price method of accounting. The fair value of the net assets acquired was £34,955 ($69,511) consisting of working capital and capital assets, resulting in goodwill of £17,725 ($35,247).

In June 2006, Envoy increased its ownership in PWD to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers as per the terms and conditions of the sale and purchase agreement for £166,833 ($341,174).

The June 2006 acquisition was accounted for using the purchase method of accounting. The fair value of the net assets acquired was £62,918 ($128,668) consisting of working capital and capital assets, resulting in goodwill of £327,550 ($686,612).

Effective September 15, 2006, Envoy completed the sale of all of the shares of its wholly owned UK subsidiary ECGH, including the related business and assets of Gilchrist and PWD. The sale price of $27 million was paid in cash. Pursuant to the terms and conditions of the sale purchase agreement, $2.7 million is being held in escrow to secure potential third party claims. The escrowed funds, less the amount of any third party claims, will be released to Envoy on the first anniversary date of the transaction, September 15, 2007.

B.	Business Overview

Services in the Envoy Group:

Consumer and retail branding — Watt International, a wholly owned subsidiary of Envoy that management believes to be one of the world’s leading brand strategy and design consultancies, provides the following services: strategic brand consulting, corporate identity and communications, retail branding and store design, and package design.
Our Strategic Direction:
On January 19, 2006, Envoy announced that its board of directors approved the launch of ECG, a division of Envoy. ECG is a merchant banking organization that focuses on providing financial services, as well as equity and debt capital, to small and mid-cap companies. Envoy plans to capitalize this new division with an investment of approximately $35 million.
Envoy believes that there is a need for merchant banking services in this segment of the market and Envoy is uniquely positioned to satisfy this need. Envoy has made several successful equity investments in recent years and has demonstrated an ability to identify and to add value to small and mid-cap companies in need of capital.
ECG’s primary objective is to provide asset backed bridge loans of between $500,000 and $3,000,000 to private and publicly listed companies engaged in professional and marketing services, media, manufacturing and real estate development. It will compliment its bridge loan business by making equity investments in emerging companies as well as providing corporate financial services. ECG’s mission is to build wealth and its investment strategy is to generate both yield and growth in a tax-efficient manner, while preserving capital. ECG’s goal is to deliver superior returns on a consistent basis and to create value for its shareholders.
On September 15, 2006, Envoy sold its wholly owned subsidiary ECGH, including related assets and business operations. Envoy believes that the sale of ECGH, which represented non-core holdings of Envoy, will enhance shareholder value.
On June 30, 2005, Envoy sold all the shares of its advertising business, John Street, to the management of John Street.
During fiscal 2004, Envoy sold all the shares of its corporate event and corporate travel business and, during fiscal 2003, Envoy divested its technology services business. Envoy remains focused on the expansion and prosperity of its core business of consumer and retail branding. Watt International, its branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.
Industry Overview:
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
Watt International has continued to service clients in various segments of the market. During fiscal 2006, Watt International focused its efforts to transform the business model to strategically driven operations and completed the restructuring plan to align itself with the market conditions to retain and service existing clients and to grow by providing innovative solutions in domestic and international markets.

Watt International announced new customer wins and strengthened relationships during the 2006 fiscal year. In March 2006, Watt International announced that it would be working with leading South American retail developer, Cencosud S. A., to carry out the retail design development of the Costanera Shopping Center in Santiago, Chile. In May 2006, Watt International announced its appointment as Dubai Festival City’s Design Consultant of record, tasked with ensuring that world-class design standards were maintained across the five hundred retail tenants of the City’s Festival Center Shopping Mall. Further, Watt International announced that it has been selected to develop a new prototype model for Cineplex Entertainment’s SilverCity banner, while continuing to grow and strengthen existing relations with other retail clients such as McDonalds Canada.
Government Regulations:
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
C. Organizational Structure
Envoy has operations in the United States and Canada. Envoy owns 100% of Watt International, its sole subsidiary.
D. Property, Plants and Equipment
Envoy currently operates offices in the following cities: Toronto, Canada, and Cincinnati, USA. The terms of our principal leases are as follows:
Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. In addition to Envoy, IDG, a division of Watt International, are also located at these premises. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $190,946 with rent increases each year of the lease term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2006 was $252,035.
Until January 2003, Envoy’s principal executive offices consisted of a five-story office building of approximately 35,000 square feet located at 26-28 Duncan Street, Toronto, Ontario, Canada. In January 2003, Envoy exited the Duncan Street facility after negotiating a release of the term of the lease extension. Envoy had no further obligation to the landlord beyond February 1, 2003.
In October 2002, Envoy sold the assets of Devlin to management of the subsidiary. The new company formed to acquire Devlin has been assigned all future obligations for all leases formerly held by Devlin.

During fiscal 2004, Envoy negotiated to payoff all amounts owing with respect to the Hampel lease. In 2003, when the Hampel business was closed down, Envoy negotiated a settlement with the landlord, agreeing to make 22 monthly payments of US$33,316 each commencing on March 1, 2003, and a final payment of US$150,000 in February 2005. The payments were secured by a letter of credit in the amount of US$250,000 in favour of the landlord. During 2002, Envoy negotiated the exit of approximately 18,000 square feet of office space located on the l2th floor of 111 Fifth Avenue, New York, New York. Under the terms of the lease settlement agreement Envoy agreed to pay the landlord, on September 30, 2002, US$500,000 cash, issued 250,000 common shares of Envoy at a price of US$.50 per share and agreed to make 22 additional monthly payments of US$36,638, commencing October 1, 2002. The payments were secured by a letter of credit in the amount of US$250,000 in favour of the landlord. The total expense relating to the 12th floor termination agreement has been reflected as restructuring costs in fiscal 2002.
The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $460,608 that expires in March 2010.
In September 2006, Envoy sold all the shares of its United Kingdom subsidiaries, and has no further lease obligations in the United Kingdom.
Item 4A: Unresolved Staff Comments
Not applicable.
Item 5: Operating and Financial Review and Prospects
The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Envoy and the Notes relating thereto, included as item 17 in this Form 20-F. The information contained in this Item 5 refers to Financial Statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.
Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 24 to the Notes to the Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.
Overview
Net Revenue
The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:
(i) deferred revenue representing only fees billed and collected in advance of such fees being earned;
(ii) unbilled accounts receivable represents reimbursable pass-through costs; and:
(iii) work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.
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
Tax Matters
With respect to Envoy’s 2006 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $19.4 million in loss carry forwards. Details on income taxes are set forth in Note 13 to the Notes to the Consolidated Financial Statements.
A. Operating Results
The expenses of continuing operation include corporate expenses which are fixed in nature, were incurred to support fiscal 2005 level of net income. The sale of discontinued operations and separately reporting the results of those discontinued operations, the expenses and ratios of continued operations are distorted and do not provide a basis for fair comparison of ratios to revenue. Under the circumstances, the Company continues to incur expenses at current levels in anticipation of higher net revenue in fiscal 2007.
Due to soft market conditions and sensitivity to preserve capital, the merchant banking operation is moving slower than the Company had anticipated.
Net revenue from the continuing operations for the twelve months ended September 30, 2006 was $9.7 million, compared to $19.6 million for the twelve months ended September 30, 2005, a decrease of $9.9 million. The decrease was primarily due to softer market conditions in USA. The net revenue from USA during fiscal 2006 decreased $3.5 million compared to $13.5 in fiscal 2005.
Salaries expense for the twelve months ended September 30, 2006, was $10.7 million, compared to $14.7 million in the twelve months ended September 30, 2005, a decrease of $4.0 million. The labour to net revenue ratio for the twelve months ended September 30, 2006 was 110.3%, compared to 75.0% in the twelve months ended September 30, 2005.

Occupancy costs decreased to $1.0 million for the twelve months ended September 30, 2006, from $1.1 million for the twelve months ended September 30, 2005, a decrease of $0.1 million. The occupancy cost to net revenue ratio was 10.6% for the twelve months ended September 30, 2006 compared to 5.6% for the twelve months ended September 30, 2004. Envoy expects its occupancy cost to net revenue ratio for fiscal 2007 to be approximately 8%.
The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 21 to the Consolidated Financial Statements.
SELECTED ANNUAL INFORMATION

	Fiscal 2006		Fiscal 2005		Fiscal 2004

Net revenue	$9.7	million	$19.6	million	$15.8	million

Net earnings (loss):
From continuing operations	(5.4)	million	3.0	million	(4.8)	million
From discontinued operations	7.5	million	2.9	million	1.7	million

Total	2.1	million	$5.9	million	($3.1)	million

Net earnings (loss) per share
Total
Basic	$0.10		$0.27		$(0.18)
Diluted	$0.10		$0.27		$(0.18)

From continuing operations
Basic	$(0.27)		$0.14		$(0.28)
Diluted	$(0.27)		$0.14		$(0.28)

From discontinued operations
Basic	$0.37		$0.13		$0.10
Diluted	$0.37		$0.13		$0.10

As at:	Sep 30, 2006			Sep 30, 2005			Sep 30, 2004

Total assets		$81.3	million		$84.0	million		$88.9	million

Total long-term financial liabilities		$0.2	million		$0.3	million		$0.4	million

Cash dividends declared	$	nil		$	nil		$	nil

RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2006, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2005
Net revenue The Company’s net revenue represents its compensation for services. The Company’s compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the twelve months ended September 30, 2006 was $9.7 million, compared to $19.6 million for the twelve months ended September 30, 2005, a decrease of $9.9 million.
Net revenue by type of service and by customer location:
Net Revenue for the twelve months
ended September 30
(in millions)

	2006	% of total	2005	% of total
By type of By type of service
Consumer Consumer and retail branding	$9.7	100%	$19.6	100%

	2006	% of total	2005	% of total
By custom location
Canada	$5.0	52%	$5.7	29%
USA/South America	3.5	36%	13.5	69%
Middle East/Asia	1.2	12%	0.4	2%

	$9.7	100%	$19.6	100%

Net revenue by type of service:
Net revenue from consumer and retail branding services decreased $9.9 million in the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. After a review of client spending plans, the Company expects that its 2007 net revenue to increase to $12.4 million or by about 28%.

Net revenue by customer location:
Net revenue from Canada decreased by $0.7 million, for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. The Company expects that 2007 net revenue from Canada will increase to $6.3 million.
Net revenue from the U.S. and South America decreased by $10.0 million for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. The Company expects that 2007 net revenue from U.S. and South America will increase to $5.0 million.
Net revenue from Middle East/Asia increased $0.8 million for the twelve months ended September 30, 2006, compared to the twelve months ended September 30, 2005, primarily as a result of the net revenue from client in Dubai. The Company expects that 2007 net revenue from Asia will increase to $1.1 million.
Operating Expenses
Salaries and benefits, general and administrative expenses and occupancy costs represent the Company’s operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Expenses of continuing operation include corporate expenses which are fixed in nature and are incurred to support discontinued operations and investment banking operations. Due to the sale and separately reporting the results of discontinued operations, the continuing operational expenses and related ratios are distorted and do not provide basis for fair comparison of ratios to revenue.
Operating expenses decreased by 21.4% to $14.7 million for the twelve months ended September 30, 2006 from $18.7 million for the twelve months ended September 30, 2005. Changes in operating expenses are as follow:

Salaries and benefits expense for the twelve months ended September 30, 2006 were $10.7 million, compared to $14.7 million for the twelve months ended September 30, 2006, a decrease of $4.0 million or 27.2%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the twelve months ended September 30, 2006 of $0.06 million, compared to $0.3 million in the twelve months ended September 30, 2005. Salaries and benefits expense as a percent of net revenue was 110.3% for fiscal 2006 compared to 75.0% for fiscal 2005. The Company expects that salaries and benefits expense will be $9.7 million in fiscal 2007.
General and administrative expenses for the twelve months ended September 30, 2006 were $3.0 million, compared to $2.9 million for the twelve months ended September 30, 2005, an increase of 3.5%. Included in general and administrative expenses is foreign exchange expense of $0.1 million for fiscal 2006, compared to an income of $0.02 million for fiscal 2005. General and administrative expense as a percent of net revenue was 31.3% for fiscal 2006 compared to 14.8% for fiscal 2005. The Company expects that general and administrative expenses will be $2.6 million in fiscal 2007. The Company is continuously looking into reducing or eliminating discretionary expenses and maintains the quality of service.
Occupancy costs for the twelve months ended September 30, 2006 were $1.0 million, compared to $1.1 million for the twelve months ended September 30, 2005, a decrease of 9.0%. Occupancy costs as a percent of net revenue was 10.6% for fiscal 2006 compared to 5.6% for fiscal 2005. The Company expects that occupancy expense will be $1.0 million in fiscal 2007.
Depreciation expense
Depreciation expense for the twelve months ended September 30, 2006 was $0.8 million, compared to $1.0 million for the twelve months ended September 30, 2005.
Interest (income) expense and financing costs
Interest expense for the twelve months ended September 30, 2006 was $0.02 million compared to an income of $0.02 million for the twelve months ended September 30, 2005.

Investment earnings
Investment earnings for the twelve months ended September 30, 2006 was $1.0 million, compared to $2.8 million for the twelve months ended September 30, 2005. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. Going forward, the Company expects that its investment earnings for the year will be in the range of approximately $5.5 to $7.4 million, depending on the assets under investment, market conditions, bond yields, interest rates, dividend yields and general economic factors, and as a result of changes in the mandate provided to the portfolio manager. These changes allow the manager greater flexibility in selecting longer term fixed income securities and high yielding securities, while still maintaining a high quality portfolio.
Income from discontinued operations
Effective September 15, 2006 Envoy completed the sale of shares of its wholly owned UK subsidiary ECGH and related business and all of the operational assets of Gilchrist and PWD. The sale price was $27 million in cash. As per terms and conditions of the sale purchase agreement, $2.7 million is being held in escrow to secure potential third party claims. The escrowed funds, less the amount of any third party claims, will be released to the Company on the first anniversary date of the transaction, September 15, 2007. Fiscal 2006 income from discontinued operations in the amount of $7.5 million includes $1.8 million income from discontinued operations and a one time gain of $5.7 million on sale of discontinued operations of this business during the periods presented.
During fiscal 2005, effective June 30, 2005, the Company sold the John Street advertising business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3 million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented and the gain on sale of the Company’s investment in this business. The income from discontinued operations, including the gain on sale of the business, was $1.8 million for the twelve months ended September 30, 2005. See note 19 to the Consolidated Financial Statements.
Net earnings (loss)
Net earnings for the year ended on September 30, 2006 were $2.1 million, compared to $5.9 million for the year ended on September 30, 2005.
ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING
Through public offerings in fiscal 2004, the Company raised $66.5 million gross proceeds ($60.1 million net proceeds). In the short form prospectus issued with the public offerings, the Company indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for the Company’s shareholders, and that either complement or provide an opportunity to diversify the current business of the Company. Envoy retained broad discretion in allocating the net proceeds of the public offering.

Fiscal 2004
(in millions)
Net proceeds from public offering	$60.1

Net proceeds were used to:
Repay short-term debt	6.9
Redeem outstanding shares	0.8
Repay outstanding long-term debt	5.2
Allocated to investment portfolio	46.7
Other working capital changes	0.5

Total use of proceeds	$60.1

As a result of repaying the outstanding debt, the Company has established financial flexibility and is able to take advantage of acquisition and investment opportunities as they are identified.
SUMMARY OF QUARTERLY RESULTS

	Q4 2006	Q3 2006	Q2 2006	Q1 2006
	million	million	million	million
Net revenue	$ 2.5	$ 5.5	$ 3.8	$ 5.5

Net earnings (loss):
From continuing operations	($1.81)	($1.50)	($1.09)	($1.00)
Including discontinued operations	$3.20	$0.40	($0.40)	($1.10)

Net earnings (loss) per share
From continuing operations
Basic	($0.10)	($0.07)	($0.05)	($0.05)
Diluted	($0.10)	($0.07)	($0.05)	($0.05)
Including discontinued operations
Basic	$0.22	($0.05)	($0.02)	($0.05)
Diluted	$0.22	($0.05)	($0.02)	($0.05)

	Q4 2005	Q3 2005	Q2 2005	Q1 2005
	million	million	million	million
Net revenue	$5.50	$5.70	$4.30	$4.10

Net earnings (loss):
From continuing operations	$0.60	$1.50	$0.40	$0.60
Including discontinued operations	$0.90	$3.60	$0.80	$0.60

Net earnings (loss) per share
From continuing operations
Basic	$0.03	$0.06	$0.02	$0.03
Diluted	$0.03	$0.06	$0.02	$0.03
Including discontinued operations
Basic	$0.04	$0.16	$0.04	$0.03
Diluted	$0.04	$0.16	$0.04	$0.03
Summary of Discontinued operations (detailed information on note 19 to the Consolidated Financial Statements)

Fiscal year:	2006	2005	2004

Net revenue	$21,432,172	$26,741,062	$25,363,129

Operating expenses	17,460,973	23,252,416	21,409,049
Interest income	(60,327)	(11,623)	(38,121)
Depreciation	1,294,822	1,770,052	1,311,101
Income tax expense	582,122	512,023	541,496

Earnings from discontinued operations (excluding gain on sale)	2,154,582	1,218,194	2,139,604

Minority interest	347,599	149,808	—

Gain (loss) on sale of disco. operations	5,721,229	1,799,631	(465,576)

Earnings from discontinued operations	$7,528,212	$2,868,017	$1,674,028

Reconciliation to United States generally accepted accounting principles, detailed information can be found on note 21 to the Consolidated Financial Statements.

Summary of material adjustments to net earnings (loss) for the years ended September 30, 2006, 2005 and 2004 required to conform to US GAAP.

	2006	2005	2004

Net earnings (loss) — Canadian GAAP	$2,136,186	$5,941,690	$(3,106,804)
Stock-based compensation 21(a)	—	344,151	200,117
Convertible debentures 21(b)	—	—	(664,516)
Cash held in escrow 21(c)	(2,700,000)	—	—

Net earnings (loss) based on U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Net earnings (loss) from continuing operations	$(5,392,026)	$3,417,824	$(5,245,231)
Net earnings (loss) from discontinued operations (Notes 19 and 20(c))	$4,828,212	$2,868,017	$1,674,028

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2006	2005

Shareholders’ equity based on Canadian GAAP	$75,046,589	$73,555,483
Accumulated other comprehensive income (loss) (d)	242,378	(5,859)
Cash held in escrow (c)	(2,700,000)	—

Shareholders’ equity based on U.S. GAAP	$72,588,967	$73,549,624

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2006	2005	2004

Net earnings (loss) for the year in accordance with U.S. GAAP	$(563,814)	$6,285,841	$(3,571,203)

Unrealized gain (loss) on available for sale securities arising during the year	242,378	(5,859)	174,426

Less: reclassification adjustment for gains realized in net income	5,859	(174,426)	—

Change in cumulative translation adjustment account	2,101,995	(2,183,228)	310,087

	$1,786,418	$3,922,328	$(3,086,690)

RESULTS OF OPERATIONS
FISCAL YEAR ENDED SEPTEMBER 30, 2005,
COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2004
Net Revenue
The Company’s net revenue represents its compensation for services. The Company’s compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass- through costs such as production costs incurred on behalf of clients in acting as agent for them.
Net revenue for the twelve months ended September 30, 2005 was $19.6 million, compared to $15.8 million for the twelve months ended September 30, 2004, an increase of $3.7 million, or 24%.
Operating Expense:
Salaries and benefits, general and administrative expenses and occupancy costs represent the Company’s operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.
Operating expenses increased by 12% to $18.7 million for the twelve months ended September 30, 2005 from $16.7 million for the twelve months ended September 30, 2004. Changes in operating expenses are as follows:
Salaries and benefits expense for the twelve months ended September 30, 2005 were $14.7 million, compared to $12.6 million for the twelve months ended September 30, 2004, an increase of $2.1 million or 17%. Included in salaries and benefits is stock based compensation for the twelve months ended September 30, 2005 of $0.3 million, compared to $0.2 million in the twelve months ended September 30, 2004. Salaries and benefits expense as a percent of net revenue was 75% for fiscal 2005 compared to 79% for fiscal 2004.
General and administrative expenses for the twelve months ended September 30, 2005 were $2.9 million, compared to $3.0 million for the twelve months ended September 30, 2004.
Occupancy costs for the twelve months ended September 30, 2005 and the twelve months ended September 30, 2004 were $1.1 million. Occupancy costs as a percent of net revenue was 5.6% for fiscal 2005 compared to 7.1% for fiscal 2004.

Depreciation expense:
Depreciation expense for the twelve months ended September 30, 2005 was $1.0 million, compared to $1.1 million for the twelve months ended September 30, 2004.
Interest (income) expense and financing costs and accreted interest:
Interest (income) expense and financing costs and accreted interest for the twelve months ended September 30, 2005 was an income amount of $0.1 million, compared to an expense of $3.6 million for the twelve months ended September 30, 2004. During fiscal 2004, all of the outstanding bank indebtedness and debentures were repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there were no interest expense and finance costs or accreted interest relating to these items.
Investment earnings:
Investment earnings for the twelve months ended September 30, 2005 was $2.8 million, compared to $0.4 for the twelve months ended September 30, 2004. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio. The Company expects that its investment earnings will be in the range of approximately $3.5 to $4.5 million, depending on the assets under investment, market conditions, bond yields, interest rates, dividend yields and general economic factors, and as a result of changes in the mandate provided to the portfolio manager. These changes allow the manager greater flexibility in selecting longer term fixed income securities and high yielding securities, while still maintaining a high quality portfolio.
Income from discontinued operations:
Effective June 30, 2005, after a review of the ongoing viability, future prospects and cash requirements of our John Street advertising business, the Company sold the business for proceeds of $1.2 million to the management of John Street. Certain equipment was also sold for proceeds of $0.3 million to the same group. The income from discontinued operations reflects the operations of this business during the periods presented and the gain on sale of its investment in this business. The income from discontinued operations including the gain on sale of the business, was $1.8 million for the twelve months ended September 30, 2005, compared to a loss of $0.4 million on the sale of Communiqué, for the twelve months ended September 30, 2004.
Net earnings (loss):
The Company had net earnings of $5.9 million for the twelve months ended September 30, 2005, compared to a loss of ($3.1) million for the twelve months ended September 30, 2004, an increase of $9.0 million.
B. Liquidity and Capital Resources
As at September 30, 2006, the Company had working capital of $62.6 million and a cash balance of $0.8 million, compared to September 30, 2005, when it had a working capital of $34.5 million and a cash balance of $2.3 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $57.3 million at September 30, 2006 and $22.1 million at September 30, 2005.

During fiscal 2006, working capital was used to repurchase 1,606,102 shares of the Company for cash consideration of $2.8 million pursuant to the normal course issuer bid. In addition, it was used to acquire additional ownership of PWD, in the amount of $0.9 million net of cash acquired as described in Note 6 to the Consolidated Financial Statements. The Company also purchased capital assets in the amount of $0.02 million.
During fiscal 2005, working capital was used to repurchase 2,447,417 shares of the Company for cash consideration of $7.4 million pursuant to the normal course issuer bid. In addition, it was used for the acquisition of PWD, in the amount of $4.8 million net of cash acquired as described in Note 6 to the Consolidated Financial Statements. The Company also purchased capital assets in the amount of $0.8 million.
Net cash provided by operating activities was $2.2 million for the twelve months ended September 30, 2006, compared to $0.1 million provided by operating activities for the twelve months ended September 30, 2005. Cash provided from continuing operations was used to finance an increase in prepaid expense.
Net cash used in financing activities of $2.9 million during fiscal 2006 and $7.7 million during fiscal 2005 was mostly due to the repurchase of the Company’s shares under normal course issuer bids in both years. Net cash used in investing activities was $1.2 million for the twelve months ended September 30, 2006, compared to net cash provided by investing activities of $14.2 million for the twelve months ended September 30, 2005. In the fourth quarter of 2006, proceeds of $24.3 million, net of $2.7 million held in escrow, were received from the sale of the UK subsidiaries and related business assets. Of this amount, $0.8 million was used to pay the sale related costs and the remaining $23.5 million was invested in the investment portfolio managed by the Company’s portfolio manager. During fiscal 2005, the Company’s used $15.0 million to acquire PWD and capital assets.
Income Tax
The effective tax rate for the Company for 2006 was 2.2%. This differed substantially from the statutory rate of 36.12%, mainly due to permanent and temporary differences between accounting income and taxable income of $127,012 (2005 — $139,889) and a change in the valuation allowance based on uncertainty relative to the Company’s ability to realize the full value of operating loss carryforwards of $1,820,581 (2005 — ($2,042,816)).
As described elsewhere, the Company intends to buy its own shares under a modified “Dutch Auction” tender offer. In the event of a full take up, the Company will spend up to $25 million in cash. This will reduce the capital available to the Company to generate future investment earnings and will prolong the use of losses carried forward. Accordingly the Company increased the valuation allowance to adjust the future tax assets to the likely realizable value.
Future Income Taxes
In determining the realizable value of the future tax asset, management considered various factors in its assessment, including potential operating results of its subsidiaries, expected returns on its merchant banking activities, its ability to manage operating expenses and general economic conditions. Based on the historical income levels of Watt International, the Company’s expectations with respect to both the funds available for investment and the likely returns, as well as the timing of such relative to the expiration of losses, management feels it is more likely than not that sufficient income will be realized.

THREE MONTHS ENDED SEPTEMBER 30, 2006, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2005
Net revenue Net revenue for the three months ended September 30, 2006 was $2.5 million, compared to $5.5 million for the three months ended September 30, 2005, a decrease of $3.0 million.
Net revenue by type of service and by customer location:

	Net Revenue for the three months ended
	September 30
	(in millions)
	2006	% of total	2005	% of total
By type of service
Consumer and retail branding	$2.5	100%	$5.5	100%

	2006	% of total	2005	% of total
By customer location
Canada	$1.3	52%	$1.1	20%
USA/South America	0.4	16%	4.3	78%
Middle east/Asia	0.8	32%	0.1	2%

	$2.5	100%	$5.5	100%

Net revenue by type of service:
Net revenue from consumer and retail branding services decreased by $3.0 million in the three months ended September 30, 2006 compared to the three months ended September 30, 2005.
Net revenue by customer location:
Net revenue from Canada increased $0.2 million, for the three months ended September 30, 2006 compared to the three months ended September 30, 2005, an increase of 18%.
Net revenue from the U.S./South America decreased by $3.9 million to $0.4 million for the three months ended September 30, 2006 from $4.3 million in the three months ended September 30, 2005.
Net revenue from Middle East/ Asia increased by $0.7 to $0.8 million for the three months ended September 30, 2006, from $0.1 million for the three months ended September 30, 2005.
Operating Expenses
Operating expenses decreased by 40.0% to $3.3 million for the three months ended September 30, 2006 from $5.5 million for the three months ended September 30, 2005. Changes in operating expenses are as follow:
Salaries and benefits expenses for the three months ended September 30, 2006 were $2.3 million, compared to $4.5 million for the three months ended September 30, 2005, a decrease of $2.2 million. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs.

General and administrative expenses for the three months ended September 30, 2006 were $0.8 million, compared with $0.8 million for the three months ended September 30, 2005.
Occupancy costs for the three months ended September 30, 2006 were $0.3 million, compared to $0.2 million for the three months ended September 30, 2005, an increase of $0.1 million.
Depreciation expense
Depreciation expense for the three months ending September 30, 2006 was $0.2 million, compared to $0.3 million for the three months ended September 30, 2005, a decrease of 33.3%.
Interest (income) expense and financing costs
Interest (income) expense and financing costs were $0.04 million for the three months ended September 30, 2006, compared to $0.00 million for the same period in fiscal 2005.
Investment earnings
Investment earnings for the three months ended September 30, 2006 were $0.5 million, compared to a loss of $0.8 million for the three months ended September 30, 2005. Investment earnings represent the net income earned on the cash and marketable securities held in the investment portfolio.
Earnings (loss) from discontinued operations
Earnings from discontinued operations were $6.0 million for the three months ended September 30, 2006, which included revenue from discontinued operations in the amount of $0.3 million and a gain on the sale of a subsidiary in the amount of $ 5.7 million.
Net earnings (loss)
The Company had net earnings of $3.2 million for the three months ended September 30, 2006, compared to $0.9 million for the three months ended September 30, 2005.
CRITICAL ACCOUNTING POLICIES
The significant accounting policies used by the Company in preparing its Consolidated Financial Statements are described in Note 2 to the Consolidated Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Consolidated Financial Statements. The Consolidated Financial Statements are prepared in accordance with Canadian GAAP. The Company also prepared a reconciliation to U.S. GAAP, which is included in Note 21 to the Consolidated Financial Statements.
Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of the Company. As well, management must take appropriate estimates at the time the Consolidated Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Consolidated Financial Statements are important in understanding the Consolidated Financial Statements, the policies discussed below are considered by management to be central to understanding the Consolidated Financial Statements, because of the higher level of measurement uncertainties involved in their application.
Goodwill:
Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. The Company assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, the Company considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in an impairment of goodwill.
Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined; the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.
Intangible Assets:
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
Income Taxes:
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
Stock Based Compensation and Other Stock based Payments:
Effective October 1, 2003, the Company adopted the revisions to CICA handbook Section 3870 that required the use of the fair value method for all stock-based compensation transactions. The application of this accounting methodology requires management to estimate a number of variables, including the risk free rate, and the expected volatility of the stock price. The amounts determined for these variables, which are detailed in Note 12(e) to the Consolidated Financial Statements have a significant impact on the values assigned to the stock options.
IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

There has been no significant impact on fiscal 2006 results as a result of any recently issued Canadian Accounting Standards.
IMPACT OF RECENTLY ISSUED UNITED STATES ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes — an interpretation of FAS Statement No. 109 (‘FIN 48”). FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.
Fair Value Measurements (“SFAS 157”). FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
Considering the Effects of Prior Years Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earning or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.
Forward Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 2lE of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in the Company’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), or the Company’s Annual Information Form filed with the Canadian Securities Administrators (the “CSA”). The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward-looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Not applicable.

E.	Off-Balance Sheet Arrangements

None.

F.	Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2006 (all amounts in thousands):

		Due in 1	Due between	Due between	Due after
	Total	year or less	years 2 and 3	years 4 and 5	5 years
Operating leases	$2,371	$755	$736	$657	$223
Long-term debt	252	85	88	79

Total contractual cash obligations	$2,623	$840	$824	$736	$223
G.	Safe Harbor

See “Special Note Regarding Forward-Looking Statements” in the introduction to this Form 20-F.
Item 6: Directors and Senior Management and Employees
A. Directors and Senior Management
The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2006. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name
Age	Positions Held with Envoy

Geoffrey B. Genovese	President, Chairman and Chief
52	Executive Officer and Director

J. Joseph Leeder	Executive Vice President Mergers
52	& Acquisitions and Chief Financial Officer

John H. Bailey	Executive Vice President,
61	Corporate Secretary and Director

David Hull [1] [2] [3]	Director
50

Name
Age	Positions Held with Envoy

Hugh Aird [1] [2] [3]	Director
50

David Parkes [1] [2] [3]	Director
50

[1]	Member of the Audit Committee

[2]	Member of the Compensation Committee

[3]	Member of the Nominating and Corporate Governance Committee
The principal occupations, business experiences and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:
Geoffrey B. Genovese: Mr. Genovese founded The Incentive Design Company Ltd., a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese currently serves as Chairman, President and Chief Executive Officer of Envoy and Chief Executive Officer of Watt International. Mr. Genovese was appointed Chairman in September 2001. Mr. Genovese has been a Director of Envoy since July 1991.
J. Joseph Leeder, CA: Mr. Leeder joined Envoy in 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an Executive Vice President of KPMG Corporate Finance Inc., a subsidiary of KPMG LLP. Mr. Leeder left Envoy on May 30, 2003, and joined USC Forest Group as its Chief Financial Officer. Mr. Leeder rejoined Envoy as Vice President Mergers and Acquisitions on October 24, 2005, and became the Chief Financial Officer on January 1, 2006.
John H. Bailey: Mr. Bailey is a barrister and a solicitor who has been in private practice since 1973. Mr. Bailey earned a Bachelor of Commerce and a Bachelor of Laws degree from the University of Toronto, and a Master of Laws degree from York University. Mr. Bailey has been a Director of Envoy since April 1994, Corporate Secretary since August 1997, and Executive Vice-President since February 2004.
David Hull: Mr. Hull has been the President of Hull Life Insurance Agencies Inc. since May 1991. Hull Life Insurance Agencies Inc. specializes in estate planning and life and disability insurance. Prior thereto, Mr. Hull served as Executive Vice President of Hull Life Insurance Agencies Ltd. and Thomas I. Hull Insurance Ltd., members of The Hull Group of Companies. Mr. Hull has been a Director of Envoy since January 1995.
Hugh Aird: Mr. Aird has been the Vice-Chairman North America of Edelman Public Relations, since January, 2006. Prior to joining Edelman in 2006, Mr. Aird was the Director of Business Development of Blackmont Capital. Prior to joining Blackmont Capital in 2005, Mr. Aird was a Senior Relationship Manager at Morgan Stanley Canada. Mr. Aird was Vice President, Business Development, Mulvihill Capital Management Inc. Prior to joining Mulvihill Capital Management Inc. in 2001, Mr. Aird was Vice Chairman of Merrill Lynch Canada Inc. (formerly Midland Walwyn Capital Inc.). Mr. Aird first became a director of Envoy on August 20, 1997. As a result of personal commitments, Mr. Aird resigned as a director on April 1, 2003. On November 24, 2003, Mr. Aird was re-elected as a director of Envoy.
David Parkes: Mr. Parkes is currently working for his Consulting Company David Parkes & Assoc. Mr. Parkes was President and CEO of Freefone Inc. until 2005. Prior to joining Freefone Inc. in 2003, Mr. Parkes founded David Parkes & Assoc. in 2001. Mr. Parkes was President and CEO of Look Communications Inc. until 2001 and President and CEO of TeleSpectrum Canada Inc. until 1999. Mr. Parkes has been a Director of Envoy since October 2002.
The Ontario Business Corporations Act requires that a majority of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy with major shareholders, customers or others, pursuant to which he or she was selected as such.
There are no family relationships between any of the persons named above.
B.	Compensation

The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2006 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

				Long-Term Compensation
				Awards		Payouts
				Securities	Restricted
	Annual Compensation			Under	Shares or
Name and			Other	Option/SARs	Restricted	LTIP	All Other
Principal	Salary		Annual	Granted	Share Units	Payouts	Compensation
Position	($)	Bonus	($)	(#)	($)	($)	($)
Geoffrey B. Genovese,	$550,00	650,000	330,313 [1]	—	—	—	182,350 [2]
Chairman, President and Chief Executive Officer

J. Joseph Leeder,	$375,898	400,000	20,603	—	—	—	200,000 [3]
Vice President, Mergers and Acquisitions and Chief Financial Officer

John H. Bailey,	$300,000	—	—	—	—	—	—
Executive Vice President, and Secretary

Colin Beaton	$175,000	$5,940	$9,779	—	—	—	—
Managing Director, Watt Retail Design Practice

Patrick Rodmell,	$272,000	—	—	—	—	—	—
Managing Director, Watt International Inc.

[1]	Included in this amount is $300,000 which was paid to a corporation related to Mr. Genovese as an annual management fee.

[2]	Mr. Genovese received taxable benefits for life insurance premiums paid by the Corporation and a car allowance.

[3]	Mr. Leeder received a signing bonus of $200,000.

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
The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2006 Fiscal Year
			Unexercised Options at	Value of Unexercised In
	Number of Shares	Aggregate	FY-End Exercisable/	the Money Options at FY-End
	Acquired on	Value Realized	Unexercisable	Exercisable/Unexercisable [1]
Name	Exercise	($)	(#)	($)
Geoff Genovese	Nil	Nil	80,000/nil	nil/nil
Joseph Leeder	Nil	Nil	nil/nil	nil/nil
John H. Bailey	Nil	Nil	40,000/nil	nil/nil
Patrick Rodmell	Nil	Nil	13,333/nil	12,000/nil
			15,000/nil	nil/nil
			1,500/nil	nil/nil
Colin Beaton	Nil	Nil	6,667/3,333	nil/nil
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
Employment Contracts and Termination Agreements:
The Company and its subsidiary, Watt International, have entered into employment contracts with the Named Executive Officers.
Geoffrey B. Genovese has agreed to act as the Company’s Chairman and President and Chief Executive Officer at an annual base salary of $550,000, together with an annual bonus of up to 100% of salary and fees paid to Mr. Genovese’s management company, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to three times the total remuneration and other compensation paid to Genovese and his management company during the 12-month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Company or if there is a change of control of the Company and Mr. Genovese elects to terminate his employment with the Company. In addition, if there is a change of control of the Company, Mr. Genovese is entitled to receive, at the sole discretion of the Compensation Committee of the Board of Directors, a one-time bonus of up to a maximum of $1,000,000. An annual fee of $300,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Company. The management agreement is automatically renewable on September 30th of each year, unless terminated by either party.
Joseph J. Leeder has agreed to act as the Company’s Executive Vice President, Mergers and Acquisitions and Chief Financial Officer at an annual base salary of $400,000, together with an annual bonus of up to 100% of salary, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement also provides for a severance payment equal to the greater of $800,000 and two times the total remuneration and other compensation earned by Mr. Leeder during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Leeder’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Leeder elects to resign within twelve months of the date on which the change of control occurs, Mr. Leeder is entitled to receive a severance payment equal to the same amount to which he would have been entitled if his employment had been terminated by the Corporation, without cause.
John H. Bailey was appointed Executive Vice President of the Company on February 1, 2004. Pursuant to the terms of an agreement dated February 1, 2004 between the Company and Semper Consulting Inc. (“Semper”), Semper agreed to provide certain financial advisory services as well as general advice of a strategic nature, including the personal services of John H. Bailey. In consideration for these services, the Company has agreed to pay Semper an annual fee of $300,000 and to reimburse Semper for all expenses incurred by it in the performance of its services. The agreement has a term ending on May 31, 2010, unless sooner terminated pursuant to the provisions thereof. If the Company terminates the agreement for any reason, other than cause, or if there is a change of control of the Company and Semper elects to terminate the agreement, Semper is entitled to receive a payment equal to three times the fees paid to Semper during the twelve-month period ending on the month immediately preceding the month in which the agreement is terminated. Semper is wholly-owned by the spouse of John H. Bailey.
Colin Beaton has agreed to act as the Managing Director of Watt International’s Retail Design business at an annual base salary of $175,000, together with a discretionary cash bonus based on the performance of Watt International. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of four months, if his employment is terminated, without cause, by Watt International.
Patrick Rodmell has agreed to act as the Managing Director of Watt International at an annual base salary of $277,000, together with an annual cash bonus based on the performance of Watt International. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of up to four months, if his employment is terminated, without cause, by Watt International.

Compensation of Directors:
All non-executive directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Aird, Hull and Parkes are each entitled to receive an annual director’s/committee member’s fee of $30,000. As the Lead Director, Mr. Aird receives an additional $50,000 per year. A non-executive director receives an additional annual fee of $10,000 for presiding over a committee of the Board (other than the Audit Committee). For his part, the Chairman of the Audit Committee receives an additional annual fee of $40,000. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors who are also executive officers, for their services as directors. Directors are also entitled to participate in the Company’s Stock Option Plan.
In the fiscal year ended September 30, 2006, Envoy paid approximately $230,870 to John H. Bailey Professional Corporation for legal services provided to Envoy. John H. Bailey Professional Corporation is wholly-owned by John H. Bailey.
Directors’ and Officers’ Liability Insurance:
The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $l0,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $230,602.
C. Board Practices
Corporate Governance:
The Company is subject to a variety of corporate governance guidelines and requirements enacted by the CSA, The Nasdaq Capital Stock Market (“Nasdaq”) and by the SEC under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the recent past, there were several changes to the corporate governance and corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange. Also, in 2005, amendments were made to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”).
The Company is required to disclose certain specified corporate governance information under NI 58-101. The disclosure required addresses items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, the orientation and education of directors, ethical business conduct and compensation matters. Set out below is a description of certain corporate governance practices of the Company, required by NI 58-101.
As new regulations come into effect, the Nominating and Corporate Governance Committee and the Company’s Board of Directors (the “Board”) will continue to review the Company’s corporate governance practices and make appropriate changes.

Board of Directors:
The articles of the Company provide that there shall be a Board of not less than three or more than ten directors. There are currently five directors on the Board of the Company. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).
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
Currently, no directors serve on the boards of directors of other public companies, other than David Parkes. Mr. Parkes is a director of Clearly Canadian Beverage Corporation, a consumer products manufacturer based in British Columbia, Canada, and Ribbon Capital Corp., a retail distributor of telecom products based in Ontario, Canada.
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
Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2005, the independent directors have held three meetings without non-independent directors present.
Between October 1, 2005 and December 28, 2006, inclusive, the Board held 29 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended [1]

Hugh Aird	28 of 29
John Bailey	28 of 29
Geoff Genovese	29 of 29
David Hull	28 of 29
David Parkes	28 of 29

Note:[1]	In addition, Messrs. Aird, Hull and Parkes attended three meetings of the independent directors, at which Messrs. Genovese and Bailey were not eligible to attend.

Mandate of the Board:
The Board has adopted a Board Mandate, under the title “Envoy Communications Group Inc. — Corporate Governance Guidelines”. A copy of this Board Mandate is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 11.3 to this Form 20-F.
The Board has the responsibility for the overall stewardship of the Company, establishing the overall policies and standards for the Company in the operation of its businesses, and reviewing and approving the Company’s strategic plans. In addition, the Board monitors and assesses overall performance and progress in meeting the Company’s goals. Day-to-day management is the responsibility of the President and Chief Executive Officer and senior management.
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
Board Committees:
The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.
(a)	Audit Committee

The Audit Committee is comprised of three directors, David Parkes (Chairman), Hugh Aird and David Hull. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with MI52-110. No changes to the Audit Committee Charter were required as a result of the amendments to MI 52-110 which became effective on June 30, 2005. A copy of the Audit Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 15.1 to this Form 20-F.

(b)	Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, David Hull (Chairman), David Parkes and Hugh Aird, all of whom are independent directors. A copy of the Compensation Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 15.2 to this Form 20-F.

(c)	Nominating and Corporate Governance Committee

The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-coordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; providing new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three independent directors, David Hull (Chairman), Hugh Aird and David Parkes. A copy of the Nominating and Corporate Governance Committee Charter is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 15.3 to this Form 20-F.
Position Descriptions:
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

Orientation and Continuing Education:
New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.
The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.
Nomination of Directors:
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

Other Board Committees:
The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.
Assessments:
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
Shareholder Communication:
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
D. Employees
As at November 30, 2006, Envoy had 76 full-time employees based in Toronto, Canada and 1 based in the United States. Of this total, 72 employees were engaged in consumer and retail branding.
As at November 30, 2005 Envoy had 109 full-time employees based in Toronto, Canada, 2 based in the United States and 115 based in the United Kingdom and Continental Europe. Of this total, 219 employees were engaged in consumer and retail branding.
As at January 31, 2005, Envoy had 158 full-time employees based in Toronto, Canada, 17 based in the United States and 153 based in the United Kingdom and Continental Europe. Of this total, 20 employees were engaged in marketing, and 326 in consumer and retail branding.
As at January 31, 2004, Envoy had 154 full-time employees based in Toronto, Canada, 12 based in the United States and 73 based in the United Kingdom and Continental Europe. Of this total, 17 employees were engaged in marketing, and 222 in consumer and retail branding.
E. Share Ownership
As of September 30, 2006, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 293,550 common shares.

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
The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 common shares. As at September 30, 2006 options to purchase 293,550 common shares have been granted and are outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.
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
The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of November 30, 2006:

	Number of Common
	Shares Under	Exercise
Class of Optionee	Options Granted	Price	Date of Expiry
Geoffrey Genovese	80,000	$4.00	May 24, 2009
Colin Beaton	10,000	$4.00	May 24, 2009
Patrick Rodmell	13,333	$1.25	October 27, 2007
Patrick Rodmell	15,000	$4.00	May 24, 2009
Patrick Rodmell	1,500	$15.25	August 1, 2007
Joseph Leeder	nil	n/a	n/a
John H. Bailey	40,000	$4.00	May 24, 2009

Other	16,667	$1.25	October 27, 2007
	15,000	$3.05	May 29, 2007
	100,000	$4.00	May 24, 2009
	2,050	$15.25	August 1, 2007

Total	293,550

The following table sets forth shares owned by the Named Executive Officers as of November 30, 2006:

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class
Geoffrey Genovese	498,890	3%
Joseph Leeder	nil	nil
Colin Beaton	nil	nil
Patrick Rodmell	nil	nil
John H. Bailey	45,518	0.2%
Item 7: Major Shareholders And Related Party Transactions
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
As of November 30, 2006, Envoy had an authorized share capital of 40,000,000 common shares without par value, of which 19,421,415 common shares were issued and outstanding.
On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of a 1 common share for every 5 common shares outstanding. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares was February 10, 2005. Amounts shown for shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.
As of November 20, 2006, the Company had 5,526,317 transferable common share purchase warrants (the “Warrants”) outstanding. Following the consolidation described above, each five whole Warrants entitles the holder thereof, through February 20, 2009, to purchase one common share at a price of Cdn$9.00 per common share.
The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2006 with respect to each person known by Envoy to be the beneficial owner or, in the case of Envoy directors or Executive Officers, the beneficial owner of more than 2.5% of Envoy’s outstanding common shares. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. To the best of our knowledge, no significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years, with the exception of Messrs. Bronson and Scott, as listed below.

	Number of
Identity of	Common Shares	Percent of
Person or Group	Beneficially Owned	Outstanding Class
Steven N. Bronson [1]	1,977,100	10.2%
Richard L. Scott [1]	1,900,000	9.8%
Geoffrey B. Genovese [2]	498,890	2.6%

[1] Ownership figures are based on publicly available information.

[2] Includes common shares held by family members
See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.
As of November 30, 2006 there were 19,421,415 outstanding common shares of Envoy of which 18,730,324 were held of record by 8 Non-U.S. residents and 691,091 were held of record by 25 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.
B.	Related Party Transactions
As disclosed in Note 7 to the Financial Statements, the following are transactions that took place during fiscal 2006 that involved related parties:
During fiscal 2006, one of the Company directors charged the Company $230,785 (2005 — $57,500; 2004 - $266,100) for legal services.

During fiscal 2006, the Company invested $125,000 in Matiadeka Ventures Inc., a Capital Pool Company (“CPC”), which filed a preliminary prospectus on September 18, 2006 to complete an Initial Public Offering (“IPO”) in Ontario. This transaction is deemed to be a related party transaction by virtue of certain directors and officers of the Company being shareholders in the CPC. Upon completion of the IPO, the Company will own 9.30% and, as a group with the directors and officers, it will own 16.29% of the CPC.
In April 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an executive officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements and land transfer taxes, be funded equally by both parties. It was anticipated that, within 12 months from the acquisition, the properties would be severed and separate legal ownership will be established. The total costs of acquisition, surveying and consulting related to all the properties was estimated to be $3,000,000, with Envoy’s share expected to be $1,500,000. Expenses were initially funded by ECGP and then reimbursed by the related party within 10 days of demand. As of September 30, 2006, ECGP had net expenditures of $1,001,354, including a receivable from the related party of $56,221. Subsequent to the fiscal 2006 year end, the agreement was terminated and the Company purchased the executive officer’s interest in the properties for a cash payment of $945,133, net of the loan receivable of $56,221.
In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of PWD from two former employees pursuant to the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).
In June 2006, Envoy increased its ownership in PWD to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers in accordance with the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) plus future payment consideration calculated based on performance. Future consideration payments were due on June 30, 2008. The group of three shareholder managers continued to own collectively approximately 20% of PWD. Effective September 15, 2006 Envoy sold its wholly owned UK subsidiary ECGH, including PWD and Gilchrist. See note 19 to the Consolidated Financial Statements, Discontinued Operations and Note 6 to the Consolidated Financial Statements, Acquisition of Subsidiaries. Envoy subsequently sold PWD through its sale of ECGH.
At September 30, 2004, Envoy purchased from the executive officers of John Street the 30% of the shares of John Street which it did not already own. Effective June 30, 2005, Envoy completed the sale of the shares of John Street and related assets to the management of John Street for a gross sale price of $1,500,000. The purchase price for the shares was $1,200,000 and for the related assets was $300,000. The sale transaction produced a net gain of $1,801,507. As at June 30, 2005, John Street was also indebted to Envoy in the amount of $675,000. These loans are payable over a period of 5 years and, except for interest free periods totaling 12 months, carry interest at the rate of 8% per annum. The repayment of these loans requires quarterly payments totaling $100,501 to be made by June 30, 2006, followed by 48 monthly payments of $41,145 beginning July 31, 2006. These loans are secured against 100% of the common shares in the capital of John Street and security interest in the assets. At September 30, 2006, the amount of these loans receivable was $1,850,725 of which $492,923 was current and $1,357,802 was long term.

During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.
At January 1, 2004, the Company sold the operations of Communiqué to an executive of Communiqué (see Note 19 to the Consolidated Financial Statements).
Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.
Except as disclosed above, no director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or is an executive officer or director of any parent or subsidiary of Envoy has, or during the last fiscal year of Envoy had, any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Envoy.
Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of Envoy and its subsidiaries) are required to file individual insider reports of changes in their ownership in Envoy’s securities within 10 days following any trade in Envoy’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, Suite 1100, 865 Hornby Street Vancouver, British Columbia V6Z 21-14 (telephone 604/660-4800), at the offices of the Alberta Securities Commission, 410-300 5th Avenue, S.W., Calgary, Alberta T2P 3C4 (telephone 403/297-6454), at the offices of the Quebec Securities Commission, Stock Tower Exchange, 800 Victoria Square, Montreal, Quebec M42 1G3 (telephone 514/940-2150) and at the offices of the Ontario Securities Commission, 20 Queen Street West, l8’ Floor, Toronto, Ontario M5H 358 (telephone 416/597-0681)
Item 8: Financial Information
See Item 17 “Financial Statements”.
Item 9: The Offer and Listing
A.	Price History
Envoy’s common shares are listed for trading on the TSX under the symbol “ECG” and on Nasdaq under the symbol “ECGI”. The common shares began trading on Nasdaq on June 6, 2000 and on the TSX on September 3, 1997. From March 1984 until September 2, 1997 Envoy’s shares traded on the Vancouver Stock Exchange.
On February 10, 2005, Envoy’s common shares were consolidated (reverse stock split) on the basis of 1 new common share for every 5 common shares outstanding. The data presented for periods prior to that date are adjusted accordingly for comparability.
The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2002	14.50	1.00
Fiscal 2003	8.35	0.50
Fiscal 2004	10.75	2.45
Fiscal 2005	4.50	2.30
Fiscal 2006	2.70	1.50

Quarterly 2006
First Quarter	2.70	1.62
Second Quarter	1.95	1.65
Third Quarter	1.85	1.56
Fourth Quarter	2.61	1.50

Quarterly 2005
First Quarter	4.50	2.30
Second Quarter	3.75	2.50
Third Quarter	2.96	2.33
Fourth Quarter	3.19	2.36

	High	Low
For the month ending
November 30, 2006	2.93	2.60
October 31, 2006	2.75	2.35
September 30, 2006	2.61	1.63
August 31, 2006	1.72	1.50
July 31, 2006	1.79	1.51
June 30, 2006	1.81	1.56
The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2002	9.25	0.65
Fiscal 2003	6.10	0.30
Fiscal 2004	8.05	1.85
Fiscal 2005	3.75	1.80
Fiscal 2006	2.36	1.31

Quarterly 2006
First Quarter	2.09	1.42
Second Quarter	1.72	1.43
Third Quarter	1.65	1.43
Fourth Quarter	2.36	1.31

Quarterly 2005
First Quarter	3.75	1.80
Second Quarter	3.15	2.05
Third Quarter	2.38	1.84
Fourth Quarter	2.74	2.00

	High	Low
For the month ending
November 30, 2006	2.59	2.24
October 31, 2006	2.53	2.13
September 30, 2006	2.36	1.32
August 31, 2006	1.56	1.31
July 31, 2006	1.63	1.45
June 30, 2006	1.65	1.51
On November 30, 2006 the closing price of the common shares as reported on the TSX was $2.93 and on NASDAQ was U.S. $2.50.
See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 293,550 common shares.
B.	Plan of Distribution
Not applicable
C.	Markets

See above Item 9.A.4. “Price History” for disclosure on Markets.
D.	Selling Shareholders
Not applicable
E.	Dilution
Not applicable
F.	Expenses of the Issue
Not applicable
Item 10: Additional Information
A.	Share Capital
Not applicable.
B.	Memorandum and Articles of Association
Envoy’s Articles of Incorporation and By-Laws were previously filed as an Exhibit to its Annual Report on Form 20-F, dated May 15, 2000 for the fiscal year ended September 30, 1999. Subsequent amendments to Envoy’s Articles of Incorporation, dated January 9, 2004 and January 21, 2005, are included in this Annual Report as Exhibits 1.2 and 1.3, respectively.
C.	Material Contracts
None
D.	Exchange Controls and Other Limitations Affecting Security Holders
There is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Envoy, other than withholding tax requirement. See Item l0.E. “Taxation”.
There is no limitation imposed by the laws of Canada, the laws of Ontario or British Columbia or by the charter or other constituent documents of Envoy on the right of a non-resident to hold or vote common shares of Envoy, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”) . The following discussion summarizes the material provisions of the Investment Act which relate to the acquisition by a non-resident of common shares of Envoy. This summary is not a substitute for independent advice from an investor’s own advisor, and it does not take into account any future statutory or regulatory amendments.
The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation. partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the

Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than. $150,000,000 in terms of “constant 1992 dollars”, which for 2006 is $177,000,000. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquirer through the ownership of common shares.
Certain transactions relating to common shares of Envoy would be exempt from the Investment Act including:
(a) an acquisition of common shares of Envoy by a person in the ordinary course of that person’s business as a trader or dealer in securities;
(b) an acquisition of control of Envoy in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provision of the Investment Act;
(c) an acquisition of control of Envoy by reason of an amalgamation, merger, consolidation or corporate reorganization following; which the ultimate direct or indirect control in fact of Envoy through the ownership of common shares, remained unchanged;
(d) an acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and
(e) an acquisition of control of a Canadian business for the purpose of facilitating its financing and not for any purpose related to the provisions of the Investment Act on the condition that the acquirer divest itself of control within two years after it is acquired or within such longer period as is approved by the Minister.
E. Taxation
Certain Canadian Income Tax Considerations
The following discussion is intended to be a general summary of certain material Canadian federal income tax considerations applicable to holders of common shares described below and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person, and no opinion or representation with respect to income tax considerations is hereby given or made. It does not take into account any particular party’s circumstances and does not address consequences peculiar to any party subject to special provisions of Canadian income tax law. Each person should consult their own tax advisors with respect to the tax consequences of an investment in the common shares in their own particular circumstances.
The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), and the regulations thereunder and the Canada- United States Income Tax Convention (1980) as amended (the “Convention”), all proposed amendments to the ITA and the regulations thereunder and the Convention publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Revenue Agency whether by legislative, governmental or judicial action or decision, and does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.
The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm’s length with Envoy, are not affiliated with Envoy, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules; and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a “U.S. Holder”).
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
Certain United States Federal Income Tax Considerations
The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. Holders, defined below, of Envoy’s common shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as

amended (the “Code”)). This discussion is based on the Code, U.S. Treasury regulations there under (the “Treasury Regulations’), administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at anytime (possibly with retroactive effect). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and a disposition of common shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the common shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, persons actually or constructively owning 10% or more of the voting power of Envoy’s stock, persons that hold common shares through a partnership or other pass through entity, or persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing common shares.
U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
Except as otherwise described, this discussion applies to investors that are (i) citizens or individual residents of the United States; (ii) corporations (or other entities taxable as corporations), that are created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) estates, the income of which is subject to federal income taxation, regardless of its source; or (iv) trusts (a), if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust /or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the code on the previous day and has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person (a “U.S. Holder”).
The United States federal income tax treatment of a holder of common shares that is a partnership (or other entity taxable as a partnership for United States federal tax purposes) generally will depend on the status of the partner and the activities of the partnership. Partners in partnerships holding common shares should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of common shares.
Passive Foreign Investment Company Rules
Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” (the “income test”), or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income, (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Envoy believes that it was a

PFIC for the taxable year ended September 30, 2006, and depending on its income, assets and activities, it may be a PFIC in the current taxable year and in subsequent taxable years.
If Envoy is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, Envoy will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether Envoy continues to meet the income test or asset test described above. However, under Treasury Regulations, such U.S. Holder will not be treated as holding stock in a PFIC, if in a subsequent taxable year in which Envoy is not a PFIC, such holder elects to recognize any unrealized gain in such common shares as of the last day of the last taxable year during which Envoy qualified as a PFIC (a “deemed sale” election). Any gain so recognized will be subject to the adverse ordinary income and any special interest charge consequences described below. Any loss realized on the deemed sale is not recognized.
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
QEF Election
A U.S. Holder that owns common shares may elect to have Envoy treated as a QEF, provided that Envoy provides such person with certain information. A QEF election must be made by a U.S. Holder before the due date (with regard to extensions) for such person’s U.S. federal income tax return for the taxable year for which the election is made and once made, is effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the Internal Revenue Service (the “IRS”). A U.S. Holder that has a QEF election in effect with respect to all years that such holder holds Envoy’s stock and Envoy is a PFIC is referred to herein as an “Electing U.S. Holder.” Envoy intends to make available to U.S. Holders, in accordance with applicable procedures, the annual information statement currently required by the IRS, which will include information as to the allocation of Envoy’s ordinary earnings and net capital gain among the common shares and as to distributions on such common shares. Such statement may be used by Electing U.S. Holders for purposes of complying with the reporting requirements applicable to the QEF election.
An Electing U.S. Holder’s gain or loss on the sale or other disposition of such common shares generally will be a capital gain or loss. Such capital gain or loss generally will be long-term if such Electing U.S.

Holder had held the common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010 (and, possibly, a higher rate thereafter).
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
In any year that Envoy is treated as a PFIC, an Electing U.S. Holder will be required to include currently in gross income such U.S. Holder’s pro rata share of Envoy’s annual ordinary earnings and annual net capital gains. Such inclusion will be required whether or not such U.S. Holder owns common shares for an entire year or at the end of Envoy’s taxable year. The amount so includable will be determined without regard to the amount of cash distributions, if any, received from Envoy. Electing U.S. Holders will be required to pay U.S. federal income tax currently on such imputed income, unless, as described below, an election is made to defer such payment. The amount currently included in income will be treated as ordinary income to the extent of the Electing U.S. Holder’s allocable share of Envoy’s ordinary earnings and generally will be treated as long-term capital gain to the extent of such U.S. Holder’s allocable share of Envoy’s net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate for taxable years beginning on or before December 31, 2010 (and, possibly, a higher rate thereafter) in the case of non-corporate U.S. Holders, unless Envoy elects to treat the entire amount of its net capital gain as ordinary income. No portion of such ordinary earnings will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”
If an Electing U.S. Holder demonstrates to the satisfaction of the IRS that amounts actually distributed to him have been previously included in income as described above by such U.S. Holder or a previous U.S. Holder, such distributions generally will not be taxable. An Electing U.S. Holder’s adjusted tax basis in his common shares will be increased by any amounts currently included in income under the QEF rules and will be decreased by any subsequent distributions from Envoy that are treated as non-taxable distributions of previously-included income (as described in the preceding sentence). For purposes of determining the amounts includable in income by Electing U.S. Holders, the tax bases of Envoy’s assets, and Envoy’s ordinary earnings and net capital gains, will be computed on the basis of United States federal income tax principles. Accordingly, it is anticipated that such tax bases and such ordinary earnings and net capital gains may differ from the figures set forth in Envoy’s financial statements.
An Electing U.S. Holder who sells his common shares prior to the end of Envoy’s taxable year will be required to include in income, as of the last day of Envoy’s taxable year, a portion of Envoy’s ordinary earnings and net capital gains attributable on a pro rata basis to the period during which such common shares were held during such taxable year. However, the amount of such U.S. Holder’s taxable gain on the sale should be reduced, or the amount of his taxable loss increased, by the amount of such income inclusion. If an Electing U.S. Holder sells his common shares in a taxable year of such U.S. Holder ending during Envoy’s then current taxable year, such U.S. Holder may nevertheless have to include his proportionate share of Envoy’s ordinary earnings and net capital gains in gross income for his taxable year which includes the last day of Envoy’s above referred taxable year. While the matter is unclear, such U.S. Holder should be able to claim a loss in his subsequent taxable year equal to the amount by which such holder’s adjusted tax basis in the common shares would have increased to reflect the imputed income under the QEF rules.
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
As a result of a mark-to-market election, a U.S. Holder will generally be required to report gain annually in an amount equal to the excess of the fair market value of the common shares at the end of the taxable year over the adjusted tax basis of the common shares at that time and will generally be required to report loss annually in an amount equal to the excess of the adjusted tax basis of the common shares at the end of the taxable year over the fair market value of the common shares at that time, but only to the extent of any prior net market-to market gains. Any gain under this computation and any gain on an actual sale or other disposition of the common shares will be treated as ordinary income. Any loss under this computation will be treated as ordinary loss. Any loss on an actual sale or other disposition will be treated as an ordinary loss to the extent of the prior net mark-to-market gain and thereafter will be considered capital loss. Thus, a U.S. Holder that makes a mark-to- market election will be taxed on appreciation with respect to the U.S. Holder’s common shares even though such U.S. Holder has no corresponding receipt of cash. In addition, unlike the case of a QEF election, a U.S. Holder that has made a mark-to-market election generally cannot obtain any favorably-taxed long-term capital gains with respect to the common shares. The U.S. Holder’s adjusted tax basis in the common shares is adjusted for any gain or loss taken into account under the mark-to-market election. Under Treasury Regulations, if a U.S. Holder has made a QEF election and subsequently makes a mark-to-market election with respect to the same stock, the mark-to-market election will automatically terminate the QEF election, and such U.S. Holder may not make another QEF election with respect to the stock before the sixth taxable year thereafter. Unless either (i) the mark-to-market election is made as of the first taxable year in which Envoy is a PFIC during the U.S. Holder’s holding period for the common shares, or (ii) a QEF election has been in effect with respect to such U.S. holder’s common stock for all years in which Envoy was a PFIC during such U.S. holder’s holding period, any mark-to-market gain for the election year generally will be subject to the excess distribution rules applicable to dispositions described above.
U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding and disposing of stock of a PFIC.
Ownership and Disposition of Common Shares if Envoy is Not a PFIC
U.S. Holders who do not hold common shares during any taxable year in which Envoy is classified as a PFIC will not be subject to the rules described above, under the heading “Passive Foreign Investment Company Rules.” Instead, such U.S. Holders will be required to include the gross amount of any distribution on common shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid out of Envoy’s current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that Envoy is not treated as a PFIC, described above, during any year in which a U.S. Holder holds Envoy’s common shares in the case of a non-corporate U.S. Holder, including individuals, such dividends generally will be eligible for a maximum rate of tax of 15% for dividends received in a taxable year beginning before January 1, 2011, provided certain conditions are satisfied. To the extent that distributions paid by Envoy exceed Envoy’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.
U.S. Holders will generally be entitled to a foreign tax credit, or deduction, for United States federal income tax purposes, in an amount equal to the Canadian tax withheld from a distribution on common shares. For taxable years beginning on or before December 31, 2006, dividends paid by Envoy generally will constitute foreign source “passive income” or “financial services income” for foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or “general category income”, for United States foreign tax credit purposes. The Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes they may claim as a credit. Dividends paid by Envoy on the common shares will not generally be eligible for the “dividends received” deductions.
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
Backup Withholding and Information Reporting
United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of the common shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or disposition of, common shares by a payor within the United States to a U.S. Holder (if such person is other than an exempt recipient, including a corporation, not a United States person that provides an appropriate certification or certain other persons).
A payor within the United States will be required to withhold tax (currently imposed at a rate of 28%) on any payments made to a common shareholder (if that common shareholder is not an exempt recipient) consisting of dividends on, or proceeds from the sale or disposition of, the common shares, if the selling common shareholder fails to timely furnish a correct taxpayer identification number on IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a United States person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Investors will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax rules against their United States federal income tax liability, provided that they furnish the required information to the IRS.
F. Dividend and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify our description. You must review the exhibits themselves for a complete description of the contract or document.
The Company is subject to the informational reporting requirement of the Exchange Act and files reports and other information with the SEC. You may examine all reports and other information filed by Envoy with the SEC, including the documents that are exhibits to this Annual Report, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at l.800.SEC.0330. Envoy’s reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.
I. Subsidiary Information

Not applicable.
Item 11: Quantitative and Qualitative Disclosures about Market Risk
Except as described below, Envoy does not have a material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).
Market Risk: Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.
Foreign Currency Risk: The Company is subject to currency risk through its activities in the United States. Unfavourable changes in exchange rates may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2006 there were no foreign currency contracts outstanding.
Item 12: Description of Securities Other Than Equity Securities
Not applicable
PART II
Item 13: Defaults, Dividends Arrearages and Delinquencies
A.	There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default relating to the indebtedness of the Company its significant subsidiary.

B.	There is no preferred stock of Envoy its significant subsidiary and accordingly there has been no material arrearage in the payment of dividends or any other material delinquency not cured within 30 days, with respect to any class of preferred stock of Envoy or of its significant subsidiary.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
A.	There have been no material modifications in the constituent instruments defining any class of registered securities of Envoy.

B.	There has been no material limitation or qualification of the rights evidenced by any class of registered securities of Envoy by the issuance or modification of any other class of securities of Envoy.

C.	There has been no material withdrawal or substitution of assets securing any class of registered securities of Envoy.

D.	Not applicable.

E.	Not applicable.
Item 15: Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a — 15(e) and 15d- 15(e)) as of September 30, 2006, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.
There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2006 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16A: Audit Committee Financial Expert
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
Item 16B: Code of Business Conduct
The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour. A copy of the Code is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 11.1 to this Form 20-F.
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
No material change report has been filed since October 1, 2005 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is available in the Governance section of the Company’s website at www.Envoy.to, and is incorporated by reference herein as Exhibit 11.2 to this Form 20-F.
Directors and officers of the Company are required under the Business Corporations Act (Ontario) to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.
Item 16C: Principal Accountant Fees and Services
(a)	AUDIT FEES were $350,000 in 2006 and $355,000 in 2005. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT-RELATED FEES were $nil in 2006, and $64,000 in 2005. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $64,000 in 2006, and $108,000 in 2005. These fees include tax compliance services and tax advice.

(d)	All OTHER FEES were $nil in 2006, and $nil in 2005.

(e)	In accordance with the Company’s Audit Committee Charter, the Audit Committee ensures the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Company and pre-approves all audit fees and non-audit services to be provided to the Company or any subsidiary by the independent auditor. All services provided to the Company after the adoption of the Audit Committee Charter were pre-approved by the Audit Committee.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Not Applicable
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Pursuant to the terms of a normal course issuer bid which began on August 26, 2005 and ended on August 25, 2006, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. During fiscal 2006, under this normal course issuer bid, the Company repurchased and cancelled 1,602,102 common shares for cash consideration of $2,829,831.

				(d) Maximum Number
			(c) Total Number	(or Approximate
		(b) Average	of Shares (or Units)	Dollar Value) of Shares
	(a) Total Number	Price Paid	Purchased as Part	(or Units) that May Yet
	of Shares (or	per Share	of Publicly Announced	Be Purchased Under the
Period	Units) Purchased	(or Units)	Plans or Programs	Plans or Programs
August 26, to August 31, 2005	6,700	$2.67	6,700	2,007,002
September 1, to September 30, 2005	400,380	$2.71	400,380	1,606,622
October 1, to October 31, 2005	nil	n/a	nil	n/a
November 1, to November 30, 2005	nil	n/a	nil	n/a
December 1, to December 31, 2005	nil	n/a	nil	n/a
January 1, to January 31, 2006	10,000	$1.73	10,000	1,596,622
February 1, to February 28, 2006	nil	n/a	nil	n/a
March 1, to March 31, 2006	50,000	1.79	50,000	1,546,622
April 1, to April 30, 2006	440,800	1.76	440,800	1,105,822
May 1, to May 31, 2006	282,000	1.74	282,000	823,822
June 1, to June 30, 2006	537,597	1.76	537,597	286,225
July 1, to July 31, 2006	280,005	1.80	280,005	6,220
August 1, to August 31, 2006	5,700	1.78	5,700	520
September 1, to September 30, 2006	nil	n/a	nil	n/a
October 1, to October 31, 2006	nil	n/a	nil	n/a
November 1, to November 30, 2006	nil	n/a	nil	n/a
Total	2,013,182		2,013,182
On September 15, 2006, the Company announced its intention to repurchase up to 8 million of its common shares pursuant to a substantial issuer bid in the form of a modified “Dutch Auction” tender offer at a cash price of not more than $2.50 and not less than $2.25 per common share. Subsequent to the announcement, the offer was modified to repurchase up to 7.0 million shares at a cash price of not more than U.S. $2.70 and not les than U.S. $2.55 per common share. The substantial issuer bid circular and other documents related to the tender offer were mailed to shareholders on November 20, 2006. On December 14, 2006, the Company announced that it had increased the number of common shares offered to repurchase to 8.5 million common shares, and had extended the expiry of the tender offer from December 27, 2006 to 5:00 pm (Toronto time) on December 29, 2006, unless further extended by the Company. Notice of variation and extension of offer to purchase for cash was mailed to shareholders on December 14, 2006.

PART III
Item 17: Financial Statements

(a)	Envoy Communications Group Inc.

	(i)	Auditors’ Report on the financial statements for the year ended September 30, 2006	F-1

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Auditors’ Report on the financial statements for the year ended September 30, 2005 and 2004

	(ii)	Consolidated Balance Sheets as at September 30, 2006 and 2005	F-2

	(iii)	Consolidated Statements of Operations for the years ended September 30, 2006, 2005 and 2004	F-3

	(iv)	Consolidated Statements of Retained Earnings (Deficit) for the years ended September 30, 2006, 2005 and 2004	F-4

	(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2006, 2005 and 2004	F-5

	(vi)	Notes to Consolidated Financial Statements	F-6
Item 18: Financial Statements
Envoy has elected to provide financial statements pursuant to Item 17.

Item 19: Exhibits
EXHIBIT INDEX

Exhibit No.	Description
1.1 *	Articles of Incorporation and By-Law No. 1 (as amended on May 2, 2000) of Envoy Communications Group Inc.
1.2	Articles of Incorporation and By-Law No. 1 (as amended on January 9, 2004) of Envoy Communications Group Inc.
1.3	Articles of Incorporation and By-Law No. 1 (as amended on January 21, 2005) of Envoy Communications Group Inc.
8.1	List of Significant Subsidiaries (contained in Item 4C hereof)
11.1**	Code of Business Conduct
11.2**	Complaint Procedures for Accounting and Auditing Matters
11.3**	Board Mandate
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1**	Audit Committee Charter
15.2**	Compensation Committee Charter
15.3**	Nominating and Corporate Governance Committee Charter
17	Financial Statements

*	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on May 15, 2000 (Commission File No. 000-30082)

**	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2005 (Commission File No. 000-30082).

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ENVOY COMMUNICATIONS GROUP INC.
Date: December 29, 2006	/s/ GEOFFREY B. GENOVESE
	Name:	Geoffrey B. Genovese
	Title:	Chairman, President and Chief Executive Officer