Form 20-F
period 2007-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2007-12-31
CIK 1031516

As filed with the Securities and Exchange Commission on December 21, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2007
OR

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                                           to
OR

☐	Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report
Commission file number 0-30082
ENVOY CAPITAL GROUP INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
Ontario, Canada

(Jurisdiction of incorporation or organization)
172 John Street, Toronto, Ontario, Canada M5T 1XS

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES

(Title of Class)
The Nasdaq Capital Market

(Name of each exchange on which registered)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2007, there were 9,637,233 common shares outstanding.
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
References in this annual report to “the Company” and ‘Envoy’ mean Envoy Capital Group Inc. and its subsidiaries, unless otherwise specified.
The Company presents its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$” are to Canadian dollars, references to “U.S.” are to United States dollars and references to “£” are to British pounds. See “Selected Financial Data” in Item 3 of this Form 20-F.
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

Fiscal Years Ended
September 30	2007	2006(2)	2005(3)	2004(4)	2003(5)
(all amounts in thousands except
per share data)

Statement of Operations Data:

Net Revenue	$17,551	$9,672	$19,567	$15,838	$20,103

(Loss) Earnings From Continuing Operations	2,641	(5,392)	3,074	(4,781)	(148)

Earnings (Loss)From Discontinued Operations	375	7,528	2,868	1,674	2,686

Earnings (Loss) From Continuing Operations Basic Earnings Per Share	0.20	(0.27)	0.14	(0.28)	(0.03)

Earnings (Loss) From Continuing Operations Diluted Earnings Per Share	0.20	(0.27)	0.14	(0.28)	(0.02)

Net (Loss) Earnings	3,017	2,136	5,942	(3,106)	2,538

Net Earnings (Loss) Per Share Basic	0.23	0.10	0.27	(0.18)	0.58

Net Earnings (Loss) Earnings Per Share Diluted	0.23	0.10	0.27	(0.18)	0.43

[1]	The Consolidated Financial Statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP is set forth in Note 20 to the Notes to the Consolidated Financial Statements. The fol1owing would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net Revenue 2007 ($5,148), 2006 $nil, 2005 $nil, 2004 $nil and 2003 ($3,387); Earnings (loss) from continuing operations 2007 ($1,240), 2006 $nil, 2005 $344, 2004 ($464) and 2003 ($4,025); Earnings (loss) from continuing operations earnings per share basic 2007 ($0.09), 2006 $nil, 2005 $0.01, 2004 ($0.03) and 2003 ($0.93); Earnings (loss) from continuing operations earnings per share diluted 2007 ($0.09), 2006 $nil, 2005 $0.01, 2004 ($0.03) and 2003 ($0.33); Net earnings (loss) 2007 ($1,240), 2006 ($2,700), 2005 $344, 2004 $(464) and 2003 $67; and Net earnings (loss) per share basic 2007 ($0.09), 2006 ($0.13), 2005 $0.01, 2004 $(0.03) and 2003 $0.02; Net earnings (loss) per share diluted 2007 ($0.09), 2006 ($0.13), 2005 $0.01, 2004 $(0.03) and 2003 $0.01.

Effective May 1, 2003, Envoy adopted the provisions of the Canadian Institute of Chartered Accountants Handbook (the “CICA Handbook”) Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Company’s ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current -and prior periods. For businesses that were disposed of prior to the adoption of these new standards, Envoy includes the results of their operations in the comparative financial results.
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

As at September 30	2007	2006(2)	2005(3)	2004(4)	2003(5)
(all amounts in thousands)

Balance Sheet Data:
Current Assets	$38,832	$68,701	$44,759	$59,432	$18,844
Total Assets(8)	50,792	81,274	84,057	88,880	37,967
Total Debt(7)	157	252	361	659	11,425
Shareholders’ Equity(8)	45,157	75,047	73,555	76,891	12,359
Retained (Deficit) Earnings(9)	3,094	(40,266)	(42,403)	(48,344)	(45,237)

[2]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2006 of Watt Gilchrist Limited (“Gilchrist”) and Parker Williams Design Limited (“PWD”) is £1.00 to $2.0571 and with respect to the Balance Sheet Data of Gilchrist and PWD is £1.00 to $2.1044. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[3]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2005 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.2641 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.0648. The exchange rate utilized with respect to the Statements of Operations Data for the fiscal year ended September 30, 2005 of Parker Williams Design Limited (“PWD”) is £1.00 to $2.2428. The exchange rate utilized with respect to the Balance Sheet Data of PWD is £1.00 to $2.0648.

Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[4]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2004 of Gilchrist is £1.00 to $2.3759 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2878. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[5]	The exchange rate utilized with respect to the Statement of Operations Data for the year ended September 30, 2003 of Gilchrist is £1.00 to $2.3425 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2448. The exchange rate utilized with respect to the Statement of Operations Data of US activities is $1.00 U.S. to $l.4635 and with respect to the Balance Sheet Data of US activities is $1.00 U.S. to $l.3499. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data. During fiscal 2003, Envoy disposed of a number of subsidiaries including Sage Information Consultants Inc.“Sage”, Devlin Multimedia Inc. (“Devlin”) and Hampel Stefanides Inc. (“Hampel”) as described in Notes 16 and 17 to the Consolidated Financial Statements.

[6]	As reflected in Note 20 to the Consolidated Financial Statements, the net earnings (loss) from continuing operations for the fiscal years ended September 30, 2007, 2006, 2005, 2004 and 2003 were $1,401, ($5,392), $3,418, ($5,245) and ($4,276), respectively under U.S. GAAP. The net earnings (loss) for the fiscal years ended September 30, 2007, 2006, 2005, 2004 and 2003 were $1,777, ($564), $6,286, ($3,571) and ($2,606), respectively under U.S. GAAP. The diluted net earnings (loss) per share for the years ended September 30, 2007, 2006, 2005, 2004, and 2003 were $0.14, ($0.03), $0.28, ($0.21) and ($0.43), respectively under U.S. GAAP.
As described above, on January 21, 2005, Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

[7]	Total debt includes both the current and long term portion of debt.

[8]	As reflected in Note 20 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2007, 2006, 2005, 2004 and 2003 was $41,140, $72,589, $73,550, $77,066 and $11,765, respectively under U.S. GAAP. Total assets as of September 30, 2007 under U.S. GAAP would exclude the unrealized gain on private equities of $1,147. In addition, total assets as of September 30, 2007, 2006, 2005, 2004, and 2003, under U.S. GAAP would include the unrealized gain (loss) on securities for sale of $nil, $242, ($6), $174 and $nil, respectively, exclude capitalized incorporation costs of $66, $nil, $nil, $nil and $nil, respectively, and it would exclude cash held in escrow relating to the sale of the UK operations of $2,803, $2,700, $nil, $nil and $nil, respectively.

[9]	Retained earnings as of September 30, 2007, 2006, 2005, 2004, and 2003, excludes the cumulative foreign currency translation adjustment of ($77), ($51), ($2,153), 74 and ($236) respectively. See Note 2(g) in the Notes to Consolidated Financial Statements of Envoy.
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
Exchange Rates:
On December 19, 2007, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. to $1.0056. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
Fiscal Year Ended September 30,

	2007	2006	2005	2004	2003
Average *	$1.0885	$1.1151	$1.2171	$1.2034	$1.4553

*	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.
For the Month Ended

	November	October	September	August	July	June
	2007	2007	2007	2007	2007	2007
High	$1.0007	$1.0002	$1.0546	$1.0754	$1.0689	$1.0727
Low	$0.9168	$0.9496	$0.9959	$1.0497	$1.0372	$1.0579
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
The Company’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2007 for each of the Company’s clients that accounted for 10% or more of its net revenue:
Fiscal Year Ended September 30, 2007
Client

Meijer, Inc.	17%
The Great Atlantic and Pacific Company	15%
Dubai Festival City Retail Development LLC	15%
McDonald’s Restaurants of Canada Limited	11%
The Company expects its reliance on a limited number of clients will continue in the future.
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
The Company is subject to credit risk:
The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had one customer who represented 19% of accounts receivable as at September 30, 2007, and one customer who represented 21% of accounts receivable as at September 30, 2006. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.
Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.
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
Envoy conducts its branding services through its wholly-owned subsidiary, Watt International Inc. (“Watt International”), which is one of the world’s leading brand strategy and design consultancies. Envoy provides consulting, branding, packaging and retail design services to clients in Canada, the United States, Mexico, United Arab Emirates, China and South America, as well as project work for clients in other countries around the globe. With two offices located in North America, Watt International’s clients include: Meijer, Inc., The Great Atlantic and Pacific Company, Dubai Festival City Retail Development LLC, McDonald’s Restaurants of Canada Limited, and Wal-Mart Stores Inc.
In 2007, the top three customers accounted for 17%, 15% and 15% of net revenue. In 2006, the top three customers accounted for 17%, 15% and 11% of net revenue. In 2007, one other customer accounted for 11% of net revenue. In 2006, no other customers accounted for more than 10% of net revenue.
Watt International subsists under the laws of the Province of Ontario.
In fiscal 2006, Envoy announced that its board of directors had approved the establishment of Envoy Capital Group, a merchant banking division focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
The merchant banking division investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.

A certain portion of the portfolio is also invested in common shares of private companies. The merchant bank business earnings consist of both realized and unrealized gains in the market value of its investments, plus dividends and interest income.
The principal place of business of Envoy is 172 John Street, Toronto, Canada M5T 1X5. Envoy may be reached by telephone at (416) 593-1212 or facsimile at (416) 593 4434. Envoy’s website is www.envoy.to. Information contained on Envoy’s website does not constitute a part of this Form 20-F.
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
On February 28, 2005, Envoy, through its subsidiary ECG Holdings (UK) Limited (“ECGH”), acquired 65% of the outstanding shares of Parker Williams Design Limited (“PWD”), a London, United Kingdom based packaging design and brand specialist company. The purchase price of £l,818,000, equivalent to $4,324,113, was paid in cash on completion. The remaining 35% of the PWD shares (“Management Shares”) were held by senior management of PWD (“Management Shareholders”), subject to certain options described below.
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
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
B. Business Overview
Services in the Envoy Group:
Consumer and retail branding — Watt International, a wholly owned subsidiary of Envoy that management believes to be one of the world’s leading brand strategy and design consultancies, provides the following services: strategic brand consulting, corporate identity and communications, retail branding and store design, and package design.
In Fiscal 2006, Envoy announced that its board of directors had approved the establishment of Envoy Capital Group, a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
The Merchant Bank division investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies. A certain portion of the portfolio is also invested in common shares of private companies. The Merchant Bank business earnings consist of both realized and unrealized gains in the market value of its investments, plus dividends and interest income.
Our Strategic Direction:
At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital

Group Inc. and removing the maximum number of common shares that the corporation is authorized to issue. In addition, the shareholders also voted to reduce the stated capital of the corporation’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the corporation as at September 30, 2006.
On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million). Costs relating to the offering totaled approximately $1.5 million. On January 30, 2007, the Company took up and paid for 9,002,383 shares. Payment for the shares was made from available cash on hand.
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
Watt International has continued to service clients in various segments of the market. During fiscal 2007, Watt International continued to focus its efforts to transform the business model to strategically driven operations and align itself with the market conditions to retain and service existing clients and to grow by providing innovative solutions in domestic and international markets.
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
Merchant Banking
Canada has 72 banks, with $2.5 trillion in assets. In 2005, banks provided over $81 billion in authorized credit to more than 1.2 million Canadian small and medium-sized enterprises.
Domestic and foreign banks provide approximately 53 per cent of small business financing, with other sources including credit unions and caisses populaires, finance companies, insurance companies and venture capital/investment funds.
The financial services sector is experiencing a period of instability as forces of change with respect to globalization, regulatory changes, consolidations, and advances in technology change the entire context of financial services throughout the world.
Competition in the financial services sector is increasing both domestically and in the international marketplace. Within Canada, recent changes to federal law and regulation have opened up new opportunities for foreign banks to operate and encouraged the start up of new banks, offering more choice to consumers. New banks are arriving on the scene virtually every year. Some have established traditional branches, while others have focused on electronic channels, or specific products or market segments. Recent entrants have included both global competitors and domestic newcomers.
Envoy Capital Group is a merchant banking division of Envoy that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. Envoy Capital Group’s objective is to provide loans and equity investments of between $500,000 and $3,000,000 to publicly listed and private companies, operating in a variety of industries including media and marketing services, resources and real estate.
Government Regulations:
The banking and financial industry is one of the most regulated industries in the world. The Company is required to adhere to extensive rules and regulations governing both financial services and securities exchanges. Recent changes to federal law and regulation have opened up new opportunities for foreign banks to operate in Canada, encouraged the start up of new banks with new ownership rules, and given certain non-bank financial institutions direct access to the payments system. Many of the old barriers prohibiting financial institutions from competing in each other’s business have disappeared over the past 15 years.
C. Organizational Structure
Envoy has operations in the United States and Canada. Envoy owns 100% of Watt International, its sole operating subsidiary.
D. Property, Plants and Equipment
Envoy currently operates offices in Toronto, Canada. The terms of our principal leases are as follows:
Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $198,691 with rent increases each year of the lease term. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2007 was $157,477.
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
Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 20 of the Notes to Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.
Overview
Net Revenue
The Company presents as net revenue fee income earned as compensation for its services, net of pass through costs. Further, the balance sheet reflects the following:
(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;
(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and
(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

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
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses due to the change in fair value of held-for-trading investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
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

Tax Matters
With respect to Envoy’s 2007 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $18.2 million in loss carry forwards. Details on income taxes are set forth in Note 13 of the Notes to Consolidated Financial Statements.
A. Operating Results
Net revenue from the continuing operations for the twelve months ended September 30, 2007 was $17.6 million, compared to $9.7 million for the twelve months ended September 30, 2006, a increase of $7.9 million. The increase was primarily due to several new client wins in the Consumer and Retail Branding division, along with solid returns on the newly launched Merchant bank operations.
Salaries expense for the twelve months ended September 30, 2007, was $11.3 million, compared to $10.7 million in the twelve months ended September 30, 2006, a increase of $0.6 million. The labour to net revenue ratio for the twelve months ended September 30, 2007 was 64.2%, compared to 110.3% in the twelve months ended September 30, 2006. The improvement in the salary ratio was due to a strengthening of the revenue base at the Consumer and Retail Branding division.
Occupancy costs decreased to $0.5 million for the twelve months ended September 30, 2007, from $1.0 million for the twelve months ended September 30, 2006 a decrease of $0.5 million. The occupancy cost to net revenue ratio was 2.8% for the twelve months ended September 30, 2007 compared to 10.3% for the twelve months ended September 30, 2006, due mainly to a consolidation of office space at the Consumer and Retail Branding division.
The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 20 to the Consolidated Financial Statements.

SELECTED ANNUAL INFORMATION

	Fiscal 2007	Fiscal 2006	Fiscal 2005

Net revenue	$17.6 million	$9.7 million	$19.6 million

Net earnings (loss):
From continuing operations	2.6 million	(5.4) million	3.0 million
From discontinued operations	0.4 million	7.5 million	2.9 million
Total	3.0 million	2.1 million	$5.9 million

Net earnings (loss) per share
Total
Basic	$0.23	$0.10	$0.27
Diluted	$0.23	$0.10	$0.27

From continuing operations
Basic	$0.20	$(0.27)	$0.14
Diluted	$0.20	$(0.27)	$0.14

From discontinued operations
Basic	$0.03	$0.37	$0.13
Diluted	$0.03	$0.37	$0.13

As at:	Sep 30, 2007	Sep 30, 2006	Sep 30, 2005

Total assets	$50.8 million	$81.3 million	$84.0 million

Total long-term financial liabilities	$0.1 million	$0.2 million	$0.3 million

Cash dividends declared	$ nil	$ nil	$ nil

FISCAL YEAR ENDED SEPTEMBER 30, 2007, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2006
On a consolidated basis, the net earnings for the year ended September 30, 2007 were $3.0 million compared to $2.1 million for the year ended September 30, 2006. On a fully diluted per share basis the net income for fiscal year 2007 was $.23 per share compared to $.10 in fiscal 2006.
The comparative results for fiscal 2006 include the operating results for the UK and European operations for the period prior to disposition, as well as the gain on disposal. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $7.5 million. From continuing operations, fiscal 2007 earnings per share on a fully diluted basis was $.20 per share compared to a loss of ($.27) in fiscal 2006. The earnings per share from discontinued operations in fiscal 2007 was $.03 per fully diluted share compared to $.37 per share in fiscal 2006,
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30
	(in millions)
	2007	% of total	2006	% of total
By customer location:
USA and South America	$6.4	52%	$3.5	36%
Canada	4.1	33%	5.0	52%
Middle East and Asia	1.9	15%	1.2	12%

	$12.4	100%	$9.7	100%

Net revenue for the year ended September 30, 2007 was $12.4 million, compared to $9.7 million for the year ended September 30, 2006, an increase of $2.7 million. The main reason for the increase was significant new client wins in both the U.S. and internationally. The Company expects that net revenue from the Middle East and Asia will be a significant contributor to its future growth. In reviewing our client spending plans for fiscal 2008, we expect net revenue to show continued improvement.
Net revenue from U.S. and South American based customers increased $2.9 million from $3.5 million last year to $6.4 million for the current year, whereas net revenue from Canadian customers decreased by approximately $0.9 million in fiscal 2007 as compared to the same period last year. Net revenue from the Middle East and Asian region increased

$0.7 million in fiscal 2007 as compared to fiscal 2006, primarily as a result of the net revenue from a client in Dubai.
Operating expenses, excluding depreciation, for the twelve months ended September 30, 2007 were $10.2 million compared with $10.9 million for the twelve months ended September 30, 2006, a decrease of $0.7 million. Expressed as a percentage of revenue operating expenses were 82.6% this year compared to 112.4% last year.
Salaries and benefits expenses for the current fiscal year were $8.0 million compared to $8.2 million last year, a decrease of $0.2 million or 2.4%. Salaries and benefits expense as a percent of net revenue was 64.8% for the fiscal year 2007 compared to 84.4% for the same period last year. Salaries and benefits are more closely aligned with revenue this year as a result of the restructuring implemented last year and continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $1.4 million for the twelve months ended September 30, 2007, compared to $1.6 million for twelve months ended September 30, 2006, a decrease of $0.2 million. General and administrative expenses as a percent of net revenue were 11.5% for the current year compared to 16.5% last year. The Company continues to actively look at ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the twelve months ended September 30, 2007 were $0.8 million compared to $1.2 million twelve months ended September 30, 2006, a decrease of $0.4 million. Occupancy costs as a percent of net revenue were 6.2% this year compared to 12.2% last year. Watt continues to benefit from consolidating its operations from two locations to one location late last year.
Depreciation expense for the year ended September 30, 2007 and year ended September 30, 2006 was $0.4 million.
Interest expense was minimal for the twelve months ended September 30, 2007 and the comparative period last year.
Pre-tax earnings from the branding segment was $1.8 million in fiscal 2007 compared to a loss of ($2.3) million in fiscal 2006.
Merchant Banking Segment
Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s merchant banking activities are being reported as a new operating segment in fiscal 2007. Accordingly, there are no comparable amounts for fiscal 2006.

In aggregate, the merchant banking segment generated a net investment gain of approximately $5.1 million for the twelve months ended September 30, 2007. Going forward investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.
For the twelve months ended September 30, 2007 the Company realized a gain on the disposal of investments of $1.4 million. All of the gain was attributable to the sale of marketable securities. The company also had net unrealized gains on its investments of approximately $2.7 million at September 30, 2007. Interest and dividend income for the merchant banking segment for the fiscal year 2007 was approximately $1.1 million. Interest earned for the period was largely attributable to cash held in short term GIC’s or discount securities.
For the twelve months ended September 30, 2007, the Company generated a return of approximately 15.7% on its invested capital. Investment returns were significantly impacted by currency fluctuations. As the Company maintains a diverse portfolio, its U.S. and international equities, returns were negatively impacted by the weakening of the U.S. dollar late in the year.
Operating expenses for the merchant banking business were comprised largely of salaries and benefits. Total operating expenses for the twelve months ended September 30, 2007 were approximately $1.9 million.
Fiscal 2007 pre tax earnings from the merchant banking segment totaled approximately $3.3 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the twelve months ended September 30, 2007 these expenses, excluding depreciation, totaled approximately $2.4 million.
The corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. As the substantial issuer bid was settled in the second quarter, it is not expected that additional interest income will be earned within the corporate segment.

Income Taxes
Income tax recovery for fiscal 2007 was less than $0.1 million. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal year 2007 was $0.4 million and for the fiscal year 2006 was approximately $7.5 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected
Discontinued operations as detailed in note 19 to the Financial Statements as follows:

Fiscal year:	2007	2006	2005

Net revenue	$—	$21,432,172	$26,741,062

Operating expenses	—	17,460,973	23,252,416
Interest income	—	(60,327)	(11,623)
Depreciation	—	1,294,822	1,770,052
Income tax expense	—	582,122	512,023

Earnings from discontinued operations (excluding gain on sale)	—	2,154,582	1,218,194

Minority interest	—	347,599	149,808

Gain on sale of discontinued operations	375,514	5,721,229	1,799,631

Earnings from discontinued operations	$375,514	$7,528,212	$2,868,017

Net earnings (loss)
Net earnings for the twelve months ended September 30, 2007 was $3.0 million, compared to $2.1 million for the twelve months ended September 30, 2006. On a per share basis the net earnings in the current year were $.23 per share compared to $.10 last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 13,155,910 this year compared to 20,459,736 last year.

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
Net revenue by customer location:
Net revenue from Canada decreased by $0.7 million, for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. Net revenue from the U.S. and South America decreased by $10.0 million for the twelve months ended September 30, 2006 compared to the twelve months ended September 30, 2005. Net revenue from Middle East/Asia increased $0.8 million for the twelve months ended September 30, 2006, compared to the twelve months ended September 30, 2005, primarily as a result of the net revenue from a client in Dubai.
Operating Expenses
Expenses of continuing operations include corporate expenses which are fixed in nature and are incurred to support discontinued operations and investment banking operations. Due to the sale and separately reporting the results of discontinued operations, the continuing operational expenses and related ratios are distorted and do not provide basis for fair comparison of ratios to revenue.

Operating expenses decreased by 21.4% to $14.7 million for the twelve months ended September 30, 2006 from $18.7 million for the twelve months ended September 30, 2005.
Changes in operating expenses were as follows:
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
THREE MONTHS ENDED SEPTEMBER 30, 2007, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)
On a consolidated basis, the net income for the fourth quarter of fiscal 2007 was less than $0.1 million compared with $4.8 million for the fourth quarter of fiscal 2006.
The comparative results for the fourth quarter of fiscal 2006 include the operating results for the UK and European operations for the three months ended September 30, 2006 and the gain on disposition. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) last year. Income from discontinued operations (net of taxes) amounted to approximately $6.7 million.
From continuing operations, fully diluted per share net income for this year’s fourth quarter was nil compared to a loss of ($.10) last year. The income from discontinued operations in the fourth quarter of fiscal 2007 was $.04 per share compared to $.33 per fully diluted share in the fourth quarter of fiscal 2006.

Consumer and Retail Branding Segment
Net revenue for the branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30
	(in millions)
	2007	% of total	2006	% of total
By customer location:
USA and South America	$2.2	65%	$0.4	16%
Canada	0.9	26%	1.3	52%
Middle East and Asia	0.3	9%	0.8	32%

	$3.4	100%	$2.5	100%

Net revenue for the three months ended September 30, 2007 was $3.4 million, compared to $2.5 million for the three months ended September 30, 2006, an increase of $0.9 million. The principal reason for the increase in net revenue from last year to this year was several new business wins for both the consumer and retail divisions. The consumer brands component has augmented its revenue base with a diverse portfolio of both strategy and creative accounts. The retail branding component has expanded its international reach with additional client wins in the United States, along with expansion into the Middle East, serving clients in Dubai, UAE.
Net revenue from U.S. and South American customers increased by approximately $1.8 million for the fourth quarter of fiscal 2007 as compared to the same period last year, while net revenue from the Canadian based customers decreased by $0.4 million and net revenue from the Middle East and Asian region decreased $0.5 million.
Operating expenses, excluding depreciation, for the fourth quarter of 2007 were $3.0 million, compared to $1.8 million in the fourth quarter of fiscal 2006, mainly due to increased labour costs. Expressed as a percentage of revenue operating expenses were 88.2% this year compared to 73.6% last year.
Salaries and benefits expenses for the fourth quarter of 2007 were $2.6 million compared to $1.6 million for the fourth quarter last year, an increase of $1.0 million or 63%. Salaries and benefits levels increased as a result of the increase in revenue. Salaries and benefits expense as a percent of net revenue was 74.9% for this year’s fourth quarter compared to 63.3% for the same period last year.
General and administrative expenses were $0.3 million in the fourth quarter of fiscal 2007 and $nil for the same period last year. General and administrative expenses as a percent of net revenue were 8.4% for this year. Fiscal 2006 fourth quarter general and administrative expenses were minimal as a result of corporate reallocations to more accurately represent real costs.
Occupancy costs for the current quarter were $0.2 million compared to $0.3 million last year, a decrease of $0.1 million. Occupancy costs as a percent of net revenue were 4.7% this year compared to 10.3% last year.
Depreciation expense for the three months ended September 30, 2007 and three months ended September 30, 2006 was $0.1 million.
Interest expense was negligible for the three months ended September 30, 2007 and for the same period last year.
Merchant Banking Segment
Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities are being reported as a new operating segment in fiscal 2007.
For the fourth quarter ended September 30, 2007 the merchant banking revenue was $1.0 million. The majority of the revenue was due to unrealized gains from the upward adjustment to market value of its investments as at September 30, 2007 over their value at the end of the prior quarter. Foreign exchange losses had a significant negative impact on overall fourth quarter returns.
Operating expenses for the merchant banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.5 million.
During the fourth quarter of fiscal 2007 pre tax earnings from the merchant banking business totaled approximately $0.5 million.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. During the quarter these expenses totaled approximately $0.9 million.
Income Taxes
The income tax expense for the period was less than $0.1 million. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the fourth quarter. The current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Income from discontinued operations
The income from discontinued operations, net of income taxes and minority interests, for the fourth quarter of fiscal 2007 was $0.4 million compared to $6.7 million for the fourth quarter of fiscal 2006.
Net earnings (loss)
Net earnings for the three months ended September 30, 2007 was $0.4 million, compared to $4.8 million for the three months ended September 30, 2006. On a per share basis the net earnings in the current quarter were $.04 per share compared to $.23 last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,747,620 for the current quarter compared to 20,176,658 in the same period last year.

SUMMARY OF QUARTERLY RESULTS

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Net revenue	$4.5 million	$4.3 million	$3.8 million	$5.0 million

Net earnings (loss):
From continuing	($0.01) million	$0.20 million	$0.86 million	$1.59 million
operations Including discontinued operations	$0.36 million	$0.20 million	$0.86 million	$1.59 million

Net earnings per share
From continuing operations
Basic	$0.00	$0.02	$0.07	$0.08
Diluted	$0.00	$0.02	$0.07	$0.08
Including discontinued operations
Basic	$0.04	$0.02	$0.07	$0.08
Diluted	$0.04	$0.02	$0.07	$0.08

	Q4 2006	Q3 2006	Q2 2006	Q1 2006

Net revenue	$2.5 million	$5.5 million	$3.8 million	$5.5 million

Net earnings (loss):
From continuing	($1.84) million	($1.51) million	($1.08) million	($0.96) million
operations Including discontinued operations	$4.82 million	($1.12) million	($0.43) million	($1.13) million

Net earnings per share
From continuing operations
Basic	($0.10)	($0.07)	($0.05)	($0.05)
Diluted	($0.10)	($0.07)	($0.05)	($0.05)
Including discontinued operations
Basic	$0.23	($0.05)	($0.02)	($0.05)
Diluted	$0.23	($0.05)	($0.02)	($0.05)

RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Summary of material adjustments to net earnings (loss) for the years ended September 30, 2007, 2006 and 2005 required to conform to US GAAP. Detailed information can be found in note 20 to the Financial Statements.

	2007	2006	2005

Net earnings — Canadian GAAP	$3,016,719	$2,136,186	$5,941,690
Stock-based compensation 20(a)	—	—	344,151
Cash held in escrow 20(b)	(103,549)	(2,700,000)	—
Capitalized incorporation costs 20(g)	(66,339)	—	—
Income recognized on reclassification of investments 20(h)	77,416	—	—
Gains on privately-held securities 20(h)	(1,147,500)	—	—

Net earnings (loss) based on U.S. GAAP	$1,776,747	$(563,814)	$6,285,841

Net earnings (loss) from continuing operations	$1,401,233	$(5,392,026)	$3,417,824
Net earnings from discontinued operations (Notes 19)	$375,514	$4,828,212	$2,868,017

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2007	2006

Total assets based on Canadian GAAP	$50,792,314	$81,273,654
Cash held in escrow 20(b)	(2,803,549)	(2,700,000)
Capitalized incorporation costs 20(g)	(66,339)	—
Investments held for trading 20(h)	(1,147,500)	242,378

Total assets based on U.S. GAAP	$46,774,926	$78,816,032

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2007	2006

Shareholders’ equity based on Canadian GAAP	$45,157,001	$75,046,589
Cash held in escrow 20(b)	(2,803,549)	(2,700,000)
Accumulated other comprehensive income 20(c)	—	242,378
Capitalized incorporation costs 20(g)	(66,339)	—
Gains on privately-held securities 20(h)	(1,147,500)	—

Shareholders’ equity based on U.S. GAAP	$41,139,613	$72,588,967

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2007	2006	2005

Net earnings (loss) for the year in accordance with U.S. GAAP	$1,776,747	$(563,814)	$6,285,841
Unrealized gain (loss) on available for sale securities arising during the year	—	242,378	(5,859)
Less: reclassification adjustment for gains realized in net income	(242,378)	5,859	(174,426)
Change in cumulative translation adjustment account	(25,514)	2,101,995	(2,183,228)

	$1,508,855	$1,786,418	$3,922,328

B. Liquidity and Capital Resources
As at September 30, 2007, Envoy had working capital of $33.3 million, compared to September 30, 2006, when it had a working capital of $62.6 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $27.6 million at September 30, 2007 and $57.3 million at September 30, 2006. The principal reason for the decrease was the sale of investments to generate the cash used to repurchase the Company’s shares.
Approximately $1.6 million in cash was generated from operations during the twelve months ended September 30, 2007, compared to $2.7 million for the twelve months ended September 30, 2006. The main sources of funds were the reduction of prepaid expenses and sales of investments held for trading. The cash provided from continuing operations was used to finance a decrease in accounts payable and an increase in accounts receivable in order to support the growth of the branding business.
The Company used funds from sales of its investments to repurchase 9,002,383 shares of the Company for cash consideration of $30.2 million under a substantial issuer bid. In addition to the substantial issuer bid, during fiscal 2007 $2.8 million of working capital was used to repurchase 813,466 shares of the Company pursuant to the normal course issuer bid. A similar amount of funds was used to repurchase shares in fiscal 2006 under the normal course issuer bid.
The Company made use of its operating line of credit in fiscal 2007 in order to manage day-to-day needs without being forced to liquidate investments. The revolving credit facility is available up to a maximum of $2.0 million, which was almost fully utilized at September 30, 2007.
During fiscal 2007, the Company used the proceeds from loans receivable to fund additional investments. In the fourth quarter of 2006, proceeds of $24.3 million, net of $2.7 million held in escrow, were received from the sale of the UK subsidiaries and related business assets. Of this amount, $0.8 million was used to pay the sale related costs and the remaining $23.5 million was invested in the investment portfolio managed by the Company’s portfolio manager.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 20 to the Financial Statements.
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
Goodwill
Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.
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
Income Taxes
Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.
Revenue
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
Securities transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses due to the change in fair value of held-for-trading investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Stock-based compensation
Direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, are measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations.

Financial Instruments
Effective October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants’ Handbook Section 3855 Financial Instruments — recognition and measurement (“CICA Section 3855”) and Section 3861 Financial Instruments — disclosure and presentation. CICA Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.
HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.
HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost.
AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.
Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.
(i) Publicly-traded investments:
Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.
(ii) Privately-held investments:
Securities in privately-held companies are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Accounting for Uncertainty in Income Taxes — an interpretation of FAS Statement No. 109 (‘FIN 48”)
FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.
Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

FORWARD LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended (the “1933 Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Not applicable.
E. Off-Balance Sheet Arrangements
None.
F. Commitments and Contractual Commitments
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2007 (all amounts in thousands):

		Due in	Due in	Due in	Due in
	Total	year 1	year 2	year 3	year 4

Operating leases	$1,898,623	$820,178	$768,724	$306,681	$3,040
Long term debt	162,625	91,990	70,635	—	—

Total contractual cash obligations	$2,061,248	$912,168	$839,359	$306,681	$3,040

G. Safe Harbor
See “Special Note Regarding Forward-Looking Statements” in the introduction to this Form 20-F.
Item 6: Directors and Senior Management and Employees
A. Directors and Senior Management
The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2007. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name
Age	Positions Held with Envoy

Geoffrey B. Genovese 53	President, Chairman and Chief Executive Officer and Director

J. Joseph Leeder 53	Executive Vice President Mergers & Acquisitions and Chief Financial Officer

John H. Bailey 62	Executive Vice President, Corporate Secretary and Director

David Hull [1] [2] [3] 51	Director

Hugh Aird [1] [2] [3] 51	Director

David Parkes [1] [2] [3] 51	Director

[1]	Member of the Audit Committee

[2]	Member of the Compensation Committee

[3]	Member of the Nominating and Corporate Governance Committee
The principal occupations, business experiences and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:
Geoffrey B. Genovese: Mr. Genovese founded The Incentive Design Company Ltd. (“IDC”), a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese currently serves as Chairman, President and Chief Executive Officer of Envoy and Chief Executive Officer of Watt International. Mr. Genovese was appointed Chairman in September 2001. Mr. Genovese has been a Director of Envoy since July 1991.

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
David Parkes: Mr. Parkes is currently working for his Consulting Company David Parkes & Assoc. Mr. Parkes was President and CEO of Freefone Inc. until 2005. Prior to joining Freefone Inc. in 2003, Mr. Parkes founded David Parkes & Assoc. in 2001. Mr. Parkes was President and CEO of Look Communications Inc. until 2001 and President and CEO of TeleSpectrum Canada Inc. until 1999. Mr. Parkes has been a Director of Envoy since October 2002. Mr. Parkes is a director of SelectCore Ltd., a prepaid telecommunications provider based in Ontario, Canada, and Mitec Telecom Inc., a Quebec, Canada based designer and manufacturer of radio and amplifier equipment.
The Ontario Business Corporations Act requires that at least 25% of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy with major shareholders, customers or others, pursuant to which he or she was selected as such.
There are no family relationships between any of the persons named above.

B. Compensation
The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2007 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

				Long-Term Compensation
				Awards
				Securities	Restricted
	Annual Compensation			Under	Shares or	Payouts
Name and			Other	Option/SARs	Restricted	LTIP	All Other
Principal	Salary		Annual	Granted	Share Units	Payouts	Compensation
Position	($)	Bonus	($)	(#)	($)	($)	($)

Geoffrey B. Genovese,	$550,000	850,000	330,313[1]	—	—	—	182,350[2]
Chairman, President and Chief Executive Officer

J. Joseph Leeder,	$400,000	300,000	20,603	—	—	—	—
Vice President, Mergers and Acquisitions and Chief Financial Officer

John H. Bailey,	$300,000	—	—	—	—	—	—
Executive Vice President, and Secretary

Colin Beaton	$183,061	$29,169	$38,462	—	—	—	—
Managing Director, Watt Retail Design Practice

Patrick Rodmell,	$285,129	—	—	—	—	—	—
Managing Director, Watt International Inc.

[1]	Included in this amount is $300,000 which was paid to a corporation related to Mr. Genovese as an annual management fee.

[2]	Mr. Genovese received taxable benefits for life insurance premiums paid by the Corporation and a car allowance.

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
The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2007 Fiscal Year
			Unexercised Options at	Value of Unexercised In
	Number of Shares	Aggregate	FY-End Exercisable/	the Money Options at FY-End
	Acquired on	Value Realized	Unexercisable	Exercisable/Unexercisable [1]
Name	Exercise	($)	(#)	($)
Geoff Genovese	Nil	Nil	80,000/nil	nil/nil
Joseph Leeder	Nil	Nil	nil/nil	nil/nil
John H. Bailey	Nil	Nil	40,000/nil	nil/nil
Patrick Rodmell	Nil	Nil	13,333/nil	21,999/nil
			15,000/nil	nil/nil
Colin Beaton	Nil	Nil	nil/nil	nil/nil
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
Geoffrey B. Genovese has agreed to act as the Company’s Chairman, President and Chief Executive Officer at an annual base salary of $550,000, together with an annual bonus of up to 100% of salary and fees paid to Mr. Genovese’s management company, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement provides for a severance payment equivalent to $300,000 plus an amount equal to three times the total remuneration and other compensation paid to Genovese and his management company during the 12-month period preceding termination, if Mr. Genovese’s employment is terminated, without cause, by the Company or if there is a change of control of the Company and Mr. Genovese elects to terminate his employment with the Company. In addition, if there is a change of control of the Company, Mr. Genovese is entitled to receive, at the sole discretion of the Compensation Committee of the Board of Directors, a one-time bonus of up to a maximum of $1,000,000. An annual fee of $300,000 is also payable to Mr. Genovese’s management company pursuant to a management agreement with the Company. The management agreement is automatically renewable on September 30th of each year, unless terminated by either party.

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
Colin Beaton has agreed to act as the Managing Director of Watt International’s Retail Design business at an annual base compensation of $200,000, together with a discretionary cash bonus based on the performance of Watt International. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of two weeks, if his services are terminated by Watt International.
Patrick Rodmell has agreed to act as the Managing Director of Watt International at an annual base salary of $300,000, together with an annual cash bonus based on the performance of Watt International. This agreement provides for a severance payment equivalent to his base salary and benefits for a period of up to four months, if his employment is terminated, without cause, by Watt International.
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
In the fiscal year ended September 30, 2007, Envoy paid approximately $244,786 to John H. Bailey Professional Corporation for legal services provided to Envoy. John H. Bailey Professional Corporation is wholly-owned by John H. Bailey.
Directors’ and Officers’ Liability Insurance:
The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $142,000.
C. Board Practices
Corporate Governance:
The Company is subject to a variety of corporate governance guidelines and requirements enacted by the CSA, The Nasdaq Capital Market (“Nasdaq”) and by the SEC under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the recent past, there were several changes to the corporate governance and corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange. Also, in 2005, amendments were made to Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”).
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

Board of Directors:
The articles of the Company provide that there shall be a Board of not less than three or more than ten directors. There are currently five directors on the Board. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).
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
Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2006, the independent directors have held thirteen meetings without non-independent directors present.
Between October 1, 2006 and November 30, 2007, inclusive, the Board held 25 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended [1]

Hugh Aird	25	of	25
John Bailey	25	of	25
Geoff Genovese	25	of	25
David Hull	25	of	25
David Parkes	23	of	25
Note: 1In addition, Messrs. Aird, Hull and Parkes attended thirteen meetings of the independent directors, at which Messrs. Genovese and Bailey were not eligible to attend.
Mandate of the Board:
The Board has adopted a Board Mandate, under the title “Envoy Capital Group Inc. — Corporate Governance Guidelines”. A copy of this Board Mandate is available in the Governance section of the Company’s website at www.envoy.to, and is incorporated by reference herein as Exhibit 11.3 to this Form 20-F.
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

D. Employees
As at November 30, 2007, Envoy had 77 full-time employees based in Toronto, Canada and 1 based in the United States. Of this total, 73 employees were engaged in consumer and retail branding and 4 were engaged in merchant banking.
As at November 30, 2006, Envoy had 76 full-time employees based in Toronto, Canada and 1 based in the United States. Of this total, 72 employees were engaged in consumer and retail branding.
As at November 30, 2005, Envoy had 109 full-time employees based in Toronto, Canada, 2 based in the United States and 115 based in the United Kingdom and Continental Europe. Of this total, 219 employees were engaged in consumer and retail branding.
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
E. Share Ownership
As of September 30, 2007, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 258,333 common shares.
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

The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 common shares. As at September 30, 2007 options to purchase 258,333 common shares had been granted and were outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.
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
The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of November 30, 2007:

	Number of Common
	Shares Under	Exercise
Class of Optionee	Options Granted	Price	Date of Expiry
Geoffrey Genovese	80,000	$4.00	May 24, 2009
John H. Bailey	40,000	$4.00	May 24, 2009
Joseph Leeder	nil	n/a	n/a
Patrick Rodmell	15,000	$4.00	May 24, 2009
Other	90,000	$4.00	May 24, 2009

Total	225,000

The following table sets forth shares owned by the Named Executive Officers and Directors as of November 30, 2007:

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class

Geoffrey Genovese	332,551	3.5%
Joseph Leeder	nil	nil
Colin Beaton	nil	nil
Patrick Rodmell	13,333	0.1%
John H. Bailey	25,000	0.3%
Hugh Aird	250	0.0%
David Hull	55,700	0.6%
David Parkes	10,000	0.1%

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
At a special meeting of the shareholders Envoy held on March 30, 2007, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 40,000,000 common shares to an unlimited number of common shares.
As of November 30, 2006, Envoy had an authorized share capital of unlimited common shares without par value, of which 9,462,257 common shares were issued and outstanding.
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
As of November 30, 2007, the Company had 5,526,317 transferable common share purchase warrants (the “Warrants”) outstanding. Following the consolidation described above, each five whole Warrants entitles the holder thereof, through February 20, 2009, to purchase one common share at a price of Cdn$9.00 per common share.
The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2007 with respect to each person known by Envoy to be the beneficial owner or, in the case of Envoy directors or Executive Officers, the beneficial owner of more than 2.5% of Envoy’s outstanding common shares. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. To the best of our knowledge, no significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years, with the exception of Messrs. Steven N. Bronson and Richard L. Scott, who owned 10.2% and 9.8% of the common shares at November 30, 2006, respectively.

Both Messrs. Bronson and Scott tendered their shares under the Company’s substantial issuer bid, as discussed in Item 16E,

	Number of
Identity of	Common Shares	Percent of
Person or Group	Beneficially Owned	Outstanding Class

Geoffrey B. Genovese[1]	332,551	3.5%
See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.
As of November 30, 2007 there were 9,462,257 outstanding common shares of Envoy of which 575,163 were held of record by 6 Non-U.S. residents and 8,887,094 were held of record by 19 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.
B. Related Party Transactions
As disclosed in Note 7 to the Financial Statements, the following are transactions that took place during fiscal 2007 that involved related parties:
During fiscal 2007, one of the Company directors charged the Company $244,786 (2006 - $230,785; 2005 — $57,500) for legal services.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the Company invested $200,000 in Sereno and at September 30, 2007 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.
During fiscal 2006, ECG Properties Inc. (“ECGP”), a newly created wholly-owned subsidiary of the Company, entered into an agreement with an officer of the Company to jointly purchase three investment properties located on Queen Street West in Toronto. The agreement provided that the costs of acquisition, including legal fees, disbursements, land transfer taxes and development costs, be funded equally by both parties. During the first quarter of fiscal 2007 the agreement was terminated and the Company purchased the related party’s interest in the properties for a cash payment of $945,133 net of a loan receivable of $56,221.
In September 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.

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
There are no outstanding loans currently owed to Envoy by any director or executive officer.
Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of Envoy and its subsidiaries) are required to file individual insider reports of changes in their ownership in Envoy’s securities within 10 days following any trade in Envoy’s securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 701 West Georgia Street, Pacific Centre, Vancouver, British Columbia V7Y 1L2 (telephone 604/899-6500), at the offices of the Alberta Securities Commission, 410-300 5th Avenue, S.W., Calgary, Alberta T2P 3C4 (telephone 403/297-2489), at the offices of the Quebec Securities Commission, Stock Tower Exchange, 800 Victoria Square, Montreal, Quebec M42 1G3 (telephone 514/395-0337) and at the offices of the Ontario Securities Commission, 20 Queen Street West, Suite 1903, Toronto, Ontario M5H 3S8 (telephone 416/593-8314)
C. Interests of Experts and Counsel
Not applicable.

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

	High	Low

Fiscal 2003	$8.35	$0.50
Fiscal 2004	10.75	2.45
Fiscal 2005	4.50	2.30
Fiscal 2006	2.70	1.50
Fiscal 2007	4.71	2.35

Quarterly 2007
First Quarter	3.10	2.35
Second Quarter	4.71	2.60
Third Quarter	4.42	3.05
Fourth Quarter	3.61	2.76

Quarterly 2006
First Quarter	2.70	1.62
Second Quarter	1.95	1.65
Third Quarter	1.85	1.56
Fourth Quarter	2.61	1.50

	High	Low

For the month ending
November 30, 2007	3.13	2.81
October 31, 2007	3.24	2.84
September 30, 2007	3.10	2.76
August 31, 2007	3.40	3.00
July 31, 2007	3.61	3.20
June 30, 2007	3.34	3.21
The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2003	U.S. $6.10	U.S. $0.30
Fiscal 2004	8.05	1.85
Fiscal 2005	3.75	1.80
Fiscal 2006	2.36	1.31
Fiscal 2007	4.07	2.13

Quarterly 2007
First Quarter	2.69	2.13
Second Quarter	4.04	2.50
Third Quarter	4.07	2.81
Fourth Quarter	3.45	2.81

Quarterly 2006
First Quarter	2.09	1.42
Second Quarter	1.72	1.43
Third Quarter	1.65	1.43
Fourth Quarter	2.36	1.31

For the month ending
November 30, 2007	3.25	2.71

	High	Low

October 31, 2007	3.39	2.93
September 30, 2007	3.05	2.81
August 31, 2007	3.27	2.91
July 31, 2007	3.45	3.02
June 30, 2007	3.17	3.00
On November 30, 2007 the closing price of the common shares as reported on the TSX was $2.81 and on NASDAQ was U.S. $2.94.
See Item 6.E. with respect to “Share Ownership” for information regarding outstanding stock options to purchase 225,000 common shares.
B. Plan of Distribution
Not applicable.
C. Markets
See above Item 9.A. “Price History” for disclosure on Markets.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10: Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Envoy’s Articles of Incorporation and By-Laws were previously filed as an Exhibit to its Annual Report on Form 20-F, dated May 15, 2000 for the fiscal year ended September 30, 1999. Subsequent amendments to Envoy’s Articles of Incorporation, dated January 9, 2004 and January 21, 2005, were previously filed as an Exhibit to its Annual Report on Form 20-F, dated December 29, 2005 for the fiscal year ended September 30, 2005. A subsequent amendment to Envoy’s Articles of Incorporation dated March 30, 2007 are included in this Annual Report as Exhibit 1.4.

C. Material Contracts
None.
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
The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than $150,000,000 in terms of “constant 1992 dollars”, which for 2007 is $281,000,000. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the common shares of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquirer through the ownership of common shares.
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
Certain United States Federal Income Tax Considerations
The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. Holders, defined below, of Envoy’s common shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”)). This discussion is based on the Code, U.S. Treasury regulations thereunder (the “Treasury Regulations’), administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at anytime (possibly with retroactive effect). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and a disposition of common shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the common shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, persons actually or constructively owning 10% or more of the voting power of Envoy’s stock, persons that hold common shares through a partnership or other pass through entity, or persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing common shares.
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
Passive Foreign Investment Company Rules
Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” (the “income test”), or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income, (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Envoy believes that it was a PFIC for the taxable year ended September 30, 2007, and depending on its income, assets and activities, it may be a PFIC in the current taxable year and in subsequent taxable years.

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
Market Risk: Market risk is the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Unfavourable economic conditions may negatively impact the Company’s ability to generate new investment opportunities. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified and not singularly exposed to any one issuer or class of issuers.
Credit Risk: Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments and advances to investee companies.
Foreign Currency Risk: The Company is subject to currency risk through its activities in the United States. Unfavourable changes in exchange rates may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2007 there were no foreign currency contracts outstanding.

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
D. Not applicable.
E. Not applicable.
Item 15: Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a — 15(e) and 15d — 15(e)) as of September 30, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.
There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2007 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.
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
No material change report has been filed since October 1, 2006 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
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
Item 16C: Principal Accountant Fees and Services
(a)	AUDIT FEES were $250,000 in 2007 and $450,000 in 2006. These fees include year end audit work, consents, reviews and assistance with regulatory filings.
(b)	AUDIT-RELATED FEES were $10,000 in 2007 and $17,000 in 2006. These fees include assistance with due diligence and accounting research.
(c)	TAX FEES were $25,000 in 2007 and $25,000 in 2006. These fees include tax compliance services and tax advice.

(d)	All OTHER FEES were $nil in 2007, and $nil in 2006.
(e)	In accordance with the Company’s Audit Committee Charter, the Audit Committee ensures the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Company and pre-approves all audit fees and non-audit services to be provided to the Company or any subsidiary by the independent auditor. All services provided to the Company after the adoption of the Audit Committee Charter were pre-approved by the Audit Committee.

Item 16D: Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Pursuant to the terms of a substantial issuer bid via a modified “Dutch Auction” which began on September 15, 2006 and ended on January 24, 2007, the Company re-purchased, for cancellation, 9,002,383 shares at a price of US$2.70 (CDN$3.19) per share. Total cash consideration, including associated costs, was $30,218,722, or $3.36 per share.
Also during fiscal 2007, the Company repurchased and cancelled 1,001,775 common shares for cash consideration of $3,396,000, pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ends on February 6, 2008. The Company is authorized to repurchase and cancel up to 10% of the public float of the shares.

				(d) Maximum Number
			(c) Total Number	(or Approximate
		(b) Average	of Shares (or Units)	Dollar Value) of Shares
	(a) Total Number	Price Paid	Purchased as Part	(or Units) that May Yet
	of Shares (or	per Share	of Publicly Announced	Be Purchased Under the
Period	Units) Purchased	(or Units)	Plans or Programs	Plans or Programs

January 25, 2007	9,002,383	$3.36	9,002,283	nil
February 7, to February 28, 2007	nil	nil	nil	1,001,818
March 1, to March 31, 2007	136,752	$3.58	136,752	865,066
April 1, to April 30, 2007	139,088	$3.68	139,088	725,978
May 1, to May 31, 2007	154,794	$3.65	154,794	571,184
June 1, to June 30, 2007	105,035	$3.32	105,035	466,149
July 1, to July 31, 2007	81,867	$3.34	81,867	384,282
August 1, to August 31, 2007	195,930	$3.25	195,930	188,352
September 1, to September 30, 2007	nil	nil	nil	94,612
October 1, to October 31, 2007	93,740	$3.08	93,740	94,612
November 1, to November 30, 2007	94,569	$3.01	94,569	43

Total	1,001,775		1,001,775

PART III
Item 17: Financial Statements
(a)	Envoy Capital Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2007	F-1

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Auditors’ Report on the financial statements for the year ended September 30, 2006 and 2005

(ii)	Consolidated Balance Sheets as at September 30, 2007 and 2006	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2007, 2006 and 2005	F-3

(iv)	Consolidated Statements of Retained Earnings (Deficit) for the years ended September 30, 2007, 2006 and 2005	F-4

(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2007, 2006 and 2005	F-5

(vi)	Notes to Consolidated Financial Statements	F-6
Item 18: Financial Statements
Envoy has elected to provide financial statements pursuant to Item 17.

Item 19: Exhibits
EXHIBIT INDEX

Exhibit No.	Description

1.1*	Articles of Incorporation and By-Law No. 1 (as amended on May 2, 2000) of Envoy Communications Group Inc.
1.2**	Articles of Amendment (as amended on January 9, 2004) and By-Law No. 1 of Envoy Communications Group Inc.
1.3**	Articles of Amendment (as amended on January 21, 2005) and By-Law No. 1 of Envoy Communications Group Inc.
1.4	Articles of Amendment (as amended on March 30, 2007) and By-Law No. 1 of Envoy Capital Group Inc.
8.1	List of Significant Subsidiaries (contained in Item 4.C hereof)
11.1***	Code of Business Conduct
11.2***	Complaint Procedures for Accounting and Auditing Matters
11.3***	Board Mandate
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Audit Committee Charter
15.2***	Compensation Committee Charter
15.3***	Nominating and Corporate Governance Committee Charter
17	Financial Statements

*	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on May 15, 2000 (Commission File No. 000-30082)

**	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2006 (Commission File No. 000-30082).

***	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2005 (Commission File No. 000-30082).

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ENVOY CAPITAL GROUP INC.
Date: December 19, 2007	/s/ GEOFFREY B. GENOVESE
	Name:	Geoffrey B. Genovese
	Title:	Chairman, President and Chief Executive Officer