Form 20-F
period 2008-09-30
ENVOY COMMUNICATIONS GROUP INC
filed 2008-12-24
CIK 1031516

As filed with the Securities and Exchange Commission on December 24, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2008
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
Andrew Patient, Tel. 416-593-3725 Fax 416-593-4434, 172 John Street, Toronto Ontario, Canada M5T 1X5

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES

(Title of Class)
The Nasdaq Capital Market

(Name of each exchange on which registered)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2008, there were 8,585,636 common shares outstanding.
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES: ☐ NO: ☑
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to 13 or 15 (d) of the Securities Exchange Act of 1934. YES: ☐ NO: ☑
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES: ☑ NO: ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☑
Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17: ☑ Item 18: ☐
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES: ☐ NO: ☑

TABLE OF CONTENTS

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	4
Item 2.	Offer Statistics and Expected Timetable	4
Item 3.	Key Information	4
Item 4.	Information on the Company	11
Item 4A.	Unresolved Staff Comments	15
Item 5.	Operating and Financial Review and Prospects	15
Item 6.	Directors, Senior Management and Employees	35
Item 7.	Major Shareholders and Related Party Transactions	47
Item 8.	Financial Information	50
Item 9.	The Offer and Listing	50
Item 10.	Additional Information	52
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	62
Item 12.	Description of Securities Other than Equity Securities	64

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	64
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	64
Item 15.	Controls and Procedures	64
Item l6A	Audit Committee Financial Expert	65
Item l6B	Code of Ethics	66
Item l6C	Principal Accountant Fees and Services	67
Item 16D	Exemptions from the Listing Standards for Audit Committees	67
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchases	68

PART III

Item 17.	Financial Statements	69
Item 18.	Financial Statements	69
Item 19.	Exhibits	70
Signatures		71
Certifications		72
Exhibit Index		70

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

Fiscal Years Ended
September 30	2008	2007	2006(2)	2005(3)	2004(4)
(all amounts in thousands except
per share data)

Statement of Operations Data:

Net Revenue	$11,260	$17,551	$9,672	$19,567	$15,838

(Loss) Earnings From Continuing Operations (5)	(10,158)	2,641	(5,392)	3,074	(4,781)

Earnings From Discontinued Operations	—	375	7,528	2,868	1,674

(Loss) Earnings From Continuing Operations Basic Earnings Per Share	(1.11)	0.20	(0.27)	0.14	(0.28)

Earnings (Loss) From Continuing Operations Diluted Earnings Per Share	(1.11)	0.20	(0.27)	0.14	(0.28)

Net (Loss) Earnings (5)	(10,158)	3,017	2,136	5,942	(3,106)

Net (Loss) Earnings Per Share Basic	(1.11)	0.23	0.10	0.27	(0.18)

Net Earnings (Loss) Earnings Per Share Diluted (5)	(1.11)	0.23	0.10	0.27	(0.18)

[1]	The Consolidated Financial Statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP for fiscal 2008, 2007 and 2006 is set forth in Note 22 to the Notes to the Consolidated Financial Statements. The fol1owing would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net Revenue 2008 $4,255, 2007 ($5,148), 2006 $nil, 2005 $nil and 2004 $nil; Earnings (loss) from continuing operations 2008 $1,686, 2007 ($1,240), 2006 $nil, 2005 $344 and 2004 ($464); Earnings (loss) from continuing operations earnings per share basic 2008 $0.18, 2007 ($0.09), 2006 $nil, 2005 $0.01 and 2004 ($0.03); Earnings (loss) from continuing operations earnings per share diluted 2008 $0.18, 2007 ($0.09), 2006 $nil, 2005 $0.01 and 2004 ($0.03); Net earnings (loss) 2008 $4,490, 2007 ($1,240), 2006 ($2,700), 2005 $344 and 2004 $(464); and Net earnings (loss) per share basic 2008 $0.49, 2007 ($0.09), 2006 ($0.13), 2005 $0.01 and 2004 $(0.03); Net earnings (loss) per share diluted 2008 $0.49, 2007 ($0.09), 2006 ($0.13), 2005 $0.01 and 2004 $(0.03).
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

As at September 30	2008	2007	2006(2)	2005(3)	2004(4)
(all amounts in thousands)

Balance Sheet Data:

Current Assets	$28,823	$38,832	$68,701	$44,759	$59,432

Total Assets(7)	36,482	50,792	81,274	84,057	88,880

Total Debt(6)	70	157	252	361	659

Shareholders’ Equity(7)	32,159	45,157	75,047	73,555	76,891

Retained (Deficit) Earnings(8)	(7,064)	3,094	(40,266)	(42,403)	(48,344)

[2]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2006 of Watt Gilchrist Limited (“Gilchrist”) and Parker Williams Design Limited (“PWD”) is £1.00 to $2.0571 and with respect to the Balance Sheet Data of Gilchrist and PWD is £1.00 to $2.1044. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[3]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2005 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.2641 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.0648. The exchange rate utilized with respect to the Statements of Operations Data for the fiscal year ended September

30, 2005 of Parker Williams Design Limited (“PWD”) is £1.00 to $2.2428. The exchange rate utilized with respect to the Balance Sheet Data of PWD is £1.00 to $2.0648. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[4]	The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2004 of Gilchrist is £1.00 to $2.3759 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.2878. Except as set forth in footnotes 5, 6 and 7, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

[5]	As reflected in Note 22 to the Consolidated Financial Statements, the net (loss) earnings from continuing operations for the fiscal years ended September 30, 2008, 2007, 2006, 2005 and 2004 were ($8,472), $1,401, ($5,392), $3,418 and ($5,245), respectively under U.S. GAAP. The net (loss) earnings for the fiscal years ended September 30, 2008, 2007, 2006, 2005 and 2004 were ($5,668), $1,777, ($564), $6,286 and ($3,571), respectively under U.S. GAAP. The diluted net (loss) earnings per share for the years ended September 30, 2008, 2007, 2006, 2005 and 2004 were ($0.62), $0.14, ($0.03), $0.28 and ($0.21), respectively under U.S. GAAP.

As described above, on January 21, 2005, Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

[6]	Total debt includes both the current and long term portion of debt.

[7]	As reflected in Note 22 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2008, 2007, 2006, 2005 and 2004 was $32,589, $41,140, $72,589, $73,550 and $77,066, respectively under U.S. GAAP. Total assets as of September 30, 2008 under U.S. GAAP would exclude fair value adjustments of $472. In addition, total assets as of September 30, 2007, 2006, 2005 and 2004 under U.S. GAAP would include the unrealized gain on private equities of $1,147, $nil, $nil and $nil, respectively, include the unrealized gain (loss) on securities for sale of $nil, $242, ($6) and $174, respectively, exclude capitalized incorporation costs of $66, $nil, $nil, and $nil, respectively, and it would exclude cash held in escrow relating to the sale of the UK operations of $2,803, $2,700, $nil and $nil, respectively.

[8]	Retained earnings as of September 30, 2008, 2007, 2006, 2005 and 2004, excludes the cumulative foreign currency translation adjustment of $nil, ($77), ($51), ($2,153) and 74, respectively. See Note 2(f) in the Notes to Consolidated Financial Statements of Envoy.
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

Exchange Rates:
On December 15, 2008, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 U.S. to $1.2352. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.
Fiscal Year Ended September 30,

	2008	2007	2006	2005	2004
Average *	$1.0101	$1.0885	$1.1151	$1.2171	$1.2034

*	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.
For the Month Ended

	November	October	September	August	July	June
	2008	2008	2008	2008	2008	2008
High	$1.2952	$1.2995	$1.0821	$1.0716	$1.0274	$1.0320
Low	$1.1477	$1.0585	$1.0298	$1.0237	$0.9975	$0.9948
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Envoy’s business, financial condition and results of operations could be materially adversely affected by any of the following risks. In addition, risk and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect its business.
Risks Related to Envoy’s Business and Industry
The Company has a limited number of large clients.
The Company receives a significant portion of its revenues from a limited number of large clients. The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.
The Company’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2008 for each of the Company’s clients that accounted for 10% or more of its net revenue:
Fiscal Year Ended September 30, 2008
Client

The Great Atlantic and Pacific Company	22%
Dubai Maritime City Retail Development LLC	19%
McDonald’s Restaurants of Canada Limited	15%
Meijer, Inc.	12%
Wal-Mart Canada Corp.	10%
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
The Company is subject to currency risk through its activities in the United States, Middle East and Europe. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.
Market rate fluctuations could adversely affect the Company’s results of operations.
The Company is subject to market risk through the risk of loss of value in Envoy’s portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company is required to mark to market its held-for-trading investments at the end of each reporting period. This process could result in significant write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability, which would have a significant unfavourable effect on the Company’s financial position
The Company may be unsuccessful in evaluating material risks involved in completed and future investments.
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
The Company is subject to credit risk.
The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had one customer who represented 32% of accounts receivable as at September 30, 2008, and one customer who represented 19% of accounts receivable as at September 30, 2007. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.
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
Envoy conducts its branding services through its wholly-owned subsidiary, Watt International Inc. (“Watt International”), which is one of the world’s leading brand strategy and design consultancies. Envoy provides consulting, branding, packaging and retail design services to clients in Canada, the United States, Mexico, United Arab Emirates, China and South America, as well as project work for clients in other countries around the globe. With two offices located in North America, Watt International’s clients include: Meijer, Inc., The Great Atlantic and Pacific Company, Dubai Maritime City Retail Development LLC, McDonald’s Restaurants of Canada Limited, and Wal-Mart Stores Inc.
In 2008, the top three customers accounted for 22%, 19% and 15% of net revenue. In 2007, the top three customers accounted for 17%, 15% and 15% of net revenue. In 2007, one other customer accounted for 11% of net revenue. In 2008, two other customers accounted for 12% and 10% of net revenue, respectively.
Watt International subsists under the laws of the Province of Ontario.
In Fiscal 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
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
A. History and Development of the Company
Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc. Envoy’s registered office is located at 172 John St., Toronto, Ontario, Canada M5T 1X5 (telephone 416/593-3725).
Since December 1997, Envoy has shifted the nature of its business to providing marketing, communications and consumer and retail branding services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. Envoy has grown, in large part, through strategic acquisitions. Certain material transactions by Envoy since January 1, 2006 are described below.
Effective September 15, 2006, Envoy completed the sale of all of the shares of its wholly owned UK subsidiary ECGH, including the related business and assets of Gilchrist and PWD. The sale price of $27 million was paid in cash. Pursuant to the terms and conditions of the sale purchase agreement, $2.7 million was held in escrow to secure potential third party claims. In January, 2008, the Company received $2,834,568, representing the withheld amount plus accrued interest.
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
In Fiscal 2006, Envoy established a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.
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
During fiscal 2004, Envoy sold all the shares of its corporate event and corporate travel business. Envoy remains focused on the expansion and prosperity of its core business of consumer and retail branding. Watt International, its branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.
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
Watt International has continued to service clients in various segments of the market. During fiscal 2008, Watt International continued to focus its efforts to transform the business model to strategically driven operations and align itself with the market conditions to retain and service existing clients and to grow by providing innovative solutions in domestic and international markets.

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

D. Property, Plants and Equipment
Envoy currently operates offices in Toronto, Canada. The terms of our principal leases are as follows:
Envoy’s principal executive offices consist of a four-story office building of approximately 20,000 square foot located at 172 John Street, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on July 1, 1999 and expires in June 2009 at a current annual rent of $206,670. In connection with the lease negotiation, the landlord advanced to Envoy $750,000 as a loan, with an interest rate of 3.5% per annum to be repaid over 10 years. The leasehold improvements involved modernization of the facilities and other modifications expected to benefit both Envoy and the landlord. The principal balance of this loan at September 30, 2008 was $69,599.
The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $466,836 that expires in March 2010.
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
Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 22 of the Notes to Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.
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
Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations and are calculated on an average cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
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
Tax Matters
With respect to Envoy’s 2008 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $25.1 million in loss carry forwards. Details on income taxes are set forth in Note 14 of the Notes to Consolidated Financial Statements.
A. Operating Results
Net revenue from the continuing operations for the twelve months ended September 30, 2008 was $11.3 million, compared to $17.6 million for the twelve months ended September 30, 2007, a decrease of $6.3 million. The decrease was a result of losses sustained on investments in the merchant banking segment. Investment losses for the twelve months ended September 30, 2008 were ($4.3) million compared to gains of $5.1 million in the same period last year.
Salaries expense for the twelve months ended September 30, 2008, was $12.8 million, compared to $11.3 million in the twelve months ended September 30, 2007, a increase of $1.5 million. The labour to net revenue ratio for the twelve months ended September 30, 2008 was 113.8%, compared to 64.5% in the twelve months ended September 30, 2007. The deterioration in the salary ratio was due to a decline in revenue base as a result of losses in the merchant banking segment.
Occupancy costs increased to $0.6 million for the twelve months ended September 30, 2008, from $0.5 million for the twelve months ended September 30, 2007 a decrease of $0.1 million. The occupancy cost to net revenue ratio was 4.6% for the twelve months ended September 30, 2008 compared to 3.1% for the twelve months ended September 30, 2007, again, due to decline in total net revenue.
The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 22 to the Consolidated Financial Statements.

SELECTED ANNUAL INFORMATION

	Fiscal 2008		Fiscal 2007	Fiscal 2006

Net revenue		$11.3 million	$17.6 million	$9.7 million

Net (loss) earnings:
From continuing operations		(10.2) million	2.6 million	(5.4) million
From discontinued operations		—	0.4 million	7.5 million
Total		(10.2) million	3.0 million	2.1 million

Net (loss) earnings per share
Total
Basic		$(1.11)	$0.23	$0.10
Diluted		$(1.11)	$0.23	$0.10

From continuing operations
Basic		$(1.11)	$0.20	$(0.27)
Diluted		$(1.11)	$0.20	$(0.27)

From discontinued operations
Basic	$	nil	$0.03	$0.37
Diluted	$	nil	$0.03	$0.37

As at:	Sep 30, 2008		Sep 30, 2007		Sep 30, 2006

Total assets		$36.5 million		$50.8 million		$81.3 million

Total long-term financial liabilities	$	nil		$0.1 million		$0.2 million

Cash dividends declared	$	nil	$	nil	$	nil

FISCAL YEAR ENDED SEPTEMBER 30, 2008, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2007
On a consolidated basis, the net loss for the year ended September 30, 2008 was ($10.2) million compared to earnings of $3.0 million for the year ended September 30, 2007. On a fully diluted per share basis the net loss for fiscal year 2008 was ($1.11) per share compared to earnings of $0.23 in fiscal 2007.
The comparative results for fiscal 2007 include a final adjustment to the gain on disposal of the UK and European operations. The amount is included as discontinued operations as a result of the sale of the ECG Holdings (UK) in fiscal 2006. Income from discontinued operations (net of taxes) amounted to approximately $0.4 million.
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30
	(in millions)
	2008	% of total	2007	% of total
By customer location:
USA and South America	$6.4	41%	$6.4	52%
Canada	5.3	34%	4.1	33%
Middle East and Asia	3.8	25%	1.9	15%

	$15.5	100%	$12.4	100%

Net revenue for the year ended September 30, 2008 was $15.5 million, compared to $12.4 million for the year ended September 30, 2007, an increase of $3.1 million. The main reason for the increase was significant international business wins.
Net revenue from the U.S. and South American based customers remained steady in fiscal 2008 with $6.4 million generated both this year and last, whereas net revenue from Canadian customers increased by approximately $1.2 million in fiscal 2008 as compared to the same period last year. Canadian revenue growth was a result of increased business with existing clients. Net revenue from the Middle East and Asia region increased $1.9 million in fiscal 2008 as compared to fiscal 2007, primarily as a result of the net revenue from new projects in Dubai. Approximately one-half of the increase in net revenue for the Middle East region was a result of increased subcontractor work managed by the branding division, resulting in a similar increase in labour costs, as described below.
Operating expenses, excluding depreciation, for the twelve months ended September 30, 2008 were $13.6 million compared with $10.2 million for the twelve months ended September 30, 2007, an increase of $3.4 million. Expressed as a percentage of revenue operating expenses were 87.4% this year compared to 82.6% last year.

Salaries and benefits expenses for the current fiscal year were $11.0 million compared to $8.0 million last year, an increase of $3.0 million or 37.5%. The main reason for the increase in labour costs was the need to subcontract significant portions of the work in the Middle East region. Approximately $1.2 million of net revenue in fiscal 2008 was subcontracted work, compared to almost none in fiscal 2007. Certain new business required that the Company act as lead consultant on the project and subcontract work that was outside its expertise. The result was an increase to both net revenue and labour. As margins are smaller on the subcontracted portion, labour costs as a percentage of revenue increased. Salaries and benefits expense as a percent of net revenue was 70.7% for the fiscal year 2008 compared to 64.8% for the same period last year. Salaries and benefits continue to be closely monitored to align costs with current and expected revenues.
General and administrative expenses were $1.7 million for the twelve months ended September 30, 2008, compared to $1.4 million for twelve months ended September 30, 2007, an increase of $0.3 million. General and administrative expenses as a percent of net revenue were 11.2% for the current year compared to 11.5% last year. The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.
Occupancy costs for the twelve months ended September 30, 2008 and for the same period last year were $0.8 million. Occupancy costs as a percent of net revenue were 5.4% this year compared to 6.2% last year.
Depreciation expense for the year ended September 30, 2008 and year ended September 30, 2007 was $0.4 million.
Interest (income) expense was minimal for the twelve months ended September 30, 2008 and the comparative period last year.
Pre-tax earnings from the Branding segment were $1.6 million in fiscal 2008 compared to $1.8 million in fiscal 2007.
Merchant Banking Segment
Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period. Envoy’s Merchant banking activities were reported as a new operating segment in fiscal 2007.
The Merchant Banking segment experienced net investment losses of approximately ($4.3) million for the twelve months ended September 30, 2008, compared to net investment gains of $5.1 million for the twelve months ended September 30, 2007. A significant downturn in the markets beginning in June, 2008 resulted in considerable negative returns on the investment portfolio. Of the ($4.3) million loss in fiscal 2008, approximately ($3.8) million was sustained in the fourth quarter alone. Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment. Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

For the twelve months ended September 30, 2008 the Company recognized losses attributable to the sale of marketable securities or adjustments to market value of ($4.9) million. For the same period last year, the Company recognized gains of $4.1 million. Interest and dividend income for the Merchant Banking segment for the fiscal year 2008 was approximately $0.7 million, compared to $1.1 million last year. Interest earned for the period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.
For the twelve months ended September 30, 2008, the Company experienced a negative return of (12.2%) compared to last year when the Company generated a positive return of approximately 15.7% on its invested capital. Investment returns were significantly impacted by the deterioration of worldwide stock markets. Late in the third quarter of fiscal 2008, domestic, U.S. and international markets began a slide which continued through the end of the fiscal year and beyond. Management made a decision early in the downturn to preserve capital by divesting from much of its liquid holdings and was able to mitigate a good portion of the potential downside. In comparison to other widely-used benchmarks the Company outperformed, as the Dow Jones Industrial Average lost (23.1%) over the Company’s fiscal year period, while the S&P 500 and TSX lost (24.9%) and (17.5%), respectively.
Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits. Total operating expenses for the twelve months ended September 30, 2008 were approximately $1.5 million, compared to $1.9 million for the same period last year, as a result of lower management compensation.
Fiscal 2008 pre tax loss from the Merchant Banking segment totaled approximately ($5.8) million, compared to earnings of $3.3 million last year.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office. Due to the unpredictable nature of certain maintenance and operating costs, there is no assurance that recovered amounts will continue to be in excess of actual expenditures. For the twelve months ended September 30, 2008 these expenses, excluding depreciation, totaled approximately $2.0 million, compared to approximately $2.4 million in the prior year.
In fiscal 2007, the Corporate segment of the Company’s operations earned approximately $0.4 million in interest revenue from cash set aside to fund the Company’s substantial issuer bid, which closed in January 2007. Approximately $30 million was segregated for this purpose and held in secure cash investments bearing a nominal interest rate. As the substantial issuer bid was completed, it is not expected that additional interest income will be earned within the corporate segment.

Income Taxes
Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has increased its valuation allowance on its future tax assets. As a result of the valuation allowance, the current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods. Income tax expense for the year was $3.7 million. All of the expense is a result of a revaluation of the Company’s future tax asset.
Income from discontinued operations
Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal year 2008 was $nil and for the fiscal year 2007 was approximately $0.4 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected.
Discontinued operations as detailed in note 21 to the Financial Statements as follows:

Fiscal year:	2008	2007	2006

Net revenue	$—	$—	$21,432,172

Operating expenses	—	—	17,460,973
Interest income	—	—	(60,327)
Depreciation	—	—	1,294,822
Income tax expense	—	—	582,122

Earnings from discontinued operations (excluding gain on sale)	—	—	2,154,582

Minority interest	—	—	347,599

Gain on sale of discontinued operations	—	375,514	5,721,229

Earnings from discontinued operations	$—	$375,514	$7,528,212

Net earnings (loss)
Net loss for the twelve months ended September 30, 2008 was ($10.2) million, compared to earnings of $3.0 million for the twelve months ended September 30, 2007. On a per share basis the net loss in the current year was ($1.11) per share compared to earnings of $0.23 last year.
The earnings per share calculations are based on fully diluted weighted average shares outstanding of 9,122,688 this year compared to 13,155,910 last year.

THREE MONTHS ENDED SEPTEMBER 30, 2008, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2007
On a consolidated basis, the net loss for the fourth quarter of fiscal 2008 was ($8.3) million, compared to net earnings of $0.4 million for the fourth quarter of fiscal 2007.
The comparative results for the fourth quarter of fiscal 2007 include a final adjustment to the gain on disposition of the UK and European operations. The amount is included as discontinued operations as a result of the sale of ECG Holdings (UK) in fiscal 2006. Income from discontinued operations was nil in fiscal 2008. From continuing operations, fully diluted net loss per share for this year’s fourth quarter was ($0.95), compared to $nil last year. Earnings from discontinued operations in the fourth quarter of fiscal 2008 were $nil compared to $0.04 per fully diluted share in the fourth quarter of fiscal 2007.
Consumer and Retail Branding Segment
Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.
The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30
	(in millions)
	2008	% of total	2007	% of total
By customer location:
USA and South America	$1.5	44%	$2.2	65%
Canada	1.3	37%	0.9	26%
Middle East and Asia	0.7	19%	0.3	9%

	$3.5	100%	$3.4	100%

Net revenue for the three months ended September 30, 2008 was $3.5 million, compared to $3.4 million for the three months ended September 30, 2007, an increase of $0.1 million. The principal reason for the increase in net revenue from last year to this year was new business wins in the Middle East region. New developments continue to be built and the Company has positioned itself well in the region.
Net revenue from U.S. and South American customers decreased by approximately $0.7 million for the fourth quarter of fiscal 2008 as compared to the same period last year, while net revenue from the Canadian based customers increased by $0.4 million. Net revenue from the Middle East and Asia region increased $0.4 million.
Operating expenses, excluding depreciation, for the fourth quarter of 2008 were $3.4 million, compared to $3.0 million in the fourth quarter of fiscal 2007, mainly due to increased labour costs. Expressed as a percentage of revenue, operating expenses were 99.2% this year compared to 88.2% last year.
Salaries and benefits expenses for the fourth quarter of 2008 were $2.9 million compared to $2.6 million for the fourth quarter last year, an increase of $0.3 million or 11.5%. Salaries and benefits levels increased as a result of the increase in revenue, as well as an increase in subcontracted labour, as discussed in the full year results analysis. Salaries and benefits expense as a percent of net revenue was 83.1% for this year’s fourth quarter compared to 74.9% for the same period last year.
General and administrative expenses were $0.4 million in the current quarter compared to $0.3 million in the same period last year. General and administrative expenses as a percent of net revenue were 11.1% for this year’s fourth quarter compared to 8.4% in the same period last year.
Occupancy costs for both the current quarter and last year’s comparable period were $0.2 million. Occupancy costs as a percent of net revenue were 5.9% in the fourth quarter of fiscal 2008 compared to 4.7% in the same period last year.
Depreciation expense for the three months ended September 30, 2008 and three months ended September 30, 2007 was $0.1 million.
There was a small amount of interest income for the three months ended September 30, 2008 and a small amount of interest expense for the same period last year.
Pre-tax losses from the Branding segment were ($0.1) million in fiscal 2008 compared to pre-tax earnings of $0.3 million in the fourth quarter of fiscal 2007.
Merchant Banking Segment
For the fourth quarter ended September 30, 2008 the merchant banking segment experienced net investment losses of ($3.8) million, compared to investment gains of $1.0 million in the same period last year. The majority of the losses in the current quarter were due to downward adjustment to market value of its investments as at September 30, 2008 compared to their value at the end of the prior quarter. The business also realized losses on sale of some investments as part of the decision to rebalance its portfolio during the market downturn.
Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the quarter were approximately $0.2 million, compared to $0.5 million for the same period last year.
During the fourth quarter of fiscal 2008 pre tax losses from the Merchant Banking business totaled approximately ($4.0) million, compared to pre-tax earnings of $0.5 million in the same period last year.
Corporate
Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy. In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations. During the current quarter these expenses totaled approximately $0.5 million, compared to $0.9 million for the same period last year.

Income Taxes
The income tax expense for the period was $3.7 million. The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the value of the future tax asset based on the Company’s results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end. The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.
Income from discontinued operations
The income from discontinued operations, net of income taxes and minority interests, for the fourth quarter of fiscal 2008 was nil compared to $0.4 million for the fourth quarter of fiscal 2007.
Net (loss) earnings
Net loss for the three months ended September 30, 2008 was ($8.3) million, compared to earnings of $0.4 million for the three months ended September 30, 2007. On a per share basis the net loss in the current quarter was ($0.95) per share compared to earnings of $0.04 last year. The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,688,245 for the current quarter compared to 9,747,620 in the same period last year.

SUMMARY OF QUARTERLY RESULTS

	Q4 2008	Q3 2008	Q2 2008	Q1 2008

Net revenue	($0.3) million	$3.5 million	$3.3 million	$4.7 million

Net earnings (loss):
From continuing operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million
Including discontinued operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million

Net earnings per share
From continuing operations
Basic	($0.95)	($0.14)	($0.10)	$0.04
Diluted	($0.95)	($0.14)	($0.10)	$0.04
Including discontinued operations
Basic	($0.95)	($0.14)	($0.10)	$0.04
Diluted	($0.95)	($0.14)	($0.10)	$0.04

	Q4 2007	Q3 2007	Q2 2007	Q1 2007

Net revenue	$4.5 million	$4.3 million	$3.8 million	$5.0 million

Net earnings (loss):
From continuing operations	($0.01) million	$0.20 million	$0.86 million	$1.59 million
Including discontinued operations	$0.36 million	$0.20 million	$0.86 million	$1.59 million

Net earnings (loss) per share
From continuing operations
Basic	$0.00	$0.02	$0.07	$0.08
Diluted	$0.00	$0.02	$0.07	$0.08
Including discontinued operations
Basic	$0.04	$0.02	$0.07	$0.08
Diluted	$0.04	$0.02	$0.07	$0.08

RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Summary of material adjustments to net earnings (loss) for the years ended September 30, 2008, 2007 and 2006 required to conform to US GAAP. Detailed information can be found in note 22 to the Financial Statements.

	2008	2007	2006

Net (loss) earnings — Canadian GAAP	$(10,158,145)	$3,016,719	$2,136,186
Cash held in escrow 22(a)	2,803,549	(103,549)	(2,700,000)
Capitalized incorporation costs 22(f)	66,339	(66,339)	—
Income recognized on reclassification of investments 22(g)	—	77,416	—
Gains on privately-held securities 22(g)	—	(1,147,500)	—
Fair value adjustment on restricted securities 22(g)	1,619,615	—	—

Net (loss) earnings based on U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

Net (loss) earnings from continuing operations	$(8,472,191)	$1,401,233	$(5,392,026)
Net earnings from discontinued operations (Notes 21)	$2,803,549	$375,514	$4,828,212

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2008	2007

Total assets based on Canadian GAAP	$36,482,044	$50,792,314
Cash held in escrow 22(a)	—	(2,803,549)
Capitalized incorporation costs 22(f)	—	(66,339)
Investments held for trading 22(g)	—	(1,147,500)
Fair value adjustment on restricted securities 22(g)	472,115	—

Total assets based on U.S. GAAP	$36,954,159	$46,774,926

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2008	2007

Shareholders’ equity based on Canadian GAAP	$32,159,321	$45,157,001
Cash held in escrow 22(a)	—	(2,803,549)
Capitalized incorporation costs 22(f)	—	(66,339)
Gains on privately-held securities 22(g)	—	(1,147,500)
Fair value adjustment on restricted securities 22(g)	472,115	—

Shareholders’ equity based on U.S. GAAP	$32,631,436	$41,139,613

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2008	2007	2006

Net (loss) earnings for the year in accordance with U.S. GAAP	$(5,668,642)	$1,776,747	$(563,814)

Unrealized gain (loss) on available for sale securities arising during the year	—	—	242,378

Less: reclassification adjustment for gains realized in net income	—	(242,378)	5,859

Change in cumulative translation adjustment account	76,519	(25,514)	2,101,995

	$(5,592,123)	$1,508,855	$1,786,418

B. Liquidity and Capital Resources
As at September 30, 2008, Envoy had working capital of $24.5 million, compared to September 30, 2007, when it had a working capital of $33.3 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $17.7 million at September 30, 2008 and $27.6 million at September 30, 2007. The principal reason for the decrease was the deterioration in market value of the investments.
Approximately $2.0 million in cash was generated from operations during the twelve months ended September 30, 2008, compared to $1.6 million for the twelve months ended September 30, 2007. The main source of funds was the sale of investments held for trading. The cash provided from continuing operations was used to finance an increase in accounts receivable due to the growth of the branding business. The accounts receivable balance at year end was particularly high due to several large invoices not collected until October 2008.
The Company used approximately $2.9 million of working capital to repurchase 1,064,930 shares of the Company pursuant to the normal course issuer bid. A similar amount of funds was used to repurchase shares in fiscal 2007 under the previous normal course issuer bid.
The Company used funds not otherwise invested in the market to pay down its operating line of credit in fiscal 2008 in order to minimize interest charges. The revolving credit facility is available up to a maximum of $2.0 million, and was almost fully utilized at September 30, 2007. At September 30, 2008, there were no borrowings under the credit facility.
During fiscal 2008, the Company reinvested the proceeds from loans receivable into capital assets to support the branding business. In the prior year, the Company used proceeds from the sale of investments to fund its substantial issuer bid resulting in the repurchase of more than 40% of the outstanding shares.
Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.
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
Revenue Recognition — Branding segment
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
The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete. Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.
Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.
Revenue Recognition — Merchant banking segment
Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
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

(ii) Privately-held investments:
Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.
Discontinued operations
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
Recently Adopted Accounting Policies
Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:
(i) CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;
(ii) CICA Handbook Section 3862, Financial Instruments — Disclosure, which requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;
(iii) CICA Handbook Section 3863, Financial Instruments — Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. The initial adoption of this standard did not have a material effect on the financial position or earnings of the Company.
10. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Goodwill and Intangible Assets
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred. Section 1000,

Financial Statement Concepts, was also amended to provide consistency with this new standard. These new standards are effective for years beginning on or after October 1, 2008. The Company is currently assessing the impact of these standards on its consolidated financial statements.
International Financial Reporting Standards (“IFRS”)
On February 13, 2008 the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company continues to monitor, and assess, the impact of the convergence of Canadian GAAP and IFRS.
Fair Value Measurements (“SFAS 157”)
FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This Standard applies under other accounting pronouncements where fair value is the relevant measurement attribute and as a result does not require any new fair value measurements. The Standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.
Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”)
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure financial instruments and certain other items at fair value. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related financial assets and financial liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement for accounting for financial instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this Standard but believes that the impact will not be significant.
FIN 141(R), Business Combinations and FAS 160, Noncontrolling Interests in Consolidated Financial Statements
These Statements are effective for fiscal years beginning after December 15, 2008. FIN 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS160 requires all entities to report non-controlling (minority) interests in subsidiaries in the same way — as equity in the consolidated financial statements. The impact of adopting these Standards is not expected to be material.

FAS 161, Disclosures about Derivative Instruments and Hedging Activities.
This standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early adoption encouraged. The impact of adopting this Standard is not expected to be material.
FORWARD LOOKING STATEMENTS
All statements in this annual report on Form 20-F that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended (the “1933 Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in this Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements
C. Research and Development, Patents and Licenses, etc.
     Not applicable.
D. Trend Information
     Not applicable.
E. Off-Balance Sheet Arrangements
     None.

F. Commitments and Contractual Commitments
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2008:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$1,088,837	$769,670	$317,647	$1,520
Long term debt	69,599	69,599	—	—

Total contractual cash obligations	$1,158,436	$839,269	$317,647	$1,520

G. Safe Harbor
See “Special Note Regarding Forward-Looking Statements” in the introduction to this Form 20-F.
Item 6: Directors and Senior Management and Employees
A. Directors and Senior Management
The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2008. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name
Age	Positions Held with Envoy

Geoffrey B. Genovese	President, Chairman and Chief
54	Executive Officer and Director

J. Joseph Leeder	Executive Vice President Mergers
54	& Acquisitions and Chief Financial Officer

John H. Bailey	Executive Vice President,
63	Corporate Secretary and Director

David Hull [1] [2] [3]	Director
52

Hugh Aird [1] [2] [3]	Director
52

David Parkes [1] [2] [3]	Director
52

[1]	Member of the Audit Committee

[2]	Member of the Compensation Committee

[3]	Member of the Nominating and Corporate Governance Committee

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

The Business Corporations Act (Ontario) (“OBCA”) requires that at least 25% of Envoy’s directors be Canadian residents. There are no arrangements or understandings between any director or executive officer of Envoy with major shareholders, customers or others, pursuant to which he or she was selected as such.
There are no family relationships between any of the persons named above.
B. Compensation
The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2008 paid to the Chief Executive Officer of Envoy and the four other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
Name and			Other		Option/SARs	Restricted	LTIP	All Other
Principal	Salary		Annual		Granted	Share Units	Payouts	Compensation
Position	($)	Bonus	($)		(#)	($)	($)	($)

Geoffrey B. Genovese,	$550,000	—	$321,086	[1]	—	—	—	$162,617 [2]
Chairman, President and Chief Executive Officer
J. Joseph Leeder,	$400,000	—	$20,603		—	—	—	—
Vice President, Mergers and Acquisitions and Chief Financial Officer
John H. Bailey,	$300,000	—	—		—	—	—	—
Executive Vice President, and Secretary
Colin Beaton	$260,691	—	—		—	—	—	—
Managing Director, Watt Retail Design Practice
Patrick Rodmell,	$331,923	$75,000	—		—	—	—	—
Managing Director, Watt International Inc.

[1]	Included in this amount is $300,000 which was paid to a corporation related to Mr. Genovese as an annual management fee.

[2]	Mr. Genovese received taxable benefits for life insurance premiums paid by the Corporation and a car allowance.

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
The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:
Stock Options Exercised During 2008 Fiscal Year

			Unexercised Options	Value of Unexercised In
	Number of		at	the Money Options at
	Shares	Aggregate	FY-End Exercisable/	FY-End
	Acquired on	Value Realized	Unexercisable	Exercisable/Unexercisable
Name	Exercise	($)	(#)	($)
Geoff Genovese	Nil	Nil	80,000/nil	nil/nil
Joseph Leeder	Nil	Nil	nil/nil	nil/nil
John H. Bailey	Nil	Nil	40,000/nil	nil/nil
Patrick Rodmell	13,333	$23,466	15,000/nil	nil/nil
Colin Beaton	Nil	Nil	nil/nil	nil/nil
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
Colin Beaton has agreed to act as the General Manager of Watt International Inc. (Dubai Branch) at an annual base compensation of AED $910,900 (Cdn $262,885), together with a discretionary cash bonus based on the performance of Watt International Inc. (Dubai Branch). This agreement provides for a severance payment equivalent to his base salary for a period of one hundred and twenty days, if his services are terminated by Watt International Inc. (Dubai Branch).
Patrick Rodmell has agreed to act as the President and CEO of Watt International Inc. at an annual base salary of $350,000.00, together with an annual cash bonus based on the performance of Watt International Inc. This agreement provides for a severance payment equivalent to his base salary for a period of one year, if his employment is terminated, without cause, by Watt International Inc.
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
In the fiscal year ended September 30, 2008, Envoy paid approximately $215,000 to John H. Bailey Professional Corporation for legal services provided to Envoy. John H. Bailey Professional Corporation is wholly-owned by John H. Bailey.
Directors’ and Officers’ Liability Insurance:
The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $15,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $142,000.
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
Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2007, the independent directors have held six meetings without non-independent directors present. In addition, the compensation committee held five meetings and the audit committee met nine times since October 1, 2007.
Between October 1, 2007 and November 30, 2008, inclusive, the Board held 8 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended [1]

Hugh Aird	8 of 8
John Bailey	8 of 8
Geoff Genovese	8 of 8
David Hull	8 of 8
David Parkes	7 of 8

Note: [1] In addition, Messrs. Aird, Hull and Parkes attended six meetings of the independent directors, at which Messrs. Genovese and Bailey were not eligible to attend. Messrs. Aird, Hull and Parkes also attended nine meetings of the audit committee and five meetings of the compensation committee.

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
In addition to the Board’s statutory responsibilities under the OBCA, the Board’s “stewardship” responsibilities include the following: (a) assessing the principal risks arising from or incidental to the business activities of the Company; (b) appointing all senior executives of the Company and, through the Compensation Committee of the Board, developing and implementing the executive compensation policies and reviewing the performance of the President and Chief Executive Officer with reference to the Company’s policies, stated budget and other objectives; (c) overseeing the Company’s policies regarding public communications, investor relations and shareholder communications; and (d) monitoring and assessing, through the Audit Committee of the Board, the scope, implementation and integrity of the Company’s internal information, audit and control systems.
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
D. Employees
As at November 30, 2008, Envoy had 87 full-time employees based in Toronto, Canada, 12 employees based in Dubai, UAE and 2 based in the United States. Of this total, 97 employees were engaged in consumer and retail branding and 4 were engaged in merchant banking.
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

E. Share Ownership
As of September 30, 2008, the options and other rights to purchase common shares of Envoy consisted of stock options to purchase 225,000 common shares.
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
The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 common shares. As at September 30, 2008 options to purchase 225,000 common shares had been granted and were outstanding under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.
The following table describes the options to acquire common shares that are outstanding pursuant to the Stock Option Plan or otherwise as of November 30, 2008:

	Number of Common
	Shares Under	Exercise
Class of Optionee	Options Granted	Price	Date of Expiry

Geoffrey Genovese	80,000	$4.00	May 24, 2009
John H. Bailey	40,000	$4.00	May 24, 2009
Joseph Leeder	nil	n/a	n/a
Patrick Rodmell	15,000	$4.00	May 24, 2009
Other	90,000	$4.00	May 24, 2009

Total	225,000

The following table sets forth shares owned by the Named Executive Officers and Directors as of November 30, 2008:

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class
Geoffrey Genovese	419,221	4.9%
Joseph Leeder	nil	nil
Colin Beaton	nil	nil
Patrick Rodmell	13,333	0.2%
John H. Bailey	25,000	0.3%
Hugh Aird	250	0.0%
David Hull	55,700	0.7%
David Parkes	10,000	0.1%
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
As of November 30, 2008, Envoy had an authorized share capital of unlimited common shares without par value, of which 8,558,377 common shares were issued and outstanding.
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
As of November 30, 2008, the Company had 5,526,317 transferable common share purchase warrants (the “Warrants”) outstanding. Following the consolidation described above, each five whole Warrants entitles the holder thereof, through February 20, 2009, to purchase one common share at a price of Cdn$9.00 per common share.
The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2008 with respect to each person known by Envoy to be the beneficial owner or, in the case of Envoy directors or Executive Officers, the beneficial owner of more than 2.5% of Envoy’s outstanding common shares. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. To the best of our knowledge, no significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years, with the exception of Messrs. Steven N. Bronson and Richard L. Scott, who owned 10.2% and 9.8% of the common shares at November 30, 2006, respectively. Both Messrs. Bronson and Scott tendered their shares under the Company’s substantial issuer bid, as discussed in Item 16E,

	Number of
Identity of	Common Shares	Percent of
Person or Group	Beneficially Owned	Outstanding Class

Geoffrey B. Genovese	419,221	4.9%
See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.
As of November 30, 2008 there were 8,558,377 outstanding common shares of Envoy of which 323,575 were held of record by 6 Non-U.S. residents and 8,234,802 were held of record by 19 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.
B. Related Party Transactions
As disclosed in Note 8 to the Financial Statements, the following are transactions that took place during fiscal 2008 and prior that involved related parties:
During fiscal 2008, the Company paid $215,000 (2007 — $244,786; 2006 — $230,785) for legal services to a director of the Company. Subsequent to year end, this director became an employee of the Company.
In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program. During the year, the

Company invested $200,000 in Sereno and at September 30, 2008 Envoy owned an approximate 30% interest. Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.
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
In June 2007, ECGP sold one of its investment properties to an officer of the Company. The net selling price was $625,000.
In March 2006, the Company, through its subsidiary ECGH, acquired an additional 5% of the shares of PWD from two former employees pursuant to the terms and conditions of the sale and purchase agreement for £52,679 ($104,758).
In June 2006, Envoy increased its ownership in PWD to approximately 80% by acquiring, through its subsidiary ECGH, approximately 10% of the shares from three shareholder managers in accordance with the terms and conditions of the sale and purchase agreement for £166,833 ($341,174) plus future payment consideration calculated based on performance. Future consideration payments were due on June 30, 2008. The group of three shareholder managers continued to own collectively approximately 20% of PWD. Effective September 15, 2006 Envoy sold its wholly owned UK subsidiary ECGH, including PWD and Gilchrist. See note 21 to the Consolidated Financial Statements, Discontinued Operations. Envoy subsequently sold PWD through its sale of ECGH.
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

	High	Low
Fiscal 2004	$10.75	$2.45
Fiscal 2005	4.50	2.30
Fiscal 2006	2.70	1.50
Fiscal 2007	4.71	2.35
Fiscal 2008	3.24	2.00

Quarterly 2008
First Quarter	3.24	2.72
Second Quarter	3.05	2.00
Third Quarter	3.14	2.37
Fourth Quarter	2.60	2.00

	High	Low
Quarterly 2007
First Quarter	3.10	2.35
Second Quarter	4.71	2.60
Third Quarter	4.42	3.05
Fourth Quarter	3.61	2.76

For the month ending
November 30, 2008	1.89	1.29
October 31, 2008	2.15	1.10
September 30, 2008	2.36	2.00
August 31, 2008	2.52	2.16
July 31, 2008	2.60	2.29
June 30, 2008	2.97	2.64
The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2004	U.S. $8.05	U.S. $1.85
Fiscal 2005	3.75	1.80
Fiscal 2006	2.36	1.31
Fiscal 2007	4.07	2.13
Fiscal 2008	3.39	1.90

Quarterly 2008
First Quarter	3.39	2.71
Second Quarter	3.04	2.23
Third Quarter	3.22	2.37
Fourth Quarter	2.66	1.90

Quarterly 2007
First Quarter	2.69	2.13
Second Quarter	4.04	2.50
Third Quarter	4.07	2.81
Fourth Quarter	3.45	2.81

	High	Low
For the month ending
November 30, 2008	1.59	1.08
October 31, 2008	2.04	0.82
September 30, 2008	2.20	1.90
August 31, 2008	2.62	2.11
July 31, 2008	2.66	2.22
June 30, 2008	3.00	2.58
On November 30, 2008 the closing price of the common shares as reported on the TSX was $1.65 and on NASDAQ was U.S. $1.36.
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
The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity. An investment in common shares of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the investment is to acquire control of Envoy and the value of the assets of Envoy is not less than $295,000,000 for 2008. A non-Canadian would acquire control of Envoy for the purposes of the Investment Act if such investor acquired a majority of the voting interest of Envoy unless it could be established that, on the acquisition, Envoy was not controlled in fact by the acquirer through the ownership of common shares.
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
E. Taxation
Certain Canadian Federal Income Tax Considerations
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
The following summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), and the regulations thereunder and the Canada- United States Income Tax Convention (1980) as amended (the “Convention”), all proposed amendments to the ITA and the regulations thereunder publicly announced by the Department of Finance, Canada prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency. Except for the foregoing, this summary does not take into account or anticipate any changes in the law or the Convention or the administrative policies or assessing practices of the Canada Revenue Agency whether by legislative, governmental or judicial action or decision, and does not take into account or anticipate provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.
The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm’s length with Envoy, are not affiliated with Envoy, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules; and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada, are “qualifying persons” entitled to the benefits of the Convention, and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a “U.S. Holder”).

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is 15%. However, in certain circumstances, the rate of such withholding is 5%.
A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a designated stock exchange, for the purposes of the ITA, such as the TSX, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of a disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy, or an interest therein or an option in respect thereof, was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a recognized stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will generally not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Revenue Agency when certain property is disposed of.
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
Mark-to-Market Election
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
The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.
(i) Liquidity risk
Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.
The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.
(ii) Market risk:
Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.
(iii) Currency risk:
The Company is subject to currency risk through its activities in the United States and overseas. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks. At September 30, 2008, the Company had outstanding foreign exchange contracts to purchase 500,000 US dollars at 1.0641 expiring November 2008 and 5,000,000 Euros at an average rate of 1.5090 expiring between October and December 2008. The Company also had an outstanding contract to sell 1,000,000 Euros at 1.4920, expiring September 30, 2009. The net liability of $83,650 arising from these contracts has been included in accounts payable and accrued liabilities. The gains and losses from these contracts have been included in general and administrative expenses.
(iv) Credit risk:
The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2008, one customer represented 32% of accounts receivable (2007 — one customer represented 19% of accounts receivable).
The Company’s loans receivable are secured by both a general security agreement on the assets in the investee company as well as collateralized by the underlying shares.
Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.
(v) Interest rate risk:
Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. All of the Company’s interest bearing investments are at fixed rates, hence there is no exposure to interest rate fluctuations while investments are held. As at September 30, 2008, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

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
D. Not applicable.
E. Not applicable.
Item 15: Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a — 15(e) and 15d- 15(e)) as of September 30, 2008, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.
There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2008 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.
Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2008.
This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management’s report in this annual report.
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
No material change report has been filed since October 1, 2007 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
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
Directors and officers of the Company are required under the OBCA to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Item 16C: Principal Accountant Fees and Services
(a)	AUDIT FEES were $250,000 in 2008 and $250,000 in 2007. These fees include year end audit work, consents, reviews and assistance with regulatory filings.
(b)	AUDIT-RELATED FEES were $15,650 in 2008 and $10,000 in 2007. These fees include assistance with due diligence and accounting research.
(c)	TAX FEES were $42,500 in 2008 and $25,000 in 2007. These fees include tax compliance services and tax advice.
(d)	All OTHER FEES were $nil in 2008, and $nil in 2007.
(e)	In accordance with the Company’s Audit Committee Charter, the Audit Committee ensures the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Company and pre-approves all audit fees and non-audit services to be provided to the Company or any subsidiary by the independent auditor. All services provided to the Company after the adoption of the Audit Committee Charter were pre-approved by the Audit Committee.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Not Applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
From October 1, 2007 through November 30, 2008, the Company repurchased and cancelled 1,092,189 common shares for cash consideration of $2,992,359. The Company repurchased 188,309 shares for cash consideration of $572,942 pursuant to the terms of a normal course issuer bid which began on February 7, 2007 and ended on February 6, 2008. In addition, the Company repurchased 903,880 shares for cash consideration of $2,419,417 pursuant to the terms of a normal course issuer bid which began on February 7, 2008 and ends on February 6, 2009. The Company is authorized to repurchase and cancel up to 10% of the public float of the shares.

				(d) Maximum Number
			(c) Total Number	(or Approximate
		(b) Average	of Shares (or Units)	Dollar Value) of Shares
	(a) Total Number	Price Paid	Purchased as Part	(or Units) that May Yet
	of Shares (or	per Share	of Publicly Announced	Be Purchased Under the
Period	Units) Purchased	(or Units)	Plans or Programs	Plans or Programs

October 1, to October 31, 2007	93,740	$3.08	93,740	94,612
November 1, to November 19, 2007	94,569	$3.01	94,569	nil
February 7, to February 29, 2008	30,000	$2.61	30,000	873,880
March 1, to March 31, 2008	211,755	$2.63	211,755	662,125
April 1, to April 30, 2008	353,570	$2.65	353,570	308,555
May 1, to May 31, 2008	79,800	$2.81	79,800	228,755
June 1, to June 30, 2008	40,400	$2.85	40,400	188,355
July 1, to July 31, 2008	43,673	$2.52	43,673	144,682
August 1, to August 31, 2008	13,800	$2.37	13,800	130,882
September 1, to September 30, 2008	103,623	$2.21	103,623	27,259
October 1, to October 3, 2008	27,259	$2.02	27,259	nil

Total	1,092,189		1,092,189

PART III
Item 17: Financial Statements

(a)	Envoy Capital Group Inc.

	(i)	Auditors’ Report on the financial statements for the year ended September 30, 2008	F-1

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Auditors’ Report on the financial statements for the year ended September 30, 2008 and 2007

	(ii)	Consolidated Balance Sheets as at September 30, 2008 and 2007	F-2

	(iii)	Consolidated Statements of Operations for the years ended September 30, 2008, 2007 and 2006	F-3

	(iv)	Consolidated Statements of (Deficit) Retained Earnings for the years ended September 30, 2008, 2007 and 2006	F-4

	(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2008, 2007 and 2006	F-5

	(vi)	Notes to Consolidated Financial Statements	F-6
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

ENVOY CAPITAL GROUP INC.
Date: December 22, 2008	/s/ GEOFFREY B. GENOVESE
	Name:	Geoffrey B. Genovese
	Title:	Chairman, President and Chief Executive Officer