Form 20-F/A
period 2008-09-30
ENVOY CAPITAL GROUP INC.
filed 2009-03-16
CIK 1031516

As filed with the Securities and Exchange Commission on March 16, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
YES:   ☐       NO:   ☑

EXPLANATORY NOTE
Envoy Capital Group Inc. (the “Registrant”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended September 30, 2008 (the “Form 20-F”), solely to amend the introduction to paragraph 4 of the certifications of Envoy’s Chief Executive Officer and Chief Financial Officer required by form 20-F and Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934, as amended, which referred to the Registrant’s disclosure controls and procedures but inadvertently omitted a required reference to the Registrant’s internal control over financial reporting. Corrected versions of such certifications are attached as exhibits to this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the original filing of the Form 20-F or modify or update the disclosures therein in any way other than as described above.

Item 19:	Exhibits
EXHIBIT INDEX

Exhibit No.	Description

1.1*	Articles of Incorporation and By-Law No. 1 (as amended on May 2, 2000) of Envoy Communications Group Inc.

1.2**	Articles of Amendment (as amended on January 9, 2004) and By-Law No. 1 of Envoy Communications Group Inc.

1.3**	Articles of Amendment (as amended on January 21, 2005) and By-Law No. 1 of Envoy Communications Group Inc.

1.4 †	Articles of Amendment (as amended on March 30, 2007) and By-Law No. 1 of Envoy Capital Group Inc.

8.1 †	List of Significant Subsidiaries (contained in Item 4.C hereof)

11.1***	Code of Business Conduct

11.2***	Complaint Procedures for Accounting and Auditing Matters

11.3***	Board Mandate

12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 †	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1***	Audit Committee Charter

15.2***	Compensation Committee Charter

15.3***	Nominating and Corporate Governance Committee Charter

17 †	Financial Statements

*	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on May 15, 2000 (Commission File No. 000-30082).

**	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2006 (Commission File No. 000-30082).

***	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2005 (Commission File No. 000-30082).

†	Filed previously.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

ENVOY CAPITAL GROUP INC.
Date: March 16, 2009	/s/ J. JOSEPH LEEDER
	Name:	J. Joseph Leeder
	Title:	Chief Executive Officer

5