Form 20-F
period 2009-09-30
ENVOY CAPITAL GROUP INC.
filed 2009-12-17
CIK 1031516

As filed with the Securities and Exchange Commission on December 16, 2009

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐          Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒          Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2009

OR

☐          Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________to ___________

OR

☐          Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _____________

Commission file number 0-30082

ENVOY CAPITAL GROUP INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

30 St. Patrick St., Ste. 301, Toronto, Ontario, Canada M5T 3A3

(Address of principal executive offices)

Andrew Patient, Tel. 416-593-3725 Fax 416-593-4434, 30 St. Patrick St., Ste.301, Toronto Ontario, Canada M5T 3A3

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2009, there were 8,558,377 common shares outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    YES: ☐     NO: ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to 13 or 15 (d) of the Securities Exchange Act of 1934.   YES: ☐      NO: ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES:  ☒  NO: ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   YES:  ☒  NO: ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☒

Indicate by check mark which financial statement item the Registrant has elected to follow.Item 17: ☒         Item 18: ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES: ☐    NO: ☒

The certifications are exhibits, not part of body.

References in this annual report to “the Company” and ‘Envoy’ mean Envoy Capital Group Inc. and its subsidiaries, unless otherwise specified.

The Company presents its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$“ are to Canadian dollars, references to “U.S.” are to United States dollars, “€” are to Euro dollars and references to “£“ are to British pounds. See “Selected Financial Data” in Item 3 of this Form 20-F.

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

A. Selected Financial Data¹

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

Fiscal Years Ended September 30	2009	2008	2007	2006 (2)	2005 (3)
(all amounts in thousands exceptper share data)

Statement of Operations Data:

Net Revenue	$12,318	$11,260	$17,551	$9,672	$19,567

(Loss) Earnings From Continuing Operations (4)	(10,476)	(10,158)	2,641	(5,392)	3,074

Earnings From Discontinued Operations	-	-	375	7,528	2,868

(Loss) Earnings From Continuing Operations BasicEarnings Per Share	(1.22)	(1.11)	0.20	(0.27)	0.14

(Loss) Earnings From Continuing OperationsDiluted Earnings Per Share	(1.22)	(1.11)	0.20	(0.27)	0.14

Net (Loss) Earnings (4)	(10,476)	(10,158)	3,017	2,136	5,942

Net (Loss) Earnings PerShare Basic	(1.22)	(1.11)	0.23	0.10	0.27

Net (Loss) EarningsPer Share Diluted (4)	(1.22)	(1.11)	0.23	0.10	0.27

¹The Consolidated Financial Statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).  Reconciliation to U.S. GAAP for fiscal 2009, 2008 and 2007 is set forth in Note 24 to the Notes to the Consolidated Financial Statements. The fol1owing would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net revenue 2009 ($586), 2008 $4,255, 2007 ($5,148), 2006 $nil and 2005 $nil; (Loss) earnings from continuing operations 2009 ($283), 2008 $1,686, 2007 ($1,240), 2006 $nil and 2005 $344; (Loss) earnings from continuing operations earnings per share basic 2009 ($0.04), 2008 $0.18, 2007 ($0.09), 2006 $nil and 2005 $0.01; (Loss) earnings from continuing operations earnings per share diluted 2009 ($0.04), 2008 $0.18, 2007 ($0.09), 2006 $nil and 2005 $0.01; Net  (loss) earnings 2009 ($283), 2008 $4,490, 2007 ($1,240), 2006 ($2,700) and 2005 $344; and Net (loss) earnings per share basic 2009 ($0.04), 2008 $0.49, 2007 ($0.09), 2006 ($0.13) and 2005 $0.01; Net (loss) earnings per share diluted 2009 ($0.04), 2008 $0.49, 2007 ($0.09), 2006 ($0.13) and 2005 $0.01.

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

As at September 30	2009	2008	2007	2006 (2)	2005 (3)
(all amounts in thousands)

Balance Sheet Data:

Current Assets	$21,476	$28,823	$38,832	$68,701	$44,759

Total Assets (6)	23,595	36,482	50,792	81,274	84,057

Total Debt (5)	-	70	157	252	361

Shareholders’ Equity (6)	21,624	32,159	45,157	75,047	73,555

(Deficit) Retained Earnings (7)	(17,540)	(7,064)	3,094	(40,266)	(42,403)

2   The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2006 of Watt Gilchrist Limited (“Gilchrist”) and Parker Williams Design Limited (“PWD”) is £1.00 to $2.0571 and with respect to the Balance Sheet Data of Gilchrist and PWD is £1.00 to $2.1044. Except as set forth in footnotes 4 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

3   The exchange rate utilized with respect to the Statement of Operations Data for the fiscal year ended September 30, 2005 of Watt Gilchrist Limited (“Gilchrist”) is £1.00 to $2.2641 and with respect to the Balance Sheet Data of Gilchrist is £1.00 to $2.0648. The exchange rate utilized with respect to the Statements of Operations Data for the fiscal year ended September 30, 2005 of Parker Williams Design Limited (“PWD”) is £1.00 to $2.2428. The exchange rate utilized with respect to the Balance Sheet Data of PWD is £1.00 to $2.0648. Except as set forth in footnotes 4 and 6, no other acquisitions by Envoy materially affect the comparability of the information in the Selected Financial Data.

4 As reflected in Note 24 to the Consolidated Financial Statements, the net (loss) earnings from continuing operations for the fiscal years ended September 30, 2009, 2008, 2007, 2006, and 2005 were ($10,759), ($8,472), $1,401, ($5,392) and $3,418, respectively under U.S. GAAP. The net (loss) earnings for the fiscal years ended September 30, 2009, 2008, 2007, 2006 and 2005 were ($10,759), ($5,668), $1,777, ($564) and $6,286, respectively under U.S. GAAP. The diluted net (loss) earnings per share for the years ended September 30, 2009, 2008, 2007, 2006 and 2005 were ($1.26), ($0.62), $0.14, ($0.03) and $0.28, respectively under U.S. GAAP.

As described above, on January 21, 2005, Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

5  Total debt includes both the current and long term portion of debt.

6  As reflected in Note 24 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2009, 2008, 2007, 2006, and 2005 was $21,813, $32,631, $41,140, $72,589, $73,550 and $77,066, respectively under U.S. GAAP. Total assets as of September 30, 2009 and 2008 under U.S. GAAP would exclude fair value adjustments of $189 and $472, respectively.  In addition, total assets as of September 30, 2007, 2006, and 2005 under U.S. GAAP would exclude the unrealized gain on private equities of $1,147, $nil, and $nil, respectively, include the unrealized gain (loss) on securities for sale of $nil, $242 and ($6), respectively, exclude capitalized incorporation costs of $66, $nil, and $nil, respectively, and exclude cash held in escrow relating to the sale of the UK operations of $2,803, $2,700, and $nil, respectively.

7  Retained earnings as of September 30, 2009, 2008, 2007, 2006, and 2005, excludes the cumulative foreign currency translation adjustment of $nil, $nil, ($77), ($51) and ($2,153), respectively. See Note 2(f) in the Notes to Consolidated Financial Statements of Envoy.

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

Exchange Rates:

On December 11, 2009, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve was $1.00 U.S. to $1.0583. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve.

Fiscal Year Ended September 30,
	2009	2008	2007	2006	2005
Average *	$1.1787	$1.0101	$1.0885	$1.1151	$1.2171

* The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

For the Month Ended
	November 2009	October 2009	September 2009	August 2009	July 2009	June 2009
High	$1.0742	$1.0843	$1.1060	$1.1097	$1.1650	$1.1626
Low	$1.0458	$1.0289	$1.0615	$1.0650	$1.0791	$1.0828

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

The Company’s results of operations and its business depend on its relationship with a limited number of large clients. Set forth below is the percentage of net revenue during the fiscal year ended September 30, 2009 for each of the Company’s clients that accounted for 10% or more of its net revenue:

Fiscal Year Ended September 30, 2009

Client

The Great Atlantic and Pacific Tea Company	23%
McDonald’s Restaurants of Canada Limited	17%

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

The Company is subject to currency risk through its activities in the United States, Middle East and Europe.  Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company has begun to actively use derivative instruments to reduce its exposure to foreign currency risk.  In addition, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.

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

The Company is subject to credit risk.

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had one customer who represented 23% of accounts receivable as at September 30, 2009, and one customer who represented 32% of accounts receivable as at September 30, 2008. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.

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

The Company's future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of its existing services, attracting and maintaining clients, as well as competing market developments.  As a result, the Company may not be able to generate sufficient cash from its operations to meet additional working capital requirements, support additional capital expenditures or take advantage of investment or acquisition opportunities.  Accordingly, the Company may need to raise additional capital in the future.

The Company's ability to obtain additional financing will be subject to a number of factors, including market conditions and its operating performance.  These factors may make the timing, amount, terms and conditions of additional financing unattractive for the Company.  If the Company raises additional funds by selling equity securities, the relative equity ownership of its existing investors could be diluted or the new investors could obtain terms more favorable than previous investors.  If the Company raises additional funds through debt financing, it might incur significant borrowing costs.  If the Company is unable to raise additional funds when needed, or on terms acceptable to it, the Company's ability to operate and grow its business could be impeded.

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

Under U.S. federal income tax laws, the Company believes that it was a passive foreign investment company (“PFIC”) for the year ending September 30, 2009, and that it has been a PFIC in prior years, which may have adverse tax consequences for the Company’s shareholders in the United States. U.S. shareholders are urged to read the section titled “Certain United States Federal Income Tax Considerations” in Item 10 of this Form 20-F and to consult their tax advisors concerning the U.S. federal income tax consequences of holding the common shares of a PFIC.

Item 4:   Information on the Company

Envoy’s businesses include an international consumer and retail branding company and a merchant banking and financial services company.

Envoy conducts its branding services through its wholly-owned subsidiary, Watt International Inc. (“Watt International”), which is one of the world’s leading brand strategy and design consultancies. Envoy provides consulting, branding, packaging and retail design services to clients in Canada, the United States, Mexico, United Arab Emirates, China and South America, as well as project work for clients in other countries around the globe.  With two offices located in North America, Watt International’s clients include: The Great Atlantic and Pacific Company, McDonald’s Restaurants of Canada Limited, and Wal-Mart Stores Inc.

In 2009, the top three customers accounted for 23%, 17% and 7% of net revenue.  In 2008, the top three customers accounted for 22%, 19% and 15% of net revenue.  In 2008, two other customers accounted for 12% and 10% of net revenue, respectively.

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

The principal place of business of Envoy is 30 St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3. Envoy may be reached by telephone at (416) 593-1212 or facsimile at (416) 593 4434. Envoy’s website is www.envoy.to. Information contained on Envoy’s website does not constitute a part of this Form 20-F.

A.  History and Development of the Company

Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the corporation’s articles of incorporation by changing its name to Envoy Capital Group Inc.  Envoy’s registered office is located at St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3 (telephone 416/593-1212).

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

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”).  Envoy Monaco will be responsible for carrying on Envoy’s existing merchant banking business. Currently Envoy’s Merchant Banking Division is a diversified investment, financial advisory and consulting firm focused on the securities of public issuers.  Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of business sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.  The choice of the Principality of Monaco as the strategic location for Envoy’s world-wide merchant banking business was based on several factors, including:

*	A geographically strategic position, next to southern Mediterranean markets and two hours away from major European cities.
*	A unique political and economic environment.
*	A straightforward, advantageous fiscal system, for both individuals and companies.
*	The density of financial activities.
*	The presence of an efficient and easily accessible administrative infrastructure.
*	Security for both assets and people.
*	Excellent infrastructures for free movement of goods and people.
*	Exceptional political and social stability.

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

Envoy Capital Group is a merchant banking division of Envoy that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. Going forward, Envoy will also provide the necessary capital to allow Envoy Monaco to carry out its mandate.   Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors.  Currently, Envoy’s Merchant Banking Division is focused on the North American exchanges (e.g. NYSE, NASDAQ, TSX, AMEX), due to the liquidity and stability that those investments provide.  In the future, Envoy Monaco will start to focus on leveraging value investments on European exchanges as well as private companies in Europe.

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

C.          Organizational Structure

Envoy has operations in Monaco, the United States and Canada.  Envoy owns 100% of Watt International Inc. and 99.8% of Envoy Capital Group Monaco, S.A.M., its’ two operating subsidiaries.

D.          Property, Plants and Equipment

Envoy currently operates offices in the principality of Monaco and in Toronto, Canada. The terms of our principal leases are as follows:

Envoy’s principal executive offices consist of approximately 1,600 square feet located at 30 St. Patrick St., Ste. 301, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on April 1, 2009 and expires in March 2014 at a current annual rent of $52,200.  Envoy has an option to terminate the lease on or after March 31, 2012, upon payment of a penalty in the amount of $1,000 for each month remaining on the lease at the time of cancellation.

The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $466,836 that expires in March 2010.

The offices of Envoy Monaco consist of approximately 900 square feet located at Les Abeilles, 7 Boulevard d’Italie, 8th floor, Monte Carlo, Monaco.   These premises have been leased pursuant to lease with a term that commenced on April 1, 2009 and expires March 31, 2012, at a current annual rent of €38,400 (Cdn. $62,511).  The lease may be terminated on the first and second anniversary dates with three months written notice.

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

Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 24 of the Notes to Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.

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

Net revenue represents the Company's compensation for its non-agency services and is recognized only when collection of such net revenue is probable.    The Company's non-agency projects are short-term in nature. Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client.  Fees earned but not yet billed are included in accounts receivable.  Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

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

Tax Matters

With respect to Envoy’s 2009 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $26.8 million in loss carry forwards. Details on income taxes are set forth in Note 17 of the Notes to Consolidated Financial Statements.

A.  Operating Results

Net revenue from the continuing operations for the twelve months ended September 30, 2009 was $12.3 million, compared to $11.3 million for the twelve months ended September 30, 2008, an increase of $1.0 million.  The increase was a combination of improved returns in the merchant banking segment, offset partially by diminished revenue in the Consumer and Retail branding segment  Investment gains for the twelve months ended September 30, 2009 were $0.6 million compared to losses of ($4.3) million in the same period last year.

Salaries expense for the twelve months ended September 30, 2009, was $12.7 million, compared to $12.8 million in the twelve months ended September 30, 2008, a decrease of $0.1 million.  The labour to net revenue ratio for the twelve months ended September 30, 2009 was 103.1%, compared to 113.8% in the twelve months ended September 30, 2008.   The improvement in the salary ratio was due to an increase in the revenue base as a result of improved performance in the merchant banking segment.

Occupancy costs increased to $0.9 million for the twelve months ended September 30, 2009, from $0.6 million for the twelve months ended September 30, 2008 an increase of $0.3 million.  The occupancy cost to net revenue ratio was 6.9% for the twelve months ended September 30, 2009 compared to 4.6% for the twelve months ended September 30, 2008, due to one-time costs for the new office in Monaco and the closure of the office in Dubai.

The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in note 24 to the Consolidated Financial Statements.

SELECTED ANNUAL INFORMATION

	Fiscal 2009	Fiscal 2008	Fiscal 2007

Net revenue	$12.3 million	$11.3 million	$17.6 million

Net (loss) earnings:
From continuing operations	(10.5) million	(10.2) million	2.6 million
From discontinued operations	-	-	0.4 million
Total	(10.5) million	(10.2) million	3.0 million

Net (loss) earnings per share
Total
Basic	$(1.22)	$(1.11)	$0.23
Diluted	$(1.22)	$(1.11)	$0.23

From continuing operations
Basic	$(1.22)	$(1.11)	$0.20
Diluted	$(1.22)	$(1.11)	$0.20

From discontinued operations
Basic	$nil	$nil	$0.03
Diluted	$nil	$nil	$0.03

As at:	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007

Total assets	$23.6 million	$36.5 million	$50.8 million

Total long-term financial liabilities	$nil	$nil	$0.1 million

Cash dividends declared	$nil	$nil	$nil

FISCAL YEAR ENDED SEPTEMBER 30, 2009, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2008

On a consolidated basis, the net loss for the year ended September 30, 2009 was ($10.5) million compared to a net loss of ($10.2) million for the year ended September 30, 2008. On a fully diluted per share basis the net loss for fiscal year 2009 was ($1.22) per share compared to ($1.11) in fiscal 2008.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the year ended September 30, 2009 was $11.7 million, compared to $15.5 million for the year ended September 30, 2008, an decrease of $3.8 million.  The main reason for the decrease was reduced client spending.

The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30 (in millions)
By customer location:	2009	% of total	2008	% of total
USA and South America	$4.9	42%	$6.4	41%
Canada	4.7	40%	5.3	34%
Middle East and Asia	2.1	18%	3.8	25%
	$11.7	100%	$15.5	100%

Net revenue from the U.S. and South American based customers declined to $4.9 million in fiscal 2009 from $6.4 million in fiscal 2008, a reduction of $1.5 million,  as many of the retail clients scaled back on spending during a year that was largely affected by the economic downturn.   Net revenue from Canadian customers declined to $4.7 million in 2009 from $5.3 million in 2008 for many of the same reasons. Net revenue from the Middle East and Asia region decreased $1.7 million in fiscal 2009 as compared to fiscal 2008, primarily as a result of this region being affected by a slowing economy as large scale projects were put on hold or delayed indefinitely.

Revenue from the Middle East and Asia region is expected to decline significantly going forward as a result of the Company’s decision to close the Dubai branch in late fiscal 2009.  Signs of economic distress began to show in the region toward the end of the first quarter, considerably later than other regions of the globe.  Initially, it was thought that the unique nature of the region might insulate it somewhat from the problems elsewhere, however, once the downturn began, it spread rapidly to all sectors in the region.  Payments from clients slowed significantly and plans were curtailed on almost all projects on which the Company was working.  It became clear that the problems were unlikely to be short term in nature.  New business slowed to a halt and focus turned to collection of outstanding receivables.  By the fourth quarter of fiscal 2009 it became apparent that it was no longer economically viable for the Company to continue to staff and operate a branch office in Dubai and the decision was made to terminate the staff and close the office.  The impact of closing the office has been fully reflected in the financial statements for the year ended September 30, 2009.

Operating expenses, excluding depreciation and goodwill impairment, for the twelve months ended September 30, 2009 were $13.0 million compared with $13.5 million for the twelve months ended September 30, 2008, a decrease of $0.5 million.  Expressed as a percentage of revenue operating expenses were 110.8% this year compared to 87.3% last year.

Management made a decision to write down the goodwill associated with the Consumer and Retail branding division to nil at the end of fiscal 2009.  The impairment testing conducted at year end suggested that the fair value of the unit no longer supported the carrying value of goodwill.  While the closure of the Dubai branch was a factor in the evaluation, there became additional concerns regarding the health of the North American operations.  Given market conditions and the continued reluctance on the part of customers to increase their spending, it was management’s opinion that there was no remaining value related to goodwill.  While we are cautiously optimistic that we are nearing the end of the economic down cycle, the uncertainty surrounding key aspects of the business require that a conservative approach be taken with respect to goodwill.

Salaries and benefits expenses for the current fiscal year were $10.2 million compared to $10.9 million last year, a decrease of $0.7 million or 6.4%.  The decrease in these costs was a result of the reduction in staff as management worked on bringing labour costs down in reaction to declining revenues. Salaries and benefits expense as a percent of net revenue was 87.3% for the fiscal year 2009 compared to 70.7% in the prior year.  The relative reduction in salaries and benefits is smaller than the decline in net revenue for the same period mainly as a result of the lag effect of staff reductions in response to declining revenues.  As most of the staff are full-time, fixed salary personnel, revenue fluctuations must be seen to be more than temporary before adjusting staff levels in order to minimize hiring or termination costs.   Included in salaries and benefits for fiscal 2009 are severance costs of approximately $0.4 million.  Salaries cost are continually monitored to align costs with current and expected revenues.

General and administrative expenses were $1.8 million for the twelve months ended September 30, 2009, compared to $1.7 million for twelve months ended September 30, 2008, an increase of $0.1 million.  Losses on foreign currency translation due to a weaker U.S. dollar were approximately $0.3 million in fiscal 2009 compared to almost nil in fiscal 2008.  This offset the decrease of approximately $0.2 million in the other general and administration expenses for fiscal 2009 as compared to fiscal 2008.  General and administration expenses as a percent of net revenue were 15.4% for the current year compared to 11.0% last year.  The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.

Occupancy costs for the twelve months ended September 30, 2009 were $0.9 million, compared to $0.8 million for the same period last year.  The increase was as a result of additional charges related to closing the office in Dubai. Occupancy costs as a percent of net revenue were 7.8% this year compared to 5.4% last year.

Depreciation expense for the year ended September 30, 2009 and year ended September 30, 2008 was $0.4 million and $0.3 million, respectively.

Interest expense was nil for the twelve months ended September 30, 2009 compared to minimal interest income for the same period last year

Pre-tax loss from the Branding segment was ($6.0) million in fiscal 2009 compared to pre-tax earnings of $1.6 million in fiscal 2008.

Merchant Banking Segment

Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

The Merchant Banking segment experienced net investment gains of approximately $0.6 million for the twelve months ended September 30, 2009, compared to net investment losses of ($4.3) million for the twelve months ended September 30, 2008.  The Company came into fiscal 2009 with a conservative investment portfolio allocation.  This proved to be a prudent strategy as the market turmoil which began in the summer of 2008, continued through the fall and into the new year.  By contrast, the late second quarter and early third quarter saw markets improve considerably, whereby the conservative approach to investment became a less productive strategy and returns suffered compared to the overall market.  Despite the lower-than-average capital employed, the Merchant Banking segment still outperformed relative to the major indices for the fiscal year period.  Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

For the twelve months ended September 30, 2009 the Company recognized gains attributable to the sale of marketable securities or adjustments to market value of $0.3 million. For the same period last year, the Company recognized losses of ($4.9) million.  Interest and dividend income for the Merchant Banking segment for the fiscal year 2009 was approximately $0.3 million, compared to $0.7 million last year.  Interest earned for the period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.

For the twelve months ended September 30, 2009, the Company generated a return of 2.7% compared to last year when the Company experienced a negative return of (12.2%) on its invested capital.  Investment returns were significantly impacted by the unsettled nature of worldwide stock markets.  Late in the third quarter of fiscal 2008, domestic, U.S. and international markets began a slide which continued through the end of second quarter of fiscal 2009.  Management made a decision early in the downturn to preserve capital by divesting from much of its liquid holdings and was able to mitigate a good portion of the potential downside.  Part of that strategy in fiscal 2009 involved the use of put option derivatives to take advantage of the perceived risk.  The historically large premium values on the put options were attractive as a lower risk method to re-deploy capital in the market.  However, while the Company was able to earn the bulk of the option premiums as the markets moved up in mid 2009, the reduced exposure to long positions lowered the overall return on the portfolio.  In comparison to other widely-used benchmarks the Company outperformed for the year, as the Dow Jones Industrial Average lost (10.5%) over the Company’s fiscal year period, while the S&P 500 and TSX lost (9.3%) and (0.9%), respectively.

Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits.  Total operating expenses for the twelve months ended September 30, 2009 were approximately $2.3 million, compared to $1.5 million for the same period last year.  Approximately $0.3 million of the increased costs for fiscal 2009 are the result of certain compensation components being reclassified from general and administrative expenses due to changes in executive contracts.  In addition there were one-time start-up costs for the Monaco subsidiary, and higher overall costs as a result of an increase in foreign currency rates.

Fiscal 2009 pre tax loss from the Merchant Banking segment totaled approximately ($1.7) million, compared to a loss of ($5.7) million last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  Credit amounts generated by the corporate segment relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office.   As the Company has relocated its corporate office, there will be no further sublease arrangement and related credits going forward. For the twelve months ended September 30, 2009 these expenses, excluding depreciation, totaled approximately $1.5 million, compared to approximately $2.0 million in the prior year.

Income Taxes

Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has increased its valuation allowance on its future tax assets to reduce the value of the asset to nil.  As a result of the valuation allowance, the current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.  Income tax expense for the year was $1.0 million.  All of the expense is a result of a revaluation of the Company’s future tax asset.

Income from discontinued operations

Income from discontinued operations represents income from Envoy’s UK subsidiaries which were disposed of in the fourth quarter of fiscal 2006. The income from discontinued operations, net of income taxes and minority interests, for the fiscal years 2009 and 2008 was $nil and for the fiscal year 2007 was approximately $0.4 million. Income from discontinued operations in fiscal 2007 represents the settlement of potential liabilities more favourably than expected.

Discontinued operations as detailed in note 23 to the Financial Statements as follows:

Fiscal year:	2009		2008	2007

Net revenue	$		$-	$-

Operating expenses		-	-	-
Interest income		-	-	-
Depreciation		-	-	-
Income tax expense		-	-	-

Earnings from discontinued operations (excluding gain on sale)		-	-	-

Minority interest		-	-	-

Gain on sale of discontinued operations		-	-	375,514

Earnings from discontinued operations		$-	$-	$375,514

Net earnings (loss)

Net loss for the twelve months ended September 30, 2009 was ($10.5) million, compared to a loss of ($10.2) million for the twelve months ended September 30, 2008.  On a per share basis the net loss in the current year was ($1.22) per share compared to ($1.11) last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,466 this year compared to 9,122,688 last year.

THREE MONTHS ENDED SEPTEMBER 30, 2009, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2008

On a consolidated basis, the net loss for the fourth quarter of fiscal 2009 was ($6.4) million, compared to a net loss of ($8.3) million for the fourth quarter of fiscal 2008.  Excluding the impact of goodwill impairment and valuation allowances related to future tax assets, the net loss for the fourth quarter of fiscal 2009 was ($1.0) million, compared to ($4.6) million for the fourth quarter of fiscal 2008.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the three months ended September 30, 2009 was $1.6 million, compared to $3.5 million for the three months ended September 30, 2008, a decrease of $1.9 million, or 54.3%.  The principal reason for the decrease in net revenue from last year to this year was reduced client spending.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30 (in millions)
By customer location:	2009	% of total	2008	% of total
USA and South America	$0.8	50%	$1.5	44%
Canada	0.5	33%	1.3	37%
Middle East and Asia	0.3	17%	0.7	19%
	$1.6	100%	$3.5	100%

Net revenue from U.S. and South American customers decreased by approximately $0.7 million for the fourth quarter of fiscal 2009 as compared to the same period last year, while net revenue from the Canadian based customers decreased by $0.8 million.  Net revenue from the Middle East and Asia region decreased $0.4 million compared to the same period last year.  As discussed in the full year results, the Company made the decision to close the Dubai branch in the fourth quarter of fiscal 2009.  As a result, revenue from the Middle East and Asia region will likely be significantly lower in future periods.

Operating expenses, excluding depreciation and goodwill impairment, for the fourth quarter of 2009 were $2.3 million, compared to $3.4 million in the fourth quarter of fiscal 2008, mainly due to reduced labour costs.  Expressed as a percentage of revenue, operating expenses were 146.7% this year compared to 99.2% last year.

Salaries and benefits expenses for the fourth quarter of 2009 were $1.8 million compared to $2.9 million for the fourth quarter last year, a decrease of $1.1 million or 37.9%.  Salaries and benefits levels decreased as a result of staff reductions related to the decrease in revenue.  Salaries and benefits expense as a percent of net revenue was 111.4% for this year’s fourth quarter compared to 83.1% for the same period last year.
General and administrative expenses were $0.3 million in the current quarter compared to $0.4 million in the same period last year. General and administrative expenses as a percent of net revenue were 19.2% for this year’s fourth quarter compared to 11.1% in the same period last year.

Occupancy costs for both the current quarter were $0.3 million compared to $0.2 million in the fourth quarter of fiscal 2008.  Occupancy costs as a percent of net revenue were 16.0% in the fourth quarter of fiscal 2009 compared to 5.9% in the same period last year.

Depreciation expense for the three months ended September 30, 2009 and three months ended September 30, 2008 was $0.1 million.

There was a no interest income or expense for the three months ended September 30, 2009 and a small amount of interest income for the same period last year.

Pre-tax losses from the Branding segment were ($5.2) million in the fourth quarter of fiscal 2009 compared to ($0.1) million in the fourth quarter of fiscal 2008.  Excluding goodwill impairment, pre-tax losses from the Branding segment were ($0.8) million for the fourth quarter of fiscal 2009.

Merchant Banking Segment

For the fourth quarter ended September 30, 2009 the Merchant Banking segment generated net investment gains of $0.8 million, compared to investment losses of ($3.8) million in the same period last year.  As financial markets improved considerably in the fourth quarter of fiscal 2009, the Merchant Banking segment was able to generate acceptable returns on its invested assets.  The Company continues to maintain an overall relatively conservative strategy as management feels there may still be considerable ongoing volatility, given that the economic stimulus employed by governments around the world to assist in recovery were of historic proportions.  While the Company believes that the economy is on its way to recovery, there will likely be some lingering effects for the next several quarters.  Management will continue to employ a blended strategy of long positions and related derivatives in an attempt to maximize returns while limiting downside risk.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits.  Total operating expenses for the quarter were approximately $0.5 million, compared to $0.2 million for the same period last year.

During the fourth quarter of fiscal 2009 pre tax income from the Merchant Banking business totaled approximately $0.3 million, compared to pre-tax losses of ($4.0) million in the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  During the current quarter and the same period last year, these expenses totaled approximately $0.5 million.

Income Taxes

The income tax expense for the period was $1.0 million.  The reason for the disparity from the substantially enacted tax rate of 32% was an adjustment to the value of the future tax asset based on the Company’s results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end.  The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net loss for the three months ended September 30, 2009 was ($6.4) million, compared to a loss of ($8.3) million for the three months ended September 30, 2008.  On a per share basis the net loss in the current quarter was ($0.74) per share compared to ($0.95) last year. The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,558,377 for the current quarter compared to 8,688,245 in the same period last year.

 SUMMARY OF QUARTERLY RESULTS

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Net revenue	$2.4 million	$2.9 million	$3.3 million	$3.7 million

Net loss:
From continuing operations	($6.38) million	($1.81) million	($1.24) million	($1.04) million
Including discontinued operations	($6.38) million	($1.81) million	($1.24) million	($1.04) million

Net loss per share:
From continuing operations
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Including discontinued operations
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)

	Q4 2008	Q3 2008	Q2 2008	Q1 2008

Net revenue	($0.3) million	$3.5 million	$3.3 million	$4.7 million

Net earnings (loss):
From continuing operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million
Including discontinued operations	($8.25) million	($1.28) million	($0.98) million	$0.36 million

Net earnings (loss) per share:
From continuing operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04
Including discontinued operations
Basic	$(0.95)	$(0.14)	$(0.10)	$0.04
Diluted	$(0.95)	$(0.14)	$(0.10)	$0.04

RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net (loss) earnings for the years ended September 30, 2009, 2008 and 2007 required to conform to US GAAP.  Detailed information can be found in note 24 to the Financial Statements.

	2009	2008	2007

Net (loss) earnings - Canadian GAAP	$(10,475,810)	$(10,158,145)	$3,016,719
Cash held in escrow	-	2,803,549	(103,549)
Capitalized incorporation costs	-	66,339	(66,339)
Income recognized on reclassification of investments	-	-	77,416
Gains on privately-held securities	-	-	(1,147,500)
Fair value adjustment on restricted securities	(283,411)	1,619,615	-
Net (loss) earnings based on U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747

Net (loss) earnings from continuing operations	$(10,759,221)	$(8,472,191)	$1,401,233
Net earnings from discontinued operations (Note 23)	$-	$2,803,549	$375,514

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on U.S. GAAP:

	2009	2008

Total assets based on Canadian GAAP	$23,595,204	$36,482,044
Fair value adjustment on restricted securities	188,704	472,115
Total assets based on U.S. GAAP	$23,783,908	$36,954,159

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2009	2008

Shareholders’ equity based on Canadian GAAP	$21,624,034	$32,159,321
Fair value adjustment on restricted securities	188,704	472,115
Shareholders’ equity based on U.S. GAAP	$21,812,738	$32,631,436

The Company's comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2009	2008	2007

Net (loss) earnings for the year in accordance with U.S. GAAP	$(10,759,221)	$(5,668,642)	$1,776,747

Less: reclassification adjustment for gains realized in net income	-	-	(242,378)

Change in cumulative translation adjustment account	-	76,519	(25,514)
	$(10,759,221)	$(5,592,123)	$1,508,855

B. Liquidity and Capital Resources

As at September 30, 2009, Envoy had working capital of $19.5 million, compared to September 30, 2008, when it had a working capital of $24.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $5.1 million at September 30, 2009 and $14.4 million at September 30, 2008.   The principal reasons for the decrease were the conscious decision by the Company to maintain a large portion of its capital in cash, as well as the deterioration in market value of the investments.

Approximately $9.2 million in cash was generated from operations during the twelve months ended September 30, 2009, compared to $5.3 million for the twelve months ended September 30, 2008.  The main sources of funds were the collection of accounts receivable and the sale of investments held for trading.  The accounts receivable balance at September 30, 2008 was particularly high due to several large invoices not collected until October 2009.

In recent prior years, the Company has used significant working capital to repurchase shares of the Company pursuant to the normal course issuer bid.   In fiscal 2009, it was determined that the working capital would be better used elsewhere.  Purchases under the issuer bid were $2.9 million in fiscal 2008 and only $0.1 million in fiscal 2009.

The Company used funds not otherwise invested in the market to pay down its operating line of credit in fiscal 2009 in order to minimize interest charges.  The revolving credit facility is available up to a maximum of $1.0 million.  At September 30, 2009, there were no borrowings under the credit facility.

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

Revenue Recognition – Branding segment

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

Revenue Recognition – Merchant banking segment

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

Recently Adopted Accounting Policies

Effective October 1, 2007, the Company adopted prospectively the following Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) new accounting standards for interim and annual financial statements for fiscal years beginning on or after October 1, 2007:

(i) CICA Handbook Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital including disclosures of any externally imposed capital requirements and the consequences of noncompliance;

(ii) CICA Handbook Section 3862, Financial Instruments – Disclosure, which requires disclosure of information related to the significance of financial instruments to a company’s financial position and performance. A company is also required to disclose information related to the risks of its use of financial instruments and how those risks are managed;

(iii) CICA Handbook Section 3863, Financial Instruments – Presentation, which establishes standards for presentation of financial instruments. It deals with the presentation of financial instruments and the circumstances in which financial assets and financial liabilities are offset. Effective October 1, 2008, the Company adopted prospectively CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset. As a result, start-up costs must be expensed as incurred.  Section 1000, Financial Statement Concepts, was also amended to provide consistency with this new standard.

Also on October 1, 2008, the Company adopted prospectively CICA Handbook Section 3031, “Inventories”, which sets forth the requirements for measuring and presenting inventories. It requires the measurement of inventories at the lower of cost and net realizable value and includes guidance on the determination of cost, including allocation of overhead and other costs incurred in bringing the inventories to their present location and condition.

The initial adoption of these standards did not have a material effect on the financial position or earnings of the Company.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

On February 13, 2008 the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the official changeover date for publicly listed Canadian companies to start using International Financial Reporting Standards (IFRS). The transition will affect interim and annual financial statements relating to years beginning on or after January 1, 2011. Management has commenced its IFRS conversion project, which consists of several phases, commencing with a review of the Company’s significant accounting policies relative to current and proposed IFRS.   Management has completed its assessment of the differences between IFRS and Canadian GAAP and is currently in the process of assessing the impact IFRS has on accounting policies and implementation decisions; information technology and data systems; financial statement presentation and disclosures; internal control over financial reporting; disclosure controls and procedures and all business activities. Following this assessment, an implementation plan will be developed to transition the Company’s financial reporting process, including internal controls and information systems to IFRS.  The impact these differences may have on the financial results has not yet been determined and will be an ongoing process as the International Accounting Standards Board and the AcSB issue new standards and recommendations.

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard 27 (Revised), “Consolidated and Separate Financial Statements”. These changes are effective for interim and annual financial statements beginning on January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the impact of the adoption of these new accounting standards on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued a standard that defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements.  The standard requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities.  The standard became effective for the Company’s fiscal year that began on October 1, 2008.  Other than the additional disclosure requirements, the adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

In February 2008, the FASB issued changes to fair value accounting, which permits a one-year deferral of the application of fair value measurements for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  The guidance partially defers the effective date of fair value measurement to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this change.  Management is currently evaluating the potential impact of the adoption of this standard on the Company’s consolidated financial statements.

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008 and, as such, the Company will adopt this standard in fiscal 2010. The impact of the standard on the Company’s consolidated financial statements will be dependent upon the number of and magnitude of the acquisitions that are consummated once the pronouncement is effective.

In December 2007, the FASB issued a standard on the accounting for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  This standard is effective for fiscal years beginning after December 15, 2008.  The Company will adopt this standard in fiscal 2010, which will require retrospective application of the presentation and disclosure requirements of this standard for all of the Company’s minority interest.

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments.  The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly.  The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements are effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued a standard related to subsequent events.  The standard is effective for interim or annual periods ending after June 15, 2009 and establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date.  The Company has evaluated subsequent events through the date of issuance of these financial statements, December 16, 2009.

In June 2009, the FASB issued the FASB Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative accounting principles recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and did not have an effect on the Company’s financial position, results of operations or liquidity.

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010.  This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity.  Management is currently evaluating what impact, if any, the adoption of this standard will have on the Company’s consolidated financial statements.

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

Not applicable.

D.            Trend Information

Not applicable.

E.            Off-Balance Sheet Arrangements

None.

F.  Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2009:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$568,345	$393,593	$89,186	$85,566
Long term debt	-	-	-	-
Total contractual cash obligations	$568,345	$393,593	$89,186	$85,566

G.  Safe Harbor

See “Special Note Regarding Forward-Looking Statements” in the introduction to this Form 20-F.

Item 6:   Directors and Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2009. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name
Age	Positions Held with Envoy

J. Joseph Leeder	President and Chief Executive Officer
55

Andrew Patient	Chief Financial Officer
39

Geoffrey B. Genovese	President and Director, Envoy Capital Group
55	Monaco S.A.M and Director

John H. Bailey	Director, Envoy Capital Group
64	Monaco S.A.M and Director

David Hull¹ ² ³	Director
53

Linda Gilbert¹ ² ³	Director
41

David Parkes¹ ² ³	Director
53

¹  Member of the Audit Committee
²  Member of the Compensation Committee
³  Member of the Nominating and Corporate Governance Committee

The principal occupations, business experiences and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:

J. Joseph Leeder, CA:  Mr. Leeder joined Envoy in 1998 as Vice President and Chief Financial Officer. Prior to joining Envoy, Mr. Leeder was a partner of KPMG LLP in Canada, an accounting firm, and an Executive Vice President of KPMG Corporate Finance Inc., a subsidiary of KPMG LLP. Mr. Leeder left Envoy on May 30, 2003 and joined USC Forest Group as its Chief Financial Officer. Mr. Leeder rejoined Envoy as Vice President, Mergers and Acquisitions on October 24, 2005 and became the Chief Financial Officer on January 1, 2006. On January 1, 2009, Mr. Leeder resigned as Chief Financial Officer and Vice President, Mergers and Acquisitions and was appointed President and Chief Executive Officer of Envoy.

Andrew Patient, CA:  Mr. Patient joined the Envoy group in 2001, initially serving as controller at the Company’s wholly-owned subsidiary, Watt International Inc.  In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of the Company’s financial reporting.  Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at startup internet technology companies in San Diego, CA.  On January 1, 2009, Mr. Patient resigned as Director of Finance and was appointed Chief Financial Officer of Envoy.

Geoffrey B. Genovese: Mr. Genovese founded The Incentive Design Company Ltd. (“IDC”), a business and marketing communications company, in 1981. Envoy acquired IDC in July 1991. Mr. Genovese was elected a Director of Envoy in July 1991 and Chairman in September 2001. On January 1, 2009, Mr. Genovese resigned as Chairman, President and Chief Executive Officer of Envoy and was appointed a Director and President of Envoy Monaco. Mr. Genovese is Chairman of the Board of Watt International.

John H. Bailey:  Until October of 2008, Mr. Bailey was a lawyer who had been in private practice since 1973. Mr. Bailey earned a Bachelor of Commerce and a Bachelor of Laws degree from the University of Toronto and a Master of Laws degree from York University. Mr. Bailey has been a Director of Envoy since April 1994, Corporate Secretary since August 1997 and Executive Vice-President since February 2004. On January 1, 2009, Mr. Bailey resigned as Executive Vice President and Corporate Secretary and was appointed a Director, Executive Vice President and Corporate Secretary of Envoy Monaco.

David Hull:  Mr. Hull has been the President of Hull Life Insurance Agencies Inc. since May 1991. Hull Life Insurance Agencies Inc. specializes in estate planning and life and disability insurance. Prior thereto, Mr. Hull served as Executive Vice President of Hull Life Insurance Agencies Ltd. and Thomas I. Hull Insurance Ltd., members of The Hull Group of Companies. Mr. Hull has been a Director of Envoy since January 1995 and was appointed Chairman of the Board of Envoy on January 1, 2009.

Linda Gilbert, CA: Ms. Gilbert, a chartered accountant with over 10 years experience working in a public company environment, is currently a consultant to public companies on corporate reporting and compliance issues. Ms. Gilbert previously served as Envoy’s Director of Finance from 1999 to 2003 and Vice President and Chief Financial Officer from 2003 to 2005. Prior to joining Envoy in 1999, Ms. Gilbert was a manager of KPMG LLP in Canada. Ms. Gilbert was appointed a Director of Envoy on August 5, 2009.

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

B.            Compensation

The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2009 paid to the principal executive officer of Envoy, the principal financial officer of Envoy and the three other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

	Annual Compensation			Long-Term Compensation			All Other Compensation ($)
				Awards		Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

J. Joseph Leeder, President and Chief Executive Officer	$329,167	---	$18,000	---	---	---	---

Andrew Patient, Chief Financial Officer	$290,000	---	$6,000	---	---	---	---

Geoffrey B. Genovese, President and Director, Envoy Capital Group Monaco S.A.M.	$1,172,076 1	---	---	---	---	---	---

John H. Bailey, Executive Vice President, Corporate Secretary and Director, Envoy Capital Group Monaco S.A.M.	$545,030 1	---	---	---	---	---	---

Patrick Rodmell, President and Chief Executive Officer, Watt International Inc.	$349,346	$45,000	---	---	---	---	---

Notes:

1.   The compensation of Messrs Genovese and Bailey are paid in Euros. During fiscal 2009, the average rate of exchange for the conversion of one Euro into Canadian dollars was $1.6279 (Cdn $1.00 equals Euro 0.6143).

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

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2009 Fiscal Year
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised In the Money Options at FY-End Exercisable/Unexercisable ($)
Joseph Leeder	Nil	Nil	nil/nil	nil/nil

Andrew Patient	Nil	Nil	nil/nil	nil/nil

Geoffrey B. Genovese	Nil	Nil	nil/nil	nil/nil

John H. Bailey	Nil	Nil	nil/nil	nil/nil

Patrick Rodmell	Nil	Nil	nil/nil	nil/nil

The Company does not provide any pension, retirement plan or other remuneration to its directors or officers that constitutes an expense to the Company.

Employment Contracts and Termination Agreements:
The Company and its subsidiaries, Watt International and Envoy Monaco, have entered into employment contracts with the Named Executive Officers.

Joseph J. Leeder has agreed to act as the Company’s President and Chief Executive Officer at an annual base salary of $300,000, together with an annual bonus of up to 100% of salary, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement also provides for a severance payment equal to the greater of $800,000 and two times the total remuneration and other compensation earned by Mr. Leeder during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Leeder’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Leeder elects to resign within twelve months of the date on which the change of control occurs, Mr. Leeder is entitled to receive a severance payment equal to the same amount to which he would have been entitled if his employment had been terminated by the Corporation, without cause.

Andrew Patient has agreed to act as the Company’s Chief Financial Officer at an annual base salary of $290,000.  This agreement also provides for a severance payment equal to the greater of $290,000 and the total remuneration and other compensation earned by Mr. Patient during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Patient’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Patient elects to resign within twelve months of the date on which the change of control occurs, Mr. Patient is entitled to receive a severance payment equal to the same amount to which he would have been entitled if his employment had been terminated by the Corporation, without cause.

Geoffrey B. Genovese has agreed to act as the President and Chief Executive Officer of Envoy Monaco at an annual base salary of 720,000 Euros (Cdn $1,172,088), together with an annual bonus of up to 100% of salary, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee of the Company. This agreement provides for a severance payment equal to the greater of (1) 3,950,000 Euros (Cdn $6,430,205) and (2) an amount equal to 200,000 Euros (Cdn $325,580) plus an amount equal to three times the total remuneration and other compensation paid to Mr. Genovese during (a) the 12 month fiscal period of Envoy Monaco immediately preceding termination (the “First 12 Month Fiscal Period”) or (b) the 12 month fiscal period of Envoy Monaco immediately preceding the First 12 Month Fiscal Period (the “Second 12 Month Fiscal Period”) or (c) the 12 month fiscal period of Envoy Monaco immediately preceding the Second 12 Month Fiscal Period, whichever is greater, if Mr. Genovese’s employment is terminated, without cause, by Envoy Monaco or if there is a change of control of the Company and Mr. Genovese elects to terminate his employment with Envoy Monaco. In addition, if there is a change of control of the Company, Mr. Genovese is entitled to receive, at the sole discretion of the Compensation Committee of the Company, a one-time bonus of up to a maximum of 700,000 Euros (Cdn $1,139,530). All amounts payable to Mr. Genovese by Envoy Monaco under this agreement have been guaranteed by the Company.

John H. Bailey has agreed to act as Executive Vice President and Corporate Secretary of Envoy Monaco at an annual base salary of 350,000 Euros (Cdn $569,765). Mr. Bailey is also eligible to receive, in the total discretion of the Compensation Committee of the Company, an annual bonus, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee. This agreement provides for a severance payment of an amount equal to three times the total remuneration and other compensation paid to Mr. Bailey during (a) the 12 month fiscal period of Envoy Monaco immediately preceding termination (the “First 12 Month Fiscal Period”) or (b) the 12 month fiscal period of Envoy Monaco immediately preceding the First 12 Month Fiscal Period (the “Second 12 Month Fiscal Period”) or (c) the 12 month fiscal period of Envoy Monaco immediately preceding the Second 12 Month Fiscal Period, whichever is greater, if Mr. Bailey’s employment is terminated, without cause, by Envoy Monaco or if there is a change of control of the Company and Mr. Bailey elects to terminate his employment with Envoy Monaco. The severance payment will not be less than 1,050,000 Euros (Cdn $1,709,295) if the First 12 Month Fiscal Period is less than 12 full months. All amounts payable to Mr. Bailey by Envoy Monaco under this agreement have been guaranteed by the Company.

Patrick Rodmell has agreed to act as the President and Chief Executive Officer of Watt International Inc. at an annual base salary of $350,000.00, together with an annual cash bonus based on the performance of Watt International Inc. This agreement provides for a severance payment equivalent to his base salary for a period of one year, if his employment is terminated, without cause, by Watt International Inc.

Compensation of Directors:

All non-executive directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. The non-executive directors, David Hull, David Parkes and Linda Gilbert, are each entitled to receive an annual director’s/committee member’s fee of $30,000. The Chair of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee receives an additional annual fee of $40,000, $20,000 and $5,000, respectively. In addition, each non-executive director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors who are also executive officers, for their services as directors. Directors are also entitled to participate in the Company’s Stock Option Plan.

In the fiscal year ended September 30, 2009, the Company paid approximately $7,500 to John H. Bailey Professional Corporation for legal services provided to the Company. John H. Bailey Professional Corporation is wholly-owned by John H. Bailey.

Directors’ and Officers’ Liability Insurance:

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $5,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $250,000 for claims arising in the United States and $150,000 for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $50,000.

C.            Board Practices

Corporate Governance:

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the CSA, The Nasdaq Capital Market (“Nasdaq”) and by the SEC under its rules and those mandated by the United States Sarbanes-Oxley Act of 2002. During the recent past, there were several changes to the corporate governance and corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“National Policy 58-201”), both of which came into force on June 30, 2005 and effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

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

The three independent directors are: David Hull, David Parkes and Linda Gilbert. Two directors have material relationships with the Company and are therefore not independent. Mr. Geoffrey Genovese, President and Chief Executive Officer of Envoy Monaco, is considered to have a material relationship with the Company by virtue of his executive officer position. Mr. John Bailey is considered to have a material relationship with the Company by virtue of his position as Executive Vice President and Corporate Secretary of Envoy Monaco.

The current Chairman of the Board is David Hull, who is an independent director. The Chairman chairs meetings of directors without management present. The Board has determined that the Chairman shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On January 1, 2009, David Hull was appointed the Chairman of the Board.

Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2008, the independent directors have held five meetings without non-independent directors present.  In addition, the Compensation Committee held three meetings, the audit committee held ten meetings and the Nominating and Corporate Governance Committee held one meeting since October 1, 2008.

Between October 1, 2008 and November 30, 2009, inclusive, the Board held 11 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended 2

Hugh Aird ¹	8 of 9
John Bailey	11 of 11
Geoff Genovese	11 of 11
Linda Gilbert 1	2 of 2
David Hull	10 of 11
David Parkes	11 of 11

Note:

1. Mr. Hugh Aird resigned as a Director and member of the three Board Committees on July 28, 2009 and was replaced as a Director and a member of the three Board Committees on August 5, 2009 by Ms. Linda Gilbert.

2. In addition, Messrs. David Hull and David Parkes attended five meetings of the independent directors (at which Messrs. Genovese and Bailey were not eligible to attend), ten meetings of the Audit Committee, three meetings of the Compensation Committee and one meeting of the Nominating and Corporate Governance Committee. Mr. Hugh Aird also attended three meetings of the independent directors, six meetings of the Audit Committee and three meetings of the Compensation Committee. Ms. Linda Gilbert also attended two meetings of the independent directors and  four meetings of the Audit Committee.

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

(a)  Audit Committee

The Audit Committee is comprised of three directors, David Parkes (Chair), David Hull and Linda Gilbert. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004 (amended on December 4, 2009), the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 – Audit Committees. A copy of the Audit Committee Charter is available in the Governance section of the Company’s website at www.envoy.to, and is incorporated by reference herein as Exhibit 15.1 to this Form 20-F.

(b)  Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, David Hull (Chair), Linda Gilbert and David Parkes, all of whom are independent directors. A copy of the Compensation Committee Charter is available in the Governance section of the Company’s website at www.envoy.to, and is incorporated by reference herein as Exhibit 15.2 to this Form 20-F.

(c)  Nominating and Corporate Governance Committee

The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-coordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; providing new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three independent directors, Linda Gilbert (Chair), David Hull and David Parkes. A copy of the Nominating and Corporate Governance Committee Charter is available in the Governance section of the Company’s website at www.envoy.to, and is incorporated by reference herein as Exhibit 15.3 to this Form 20-F.
Position Descriptions:

The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Chairman of the Board is responsible for establishing the Agenda for each Board meeting and ensuring agenda items are dealt with. The Board has not found it necessary to develop specific position descriptions for the Chair of Board committees. The Board is currently of the view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the Chair of each committee.

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

Each year, the Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. In 2004, the Board conducted a review of the compensation of non-management directors. This was partly to address the risks and responsibilities associated with being an effective director. As a result, a new compensation arrangement was adopted for these non-management directors, which came into effect on October 1, 2004. All non-management directors of the Company are compensated for their services as directors and members of a committee through a combination of annual and meeting attendance fees. Messrs. Hull and Parkes and Ms. Gilbert are each entitled to receive an annual director’s/committee member’s fee of $30,000.00. The Chair of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee receives an additional annual fee of $40,000, $20,000 and $5,000, respectively. In addition, each director receives an attendance fee of $1,000 for each Board or committee meeting attended. No compensation is paid to the other directors, who are also executive officers, for their services as directors. Directors are also entitled to participate in the Company’s Stock Option Plan.

Other Board Committees:

The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments:

As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chair of the Nominating and Corporate Governance Committee.

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

D.  Employees

As at November 30, 2009, Envoy had 67 full-time employees based in Toronto, Canada, 2 employees based in Monaco and 1 based in the United States. Of this total, 65 employees were engaged in consumer and retail branding and 5 were engaged in merchant banking.

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

E.  Share Ownership

As of September 30, 2009, there were no options or other rights to purchase common shares of Envoy.

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

The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 common shares. As at September 30, 2009 there are no outstanding options to purchase common shares under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.

The following table sets forth shares owned by the Named Executive Officers and Directors as of November 30, 2009:

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class
Geoffrey Genovese	1,691,083	19.8%
Joseph Leeder	nil	nil
Andrew Patient	nil	nil
Patrick Rodmell	13,333	0.2%
John H. Bailey	1,085,233	12.7%
Linda Gilbert	1,000	0.1%
David Hull	55,700	0.7%
David Parkes	10,000	0.1%

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

As of November 30, 2009, Envoy had an authorized share capital of unlimited common shares without par value, of which 8,558,377 common shares were issued and outstanding.

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

As of November 30, 2009, there were no outstanding common share purchase warrants.  The Company previously had 5,526,317 transferable common share purchase warrants outstanding, however, these expired February 20, 2009.

The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2009 with respect to each person known by Envoy to be the beneficial owner or, in the case of Envoy directors or Executive Officers, the beneficial owner of more than 2.5% of Envoy’s outstanding common shares.  As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. During fiscal 2009, two of Envoy’s executives and directors acquired significant positions in the common shares of the Company.  On September 3, 2009, Geoffrey B. Genovese filed Form 13D with the Securities and Exchange Commission indicating ownership of 1,691,083 common shares, representing 19.8% of the total outstanding.  In addition, on September 8, 2009, John H. Bailey filed a Form 13D indicating that he owned 1,085,233 of the Company’s common shares, representing 12.7% of the total outstanding.  To the best of our knowledge, no other significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years, with the exception of Messrs. Steven N. Bronson and Richard L. Scott, who owned 10.2% and 9.8% of the common shares at November 30, 2006, respectively.  Both Messrs. Bronson and Scott tendered their shares under the Company’s substantial issuer bid, as discussed in Item 16E,

	Number of
Identity of	Common Shares	Percent of
Person or Group	Beneficially Owned	Outstanding Class

Geoffrey B. Genovese	1,691,083	19.8%
John H. Bailey	1,085,233	12.7%

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

As of November 30, 2009 there were 8,558,377 outstanding common shares of Envoy of which 1,232,149 were held of record by 4 Non-U.S. residents and 7,326,228 were held of record by 19 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.

B.            Related Party Transactions

As disclosed in Note 8 to the Financial Statements, the following are transactions that took place during fiscal 2009 and prior that involved related parties:

During fiscal 2009, the Company paid $7,500 (2008 - $215,000; 2007 - $244,786) for legal services to a director of the Company.  In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Monaco.  As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost 5,000 Euros each.

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program.  During the year, the Company invested $200,000 in Sereno and at September 30, 2009 Envoy owned an approximate 28% interest.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

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

Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of Envoy and its subsidiaries) are required to file individual insider reports of changes in their ownership in Envoy’s securities within 10 days from the day on which the change takes place.  Copies of such reports may be accessed by the public via the System for Electronic Disclosures by Insiders at www.sedi.ca.

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

	High	Low
Fiscal 2005	$4.50	$2.30
Fiscal 2006	2.70	1.50
Fiscal 2007	4.71	2.35
Fiscal 2008	3.24	2.00
Fiscal 2009	2.34	1.10

Quarterly 2009
First Quarter	2.15	1.10
Second Quarter	1.75	1.10
Third Quarter	2.34	1.43
Fourth Quarter	2.33	1.33
	High	Low
Quarterly 2008
First Quarter	3.24	2.72
Second Quarter	3.05	2.00
Third Quarter	3.14	2.37
Fourth Quarter	2.60	2.00

For the month ending
November 30, 2009	1.32	1.22
October 31, 2009	1.49	1.23
September 30, 2009	1.74	1.33
August 31, 2009	1.85	1.57
July 31, 2009	2.33	1.70
June 30, 2009	2.34	1.59

The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2005	$ U.S. 3.75	$ U.S. 1.80
Fiscal 2006	2.36	1.31
Fiscal 2007	4.07	2.13
Fiscal 2008	3.39	1.90
Fiscal 2009	2.09	0.82

Quarterly 2009
First Quarter	2.04	0.82
Second Quarter	1.59	1.02
Third Quarter	2.09	1.16
Fourth Quarter	2.00	1.22

Quarterly 2008
First Quarter	3.39	2.71
Second Quarter	3.04	2.23
Third Quarter	3.22	2.37
Fourth Quarter	2.66	1.90
	High	Low
For the month ending.
November 30, 2009	1.24	1.13
October 31, 2009	1.40	1.15
September 30, 2009	1.59	1.22
August 31, 2009	1.79	1.43
July 31, 2009	2.00	1.55
June 30, 2009	2.09	1.38

On November 30, 2009 the closing price of the common shares as reported on the TSX was $1.26 and on NASDAQ was U.S. $1.20.

B.  Plan of Distribution

Not applicable.

C.  Markets

See above Item 9.A. “Price History” for disclosure on Markets.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

Item 10:  Additional Information

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

Envoy’s Articles of Incorporation and By-Laws were previously filed as an Exhibit to its Annual Report on Form 20-F, dated May 15, 2000 for the fiscal year ended September 30, 1999.  Subsequent amendments to Envoy’s Articles of Incorporation, dated January 9, 2004 and January 21, 2005, were previously filed as an Exhibit to its Annual Report on Form 20-F, dated December 29, 2005 for the fiscal year ended September 30, 2005. A subsequent amendment to Envoy’s Articles of Incorporation dated March 30, 2007 were previously filed as an Exhibit to its Annual Report on Form 20-F, dated December 24, 2008 for the fiscal year ended September 30, 2008.

C.  Material Contracts

None.

D.  Exchange Controls and Other Limitations Affecting Security Holders

In general, there is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Envoy, other than withholding tax requirement.  See Item l0.E. “Taxation”.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or an entity (corporate or non-corporate) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An acquisition of control (as defined in the Investment Act) of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canadian culture.  Acquisition of control  (as defined by the Investment Act) of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Envoy exceeds the threshold of $312,000,000 in 2009.  There are also special provisions of the Investment Act applicable to transactions that may be injurious to national security.

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

E.        Taxation

Certain Canadian Federal Income Tax Considerations

The following discussion is intended to be a general summary of certain material Canadian federal income tax considerations applicable to holders of common shares described below and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person, and no opinion or representation with respect to income tax considerations is hereby given or made. It does not take into account the particular circumstances of any investor and does not address considerations applicable to an investor to whom special provisions of Canadian income tax law apply. Each person should consult their own tax advisors with respect to the tax consequences of an investment in the common shares in their own particular circumstances.

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

The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times:  (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm’s length with Envoy, are not affiliated with Envoy, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules; and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada, are “qualifying persons” entitled to the benefits of the Convention, and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a “U.S. Holder”).  Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on a business in Canada and elsewhere.

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25%, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is generally 15%. However, in certain circumstances, the rate of such withholding is 5%.

A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Envoy) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a designated stock exchange for the purposes of the ITA, such as the TSX, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Envoy was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a recognized stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will generally not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Revenue Agency when certain property is disposed of.

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. Holders, defined below, of Envoy’s common shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”)).  This discussion is based on the Code, U.S. Treasury regulations thereunder (the “Treasury Regulations”), administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and may change at anytime (possibly with retroactive effect).  This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and a disposition of common shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the common shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, tax-deferred accounts, tax-exempt organizations, qualified retirements plans, real estate investment trusts, regulated investment companies or brokers, dealers or traders in securities, persons actually or constructively owning 10% or more of the voting power of Envoy’s stock, persons that hold common shares through a partnership or other pass through entity, or persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing common shares.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Except as otherwise described, this discussion applies to investors that are (i) citizens or individual residents of the United States; (ii) corporations (or other entities taxable as corporations), that are created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) estates, the income of which is subject to federal income taxation, regardless of its source; or (iv) trusts (a), if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons as described in Section 7701(a)(30) of the Code has the authority to control all substantial decisions of such trust, or (b) that was in existence on August 20, 1996, was treated as a U.S. person under the code on the previous day and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person (a “U.S. Holder”).

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

Passive Foreign Investment Company Rules

Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” (the “income test”), or on average at least 50% of the gross value of its assets, as determined on a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Envoy believes that it was a PFIC for the taxable year ended September 30, 2009, and has been a PFIC in prior tax years.  Depending on its income, assets and activities, Envoy believes that it may be a PFIC in the current taxable year and in subsequent taxable years.

If Envoy is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, Envoy will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether Envoy continues to meet the income test or asset test described above in such succeeding years. However, under the Treasury Regulations, such U.S. Holder will not be treated as holding stock in a PFIC, if in a subsequent taxable year in which Envoy is not a PFIC, such holder elects to recognize any unrealized gain in such common shares as of the last day of the last taxable year during which Envoy qualified as a PFIC (a “deemed sale” election). Any gain so recognized will be subject to the adverse ordinary income and any special interest charge consequences described below. Any loss realized on the deemed sale is not recognized.

If a U.S. Holder holds common shares of Envoy in any year in which it is classified as a PFIC, unless a U.S. Holder has a valid “qualified electing fund” (“QEF”) election or a mark-to-market election, described below, in effect with respect to the common shares, the following income tax consequences will result to the U.S. Holder:

1.  Distributions with respect to Envoy’s common shares made by Envoy during the taxable year to a U.S. Holder that are “excess distributions” (generally distributions that exceed 125% of the average amount of distributions in respect of such common shares received during the preceding three years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Envoy was classified as a PFIC are included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the “special interest charge”), and

2.  The entire amount of any gain realized upon the sale or other disposition of Envoy’s common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.  No portion of any excess distribution will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”

QEF Election

A U.S. Holder that owns common shares may elect to have Envoy treated as a QEF, provided that Envoy provides such person with certain information. A QEF election must be made by a U.S. Holder before the due date (with regard to extensions) for such person’s U.S. federal income tax return for the taxable year for which the election is made and once made, is effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the IRS. A U.S. Holder that has a QEF election in effect with respect to all years that such holder holds Envoy’s stock and that Envoy is a PFIC is referred to herein as an “Electing U.S. Holder.” Envoy has made available to U.S. Holders, and expects to continue to make available to U.S. Holders, in accordance with applicable procedures, the annual information statement currently required by the IRS, which will include information as to the allocation of Envoy’s ordinary earnings and net capital gain among the common shares and as to distributions on such common shares. Such statement may be used by Electing U.S. Holders for purposes of complying with the reporting requirements applicable to the QEF election.

An Electing U.S. Holder’s gain or loss on the sale or other disposition of such common shares generally will be a capital gain or loss. Such capital gain or loss generally will be long-term if such Electing U.S. Holder held the common shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum federal income tax rate (currently imposed at a rate of 15%) for taxable years beginning on or before December 31, 2010 (and, possibly, a higher rate thereafter).

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

In any year that Envoy is treated as a PFIC, an Electing U.S. Holder will be required to include currently in gross income such U.S. Holder’s pro rata share of Envoy’s annual ordinary earnings and annual net capital gains. Such inclusion will be required whether or not such U.S. Holder owns common shares for an entire year or at the end of Envoy’s taxable year. The amount so includable will be determined without regard to the amount of cash distributions, if any, received from Envoy. Electing U.S. Holders will be required to pay United States federal income tax currently on such imputed income, unless, as described below, an election is made to defer such payment. The amount currently included in income will be treated as ordinary income to the extent of the Electing U.S. Holder’s allocable share of Envoy’s ordinary earnings and generally will be treated as long-term capital gain to the extent of such U.S. Holder’s allocable share of Envoy’s net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate for taxable years beginning on or before December 31, 2010 (and, possibly, a higher rate thereafter) in the case of non-corporate U.S. Holders, unless Envoy elects to treat the entire amount of its net capital gain as ordinary income. No portion of such ordinary earnings will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”

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

Under temporary Treasury Regulations, an individual is required to include in income a proportionate share of the investment expenses of certain “pass-through” entities. It is not clear under such Treasury Regulations whether a PFIC for which a QEF election is in effect may be treated as a “pass-through” entity. If these provisions were to apply to Envoy, each individual Electing U.S. Holder would be required to include in income an amount equal to a portion of Envoy’s investment expenses and would be permitted an offsetting deduction (if otherwise allowable under the Code) to the extent that the amount of such expenses included in income, plus certain other miscellaneous itemized deductions of such U.S. Holder, exceed 2% of such U.S. Holder’s adjusted gross income.

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

Mark-to-Market Election

A U.S. Holder generally may make a mark-to-market election with respect to shares of “marketable stock” of a PFIC. Under the Code and the Treasury Regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Because Envoy’s common shares are traded on a qualified exchange or other market, a market-to-market election will be available with respect to the common shares.

As a result of a mark-to-market election, a U.S. Holder will generally be required to report gain annually in an amount equal to the excess of the fair market value of such common shares at the end of the taxable year over the adjusted tax basis of such common shares at that time and will generally be required to report loss annually in an amount equal to the excess of the adjusted tax basis of such common shares at the end of the taxable year over the fair market value of the common shares at that time, but only to the extent of any net market-to market gains for prior years. Any gain under this computation and any gain on an actual sale or other disposition of the common shares will be treated as ordinary income. Any loss under this computation will be treated as ordinary loss. Any loss on an actual sale or other disposition will be treated as an ordinary loss to the extent of the prior net mark-to-market gain and thereafter will be considered capital loss. Thus, a U.S. Holder that makes a mark-to-market election will be taxed on appreciation with respect to the U.S. Holder’s common shares even though such U.S. Holder has no corresponding receipt of cash. In addition, unlike the case of a QEF election, a U.S. Holder that has made a mark-to-market election generally cannot obtain any favorably-taxed long-term capital gains with respect to the common shares. The U.S. Holder’s adjusted tax basis in the common shares is adjusted for any gain or loss taken into account under the mark-to-market election. Under the Treasury Regulations, if a U.S. Holder has made a QEF election and subsequently makes a mark-to-market election with respect to the same stock, the mark-to-market election will automatically terminate the QEF election, and such U.S. Holder may not make another QEF election with respect to the stock before the sixth taxable year thereafter. Unless either (i) the mark-to-market election is made as of the first taxable year in which Envoy is a PFIC during the U.S. Holder’s holding period for the common shares, or (ii) a QEF election has been in effect with respect to such U.S. holder’s common stock for all years in which Envoy was a PFIC during such U.S. holder’s holding period, any mark-to-market gain for the election year generally will be subject to the excess distribution rules applicable to dispositions described above.

U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding and disposing of stock of a PFIC.

Ownership and Disposition of Common Shares if Envoy is Not a PFIC

U.S. Holders who do not hold common shares during any taxable year in which Envoy is classified as a PFIC will not be subject to the rules described above, under the heading “Passive Foreign Investment Company Rules.” Instead, such U.S. Holders will be required to include the gross amount of any distribution on common shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid out of Envoy’s current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that Envoy is not treated as a PFIC, described above, during any year in which a U.S. Holder holds Envoy’s common shares in the case of a non-corporate U.S. Holder, including individuals, such dividends generally will be eligible for a maximum rate of tax of 15% under current law for dividends received in a taxable year beginning before January 1, 2011, provided certain conditions are satisfied. To the extent that distributions paid by Envoy exceed Envoy’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

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

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

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

(ii)   Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in acquisitions or dispositions of investments at less than favourable prices. The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

(iii)  Currency risk:

The Company is subject to currency risk through its activities in the United States and overseas.  The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company does not actively use derivative  instruments  to  reduce  its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.  At September 30, 2009, the Company had outstanding foreign exchange contracts to sell 2,100,000 US dollars at an average rate of 1.0799 expiring in November and December 2009.  The Company also had a liability for the net settlement on a contract to sell 800,000 Euros at 1.4920 which expired September 30, 2009.  The net liability of $41,580 arising from these contracts has been included in accounts payable and accrued liabilities.  The gains and losses from these contracts have been included in investment income for the period.

(iv)  Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.  As at September 30, 2009, two customers represented 43% of accounts receivable (2008 - one customer represented 32% of accounts receivable).

The Company records an allowance for doubtful accounts when the likely recovery is less than the outstanding amount.  There are several amounts due from customers which are more than 90 days overdue but are not included in the allowance.  These amounts are not allowed for as they are balances with large customers for which the Company has transacted business for many years.  The relationships with these customers are such that management is confident that the full amount will ultimately be collected.

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.

(v)  Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  All of the Company’s interest-bearing investments are at fixed rates, hence   there is no exposure to interest rate fluctuations while investments are held.  As at September 30, 2009, the Company had no liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

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

D.  Not applicable.

E.   Not applicable.

Item 15:  Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a - 15(e) and 15d- 15(e)) as of September 30, 2009, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.

There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2009 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2009.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to temporary rules of the SEC that permit our Company to provide only management's report in this annual report.

Item 16A:  Audit Committee Financial Expert

The Company’s Board of Directors has determined that David Parkes, an independent director of the Company, is an audit committee financial expert. The Audit Committee has determined that all three members of the Audit Committee are Financially Literate. “Financially Literate” means that a member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. David Parkes was determined to be Financially Literate based on his experience as the President and CEO of a number of telecommunications companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company’s financial statements, where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures.  Linda Gilbert was determined to be Financially Literate based on her qualifications as a Canadian Chartered Accountant and her previous experience as Vice-President and Chief Financial Officer of Envoy.  David Hull was determined to be Financially Literate based on his experience as the President of an insurance agency where he has been responsible for supervising the preparation of financial statements and where he has been responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. The particulars of each member’s experience can be found in the biographies under Item 6A.

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

Item 16C:   Principal Accountant Fees and Services

(a)	AUDIT FEES were $98,500 in 2009 and $250,000 in 2008. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT-RELATED FEES were $23,697 in 2009 and $15,650 in 2008. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $25,000 in 2009 and $42,500 in 2008. These fees include tax compliance services and tax advice.

(d)	All OTHER FEES were $nil in 2009, and $nil in 2008.

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

Item 16D:   Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E:   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From October 1, 2008 through November 30, 2009, the Company repurchased and cancelled 27,259 common shares for cash consideration of $59,477.  The Company repurchased these shares pursuant to the terms of a normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009.  The Company was authorized to repurchase and cancel up to 10% of the public float of the shares.  On April 27, 2009, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer (“NCIB”).   Pursuant to the NCIB, Envoy proposed to purchase from time to time over a twelve month period, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float.   Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  No purchases have yet been made under this issuer bid.

Period	(a) Total Numberof Shares (or Units) Purchased	(b) AveragePrice Paidper Share(or Units)	(c) Total Numberof Shares (or Units)Purchased as Part Of Publicly AnnouncedPlans or Programs	(d) Maximum Number(or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

October 1, to October 3, 2008	27,259	$2.02	27,259	nil

Total	27,259		27,259

PART III

Item 17:   Financial Statements

(a)	Envoy Capital Group Inc.

	(i)	Auditors’ Report on the financial statements for the year ended September 30, 2009	F-1

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Auditors’ Report on the financial statements for the year ended September 30, 2009 and 2008

	(ii)	Consolidated Balance Sheets as at September 30, 2009 and 2008	F-2

	(iii)	Consolidated Statements of Operations for the years ended September 30, 2009, 2008 and 2007	F-3

	(iv)	Consolidated Statements of (Deficit) Retained Earnings for the years ended September 30, 2009, 2008 and 2007	F-4

	(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2009, 2008 and 2007	F-5

	(vi)	Notes to Consolidated Financial Statements	F-6

Item 18:   Financial Statements

Envoy has elected to provide financial statements pursuant to Item 17.

Item 19:   Exhibits
EXHIBIT INDEX

Exhibit No.	Description
1.1*	Articles of Incorporation and By-Law No. 1 (as amended on May 2, 2000) of Envoy Communications Group Inc.
1.2**	Articles of Amendment (as amended on January 9, 2004) and By-Law No. 1 of Envoy Communications Group Inc.
1.3**	Articles of Amendment (as amended on January 21, 2005) and By-Law No. 1 of Envoy Communications Group Inc.
1.4****	Articles of Amendment (as amended on March 30, 2007) and By-Law No. 1 of Envoy Capital Group Inc.
8.1	List of Significant Subsidiaries (contained in Item 4.C hereof)
11.1***	Code of Business Conduct
11.2***	Complaint Procedures for Accounting and Auditing Matters
11.3***	Board Mandate
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Audit Committee Charter
15.2***	Compensation Committee Charter
15.3***	Nominating and Corporate Governance Committee Charter
17	Financial Statements

* Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on May 15, 2000 (Commission File No. 000-30082)

** Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2006 (Commission File No. 000-30082).

*** Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2005 (Commission File No. 000-30082).

**** Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 24, 2008 (Commission File No. 000-30082).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ENVOY CAPITAL GROUP INC.

Date: December 16, 2009	/s/ J. JOSEPH LEEDER
Name:J. Joseph Leeder
Title:President and Chief Executive Officer