Form 20-F
period 2010-09-30
ENVOY CAPITAL GROUP INC.
filed 2010-12-21
CIK 1031516

As filed with the Securities and Exchange Commission on December 20, 2010

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended September 30, 2010

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2010, there were 8,028,377 common shares outstanding.

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

Fiscal Years Ended September 30	2010	2009	2008	2007	2006 (2)
(all amounts in thousands except per share data)
Statement of Operations Data:
Net Revenue	$9,585	$12,318	$11,260	$17,551	$9,672

(Loss) Earnings From Continuing Operations (3)	(4,142)	(10,476)	(10,158)	2,641	(5,392)

Earnings From Discontinued Operations	-	-	-	375	7,528

(Loss) Earnings From Continuing Operations Basic Earnings Per Share	(0.50)	(1.22)	(1.11)	0.20	(0.27)

(Loss) Earnings From Continuing Operations Diluted Earnings Per Share	(0.50)	(1.22)	(1.11)	0.20	(0.27)

Net (Loss) Earnings (3)	(4,142)	(10,476)	(10,158)	3,017	2,136

Net (Loss) Earnings Per Share Basic	(0.50)	(1.22)	(1.11)	0.23	0.10

Net (Loss) Earnings Per Share Diluted (3)	(0.50)	(1.22)	(1.11)	0.23	0.10

¹The Consolidated Financial Statements of Envoy have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).  Reconciliation to U.S. GAAP for fiscal 2010 and 2009 is set forth in Note 21 to the Notes to the Consolidated Financial Statements. The fol1owing would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net revenue 2010 ($1,113), 2009 ($586), 2008 $4,255, 2007 ($5,148) and 2006 $nil; (Loss) earnings from continuing operations 2010 ($137), 2009 ($283), 2008 $1,686, 2007 ($1,240) and 2006 $nil; (Loss) earnings from continuing operations earnings per share basic 2010 ($0.02), 2009 ($0.04), 2008 $0.18, 2007 ($0.09) and 2006 $nil; (Loss) earnings from continuing operations earnings per share diluted 2010 ($0.02), 2009 ($0.04), 2008 $0.18, 2007 ($0.09) and 2006 $nil; Net (loss) earnings 2010 ($137), 2009 ($283), 2008 $4,490, 2007 ($1,240) and 2006 ($2,700); and Net (loss) earnings per share basic 2010 ($0.02), 2009 ($0.04), 2008 $0.49, 2007 ($0.09) and 2006 ($0.13); Net (loss) earnings per share diluted 2010 ($0.02), 2009 ($0.04), 2008 $0.49, 2007 ($0.09) and 2006 ($0.13).

As at September 30	2010	2009	2008	2007	2006 (2)
(all amounts in thousands)
Balance Sheet Data:
Current Assets	$17,849	$21,476	$28,823	$38,832	$68,701

Total Assets (5)	19,570	23,595	36,482	50,792	81,274

Total Debt (4)	97	-	70	157	252

Shareholders’ Equity (5)	16,861	21,624	32,159	45,157	75,047

(Deficit) Retained Earnings (6)	(21,682)	(17,540)	(7,064)	3,094	(40,266)

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

3  As reflected in Note 21 to the Consolidated Financial Statements, the net (loss) earnings from continuing operations for the fiscal years ended September 30, 2010, 2009, 2008, 2007, and 2006 were ($4,279), ($10,759), ($8,472), $1,401 and ($5,392), respectively under U.S. GAAP. The net (loss) earnings for the fiscal years ended September 30, 2010, 2009, 2008, 2007, and 2006 were ($4,279), ($10,759), ($5,668), $1,777 and ($564), respectively under U.S. GAAP. The diluted net (loss) earnings per share for the years ended September 30, 2010, 2009, 2008, 2007, and 2006 were ($0.52), ($1.26), ($0.62), $0.14 and ($0.03), respectively under U.S. GAAP.

4  Total debt includes both the current and long term portion of debt.

5  As reflected in Note 21 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2010, 2009, 2008, 2007 and 2006 was $16,912, $21,813, $32,631, $41,140 and $72,589, respectively under U.S. GAAP. Total assets as of September 30, 2010, 2009 and 2008 under U.S. GAAP would exclude fair value adjustments of $51, $189 and $472, respectively.  In addition, total assets as of September 30, 2007 and 2006 under U.S. GAAP would exclude the unrealized gain on private equities of $1,147 and $nil, respectively, include the unrealized gain (loss) on securities for sale of $nil and $242, respectively, exclude capitalized incorporation costs of $66 and $nil, respectively, and exclude cash held in escrow relating to the sale of the UK operations of $2,803 and $2,700, respectively.

6  Retained earnings as of September 30, 2010, 2009, 2008, 2007 and 2006, excludes the cumulative foreign currency translation adjustment of $nil, $nil, $nil, ($77) and ($51), respectively. See Note 2(f) in the Notes to Consolidated Financial Statements of Envoy.

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

Exchange Rates:
On December 10, 2010, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve was $1.00 U.S. to $1.0091. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve.

Fiscal Year Ended September 30,
	2010	2009	2008	2007	2006
Average *	$1.0465	$1.1787	$1.0101	$1.0885	$1.1151

* The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

For the Month Ended
	November 2010	October 2010	September 2010	August 2010	July 2010	June 2010
High	$1.0266	$1.0321	$1.0520	$1.0640	$1.0647	$1.0606
Low	$1.0012	$1.0028	$1.0219	$1.0154	$1.0281	$1.0197

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

The Company’s results of operations and its business depend on its relationship with a limited number of large clients. In 2010, the top three customers accounted for 26%, 17% and 12% of net revenue.  In 2009, the top three customers accounted for 23%, 17% and 7% of net revenue.

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

The Company is subject to credit risk.
The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. The Company had two customers who represented 47% of accounts receivable as at September 30, 2010, and two customers who represented 43% of accounts receivable as at September 30, 2009. Should the Company fail to efficiently manage its outstanding accounts receivable, the Company’s results of operations may be adversely affected.

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
Under U.S. federal income tax laws, the Company believes that it was a passive foreign investment company (“PFIC”) for the year ending September 30, 2010, and that it has been a PFIC in prior years, which may have adverse tax consequences for the Company’s shareholders in the United States. U.S. shareholders are urged to read the section titled “Certain United States Federal Income Tax Considerations” in Item 10 of this Form 20-F and to consult their tax advisors concerning the U.S. federal income tax consequences of holding the common shares of a PFIC.

Item 4:   Information on the Company
Envoy’s businesses include an international consumer and retail branding company and a merchant banking and financial services company.

Envoy conducts its branding services through its wholly-owned subsidiary, Watt International Inc. (“Watt International”), which is one of the world’s leading brand strategy and design consultancies. Envoy provides consulting, branding, packaging and retail design services to clients in Canada, the United States and South America, as well as project work for clients in other countries around the globe.  Watt International subsists under the laws of the Province of Ontario.

In 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

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

Effective September 15, 2006, Envoy completed the sale of all of the shares of its wholly owned UK subsidiary ECG Holdings (UK) Ltd., including the related business and assets of Gilchrist and PWD.  The sale price of $27 million was paid in cash.  Pursuant to the terms and conditions of the sale purchase agreement, $2.7 million was held in escrow to secure potential third party claims.  In January, 2008, the Company received $2,834,568, representing the withheld amount plus accrued interest.

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

B.  Business Overview

Services in the Envoy Group:
Consumer and retail branding — Watt International, a wholly owned subsidiary of Envoy that management believes to be one of the world’s leading brand strategy and design consultancies, provides the following services: strategic brand consulting, research, corporate identity and communications, retail branding and store design, package design and retail marketing.

In 2006, Envoy established a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

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

Watt International has continued to service clients in various segments of the market.  Watt continues to focus its efforts to transform the business model to strategically driven operations and align itself with the market conditions to retain and service existing clients and to grow by providing innovative solutions in domestic and international markets.

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

Competition in the financial services sector is increasing both domestically and in the international marketplace. Within Canada, changes to federal law and regulation have opened up new opportunities for foreign banks to operate and encouraged the start up of new banks, offering more choice to consumers. New banks are arriving on the scene virtually every year. Some have established traditional branches, while others have focused on electronic channels, or specific products or market segments. Recent entrants have included both global competitors and domestic newcomers.

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

The offices of Envoy’s wholly owned subsidiary, Watt International, consist of an office building of approximately 26,600 square feet located at 300 Bayview, Toronto, Ontario, Canada. The premises are leased pursuant to a lease with a current annual rent of $428,118 that expires in March 2012.

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

Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 21 of the Notes to Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.

Overview
The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;
(ii)	unbilled revenue (included in accounts receivable) representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and
(iii)	work in process (included in accounts receivable) represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

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

Tax Matters
With respect to Envoy’s 2010 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $26.1 million in loss carry forwards. Details on income taxes are set forth in Note 15 of the Notes to Consolidated Financial Statements.

A.  Operating Results
Net revenue from continuing operations for the year ended September 30, 2010 was $9.6 million, compared to $12.3 million for the year ended September 30, 2009, a decrease of $2.7 million.  The decrease was due primarily to diminished revenue in the Consumer and Retail branding segment.  Investment gains for the year ended September 30, 2010 were $1.1 million compared to $0.6 million in the same period last year.

Salaries expense for the year ended September 30, 2010 was $8.1 million, compared to $12.7 million in the year ended September 30, 2009, a decrease of $4.6 million.  The labour to net revenue ratio for the year ended September 30, 2010 was 84.5%, compared to 103.1% in the year ended September 30, 2009.   The improvement in the salary ratio was due to the closure of the Dubai office in fiscal 2009 and the executive restructuring undertaken in early fiscal 2010.

General and administrative expenses for the year ended September 30, 2010 was $1.9 million, compared to $3.1 million for the year ended September 30, 2009, a decrease of $1.2 million or 38.6%.  The primary reason for the decrease was the closure of the Dubai office in fiscal 2009.

Occupancy costs were $0.9 million for the year ended September 30, 2010, and $0.9 million for the year ended September 30, 2009.  The occupancy cost to net revenue ratio was 9.7% for the year ended September 30, 2010 compared to 6.9% for the year ended September 30, 2009, mainly due to the lower revenue base in the current year.

The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in note 21 to the Consolidated Financial Statements.

SELECTED ANNUAL INFORMATION

	Fiscal 2010	Fiscal 2009	Fiscal 2008

Net revenue	$9.6 million	$12.3 million	$11.3 million

Net loss:
From continuing operations	(4.1) million	(10.5) million	(10.2) million
From discontinued operations	-	-	-
Total	(4.1) million	(10.5) million	(10.2) million

Net loss per share
Total
Basic	$(0.50)	$(1.22)	$(1.11)
Diluted	$(0.50)	$(1.22)	$(1.11)

From continuing operations
Basic	$(0.50)	$(1.22)	$(1.11)
Diluted	$(0.50)	$(1.22)	$(1.11)

From discontinued operations
Basic	$nil	$nil	$nil
Diluted	$nil	$nil	$nil

As at:	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008

Total assets	$19.6 million	$23.6 million	$36.5 million

Total long-term financial liabilities	$0.1 million	$ nil	$ nil

Cash dividends declared	$ nil	$ nil	$ nil

FISCAL YEAR ENDED SEPTEMBER 30, 2010, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2009

On a consolidated basis, the net loss for the year ended September 30, 2010 was ($4.1) million compared to a net loss of ($10.5) million for the year ended September 30, 2009. On a fully diluted per share basis the net loss for fiscal year 2010 was ($0.50) per share compared to ($1.22) in fiscal 2009.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs.

Net revenue for the year ended September 30, 2010 was $8.5 million, compared to $11.7 million for the year ended September 30, 2009, a decrease of $3.2 million.  The main reason for the decrease was reduced client spending.

The geographical breakdown of net revenue is as follows:

	Net revenue for the year ended September 30 (in millions)

By customer location:	2010	% of total	2009	% of total
Canada	$5.4	64%	$4.7	40%
USA and South America	2.7	32%	4.9	42%
Middle East, Asia and Europe	0.4	8%	2.1	18%
	$8.5	100%	$11.7	100%

Net revenue from the U.S. and South American based customers declined to $2.7 million in fiscal 2010 from $4.9 million in fiscal 2009, a reduction of $2.2 million,  as many of the retail clients scaled back on spending during a year that was largely affected by the economic downturn.   Net revenue from Canadian customers increased to $5.4 million in 2010 from $4.7 million in 2009 as the Company focused on domestic customers. Net revenue from the Middle East, Asia and Europe region decreased to $0.4 million in fiscal 2010, compared to $2.1 million in fiscal 2009, primarily due to the closure of the Dubai office in late fiscal 2009.

Revenue from the Middle East, Asia and Europe region is expected to decline significantly going forward as a result of the Company’s decision to close the Dubai branch.  By the end of fiscal 2009 it became apparent that it was no longer economically viable for the Company to continue to staff and operate a branch office in Dubai and the decision was made to terminate the staff and close the office.  As the economic landscape improves both domestically and in the United States, the Company has made a conscious decision to focus on strengthening its client base in North America.

Operating expenses, excluding depreciation and goodwill impairment, for the year ended September 30, 2010 were $8.3 million compared with $13.0 million for the year ended September 30, 2009, a decrease of $4.7 million.  Expressed as a percentage of revenue, operating expenses were 98.3% this year compared to 110.8% last year.

Management made a decision to write down the goodwill associated with the Consumer and Retail branding division to nil at the end of fiscal 2009.  The impairment testing conducted at September 30, 2009 suggested that the fair value of the unit no longer supported the carrying value of goodwill.

Salaries and benefits expenses for the current fiscal year were $6.5 million compared to $10.2 million last year, a decrease of $3.7 million or 36.9%.  The decrease in these costs was a result of the reduction in staff as management worked on bringing labour costs down in reaction to declining revenues. Salaries and benefits expense as a percent of net revenue was 76.2% for the fiscal year 2010 compared to 87.3% in the prior year.  The relative reduction in salaries and benefits is greater than the decline in net revenue for the same period mainly as a result of the impact of closing the Dubai operations.  Most staff are full-time, fixed salary personnel, thus revenue fluctuations must be seen to be more than temporary before adjusting staff levels in order to minimize hiring or termination costs.   Included in salaries and benefits for fiscal 2009 are severance costs of approximately $0.4 million.  Salaries cost are continually monitored to align costs with current and expected revenues.

General and administrative expenses were $1.0 million for the year ended September 30, 2010, compared to $1.8 million for year ended September 30, 2009, a decrease of $0.8 million.  Losses on foreign currency translation due to a weaker U.S. dollar were approximately $0.3 million in fiscal 2009 compared to almost nil in fiscal 2010.  General and administration expenses as a percent of net revenue were 12.4% for the current year compared to 15.7% last year.  The Company continues to focus on ways to reduce or eliminate discretionary expenses while balancing the need to maintain the quality of its service while investing to grow its net revenue.

Occupancy costs for the year ended September 30, 2010 were $0.8 million, compared to $0.9 million for the same period last year.  The decrease was as a result of additional charges related to closing the office in Dubai in fiscal 2009. Occupancy costs as a percent of net revenue were 9.7% this year compared to 7.8% last year.

Depreciation expense for the year ended September 30, 2010 was $0.3 million and year ended September 30, 2009 was $0.3 million.

The Consumer and Retail Branding division incurred a loss of less than $0.1 million on investments in the current year as a result of impairment in the value of shares received for work performed in a prior period.

Interest expense was nil for the year ended September 30, 2010 and for the same period last year.

Pre-tax loss from the Branding segment was ($0.1) million in fiscal 2010 compared to pre-tax loss of ($6.0) million in fiscal 2009.

Merchant Banking Segment

Investment income from Merchant Banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

The Merchant Banking segment experienced net investment gains of approximately $1.1 million for the year ended September 30, 2010, compared to net investment gains of $0.6 million for the year ended September 30, 2009.  The Company came into fiscal 2010 with a conservative investment portfolio allocation.  This proved to be a prudent strategy as the market turmoil, prevalent throughout fiscal 2009, continued into the new year.  The Company faced ups and downs in terms of investment performance throughout the year.  By the end of the year, markets picked up considerably as a new bull market seemed to emerge.  At that time, management made moves to employ more capital in the market, generating good returns.  Investment gains going forward will continue to be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from year to year.

For the year ended September 30, 2010 the Company recognized gains attributable to the sale of marketable securities or adjustments to market value of $1.1 million. For the same period last year, the Company recognized gains of $0.3 million.  However, interest and dividend income for the Merchant Banking segment for the fiscal year 2010 was less than $0.1 million, compared to almost $0.3 million last year.  Interest earned in the prior period was largely attributable to cash held in short term interest bearing corporate notes or discount securities.  In 2010, more capital was invested in equities as opposed to holding cash.

For the year ended September 30, 2010, the Company generated a return of 5.3% compared to last year when the Company generated a return of 2.7% on its invested capital.  While investment returns were improved over last year, they still have plenty of room for improvement.  In general, the Company employs a relative conservative strategy, sacrificing some upside for reduced downside risk.  In a strong bull market, as we have experienced over the last several months, the Company’s portfolio will tend to underperform the overall market.  As indicators continue to point to a slow recovery, the markets are starting to catch up.  Management continues to make adjustments to the portfolio to take advantage of the momentum.  In comparison to other widely-used benchmarks the Company underperformed for the year, as the Dow Jones Industrial Average gained 11.1% over the Company’s fiscal year, while the S&P 500 and TSX gained 7.9% and 8.5%, respectively.

Operating expenses for the Merchant Banking business are comprised largely of salaries and benefits.  Total operating expenses for the year ended September 30, 2010 were approximately $1.1 million, compared to $2.3 million for the same period last year.  Salaries and benefits expenses, which make up the bulk of the operating costs, were reduced significantly in the current year as a result of the executive restructuring undertaken by the Company in early fiscal 2010.  In addition, there were approximately $0.3 million in one-time costs in the prior year relating to start-up costs in Monaco.

Fiscal 2010 pre-tax loss from the Merchant Banking segment was less than ($0.1) million, compared to a loss of ($1.7) million last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  For the year ended September 30, 2010 these expenses, excluding depreciation, totaled approximately $1.5 million, compared to approximately $1.8 million in the prior year, mainly due to lower depreciation due to leaseholds being fully amortized. Credit amounts generated by the corporate segment in the prior year relate to a recovery in excess of actual costs as a result of subleasing excess space at the Company’s corporate office.   As the Company has relocated its corporate office, there are no such credits going forward.

Income Taxes

Given the current operating loss, along with the uncertainty surrounding investment markets going forward, the Company has adjusted its valuation allowance on its future tax assets to reflect the value of the asset at nil.  As a result of the valuation allowance, the current value of the tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.  Income tax expense for the year was nil.

Net loss

Net loss for the year ended September 30, 2010 was ($4.1) million, compared to a loss of ($10.5) million for the year ended September 30, 2009.  On a per share basis the net loss in the current year was ($0.50) per share compared to ($1.22) last year.

The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,233,519 this year compared to 8,558,466 last year.

THREE MONTHS ENDED SEPTEMBER 30, 2010, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2009

On a consolidated basis, the net income for the fourth quarter of fiscal 2010 was $0.4 million, compared to a net loss of ($6.4) million for the fourth quarter of fiscal 2009.  Excluding the impact of goodwill impairment and valuation allowances related to future tax assets, the net loss for the fourth quarter of fiscal 2009 was ($1.0) million.

Consumer and Retail Branding Segment

Net revenue for the Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the three months ended September 30, 2010 was $2.3 million, compared to $1.6 million for the three months ended September 30, 2009, an increase of $0.7 million, or 41.8%.  The principal reason for the increase in net revenue from last year to this year was increased client spending.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended September 30 (in millions)

By customer location:	2010	% of total	2009	% of total
Canada	$1.6	70%	$0.5	33%
USA and South America	0.7	30%	0.8	50%
Middle East, Asia and Europe	-	-	0.3	17%
	$2.3	100%	$1.6	100%

Net revenue from Canadian customers increased by approximately $1.1 million for the fourth quarter of fiscal 2010 as compared to the same period last year, while net revenue from the U.S. and South America based customers decreased by $0.1 million.  Net revenue from the Middle East and Asia region decreased to almost nil as a result of the Dubai office closure, compared to $0.3 million in the same period last year.  As discussed in the full year results, the Company made the decision to close the Dubai branch in the fourth quarter of fiscal 2009.  As a result, revenue from the Middle East and Asia region will likely be minimal for the foreseeable future.

Operating expenses, excluding depreciation and goodwill impairment, for the fourth quarter of 2010 were $2.1 million, compared to $2.3 million in the fourth quarter of fiscal 2009, mainly due to reduced labour costs.  Expressed as a percentage of revenue, operating expenses were 93.5% this year compared to 146.7% last year.

Salaries and benefits expenses for the fourth quarter of 2010 were $1.7 million compared to $1.8 million for the fourth quarter last year, a decrease of $0.1 million or 5.8%.  Salaries and benefits levels decreased as a result of staff reductions related to the closure of the Dubai office.  Salaries and benefits expense as a percent of net revenue was 74.1% for this year’s fourth quarter compared to 111.4% for the same period last year.

General and administrative expenses were $0.2 million in the current quarter compared to $0.3 million in the same period last year. General and administrative expenses as a percent of net revenue were 10.9% for this year’s fourth quarter compared to 19.2% in the same period last year.

Occupancy costs for the most current quarter were $0.2 million compared to $0.3 million in the fourth quarter of fiscal 2009.  Occupancy costs as a percent of net revenue were 8.6% in the fourth quarter of fiscal 2010 compared to 16.0% in the same period last year.

Depreciation expense for the three months ended September 30, 2010 and three months ended September 30, 2009 was $0.1 million.

There was a no interest income or expense for the three months ended September 30, 2010 or for the same period last year.

Pre-tax income from the Branding segment was $0.1 million in the fourth quarter of fiscal 2010 compared to a pre-tax loss of ($5.2) million in the fourth quarter of fiscal 2009.  Excluding goodwill impairment, pre-tax losses from the Branding segment were ($0.8) million for the fourth quarter of fiscal 2009.

Merchant Banking Segment

For the fourth quarter ended September 30, 2010 the Merchant Banking segment generated net investment gains of $0.9 million, compared to investment gains of $0.8 million in the same period last year.  As financial markets improved considerably in the fourth quarter of fiscal 2010, the Merchant Banking segment was able to generate decent returns on its invested assets.  The Company continues to maintain an overall relatively conservative strategy; however, there seems to be consensus that the global economy will avoid a “double-dip” recession.  As such, the Company made some strategic moves in terms of its investments in order to take advantage of the momentum in the market.  The Company will continue to employ a blended strategy of long positions and related derivatives in an attempt to maximize returns while limiting downside risk.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits.  Total operating expenses for the quarter were approximately $0.2 million, compared to $0.5 million for the same period last year.

During the fourth quarter of fiscal 2010 pre-tax income from the Merchant Banking business totaled approximately $0.7 million, compared to pre-tax income of $0.3 million in the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, listing fees and shareholder relations.  During the current quarter these expenses totaled $0.3 million compared to approximately $0.5 million in the same period last year, due mainly to lower labour costs as a result of the restructuring during fiscal 2010.

Income Taxes

The income tax expense for the period was nil.  The reason for the disparity from the substantively enacted tax rate of 31% was an adjustment to the value of the future tax asset based on the Company’s results for the fourth quarter along with the overall volatility in the market and economic uncertainty at year end.  The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net income for the three months ended September 30, 2010 was $0.4 million, compared to a loss of ($6.4) million for the three months ended September 30, 2009.  On a per share basis the net earnings in the current quarter were $0.05 per share compared to a net loss of ($0.74) last year. The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for the current quarter compared to 8,558,377 in the same period last year.

4.	SUMMARY OF QUARTERLY RESULTS

	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Net revenue	$3.2 million	$1.4 million	$3.5 million	$1.5 million

Net earnings (loss)	$0.42 million	($1.44) million	$0.89 million	($4.01) million

Net earnings (loss) per share:
Basic	$0.05	$(0.18)	$0.15	$(0.47)
Diluted	$0.05	$(0.18)	$0.15	$(0.47)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009

Net revenue	$2.4 million	$2.9 million	$3.3 million	$3.7 million

Net loss	($6.38) million	($1.81) million	($1.24) million	($1.04) million

Net loss per share:
Basic	$(0.74)	$(0.21)	$(0.15)	$(0.12)
Diluted	$(0.74)	$(0.21)	$(0.15)	$(0.12)

5.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$928,113	$590,054	$335,337	$2,722
Capital leases	113,827	35,864	35,864	42,099
Total contractual cash obligations	$1,041,940	$625,918	$371,201	$44,821

6.	RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net loss for the years ended September 30, 2010, 2009 and 2008 required to conform to US GAAP.  Detailed information can be found in note 21 to the Financial Statements.

	2010	2009	2008

Net loss based on
Canadian GAAP	$(4,142,492)	$(10,475,810)	$(10,158,145)
Cash held in escrow	-	-	2,803,549
Capitalized incorporation costs	-	-	66,339
Fair value adjustment on restricted securities	(137,465)	(283,411)	1,619,615
Net loss based on US GAAP	$(4,279,957)	$(10,759,221)	$(5,668,642)

	2010	2009	2008
Net loss from continuing operations	$(4,279,957)	$(10,759,221)	$(8,472,191)
Net earnings from discontinued operations	$-	$-	$2,803,549

The following table sets forth the computation of basic and diluted loss per share:

	2010	2009	2008

Net loss per share:
Basic	$(0.52)	$(1.26)	$(0.62)
Diluted	(0.52)	(1.26)	(0.62)

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2010	2009

Total assets based on Canadian GAAP	$19,569,533	$23,595,204
Fair value adjustment on restricted securities	51,239	188,704
Total assets based on US GAAP	$19,620,792	$23,783,908

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2010	2009

Shareholders’ equity based on Canadian GAAP	$16,861,384	$21,624,034
Fair value adjustment on restricted securities	51,239	188,704
Shareholders’ equity based on US GAAP	$16,912,623	$21,812,738

7.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2010, Envoy had working capital of $15.2 million, compared to September 30, 2009, when it had a working capital of $19.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $6.7 million at September 30, 2010 and $5.1 million at September 30, 2009.   The principal reasons for the increase was an effort towards the end of the year to become more invested as the market showed strong signs of a recovery.

Approximately $5.5 million in cash was used by operations during the year ended September 30, 2010, compared to $9.2 million generated by operations for the year ended September 30, 2009.  The main use of cash during the current year was the funding of operating losses, including significant restructuring costs during the year.  Conversely, fiscal 2009 cash was generated mainly from collections of accounts receivable and the sale of investments held for trading.

In prior years, the Company has used significant working capital to repurchase shares of the Company pursuant to the normal course issuer bid.   In fiscal 2010, the Company used approximately $0.6 million of cash for this purpose.  Purchases under the issuer bid were only $0.1 million in fiscal 2009.

The Company drew funds against its operating line of credit in fiscal 2010 to partially fund restructuring costs, rather than liquidate investments.  The revolving credit facility is available up to a maximum of $1.0 million.  At September 30, 2010, borrowings under the credit facility were $780,000.

Despite the current economic conditions, the Company has access to significant liquid capital resources and is not exposed to any investments with distressed credit.

8.	TRANSACTIONS WITH RELATED PARTIES

At September 30, 2010 Envoy owned an approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

During fiscal 2009, the Company paid $7,500 (2008 - $215,000) for legal services to a director of the Company.  In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”).  As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

9.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 21 to the Financial Statements.

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

Future Income Taxes

The Company accounts for future income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefits from those future income tax assets.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

Revenue Recognition – Branding segment

The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;
(ii)	unbilled revenue (included in accounts receivable) representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and
(iii)	work in process (included in accounts receivable) represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

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

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT or AFS are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties.  Such evidence might include significant subsequent equity financing by an unrelated professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard becomes effective January 1, 2011, and early adoption is permitted. This new standard is expected to only have an impact on the financial statements for any future acquisitions that will be made in periods subsequent to the of date adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted. The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been determined at this time. The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation. The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS. This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements. In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at September 30, 2010, the Company has completed phases one and two of its transition plan and have identified the areas that potentially have significant impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company has not determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. The Company will commence phase three of its transition plan during fiscal 2011.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued a standard regarding business combinations. This standard establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard was effective for fiscal years beginning after December 15, 2008 and, as such, the Company adopted this standard in fiscal 2010. The adoption of this standard has had no effect on the Company’s consolidated financial statements and will only impact any future acquisitions,

In December 2007, the FASB issued a standard on the accounting for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. The standard clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest.  This standard was effective for fiscal years beginning after December 15, 2008.  The Company adopted this standard in fiscal 2010.

In April 2009, FASB issued changes regarding interim disclosures about fair value of financial instruments.  The changes enhance consistency in financial reporting by increasing the frequency of fair value disclosures from annually to quarterly.  The changes require disclosures on a quarterly basis of qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The disclosure requirements were effective beginning with the first interim reporting period ending after June 15, 2009. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

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

In June 2009, the FASB issued a standard which will be effective for all variable interest entities and relationships with variable interest entities existing as of January 1, 2010.  This standard amends previous guidance to require an enterprise to determine whether its variable interest or interest give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the enterprise that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  This standard also amends previous guidance to require ongoing reassessments of whether and enterprise is the primary beneficiary of a variable interest entity.  The adoption of this standard did not have any impact on the Company’s consolidated financial statements as there are no relationships with variable interest entities.

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The guidance is effective in fiscal years beginning on or after June 15, 2010, and our company is required to adopt this guidance in its first quarter of fiscal 2011. The adoption of these changes is not expected to have a material impact on the Company’s consolidated financial statements

In December 2009, the FASB issued ASU 2009-16, Accounting for Transfers of Financial Assets (Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140).  ASU 2009-16 modifies certain guidance contained in FASB ASC 860, Transfers and Servicing. This standard eliminates the concept of qualifying special purpose entities (QSPEs) and provides additional criteria transferors must use to evaluate transfers of financial assets. To determine if a transfer is to be accounted for as a sale, the transferor must assess whether it and all of the entities included in its consolidated financial statements have surrendered control of the assets. A transferor must consider all arrangements or agreements made or contemplated at the time of transfer before reaching a conclusion on whether control has been relinquished. The guidance also addresses situations in which a portion of a financial asset is transferred. In such instances the transfer can only be accounted for as a sale when the transferred portion is considered to be a participating interest. The guidance also requires that any assets or liabilities retained from a transfer accounted for as a sale be initially recognized at fair value. This standard became effective for the Company as of October 1, 2010, with adoption applied prospectively for transfers that occur on and after the effective date. Adoption of this standard did not have a significant impact on the consolidated financial statements of the Company.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of this update will be effective for us in the first quarter of fiscal 2011 and we are currently evaluating the impact of the pending adoption of this standards update on the Company`s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for us in fiscal 2012 and should be applied prospectively. Early adoption is permitted. Our company is currently evaluating the impact of the pending adoption of ASU 2010-17 on our consolidated financial statements.

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

C.	Research and Development, Patents and Licenses, etc.
Not applicable.

D.	Trend Information
Not applicable.

E.	Off-Balance Sheet Arrangements
None.

F.	Commitments and Contractual Commitments
Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$928,113	$590,054	$335,337	$2,722
Long term debt	113,827	35,864	35,864	42,099
Total contractual cash obligations	$1,041,940	$625,918	$371,201	$44,821

G.	Safe Harbor
See “Special Note Regarding Forward-Looking Statements” in the introduction to this Form 20-F.

Item 6:   Directors and Senior Management and Employees

A.	Directors and Senior Management
The following table sets forth certain information regarding the directors and senior managers of Envoy as of November 30, 2010. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name
Age	Positions Held with Envoy
Andrew Patient	President and Chief Executive Officer
40
Mike Grace	Chief Financial Officer
54
Geoffrey B. Genovese	President and Director, Envoy Capital Group
56	Monaco S.A.M and Director
David Hull¹ ² ³	Director
54
Linda Gilbert¹ ² ³	Director
42
David Parkes¹ ² ³	Director
54
_______________________________

¹ Member of the Audit Committee
² Member of the Compensation Committee
³ Member of the Nominating and Corporate Governance Committee

The principal occupations, business experiences and positions for the past five years and, in certain cases, prior years of the directors and executive officers of Envoy are as follows:

Andrew Patient, CA:  Mr. Patient joined the Envoy group in 2001, initially serving as controller at the Company’s wholly-owned subsidiary, Watt International Inc.  In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of the Company’s financial reporting.  Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at startup internet technology companies in San Diego, CA.  On January 1, 2010, Mr. Patient resigned as Chief Financial Officer and was appointed President and Chief Executive Officer of Envoy.

Mike Grace, CA:  Mike Grace, was appointed Chief Financial Officer of Envoy effective January 2, 2010.  In addition, Mr. Grace is currently serving as Executive Vice President, Finance and Operations for Watt International Inc., having been appointed in 2003. Previously, Mr. Grace served as Vice President, Finance and Administration, for Watt from 1993 to 2003.

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

Linda Gilbert, CA: Ms. Gilbert, a chartered accountant with over 10 years experience working in a public company environment, is currently a consultant to public companies on corporate reporting and compliance issues. Ms. Gilbert previously served as Envoy’s Director of Finance from 1999 to 2003 and Vice President and Chief Financial Officer from 2003 to 2005. Prior to joining Envoy in 1999, Ms. Gilbert was a manager with KPMG LLP in Canada. Ms. Gilbert was appointed a Director of Envoy on August 5, 2009.

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
The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2010 paid to the principal executive officer of Envoy, the principal financial officer of Envoy and the three other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Salary ($)		Bonus ($)	Other Annual ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Andrew Patient, President and Chief Executive Officer	$290,000		---	$6,000	---	---	---	---

Mike Grace, Chief Financial Officer	$193,500		---	---	---	---	---	---

Geoffrey B. Genovese, President and Director, Envoy Capital Group Monaco S.A.M.	$1,017,474	1	---	---	---	---	---	---

Patrick Rodmell, President and Chief Executive Officer, Watt International Inc.	$328,000		---	---	---	---	---	---

J. Joseph Leeder, Former President and Chief Executive Officer	$75,000	2	---	$4,500	---	---	---	---

John H. Bailey, Former Executive Vice President and Director	$136,529	1,2	---	---	---	---	---	---

Notes:

1.
The compensation of Messrs. Genovese and Bailey was paid in Euros. During fiscal 2010, the average rate of exchange for the conversion of one Euro into Canadian dollars was $1.4116 (Cdn $1.00 equals Euro 0.7084).

2.	The contracts of Messrs. Leeder and Bailey were terminated as of December 31, 2009.

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

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2010 Fiscal Year
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised In the Money Options at FY-End Exercisable/Unexercisable ($)

Joseph Leeder	Nil	Nil	nil/nil	nil/nil
Andrew Patient	Nil	Nil	nil/nil	nil/nil
Geoffrey B. Genovese	Nil	Nil	nil/nil	nil/nil
John H. Bailey	Nil	Nil	nil/nil	nil/nil
Patrick Rodmell	Nil	Nil	nil/nil	nil/nil
Mike Grace	Nil	Nil	nil/nil	nil/nil

The Company does not provide any pension, retirement plan or other remuneration to its directors or officers that constitutes an expense to the Company.

Employment Contracts and Termination Agreements:
The Company and its subsidiaries, Watt International and Envoy Monaco, have entered into employment contracts with the Named Executive Officers.

Andrew Patient has agreed to act as the Company’s President and Chief Executive Officer at an annual base salary of $290,000.  This agreement also provides for a severance payment equal to the greater of $290,000 and the total remuneration and other compensation earned by Mr. Patient during the twelve month fiscal period of the Corporation immediately preceding the date of termination, if Mr. Patient’s employment is terminated, without cause, by the Corporation. If there is a change of control (as defined) of the Corporation and Mr. Patient elects to resign within year of the date on which the change of control occurs, Mr. Patient is entitled to receive a severance payment equal to the same amount to which he would have been entitled if his employment had been terminated by the Corporation, without cause.

Mike Grace has agreed to act as the Company’s Chief Financial Officer in addition to his duties as Executive Vice President, Finance and Operations at the Company’s wholly-owned subsidiary, Watt International Inc.  Mr. Grace’s contract with Watt International provides for a base salary of $174,000.  In addition, Mr. Grace’s contract with Envoy provides for a base salary of $26,000. In addition to base salary, the contract with Watt International provides for a severance payment equivalent to his base salary for a period of one year, if his employment is terminated, without cause, by Watt International Inc.

Geoffrey B. Genovese has agreed to act as the President and Chief Executive Officer of Envoy Monaco at an annual base salary of 720,000 Euros (Cdn $1,016,352), together with an annual bonus of up to 100% of salary, based on pre-set specific performance criteria approved annually, in advance, by the Compensation Committee of the Company. This agreement provides for a severance payment equal to the greater of (1) 3,950,000 Euros (Cdn $5,575,820) and (2) an amount equal to 200,000 Euros (Cdn $282,320) plus an amount equal to three times the total remuneration and other compensation paid to Mr. Genovese during (a) the 12 month fiscal period of Envoy Monaco immediately preceding termination (the “First 12 Month Fiscal Period”) or (b) the 12 month fiscal period of Envoy Monaco immediately preceding the First 12 Month Fiscal Period (the “Second 12 Month Fiscal Period”) or (c) the 12 month fiscal period of Envoy Monaco immediately preceding the Second 12 Month Fiscal Period, whichever is greater, if Mr. Genovese’s employment is terminated, without cause, by Envoy Monaco or if there is a change of control of the Company and Mr. Genovese elects to terminate his employment with Envoy Monaco. In addition, if there is a change of control of the Company, Mr. Genovese is entitled to receive, at the sole discretion of the Compensation Committee of the Company, a one-time bonus of up to a maximum of 700,000 Euros (Cdn $988,120). All amounts payable to Mr. Genovese by Envoy Monaco under this agreement have been guaranteed by the Company.

Patrick Rodmell has agreed to act as the President and Chief Executive Officer of Watt International Inc. at an annual base salary of $328,000.00, together with an annual cash bonus based on the performance of Watt International Inc. This agreement provides for a severance payment equivalent to his base salary for a period of one year, if his employment is terminated, without cause, by Watt International Inc.

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

Directors’ and Officers’ Liability Insurance:
The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $5,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $47,500.

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

Board of Directors:
The articles of the Company provide that there shall be a Board of not less than three or more than ten directors. There are currently four directors on the Board. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).

The Board, on the recommendation of the Nominating and Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with the Company and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. These standards are available in the Governance section of the Company’s website at www.envoy.to. In general, a director who meets these standards and who does not otherwise have a material relationship with the Company would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that three of the Company’s four directors are independent within the meaning of such term in NI 58-101. Therefore, the Board is composed of a majority of independent directors.

The three independent directors are: David Hull, David Parkes and Linda Gilbert. One director has a material relationship with the Company and is therefore not independent. Mr. Geoffrey Genovese, President and Chief Executive Officer of Envoy Monaco, is considered to have a material relationship with the Company by virtue of his executive officer position.  In addition, during his tenure, Mr. John Bailey was considered to have a material relationship with the Company by virtue of his position as Executive Vice President and Corporate Secretary of Envoy Monaco.

The current Chairman of the Board is David Hull, who is an independent director. The Chairman chairs meetings of directors without management present. The Board has determined that the Chairman shall be appointed by the Board based on the recommendations of the Nominating and Corporate Governance Committee. On January 1, 2009, David Hull was appointed the Chairman of the Board.

Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2009, the independent directors have held six meetings without non-independent directors present.  In addition, the Compensation Committee held two meetings, the audit committee held eight meetings since October 1, 2009.  There were no meetings of the Nominating and Corporate Governance Committee during this period.

Between October 1, 2009 and November 30, 2010, inclusive, the Board held eight meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended 2
John Bailey 1	3 of 3
Geoff Genovese	8 of 8
Linda Gilbert	8 of 8
David Hull	8 of 8
David Parkes	8 of 8

Note:

1. Mr. John Bailey resigned as a Director and member of the three Board Committees on December 31, 2009 and was not replaced as a Director or member of the three Board Committees.

2. In addition, Messrs. David Hull and David Parkes and Ms. Linda Gilbert attended six meetings of the independent directors (at which Messrs. Genovese and Bailey were not eligible to attend), eight meetings of the Audit Committee and two meetings of the Compensation Committee.  In addition, Mr. John Bailey attended three meetings of the Audit Committee.

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
As at November 30, 2010, Envoy had 66 full-time employees based in Toronto, Canada and 1 employee based in Monaco. Of this total, 64 employees were engaged in consumer and retail branding and 3 were engaged in merchant banking.

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
As of September 30, 2010, there were no options or other rights to purchase common shares of Envoy.

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

The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 800,000 common shares. As at September 30, 2010 there are no outstanding options to purchase common shares under the Stock Option Plan. There are no SARs outstanding under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.

The following table sets forth shares owned by the Named Executive Officers and Directors as of November 30, 2010:

Identity of Person	Number of Common Shares Owned	Percent of Outstanding Class
Geoffrey Genovese	1,604,083	19.9%
Andrew Patient	30,000	0.4%
Mike Grace	320	0.1%
Patrick Rodmell	13,333	0.2%
Linda Gilbert	1,000	0.1%
David Hull	55,700	0.7%
David Parkes	10,000	0.1%

Item 7:   Major Shareholders And Related Party Transactions

A.	Major Shareholders

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

As of November 30, 2010, Envoy had an authorized share capital of unlimited common shares without par value, of which 8,028,377 common shares were issued and outstanding.

As of November 30, 2010, there were no outstanding common share purchase warrants.  The Company previously had 5,526,317 transferable common share purchase warrants outstanding, however, these expired February 20, 2009.

The following table sets forth certain information regarding the ownership of outstanding common shares of Envoy as of November 30, 2010 with respect to each person known by Envoy to be the beneficial owner or, in the case of Envoy directors or Executive Officers, the beneficial owner of more than 2.5% of Envoy’s outstanding common shares.  As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. During fiscal 2009, two of Envoy’s executives and directors acquired significant positions in the common shares of the Company.  On September 3, 2009, Geoffrey B. Genovese filed Form 13D with the Securities and Exchange Commission indicating ownership of 1,691,083 common shares, representing 19.8% of the total outstanding.  In addition, on September 8, 2009, former executive John H. Bailey filed a Form 13D indicating that he owned 1,085,233 of the Company’s common shares, representing 12.7% of the total outstanding.  To the best of our knowledge, no other significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years.

Identity of Person or Group	Number of Common Shares Beneficially Owned	Percent of Outstanding Class

Geoffrey B. Genovese	1,604,083	19.9%

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

As of November 30, 2010 there were 8,028,377 outstanding common shares of Envoy of which 702,149 were held of record by 4 Non-U.S. residents and 7,326,228 were held of record by 19 U.S. residents. The foregoing information regarding the number and the country of residence of Envoy’s shareholders does not reflect those shareholders whose shares are being held of record by brokerage clearing houses and in general the ultimate beneficial owners of these shares are not known to Envoy. The Company’s major shareholders do not have different voting rights.

B.	Related Party Transactions
As disclosed in Note 7 to the Financial Statements, the following are transactions that took place during fiscal 2010 and prior that involved related parties:

During fiscal 2009, the Company paid $7,500 (2008 - $215,000;) for legal services to a director of the Company.  In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Monaco.  As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost 5,000 Euros each.

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program.  During 2007, the Company invested $200,000 in Sereno and at September 30, 2010 Envoy owned an approximate 21% interest.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

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

Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of Envoy and its subsidiaries) are required to file individual insider reports of changes in their ownership in Envoy’s securities within 5 days from the day on which the change takes place.  Copies of such reports may be accessed by the public via the System for Electronic Disclosures by Insiders at www.sedi.ca.

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

	High	Low
Fiscal 2006	$2.70	$1.50
Fiscal 2007	4.71	2.35
Fiscal 2008	3.24	2.00
Fiscal 2009	2.34	1.10
Fiscal 2010	1.55	0.88

	High	Low
Quarterly 2010
First Quarter	1.49	1.09
Second Quarter	1.16	0.90
Third Quarter	1.55	0.94
Fourth Quarter	1.29	0.88

Quarterly 2009
First Quarter	2.15	1.10
Second Quarter	1.75	1.10
Third Quarter	2.34	1.43
Fourth Quarter	2.33	1.33

For the month ending
November 30, 2010	0.95	0.81
October 31, 2010	0.96	0.87
September 30, 2010	0.95	0.88
August 31, 2010	1.25	0.95
July 31, 2010	1.29	0.88
June 30, 2010	1.09	0.97

The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2006	$ US 2.36	$ US 1.31
Fiscal 2007	4.07	2.13
Fiscal 2008	3.39	1.90
Fiscal 2009	2.09	0.82
Fiscal 2010	1.50	0.75

	High	Low
Quarterly 2010
First Quarter	1.40	1.02
Second Quarter	1.10	0.86
Third Quarter	1.50	0.80
Fourth Quarter	1.24	0.75

Quarterly 2009
First Quarter	2.04	0.82
Second Quarter	1.59	1.02
Third Quarter	2.09	1.16
Fourth Quarter	2.00	1.22

For the month ending
November 30, 2010	0.93	0.82
October 31, 2010	0.99	0.85
September 30, 2010	0.99	0.80
August 31, 2010	1.24	0.88
July 31, 2010	1.24	0.75
June 30, 2010	1.14	0.91

On November 30, 2010 the closing price of the common shares as reported on the TSX was $0.81 and on NASDAQ was US$0.85.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or an entity (corporate or non-corporate) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An acquisition of control (as defined in the Investment Act) of Envoy by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Envoy is not controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Envoy is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canadian culture.  Acquisition of control  (as defined by the Investment Act) of Envoy by a WTO investor, or by a non-Canadian at any time Envoy is controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Envoy exceeds the threshold of $299,000,000 in 2010.  There are also special provisions of the Investment Act applicable to transactions that may be injurious to national security.

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

Passive Foreign Investment Company Rules
Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” (the “income test”), or on average at least 50% of the gross value of its assets, as determined on a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Envoy believes that it was a PFIC for the taxable year ended September 30, 2010, and has been a PFIC in prior tax years.  Depending on its income, assets and activities, Envoy believes that it may be a PFIC in the current taxable year and in subsequent taxable years.

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

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk.  Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts.  At September 30, 2010, the Company had outstanding foreign exchange contracts to sell 800,000 U.S. dollars at an average rate of 1.0445 expiring in November and December 2010.  The Company also held approximately $7,000,000 in U.S. denominated Canadian dollar futures contracts at a rate of 1.0375, expiring in December 2010.  There are no liabilities associated with these instruments at September 30, 2010.  The gains and losses from these contracts have been included in investment income for the period.

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.  As at September 30, 2010, two customers represented 47% of accounts receivable (2009 - two customers represented 43% of accounts receivable).

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

Certain of the Company’s financial assets, including cash and investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company is also exposed, in the normal course of business, to credit risk from advances to investee companies.

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  At September 30, 2010, the Company held no interest-bearing investments.  Also, the Company had minimal exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

Item 12:   Description of Securities Other Than Equity Securities
Not applicable

PART II

Item 13:   Defaults, Dividends Arrearages and Delinquencies
A.         There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default relating to the indebtedness of the Company its significant subsidiary.

B.         There is no preferred stock of Envoy in its significant subsidiary and accordingly there has been no material arrearage in the payment of dividends or any other material delinquency not cured within 30 days, with respect to any class of preferred stock of Envoy or of its significant subsidiary.

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

D.         Not applicable.

E.          Not applicable.

Item 15:   Controls and Procedures
The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a - 15(e) and 15d- 15(e)) as of September 30, 2010, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.

There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2010 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2010.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

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

Item 16C:   Principal Accountant Fees and Services

(a)	AUDIT FEES were $98,500 in 2010 and $98,500 in 2009. These fees include year end audit work, consents, reviews and assistance with regulatory filings.
(b)	AUDIT-RELATED FEES were $nil in 2010 and $23,697 in 2009. These fees include assistance with due diligence and accounting research.
(c)	TAX FEES were $30,000 in 2010 and $25,000 in 2009. These fees include tax compliance services and tax advice.
(d)	All OTHER FEES were $nil in 2010, and $nil in 2009.
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

Item 16D:   Exemptions from the Listing Standards for Audit Committees
Not Applicable.

Item 16E:   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

From October 1, 2009 through November 30, 2010, the Company repurchased and cancelled 530,000 common shares for cash consideration of $620,158.  The Company repurchased these shares pursuant to the terms of a normal course issuer bid which began on May 1, 2009 and ended on April 30, 2010.  The Company was authorized to repurchase and cancel up to 10% of the public float of the shares.  On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer (“NCIB”).   Pursuant to the NCIB, Envoy proposed to purchase from time to time over a twelve month period, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float.   Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases have yet been made under this issuer bid.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part Of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

October 1, to October 31, 2009	nil	$-	nil	682,723
November 1, to November 30,2009	nil	$-	nil	682,723
December 1, to December 31, 2009	nil	$-	nil	682,723
January 1, to January 31, 2010	nil	$-	nil	682,723
February 1, to February 28, 2010	281,000	$1.15	281,000	401,723
March 1, to March 31, 2010	249,000	$1.14	249,000	152,723
April 1, to April 30, 2010	nil	$-	nil	Nil
May 1, to May 31, 2010	nil	$-	nil	Nil
June 1, to June 30, 2010	nil	$-	nil	Nil
July 1, to July 31, 2010	nil	$-	nil	632,394
August 1, to August 31, 2010	nil	$-	nil	632,394
September 1, to September 30, 2010	nil	$-	nil	632,394

Total	530,000		530,000

PART III

Item 17:   Financial Statements

(a)	Envoy Capital Group Inc.
	(i)	Auditors’ Report on the financial statements for the year ended September 30, 2010 and 2009	F-1
	(ii)	Consolidated Balance Sheets as at September 30, 2010 and 2009	F-2
	(iii)	Consolidated Statements of Operations for the years ended September 30, 2010, 2009 and 2008	F-3
	(iv)	Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2009 and 2008	F-4
	(v)	Notes to Consolidated Financial Statements	F-5

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

________________________
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

ENVOY CAPITAL GROUP INC.

Date:	December 20, 2010	/s/ ANDREW PATIENT
Name: Andrew Patient
Title: President and Chief Executive Officer