Form 20-F
period 2011-09-30
Merus Labs International Inc.
filed 2012-04-16
CIK 1031516

As filed with the Securities and Exchange Commission on April 13, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2011

OR

[   ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____________ to _____________

OR

[   ] Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _____________

Commission file number 000-30082

MERUS LABS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

______________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: At September 30, 2011, there were 8,028,377 common shares outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES: [   ]     NO: [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to 13 or 15 (d) of the Securities Exchange Act of 1934.
YES: [   ]      NO: [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES: [X]      NO: [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES: [X]     NO: [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:
Large accelerated filer [   ]      Accelerated filer [   ]      Non-accelerated filer  [X]

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [   ]     International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]      Other [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.
Item 17: [X]     Item 18:[   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES: [   ]     NO: [X]

Explanatory Notes

Merus Labs International Inc. (“Merus”, the “Company” “we”, “us”, or “our”) was formed on December 19, 2011 by the amalgamation (the “Amalgamation”) of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”). The Amalgamation occurred on December 19, 2011, which is after Envoy’s year end. Thus, Merus is required to file this Annual Report on Form 20-F (the “Annual Report”) for Envoy’s financial year ended September 30, 2011. Although this Annual Report includes descriptions of the Amalgamation and the business of Merus after the closing of the Amalgamation, the financial statements and information included by reference hereto are only those of Envoy as of September 30, 2011.

All information contained in this Annual Report is as of September 30, 2011, unless otherwise indicated. All references to Common Shares are to the common shares of Merus.

About Forward-Looking Information

This Annual Report and the documents incorporated by reference herein contain certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Merus, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; Merus’ business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Merus, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information.

You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of Merus;
  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this Annual Report is based (in whole or in part) upon factors which may cause actual results, performance or achievements of Merus to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to Merus including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While Merus does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by provincial drug benefit formularies, hospital formularies and pharmacies, physicians and patients in the marketplace;
  the Company’s ability to successfully market and sell its products;
  delays or setbacks with respect to clinical trials, governmental approvals, or manufacturing or commercial activities;
  the timing and unpredictability of regulatory actions;
  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of the Company’s products;
  the ability to develop and commercialize new products effectively;
  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;
  the inability to adequately protect its key intellectual property rights;
  the loss of key management or scientific personnel;
  the activities of its competitors and specifically the commercialization of innovative or generic products that compete in the same category as the Company’s products;
  regulatory, legal or other setbacks with respect to its operations or business;
  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;
  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;
  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and
  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where the Company operates.

Merus is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP or IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Merus cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of Merus as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in Merus’ publicly filed disclosure documents, including those disclosed under “Risk Factors” in this Annual Report.

Currency

Envoy presents its consolidated financial statements in Canadian dollars. In this annual report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$“ are to Canadian dollars, references to “U.S.$” are to United States dollars. See “Selected Financial Data” in Item 3 of this Form 20-F.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected Financial Data

The following tables sets forth selected financial data for Envoy for the fiscal years indicated below and should be read in conjunction with the more detailed audited consolidated financial statements and the related notes thereto (the “Consolidated Financial Statements”) appearing under Item 17 in this Form 20-F and the discussion under Item 5 “Operating and Financial Review and Prospects” herein. The selected consolidated financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates. Envoy’s historical results are not indicative of the results that may be expected for any future period for Merus.

Statement of Operations Data

Fiscal Years Ended
September 30	2011	2010	2009	2008	2007
(all amounts in thousands except
per share data)

Net Revenue	$1,882	$1,113	$586	$(4,255)	$5,148

(Loss) Earnings From Continuing Operations	(6,788)	(4,332)	(7,148)	(10,158)	2,641

(Loss) Earnings From Discontinued Operations	(679)	189	(3,327)	nil	375

(Loss) Earnings From Continuing Operations Basic Earnings Per Share	(0.85)	(0.52)	(0.84)	(1.11)	0.20

(Loss) Earnings From Continuing Operations Diluted Earnings Per Share	(0.85)	(0.52)	(0.84)	(1.11)	0.20

Net (Loss) Earnings	(7,467)	(4,142)	(10,476)	(10,158)	3,017

Net (Loss) Earnings Per Share Basic	(0.93)	(0.50)	(1.22)	(1.11)	0.23

Net (Loss) Earnings Per Share Diluted	(0.93)	(0.50)	(1.22)	(1.11)	0.23

Reconciliation

The Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Reconciliation to U.S. GAAP for fiscal 2011 and 2010 is set forth in Note 19 to the Notes to the Consolidated Financial Statements.

The following would be the adjustments under U.S. GAAP to the information provided above as an increase (decrease) to: Net revenue 2011 ($1,882), 2010 ($1,113), 2009 ($586), 2008 $4,255 and 2007 ($5,148); (Loss) earnings from continuing operations 2011 ($51), 2010 ($137), 2009 ($283), 2008 $1,686 and 2007 ($1,136); (Loss) earnings from continuing operations earnings per share basic 2011 $nil, 2010 ($0.02), 2009 ($0.04), 2008 $0.18 and 2007 ($0.09); (Loss) earnings from continuing operations earnings per share diluted 2011 $nil, 2010 ($0.02), 2009 ($0.04), 2008 $0.18 and 2007 ($0.09); Net (loss) earnings 2011 ($51), 2010 ($137), 2009 ($283), 2008 $4,490 and 2007 ($1,136); and Net (loss) earnings per share basic 2011 $nil, 2010 ($0.02), 2009 ($0.04), 2008 $0.49 and 2007 ($0.09); Net (loss) earnings per share diluted 2011, $nil, 2010 ($0.02), 2009 ($0.04), 2008 $0.49 and 2007 ($0.09).

Balance Sheet Data

As at September 30	2011	2010	2009	2008	2007
(all amounts in thousands)

Current Assets	$9,891	$18,250	$21,476	$28,823	$38,808

Total Assets	11,019	19,570	23,595	36,482	50,792

Total Debt(1)	-	-	-	70	157

Shareholders’ Equity	10,333	16,861	21,624	32,159	45,157

(Deficit) Retained Earnings(2)	(29,149)	(21,682)	(17,540)	(7,064)	3,094

1	Total debt includes both the current and long term portion of debt.
2	Retained earnings as of September 30, 2007 excludes the cumulative foreign currency translation adjustment of ($77). See Note 2(f) in the Notes to Consolidated Financial Statements of Envoy.

Reconciliation

As reflected in Note 19 to the Consolidated Financial Statements, the net (loss) earnings from continuing operations for the fiscal years ended September 30, 2011, 2010, 2009, 2008 and 2007 were ($6,839), ($4,469), ($7,432), ($10,276) and $32, respectively under U.S. GAAP. The net (loss) earnings for the fiscal years ended September 30, 2011, 2010, 2009, 2008 and 2007 were $(7,518), ($4,279), ($10,759), ($5,668) and $1,777, respectively under U.S. GAAP. The diluted net (loss) earnings per share for the years ended September 30, 2011, 2010, 2009, 2008 and 2007 were ($0.93), ($0.52), ($1.26), ($0.62) and $0.14, respectively under U.S. GAAP.

As reflected in Note 19 to the Consolidated Financial Statements, the shareholders’ equity as at September 30, 2011, 2010, 2009, 2008 and 2007 was $10,332, $16,912, $21,813, $32,631, and $41,140, respectively under U.S. GAAP. Total assets as of September 30, 2011, 2010 and 2009 under U.S. GAAP would exclude fair value adjustments of $nil, $51 and $189, respectively. In addition, total assets as of September 30, 2007 under U.S. GAAP would exclude the unrealized gain on private equities of $1,147, exclude capitalized incorporation costs of $66, and exclude cash held in escrow relating to the sale of the UK operations of $2,803.

Dividends

Merus has never paid any dividends on its common shares and does not anticipate that it will pay any cash dividends on its common shares in the foreseeable future. Any decision to pay dividends in the future will be at the discretion of Merus’ board of directors, after taking into account such factors as Merus’ financial condition, operating results, current and anticipated cash needs and plans for expansion.

Exchange Rates:

On April 6, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve was $1.00 U.S. to $0.9971. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve.

	Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Average(1)	0.9872	$1.0465	$1.1787	$1.0101	$1.0885

1	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

		For the Month Ended
	February	January	December	November	October	September
	2012	2012	2011	2011	2011	2011
High	$1.0028	$1.0270	$1.0396	$1.0487	$1.0605	$1.0389
Low	$0.9895	$1.0007	$1.0096	$1.0125	$0.9932	$0.9751

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Merus’ Business and Industry

Ability to Implement Merus’ Strategy to Grow the Business

Merus has historically increased sales and net income through strategic acquisitions, licensing and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Merus’ strategy is focused on increasing sales and enhancing its competitive standing and enabling it to promote and sell new products through existing and new marketing and distribution channels. Since Merus engages in limited proprietary research activity with respect to product development, it relies heavily on purchasing product lines from other companies. Other companies, many of which have substantially greater financial, marketing and sales resources than Merus, may compete for the acquisition of products. Merus may not be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for acquisition on acceptable terms, if at all. The inability to effect acquisitions of additional branded products could limit the overall growth of the business. Furthermore, even if Merus is able to obtain rights to pharmaceutical products, Merus may not generate sales sufficient to create a profit or otherwise avoid a loss. For example, the marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of Merus’ current products, limiting its ability to compete favorably in those product categories.

Ability to Acquire License Rights to New Products

Merus depends on the acquisition of rights to products from other companies as the primary source for new products. Risks in acquiring new products include: a) the ability to locate new products that are attractive and complement Merus’ business, and b) the price to acquire or obtain the license for these products may be too costly to justify the acquisition. Merus also faces competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render technologies and products obsolete or uncompetitive.

Merus’ products will face competition from new pharmaceutical and biotech products that treat some of the same diseases and conditions as Merus’ products. Many of Merus’ competitors have greater financial resources and selling and marketing capabilities. Merus will face further competition from drug development companies that focus their efforts on developing and marketing products that are similar in nature to its products, but that in some instances offer improvements over Merus’ products, such as less frequent dosing, more pleasant taste, new dosage formats and other novel approaches to improve existing products. Merus’ competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that Merus may license or acquire. These developments could render Merus’ products obsolete or uncompetitive, which would have a material adverse effect on Merus’ business, financial condition and operating results.

Recently, Optimer announced that Health Canada awarded Optimer priority review for its product: DIFICID®. DIFICID® is another method for the treatment of Clostridium difficile infection. Optimer asserts that DIFICID® has a slightly lower recurrence rate than Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus could be adversely affected.

Core patent protection for Merus’ initial portfolio has expired or will soon expire, which could result in significant competition from generic products resulting in a significant reduction in sales.

The core patents protecting its products have expired or will soon expire, which could result in significant competition from generic products and could result in a significant reduction in sales. In order to continue to obtain commercial benefits from Merus’ products, it will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends, among other things, upon the nature of the market and the position of Merus’ products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. In the event that competition develops from generic products, this competition could have a material adverse effect on its business, financial condition and operating results.

The entrance into the market of a generic pharmaceutical product may erode the branded product’s market share which may have a material adverse effect on Merus’ business, financial condition and results of operations. In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which allows PPC the authority to market their generic version of Vancocin capsules in the Canadian market. Should a generic version of Vancocin commercially launch, the sales of Vancocin may decline significantly.

Merus may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against Merus. In addition, third party collaborators and licensees may not protect Merus from product liability claims.

Merus will maintain product liability insurance in connection with the marketing of its products. Merus may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If Merus is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims Merus will be exposed to product liability claims. A successful product liability claim in excess of its insurance coverage could harm its financial condition, results of operations and prevent or interfere with its product commercialization efforts. In addition, any successful claim may prevent Merus from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive.

Unexpected Product Safety or Efficacy Concerns

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales, as well as product liability, consumer fraud and/or other claims.

Uncertainty can arise regarding the applicability of Merus’ proprietary information.

Merus will rely on trade secrets, know-how and other proprietary information as well as requiring employees, suppliers and other third-party service providers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and Merus may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to Merus’ proprietary information and adopt it in a competitive manner. If a third party obtains Merus’ proprietary information and adopts it in a competitive manner, it may have a material effect on Merus’ business, financial condition and operating results.

Merus may not be able to secure additional financing.

There can be no assurance that Merus will be able to raise the additional funding that it needs to carry out its business objectives. The development of Merus’ business depends upon prevailing capital market conditions, Merus’ business performance and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Merus will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, control of Merus may change and shareholders may suffer additional dilution.

Merus may not be ability to implement its business strategy.

The growth and expansion of Merus’ business will be heavily dependent upon the successful implementation of its business strategy. There can be no assurance that Merus will be successful in the implementation of its business strategy.

Merus will rely on third parties to manufacture its products.

Merus will not have the internal capability to manufacture pharmaceutical products and will rely on third parties to manufacture its products. Merus cannot be certain that manufacturing sources will continue to be available or that it will be able to continue to outsource the manufacturing of its products on reasonable or acceptable terms. In addition, outsourcing manufacturing will expose Merus to a number of risks which are outside its control, including: its suppliers may fail to comply with government mandated current good manufacturing practices which include quality control and quality assurance requirements, as well as the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file resulting in mandated production halts or limitations; or its suppliers may experience manufacturing quality, control or yield issues which would require the supplier to halt or limit production of its products.

If Merus encounters delays or difficulties with contract manufacturers, packagers or distributors, sales of Merus’ products could be delayed. If Merus changes the source or location of supply or modifies the manufacturing process, regulatory authorities will require it to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If Merus is unable to demonstrate this equivalence, it will be unable to manufacture products from the new source or location of supply, or use the modified process. Merus may incur substantial expenses in order to ensure equivalence. This may negatively affect its business, financial condition and operating results.

If its supply of finished products is interrupted, Merus’ ability to maintain inventory levels could suffer and future revenues could be delayed.

Supply interruptions may occur and Merus’ inventory of finished products may not always be adequate to satisfy demand. Numerous factors could cause interruptions in the supply of Merus’ finished products, including failure to have a third party supply chain validated in a timely manner, shortages in raw material and packaging components required by its manufacturers, changes in its sources for manufacturing or packaging, its failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. There can be no assurances that Merus’ other products will not be interrupted in the future. This may have an adverse effect on its business, financial results and operations.

Merus will rely on third parties to perform distribution, logistics, regulatory and sales services for its products.

Merus will rely on third parties to provide distribution, logistics, regulatory and sales services including warehousing of finished product, accounts receivable management, billing, collection and record keeping. If the third parties cease to be able to provide Merus with these services, or do not provide these services in a timely or professional manner Merus may not be able to successfully manage the product revenues or integrate new products into its business, which may result in decreases in sales. Additionally, any delay or interruption in the process or in payment could result in a delay delivering product to its customers, which could have a material effect on Merus’ business, financial condition and operating results.

The publication of negative results of studies or clinical trials may adversely impact Merus’ products.

From time-to-time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a dramatic effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to Merus’ products or the therapeutic areas in which Merus’ products compete could adversely affect Merus’ sales, the prescription trends for Merus’ products and the reputation of Merus’ products. In the event of the publication of negative results of studies or clinical trials related to Merus’ products or the therapeutic areas in which Merus’ products compete, Merus’ business, financial condition, and operating results could be materially adversely affected.

Merus must successfully integrate any products that it has acquired or will acquire in the future.

Merus will pursue additional products that could complement or expand its business. However, there can be no assurance that Merus will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that Merus will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired product lines could divert management’s time and resources, and require significant resources to consummate. If Merus consummate one or more significant acquisitions through the issuance of shares, Merus’ shareholders could suffer significant dilution of their ownership interests.

Merus will depend on key managerial personnel for its success.

Merus will be highly dependent upon qualified managerial personnel. Its anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, Merus may not be able to attract and retain the qualified personnel necessary for the development of its business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm its business development programs, and its ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. Merus will not maintain key person life insurance on any of its employees.

Increases in sales may attract generic competition.

Merus expects its initial portfolio to continue to enjoy market exclusivity due to a number of factors, including economic barriers to competition. If sales of its initial portfolio were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with Merus’ products. Increased generic competition would have a material adverse effect on its business and financial results.

Merus’ business will be subject to limitations imposed by government regulations.

In both, domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of its products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints which are beyond Merus’ control. Such laws, regulations and other constraints may exist at all levels of government. There can be no assurance that Merus will be in compliance with all of these laws, regulations and other constraints. Failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact Merus’ business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead Merus to discontinue product sales and may have an adverse effect on the marketing of Merus’ products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by Merus, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to Merus’ products, the FDA may take adverse action against Merus, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of Merus’ executives. Such actions could have a detrimental effect on sales.

Policies Regarding Returns, Allowances and Chargebacks May Reduce Revenues in Future Fiscal Periods

Merus establishes estimates of the impact that these policies may have in subsequent periods. Merus cannot ensure that the reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on the results of operations, financial condition, cash flows and the market price of Merus securities.

Merus may be subject to the risks of foreign exchange rate fluctuation.

Merus will be exposed to fluctuations of the Canadian dollar against certain other currencies because it publishes its financial statements in Canadian dollars, while a minor portion of its assets, liabilities, revenues and costs are or will be denominated in other currencies, such as the euro and the U.S. dollar. Exchange rates for currencies of the countries in which Merus operates may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar and the euro, may have a material adverse effect on its earnings or assets when translating foreign currency into Canadian dollars. In order to mitigate the risk, Merus uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk. Dependent on the nature, amount and timing of foreign currency receipts and payments, Merus may from time to time enter into foreign currency contracts. Accordingly, Merus may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. Merus does not typically carry currency convertibility risk insurance.

Market rate fluctuations could adversely affect Merus’ results of operations.

Merus will be subject to market risk through the risk of loss of value in Merus’ portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. Merus will be required to mark to market its held-for-trading investments at the end of each reporting period. This process could result in significant write-downs of Merus’ investments over one or more reporting periods, particularly during periods of overall market instability, which would have a significant unfavourable effect on Merus’ financial position.

Merus may be unsuccessful in evaluating material risks involved in completed and future investments.

Merus will regularly review investment opportunities and as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite Merus’ efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If Merus fails to realize the expected benefits from one or more investments, or does not identify all of the risks associated with a particular investment, Merus’ business, results of operations and financial condition could be adversely affected.

Merus may be subject to certain regulations that could restrict Merus’ activities.

From time to time, governments, government agencies and industry self- regulatory bodies in Canada, the United States, the European Union and other countries in which Merus will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of Merus and its future clients.

Risks Relating to Merus’ Common Shares

A decline in the price of the Common Shares could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of its Common Stock and a reduction in its ability to raise capital. Because a significant portion of Merus’ operations have been and will be financed through the sale of equity securities, a decline in the price of its Common Shares could be especially detrimental to Merus’ liquidity and its operations. Such reductions may force Merus to reallocate funds from other planned uses and may have a significant negative effect on Merus’ business plan and operations, including its ability to develop new products and continue its current operations. If Merus’ stock price declines, it can offer no assurance that Merus will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If Merus is unable to raise sufficient capital in the future, Merus may not be able to have the resources to continue its normal operations.

Because it is unlikely that Merus will pay dividends in the foreseeable future, stockholders may only benefit from owning Common Shares if the value of the Common Shares appreciates.

Merus has never paid dividends on its Common Shares and it does not intend to do so in the foreseeable future. Merus intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase Common Shares.

Because Merus is a Canadian company, it may be difficult to enforce liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is governed by the laws of British Columbia and its principal executive offices are located in Toronto, Ontario and Vancouver, British Columbia. Many of its directors, controlling persons and officers are residents of Canada and a substantial portion of their assets and a majority of Merus’ assets are located outside the United States. Consequently, it may be difficult to enforce against Merus or any of its directors, controlling persons, or officers, liabilities based solely upon the federal securities laws of the United States.

The Company believes that it was a Passive Foreign Investment Company, which may have adverse tax consequences for the Company’s shareholders in the United States.

Under U.S. federal income tax laws, Merus believes that Envoy was a passive foreign investment company (“PFIC”) for the year ending September 30, 2011, and that it has been a PFIC in prior years, which may have adverse tax consequences for Merus’ shareholders in the United States. U.S. shareholders are urged to read the section titled “Certain United States Federal Income Tax Considerations” in Item 10 of this Form 20-F and to consult their tax advisors concerning the U.S. federal income tax consequences of holding the common shares of a PFIC.

Item 4: Information on the Company

A.      History and Development of the Company

Name

The Company’s legal and commercial name is “Merus Labs International Inc.”

Principal Office

The principal place of business of Merus is 30 St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3. Merus may be reached by telephone at (416) 593-3725 or facsimile at (416) 593 4434. Merus’ registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its head office is located at Suite 2007. 1177 West Hastings Street, Vancouver, BC V6E 2K3; and its telephone number is 604-805-7783. Merus’ website is www.meruslabs.com. Information contained on Merus’ website does not constitute a part of this Form 20-F.

Corporate Information

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

Old Merus was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp.

On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Old Merus and Envoy amalgamated to form Merus.

The common shares in the capital of Merus (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

Important Events

Envoy’s business was to provide marketing, communications and consumer and retail branding services for promoting clients’ products, services and business messages utilizing such media as print, broadcast and the Internet. During the year ended September 30, 2011, Envoy conducted its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group. In addition, Envoy had a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions. During 2011, Envoy made a decision to divest of its Consumer and Retail Branding Group through the sale of its wholly-owned subsidiary, Watt International Inc. (“Watt”). On September 30, 2011, Envoy announced that it had completed the divestiture of Watt. The sale of Watt represented an important step in management’s ongoing plan to restructure the business through divestiture of all non-merchant banking assets. The sale was arm’s length and gross proceeds were $2,150,000. Effective upon the Amalgamation, Envoy ceased its line of business and the business of Old Merus will be the business of Merus going forward.

Merus is focused on the acquisition and licensing of prescription pharmaceutical products in the mature stage of the product life cycle. Legacy products are those products that are no longer promoted, most likely generecised (i.e. the trademark has becomes generic), considered time-trusted medicines with known risk profiles and are at the steady state cash flow stage of their life cycle.

On June 23, 2010, Merus Labs entered into a binding letter of intent with Methapharm for the licensing, registration, and distribution of specific pharmaceutical products and medical devices in Canada, on an exclusive basis.

On July 5, 2010, Merus Labs entered into a formal agreement with Methapharm for the licensing, registration, and distribution of specific pharmaceutical products and medical devices in Canada, on an exclusive basis. The deal includes a portfolio of advanced wound care products including Hydrogel, ulcer wound, and composite multi-layered dressings, as well as, anti-microbial silver Hydrogel dressings. The portfolio also includes anti-fungal creams.

On September 17, 2010, Merus Labs entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, 3 advanced wound care products for the Canadian market. Furthermore, Innocoll agrees to grant to Merus Labs a right of first refusal for all current pipeline advanced wound care products for the Canadian Market.

On May 13, 2011, Merus Labs acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell Vancocin® in Canada, from Iroko. Merus Lab acquired Vancocin® for total consideration in line with an acquisition of a pharmaceutical brand, which is typically divested at a price ranging from a multiple of 2.5 to 3.5 times the net annual sales of the product.

Vancocin® capsules are indicated for the treatment of:

  Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

  Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

On May 26, 2011, Old Merus announced that Health Canada has approved its advanced wound care product Collacare®.

On July 5, 2011, Old Merus announced it has entered into a support services agreement (the “Methapharm Agreement”) with Methapharm. Under the terms of the Methapharm Agreement, Methapharm has agreed to provide Old Merus with $500,000 in working capital in consideration for:

(i) being appointed the exclusive provider of certain distribution services of Merus’ products in Canada; and

(ii) payment of certain fees based on net sales of Merus’ products, and service fees in line with market rates customary to such services.

The Methapharm Agreement is for a term of five years with automatic renewal terms of two years until terminated.

On March 7, 2012, Merus announced that it has completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. ("Cornerstone"). Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. Factive has not been commercialized in Canada. Merus acquired FACTIVE® for total consideration, as a multiple of product cash flow, fully paid at closing. Pursuant to the acquisition, Merus acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. Merus has also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. ("Vansen") to market the product in the United States.

B.      Business Overview

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle;
  Branded generics;
  Under promoted products;
  Niche market pharmaceuticals; and
  Products with annual sales below critical threshold for large pharma.

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share.

Merus' corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States and Canada.

The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Superior Business Model for Acquisition of Diversified Legacy Products

Merus believes that its strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow will provide Merus with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for Merus than for its competitors. Management believes that Merus’ approach to product acquisition and its return objectives provide Merus with a competitive advantage in acquiring products as it can often purchase diversified bundles of products from a single vendor. In contrast, Merus’ competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view Merus as a preferred purchasing candidate.

Predictable Cost Structure

Merus plans to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, Merus seeks to achieve cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, Merus’ cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist Merus in maintaining its margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, Merus plans to enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with its business and intends to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area or region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies.

With respect to its acquisition strategy, Merus expects to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To Merus’ knowledge, few, if any, companies are currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow.

In addition, since Merus is not focused on specific therapeutic classes, it will have the ability to purchase diversified products and product bundles.

On November 3, 2011, Optimer Pharmaceuticals, Inc. (“Optimer”) announced that Health Canada awarded Optimer priority review for its product: DIFICID®. DIFICID® is another method for the treatment of Clostridium difficile infection. Optimer asserts that DIFICID® has a slightly lower recurrence rate than Vancocin®. The recent Infectious Diseases Society of America guidelines (the “IDSA Guidelines”) indicate that a tapered and pulsed regimen with Vancocin® is effective in reducing recurrence. The IDSA Guidelines also recommend that Vancocin® be used as a first-line therapy in the treatment of Clostridium difficile. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus could be adversely affected.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013.

The ten leading companies in the anti-infectives market accounted for 53.8% (or $37.3 billion) of total revenues in 2007. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. a subsidiary of Iroko Pharmaceuticals, LLC. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010. Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally. Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Barriers to Entry

There are a number of important barriers to entry with regards to Vancocin, which includes the following.

Quality of Vancomycin HCI Non-Sterile, USP

Vancomycin HCI Non-Sterile, USP (“API”) is a result of a complex fermentation process, which requires significant know-how and experience. The source of API is a critical factor. As well, the impurity profile of the API has a direct impact on efficacy. In vitro antibacterial effects, protein binding and pharmacokinetic properties were similar between the generic vancomycin preparations and VAN-Lilly (or Vancocin). However, in a staphylococcus aureus neutropenic mouse thigh infection model, the antibacterial activity of the generic vancomycin preparations marketed between 2002 and November 2004, when Eli Lilly sold its brand name and production secrets to several manufacturers worldwide, proved to be significantly inferior to that of VAN-Lilly (or Vancocin). One generic could not even achieve bacteriostasis, and others showed a pronounced Eagle effect, with paradoxical bacterial growth at high antibiotic concentrations; VAN-Lilly (or Vancocin) exhibited bactericidal activity over a broad concentration range. What they came to learn is that vancomycin, specifically factor B, is really the active product, and Eli Lilly was the one that originally had 92% purity in their production line, with less than 4% of impurities, specifically crystalline degradation products. It turns out that many of the generics vancomycin, especially less expensive ones, have higher rates of impurities and lower amounts of factor B.

Changes to Barriers to Entry

Although there are a number of barriers to entry, during the quarter, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. Merus intends to vigorously pursue all avenues at its disposal to challenge the entry of any PPC product. Should PPC, or any other entity, enter the market with a generic product, this could have a material adverse effect on the business of Merus. Further, should Health Canada change its methodology by which NOCs are granted, particularly in connection with generic drugs, this could also have a material adverse effect on the business of Merus.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, Fidaxomicin currently sells at approximately ten times the price of Oral Vancocin.

Factive

FACTIVE® is a fluoroquinolone antibiotic with the API gemifloxacin mesylate. FACTIVE® is currently available in 320 mg, once daily tablets packaged in five-day and seven-day dose packs. FACTIVE® is approved for the treatment of acute bacterial exacerbation of chronic bronchitis, or ABECB, and community-acquired pneumonia, or CAP, of mild to moderate severity, caused by Streptococcus pneumoniae (including MDRSP), Haemophilus influenzae, Moraxella catarrhalis, Mycoplasma pneumoniae, Chlamydia pneumoniae, or Klebsiella pneumoniae. FACTIVE was launched in the United States in September 2004 and is the only fluoroquinolone approved in the United States for the five-day treatment of both ABECB and CAP.

We believe FACTIVE® is well positioned to meet the needs of health care providers for the treatment of ABECB and CAP. FACTIVE® has demonstrated high clinical cure rates in multiple prospective, randomized clinical trials, rates that seem to resonate well with prescribers. FACTIVE® is the only fluoroquinolone that has an indication for five-day treatment for both CAP and ABECB.

FACTIVE® targets the infection site with high lung tissue penetration. In a clinical study, FACTIVE® produced a concentration in bronchoalveolar tissue which is 3,567 times the MIC90 requirement to eradicate Streptococcus pneumoniae in critical lung tissue, cells and fluids (bronchoalveolar macrophages, epithelial lining fluid and bronchial mucosa). In another clinical study of 310 patients with CAP, five-day treatment with FACTIVE® produced a 100% eradication of Streptococcus pneumoniae, 95.5% eradication of Haemophilus influenzae, 94.4% eradication of Chlamydia pneumoniae and 88.8% eradication of Mycoplasma pneumoniae. In a study of five-day treatment for ABECB, FACTIVE® demonstrated clinical success rate was 94% (247 of 264 patients). In a separate study, five-day treatment with FACTIVE for CAP produced a clinical success rate of 95% (230 of 242 patients). These findings are in line with longer treatment regimens of other fluoroquinolone antibiotics.

Wound Care Franchise

In September 2010, Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market.

The worldwide advanced wound care market is estimated to be approximately $5.5 billion in 2010. This market is expected to grow by approximately 5.7% to 6% to 2013. There is a tremendous amount of innovation in this market place. Most of the Company’s product offerings in this segment will be medical devices. The regulatory pathway for medical devices is much less complex and less expensive, leading to much shorter time to revenues and commercialization. Given the Company’s reach with major hospitals in Canada, wound care is a natural fit with its hospital specialty business.

As of the date of this Annual Report, the Company has not launched any of its wound care products. The Company’s entrance into this market is focused on advanced woundcare devices. These are devices that are implantable and contain collagen as the active ingredient. Collagen has a long history of safe medical use and is a biodegradable substance. It has several other positive attributes that make it an excellent biomaterial; these include its positive influence on wound healing, its intrinsically low antigenicity and ability to be sterilized.

With the Company’s current portfolio of Collacare and Collexa, the Company may compete in the following markets:

  Diabetic foot, chronic leg, and pressure ulcers;
  Moderate and severe burns; and
  Dehisced surgical wounds.

Collacare

Collacare is an advanced wound care device comprising a white to off-white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen. Collacare is used in the management of wounds and is highly conformable for a variety of anatomical sites.

Collexa

Collexa is an advanced bilayer wound care device comprising a layer of white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen with a backing layer of off-white/cream absorbent polyurethane foam. The collagen matrix layer aids in the wound management while the polyurethane foam layer acts as a reservoir absorbing wound fluids. Collexa can absorb greater than ten times its own weight in wound fluids. Collexa is highly conformable for a variety of anatomical sites.

Collexa may be used for the management of wounds including:

  Diabetic, Venous, Pressure ulcers;

  Full thickness and partial thickness wounds;

  Traumatic, exuding, and dehisced surgical wounds;

  Abrasions; and

  1st and 2nd degree burns.

On September 12, 2011, Health Canada approved Collexa for sale in Canada.

Customers

Management expects that Merus will generally sell between 80% and 90% of its products directly to three major wholesalers in Canada and United States: AmerisourceBergen, McKesson Corporation and Matrix, which does business as Shoppers Drug Mart. Management believes that it is common practice in Canada and the United States for pharmacies to have multiple wholesale sources. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally. Additional key customer groups include the following:

  Physicians and allied health professionals including nurses, physician assistants and pharmacists: While physicians and allied health professionals are not themselves direct buyers of Merus’ products, they are the key decision-makers in terms of recommending or prescribing Merus’ products to patients. These healthcare providers make prescribing decisions based on personal experience, influence of peers, medical/educational meetings/events, medical journals, and information obtained through various pharmaceutical-sponsored educational and promotional programs and sales representatives.

  Patients and their families/caregivers: In the United States, patients have to bear a greater share of the cost of healthcare. Therefore, the industry has increasingly turned to promotional and educational initiatives that directly target patients and their families. Merus will generally not engage in activities that directly target patients, except for the provision of various product and disease-specific patient education materials that may be passed along to patients by physicians.

  Third-party payors such as managed care organizations and group purchasing organizations: Third party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables. Merus will not attempt to influence the historical level of reimbursement for its products.

  State and federal government health agencies: Certain federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from Merus or provide third-party reimbursement to those that do purchase Merus’ products. In addition, Medicaid programs at the individual state level may also reimburse patients in the purchase of Merus’ products. The historical utilization/reimbursement activity of Merus’ products for these government agencies has been low and Merus anticipates this to continue. However, the 2006 adoption of Part D prescription drug coverage for patients aged 65 and over may expand the potential market for certain legacy products.

C.      Organizational Structure

As of March 28, 2012, Merus has four subsidiaries:

D.      Property, Plants and Equipment

Merus currently has offices in Toronto, Canada and Vancouver, Canada. The terms of our leases are as follows:

Merus’ executive offices consist of approximately 1,600 square feet located at 30 St. Patrick St., Ste. 301, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on April 1, 2009 and expires in March 2014 at a current annual rent of $52,200. The Company has an option to terminate the lease on or after March 31, 2012, upon payment of a penalty in the amount of $1,000 for each month remaining on the lease at the time of cancellation.

Merus’ head office is located at Suite 2007. 1177 West Hastings Street, Vancouver, BC V6E 2K3; and its telephone number is 604-805-7783.

Item 4A: Unresolved Staff Comments

Not applicable.

Item 5: Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Envoy and the Notes relating thereto, included as item 17 in this Annual Report. The information contained in this Item 5 refers to Financial Statements of Envoy, which are presented in Canadian dollars and are prepared in accordance with Canadian GAAP.

Canadian GAAP differs in certain significant respects from U.S. GAAP. Reconciliation to U.S. GAAP is set forth in Note 19 of the Notes to Consolidated Financial Statements. Historical results of operations, percentage relationships and any trends that may be inferred there from are not necessarily indicative of the operating results of any future period.

Overview

The Company presented as net revenue its gains or losses on investments, as well as interest and dividend income. Securities transactions were recorded on a trade-date basis. Changes in fair value of held-for-trading investments were reflected in the consolidated statements of operations. Dividend income was recorded on the ex-dividend date. Interest income was recorded on an accrual basis.

Operating Expenses

Salaries and benefits, general and administrative expenses and occupancy costs represent the operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which were expensed as incurred. General and administrative costs included business development, office costs, technology, professional services and foreign exchange. Occupancy costs represented the costs of leasing and maintaining company premises.

Tax Matters

With respect to the its 2011 fiscal year, Envoy had tax loss carry forwards sufficient to cover its Canadian income tax liabilities and has approximately $18.8 million in loss carry forwards. Details on income taxes are set forth in Note 12 of the Notes to Consolidated Financial Statements.

A.      Operating Results

Net revenue from continuing operations for the year ended September 30, 2011 was $1.9 million, compared to $1.1 million for the year ended September 30, 2010, an increase of $0.8 million. The increase was due primarily to improved market conditions during the first half of the fiscal year, along with a conscious effort to reduce market exposure during the latter half of the year.

Salaries expense for the year ended September 30, 2011 was $1.9 million, compared to $2.0 million in the year ended September 30, 2010, a decrease of $0.1 million. The labour to net revenue ratio for the year ended September 30, 2011 was 99.3%, compared to 175.4% in the year ended September 30, 2010. The improvement in the salary ratio was due to the restructuring of the executive management team in February 2011.

General and administrative expenses for the year ended September 30, 2011 were $0.6 million, compared to $0.9 million for the year ended September 30, 2010, a decrease of $0.3 million or 29.5% . The primary reason for the decrease was the closure of the Monaco office in fiscal 2011.

Occupancy costs were $0.1 million for the year ended September 30, 2011, and for the year ended September 30, 2010. The occupancy cost to net revenue ratio was 4.2% for the year ended September 30, 2011 compared to 10.2% for the year ended September 30, 2010, mainly due to the lower revenue base in the prior year.

The Consolidated Financial Statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to Envoy, is included in note 19 to the Consolidated Financial Statements.

SELECTED ANNUAL INFORMATION

	Fiscal 2011	Fiscal 2010	Fiscal 2009

Net revenue	$1.9 million	$1.1 million	$0.6 million

Net (loss) earnings:
From continuing operations	($6.8) million	($4.3) million	($7.1) million
From discontinued operations	($0.7) million	$0.2 million	($3.3) million
Total	($7.5) million	($4.1) million	($10.4) million

Net (loss) earnings per share
Total
Basic	($0.93)	($0.50)	($1.22)
Diluted	($0.93)	($0.50)	($1.22)

From continuing operations
Basic	($0.85)	($0.52)	($0.84)
Diluted	($0.85)	($0.52)	($0.84)

From discontinued operations
Basic	($0.08)	$0.02	($0.39)
Diluted	($0.08)	$0.02	($0.39)

As at:	Sep 30, 2011	Sep 30, 2010	Sep 30, 2009
Total assets	$11.0 million	$19.6 million	$23.6 million
Total long-term financial liabilities	$nil	$nil	$nil
Cash dividends declared	$nil	$nil	$nil

FISCAL YEAR ENDED SEPTEMBER 30, 2011, COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2010

On a consolidated basis, the net loss for the year ended September 30, 2011 was $7.5 million compared to a net loss of $4.1 million for the year ended September 30, 2010. On a fully diluted per share basis the net loss for fiscal year 2011 was ($0.93) per share compared to ($0.50) in fiscal 2010.

Excluding discontinued operations and restructuring costs, the net loss for the year ended September 30, 2011 was ($0.7) million, compared to a net loss of ($1.9) million for the year ended September 30, 2010.

Merchant Banking Operations

Investment income from merchant banking activities includes realized and unrealized gains and losses from Envoy’s investments plus interest and dividend income earned during the period.

The Merchant Banking segment generated net investment gains of approximately $1.9 million for the year ended September 30, 2011, compared to net investment gains of $1.1 million for the year ended September 30, 2010.

For the first five months of the fiscal year, Envoy operated much as it did for fiscal 2010, with most of its capital invested in a broad range of equities, with capital allocations in both quantitative and qualitative portfolios, as well as strategic derivatives designed to augment returns. The portfolio did relatively well during this period, earning the majority of the returns for the year. In February 2011, Envoy experienced a change in management which coincided with a change in the investment market in general. As volatility increased, equities suffered, erasing some of the gains. As a way of diversifying the investments, in May 2011, Envoy advanced $1.9 million by way of a short-term loan, and made an equity investment of a similar amount in a private entity. For the latter portion of the fiscal year, equity returns were relatively flat, despite the continued volatility.

For the year ended September 30, 2011 Envoy recognized gains attributable to the sale of marketable securities or adjustments to market value of $1.4 million. For the same period last year, Envoy recognized gains of $1.1 million. However, interest and dividend income for the fiscal year 2011 was $0.5 million, compared to less than $0.1 million last year. Interest income in the current fiscal year was almost entierly due to the loan to Merus Labs, which generated cash interest of almost $0.1 million as well as $0.4 million from accretion of loan fees received in the form of shares and warrants. In 2010, most of the portfolio capital was invested in equities as opposed to holding cash.

For the year ended September 30, 2011, Envoy generated a return of 11.1% compared to last year when Envoy generated a return of 5.4% on its invested capital. In comparison to other widely-used benchmarks Envoy outperformed for the year, as the Dow Jones Industrial Average gained just 1.2% over Envoy’s fiscal year, while the S&P 500 and TSX indexes had losses of (0.9%) and (6.0%), respectively.

Operating expenses were comprised mainly of salaries and benefits. Total operating expenses for the year ended September 30, 2011 were approximately $2.6 million, compared to $3.0 million for the same period last year. Of the current year amount, $0.9 million relates to stock based compensation granted to the new management team in July 2011. Salaries and benefits expenses, which make up the bulk of the operating costs, were reduced significantly in the current year as a result of the executive restructuring undertaken by Envoy in February 2011.

Income Taxes

Income tax expense for the year was nil. Envoy has existing tax loss carryfowards which it has not capitalized as there can be no assurance that value of such will be realized in future periods. Envoy increased its valuation allowance to reflect future tax assets as nil.

Discontinued Operations

Discontinued operations represent the results of Watt, which was owned by Envoy throughout the fiscal year. In connection with the change in management in February 2011, the decision was made to divest of Envoy’s Consumer and Retail Branding division. Envoy recognized a loss from discontinued operations of ($0.3) million, or ($0.03) per share, for the year ended September 30, 2011, compared to income from discontinued operations of $0.2 million, or $0.02 per share for the prior year. Envoy also recognized a loss on disposal of discontinued operations in the current year of ($0.4) million, or ($0.05) per share.

Net loss

Net loss from continuing operations for the year ended September 30, 2011 was ($6.8) million, compared to a loss of ($4.3) million for the year ended September 30, 2010. On a per share basis the net loss from continuing operations in the current year was ($0.85) per share compared to ($0.52) last year.

The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for both the current and prior year.

THREE MONTHS ENDED SEPTEMBER 30, 2011, COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2010

On a consolidated basis, the net loss for the fourth quarter of fiscal 2011 was ($1.8) million, compared to net income of $0.4 million for the fourth quarter of fiscal 2010. Excluding discontinued operations, the net loss for the fourth quarter of fiscal 2011 was ($1.6) million, compared to net income of $0.3 million for the same period last year.

Merchant Banking Operations

For the fourth quarter ended September 30, 2011 the merchant banking segment experienced net investment losses of ($0.4) million, compared to investment gains of $0.9 million in the same period last year. As financial markets deteriorated considerably in the fourth quarter of fiscal 2011, Envoy worked to minimize losses on its invested assets and protect capital. Considerably less capital was invested in equities during the fourth quarter of fiscal 2011 as compared to fiscal 2010, as Envoy looked to employ capital in other investment vehicles.

Operating expenses for the Merchant Banking business were comprised largely of salaries and benefits. Total operating expenses for the fourth quarter of fiscal 2011 were approximately $1.2 million, compared to $0.6 million for the same period last year. Included in the current quarter is an non-cash expense of approximately $0.9 million relating to stock options issued to Envoy’s directors.

Income Taxes

The income tax expense for the period was nil. The reason for the disparity from the substantively enacted tax rate of 28.5% was an adjustment to the value of the future tax asset in order to reflect a nil value. The current value of the future tax asset reflects management’s assessment of those timing differences and loss carryforwards which are more likely than not to be used in future periods.

Net loss

Net loss from continuing operations for the three months ended September 30, 2011 was ($1.6) million, compared to net income of $0.4 million for the three months ended September 30, 2010. On a basic and fully diluted per share basis the net loss from continuing operations in the current quarter was ($0.20) per share compared to net income from continuing operations of $0.04 in the same quarter last year. The earnings per share calculations are based on basic and fully diluted weighted average shares outstanding of 8,028,377 for the both the current and prior year periods.

3.      SUMMARY OF QUARTERLY RESULTS

	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Net revenue	($0.39) million	$0.36 million	$0.34 million	$1.57 million

Net earnings (loss):
From continuing operations	($1.55) million	$0.07 million	($6.27) million	$0.96 million
Including discontinued operations	($1.76) million	($0.00) million	($6.43) million	$0.72 million

Net earnings (loss) per share:
From continuing operations:
Basic	($0.20)	$0.01	($0.77)	$0.11
Diluted	($0.20)	$0.01	($0.77)	$0.11
Including discontinued operations:
Basic	($0.22)	($0.00)	($0.80)	$0.09
Diluted	($0.22)	($0.00)	($0.80)	$0.09

	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Net revenue	$0.89 million	($1.19) million	$1.48 million	($0.07) million

Net earnings (loss):
From continuing operations	$0.32 million	($1.75) million	$0.68 million	($3.58) million
Including discontinued operations	$0.43 million	($1.44) million	$0.89 million	($4.02) million

Net earnings (loss) per share:
From continuing operations:
Basic	$0.04	($0.22)	$0.13	($0.42)
Diluted	$0.04	($0.22)	$0.13	($0.42)
Including discontinued operations:
Basic	$0.05	($0.18)	$0.15	($0.47)
Diluted	$0.05	($0.18)	$0.15	($0.47)

RECONCILIATION TO U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Summary of material adjustments to net loss for the years ended September 30, 2011, 2010 and 2009 required to conform to US GAAP. Detailed information can be found in note 19 to the Financial Statements.

	2011	2010	2009

Net loss and comprehensive loss based on Canadian GAAP	$(7,467,048)	$(4,142,492)	$(10,475,810)
Fair value adjustment on restricted securities	(51,239)	(137,465)	(283,411)
Net loss and comprehensive loss based on US GAAP	$(7,518,287)	$(4,279,957)	$(10,759,221)

	2011	2010	2009
Net loss from continuing operations	$(6,838,847)	$(4,469,722)	$(7,431,784)
Net (loss) earnings from discontinued operations	$(679,440)	$189,765	$(3,327,437)

The following table sets forth the computation of basic and diluted net loss per share:

	2011	2010	2009

Net loss per share:
Basic	$(0.93)	$(0.52)	$(1.26)
Diluted	(0.93)	(0.52)	(1.26)
Net loss per share from continuing operations:
Basic	$(0.85)	$(0.54)	$(0.87)
Diluted	(0.85)	(0.54)	(0.87)
Net (loss) earnings per share from discontinued operations:
Basic	$(0.08)	$0.02	$(0.39)
Diluted	(0.08)	0.02	(0.39)

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since Envoy experienced a loss in fiscal 2011, 2010 and 2009 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2011	2010
Total assets based on Canadian GAAP	$11,018,851	$19,569,533
Fair value adjustment on restricted securities	-	51,239
Total assets based on US GAAP	$11,018,851	$19,620,792

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2011	2010
Shareholders’ equity based on Canadian GAAP	$10,332,512	$16,861,384
Fair value adjustment on restricted securities	-	51,239
Total Envoy shareholders’ equity based on US GAAP	10,332,512	16,912,623
Non-controlling interest	-	7,242
Total equity based on US GAAP	$10,332,512	$16,919,865

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2011, Envoy had working capital of $9.2 million, compared to September 30, 2010, when it had a working capital of $15.5 million. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $3.1 million at September 30, 2011 and $6.7 million at September 30, 2010. The principal reasons for the decrease was an effort during the middle part of the year to become more diversified as the market showed continued signs of volatility.

Approximately $2.5 million in cash was used by operations during the year ended September 30, 2011, compared to $5.5 million used by operations for the year ended September 30, 2010. The main uses of cash during both the current year and prior year was the funding of operating losses, including significant restructuring costs. Funds for these purposes were generated through liquidation of investments.

In prior years, Envoy has used significant working capital to repurchase shares of Envoy pursuant to the normal course issuer bid. In fiscal 2010, Envoy used approximately $0.6 million of cash for this purpose. No purchases were made under the issuer bid in fiscal 2011.

Envoy paid down and then cancelled its operating line of credit in fiscal 2011 to reduce finance costs, as it was seen as unnecessary. The revolving credit facility was available up to a maximum of $1.0 million and secured by a pledge of $2.0 million of Envoy’s investment portfolio. At September 30, 2010, borrowings under the credit facility were $780,000. Despite the current economic conditions, Envoy has access to significant liquid capital resources and is not exposed to any investments with distressed credit.

During 2011, Envoy advanced $1.9 million by way of a loan receivable. The loan term was six months and required monthly payments of approximately $123,000 plus interest at 12%. The investment in a debt instrument was viewed as a means of diversifying the portfolio while earning good interest returns. Monthly payments were received by Envoy and the loan was paid in full in October 2011.

TRANSACTIONS WITH RELATED PARTIES

In January, 2011 Envoy sold its approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence. The investment in Sereno was accounted for using the equity method.

During fiscal 2009, Envoy paid $7,500 (2008 - $215,000) for legal services to a director of Envoy. In November 2008, this director became an employee of Envoy.

In November, 2008, Envoy established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”). As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each. The Monaco office was closed in 2011 the shares sold to the minority holders for $1.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 19 to the Financial Statements.

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

Envoy uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill.

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

Future Income Taxes

Envoy accounts for future income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the benefits from those future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and Envoy’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

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

Loans and receivables are accounted for at amortized cost using the effective interest method. At each financial reporting period, Envoy’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i)	Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, Envoy considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

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

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires Envoy to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards become effective January 1, 2011, and early adoption is permitted. Envoy currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of Envoy.

International Financial Reporting Standards (“IFRS”)

The CICA incorporated IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. Envoy thus will apply IFRS beginning October 1, 2011. Envoy will require restatement for comparative purposes of amounts reported by Envoy for the year ending September 30, 2011 and accordingly Envoy will need to prepare an opening balance sheet, in accordance with IFRS, as at October 1, 2010. While Envoy has begun the adoption of IFRS for fiscal 2012, the quantitative impact of the transition to IFRS has been determined to be immaterial. Envoy completed a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

As at September 30, 2011, Envoy has substantially completed all three phases of its transition plan and have identified the areas of impact on Envoy’s financial reports: accounts receivable and net revenue from the consumer and retail branding business, which are now reported as discontinued operations. Envoy has determined that the financial impact of the transition to IFRS will be minimal, however, Envoy anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. Envoy does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS. Envoy will complete its transition plan during the first quarter of fiscal 2012.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. Envoy adopted this guidance in its first quarter of fiscal 2011. The adoption of these changes did not have a material impact on Envoy’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. This standard was effective for Envoy in the first quarter of fiscal 2011 and the adoption of these changes did not have a material impact on Envoy’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for Envoy in fiscal 2012 and should be applied prospectively. Early adoption is permitted. Envoy is currently evaluating the impact of the adoption of this standard on Envoy’s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20 an accounting update to provide guidance to enhance disclosures related to the credit quality of a company's financing receivables portfolio and the associated allowance for credit losses ("FASB ASC Topic 310"). Pursuant to this accounting update, a company is required to provide a greater level of disaggregated information about its allowance for credit loss with the objective of facilitating users' evaluation of the nature of credit risk inherent in Envoy's portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. The adoption of such standard did not have a material impact on Envoy's consolidated financial statements and disclosures.

In December 2010, the FASB issued ASU 2010-28 an accounting pronouncement related to intangibles - goodwill and other ("FASB ASC Topic 350"), which requires a company to consider whether there are any adverse qualitative factors indicating that an impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. Envoy will adopt this pronouncement for our fiscal year beginning October 1, 2011.

The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations ("FASB ASC Topic 815"), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Envoy is currently evaluating the impact of the adoption of this standard on Envoy’s consolidated financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

The FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued.

C.      Research and Development, Patents and Licenses, etc.

          Not applicable.

D.      Trend Information

          Not applicable.

E.      Off-Balance Sheet Arrangements

          None.

F.      Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations of Envoy at September 30, 2011:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$50,100	$50,100	$-	$-
Long term debt	-	-	-	-
Total contractual cash obligations	$50,100	$50,100	$-	$-

G.      Safe Harbor

See “About Forward-Looking Statements” in the introduction to this Annual Report.

Item 6: Directors and Senior Management and Employees

A.      Directors and Senior Management

As of September 30, 2011, the directors of Envoy were as follows:

Name Province/State Country of Residence and Position(s) with Envoy	Periods during which Individual has Served as a Director or Officer
Robert Pollock Ontario, Canada President and CEO and Director	February 10, 2011 – December 19, 2011
Andrew Patient Ontario, Canada Chief Financial Officer	October 1, 2008(1) – December 19, 2011
Priscilla Cheung Ontario, Canada Secretary	September 1, 2011 – December 19, 2011

Name Province/State Country of Residence and Position(s) with Envoy	Periods during which Individual has Served as a Director or Officer
John Campbell Ontario, Canada Director	February 10, 2011 – December 19, 2011
Dave Guebert Alberta, Canada Director	February 10, 2011 – December 19, 2011
Tim Sorensen Ontario, Canada Director	February 10, 2011 – December 19, 2011

(1)

On October 1, 2008, Mr. Patient was appointed as Chief Financial Officer of Envoy. Mr. Patient was appointed President of Envoy on December 31, 2009, a position he held until February 10, 2011, when he was reappointed Chief Financial Officer.

The current directors and officer of Merus are as follows:

Name Province/State Country of Residence and Position(s) with Merus(1)	Periods during which Individual has Served as a Director or Officer
Ahmad Doroudian Vancouver, BC Canada Chief Executive Officer and Director	December 19, 2011 – Present
Elie Farah Ontario, Canada President and Director	January 12, 2012 – Present
Andrew Patient Ontario, Canada Chief Financial Officer	December 19, 2011 – Present
Moira Ong British Columbia, Canada Vice President, Finance and Secretary	December 19, 2011 – Present
Ali Moghaddam Quebec, Canada Vice President Business Development & Commercial Operations	December 19, 2011 – Present
David Guebert(2)(3) Ontario, Canada Director	December 19, 2011 – Present
Robert Pollock(3) Ontario, Canada Director	December 19, 2011 – Present

Name Province/State Country of Residence and Position(s) with Merus(1)	Periods during which Individual has Served as a Director or Officer
Joseph Rus(2)(3) Ontario, Canada Director	December 19, 2011 – Present
Timothy Sorensen(2)(3) Ontario, Canada Director	December 19, 2011 – Present

(1)	Information has been furnished by the respective individuals.
(2)	Denotes a member of the Audit Committee of Merus.
(3)	Denotes an independent director.

Ahmad Doroudian — President, Chief Executive Officer, and Director

Dr. Doroudian was appointed as the President, Chief Executive Officer and director of Merus on March 15, 2010. Since May 2009, Dr. Doroudian has been the President, Chief Executive Officer and a director of Merus’ subsidiary, Merus Labs Inc. He is also a director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company that develops new uses for existing drugs, since April of 2007. He was the Chief Executive Officer of Neurokine Pharmaceuticals Inc. from May 2009 to September 2011. He was the President of Rayan Pharma Inc., an exporter of pharmaceuticals to Eastern Europe, from March 2003 to April 2007. From November 2003 to March 2004, Dr. Doroudian was the Vice Chairman of the board of PanGeo Pharma Inc., a TSX listed company (now PendoPharm, a division of Pharmascience Inc.) and he served as Chief Executive Officer, Chairman and Director of PanGeo from April 1996 to November 2003. Dr. Doroudian has been involved with early stage financing and management of private and publicly listed companies since 1996. Dr. Doroudian holds a Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia. Dr. Doroudian is 49 years old and is a Canadian citizen resident in Vancouver, British Columbia.

Elie Farah – President and Director

Mr. Farah was appointed as Merus’ President in January 2012. Mr. Farah previously headed the global mergers and acquisitions initiative with Boehringer Ingelheim GmbH, an international pharmaceutical company based in Germany. Mr. Farah executed and oversaw strategic transactions across Europe and the Americas while working at the North American holding company in Canada and subsequently at the global headquarters in Germany. Most recently, Mr. Farah was the President and CFO of Transition Therapeutics Inc. During his time at Transition Mr. Farah played an instrumental role in the company listing on NASDAQ, completing equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies. He holds an MBA and an MAcc in addition to the following designations; Chartered Financial Analyst (CFA) and Chartered Accountant (CA).

Andrew Patient — Chief Financial Officer

Mr. Patient began serving as the Company’s Chief Financial Officer in 2008. Mr. Patient joined Envoy in 2001, initially serving as controller at Envoy’s former wholly-owned subsidiary, Watt International Inc. In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of Envoy’s financial reporting. Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at early stage technology companies in San Diego, California. Mr. Patient was appointed President and Chief Executive Officer of Envoy on December 22, 2009. Mr. Patient ceased to serve as President and Chief Executive Officer of Envoy on February 10, 2011 and was reappointed as Envoy’s Chief Financial Officer. Mr. Patient holds a Bachelor of Accounting degree from Brock University and obtained his CA designation in 1995.

Moira Ong — Vice President, Finance

Ms. Ong was appointed as Merus’ Chief Financial Officer on March 30, 2010. Ms. Ong has more than 10 years experience in public accounting and audit reporting. From 2005 until 2010, Ms. Ong was the senior manager at Grant Thornton LLP in charge of completion of financial statements for Canadian publicly listed companies in addition to serving as financial consultant for Strategic Income Security Services from 2003 to 2005. Ms. Ong was an audit manager in the Banking and Securities group at Deloitte & Touche LLP in New York from 2000 to 2003 and served as the senior accountant for Grant Thornton LLP from 1996 to 2000. Ms. Ong obtained her CA designation in 1999 and her CFA designation in 2003.

Ali Moghaddam — Vice President Business Development & Commercial Operations

Mr. Moghaddam was appointed as Vice President of Merus on March 1, 2011, he was appointed Merus’ director on March 15, 2010. Since May 21 2009 he has been a director of Merus Labs. Mr. Moghaddam was a general manager of Corporation Bioheel Inc. (Canada)/Nuvovie Inc. (U.S.A.), a North American specialty healthcare company focused on health and nutrition, which he joined in 2008. He was the President, Chief Executive Officer and founder of Arura Pharma Inc., an integrated specialty healthcare company from 2005 to January 2008. Mr. Moghaddam acted as the President and Chief Executive Officer of Chaichem Pharmaceutical Inc., focusing on commercialization of the company’s products in the area of Oncology API, from 2002 to 2004. Before being appointed to these positions, he acted as a senior director of corporate business development of E-Z-EM Inc., a major manufacturer of contrast agents for gastrointestinal radiology, subsequently acquired by Bracco Diagnostics, Inc. Mr. Moghaddam holds a Bachelor of Commerce with Major in Finance & Marketing from Concordia University. He also has a CMA designation of McGill University.

Robert S. Pollock — Director

Mr. Pollock is Director, President and Chief Executive Officer of Primary Corp. (TSX: PYC), a natural resources lending company, and Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: since February 10, 2011, he has been the Chief Executive Officer and a Director of Envoy. Since August 2008, he has been the Director and Chief Executive Officer of Primary Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Primary Corp., a merchant banking company. He is also is the Chief Financial Officer of Cell-Loc Location Technologies Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007 he has been Chief Financial Officer of Primary Corp. and since 2004 has been Chief Financial Officer of Cell-Loc Location Technologies Inc. Since 2010 he has also been a director of Advitech Inc., a biotech company.

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010. From January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada and prior to that, he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Joseph Rus — Director

Mr. Joseph Rus was appointed Director of Envoy on October 31, 2011. Prior to his appointment, Mr. Rus joined Shire Pharmaceuticals in 1999, following 25 years of experience with two major Pharmaceutical Companies (Warner Lambert & Hoffmann-la Roche) in both Canadian and Global assignments. In 2002, Mr. Rus returned to the U.K. as head of Shire’s International Operations (all countries except the USA). Since that time Mr. Rus also served on Shire’s Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan.

Mr. Rus is a Canadian citizen who received his education in Romania and is a graduate of the Executive Marketing Program at the University of Western Ontario in London, Ontario, as well as the International Program at the Institute of Management and Development of the University of Lausanne in Switzerland.

There are no arrangements or understandings between any director or executive officer of Merus with major shareholders, customers or others, pursuant to which he or she was selected as such. There are no family relationships between any of the persons named above.

B.      Compensation

The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2011 paid to the principal executive officer of Envoy, the principal financial officer of Envoy and the three other most highly compensated officers who served as executive officers of Envoy (the “Named Executive Officers”):

	Annual Compensation			Long-Term Compensation
				Awards		Payouts
				Securities	Restricted
				Under	Shares or
Name and			Other	Option/SARs	Restricted	LTIP	All Other
Principal	Salary	Bonus	Annual	Granted	Share	Payouts	Compensation
Position	($)	($)	($)	(#)	Units	($)	($)
($)
Robert Pollock,	---	---	$8,000(1)	150,000(2)	---	---	---
President and Chief
Executive Officer

Andrew Patient,	$290,000	---	$2,250(3)	---	---	---	---
Chief Financial Officer

Geoffrey B. Genovese,	$361,539(5)	---	---	---	---	---	---
Former President and
Director, Envoy Capital
Group Monaco S.A.M.(4)

Patrick Rodmell,	$328,000	---	---	---	---	---	---
President and Chief
Executive Officer, Watt
International Inc.

Darlene Soper,	$91,666	---	$5,400(3)	---	---	---	---
Former Corporate
Secretary(6)

1.	Amounts received in respect of directors fees.
2.

On July 26, 2011, Mr. Pollock was granted 150,000 common share options, exercisable at $2.00 per share for a term of 5 years, in connection with his services as a director (see director compensation table).

3.	Amounts received in respect of car allowances.
4.	The contract of Mr. Genovese was terminated as of February 9, 2011.
5.

The compensation of Mr. Genovese was paid in Euros. During fiscal 2011 until termination of his contract, the average rate of exchange for the conversion of one Euro into Canadian dollars was $1.3695 (Cdn $1.00 equals Euro 0.7302).

6.	The contract of Ms. Soper was terminated as of August 31, 2011.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Awards During 2011 Fiscal Year

Number of
	securities			Number of options at
	underlying			FY-End
	unexercised	Option exercise		Vested/Unvested
	options	price	Option expiration date
Name				(#)
	(#)	($)
Robert Pollock	150,000	2.00	July 25, 2016	150,000/nil

Andrew Patient	Nil	Nil	nil/nil	nil/nil

Geoffrey B. Genovese	Nil	Nil	nil/nil	nil/nil

Patrick Rodmell	Nil	Nil	nil/nil	nil/nil

Darlene Soper	Nil	Nil	nil/nil	nil/nil

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2011 Fiscal Year
			Unexercised Options	Value of Unexercised In
	Number of	Aggregate	at	the Money Options at
	Shares	Value Realized	FY-End Exercisable/	FY-End
Name	Acquired on	($)	Unexercisable	Exercisable/Unexercisable
	Exercise		(#)	($)

Robert Pollock	Nil	Nil	150,000/nil	nil/nil

Andrew Patient	Nil	Nil	nil/nil	nil/nil

Geoffrey B. Genovese	Nil	Nil	nil/nil	nil/nil

Patrick Rodmell	Nil	Nil	nil/nil	nil/nil

Darlene Soper	Nil	Nil	nil/nil	nil/nil

The Company does not provide any pension, retirement plan or other remuneration to its directors or officers that constitutes an expense to the Company.

Compensation of Directors:

All directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of monthly fees and share-based awards. Each director received a monthly fee of $1,000. In addition, Directors are entitled to participate in the Company’s Stock Option Plan.

Directors Compensation During 2011 Fiscal Year
		Share-	Option-
	Fees	based	based		Option	All other
	earned	awards	awards	Option exercise	expiration	compensation
Name	($)	($)	(#)	price	Date	($)
				($)

Robert Pollock(1)	$8,000	$nil	150,000	2.00	July 25, 2016(2)	$nil
Tim Sorensen	$8,000	$nil	150,000	2.00	July 25, 2016(2)	$nil
David Guebert	$8,000	$nil	150,000	2.00	July 25, 2016(2)	$nil
John Campbell	$8,000	$nil	150,000	2.00	July 25, 2016(2)	$nil
David Parkes	$8,000	$nil	nil	n/a	n/a	$nil
David Hull	$8,000	$nil	nil	n/a	n/a	$nil
Linda Gilbert	$8,000	$nil	nil	n/a	n/a	$nil

1.	Mr. Pollock received compensation as a director in lieu of compensation as an officer.
2.	All options vest immediately.

Directors’ and Officers’ Liability Insurance:

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $93,500.

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

As new regulations come into effect, the Compensation and Nominating and Corporate Governance Committee and the Company’s Board of Directors (the “Board”) will continue to review the Company’s corporate governance practices and make appropriate changes.

Board of Directors:

The articles of the Company provide that there shall be a Board of not less than three or more than ten directors. There are currently three independent directors on the Board. National Policy 58-201 recommends that boards of directors of reporting issuers be composed of a majority of “independent” directors (within the meaning of such term in NI 58-101).

The Board, on the recommendation of the Compensation and Nominating and Corporate Governance Committee, is responsible for determining whether or not each director is independent. To achieve this, the Board analyses all of the relationships each director has with the Company and its subsidiaries in light of the concept of independence in NI 58-101 and director independence standards adopted by the Board. These standards are available in the Governance section of the Company’s website at www.meruslabs.com. In general, a director who meets these standards and who does not otherwise have a material relationship with the Company would be considered independent. Based on the information provided by each director, and having considered the independence standards mentioned above, the Board determined that three of the Company’s six directors are independent within the meaning of such term in NI 58-101. Therefore, the Board is not composed of a majority of independent directors. The Chairman of the Board is Joseph Rus.

The three independent directors are: David Guebert, Tim Sorensen, and Joseph Rus. Three directors have a material relationship with the Company and are therefore not independent. Mr. Ahmad Doroudian, the Company’s Chief Executive Officer, and Elie Farah, the Company’s President is considered to have a material relationship with the Company by virtue of their executive officer positions. Mr. Robert Pollock is considered to have a material relationship with the Company by virtue of his former executive officer position.

Where appropriate, the directors meet without management following Board meetings and at meetings of independent directors. The Board also meets without the President and Chief Executive Officer when his performance and compensation are being discussed. Since October 1, 2010, the independent directors have not held any meetings without non-independent directors present. Also, from October 1, 2010 to September 30, 2011, there were five meetings of the Audit committee, one meeting of the Nominating and Corporate Governance Committee and no meetings of the Compensation committee.

Between October 1, 2010 and September 30, 2011, inclusive, the Board held 13 meetings. The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended(2)

Geoff Genovese(1)	3	of	3
Linda Gilbert(1)	3	of	3
David Hull(1)	3	of	3
David Parkes(1)	3	of	3
Robert Pollock	11	of	11

David Guebert	11	of	11
Tim Sorensen	11	of	11
John Campbell	11	of	11

1.

Messrs. Genovese, Parkes, Hull and Ms. Gilbert resigned as Directors and member of the three Board Committees on February 10, 2011 and were replaced as Directors and members of the three Board Committees by Messrs. Pollock, Guebert, Sorensen and Campbell.

2.

In addition, Messrs. Hull and Parkes and Ms. Gilbert attended 3 meetings the Audit Committee and 1 meetings of the Nominating and Corporate Governance Committee. Messrs. Guebert, Sorensen and Campbell attended 2 meetings of the Audit Committee

Mandate of the Board:

The Board has adopted a Board Mandate, under the title “Envoy Capital Group Inc. — Corporate Governance Guidelines”. A copy of this Board Mandate is available in the Governance section of the Company’s website at www.meruslabs.com, and is incorporated by reference herein as Exhibit 11.3 to this Form 20-F.

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

Board Committees:

The directors have established the Audit Committee and the Compensation Committee and Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.

(a) Audit Committee

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Joseph Rus. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004 (amended on December 4, 2009), the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 – Audit Committees. A copy of the Audit Committee Charter is available in the Governance section of the Company’s website at www.meruslabs.com, and is incorporated by reference herein as Exhibit 15.1 to this Form 20-F.

(b) Compensation and Nominating and Corporate Governance Committee

The Board has delegated to the Compensation and Nominating and Corporate Governance Committee of the Board responsibility for co-coordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; providing new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges; nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation and Nominating and Corporate Governance Committee is comprised of three independent directors, Tim Sorensen (Chair), David Guebert and Robert Pollock. A copy of the Compensation and Nominating and Corporate Governance Committee Charter is available in the Governance section of the Company’s website at www.meruslabs.com, and is incorporated by reference herein as Exhibit 15.2 to this Form 20-F.

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

The Company’s articles state that the Chief Executive Officer of the Company shall exercise general supervision over the affairs of the Company. The Board has not found it necessary to develop a specific position description for the Chief Executive Officer beyond this description.

Orientation and Continuing Education:

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss board presentations and other matters of interest.

The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Compensation and Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all board members, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.

Nomination of Directors:

The members of the Company’s Compensation and Nominating and Corporate Governance Committee are a majority of independent directors. The Compensation and Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Compensation and Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.

The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Compensation and Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Compensation and Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

Each year, the Compensation and Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. In 2004, the Board conducted a review of the compensation of non-management directors. This was partly to address the risks and responsibilities associated with being an effective director. As a result, a new compensation arrangement was adopted for these non-management directors, which came into effect on October 1, 2004. Subsequent to the executive restructuring in 2011, the Company’s new Board initiated a revised compensation structure. Directors are paid a monthly stipend of $1,000, along with participation in the Company’s Stock Option Plan.

Other Board Committees:

The Board has not established any committees other than the Audit Committee, and the Compensation Committee and Nominating and Corporate Governance Committee.

Assessments:

As part of its charter, the Compensation and Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chair of the Compensation and Nominating and Corporate Governance Committee.

The Company’s Board Mandate states that the Compensation and Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire.

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

D.      Employees

As at February 29, 2012, Envoy had 2 employees based in Toronto, Canada, 3 employees in Vancouver, Canada and 1 employee in Montreal, Canada.

E.      Share Ownership

Options

Stock Option Plan

The Company has established a Stock Option Plan pursuant to which options to purchase common shares may be granted to directors, officers, employees or certain consultants to the Company or any of its subsidiaries, as determined by the Board. The Plan authorizes the Board or the Compensation Committee, as applicable, to grant options to purchase shares on the following terms and conditions:

  the aggregate number of shares which may be issued pursuant to options granted under the Plan will not exceed that number which is equal to ten percent of the issued and outstanding shares from time to time;

  any increase in the issued and outstanding shares will result in an increase in the available number of shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan;

  no single participant in the Plan and his, her or its associates may be granted options which could result in the issuance of shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;

  the number of shares issuable to any single participant in the Plan pursuant to options, shall not exceed five percent of the issued and outstanding shares;

  the number of shares issuable to Insiders, at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding shares;

  the exercise price of an option shall not be less than the closing price on the day prior to the date of grant of the option;

  options granted under the Plan will be granted for a term not to exceed ten years from the date of grant;

  in the event of the termination of a participant’s employment with for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by the Company, the participant’s options will terminate 12 months from the date employment ceased, provided in each case that no options will be extended past their term except as provided below;

  the Board or Compensation and Nominating and Corporate Governance Committee is entitled to extend the time during which a participant may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term; and

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust.

As at September 30, 2011 there are 600,000 outstanding options to purchase common shares under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 10% of the issued and outstanding common shares.

The following table sets forth shares owned by the Named Executive Officers and Directors as of September 30, 2011:

	Number of Common	Percent of
Identity of Person	Shares Owned	Outstanding Class
Robert Pollock	1,200,000	14.9%
Andrew Patient	32,000	0.4%
Timothy Sorensen	325,000	4.0%
David Guebert	40,000	0.5%
John Campbell	100,000	1.2%

Item 7: Major Shareholders And Related Party Transactions

A.      Major Shareholders

Ownership of Merus’ securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients and in general Envoy does not have knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of Merus. Merus is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government.

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a) the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common share of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

(b) the issued and outstanding common shares held by shareholders before the Amalgamation were exchanged for common shares of the Company on the basis of one common share of the Company for every one share previously held. Stock options were exchanged at the same ratio. All terms and conditions of the stock options and share purchase warrants remain unchanged.

The Amalgamation resulted in the Company issuing common shares, stock options, and share purchase warrants to Old Merus shareholders, option holders, and warrant holders as follows:

	Old Merus	Issued
	Outstanding	by the
	Pre-Amalgamation	Company

Common shares	47,003,784	11,750,946
Stock options	910,000	227,500
Share purchase warrants	9,614,230	2,403,557

As of February 29, 2012, Merus had an authorized share capital of unlimited common shares without par value, of which 24,388,323 common shares were issued and outstanding.

As of February 29, 2012, Merus had 2,305,000 common share options outstanding.

As of February 29, 2012, Merus had 4,501,807 outstanding common share purchase warrants.

The following table sets forth certain information regarding the ownership of outstanding common shares of Merus as of February 29, 2012 with respect to each person known by Merus to be the beneficial owner or, in the case of Merus directors or Executive Officers, the beneficial owner of more than 5% of Merus’ outstanding common shares. As used in this table, “beneficial ownership” refers to the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this Form 20-F through the exercise of any option, warrant or right. Common shares subject to options, warrants or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. During fiscal 2009, two of Envoy’s executives and directors acquired significant positions in the common shares of the Company. On September 3, 2009, Geoffrey B. Genovese filed Form 13D with the Securities and Exchange Commission indicating ownership of 1,691,083 common shares, representing 19.8% of the total outstanding. In addition, on September 8, 2009, former executive John H. Bailey filed a Form 13D indicating that he owned 1,085,233 of the Company’s common shares, representing 12.7% of the total outstanding. On February 10, 2011, Mr. Genovese sold 1,540,606 shares, representing approximately 19.12% of the outstanding shares in a private transaction, the majority of which, 1,200,000 shares, were purchased by Robert Pollock. To the best of our knowledge, and with the exception of the amalgamation transaction described above, no other significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years.

	Number of
Identity of	Common Shares	Percent of
Person or Group	Beneficially Owned	Outstanding Class

Robert Pollock	2,878,298	11.8%
Pasquale DiCapo	2,473,750	10.1%

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.      Related Party Transactions

In January, 2011 Envoy sold its approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence. The investment in Sereno was accounted for using the equity method.

During fiscal 2009, the Company paid $7,500 (2008 - $215,000) for legal services to a director of the Company. In November 2008, this director became an employee of the Company.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”). As part of the local requirements of incorporation, the two directors of Envoy Monaco, who are residents of Monaco, acquired 56 a 0.1% share interest in Envoy Monaco (total of 0.2%) at a cost of 5,000 Euros each. The Monaco office was closed in 2011 the shares sold to the minority holders for $1.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

Except as disclosed above, no director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or is an executive officer or director of any parent or subsidiary of Merus has, or during the last fiscal year of Envoy had, any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Envoy.

There are no outstanding loans currently owed to Merus by any director or executive officer.

Under the applicable Canadian provincial securities laws, insiders (generally officers and directors of Merus and its subsidiaries) are required to file individual insider reports of changes in their ownership in Merus’ securities within 5 days from the day on which the change takes place. Copies of such reports may be accessed by the public via the System for Electronic Disclosures by Insiders at www.sedi.ca.

C. Interests of Experts and Counsel

     Not applicable.

Item 8: Financial Information

See Item 17 “Financial Statements”.

Item 9: The Offer and Listing

A.      Price History

Merus’ common shares are listed on the TSX under the symbol “MSL” and on Nasdaq under the symbol “MSLI”. Prior to December 19, 2011, Envoy’s common shares were listed for trading on the TSX under the symbol “ECG” and on Nasdaq under the symbol “ECGI”. The common shares of Envoy began trading on Nasdaq on June 6, 2000 and on the TSX on September 3, 1997. From March 1984 until September 2, 1997 Envoy’s shares traded on the Vancouver Stock Exchange.

The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated for Envoy and Merus, as applicable.

	High	Low
Fiscal 2007	$ 4.71	2.35
Fiscal 2008	3.24	2.00
Fiscal 2009	2.34	1.10
Fiscal 2010	1.55	0.88
Fiscal 2011	2.10	0.76

	High	Low
Quarterly 2011
First Quarter	1.05	0.76
Second Quarter	1.89	0.86
Third Quarter	2.05	1.46
Fourth Quarter	2.10	1.54

Quarterly 2010
First Quarter	1.49	1.09
Second Quarter	1.16	0.90
Third Quarter	1.55	0.94
Fourth Quarter	1.29	0.88

For the month ending
February 29, 2012	2.14	1.67
January 31, 2012	2.15	1.97
December 31, 2011	2.10	1.91
November 30, 2011	2.38	1.95
October 31, 2011	2.14	1.57
September 30, 2011	1.85	1.63

The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on Nasdaq for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2007	US $4.07	US $2.13
Fiscal 2008	3.39	1.90
Fiscal 2009	2.09	0.82
Fiscal 2010	1.50	0.75
Fiscal 2011	2.18	0.10

	High	Low
Quarterly 2011
First Quarter	1.03	0.70
Second Quarter	1.89	0.86
Third Quarter	2.18	1.55
Fourth Quarter	2.15	0.10

Quarterly 2010
First Quarter	1.40	1.02
Second Quarter	1.10	0.86
Third Quarter	1.50	0.80
Fourth Quarter	1.24	0.75

For the month ending
February 29, 2012	2.10	1.41
January 31, 2012	2.12	1.90
December 31, 2011	2.08	1.77
November 30, 2011	2.31	1.82
October 31, 2011	2.04	1.55
September 30, 2011	1.88	1.59

On February 29, 2012 the closing price of the common shares as reported on the TSX was $1.67 and on NASDAQ was US$1.70.

B.      Plan of Distribution

Not applicable.

C.      Markets

See above Item 9.A. “Price History” for disclosure on Markets.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

Item 10: Additional Information

A.      Share Capital

Not applicable.

B.      Memorandum and Articles of Association

Our Articles and Notice of Articles are filed as an exhibit to this Annual Report.

Our Articles do not contain a description of our objects and purposes.

Our Articles do not restrict a director’s power to (a) vote on a proposal, arrangement or contract in which the director is materially interested, (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum, or (c) exercise borrowing powers. Under our Articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote at all meetings of shareholders, receive any dividend declared by our company’s board of directors and, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares, receive the remaining property of our company upon dissolution.

Our Articles state that the rights attaching to our common shares and preference shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of our common and preference shares.

At each annual general meeting of our company, all of our directors retire and the shareholders elect a new board of directors. Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our Articles or with the provisions of the British Columbia Business Corporations Act. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting. Our Articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine.

Under our Articles, and subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of our shareholders is two persons who are present in person or by proxy who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Our Articles state that our directors, the President, the Secretary, and any lawyer or auditor of our company are entitled to attend any meeting of our shareholders.

There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States Federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

C.      Material Contracts

With the exception of agreements entered into in the normal course of business, the only agreements of any significance with regard to Merus that have been entered into by Merus within the two years are the following:

  An Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010.

  An Asset Purchase Agreement between Merus Labs and Iroko International LP dated May 13, 2011.

  An Arrangement Agreement between Old Merus and Envoy dated November 10, 2011.

D.      Exchange Controls and Other Limitations Affecting Security Holders

In general, there is no governmental law, decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Merus, other than withholding tax requirement. See Item l0.E. “Taxation”.

There is no limitation imposed by the laws of Canada, the laws of Ontario or British Columbia or by the charter or other constituent documents of Merus on the right of a non-resident to hold or vote common shares of Merus, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”) . The following discussion summarizes the material provisions of the Investment Act which relate to the acquisition by a non-resident of common shares of Merus. This summary is not a substitute for independent advice from an investor’s own advisor, and it does not take into account any future statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or an entity (corporate or non-corporate) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) , unless after review the minister responsible for the Investment Act (the “Minister’) is satisfied that the investment is likely to be of net benefit to Canada. An acquisition of control (as defined in the Investment Act) of Merus by a non-Canadian, other than a WTO investor (as defined in the Investment Act) at any time Merus is not controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Merus is over $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition or if an order for review is made by the Federal Cabinet on the grounds that the investment relates to Canadian culture. Acquisition of control (as defined by the Investment Act) of Merus by a WTO investor, or by a non-Canadian at any time Merus is controlled by a WTO investor, is reviewable under the Investment Act if the value of the assets of Merus exceeds the threshold of $312,000,000 in 2011. There are also special provisions of the Investment Act applicable to transactions that may be injurious to national security.

Certain transactions relating to common shares of Merus would be exempt from the Investment Act including:

(a) an acquisition of common shares of Merus by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b) an acquisition of control of Merus in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provision of the Investment Act;

(c) an acquisition of control of Merus by reason of an amalgamation, merger, consolidation or corporate reorganization following; which the ultimate direct or indirect control in fact of Merus through the ownership of common shares, remained unchanged;

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

The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who at all times: (i) for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada while they held or hold common shares, deal at arm’s length with Merus, are not affiliated with Merus, hold their common shares as capital property, do not use or hold, and will not and will not be deemed to use or hold their common shares in, or in the course of carrying on a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules; and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada, are “qualifying persons” entitled to the benefits of the Convention, and will not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada or in connection with a fixed base in Canada (a “U.S. Holder”). Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on a business in Canada and elsewhere.

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

Item 11: Quantitative and Qualitative Disclosures about Market Risk

Except as described below, Merus does not have a material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).

The investment operations of Envoy’s business as at September 30, 2011 involved the purchase and sale of securities and, accordingly, the majority of Envoy’s assets were comprised of financial instruments. The use of financial instruments could expose Envoy to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that Envoy was not exposed to any other significant risks as at September 30, 2011. A discussion of Envoy’s use of financial instruments and its risk management as at September 30, 2011 is provided below.

(i)       Liquidity risk

Liquidity risk is the risk that Envoy will have sufficient cash resources to meet its financial obligations as they come due. Envoy’s liquidity and operating results may be adversely affected if Envoy’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to Envoy, or if the value of Envoy’s investments declines, resulting in losses upon disposition.

Envoy generates cash flow from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. Envoy also held private equities which have no immediate market and may be illiquid until one is created. Investments in private equities tend to be relative small, typically comprising less than 10% of available capital and Envoy had sufficient liquidity to fund its obligations as they become due under normal operating conditions.

(ii)      Market risk:

Market risk is the risk that the fair value of, or future cash flows from, Envoy’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. Envoy was exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

(iii)     Currency risk:

Envoy was subject to currency risk through its purchases of inventory in US dollars and through product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of Envoy. Dependent on the nature, amount and timing of foreign currency payments, Envoy may from time to time enter into foreign currency contracts to reduce its exposure to foreign currency risk. At September 30, 2011, Envoy had no outstanding foreign exchange contracts, thus there is no liability associated with these instruments at September 30, 2011. The gains and losses from foreign currency contracts have been included in investment income for the period.

(iv)      Credit risk:

Certain of Envoy’s financial assets, including cash, short-term investments and loans receivable were exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to Envoy. Envoy may, from time to time, invest in debt obligations. Envoy was also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)       Interest rate risk:

Interest risk is the impact that changes in interest rates could have on Envoy’s earnings and liabilities. At September 30, 2011, Envoy held no interest-bearing investments. Also, Envoy had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. It is management’s opinion that Envoy was not exposed to significant interest rate risk.

Item 12: Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13: Defaults, Dividends Arrearages and Delinquencies

A.      There has been no material default in the payment of principal, interest, a sinking or purchase fund installment or any other material default relating to the indebtedness of the Company its significant subsidiary.

B.      There is no preferred stock of the Company in its significant subsidiary and accordingly there has been no material arrearage in the payment of dividends or any other material delinquency not cured within 30 days, with respect to any class of preferred stock of the Company or of its significant subsidiary.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

A.      There have been no material modifications in the constituent instruments defining any class of registered securities of the Company.

B.      There has been no material limitation or qualification of the rights evidenced by any class of registered securities of the Company by the issuance or modification of any other class of securities of the Company.

C.      There has been no material withdrawal or substitution of assets securing any class of registered securities of the Company.

D.      Not applicable.

E.      Not applicable.

Item 15: Controls and Procedures

Envoy maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in Envoy’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of Envoy’s disclosure controls and procedures (as defined in Exchange Act Rules l3a - 15(e) and 15d- 15(e)) as of September 30, 2011, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, Envoy’s disclosure controls and procedure were effective.

There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2011 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Envoy. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, Envoy’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of Envoy’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2011.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that David Guebert, an independent director of the Company, is an audit committee financial expert. The Audit Committee has determined that all three members of the Audit Committee are Financially Literate. “Financially Literate” means that a member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. David Guebert was determined to be Financially Literate based on his qualifications as a Canadian Chartered Accountant and experience as the Chief Financial Officer of a number of public companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company’s financial statements, where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. Tim Sorensen was determined to be Financially Literate based on his significant experience as director of capital markets and institutional sales. Joseph Rus was determined to be Financially Literate based on his experience in executive positions over 25 years in the pharmacy industry. The particulars of each member’s experience can be found in the biographies under Item 6A.

Item 16B: Code of Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour. A copy of the Code is available in the Governance section of the Company’s website at www.meruslabs.com, and is incorporated by reference herein as Exhibit 11.1 to this Form 20-F.

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

The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or Human Resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations to the Company’s Chief Financial Officer. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.

No material change report has been filed since October 1, 2007 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is available in the Governance section of the Company’s website at www.meruslabs.com, and is incorporated by reference herein as Exhibit 11.2 to this Form 20-F.

Directors and officers of the Company are required under the OBCA to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Item 16C: Principal Accountant Fees and Services

(a)	AUDIT FEES were $95,000 in 2011 and $98,500 in 2010. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT-RELATED FEES were $nil in 2011 and $nil in 2010. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $42,500 in 2011 and $30,000 in 2010. These fees include tax compliance services and tax advice.

(d)	ALL OTHER FEES were $60,000 in 2011, and $50,000 in 2010.

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

Item 16D: Exemptions from the Listing Standards for Audit Committees

None.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F: Change in Registrant’s Certifying Accountant.

Saturna Group Chartered Accountants LLP has resigned as the Company’s auditor, effective February 27, 2012 at the request of the Company. PricewaterhouseCoopers LLP has been appointed as the Company’s auditor, effective March 1, 2012. The resignation of Saturna Group Chartered Accountants LLP and the appointment of PricewaterhouseCoopers LLP as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors. There were no reservations in Saturna Group Chartered Accountants LLP’s report on the Company’s financial statements for the year ended May 31, 2011 or any subsequent period. There have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

Effective April 3, 2012, PricewaterhouseCoopers LLP resigned as the Company’s auditor at the request of the Company. Deloitte & Touche LLP has been appointed as the Company’s auditor, effective April 9, 2012. The resignation of PricewaterhouseCoopers LLP and the appointment of Deloitte & Touche LLP as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors. PricewaterhouseCoopers LLP’s did not produce any report relating to financial statements of the Company, however, in PricewaterhouseCoopers LLP’s view, Old Merus should have been treated as the accounting acquirer. In the Company’s opinion, this difference of opinion between the Company and PricewaterhouseCoopers LLP constituted a “disagreement” as defined by subsection 4.11(1) of National Instrument 51-102 and, as a result, constitutes a reportable event. The Company’s Audit Committee did not have formal discussions with the former auditor, however, there were discussions with the Audit Committee Chair regarding the disagreement. The former auditor was authorized to respond fully to inquiries by the successor auditor concerning the disagreement.

Item 16G. Corporate Governance.

The following is a summary of the significant ways in which the Company’s corporate governance practices differ from those required to be followed by U.S. domestic issuers pursuant to NASDAQ Listing Rules.

The Company’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards. The Company’s Board of Directors has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules.

Rule 5605(e)(1)(B) of the NASDAQ Listing Rules requires that each member of a nominating committee be independent. Not every member of the Company’s Compensation and Nominating and Corporate Governance Committee is independent. The Compensation and Nominating and Corporate Governance Committee is currently comprised of two independent directors and one non-independent director according to the definition of independence adopted by the Board.

Rule 5605(d)(1)(B) of the NASDAQ Listing Rules requires that each member of a compensation committee be independent. Not every member of the Company’s Compensation and Nominating and Corporate Governance Committee is independent. The Compensation and Nominating and Corporate Governance Committee is currently comprised of two independent directors and one non-independent director according to the definition of independence adopted by the Board.

Rule 5620(c) of the NASDAQ Listing Rules requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Company’s articles provide that a quorum for the transaction of business at a shareholder meeting is two people who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the outstanding shares of the Company carrying voting rights at the meeting.

Item 16H. Mine Safety Disclosure

None.

PART III

Item 17: Financial Statements

(a)        Envoy Capital Group Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2011 and 2010	F-1

(ii)	Consolidated Balance Sheets as at September 30, 2011 and 2010	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2011, 2010 and 2009	F-3

(iv)	Consolidated Statements of Cash Flows for the years ended September 30, 2011, 2010 and 2009	F-4

(v)	Notes to Consolidated Financial Statements	F-5

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Envoy Capital Group Inc.:

We have audited the accompanying consolidated financial statements of Envoy Capital Group Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of shareholders’ equity for the years then ended, and the consolidated statements of operations, comprehensive loss and cash flows for the three years ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Envoy Capital Group Inc. as at September 30, 2011 and 2010, and the results of its operations and its cash flows for the three years ended September 30, 2011 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 19 in the consolidated financial statements which provides a reconciliation of Canadian generally accepted accounting principles to accounting standards generally accepted in the United States.

December 13, 2011 except for Note 18 which is as of April 11, 2012	Chartered Accountants
Toronto, Ontario	Licensed Public Accountants

ACCOUNTING › CONSULTING › TAX 701 – 85 RICHMOND STREET W, TORONTO, ON M5H 2C9 1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

Envoy Capital Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2011	2010

Assets

Current
Cash		$5,059,650	$8,435,679
Investments held for trading	note 3	3,134,137	6,721,128
Accounts receivable, net of allowance of $nil		78,978	11,170
Prepaid expenses		19,676	209,762
Loans receivable	note 4	1,598,260	-
Assets held for disposal	note 17	-	2,873,110
		9,890,701	18,250,849

Investments	note 3	-	141,006
Real estate	note 5	1,116,000	1,116,000
Property and equipment	note 6	12,150	61,698
		$11,018,851	$19,569,553

Liabilities and Shareholders' Equity

Current
Bank indebtedness	note 7	$-	$780,000
Accounts payable and accrued liabilities		686,339	435,807
Derivatives held for trading	note 8	-	775,318
Liabilities related to assets held for disposal	note 17	-	709,802
		686,339	2,700,927

Minority interest	note 9	-	7,242

Shareholders' equity
Share capital	note 10	8,762,524	8,762,524
Contributed surplus	note 11	30,719,348	29,781,172
Deficit		(29,149,360)	(21,682,312)
		10,332,512	16,861,384
		$11,018,851	$19,569,553

Commitments and contingencies (note 13)
Subsequent events (note 18)

Approved on behalf of the Board:

(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended:		September 30	September 30	September 30
		2011	2010	2009
Net investment gains	note 3	$1,403,189	$1,066,919	333,372
Interest and dividend income	note 3	479,158	46,408	252,605
		1,882,347	1,113,327	585,977
Operating expenses:
Salaries and benefits		1,869,799	1,952,285	2,916,265
General and administrative	note 5	638,764	905,013	1,008,462
Occupancy costs		79,070	114,497	235,275
		2,587,633	2,971,795	4,160,002
Depreciation		17,062	30,371	271,863
Interest expense and financing costs		10,865	31,956	73,840

Goodwill impairment		-	-	2,671,139

Restructuring expense	note 16	6,061,413	2,414,948	-
		8,676,973	5,449,070	7,176,844
Loss before income taxes, minority interest and discontinued operations		(6,794,626)	(4,335,743)	(6,590,867)
Income tax expense - current		-	-	-
- future	note 12	-	-	560,784

Loss before minority interest and discontinued operations		(6,794,626)	(4,335,743)	(7,151,651)
Minority interest	note 9	(7,018)	(3,486)	(3,278)
Loss from continuing operations		(6,787,608)	(4,332,257)	(7,148,373)
Loss on disposal of discontinued operations, net of income taxes	note 17	(396,471)	-	-
(Loss) earnings from discontinued operations, net of income taxes	note 17	(282,969)	189,765	(3,327,437)

Net loss and comprehensive loss		$(7,467,048)	$(4,142,492)	$(10,475,810)

Loss per share
Basic		$(0.93)	$(0.50)	$(1.22)
Diluted		$(0.93)	$(0.50)	$(1.22)
Loss per share - continuing operations
Basic		$(0.85)	$(0.52)	$(0.84)
Diluted		$(0.85)	$(0.52)	$(0.84)
(Loss) earnings per share - discontinued operations
Basic		$(0.08)	$0.02	$(0.39)
Diluted		$(0.08)	$0.02	$(0.39)

Weighted average number of common shares outstanding - basic		8,028,377	8,233,519	8,558,466
Weighted average number of common shares outstanding - diluted		8,028,377	8,233,519	8,558,466

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2011	2010	2009
Cash flows from operating activities:
Net loss	$(7,467,048)	$(4,142,492)	$(10,475,810)
Loss (earnings) from discontinued operations	282,969	(189,765)	3,327,437
Items not involving cash:
Loss on disposal of discontinued operations	396,471	-	-
Depreciation	17,062	30,371	271,863
Minority interest	(7,018)	(3,486)	(3,278)
Impairment of real estate	-	134,100	297,933
Future income taxes	-	-	560,784
Goodwill impairment	-	-	2,671,139
Loss on disposal of property and equipment	32,486	-	-
Gain on sale of investment	(58,994)	-	-
Fair value adjustment of loan receivable	517,352	-	-
Accrued interest and loan fees	(408,945)	-	-
Stock based compensation	938,176	-	-

Net change in non-cash working capital balances:
Accounts receivable	(67,808)	(5,649)	155,042
Prepaid expenses	190,086	48,401	(67,422)
Investments held for trading	3,586,991	(1,566,132)	9,298,472
Accounts payable and accrued liabilities	250,532	91,584	(592,437)
Derivatives held for trading	(775,318)	106,841	668,477
Net cash provided by (used in) operating activities	(2,573,006)	(5,496,227)	6,112,200
Cash flows from financing activities:
Operating line of credit	(780,000)	780,000	-
Long term debt repayments	-	-	(69,599)
Minority interest	(224)	(1,680)	15,686
Share buy back under normal course issuer bid	-	(620,158)	(59,477)
Net cash provided by (used in) financing activities	(780,224)	158,162	(113,390)
Cash flows from investing activities:
Proceeds on sale of subsidiary, net	1,647,463	-	-
Loans receivable	(1,706,667)	-	365,625
Purchase of property and equipment	-	(2,357)	(99,381)
Investment in real estate	-	-	(8,441)
Investments	200,000	49,337	9,657
Net cash provided by (used in) investing activities	140,796	46,980	267,460
Net change in cash from continuing operations	(3,212,434)	(5,291,085)	6,266,270

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended:	September 30	September 30	September 30
	2011	2010	2009
Cash flows from discontinued operations
Net cash provided by (used in) operating activities	(60,173)	72,994	3,111,783
Net cash provided by financing activities	44,604	97,504	-
Net cash used in investing activities	(146,096)	(100,092)	(23,154)
Net change in cash from discontinued operations	(161,665)	70,405	3,088,629

Net change in cash	(3,374,099)	(5,220,680)	9,354,899

Cash, beginning of year	8,435,679	13,206,423	4,576,771
Add: cash, beginning of year for the discontinued operations	275,311	725,247	-
Less: cash, end of year for the discontinued operations	(277,241)	(275,311)	(725,247)

Cash, end of year	$5,059,650	$8,435,679	$13,206,423
Supplemental cash flow information:
Interest paid	$20,139	$31,956	$50,660
Income taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Consolidated Statement of Shareholders' Equity
(Expressed in Canadian dollars)

				Total
		Contributed		shareholders'
	Share capital	surplus	Deficit	equity
Balance, September 30, 2009	$9,340,990	$29,822,864	$(17,539,820)	$21,624,034
Share repurchases pursuant to normal course issuer bid (notes 10 and 11)	(578,466)	(41,692)	-	(620,158)
Net loss for the year	-	-	(4,142,492)	(4,142,492)
Balance, September 30, 2010	$8,762,524	$29,781,172	$(21,682,312)	$16,861,384
Stock based compensation (note 10)	-	938,176	-	938,176
Net loss for the year	-	-	(7,467,048)	(7,467,048)
Balance, September 30, 2011	$8,762,524	$30,719,348	$(29,149,360)	$10,332,512

The accompanying notes are an integral part of these consolidated financial statements

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

1.	Nature of Business

Envoy Capital Group Inc. and its subsidiaries (“the Company”), under the Business Corporations Act (Ontario), operated in Canada, the United States and Monaco during the year, providing merchant banking and consumer and retail branding services.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which vary in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). A reconciliation of the significant differences, as applicable to the Company, is included in note 19.

2.	Significant Accounting Policies

	(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Capital Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Subsidiaries as at September 30, 2011, 2010 and 2009 are as follows:

	2011	2010	2009	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Envoy Capital Group
Monaco S.A.M.	-	99.8	99.8	Monaco
Watt International Inc.	-	100.0	100.0	Ontario
Watt International (USA) Inc.	-	100.0	100.0	California
1632159 Ontario Ltd.	-	100.0	100.0	Ontario
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware

On September 30, 2011, the Company sold its ownership in Watt International Inc. (“Watt”). As a result, Watt’s operations for 2011, 2010 and 2009 have been presented as discontinued operations and its assets and liabilities have been shown as held for disposal. Previously, the Company was operating as two segments whereas it now currently operates as one.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

	(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include discount factors relating to fair value measurements, valuation allowance for future tax assets, collectability of loans receivable, valuation of real estate, estimated useful life of property and equipment, accruals, determination of substantial completion for revenue recognition and provisions for uncollectible accounts. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(c)	Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate
Computer equipment and software	Declining balance and straight line	30-50% or 3-4 years
Furniture and equipment	Declining balance and straight line	20% or 5 years
Leasehold improvements	Straight line	initial term of lease + 1 option period

The Company performs impairment testing on long-lived assets held for use whenever events or changes in circumstances indicate that the carrying value of an asset, or group of assets, may not be recoverable. Impairment losses are recognized when undiscounted future cash flows from its use and disposal are less than the assets' carrying amount. Impairment is measured as the amount by which the assets' carrying value exceeds its fair value. Any impairment is included in loss for the year.

(d)	Revenue Recognition

Merchant Banking - continuing business:

Securities transactions are recorded on a trade-date basis. Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

Consumer and retail branding - discontinued business:

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them. In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense.

The Company recognized net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit were recognized only when the contract or contract milestone was substantially complete. Anticipated losses were provided for when the estimate of total costs on a project indicated a loss.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Goodwill is carried at cost, less impairment losses if any.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit to which goodwill has been attributed is compared to its carrying amount including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary.

When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed in a business combination. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

(f)	Foreign currency translation

The financial statements of the Company's foreign subsidiaries are translated using the temporal method, whereby the monetary assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are recognized in the results of operations for the year.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

	(g)	Future income taxes

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

	(h)	Earnings per share

The Company calculates basic earnings (loss) per share by dividing net earnings (loss) available to common shareholders for the period by the weighted average number of outstanding common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which takes into account the dilutive effects of outstanding stock options and warrants, if dilutive. A stock option or warrant is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option or warrant.

	(i)	Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.

The classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments. The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables. The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding at September 30, 2011:

Cash	Held-for-trading
Investments held for trading	Held-for-trading
Accounts receivable	Loans and receivables
Loan receivable	Loans and receivables
Bank indebtedness	Other financial liability
Accounts payable and accrued liabilities	Other financial liability

Held-for-Trading (“HFT”)

HFT financial assets are financial assets typically acquired for resale prior to maturity. They are measured at fair value at the balance sheet date. Interest and dividends earned and changes in fair value are included in net earnings for the period.

Held-to-Maturity (“HTM”)

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity. These financial assets are measured at amortized cost. The Company currently has no HTM investments.

Available-for-Sale (“AFS”)

AFS financial assets are those non-derivative financial assets that are either designated as AFS, or that are not classified as loans and receivables, HTM or HFT investments. AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (“OCI”) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables

Loans and receivables are accounted for at cost, less any allowances, using the effective interest rate method.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

Other financial liabilities

Other financial liabilities are recorded at amortized cost, and include all liabilities, other than derivatives.

Transaction costs

Transaction costs are expensed in the period incurred.

Determination of fair value

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

Investments in which the Company has a significant influence are accounted for using the equity method.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

(j)	Comprehensive income

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distribution to shareholders. Other comprehensive income (loss) is defined by revenue, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net income (loss).

(k)	Recent accounting pronouncements

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed. This standard became effective January 1, 2011. Adoption of these new standards had no material impact on the Company.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600. Section 1601 carries forward guidance from Section 1600 with the exception of non- controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards became effective January 1, 2011, and adoption of this new standard did not have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

IFRS is required to be adopted for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011. The Company thus will apply IFRS in fiscal 2012. The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending September 30, 2011 and accordingly the Company has prepared an opening balance sheet, in accordance with IFRS, as at October 1, 2010. The Company has begun the adoption of IFRS for fiscal 2012. The Company completed a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

2.	Significant Accounting Policies (continued)

As at September 30, 2011, the Company has completed substantially all of its transition plan and has identified the areas of impact on the Company’s financial reports: accounts receivable and net revenue from the consumer and retail branding business. At this time, the Company believes the financial impact of the transition to IFRS will be minimal. However, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

3.	Investments

	2011	2010
Investments held for trading
Publicly-traded investments
Equities	$979,547	6,510,492
Derivatives	193,430	210,636
	1,172,977	6,721,128
Privately held investments
Equities	1,961,160	-
Total investments held for trading	$3,134,137	$6,721,128

Investments
Investment in capital pool company	$-	$141,006
Total investments	$-	$141,006

As at September 30, 2011 the portfolio of investments held for trading was invested in marketable securities, including common shares and warrants, as well as investments in private entities that have been designated as held for trading. The specific investments within the portfolio vary depending on market conditions. Private entity investments are valued at the last known trade price. This valuation was further supported by the sale of a portion of the Company’s private equity holdings subsequent to year end. The investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $1,882,347 during fiscal 2011 (2010 - $1,113,327, 2009 - $585,977), after deducting fees and expenses.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

3.	Investments (continued)

At September 30, 2010 Envoy owned approximately a 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of Envoy’s management group were also officers and directors of Sereno and exercised significant influence. Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, Envoy sold its shares in Sereno at their original cost of $200,000 in a private transaction. Gains and losses from this investment in 2011, 2010 and 2009 of $58,994, ($49,337) and ($9,657), respectively, were included in investment income.

4.	Loans receivable

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Merus Labs Inc. (“Merus”). The loan bears interest at 12%, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan matures November 10, 2011 and is secured by a promissory note, share pledge agreement and a general security agreement on the assets of Merus

In connection with the loan, the Company received 925,000 units from Merus, each consisting of one common share of Merus and one share purchase warrant granting the Company the right to purchase each common share of Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Merus of $0.37 on the date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees are amortized over the six month term of the loan and are recorded as interest income. $400,806 of interest related to these loan fees and $75,973 of cash interest was recorded in fiscal 2011.

At September 30, 2011, the loan receivable from Merus was valued at $1,248,260. On October 14, 2011, the loan was paid in full, including all accrued interest.

Also, on September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. in the form of a loan receivable in the amount of $350,000. The loan is non-interest bearing and due on demand. $200,000 of this amount was received on November 30, 2011.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

5.	Real estate

The Company currently owns two properties in Toronto, which it had planned to develop for resale. Given market conditions, the Company made a decision not to develop the properties. The Company recorded an impairment loss of approximately $134,000 in fiscal 2010 and $298,000 in fiscal 2009, representing the difference between the carrying value at the time of impairment and the fair value. These impairment losses were included in general and administrative expenses. Book value of the properties approximates fair value, net of disposal costs.

6.	Property and equipment

		Accumulated	Net book
2011	Cost	depreciation	value
Computer equipment and software	$111,985	$111,985	$-
Leasehold improvements	24,300	12,150	12,150
	$136,285	$124,135	$12,150

		Accumulated	Net book
2010	Cost	depreciation	value
Computer equipment and software	$118,172	$111,734	$6,438
Furniture and equipment	71,249	32,999	38,250
Leasehold improvements	24,300	7,290	17,010
	$213,721	$152,023	$61,698

7.	Bank indebtedness

During the year, the Company had access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements. Amounts borrowed under the facility bore interest at the bank prime rate. Drawings under the credit facility were secured by $2 million of the Company’s investment portfolio. Borrowings under the facility at September 30, 2010 were $780,000. This facility was cancelled by the Company in March 2011.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

8.	Derivatives held for trading

As part of its investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The options were recorded at their fair value (2010 - $775,318), based on quoted market prices. At September 30, 2011, the Company held no put option positions or other derivative liabilities. Gains on losses on derivative instruments have been included in net investment gains for the period.

9.	Minority interest

In February 2011, the Company made a decision to close its foreign subsidiary, Envoy Capital Group Monaco S.A.M. (“ECGM”) and move all assets back to Canada (see note 16 “Restructuring costs”). As part of the local requirements of incorporation, a small interest in the subsidiary was owned by two directors of ECGM who were residents of Monaco. The ownership of 0.2% was reflected in the financial statements as minority interest. In April 2011, the Company sold its ownership in ECGM to the minority holders for $1. No gain or loss was recorded on the transaction.

10.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:
	2011		2010
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of year	8,028,377	$8,762,524	8,558,377	$9,340,990

Common shares cancelled pursuant to repurchase of shares under normal course issuer bid	-	-	(530,000)	(578,466)

Balance, end of year	8,028,377	$8,762,524	8,028,377	$8,762,524

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

(b)	Repurchase of shares

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Envoy proposed to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011. No purchases were made under this issuer bid.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float. In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this NCIB for cash consideration of $620,158.

Share repurchases were accounted for as reductions in share capital. If the average price paid was more than the average per share value of the outstanding common shares, it was recorded as a reduction of contributed surplus.

(c)	Stock option plan

The Company has reserved 802,838 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry.

On July 26, 2011 the Company granted its directors a total of 600,000 options at the exercise price of $2.00 per share. These options vest immediately and expire on July 25, 2016.

The estimated fair value of the options granted during fiscal 2011, using the Black-Scholes option pricing model, was $938,176 which was expensed fully in the financial statements in fiscal 2011 and has been included as part of contributed surplus in Shareholders’ Equity.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

(d)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2011	2010	2009
Risk-free interest rate	2.0%	N/A	N/A
Volatility factor of the future expected market price of the Company's common shares	124%	N/A	N/A
Weighted average expected life of the options	5 years	N/A	N/A
Expected dividends	Nil	N/A	N/A

Details of the options are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2010	-	-
Options granted	600,000	2.00
Options exercised	-	-
Options cancelled	-	-

Options outstanding, September 30, 2011	600,000	$2.00

Options exercisable, September 30, 2011	600,000	$2.00

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

10.	Share capital (continued)

The range of exercise prices for options outstanding and exercisable options at September 30, 2011 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 2.00	600,000	4.83	600,000

11.	Contributed Surplus

During fiscal 2010, pursuant to the Normal Course Issuer Bid described in Note 10(b), the Company repurchased and cancelled 530,000 common shares at an average price of $1.17 per common share for total cash consideration of $620,158 including related expenses. As the average price paid was more than the average per share value of the outstanding common shares, $41,692 was recorded as a reduction of contributed surplus.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

12.	Income taxes

Income tax expense for the years ended September 30, 2011, 2010 and 2009 consists of:

	2011	2010	2009

Current	$-	$-	$-
Future	-	-	560,784
	$-	$-	$560,784

The income tax expense (recovery) attributable to the loss differs from the amounts computed by applying the Canadian statutory rates of 28.75% (2010 – 31.0%, 2009 -33.0%) to the loss before income taxes and discontinued operations as a result of the following:

	2011	2010	2009
Income tax recovery at statutory rates	$(2,147,032)	$(1,284,173)	$(2,358,963)
Increase (decrease) in income taxes resulting from:
Expenses (revenue) deducted (included) in the accounts that have no corresponding deduction (inclusion) for income taxes	383,956	44,047	111,541
Change in valuation allowance	(697,636)	(501,263)	(302,145)
Change in estimated timing of reversal of temporary differences	36,482	83,600	94,909
Expired non-capital losses	1,046,032	1,037,561	-
Write-off of goodwill	-	-	1,454,453
Tax rate differential between Canada and foreign jurisdiction	1,398,362	540,282	540,800
Other	(20,164)	79,946	1,020,188
	$-	$-	$560,784

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

12.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2011 and 2010 are presented below:

	2011	2010

Future tax assets:
Capital and non-capital losses	$5,513,124	$6,216,740
Other	77,562	71,582
	5,590,685	6,288,321

Less valuation allowance	5,590,685	6,288,321

Total net future tax assets	-	-

Less current portion	-	-
	$-	$-

At September 30, 2011, the Company has non-capital losses of approximately $18,807,000 available to reduce future years' taxable income, which expire as follows:

2014	$2,249,000
2015	1,641,000
2027	1,411,000
2028	9,157,000
2029	2,176,000
2030	1,200,000
2031	973,000
$18,807,000

The Company has realized net capital losses of approximately $6,490,400 available for carry forward to be applied against future taxable gains for Canadian tax purposes. The losses are available for carry forward indefinitely.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

13.	Commitments and contingencies

The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

2012	$50,100

Rent expense under operating leases for the year ended September 30, 2011 amounted to $82,486 (2010 - $99,033, 2009 - $205,572).

14.	Management of capital

The Company includes the following in its definition of capital:

	2011	2010

Shareholders’ equity comprised of
Share capital	$8,762,524	$8,762,524
Contributed surplus	30,719,348	29,781,172
Deficit	(29,149,360)	(21,682,312)
	$10,332,512	$16,861,384

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

14.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

	(a)	realizing proceeds from the disposition of its investments;

	(b)	utilizing leverage in the form of third party debt and the Company’s bank credit line (bank indebtedness);

	(c)	raising capital through equity financings; and

	(d)	purchasing the Company’s own shares for cancellation pursuant to its NCIB.

The Company is not subject to any capital requirements imposed by a regulator or an external party. There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities in the normal course of business as they become due.

15.	Financial instruments

Fair Value

The Company’s carrying value of cash, accounts receivable, investments held for trading, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		2011		2010
Classification	Carrying value	Fair value	Carrying value	Fair value
Held-for-trading	$8,193,787	$8,193,787	$14,393,889	$14,393,889
Loans and receivables	1,677,238	1,677,238	11,170	11,170
Other financial liabilities	686,339	686,339	1,228,207	1,228,207

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$5,059,650	$5,059,650	$-	$-
Investments held for trading	3,134,137	979,547	2,154,590	-
Loans receivable	1,598,260	-	1,598,260	-
	$9,792,047	$6,039,197	$3,752,850	$-

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

At September 30, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Cash	$8,435,679	$8,435,679	$-	$-
Investments held for trading	6,721,128	6,529,457	191,671	-
Investments	141,006	141,006	-	-
	$15,297,813	$15,106,142	$191,671	$-

Liabilities:
Derivatives held for trading	$775,318	$775,318	-	-
	$775,318	$775,318	$-	$-

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

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

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created. Investments in private equities tend to be relative small, typically comprising less than 10% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

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

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the year ended September 30, 2011 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price
2%	$62,683	$(62,683)
4%	125,365	(125,365)
6%	188,048	(188,048)
8%	250,731	(250,731)
10%	313,414	(313,414)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and sales to foreign based clients. The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company. The Company uses forward contracts and other derivative instruments to reduce its exposure to foreign currency risk. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts. At September 30, 2011, the Company had no outstanding foreign exchange contracts, thus there is no liability associated with these instruments at September 30, 2011. The gains and losses from foreign currency contracts have been included in investment income for the period.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at September 30, 2011 (U.S. dollar 1.0482):

	2011	2010
Denominated in U.S. dollars
Cash	$141,718	$4,238,259
Investments held for trading	16,603	5,417,345
Accounts receivable	-	350,377
Accounts payable	-	(124,539)
Derivatives held for trading	-	(775,318)
Deferred revenue	-	(24,968)
Net assets denominated in U.S. dollars	$158,321	$9,081,157
Denominated in Danish kroner
Investments held for trading	$-	$61,080
Net assets denominated in Danish kroner	$-	$61,080
Denominated in euros
Cash	$-	$(34,668)
Accounts payable	-	(40,892)
Net assets denominated in euros	$-	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the year ended September 30, 2011 from a change in all foreign currencies with all other variables held constant as at September 30, 2011:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currency	in foreign currency
2%	$3,166	$(3,166)
4%	6,333	(6,333)
6%	9,499	(9,499)
8%	12,666	(12,666)
10%	15,832	(15,832)

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

15.	Financial instruments (continued)

	(iv)	Credit risk:

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

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At September 30, 2011, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore interest at rates fluctuating with the prime rate or overnight lending rate. The Company has a credit facility which can be repaid by the Company at any time, without notice or penalty, which provides the Company with some ability to manage and mitigate its interest risk. It is management’s opinion that the Company is not exposed to significant interest rate risk.

16.	Restructuring expense

On February 10, 2011, the Company announced that the independent members of its board of directors had approved the completion of a restructuring designed to significantly reduce the Company’s corporate structure and associated costs. As part of the restructuring, the Company has transferred all of its assets in Envoy Capital Group Monaco S.A.M. to itself in Canada and going forward will operate its merchant banking business solely from its offices in Toronto, Ontario.

The decision to complete the Restructuring was made to increase the Company’s profitability over the long-term. The restructuring involved significant changes to executive management. To this effect, the Company recorded and paid a total of $6,061,413 in restructuring expenses in fiscal 2011 relating to severance $5,920,657 and office closure costs $140,756.

As part of a previous restructuring of the Company’s operations, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level. The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities. To this effect, the Company recorded and paid $2,414,948 in restructuring expense in fiscal 2010 relating to severance costs.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

17.	Assets held for sale and discontinued operations

On September 30, 2011, the Company completed the sale of its wholly-owned subsidiary, Watt International Inc. Gross proceeds from the sale were $2,150,000, consisting of $1,800,000 cash paid on closing and a loan receivable for $350,000. The disposition of Watt resulted in a loss on disposal of discontinued operations, net of income taxes, of $396,471.

The balance sheet of Watt International Inc. has been presented as assets held for disposal as follows:

	September 30	September 30
	2011	2010
Assets
Accounts receivable	$-	$2,074,304
Prepaid expenses	-	396,586
Property and equipment	-	402,220
Total assets held for disposal	$-	$2,873,110
Liabilities
Accounts payable and accrued liabilities	$-	$519,342
Deferred revenue	-	92,956
Current portion of capital lease obligations	-	27,326
Long term capital lease obligations	-	70,178
Total liabilities related to assets held for disposal	$-	$709,802

The results of Watt International Inc. have been presented as discontinued operations as follows:

	2011	2010	2009

Net revenue	$7,809,688	$8,447,827	$11,732,473

Operating expenses	7,775,117	7,995,663	12,549,275
Goodwill impairment	-	-	1,736,295
Interest expense	13,884	-	-
Depreciation	303,656	262,399	346,898
Income tax expense	-	-	427,442
Earnings (loss) from discontinued operations	(282,969)	189,765	(3,327,437)
Loss on sale of discontinued operations	(396,471)	-	-
Total	$(679,440)	$189,765	$(3,327,437)

Cash flows from discontinued operations have been presented in the statement of cash flows.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

18.	Subsequent events

On October 10, 2011, the Company entered into a letter of intent with Merus pursuant to which both companies will amalgamate. This Plan of Arrangement for amalgamation was conditional upon receipt of all required approvals. Pursuant to the Arrangement, all of the outstanding common shares of Merus were to be exchanged on a 4:1 basis for common shares of the amalgamated company (“Amalco”) and all outstanding common shares of Envoy were to be exchanged on a 1:1 basis for common shares of Amalco. Upon completion of the Arrangement, the existing shareholders of Envoy would, in the aggregate, hold approximately 51% of the issued and outstanding common shares of Amalco on a non-diluted basis and the existing shareholders of Merus would hold approximately 49% of the issued and outstanding shares on a non- diluted basis.

On November 10, 2011, the Company entered into a definitive agreement with Merus with respect to the above merger, and on November 24, 2011, the Company advanced Merus US$6,500,000 in contemplation of the merger and the requirement of Merus to fund a license payment due November 30, 2011 for US$9 million. The loan had a term of one year and bore interest at 12% and was secured by a general security agreement on the assets of Merus and a pledge of shares. The loan was to be extinguished upon completion of the merger.

On December 19, 2011, the Company and Merus completed the transaction and amalgamated to form Amalco. Amalco will continue under the name Merus Labs International Inc.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Set out below are the material adjustments to net loss for the years ended September 30, 2011, 2010 and 2009 required to conform to US GAAP.

	2011	2010	2009
Net loss and comprehensive loss based on Canadian GAAP	$(7,467,048)	$(4,142,492)	$(10,475,810)
Fair value adjustment on restricted securities (c)	(51,239)	(137,465)	(283,411)
Net loss and comprehensive loss based on US GAAP	$(7,518,287)	$(4,279,957)	$(10,759,221)

	2011	2010	2009
Net loss from continuing operations	$(6,838,847)	$(4,469,722)	$(7,431,784)
Net (loss) earnings from discontinued operations	$(679,440)	$189,765	$(3,327,437)

	2011	2010	2009
Net loss and comprehensive loss attributable to:
Envoy shareholders	$(7,511,269)	$(4,276,471)	$(10,755,943)
Non-controlling interest	$(7,018)	$(3,486)	$(3,278)

	2011	2010	2009
Net (loss) earnings attributable to Envoy shareholders:
Continuing operations	$(6,831,829)	$(4,466,236)	$(7,428,506)
Discontinued operations	$(679,440)	$189,765	$(3,327,437)

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The following table sets forth the computation of basic and diluted net loss per share under US GAAP:

	2011	2010	2009
Net loss per share:
Basic	$(0.93)	$(0.52)	$(1.26)
Diluted	(0.93)	(0.52)	(1.26)
Net loss per share from continuing operations:
Basic	$(0.85)	$(0.54)	$(0.87)
Diluted	(0.85)	(0.54)	(0.87)
Net earnings (loss) per share from discontinued operations:
Basic	$(0.08)	$0.02	$(0.39)
Diluted	(0.08)	0.02	(0.39)

The calculation of diluted (loss) earnings per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since the Company experienced a loss in fiscal 2011, 2010 and 2009 from continuing operations, all potential common shares outstanding from dilutive securities are considered antidilutive and are excluded from the calculation of diluted loss per share for that year.

The following adjustments are required in order to conform total assets based on Canadian GAAP to total assets based on US GAAP:

	2011	2010
Total assets based on Canadian GAAP	$11,018,851	$19,569,553
Fair value adjustment on restricted securities (c)	-	51,239
Total assets based on US GAAP	$11,018,851	$19,620,792

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on US GAAP:

	2011	2010
Shareholders’ equity based on Canadian GAAP	$10,332,512	$16,861,384
Fair value adjustment on restricted securities (c)	-	51,239
Total Envoy shareholders’ equity based on US GAAP	10,332,512	16,912,623
Non-controlling interest	-	7,242
Total equity based on US GAAP	$10,332,512	$16,919,865

Summary of accounting policy differences:

The areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Reduction of capital:

In 2007, the share capital of the Company was reduced by $40,266,401 pursuant to a special resolution of its shareholders and was applied against the deficit. Also, in 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. These reductions in capital are not permitted under US GAAP. While the adjustments have no impact on shareholders' equity, under US GAAP, share capital and deficit would be increased by $50,153,362 as at September 30, 2011 and 2010.

(b)	Revenue:

Under US GAAP, net investment gains and interest and dividend income would be included as investment earnings (as non-operating) in the consolidated statement of operations.

(c)	Investments:

As at September 30, 2011, the Company has categorized certain investments as held-for trading for Canadian GAAP purposes which requires that these investments be accounted for at fair value with changes in fair value through the Statement of Operations.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The Company has held investments in entities which had escrow restrictions imposed by the exchange on which the shares were listed. Under Canadian GAAP the Company recorded these shares at fair value which was determined using valuation techniques to reflect the restriction on these securities. Under US GAAP, those shares which will be released from escrow in less than twelve months are recorded at the quoted market price at the balance sheet date and those shares which will be released from escrow in greater than twelve months are recorded at cost. The result was a combined US GAAP net income differences totalling ($51,239), ($137,465) and ($283,411) in fiscal 2011, 2010 and 2009, respectively, and a difference in total assets at September 30, 2010 and September 30, 2009 of $51,239 and $188,704, respectively.

(d)	Consolidated statements of cash flows:

Under US GAAP, the gain on investment under the equity method in 2011 of $58,994 (2010 – loss of $49,337, 2009 – loss of $9,657) would be included as a non-cash add back to operating activities as opposed to cash flows from investing activities. Under US GAAP, net cash from operating activities would be lower by $58,994 and net cash from investing activities would be higher by the same amount.

(e)	Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board (“FASB”) issued an interpretation, effective for fiscal years beginning after December 15, 2006, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the Company’s tax returns. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The majority of the Company’s tax positions still under potential exposure of tax authority review relate to Canadian taxes. Canadian tax returns are statute barred after three years from the assessment date. The Company has assessed the Company’s tax positions and has determined that it is more likely than not that all tax positions taken will be sustained upon examination based on the technical merits of the positions.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

(f)	Recent accounting pronouncements:

In September 2009, the FASB revised the authoritative guidance for revenue recognition for arrangements with multiple deliverables. The new guidance modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that verifiable and objective evidence of fair value exists for the undelivered elements. In allocating transaction consideration among the deliverables, the guidance also introduced the concept of using management's best estimate of a stand along selling price as an alternate basis for allocation. The Company adopted this guidance in its first quarter of fiscal 2011. The adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. This standard was effective for the Company in the first quarter of fiscal 2011 and the adoption of these changes did not have a material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update No. 2010-17, Revenue Recognition—Milestone Method (Topic 605) – Revenue Recognition (ASU 2010-17). ASU 2010-17 provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research or development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for the Company in fiscal 2012 and should be applied prospectively. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20 an accounting update to provide guidance to enhance disclosures related to the credit quality of a company's financing receivables portfolio and the associated allowance for credit losses ("FASB ASC Topic 310"). Pursuant to this accounting update, a company is required to provide a greater level of disaggregated information about its allowance for credit loss with the objective of facilitating users' evaluation of the nature of credit risk inherent in the company's portfolio of financing receivables, how that

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

risk is analyzed and assessed in arriving at the allowance for credit losses, and the changes and reasons for those changes in the allowance for credit losses. The adoption of such standard did not have a material impact on the Company's consolidated financial statements and disclosures.

In December 2010, the FASB issued ASU 2010-28 an accounting pronouncement related to intangibles - goodwill and other ("FASB ASC Topic 350"), which requires a company to consider whether there are any adverse qualitative factors indicating that an impairment may exist in performing step 2 of the impairment test for reporting units with zero or negative carrying amounts. The provisions for this pronouncement are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, with no early adoption. The Company will adopt this pronouncement for our fiscal year beginning October 1, 2011. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 an accounting pronouncement related to business combinations ("FASB ASC Topic 815"), which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. It also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The company is currently evaluating the impact of the adoption of this standard on the Company`s consolidated financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies which loan modifications constitute troubled debt restructurings. It is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. The new guidance is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption.

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

The FASB has issued Accounting Standards Update (ASU) No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU is intended to improve financial reporting of repurchase agreements ("repos") and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The guidance in the ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted.

The FASB has issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.

The FASB has issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification? (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. ASU 2011-05 should be applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

The FASB has issued Accounting Standards Update (ASU) No. 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a

Envoy Capital Group Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2011, 2010 and 2009

19.	Reconciliation to United States generally accepted accounting principles (continued)

reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, Intangibles-Goodwill and Other. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

20.	Comparative figures

Certain comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted for 2011.

Item 18: Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19: Exhibits

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Incorporation of Merus Labs International Inc.
1.2*	Notice of Articles of Merus Labs International Inc.
4.1**	An Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010.
4.2**	An Asset Purchase Agreement between Merus Labs and Iroko International LP dated May 13, 2011.
4.3**	An Arrangement Agreement between Old Merus and Envoy dated November 10, 2011.
8.1	List of Significant Subsidiaries (contained in Item 4.C hereof)
11.1***	Code of Business Conduct
11.2***	Complaint Procedures for Accounting and Auditing Matters
11.3***	Board Mandate
12.1	Certification of CEO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Audit Committee Charter
15.2***	Compensation and Nominating and Corporate Governance Committee
17	Financial Statements

_______________________________

*	Incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 21, 2011
**	Incorporated by reference to the Company’s Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012
***	Incorporated by reference to the Company’s Annual Report on Form 20-F, filed on December 29, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MERUS LABS INTERNATIONAL INC.

Date:	April 16, 2012	/s/ AHMAD DOROUDIAN

Name: Ahmad Doroudian
Title: Chief Executive Officer