Form 20-F
period 2012-09-30
Merus Labs International Inc.
filed 2013-01-02
CIK 1031516

As filed with the Securities and Exchange Commission on January 2, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended September 30, 2012

OR

[   ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 OR

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

NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at September 30, 2012, there were 30,708,478 common shares outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[   ] YES     [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[X] YES     [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] YES     [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] YES     [   ] NO
(Not applicable)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International	Other [ ]
Accounting Standards Board [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17      [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[    ] YES      [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[   ] YES      [   ] NO

Merus Labs International Inc. (“Merus”, the “Company” “we”, “us”, or “our”) was formed on December 19, 2011 by the amalgamation of Merus Labs International Inc. and Envoy Capital Group Inc. (“Envoy”). Results prior to December 19, 2011 reflect the operations of our former business as Envoy.

All information contained in this Annual Report is as of September 30, 2012, unless otherwise indicated. All references to Common Shares are to the common shares of Merus.

About Forward-Looking Information

This Annual Report and the documents incorporated by reference herein contain certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of our company, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include: sources of income; forecasts of sales and associated expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; our business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to our company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information.

You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of our company;
  a stable competitive environment; and
  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this Annual Report is based (in whole or in part) upon factors which may cause actual results, performance or achievements of our company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to our company including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While we do not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of our products by provincial drug benefit formularies, hospital formularies and pharmacies, physicians and patients in the marketplace;
  our ability to successfully market and sell our products;
  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;
  the timing and unpredictability of regulatory actions;
  the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;
  the ability to source, develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;
  the inability to adequately protect our key intellectual property rights;
  the inability to make royalty payments as they become due;
  the loss of key management or scientific personnel;
  the inability to meet the obligations contained in our credit facilities;
  the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;
  core patent protection for our initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;
  regulatory, legal or other setbacks with respect to its operations or business;
  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;
  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to our company or our interests;
  the risk that we are not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and
  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) or International Financial Reporting Standards as issuable by the International Accounting Standards Board (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

We caution you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of our company as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in our publicly filed disclosure documents, including those disclosed under “Risk Factors” in this Annual Report on Form 20-F (the “Annual Report”).

Currency

We present our consolidated financial statements in Canadian dollars. In this Annual Report, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to “$” are to Canadian dollars, references to “U.S.$” are to United States dollars. See “Selected Financial Data” in Item 3 of this Form 20-F.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A.           Selected Financial Data

The following tables sets forth selected financial data for our company for the fiscal years indicated below and should be read in conjunction with the more detailed audited consolidated financial statements and the related notes thereto (the “Consolidated Financial Statements”) appearing under Item 17 in this Form 20-F and the discussion under Item 5 “Operating and Financial Review and Prospects” herein. The selected consolidated financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates. Our historical results are not necessarily indicative of the results that may be expected for any future period. The Consolidated Financial Statements have been prepared by management in accordance with IFRS for fiscal years 2012 and 2011. Prior year financial statements were prepared under Canadian GAAP, which vary in certain significant respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

Fiscal Years Ended
September 30	2012	2011
(all amounts in thousands except
per share data)
Revenue	$10,421	$-

Loss From Continuing Operations	(20,721)	(6,795)

(Loss) Earnings From Discontinued Operations	-	(766)

Loss From Continuing Operations Basic Earnings Per Share	(0.90)	(0.85)

Loss From Continuing Operations Diluted Earnings Per Share	(0.90)	(0.85)

Net Loss	(20,721)	(7,561)

Net Loss Per Share Basic	(0.90)	(0.94)

Net Loss Per Share Diluted	(0.90)	(0.94)

As at September 30	2012	2011
(all amounts in thousands)
Current Assets	$13,060	$9,891

Total Assets	92,379	11,019

Total Debt(1)	54,087	-

Shareholders’ Equity	35,264	10,333

Deficit	(49,870)	(29,149)

1      Total debt includes both the current and long term portion of debt.

We have never paid any dividends on our Common Shares and do not anticipate that it will pay any cash dividends on our Common Shares in the foreseeable future. Any decision to pay dividends in the future will be at the discretion of our board of directors, after taking into account such factors as our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Exchange Rates:

On December 14, the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve was $1.00 U.S. to $0.9860. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve.

	Fiscal Year Ended September 30,
	2012	2011
Average (1)	1.0029	0.9872

1.	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

	For the Month Ended
	November, 2012	October, 2012	September, 2012	August, 2012	July, 2012	June, 2012
High	$1.0029	$1.0003	$0.9901	$1.0061	$1.0215	$1.0417

Low	$0.9927	$0.9763	$0.9710	$0.9862	$1.0014	$1.0177

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Our business, financial condition and results of operations could be materially adversely affected by any of the following risks. In addition, risk and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect its business.

Risk Factors Associated with the our Business

We may not be able to implement our strategy to grow our business.

We have historically increased sales and net income through strategic acquisitions, licensing and related internal growth initiatives intended to develop marketing opportunities with respect to acquired product lines. Our strategy is focused on increasing sales and enhancing our competitive standing and enabling us to promote and sell new products through existing and new marketing and distribution channels. Since we engage in limited proprietary research activity with respect to product development, we rely heavily on purchasing product lines from other companies. Other companies, many of which have substantially greater financial, marketing and sales resources than us, may compete for the acquisition of products. We may not be able to acquire rights to additional products on acceptable terms, if at all, or be able to obtain future financing for acquisition on acceptable terms, if at all. The inability to effect acquisitions of additional branded products could limit the overall growth of our business. Furthermore, even if we are able to obtain rights to pharmaceutical products, we may not generate sales sufficient to create a profit or otherwise avoid a loss. For example, the marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products, limiting our ability to compete favourably in those product categories.

We may not be able to acquire the license rights to new products.

We depend on acquisition of rights to products from other companies as the primary source for new products. Risks in acquiring new products include: (a) the ability to locate new products that are attractive and complement our business, and (b) the price to acquire or obtain the license for these products may be too costly to justify the acquisition. We also face competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render technologies and products obsolete or uncompetitive.

Our products will face competition from new pharmaceutical and biotech products that treat some of the same diseases and conditions as our products. Many of our competitors have greater financial resources and selling and marketing capabilities. We will face further competition from drug development companies that focus their efforts on developing and marketing products that are similar in nature to our products, but that in some instances offer improvements over our products, such as less frequent dosing, more pleasant taste, new dosage formats and other novel approaches to improve existing products. Our competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that we may license or acquire. These developments could render our products obsolete or uncompetitive, which would have a material adverse effect on our business, financial condition and operating results.

Recently, Optimer announced that Health Canada awarded Optimer priority review for its product: DIFICID®. DIFICID® is another method for the treatment of C. Difficile infection. Optimer asserts that DIFICID® has a slightly lower recurrence rate than Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, our business could be adversely affected.

Core patent protection for our initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales.

The core patents protecting our Vancocin® products expired on July 13, 2010 and the core patents protecting our FACTIVE® and ENABLEX products expire on June 15, 2015 and August 2016, respectively, which could result in significant competition from generic products and could result in a significant reduction in sales. In such situations, in order to continue to obtain commercial benefits from our products, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. In the event that competition develops from generic products, this competition could have a material adverse effect on our business, financial condition and operating results. The entrance into the market of a generic pharmaceutical product may erode the branded product’s market share which may have a material adverse effect on our business, financial condition and results of operations. In December 2011, Health Canada granted a NOC to PPC, which allows PPC the authority to market their generic version of Vancocin® capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product may have a material adverse effect on the sales of Merus' branded Vancocin capsules.

We may not be able to protect and maintain our intellectual property and licensing arrangements.

Our success will depend in part on our ability to protect and maintain intellectual property rights and licensing arrangements for our products. No assurance can be given that the licenses or rights used by our company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to our company. Any loss of intellectual property protection is likely to adversely affect our operating results. Our commercial success will also depend in part on us not infringing patents or proprietary rights of others and not breaching the licenses granted to us. There can be no assurance that we will be able to obtain a license to any third party technology that it may be required to conduct our business or that such technology can be licensed at a reasonable cost. There is no certainty that we will not be challenged by our partners for non-compliance with our existing or future licensing arrangements. Consequently, there may be a risk that licensing arrangements are withdrawn with no compensation or penalties to us.

We are required to make royalty payments in connection with the acquisition of FACTIVE®.

In connection with the acquisition of FACTIVE®, we are required to make royalty payments to LG Life Sciences, Ltd. of 16% on the first $100 million in net sales with variable royalty payment rates beyond $100 million in net sales. Cornerstone must pay half of these royalty payments to LG Life Sciences, Ltd. until September 30, 2014, subsequent to that date Merus will be responsible for the full royalty payment. These payments are expected to be funded out of revenues that we expect to realize prior to the relevant royalty payments coming due. In the event that we do not earn enough revenues to cover these royalty payments before they come due, our ability to maintain these royalty payments may be adversely affected.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against our company. In addition, third party collaborators and licensees may not protect us from product liability claims.

We will maintain product liability insurance in connection with the marketing of our products. Merus may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If Merus is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims Merus will be exposed to product liability claims. A successful product liability claim in excess of its insurance coverage could harm its financial condition, results of operations and prevent or interfere with its product commercialization efforts. In addition, any successful claim may prevent Merus from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive and would result in Merus needing to divert resources which could otherwise be used in developing its business.

Unexpected products safety or efficacy concerns may arise.

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales, as well as product liability, consumer fraud and/or other claims. This could have a material adverse effect on our business, financial results and operating results.

Uncertainty can arise regarding the applicability of our proprietary information.

We will rely on trade secrets, know-how and other proprietary information as well as requiring employees, suppliers and other third-party service providers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner. If a third party obtains our proprietary information and adopts it in a competitive manner, it may have a material effect on our business, financial condition and operating results.

We may not be able to secure additional financing.

There can be no assurance that we will be able to raise the additional funding that we need to carry out our business objectives. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, control of our company may change and shareholders may suffer additional dilution.

We may not be able to continue to meet certain covenants under our existing credit facilities.

There can be no assurance that we will be able to continue to meet certain covenants under our existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This may negatively affect our financial condition, business and operating results.

We rely on third parties to manufacture our products.

We do not have the internal capability to manufacture pharmaceutical products and rely on third parties to manufacture our products. We cannot be certain that manufacturing sources will continue to be available or that we will be able to continue to outsource the manufacturing of our products on reasonable or acceptable terms. In addition, outsourcing manufacturing exposes us to a number of risks which are outside our control, including: our suppliers may fail to comply with government mandated current good manufacturing practices which include quality control and quality assurance requirements, and the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file resulting in mandated production halts or limitations; or our suppliers may experience manufacturing quality, control or yield issues which would require the supplier to halt or limit production of our products.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process. We may incur substantial expenses in order to ensure equivalence. This may negatively affect our business, financial condition and operating results.

If our supply of finished products is interrupted, our ability to maintain inventory levels could suffer and future revenues could be delayed.

Supply interruptions may occur and our inventory of finished products may not always be adequate to satisfy demand. Numerous factors could cause interruptions in the supply of our finished products, including failure to have a third party supply chain validated in a timely manner, shortages in raw material and packaging components required by our manufacturers, changes in our sources for manufacturing or packaging, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials.

There can be no assurances that our other products will not be interrupted in the future. This may have an adverse effect on our business, financial results and operations.

We will rely on third parties to perform distribution, logistics, regulatory and sales services for our products.

We will rely on third parties to provide distribution, logistics, regulatory and sales services including warehousing of finished product, accounts receivable management, billing, collection and record keeping. If the third parties cease to be able to provide us with these services, or do not provide these services in a timely or professional manner we may not be able to successfully manage the product revenues or integrate new products into its business, which may result in decreases in sales. Additionally, any delay or interruption in the process or in payment could result in a delay delivering product to our customers, which could have a material effect on our business, financial condition and operating results.

The publication of negative results of studies or clinical trials may adversely impact our products.

From time-to-time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a dramatic effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to our products or the therapeutic areas in which our products compete could adversely affect our sales, the prescription trends for our products and the reputation of our products. In the event of the publication of negative results of studies or clinical trials related to our products or the therapeutic areas in which Merus’ products compete, Merus’ business, financial condition, and operating results could be materially adversely affected.

We must successfully integrate any products that we acquired or will acquire in the future.

We will pursue additional products that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired product lines could divert management’s time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of Common Shares, our shareholders could suffer significant dilution of their ownership interests.

We depend on key managerial personnel for our success.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm its business development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key person life insurance on any of its employees.

Increases in sales may attract generic competition.

If sales of any of our products that no longer enjoy market exclusivity or are not sufficiently protected by associated intellectual property were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with our products. Increased generic competition would have a material adverse effect on our business and financial results.

Our business will be subject to limitations imposed by government regulations.

In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints which are beyond our control. Such laws, regulations and other constraints may exist at all levels of government. There can be no assurance that we will be in compliance with all of these laws, regulations and other constraints. Failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on sales.

Our policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.

We cannot ensure that our estimated reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows

We may be subject to the risks of foreign exchange rate fluctuation.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publishes our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies, such as the euro and the U.S. dollar. Exchange rates for currencies of the countries in which we operate may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar, U.S. dollar and the euro, may have a material adverse effect on its earnings or assets when translating foreign currency into Canadian dollars. In order to mitigate the risk, we have used, in the past, forward contracts and other derivative instruments to reduce our exposure to foreign currency risk and may or may not do so in the future. Dependent on the nature, amount and timing of foreign currency receipts and payments, we may from time-to-time enter into foreign currency contracts. Accordingly, we may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. We do not typically carry currency convertibility risk insurance.

We may be unsuccessful in evaluating material risks involved in completed and future investments.

We will regularly review investment opportunities and as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

Merus may be subject to certain regulations that could restrict Merus’ activities.

From time-to-time, governments, government agencies and industry self- regulatory bodies in Canada, the United States, the European Union and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients.

Risks Relating to our Common Shares

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, the investor’s interest in our Common Shares will be diluted.

As of November 30, 2012, there were 30,708,478 Common Shares issued. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, Merus would be required to issue up to an additional 6,797,387 Common Shares, or approximately 22% of Merus’ issued and outstanding Common Shares as of November 30, 2012. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of our Common Shares to decline and it could result in the creation of new control persons. In addition, our stockholders could suffer dilution in the net book value per share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of our Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations have been and will be financed through the sale of equity securities, a decline in the price of our Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including its ability to acquire new products and continue its current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Because we can issue additional Common Shares, holders of our Common Shares may incur immediate dilution and may experience further dilution.

We are authorized to issue an unlimited number of Common Shares, of which 30,708,478 shares were issued and outstanding as of November 30, 2012 and an unlimited number of Preferred Shares, of which none were issued and outstanding as of November 30, 2012. Our board of directors has the authority to cause us to issue additional Common Shares without the consent of any of our stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Common Shares in the future.

Because it is unlikely that we will pay dividends in the foreseeable future, stockholders may only benefit from owning Common Shares if the value of the Common Shares appreciates.

We have never paid dividends on our Common Shares and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase Common Shares.

Item 4: Information on the Company

A.           History and Development of the Company

Name

Our legal and commercial name is “Merus Labs International Inc.”

Principal Office

Our head office is 30 St. Patrick St., Ste. 301, Toronto, Canada M5T 3A3. We may be reached by telephone at (416) 593-3725 or facsimile at (416) 593-4434. Our registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; our website is www.meruslabs.com. Information contained on our website does not constitute a part of this Annual Report.

Corporate Information

On December 19, 2011, our company was formed through the amalgamation of Envoy Capital Group Inc. (“Envoy”) with Merus Labs International Inc. (“Old Merus”). On October 1, 2012, we amalgamated with our wholly owned subsidiary, Merus Labs Inc. and continued under the name Merus Labs International Inc.

Old Merus was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp.

The Common Shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

Important Events

On September 30, 2011, Envoy announced that it had completed the divestiture of its wholly-owned subsidiary, Watt International Inc. The sale of Watt completed the plan to restructure the business through divestiture of all non-merchant banking assets.

On May 13, 2011, Merus Labs Inc. (“Merus Labs”), a subsidiary of Merus, acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell Vancocin® in Canada, from Iroko. Merus Labs acquired Vancocin® for total consideration of approximately US$20 million, in line with an acquisition of a pharmaceutical brand, which is typically divested at a price ranging from a multiple of 2.5 to 3.5 times the net annual sales of the product. Vancocin® capsules are indicated for the treatment of:

  Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

  Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

On July 5, 2011, Old Merus announced it has entered into a support services agreement (the "Methapharm Agreement”) with Methapharm. Under the terms of the Methapharm Agreement, Methapharm has agreed to provide Old Merus with $500,000 in working capital in consideration for:

  being appointed the exclusive provider of certain distribution services of Merus’ products in Canada; and

  payment of certain fees based on net sales of Merus’ products, and service fees in line with market rates customary to such services.

The Methapharm Agreement is for a term of five years with automatic renewal terms of two years until terminated.

On March 7, 2012, we announced that we had completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. Factive has not been commercialized in Canada. Merus acquired FACTIVE® for total consideration, as a multiple of product cash flow, fully paid at closing. Pursuant to the acquisition, Merus acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. We have also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. to market the product in the United States.

On May 29, 2011, we announced the closing of a financing pursuant to a short form prospectus, 5,556,000 Common Shares at a price of CAD$1.80 per Common Share for gross proceeds of CAD$10,000,800.

On July 11, 2012, we announced that we had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. In calendar year 2011, the product had net sales of approximately US$23 million in the territories acquired. Pursuant to the acquisition, we acquired the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

We funded the Emselex®/Enablex® acquisition with cash on hand and a debt facility provided to us by PDL BioPharma, Inc., a company supporting the healthcare industry with creative financing solutions.

The acquisition was financed in part through a credit facility of up to US$55 million provided by PDL BioPharma, Inc. US$35 million of this amount was drawn down upon acquisition of the asset with a further US$20 million guaranteed through a letter of credit facility. We paid the balance of the purchase price from cash on hand, of which, US$4 million had been paid as a deposit at June 30, 2012. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures March 31, 2015.

B.           Business Overview

During 2011, we made a decision to deploy our capital through an amalgamation with Old Merus. We now operate as just one segment relating to our specialty pharma business, under the name “Merus Labs International Inc.”

Merus is a specialty pharmaceutical company that acquires prescription medicines in the following categories:

  On patent but at maturity stage of product life cycle
  Branded generics
  Under promoted products
  Niche market pharmaceuticals
  Products with annual sales below critical threshold for large pharma

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share. The Merus corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows Merus to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although Merus has a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus will be the United States, Canada, and Europe. The Merus corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. Merus has partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility for Merus.

Superior Business Model for Acquisition of Diversified Legacy Products

We believe that we have a unique strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. We believe that this strategy will provide us with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Therefore, the potential number of product acquisition candidates may be much larger for us than for our competitors. Management believes that our approach to product acquisition and our return objectives provide us with a competitive advantage in acquiring products as we can often purchase diversified bundles of products from a single vendor. In contrast, our competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisition within the same therapeutic area. As a result, certain vendors may view us as a preferred purchasing candidate.

Predictable Cost Structure

Our plan to establish a predictable cost structure by relying on a small employee base and outsourcing more of the operational functions associated with its business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, we will achieve cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of its manufacturing supply agreements, our cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist us in maintaining our margins and maximizing distributable cash.

Partnership with Leading Service Providers

Related to the above, we will enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with our business and intend to pursue this strategy in the future.

Competitors of Merus

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area or region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. Merus expects to compete with a variety of drug companies. However, the initial portfolio is comprised of products with several years of remaining patent life or established brands.

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

Changes in the Competitive Landscape

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product may have a material adverse effect on the sales of our branded Vancocin capsules.

Also, the future of Vancocin may be affected by new therapies such as Fidaxomicin, a macrocyclic antibiotic, which may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, we expect Fidaxomicin to be sold in Canada at a much higher price than that of Oral Vancocin® based on the existing Fidaxomicin pricing in the U.S. market.

Description of Products and Services

We currently have products in the area of urology/women's health, and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder is not full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

According to an article published in the Reviews of Urology by the Department of Urology, New York University School of Medicine, in women, moderate and severe bother have a prevalence ranging from about 3% to 17%. Severe incontinence has a low prevalence in young women, but rapidly increases at ages 70 through 80. In men, the prevalence of incontinence is much lower than in women, about 3% to 11% overall, with urge incontinence accounting for 40% to 80% of all male patients. Incontinence in men also increases with age, but severe incontinence in 70- to 80-year-old men is about half of that in women.

Decision Resources, an advisory firm for pharmaceutical and healthcare issues, finds that although more than 50 percent of people with overactive bladder in the world’s major pharmaceutical markets are undiagnosed, the sizeable prevalent population fuels significant sales for the indication. As a result, the overactive bladder drug market will increase from approximately $3 billion in 2009 to nearly $4 billion in 2019 in the United States, France, Germany, Italy, Spain, United Kingdom and Japan.

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc.

In July 2012, we acquired from Novartis, the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As over active bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

As we have acquired the product rights in a number of European countries in which the product is not being actively marketed, we are currently pursuing discussions with potential marketing partners with the goal of incrementally increasing sales in those regions.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Antibacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total anti-infective market revenues.

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

Factive

On March 7, 2012, we acquired the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone. FACTIVE® is the only FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Cornerstone recorded FACTIVE® 320mg tablet net sales of approximately US$6.3 million in the United States for 2011. FACTIVE® has not been commercialized in Canada.

We acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. We have also entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. to market the product in the United States.

Wound Care Franchise

In September 2010, Old Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market. As of the date of this 20-F, the Company has not launched any of its wound care products and has limited visibility with respect to the sales of this product line due to the slower than expected product marketing authorization of a key product in the portfolio and a refocusing of management priorities.

Customers

Management expects that we will generally sell between 80% and 90% of our products directly to three major wholesalers in Canada and United States: AmerisourceBergen, McKesson Corporation and Matrix, which does business as Shoppers Drug Mart. Management believes that it is common practice in Canada and the United States for pharmacies to have multiple wholesale sources. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally. Additional key customer groups include the following:

  Physicians and allied health professionals including nurses, physician assistants and pharmacists: While physicians and allied health professionals are not themselves direct buyers of our products, they are the key decision-makers in terms of recommending or prescribing our products to patients. These healthcare providers make prescribing decisions based on personal experience, influence of peers, medical/educational meetings/events, medical journals, and information obtained through various pharmaceutical-sponsored educational and promotional programs and sales representatives.

  Patients and their families/caregivers: In the United States, patients have to bear a greater share of the cost of healthcare. Therefore, the industry has increasingly turned to promotional and educational initiatives that directly target patients and their families. We will generally not engage in activities that directly target patients, except for the provision of various product and disease-specific patient education materials that may be passed along to patients by physicians.

  Third-party payors such as managed care organizations and group purchasing organizations: Third party payors, like certain insurance companies and employers, make purchasing and reimbursement decisions based on a number of health outcomes and economic variables. We will not attempt to influence the historical level of reimbursement for its products.

  State and federal government health agencies: Certain federal government agencies like the Department of Veteran Affairs, the Department of Defence, prison systems and Indian Health Services may purchase pharmaceutical products directly from us or provide third-party reimbursement to those that do purchase our products. In addition, Medicaid programs at the individual state level may also reimburse patients in the purchase of our products. The historical utilization/reimbursement activity of our products for these government agencies has been low and we anticipate this to continue. However, the 2006 adoption of Part D prescription drug coverage for patients aged 65 and over may expand the potential market for certain legacy products.

Organizational Structure

We have the following wholly owned subsidiaries: Merus Labs Inc., governed by the laws of British Columbia, Canada; ECG Holdings Inc., governed by the laws of Delaware, US; Merus Labs Luxco S.a.r.L., governed by the laws of Luxembourg; Merus Labs Netherlands B.V., governed by the laws of Netherlands; and Orbis Pharma Inc., governed by the laws of Ontario.

D.           Property, Plants and Equipment

We currently have offices in Toronto, Montreal and Vancouver, Canada, as well as in Luxembourg. The terms of our leases are as follows:

Our head offices consist of approximately 1,600 square feet located at 30 St. Patrick St., Ste. 301, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on April 1, 2009 and expires in March 2014 at a current annual rent of $52,200. We have an option to terminate the lease upon 60 days’ notice.

Our Vancouver office is located at 470 Granville St., Ste. 504, Vancouver, BC and our Montreal office is located at 100 Alexis-Nihon, Ste. 910, Montreal, PQ H4M 2P5. The Montreal office consists of approximately 1,000 square feet at a current annual rent of $27,240. The current lease expires August 31, 2013. The Vancouver office consists of approximately 1,000 square feet at a current annual rent of $24,432 and with an option to terminate on 60 days notice after March 31, 2015.

The Luxembourg office consists of shared executive space in a professional services facility. Monthly rent is approximately $1,600 and the lease may be terminated upon 60 days notice.

Item 4A: Unresolved Staff Comments

None.

Item 5: Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Merus and the Notes relating thereto, included as item 17 in this Form 20-F. The information contained in this Item 5 refers to Financial Statements of Merus, which are presented in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

On October 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, with a transition date of October 1, 2010. The consolidated annual financial statements for the year ended September 30, 2012, including required comparative information, have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements”, as issued by the International Accounting Standards Board (“IASB”). Previously, the Company prepared its financial statements in accordance with Canadian GAAP.

IFRS are applied retrospectively, except in certain circumstances as allowed or required under IFRS 1 First-time Adoption of International Financial Reporting Standards (see below). Accordingly, the Company has provided a reconciliation of previously disclosed comparative period financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS (See note 24 of the Financial Statements).

The Company has identified a number of key accounting areas where there are differences between IFRS and Canadian GAAP which have an impact on the Company’s financial results. These have been summarized below based on the standards currently issued and applicable to the Company.

  Impairment of assets: Under Canadian GAAP, asset impairment is identified if the carrying value of the asset exceeds its recoverable amount. If the carrying value exceeds the recoverable amount, the asset is written down to its fair value. The impairment threshold under IFRS is defined as the higher of its fair value less costs to sell and its value in use. The Company has determined that this change has not affected the recorded amount of any of its assets. IFRS, unlike Canadian GAAP, also allows impairment provisions to be reversed in future periods if the recoverable amount exceeds the recorded value. The Company has determined that this change has not affected the carrying amount of any of its assets at transition date.

  Share-based payments: IFRS requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value. In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense. Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur. The Company’s IFRS charges at October 1, 2010 are consistent with its Canadian GAAP charges for the same date.

  The effects of changes in foreign exchange rates: Under Canadian GAAP, foreign currency translation of a subsidiary was based upon the determination of whether the subsidiary is integrated or self-sustaining. IFRS requires the functional currency of subsidiaries to be determined, which then determines how subsidiaries are translated. The Company has determined that there is no material impact of this difference at transition date.

Initial adoption of IFRS requires retroactive application as at the transition date, with adjustments arising on the conversion to IFRS from Canadian GAAP recognized in opening retained earnings. However, to assist with the difficulties associated with reformulating historical accounting information, IFRS 1 First-time Adoption of International Financial Reporting Standards provides for a number of optional exemptions and mandatory exceptions which generally allow prospective rather than retrospective treatment under certain conditions. The following summarizes the most significant of these as they apply to Merus:

  Business combinations: IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

  Share-based payment transactions: IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which has been accounted for in accordance with Canadian GAAP.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

  Estimates: In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

  Derecognition of financial assets and liabilities:  The derecognition requirements in IAS 39 were applied prospectively for transactions occurring on or after January 1, 2004.

  Hedge accounting:  Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. The Company had no hedging relationships as of the transition date.

  Non-controlling interests:  This exception stipulates that the following requirements of IAS 27 be applied prospectively from the date of transition to IFRS:

  The requirement that total comprehensive income be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

  Requirements regarding the accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control; and

  The requirements regarding the accounting for a loss of control over a subsidiary, and the related requirements in IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

The Company held no non-controlling interests as of the date of transition.

A.           Operating Results

For the year ended September 30, 2012, the Company incurred a net loss of $20,720,548 compared to a net loss of $7,553,936 for the year ended September 30, 2011. For the year ended September 30, 2012, the earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $3,383,219 and the adjusted EBITDA which adds back non-cash share based compensation expense and acquisition costs was $6,116,459. As at September 30, 2012, the Company had an accumulated deficit of $49,869,908.

Excluding one-time restructuring costs, the result for the year ended September 30, 2011 was a net loss of $1,492,523. The Company’s 2011 results were related to the Company’s previous merchant banking business and included gains on investments net of operating expenses. Upon the amalgamation of Old Merus and Envoy, the Company ceased its merchant banking business and continued on with the business of Old Merus, which included acquiring, selling and distributing specialty pharmaceutical products. Therefore, the Company’s results for the year ended September 30, 2012 include net sales of prescription drugs from December 20, 2011 (amalgamation) to September 30, 2012 less operating expenses.

Operating risks include but are not limited to: the Company’s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired pharmaceutical products and businesses; impact of new or existing generic and innovative competing products, regulatory issues and risk that the Company may not be able to adequately protect the intellectual property surrounding its products, conflicts of interest among the Company’s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company’s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

Selected Annual Information

	In the fiscal year ended September 30
	2012	2011	2010

Revenue	$10.4million	$nil	$nil

Gross margin	$9.2 million	$nil	$nil

Net (loss) earnings:
From continuing operations	($20.7) million	($6.8) million	($4.3) million
From discontinued operations	$nil	($0.8) million	$0.2 million

Total	($20.7) million	($7.6) million	($4.1) million

Net (loss) earnings per share
Total
Basic	($0.90)	($0.94)	($0.50)
Diluted	($0.90)	($0.94)	($0.50)

From continuing operations
Basic	($0.90)	($0.85)	($0.52)
Diluted	($0.90)	($0.85)	($0.52)

From discontinued operations
Basic	$nil	($0.09)	$0.02
Diluted	$nil	($0.09)	$0.02

As of September 30
	2012	2011	2010

Total assets	$92.4 million	$11.0 million	$19.6 million

Total long-term financial liabilities	$22.2 million	$nil	$nil

Cash dividends declared	$nil	$nil	$nil

Results of Operations for the Year Ended September 30, 2012 and 2011

The Company had a net loss of $20,720,548 (or $0.90 basic loss per share) for the year ended September 30, 2012 compared to a net loss of $7,553,936 (or $0.94 basic loss per share) for the year ended September 30, 2011.

The 2012 period included sales of Vancocin from December 20, 2011, the first day after amalgamation, to September 30, 2012. As this is not reflective of the revenues earned by the product during the annual period, the Company has prepared the following pro-forma statement of operations to illustrate what the Company’s results would have been if it had owned Vancocin from October 1, 2011 to September 30, 2012:

	As reported in	Old Merus	Pro-forma
	the Statement of	results from	Statement of
	Operations	October 1 to	Operations
		amalgamation

Revenues	$10,421,034	$2,483,176	$12,904,210
Cost of goods sold	1,189,253	306,202	1,495,455
Gross margin	9,231,781	2,176,974	11,408,755

Operating expenses:
Sales and marketing	281,272	66,711	347,983
General and administrative	5,048,471	165,745	5,214,216
Acquisition costs	518,819	--	518,819
	5,848,562	232,456	6,081,018
Earnings before depreciation,
amortization, interest expense and
investment income	3,383,219	1,944,518	5,327,737

Amortization of intangible assets	4,324,845	299,970	4,624,815
Depreciation	5,015	--	5,015
Interest expense	1,466,151	64,961	1,531,112
Foreign exchange (gains) losses	(1,825,206)	--	(1,825,206)
Investment income	(467,001)	(2,892)	(469,893)
Impairment expense	22,208,721	--	22,208,721

Earnings (loss) before income taxes	$(22,329,306)	$1,582,479	$(20,746,827)

Revenues and Gross Margin

If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full twelve month period, gross margin would have been $11,408,755 (or 88%), consisting of net sales of Vancocin and Factive and revenue from Enablex totalling $12,904,210 less cost of goods sold of $1,495,455. Sales of Vancocin from October 1 through December 31 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season. The Company records revenues relating to Enablex net of cost of goods and marketing and selling expenses in a single line, revenues, in the statements of operations during the current period of transition from Novartis to Merus.

For the comparative period ended September 30, 2011, results included the Company’s former operating subsidiary, Watt International Inc. (“Watt”). The Company made a decision to divest of its consumer and retail branding unit in the third quarter of fiscal 2011. Thus, Watt’s results for fiscal 2011 are presented as discontinued operations.

Operating Expenses

Operating expenses for the year ended September 30, 2012 were $5,848,462 compared to $2,587,633 in 2011. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company and non-cash charges for share based compensation as a result of the granting of equity compensation to the Company’s management team. Acquisition costs of $518,819 related to the acquisition of Factive and costs relating to the amalgamation of Old Merus and Envoy that were also incurred during 2012. While acquisition costs related to the amalgamation are not expected to recur, there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams. In addition, the Company incurred sales and marketing expenses of $281,272 related to Vancocin and Factive. Sales and marketing costs for Enablex are currently netted against revenue as the Company completes a transition stage whereby Novartis continues to manufacture, distribute, and promote the product until the Company can obtain the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint. On a proforma basis, including the operating expenses of Old Merus from October 1 to December 19, 2011, general and administrative expenses would have been higher by $232,456, relating to professional fees, wages and salaries and other expenses.

Amortization of Intangible Assets and Impairment Charge

The 2012 period included amortization expense of $4,324,845 related to the licensing and distribution agreement, Vancocin product rights, Factive product rights and patent, and Enablex product rights and patent, all of which were not owned by the Company during the 2011 period.

An impairment charge of $22,208,721 was recognized at September 30, 2012 in relation to the Company’s Vancocin and WoundCare products and associated goodwill. $5,532,624 of the charge related to the Vancocin and WoundCare product intangible assets as discussed in the Product Summary section of the MD&A. In connection with the impairment of the Vancocin product rights, management also tested the Company’s goodwill for impairment. The recoverable amount of the cash-generating unit (“CGU”) to which goodwill had been allocated was assessed to be less than its carrying amount. Based on this analysis, the carrying amount of goodwill was reduced to its recoverable amount through recognition of an impairment charge of $16,676,097 against the goodwill.

Interest Expense and Foreign Exchange Gains

Interest expense of $1,466,151 was incurred during fiscal 2012 primarily as a result of the credit facility entered into with PDL BioPharma, Inc. in connection with the acquisition of Enablex, which was not owned by the Company during the 2011 period.

A foreign exchange gain of $1,825,206 was recorded primarily in relation to US dollar denominated debt outstanding as at September 30, 2012 in connection with the acquisition of Enablex, none of which was outstanding by the Company during the 2011 period.

Discontinued Operations

During the year ended September 30, 2011, the Company incurred a net loss from discontinued operations of $766,328 related to its consumer and retail branding group which was divested in September 2011.

Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. In the prospectus filed in connection with the offering, net proceeds were expected to be $9,200,752 after deducting estimated costs of $800,048. Actual net proceeds were $9,206,711. The expected uses of proceeds were $7,800,000 for acquisitions with the balance allocated to working capital. Actual use of proceeds were very close to the anticipated amounts, with US$8 million being applied against the purchase of Emselex®/Enablex®. The remaining proceeds were used for general corporate purposes and to fund costs associated with the acquisition.

Summary of Quarterly Results

Prior period financial results

As the Company completed its amalgamation on December 19, 2011, results related to the pharmaceutical operations are included in the financial results beginning December 20, 2011. Results prior to that date reflect the operations of the Company’s former business as Envoy. As such, revenues generated from its merchant banking business were reclassified as ancillary income in the comparative periods, resulting in nil gross margins for the quarters ended September 30, 2011, June 30, 2011, March 31, 2011 and December 31, 2010. In addition, certain one-time costs were incurred as the Company restructured its management team. In the three months ended March 31, 2011, the Company incurred approximately $6.1 million in restructuring costs relating to severance and office closure. The Company also disposed of its former operating subsidiary, Watt International Inc., at the end of fiscal 2011 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vanconin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vanconin® have not indicated that such product will have seasonal variations which would materially impact revenue. The FACTIVE® product line may have seasonal variations as it is used to treat illnesses such as bronchitis or pneumonia, which tend to occur more frequently in the fall and winter months. Due to the recent acquisition of FACTIVE®, Merus cannot determine the exact impact this seasonality will have on its revenues.

Financial data for the quarters beginning October 1, 2010 presented below are in accordance with IFRS. Quarters prior to the quarter ended December 31, 2010 (Q1 2011) are not required to be presented under IFRS.

	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Gross margin	$4.57 million	$2.49 million	$1.91 million	$0.26 million

Net earnings (loss):
From continuing operations	($20.77 million)	$0.67 million	($0.36) million	($0.26) million
Including discontinued operations	($20.77 million)	$0.67 million	($0.36) million	($0.26) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.68)	$0.03	($0.01)	($0.03)
Diluted	($0.68)	$0.03	($0.01)	($0.03)
Including discontinued operations:
Basic	($0.68)	$0.03	($0.01)	($0.03)
Diluted	($0.68)	$0.03	($0.01)	($0.03)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Gross margin	$nil	$nil	$nil	$nil

Net earnings (loss):
From continuing operations	($1.55) million	$0.07 million	($6.28) million	$0.96 million
Including discontinued operations	($1.38) million	$0.14 million	($6.53) million	$0.76 million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.20)	$0.01	($0.77)	$0.12
Diluted	($0.20)	$0.01	($0.77)	$0.12
Including discontinued operations:
Basic	($0.22)	$0.02	($0.80)	$0.09
Diluted	($0.22)	$0.02	($0.80)	$0.09

Liquidity and Capital Resources

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. As at September 30, 2012, the Company had working capital of $10,762,661 compared to $9,204,362 at September 30, 2011. The increase in working capital was primarily due to active operations as a specialty pharmaceutical company, funds raised through equity financing, and cash generated from operations offset by the divesture of the Company’s consumer and retail branding operations and cash outlays for the deposit provided for the Emselex®/Enablex® acquisition, as well as, the purchase of the Factive product.

The Company’s plan of operations in the next twelve months is to satisfy short-term debt obligations and raise financing, if required, to pursue the acquisition of other prescription and pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided by operations of the Company was $1,770,522 for the year ended September 30, 2012 compared to cash used in operations of $2,514,012 in the prior year period. The main source of cash in the current period related to active operations as a specialty pharmaceutical company.

Cash provided by financing activities for the year ended September 30, 2012 was $62,293,179 of which $7,945,633 was net proceeds received from a private placement, $9,206,711 was net proceeds received from a prospectus offering, and $55,713,186 was related to the acquisition of Enablex. This was offset by the repayment and settlement of other debt totaling $10,897,943.

Cash used in investing activities was $65,660,432 for the year ended September 30, 2012 and cash provided by investing activities was $81,802 for the year ended September 30, 2011. The main use of cash in the current period related to the purchase of the Factive product and related inventory for $3,969,644 and the acquisition of Enablex for $64,664,491.

Transactions with Related Parties

In January, 2011 Envoy sold its approximate 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of the Company’s management group were also officers and directors of Sereno and exercised significant influence. The investment in Sereno was accounted for using the equity method.

As part of the amalgamation, the Company acquired an amount due to its then Chief Executive Officer, Ahmad Doroudian, of $2,000. The amount owing was unsecured, non-interest bearing, and due on demand. The amount was repaid in early 2012.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

Critical Accounting Policies and Estimates

The significant accounting policies used by the Company in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. The Company’s Financial Statements are prepared in accordance with IFRS. Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

(a)	Accounting judgments, estimates, and uncertainties

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in note 3. In addition, judgement was exercised in determining that the product acquisitions of Factive and Enablex, as described in Note 3, were business combinations accounted for under the acquisition method of accounting. Management considered the guidance and definitions per IFRS 3 and industry practice based on comparable companies in making this determination. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 – The effects of changes in foreign exchange rates. The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of assets;
•	the valuation of deferred tax assets and liabilities; and
•	the valuation of warrants and share-based compensation expense

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)           Allowance for doubtful accounts

The Company reviews its sales and accounts receivable aging and determines the balance for the allowance for doubtful accounts. The Company has minimal overdue accounts and has determined that no allowance for doubtful accounts is required as at September 30, 2012.

(ii)           Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has recorded a write-down of $21,000 relating to inventory that expires within one year from September 30, 2012. The Company has determined that there are adequate sales to support the carrying amount for all other inventory as at September 30, 2012. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(iii)         Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(iv)          Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information.

As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities. As at September 30, 2012, the purchase price allocations for acquisitions completed during fiscal 2012 are considered to be finalized.

(v)           Impairment of non-financial assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded.

Property and equipment and intangible assets are reviewed each reporting period for impairment when events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is determined with reference to fair value less costs to sell or value-in-use calculations. An impairment loss is measured as the difference between the asset's carrying amount and its recoverable amount. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise.

(vi)          Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, based on estimates of fair value and expected market data of future cash inflows on products sales of acquired patents/product rights.

Depreciation on property, equipment, and intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 – 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 – 10 years
•	Product patents	Remaining economic life of patent

During the year ended September 30, 2012, the useful lives were considered reasonable.

(vii)         Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(viii)        Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. The Company has judged that the fair value of the services could not be determined; therefore the fair value of the shares, share options and warrants was used in the measurement of the transactions. These methods of valuation were applied to the equity transactions during the year.

(b)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the results of operations. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. HTM instruments, loans and receivables, and other financial liabilities are measured at amortized cost. Transaction costs for FVTPL financial instruments are expensed as incurred, whereas transaction costs for AFS, HTM, and other financial liability instruments are capitalized upon initial recognition of the instrument.

The Company has classified its financial instruments as follows:
Cash and cash equivalents	Loans and receivables
Publicly-traded investments	Fair value through profit or loss
Privately-held investments	Available-for-sale at cost
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Accounts payable and accrued liabilities	Other financial liability
Derivative liabilities	Fair value through profit or loss
Long term debt	Other financial liability

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

(ii)          Privately-held investments:

Securities in privately-held companies are designated as AFS and are recorded at fair value upon acquisition. These securities are subsequently measured at their initial cost less impairment.

(iii)         Other financial liabilities

Other financial liabilities (including debt and trade and other payables) are subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(c)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as one of the following:

	i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

	ii)	Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

	iii)	Hedges of a net investment in a foreign operation (net investment hedge).

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of operations within foreign exchange (gains) losses.

The Company has not designated any of its derivatives as hedges as at September 30, 2012 and 2011.

(d)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $3,174,863, $5,059,650 and $8,710,990 at September 30, 2012, September 30, 2011 and October 1, 2010, respectively. Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $288,056, $nil and $nil at September 30, 2012, September 30, 2011 and October 1, 2010, respectively. Interest earned on cash and cash equivalents for the year-ended September 30, 2012 $21,977 ($nil).

(e)	Inventories

Inventories are comprised of raw materials and finished goods of pharmaceutical product and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing), and batch-specific regulatory testing. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

(f)	Trade and other receivables

Trade and other receivables are stated at their amortized cost and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(g)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful life of 2 to 10 years. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(h)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(i)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGUs to which goodwill has been allocated.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(j)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(k)	Income taxes

Provision for income taxes consists of current and deferred income tax expense. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end in the countries where the Company and its subsidiaries operate and generate taxable income, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date.

Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(l)	Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii) Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of income.

(m)	Revenue recognition and estimated product returns

Revenue from product sales (excluding Enablex as described below), including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Enablex (note 3), the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of the product to the Company. The agreement requires that Novartis continue to manufacture, distribute, and promote the product until the Company can obtain the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint. As a result, Novartis currently provides the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then bills Novartis for the net amount receivable. The Company relies on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on this current arrangement and the guidance per IAS 18 regarding agency relationships, for the period ended September 30, 2012 management recorded revenues relating to Enablex net of cost of goods and marketing and selling expense in a single line, revenue, in the statements of operations. This presentation has no impact on net income. This accounting presentation will be reassessed in future periods as the Company takes over the day-to-day functions of operating this product.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(n)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non-employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share- based payments, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

(o)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

(p)	Basic and diluted net earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted earnings per share is equal to the basic earnings per share if the effects of the outstanding options and warrants are anti-dilutive.

(q)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(r)	Future changes in accounting standards

During the year ended September 30, 2012 the following new or amended standards were issued effective for annual periods beginning on or after January 1, 2013 (October 1, 2013 for the Company).

•

IAS 1 Presentation of Financial Statements: Amendments to IAS 1 retain the option to present profit or loss and other comprehensive income either in one continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not be subsequently reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments.

•

IAS 12 Income Taxes: Amendments to IAS 12 provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

•

IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

•

IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

•	IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

•

IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

•

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

•

IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

•

IFRS 7 Financial Instruments Disclosures – Offsetting Financial Assets and Liabilities. IFRS 7 provides new disclosures requiring entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure.

Accounting standards that have been amended but are not yet effective include:

•

IFRS 7 Financial Instruments: Disclosures: The IASB published new disclosures requirements jointly with the Financial Accounting Standards Board (“FASB”) that enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP.

•	IFRS 9 Financial Instruments. IFRS 9 will replace IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets and financial liabilities.

•

IAS 32 Financial Instruments: Presentation: The IASB published amendments to IAS 32 to clarify the application of the offsetting requirements.The Company is currently evaluating the impact that these standards will have on its financial statements.

The Company is currently evaluating the impact that these standards will have on its financial statements.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

Not applicable.

E.           Off-Balance Sheet Arrangements

None.

F.          Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2012:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$109,691	$ 61,594	$ 25,408	$ 22,689
Long term debt	-	-	-	-
Total contractual cash obligations	$109,691	$ 61,594	$ 25,408	$ 22,689

G.          Safe Harbor

See “About Forward-Looking Information” in the introduction to this Annual Report.

Item 6: Directors and Senior Management and Employees

A.           Directors and Senior Management

The current directors and officers of our Company are as follows:

Name Province/State Country of Residence and Position(s) with Merus(1)	Periods during which Individual has Served as a Director or Officer
Elie Farah Ontario, Canada President, Chief Executive Officer and Director	January 12, 2012 – Present
Ahmad Doroudian Vancouver, BC Canada Executive Vice Chairman and Director	December 19, 2011 – Present
Andrew Patient Ontario, Canada Chief Financial Officer	December 19, 2011 – Present
Ulrich Schoeberl Luxembourg Managing Director, European Operations	July 26, 2012 – Present

Name Province/State Country of Residence and Position(s) with Merus(1)	Periods during which Individual has Served as a Director or Officer
Moira Ong British Columbia, Canada Vice President, Finance and Secretary	December 19, 2011 – Present
Ali Moghaddam Quebec, Canada Vice President Business Development & Commercial Operations	December 19, 2011 – Present
David Guebert(2)(3) Ontario, Canada Director	December 19, 2011 – Present
Robert Pollock(3) Ontario, Canada Director	December 19, 2011 – Present
Joseph Rus(2)(3) Ontario, Canada Director	December 19, 2011 – Present
Timothy Sorensen(2)(3) Ontario, Canada Director	December 19, 2011 – Present

(1)	Information has been furnished by the respective individuals.
(2)	Denotes a member of the Audit Committee of our company.
(3)	Denotes an independent director.

Elie Farah – President, Chief Executive Officer and Director

Mr. Farah was appointed as the Company’s President in January 2012 and Chief Executive Officer in July 2012. Mr. Farah previously headed the global mergers and acquisitions initiative with Boehringer Ingelheim GmbH, an international pharmaceutical company based in Germany. Mr. Farah executed and oversaw strategic transactions across Europe and the Americas while working at the North American holding company in Canada and subsequently at the global headquarters in Germany. Most recently, Mr. Farah was the President and CFO of Transition Therapeutics Inc. During his time at Transition Mr. Farah played an instrumental role in the company listing on NASDAQ, completing equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies. He holds an MBA and an MAcc in addition to the following designations; Chartered Financial Analyst (CFA) and Chartered Accountant (CA).

Ahmad Doroudian — Executive Vice Chairman and Director

Dr. Doroudian was appointed as the President, Chief Executive Officer and director of Old Merus on March 15, 2010 and served as CEO through July 2012. Since May 2009, Dr. Doroudian has been the President, Chief Executive Officer and a director of Merus’ subsidiary, Merus Labs Inc. He is also a director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company that develops new uses for existing drugs, since April of 2007. He was the Chief Executive Officer of Neurokine Pharmaceuticals Inc. from May 2009 to September 2011. He was the President of Rayan Pharma Inc., an exporter of pharmaceuticals to Eastern Europe, from March 2003 to April 2007. From November 2003 to March 2004, Dr. Doroudian was the Vice Chairman of the board of PanGeo Pharma Inc., a TSX listed company (now PendoPharm, a division of Pharmascience Inc.) and he served as Chief Executive Officer, Chairman and Director of PanGeo from April 1996 to November 2003. Dr. Doroudian has been involved with early stage financing and management of private and publicly listed companies since 1996. Dr. Doroudian holds a Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia. Dr. Doroudian is 49 years old and is a Canadian citizen resident in Vancouver, British Columbia.

Andrew Patient — Chief Financial Officer

Mr. Patient began serving as Envoy’s Chief Financial Officer in 2008. Mr. Patient joined Envoy in 2001, initially serving as controller at its former wholly-owned subsidiary, Watt International Inc. In February 2006, Mr. Patient moved to the corporate head office in the role of Director of Finance, responsible for all aspects of Envoy’s financial reporting. Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles at early stage technology companies in San Diego, California. Mr. Patient was appointed President and Chief Executive Officer of Envoy on December 22, 2009. Mr. Patient ceased to serve as President and Chief Executive Officer of Envoy on February 10, 2011 and was reappointed as Envoy’s Chief Financial Officer. Mr. Patient holds a Bachelor of Accounting degree from Brock University and obtained his CA designation in 1995.

Dr. Ulrich Schoeberl — Managing Director, European Operations

Since 1997, Dr. Schoeberl has worked for Boehringer Ingelheim, a multinational European based pharmaceutical company, in various management and corporate development positions both in Europe and in North America. His most recent position was that of Managing Director of Boehringer Ingelheim Switzerland and he previously headed Strategic Planning and M&A at the world headquarters of Boehringer Ingelheim in Germany. Prior to joining Boehringer Ingelheim, he was a management consultant at McKinsey & Co. within their health care practice. Dr. Schoeberl obtained his Ph.D. in Chemistry at the University of Regensburg and worked as a post-doctoral fellow at the University of Colorado in Boulder.

Moira Ong — Vice President Finance and Secretary

Ms. Ong was appointed as Old Merus’ Chief Financial Officer on March 30, 2010 and has served as VP Finance since Old Merus and Envoy’s amalgamation. Ms. Ong has more than 10 years’ experience in public accounting and audit reporting. From 2005 until 2010, Ms. Ong was the senior manager at Grant Thornton LLP in charge of completion of financial statements for Canadian publicly listed companies in addition to serving as financial consultant for Strategic Income Security Services from 2003 to 2005. Ms. Ong was an audit manager in the Banking and Securities group at Deloitte & Touche LLP in New York from 2000 to 2003 and served as the senior accountant for Grant Thornton LLP from 1996 to 2000. Ms. Ong obtained her CA designation in 1999 and her CFA designation in 2003.

Ali Moghaddam — Vice President Business Development & Commercial Operations

Mr. Moghaddam was appointed as Vice President of Old Merus on March 1, 2011, he was appointed as a director of Old Merus on March 15, 2010. Since May 21 2009 he has been a director of Merus Labs. Mr. Moghaddam was a general manager of Corporation Bioheel Inc. (Canada)/Nuvovie Inc. (U.S.A.), a North American specialty healthcare company focused on health and nutrition, which he joined in 2008. He was the President, Chief Executive Officer and founder of Arura Pharma Inc., an integrated specialty healthcare company from 2005 to January 2008. Mr. Moghaddam acted as the President and Chief Executive Officer of Chaichem Pharmaceutical Inc., focusing on commercialization of the company’s products in the area of Oncology API, from 2002 to 2004. Before being appointed to these positions, he acted as a senior director of corporate business development of E-Z-EM Inc., a major manufacturer of contrast agents for gastrointestinal radiology, subsequently acquired by Bracco Diagnostics, Inc. Mr. Moghaddam holds a Bachelor of Commerce with Major in Finance & Marketing from Concordia University. He also has a CMA designation of McGill University.

Robert S. Pollock — Director

Mr. Pollock is Director, President of Primary Corp. (TSX: PYC), a natural resources lending company, and Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: from February 10, 2011 to January 12, 2012, he was the Chief Executive Officer and a Director of Envoy and our company. Since August 2008, he has been the Director and Chief Executive Officer of Primary Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

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

Joseph Rus — Director

Mr. Joseph Rus was appointed Director of Old Merus on October 31, 2011. Prior to his appointment, Mr. Rus joined Shire Pharmaceuticals in 1999, following 25 years of experience with two major Pharmaceutical Companies (Warner Lambert & Hoffmann-la Roche) in both Canadian and Global assignments. In 2002, Mr. Rus returned to the U.K. as head of Shire’s International Operations (all countries except the USA). Since that time Mr. Rus also served on Shire’s Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan. Mr. Rus is a Canadian citizen who received his education in Romania and is a graduate of the Executive Marketing Program at the University of Western Ontario in London, Ontario, as well as the International Program at the Institute of Management and Development of the University of Lausanne in Switzerland.

Selection of Directors and Officers
There are no arrangements or understandings between any director or executive officer of our company with major shareholders, customers or others, pursuant to which he or she was selected as such.

Family Relationship

There are no family relationships between any of the persons named above.

B.           Compensation

The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2012 paid to the principal executive officer of Merus, the principal financial officer of our company and the three other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

				Long-Term Compensation
	Annual Compensation			Awards	Payouts
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Elie Farah, President and Chief Executive Officer	$187,977	---	---	400,000	---	---	---
Andrew Patient, Chief Financial Officer	$217,248	---	---	200,000	---	---	---
Ahmad Doroudian, Executive Vice Chairman	$191,864	---	---	640,000	---	---	---
Ali Moghaddam Vice President Business Development	$123,600	---	$5,400(1)	200,000	---	---	---
Moira Ong Vice President Finance	$53,250	---	---	---	---	---	---

1.	Amounts received in respect of car allowance.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Option Awards During 2012 Fiscal Year

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of options at FY-End Vested/Unvested (#)
Elie Farah	400,000	2.05	January 5, 2017	100,000/300,000
Ahmad Doroudian	640,000	2.02	January 18, 2017	640,000/nil
Andrew Patient	200,000	2.02	January 18, 2017	50,000/150,000
Ali Moghaddam	200,000	2.05	January 5, 2017	50,000/150,000
Moira Ong	nil	n/a	nil/nil	5,000/nil

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2012 Fiscal Year

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised In the Money Options at FY-End Exercisable/Unexercisable ($)
Elie Farah	Nil	Nil	nil/nil	nil/nil
Andrew Patient	Nil	Nil	nil/nil	nil/nil
Ahmad Doroudian	50,000	$76,000	640,000/nil	nil/nil
Ali Moghaddam	50,000	$63,000	50,000/150,000	nil/nil
Moira Ong	12,500	$19,000	5,000/nil	nil/nil

The Company does not provide any pension, retirement plan or other remuneration to its directors or officers that constitutes an expense to the Company.

Compensation of Directors

All directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of monthly fees and share-based awards. In addition, Directors are entitled to participate in the Company’s Stock Option Plan.

Directors Compensation During 2012 Fiscal Year

Name	Fees earned ($)	Share- based awards ($)	Option- based awards (#)	Option exercise price ($)	Option expiration Date	All other compensation ($)
Robert Pollock	$29,250	$nil	nil	n/a	n/a	$nil
Tim Sorensen	$31,750	$nil	nil	n/a	n/a	$nil
David Guebert	$31,750	$nil	nil	n/a	n/a	$nil
Joseph Rus	$33,750	$nil	150,000(1)	$2.00	October 31, 2016	$nil
John Campbell	$3,000	$nil	nil	n/a	n/a	$nil

Notes:

1. Options vest one-third immediately, one-third on October 31, 2012 and one-third on October 31, 2014.

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

C.           Board Practices

Our directors are re-elected and our officers are re-appointed at the annual general meeting of our shareholders. Each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the British Columbia Business Corporations Act.

All of our directors, except Mr. Farah, became directors of our company on December 19, 2011 in connection with the amalgamation of Old Merus and Envoy. Mr. Farah became a director on January 12, 2012.

There are no directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

The members of the Company’s Audit Committee are:

Member	Independent(1)	Financially Literate(2)
David Guebert(3)	Yes	Yes
Timothy Sorensen	Yes	Yes
Joseph Rus	Yes	Yes

1.

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

2.

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.	Mr. Guebert is the chair of the Audit Committee.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits. The audit committee also recommends the selection of independent auditors.

Board Committees

The directors have established the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee to focus resources and expertise in certain areas of the Board’s mandate.

(a) Audit Committee

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Joseph Rus. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004 (amended on December 4, 2009), the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 – Audit Committees. A copy of the Audit Committee Charter is incorporated by reference herein as Exhibit 15.1 to this Form 20-F.

(b) Compensation Committee

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option/Stock Appreciation Right Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, Tim Sorensen (Chair), Rob Pollock and David Guebert, all of whom are independent directors. A copy of the Compensation Committee Charter is incorporated by reference herein as Exhibit 15.2 to this Form 20-F.

(c) Nominating and Corporate Governance Committee

The Board has delegated to the Nominating and Corporate Governance Committee of the Board responsibility for co-coordinating and managing the process of recruiting, interviewing and recommending candidates to the Board; developing and recommending standards of performance of the Board as a whole, its committees and individual directors; assessing the effectiveness of the Board as a whole and its committees and the contribution of individual directors; making recommendations to the Board regarding the composition of committees of the Board; providing new directors with an orientation program through a review of past Board materials and other public and private documents concerning the Company; reviewing and making recommendations to the Board with respect to developments in the area of corporate governance and the structure and practices of the Board; and reviewing and assessing compliance by the Company with applicable corporate governance rules and guidelines established by securities regulators and stock exchanges. The Nominating and Corporate Governance Committee is comprised of three independent directors, Tim Sorensen (Chair), David Guebert and Robert Pollock. A copy of the Nominating and Corporate Governance Committee Charter is incorporated by reference herein as Exhibit 15.3 to this Form 20-F.

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

Each year, the Nominating and Corporate Governance Committee reviews how directors are compensated for serving on the Board and its committees. It compares their compensation to that of similar companies and recommends any changes to the Board. In 2012, the Board adopted a new compensation structure to better align the goals of the Company and its senior management. Directors are paid an annual fee of $20,000, an additional $5,000 for serving on a sub-committee and meeting fees of $1,000 or $750. Directors may also participate in the Company’s Stock Option Plan.

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

D.           Employees

As at November 30, 2012, Merus had 3 employees based in Toronto, Canada, 3 employees in Vancouver, Canada, 1 employee in Montreal, Canada and 1 employee in Luxembourg.

E.           Share Ownership

Options

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

  the Board or Compensation Committee is entitled to extend the time during which a participant may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust; and

The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 3,070,847 common shares. As at September 30, 2012 there were 2,320,000 outstanding options to purchase common shares under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.

The following table sets forth shares owned by the Named Executive Officers and Directors as of September 30, 2012:

		Percent of
	Number of Common Shares	Outstanding
Identity of Person	Owned	Class
Elie Farah	863,535	2.8%
Ahmad Doroudian	1,675,000	5.5%
Andrew Patient	50,000	0.2%
Ulrich Schoeberl	nil	nil
Moira Ong	nil	nil
Ali Moghaddam	150,000	0.5%
Robert Pollock	2,426,923	7.9%
Timothy Sorensen	636,500	2.1%
David Guebert	40,000	0.5%
Joseph Rus	nil	nil

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

Item 7: Major Shareholders And Related Party Transactions

A.           Major Shareholders

Ownership of Merus’ securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients and in general Merus does not have knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of Merus. Merus is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government.

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our shares issued and outstanding as of December 19, 2012:

Name	Number of Common Shares(1)	Percentage of Common Shares(2)
CIBC Global Asset Management Inc.	3,506,500	11.4%
Robert Pollock	2,426,923	7.9%
Pasquale DiCapo	2,211,875	7.2%
Ahmad Doroudian	1,675,000	5.5%

(1)	Does not include options to acquire common shares of our company held by the persons set forth in the table.
(2)

Based on 30,708,478 common shares issued and outstanding as of December 19, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

On February 10, 2011, Mr. Geoffrey B. Genovese, the Company’s former director and officer, sold 1,540,606 shares, representing approximately 19.12% of the outstanding shares in a private transaction, the majority of which, 1,200,000 shares, were purchased by Robert Pollock.

On December 29, 2011, Mr. Pollock announced that, on December 19, 2011, he acquired ownership of 2,187,500 common shares of Merus and 606,250 common share purchase warrants of Merus (the “Warrants”) (each Warrant entitling the holder thereof to acquire one common share of Merus) which securities were acquired by Pollock directly or over which he has direction and control. In addition, Pollock is the holder of 150,000 stock options (the “Options”) (each Option entitling the holder thereof to acquire one common share of Merus). These securities represented approximately 9.0% of the current issued and outstanding common shares of Merus (the “Common Shares”) (or approximately 11.8% on a partially diluted basis, assuming exercise of the Warrants and Options only). In addition, on December 19, 2011, a joint actor of Pollock acquired ownership and control of 39,540 broker warrants of Merus (the “Broker Warrants”) (each Broker Warrant entitling the holder thereof to acquire one Common Share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder thereof to acquire an additional Common Share), which (i) represented approximately 0.2% of the current issued and outstanding Common Shares on a partially diluted basis, assuming exercise of the Broker Warrants only; and (ii) when taken together with the securities acquired by Pollock, represented approximately 12.0% of the current issued and outstanding Common Shares on a partially diluted basis, assuming exercise of the Warrants, Options and Broker Warrants only.

On December 28, 2011, Mr. Pasquale DiCapo (“DiCapo”), announced that, on December 21, 2011, he acquired ownership of 1,900,000 common shares of Merus Labs International Inc. (“Merus”) and 406,250 common share purchase warrants of Merus (the “Warrants”) (each Warrant entitling the holder thereof to acquire one common share of Merus) which securities were acquired by DiCapo directly. These securities represented approximately 7.85% of the current issued and outstanding common shares of Merus (the “Common Shares”) (or approximately 9.37% on a partially diluted basis, assuming exercise of the Warrants only). In addition, on December 21, 2011, a joint actor of DiCapo acquired ownership and control of 523,750 Common Shares, 130,937 common share purchase warrants of Merus (the “Joint Actor Warrants”) (each Joint Actor Warrant entitling the holder thereof to acquire one Common Share) and 58,160 broker warrants of Merus (the “Broker Warrants”) (each Broker Warrant entitling the holder thereof to acquire one Common Share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder thereof to acquire an additional Common Shares), which (i) represented approximately 2.16% of the then issued and outstanding Common Shares (or approximately 3.04% on a partially diluted basis, assuming exercise of the Joint Actor Warrants and Broker Warrants only); and (ii) when taken together with the securities acquired by DiCapo, represented approximately 10.01% of the current issued and outstanding Common Shares (or approximately 12.28% on a partially diluted basis, assuming exercise of the Warrants, Joint Actor Warrants and Broker Warrants only).

On June 29, 2012, CIBC Global Asset Management Inc. filed an Alternative Monthly Report announcing that as a result of transactions in the market in the ordinary course of business by one or more of its mutual fund, pension fund or other client accounts during the month of June 2012 and/or as a result of reorganization of capital structure of shares of Merus Labs International Inc. (the "Issuer"), the aggregate number of shares of the Issuer held by all of its client accounts as at June 29, 2012 was 3,506,500, representing, based on CIBC Global Asset Management Inc.'s understanding, approximately 11.68%, of all outstanding shares of that class. CIBC Global Asset Management Inc. specifically disclaimed any beneficial ownership of the reported securities but, as investment manager, it maintains exclusive power to exercise investment control or direction over 3,506,500 shares representing 11.68% of the outstanding shares for its client accounts as the beneficial owners.

As of December 19, 2012, Olympia Trust Company, our registrar and transfer agent, reported that the Common Shares are held as follows:

			Number of Registered
Location	Number of Shares	Percentage of Shares	Shareholders of Record
Canada	25,268,479	82.29%	152
United States	5,420,816	17.65%	136
Other	19,183	0.06%	9
Total	30,708,478	100%	297

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

As part of the amalgamation, the Company acquired an amount due to one of its officers of $2,000. The amount owing was unsecured, non-interest bearing, and due on demand. The amount was repaid in early 2012.

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

Except as disclosed above, no director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or is an executive officer or director of any parent or subsidiary of Merus has, or during the last fiscal year of Merus had, any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Merus.

There are no outstanding loans currently owed to Merus by any director or executive officer.

Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

The audited financial statements for the years ended September 30, 2012, and 2011 can be found under Item 17 “Financial Statements”.

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any director, officer or affiliate of our company or any associate of any such director, officer or affiliate of our company is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Significant Changes

None.

Item 9: The Offer and Listing

A.           Price History

Merus’ common shares are listed on the TSX under the symbol “MSL” and on NASDAQ under the symbol “MSLI”. Prior to December 19, 2011, Merus’ common shares were listed for trading on the TSX under the symbol “ECG” and on NASDAQ under the symbol “ECGI”. The common shares began trading on NASDAQ on June 6, 2000 and on the TSX on September 3, 1997. From March 1984 until September 2, 1997 Merus’ shares traded on the Vancouver Stock Exchange. Information prior to December 19, 2011 is for the common shares of Envoy.

The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2008	$ 3.24	$ 2.00
Fiscal 2009	2.34	1.10
Fiscal 2010	1.55	0.88
Fiscal 2011	2.10	0.76
Fiscal 2012	2.49	1.36

	High	Low
Quarterly 2012
First Quarter	2.38	1.57
Second Quarter	2.49	1.48
Third Quarter	2.35	1.51
Fourth Quarter	1.90	1.36

Quarterly 2011
First Quarter	1.05	0.76
Second Quarter	1.89	0.86
Third Quarter	2.05	1.46
Fourth Quarter	2.10	1.54

For the month ended
November 30, 2012	1.55	1.26
October 31, 2012	1.49	0.85
September 30, 2012	1.60	1.36
August 31, 2012	1.74	1.46
July 31, 2012	1.90	1.60
June 30, 2012	1.83	1.64

The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on NASDAQ for the fiscal, quarterly and monthly periods indicated.

	High	Low
Fiscal 2008	US$ 3.39	US$ 1.90
Fiscal 2009	2.09	0.82
Fiscal 2010	1.50	0.75
Fiscal 2011	2.18	0.10
Fiscal 2012	2.41	1.26

	High	Low
Quarterly 2012
First Quarter	2.31	1.55
Second Quarter	2.41	1.41
Third Quarter	2.41	1.52
Fourth Quarter	1.98	1.26
Quarterly 2011
First Quarter	1.03	0.70
Second Quarter	1.89	0.86
Third Quarter	2.18	1.55
Fourth Quarter	2.15	0.10
For the month ended
November 30, 2012	1.52	1.23
October 31, 2012	1.67	0.90
September 30, 2012	1.57	1.26
August 31, 2012	1.73	1.46
July 31, 2012	1.98	1.58
June 30, 2012	1.78	1.56

On November 30, 2012 the closing price of the common shares as reported on the TSX was $1.26 and on NASDAQ was US$1.25.

B.           Plan of Distribution
Not applicable.

C.           Markets
Our common shares are exclusively traded on the TSX and NASDAQ markets.

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

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia or in our charter documents. The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made. Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the direct or indirect acquisition of control of an existing Canadian business by non-Canadians. Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, unless a specific exemption, as set out in the Investment Canada Act, applies. Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity. No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. In addition, the Investment Canada Act permits the Canadian government to review any investment where the responsible Minister has reasonable grounds to believe that an investment by a non-Canadian could be injurious to national security. No financial threshold applies to a national security review. The Minister may deny the investment, ask for undertakings, provide terms or conditions for the investment or, where the investment has already been made, require divestment. Review can occur before or after closing and may apply to corporate re-organizations where there is no change in ultimate control.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. The Minister is required to provide reasons for a decision that an investment is not of net benefit to Canada.

Certain transactions relating to our common shares will generally be exempt from the Investment Canada Act, subject to the Minister’s prerogative to conduct a national security review, including:

(a)	the acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common shares, remains unchanged.

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

A U.S. Holder will not be subject to tax under the ITA in respect of any disposition of common shares (other than a disposition to Merus) unless at the time of such disposition such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a designated stock exchange for the purposes of the ITA, such as the TSX, at the time they are disposed of, they will generally not constitute “taxable Canadian property” of the U.S. Holder at the time of disposition of such shares unless at any time during the 60-month period immediately preceding the disposition of the common shares, 25% or more of the issued shares of any class or series of Merus was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length. The common shares may also be taxable Canadian property in certain other circumstances. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. If the common shares are listed on a recognized stock exchange for the purposes of the ITA at the time they are disposed of by a U.S. Holder, the U.S. Holder will generally not be required to comply with the provisions of section 116 of the ITA, which requires notification to be given to the Canada Revenue Agency when certain property is disposed of.

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material anticipated United States federal income tax considerations relevant to U.S. Holders, defined below, of Merus’ common shares who hold such shares as capital assets (as defined in Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”)). This discussion is based on the Code, U.S. Treasury regulations thereunder (the “Treasury Regulations”), administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and may change at any time (possibly with retroactive effect). This discussion is intended to be a general description of the United States federal income tax considerations material to a purchase, ownership and a disposition of common shares. Readers are cautioned that this discussion does not address all relevant tax consequences relating to an investment in the common shares, nor does it take into account tax consequences peculiar to persons subject to special provisions of United States federal income tax law, such as financial institutions, tax-deferred accounts, tax-exempt organizations, qualified retirements plans, real estate investment trusts, regulated investment companies or brokers, dealers or traders in securities, persons actually or constructively owning 10% or more of the voting power of Merus’ stock, persons that hold common shares through a partnership or other pass through entity, or persons that hold common shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Therefore, investors should consult a tax advisor regarding the particular consequences of purchasing common shares.

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

Passive Foreign Investment Company Rules

Special United States federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). A non-United States corporation generally will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” (the “income test”), or on average at least 50% of the gross value of its assets, as determined on a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, and gains from the disposition of passive assets. Merus believes that it was a PFIC for the taxable year ended September 30, 2011, and has been a PFIC in prior tax years. Depending on its income, assets and activities, Merus believes that it may be a PFIC in the current taxable year and in subsequent taxable years.

If Merus is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, Merus will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years, regardless of whether Merus continues to meet the income test or asset test described above in such succeeding years. However, under the Treasury Regulations, such U.S. Holder will not be treated as holding stock in a PFIC, if in a subsequent taxable year in which Merus is not a PFIC, such holder elects to recognize any unrealized gain in such common shares as of the last day of the last taxable year during which Merus qualified as a PFIC (a “deemed sale” election). Any gain so recognized will be subject to the adverse ordinary income and any special interest charge consequences described below. Any loss realized on the deemed sale is not recognized.

If a U.S. Holder holds common shares of Merus in any year in which it is classified as a PFIC, unless a U.S. Holder has a valid “qualified electing fund” (“QEF”) election or a mark-to-market election, described below, in effect with respect to the common shares, the following income tax consequences will result to the U.S. Holder:

1. Distributions with respect to Merus’ common shares made by Merus during the taxable year to a U.S. Holder that are “excess distributions” (generally distributions that exceed 125% of the average amount of distributions in respect of such common shares received during the preceding three years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) must be allocated ratably to each day of the U.S. Holder’s holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Merus was classified as a PFIC are included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the “special interest charge”), and

2. The entire amount of any gain realized upon the sale or other disposition of Merus’ common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above. No portion of any excess distribution will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”

QEF Election

A U.S. Holder that owns common shares may elect to have Merus treated as a QEF, provided that Merus provides such person with certain information. A QEF election must be made by a U.S. Holder before the due date (with regard to extensions) for such person’s U.S. federal income tax return for the taxable year for which the election is made and once made, is effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the IRS. A U.S. Holder that has a QEF election in effect with respect to all years that such holder holds Merus’ stock and that Merus is a PFIC is referred to herein as an “Electing U.S. Holder.” Merus has made available to U.S. Holders, and expects to continue to make available to U.S. Holders, in accordance with applicable procedures, the annual information statement currently required by the IRS, which will include information as to the allocation of Merus’ ordinary earnings and net capital gain among the common shares and as to distributions on such common shares. Such statement may be used by Electing U.S. Holders for purposes of complying with the reporting requirements applicable to the QEF election.

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

A U.S. Holder holding common shares with respect to which a QEF election is not in effect for any taxable year in which Merus is a PFIC may avoid the adverse ordinary income and special interest charge consequences (described above) upon any subsequent disposition of such common shares if such person elects to recognize any unrealized gain in such common shares as of the first day in the first year that the QEF election applies to such common shares (a “deemed sale” election). Any gain so recognized, however, will be subject to the adverse ordinary income and special interest charge consequences described above.

In any year that Merus is treated as a PFIC, an Electing U.S. Holder will be required to include currently in gross income such U.S. Holder’s pro rata share of Merus’ annual ordinary earnings and annual net capital gains. Such inclusion will be required whether or not such U.S. Holder owns common shares for an entire year or at the end of Merus’ taxable year. The amount so includable will be determined without regard to the amount of cash distributions, if any, received from Merus. Electing U.S. Holders will be required to pay United States federal income tax currently on such imputed income, unless, as described below, an election is made to defer such payment. The amount currently included in income will be treated as ordinary income to the extent of the Electing U.S. Holder’s allocable share of Merus’ ordinary earnings and generally will be treated as long-term capital gain to the extent of such U.S. Holder’s allocable share of Merus’ net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate for taxable years beginning on or before December 31, 2010 (and, possibly, a higher rate thereafter) in the case of non-corporate U.S. Holders, unless Merus elects to treat the entire amount of its net capital gain as ordinary income. No portion of such ordinary earnings will be eligible for the favorable 15% United States federal income tax rate applicable to so-called “qualified dividend income.”

If an Electing U.S. Holder demonstrates to the satisfaction of the IRS that amounts actually distributed to him have been previously included in income as described above by such U.S. Holder or a previous U.S. Holder, such distributions generally will not be taxable. An Electing U.S. Holder’s adjusted tax basis in his common shares will be increased by any amounts currently included in income under the QEF rules and will be decreased by any subsequent distributions from Merus that are treated as non-taxable distributions of previously-included income (as described in the preceding sentence). For purposes of determining the amounts includable in income by Electing U.S. Holders, the tax bases of Merus’ assets, and Merus’ ordinary earnings and net capital gains, will be computed on the basis of United States federal income tax principles. Accordingly, it is anticipated that such tax bases and such ordinary earnings and net capital gains may differ from the figures set forth in Merus’ financial statements.

An Electing U.S. Holder who sells his common shares prior to the end of Merus’ taxable year will be required to include in income, as of the last day of Merus’ taxable year, a portion of Merus’ ordinary earnings and net capital gains attributable on a pro rata basis to the period during which such common shares were held during such taxable year. However, the amount of such U.S. Holder’s taxable gain on the sale should be reduced, or the amount of his taxable loss increased, by the amount of such income inclusion. If an Electing U.S. Holder sells his common shares in a taxable year of such U.S. Holder ending during Merus’ then current taxable year, such U.S. Holder may nevertheless have to include his proportionate share of Merus’ ordinary earnings and net capital gains in gross income for his taxable year which includes the last day of Merus’ above referred taxable year. While the matter is unclear, such U.S. Holder should be able to claim a loss in his subsequent taxable year equal to the amount by which such holder’s adjusted tax basis in the common shares would have increased to reflect the imputed income under the QEF rules.

An Electing U.S. Holder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax attributable to amounts includable in income for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

Under temporary Treasury Regulations, an individual is required to include in income a proportionate share of the investment expenses of certain “pass-through” entities. It is not clear under such Treasury Regulations whether a PFIC for which a QEF election is in effect may be treated as a “pass-through” entity. If these provisions were to apply to Merus, each individual Electing U.S. Holder would be required to include in income an amount equal to a portion of Merus’ investment expenses and would be permitted an offsetting deduction (if otherwise allowable under the Code) to the extent that the amount of such expenses included in income, plus certain other miscellaneous itemized deductions of such U.S. Holder, exceed 2% of such U.S. Holder’s adjusted gross income.

Generally, a QEF election that is made with respect to Merus will remain in effect throughout an Electing U.S. Holder’s holding period for Merus’ shares, even if Merus does not qualify as a PFIC in every taxable year following the taxable year in which the election is made. In any year in which Merus is not treated as a PFIC, an Electing U.S. Holder will have the tax consequences described below, under the heading, “Ownership and Disposition of Common Shares if Merus is Not a PFIC.”

Mark-to-Market Election

A U.S. Holder generally may make a mark-to-market election with respect to shares of “marketable stock” of a PFIC. Under the Code and the Treasury Regulations, the term “marketable stock” includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Because Merus’ common shares are traded on a qualified exchange or other market, a market-to-market election will be available with respect to the common shares.

As a result of a mark-to-market election, a U.S. Holder will generally be required to report gain annually in an amount equal to the excess of the fair market value of such common shares at the end of the taxable year over the adjusted tax basis of such common shares at that time and will generally be required to report loss annually in an amount equal to the excess of the adjusted tax basis of such common shares at the end of the taxable year over the fair market value of the common shares at that time, but only to the extent of any net market-to market gains for prior years. Any gain under this computation and any gain on an actual sale or other disposition of the common shares will be treated as ordinary income. Any loss under this computation will be treated as ordinary loss. Any loss on an actual sale or other disposition will be treated as an ordinary loss to the extent of the prior net mark-to-market gain and thereafter will be considered capital loss. Thus, a U.S. Holder that makes a mark-to-market election will be taxed on appreciation with respect to the U.S. Holder’s common shares even though such U.S. Holder has no corresponding receipt of cash. In addition, unlike the case of a QEF election, a U.S. Holder that has made a mark-to-market election generally cannot obtain any favorably-taxed long-term capital gains with respect to the common shares. The U.S. Holder’s adjusted tax basis in the common shares is adjusted for any gain or loss taken into account under the mark-to-market election. Under the Treasury Regulations, if a U.S. Holder has made a QEF election and subsequently makes a mark-to-market election with respect to the same stock, the mark-to-market election will automatically terminate the QEF election, and such U.S. Holder may not make another QEF election with respect to the stock before the sixth taxable year thereafter. Unless either (i) the mark-to-market election is made as of the first taxable year in which Merus is a PFIC during the U.S. Holder’s holding period for the common shares, or (ii) a QEF election has been in effect with respect to such U.S. holder’s common stock for all years in which Merus was a PFIC during such U.S. holder’s holding period, any mark-to-market gain for the election year generally will be subject to the excess distribution rules applicable to dispositions described above.

U.S. Holders are urged to consult their tax advisors concerning the United States federal income tax consequences of holding and disposing of stock of a PFIC.

Ownership and Disposition of Common Shares if Merus is Not a PFIC

U.S. Holders who do not hold common shares during any taxable year in which Merus is classified as a PFIC will not be subject to the rules described above, under the heading “Passive Foreign Investment Company Rules.” Instead, such U.S. Holders will be required to include the gross amount of any distribution on common shares (without reduction for Canadian tax withheld) in their gross income as a taxable dividend, to the extent such distribution is paid out of Merus’ current or accumulated earnings and profits as determined under United States federal income tax principles. U.S. Holders must include in income an amount equal to the United States dollar value of such dividends on the date of receipt, based on the exchange rate on such date. Provided that Merus is not treated as a PFIC, described above, during any year in which a U.S. Holder holds Merus’ common shares in the case of a non-corporate U.S. Holder, including individuals, such dividends generally will be eligible for a maximum rate of tax of 15% under current law for dividends received in a taxable year beginning before January 1, 2011, provided certain conditions are satisfied. To the extent that distributions paid by Merus exceed Merus’ current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the shares, and then as a gain from the sale or exchange of the shares.

U.S. Holders will generally be entitled to a foreign tax credit, or deduction, for United States federal income tax purposes, in an amount equal to the Canadian tax withheld from a distribution on common shares. For taxable years beginning on or before December 31, 2006, dividends paid by Merus generally will constitute foreign source “passive income” or “financial services income” for foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or “general category income”, for United States foreign tax credit purposes. The Code applies various limitations on the amount of foreign tax credit that may be claimed by a United States taxpayer. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes they may claim as a credit. Dividends paid by Merus on the common shares will not generally be eligible for the “dividends received” deductions.

A U.S. Holder that sells common shares will generally recognize a gain or loss in an amount equal to the difference, if any, between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the shares. Unless Merus is treated as a PFIC during any year in which the U.S. Holder holds Merus’ common shares (described above), any gain or loss recognized upon the sale of shares held as capital assets will be a long-term or short-term capital gain or loss, depending on whether the common shares have been held for more than one year. Such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

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

We are subject to the informational reporting requirement of the Exchange Act and files reports and other information with the SEC. You may examine all reports and other information filed by Merus with the SEC, including the documents that are exhibits to this Annual Report, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. For more information on the public reference rooms, call the SEC at l.800.SEC.0330. our reports and other information filed with the SEC are also available to the public from commercial document retrieval services and the website maintained by the SEC at http://www.sec.gov.

I.           Subsidiary Information

We have the following wholly owned subsidiaries: Merus Labs Inc., governed by the laws of British Columbia, Canada; ECG Holdings Inc., governed by the laws of Delaware, US; Merus Labs Luxco S.a.r.L., governed by the laws of Luxembourg; Merus Labs Netherlands B.V., governed by the laws of Netherlands; and Orbis Pharma Inc., governed by the laws of Ontario.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

Except as described below, the Company does not have a material position or exposure with respect to any market risk sensitive instruments (as defined in Item 11 in Form 20-F).

Until December 19, 2011, a major component of the Company’s strategy revolved around investment operations. The Company’s business involved the purchase and sale of securities and, accordingly, the majority of the Company’s assets were comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i) Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

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

(iii) Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars, product acquisitions denominated in foreign currencies, and foreign source debt. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk.

(iv) Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v) Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At September 30, 2012, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore variable interest rates, which for example, fluctuated with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

Item 12: Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13: Defaults, Dividends Arrearages and Delinquencies

Not applicable

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

D.        Not applicable.

E.        Not applicable.

Item 15: Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules l3a - 15(e) and 15d- 15(e)) as of September 30, 2012, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.

There were no changes in our internal controls or in other factors that could significantly affect these disclosure controls and procedures during the 2012 fiscal year, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as applicable.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of September 30, 2012.

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

Changes In Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

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

Item 16B: Code of Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour. A copy of the Code is incorporated by reference herein as Exhibit 11.1 to this Form 20-F.

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

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The complete Complaint Procedures for Accounting and Auditing Matters is incorporated by reference herein as Exhibit 11.2 to this Form 20-F.

Directors and officers of the Company are required under the British Columbia Business Corporations Act to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Item 16C: Principal Accountant Fees and Services

(a)	AUDIT FEES were $158,500 in 2012 and $95,000 in 2011. These fees include year end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT-RELATED FEES were $15,000 in 2012 and $nil in 2011. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $48,550 in 2012 and $42,500 in 2011. These fees include tax compliance services and tax advice.

(d)	ALL OTHER FEES were $75,000 in 2012, and $60,000 in 2011.

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

The Company has also elected to follow Canadian rules regarding shareholder approval for a private placement.

Item 16H. Mine Safety Disclosure.

None.

PART III

Item 17: Financial Statements

(a) Merus Labs International Inc.

(i)	Auditors’ Report on the financial statements for the year ended September 30, 2012 and 2011	F-1

(ii)	Consolidated Balance Sheets as at September 30, 2012 and 2011	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2012 and 2011	F-3

(iv)	Consolidated Statements of Cash Flows for the years ended September 30, 2012 and 2011	F-5

(v)	Notes to Consolidated Financial Statements	F-8

Merus Labs International Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30	September 30	October 1
		2012	2011	2010
			(Note 25)	(Note 25)
Assets
Current assets
Cash and cash equivalents		$3,462,919	$5,059,650	$8,710,990
Short-term investments	note 4	1,273,936	3,134,137	6,721,128
Trade and other receivables	note 5	4,917,455	78,978	2,156,289
Inventories	note 6	2,179,612	-	-
Loans receivable	note 7	737,400	1,598,260	-
Prepaid expenses		488,266	19,676	331,037
		13,059,588	9,890,701	17,919,444
Non-current assets
Investments	note 4	-	-	141,006
Real estate held for sale	note 8	-	1,116,000	1,116,000
Property and equipment		11,069	12,150	463,918
Intangible assets	notes 3, 9	79,307,879	-	-
Total assets		$92,378,536	$11,018,851	$19,640,368
Liabilities and Equity
Current liabilities
Bank indebtedness	note 10	$-	$-	$780,000
Accounts payables and accrued liabilities		1,960,227	686,339	955,149
Derivative liabilities	note 11	336,700	-	775,318
Provisions	note 12	550,161	-	-
Deferred revenue		-	-	76,883
Long term debt due within one year	note 13	31,926,688	-	27,326
		34,773,776	686,339	2,614,676
Non-current liabilities
Provisions	note 12	180,836	-	-
Long term debt	note 13	22,160,142	-	70,178
Total liabilities		57,114,754	686,339	2,684,854

Equity
Share capital	note 14	51,639,478	8,762,524	8,762,524
Equity reserves	note 15	31,468,434	30,719,348	29,781,172
Warrants reserve	note 15	1,427,175	-	-
Accumulated deficit		(49,869,908)	(29,149,360)	(21,595,424)
Accumulated other comprehensive income	note 16	598,603	-	-
Equity attributable to Shareholders of the Company		35,263,782	10,332,512	16,948,272

Non-controlling interest		-	-	7,242
Total equity		35,263,782	10,332,512	16,955,514
Total liabilities and equity		$92,378,536	$11,018,851	$19,640,368

Approved on behalf of the Board:
(signed)	(signed)
Robert Pollock,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)
		Years ended September 30
		2012	2011
			(Note 25)
Revenues	note 2	$10,421,034	$-
Cost of goods sold		1,189,253	-
Gross margin		9,231,781	-
Operating expenses:
Sales and marketing		281,272	-
General and administrative		5,048,471	2,587,633
Acquisition costs	note 3	518,819	-
		5,848,562	2,587,633
Earnings (loss) before depreciation, amortization, interest expense, investment income and taxes		3,383,219	(2,587,633)

Amortization of intangible assets	note 9	4,324,845	-
Depreciation		5,015	17,062
Interest expense		1,466,151	10,865
Foreign exchange (gains) losses		(1,825,206)	-
Investment income	notes 4, 7	(467,001)	(1,882,347)
Intangible assets and goodwill impairment charge	note 9	22,208,721	-
Restructuring costs		-	6,061,413

Loss before income taxes and non-controlling interest		(22,329,306)	(6,794,626)
Income tax expense - current	note 19	-	-
- deferred	note 19	(1,608,758)	-
Loss from continuing operations		(20,720,548)	(6,794,626)
Loss from discontinued operations, net of income taxes	note 20	-	(766,328)
Net loss for the year		$(20,720,548)	$(7,560,954)
Attributable to:
Owners of the Company		$(20,720,548)	$(7,553,936)
Non-controlling interest		-	(7,018)
		$(20,720,548)	$(7,560,954)
Earnings (loss) per share	note 21
Basic		$(0.90)	$(0.94)
Diluted		$(0.90)	$(0.94)
Earnings (loss) per share - continuing operations
Basic		$(0.90)	$(0.85)
Diluted		$(0.90)	$(0.85)
Earnings (loss) per share - discontinued operations
Basic		$-	$(0.09)
Diluted		$-	$(0.09)

Weighted average number of common shares outstanding - basic		22,929,402	8,028,377
Weighted average number of common shares outstanding - diluted		22,929,402	8,028,377

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Years ended September 30
	2012	2011
		(Note 25)
Net loss for the year	$(20,720,548)	$(7,560,954)
Other comprehensive income (loss):
Currency translation differences	598,603	-
Other comprehensive income for the year	598,603	-
Total comprehensive loss	$(20,121,945)	$(7,560,954)

Attributable to:
Owners of the Company	$(20,121,945)	$(7,553,936)
Non-controlling interest	-	(7,018)
	$(20,121,945)	$(7,560,954)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2012	2011
Operating activities

Net loss for the year	$(20,720,548)	$(7,560,954)
Loss from discontinued operations	-	766,328
Items not involving cash:
Amortization of intangible assets	4,324,845	-
Depreciation	5,015	17,062
Gain on sale of real estate	(20,238)	-
Impairment of intangible assets and goodwill	22,208,721	-
Unrealized gains on foreign exchange	(2,206,967)	-
Fair value adjustment of loan receivable	-	517,352
Accrued interest and loan fees	42,082	(408,945)
Reversal of provisions	(387,425)	-
Deferred tax liability	(1,608,758)	-
Loss on disposal of property and equipment	-	32,486
Share-based compensation	2,214,421	938,176
Net change in non-cash working capital balances:
Trade and other receivables	(3,007,575)	(67,808)
Prepaid expenses	(466,717)	190,086
Inventories	(321,927)	-
Short-term investments	1,189,067	3,586,991
Accounts payable and accrued liabilities	724,075	250,532
Income taxes payable	(534,249)	-
Derivative liabilities	336,700	(775,318)
Net cash provided by (used in) operating activities	1,770,522	(2,514,012)
Financing activities
Repayment of operating line of credit	-	(780,000)
Non-controlling interest	-	(224)
Payment to Old Merus	(6,809,082)	-
Proceeds from debt issuance	55,713,186	-
Repayment of long-term debt	(4,088,861)	-
Private placement proceeds	7,945,633	-
Proceeds from prospectus offering	9,206,711	-
Proceeds from exercise of stock options	79,000	-
Proceeds from exercise of stock warrants	246,592	-
Net cash provided by (used in) financing activities	62,293,179	(780,224)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2012	2011
Investing activities:
Sale of investment	-	141,006
Acquisition of Factive	(3,969,644)	-
Acquisition of Enablex	(64,664,491)	-
Loan receivable advances	(737,400)	(2,200,000)
Loan receivable repayments	1,598,260	493,333
Purchase of property and equipment	(3,934)	-
Proceeds from sale of subsidiary, net	-	1,647,463
Proceeds from sale of real estate	1,136,238	-
Cash acquired in amalgamation	980,539	-
Net cash provided by (used in) investing activities	(65,660,432)	81,802
Net change in cash from continuing operations	(1,596,731)	(3,212,434)
Cash flows from discontinued operations
Net cash provided by (used in) operating activities	-	(438,906)
Net change in cash from discontinued operations	-	(438,906)

Net change in cash and cash equivalents	(1,596,731)	(3,651,340)

Cash and cash equivalents, beginning of year	5,059,650	8,710,990

Cash and cash equivalents, end of year	$3,462,919	$5,059,650
Supplemental cash flow information:
Interest paid	$1,424,069	$10,865
Income taxes paid	$534,249	$-

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statement of Changes in Equity
(Expressed in Canadian dollars)
					Accumulated
					other
					comprehensive		Non-
	Share	Equity	Warrants	Accumulated	income		controlling	Total
	capital	reserves	reserve	deficit	(AOCI)	Total	interest	equity
Balance, October 1, 2010	$8,762,524	$29,781,172	$-	$(21,595,424)	$-	$16,948,272	$7,242	$16,955,514
Share-based compensation (note 14)	-	938,176	-	-	-	938,176	-	938,176
Net loss and comprehensive loss for the year	-	-	-	(7,553,936)	-	(7,553,936)	(7,018)	(7,560,954)
Foreign currency revaluation	-	-	-	-	-	-	(224)	(224)
Balance, September 30, 2011	$8,762,524	$30,719,348	$-	$(29,149,360)	$-	$10,332,512	$-	$10,332,512
Share-based compensation (note 14)	-	2,214,421	-	-	-	2,214,421	-	2,214,421
Private placement (note 14)	7,945,633	-	-	-	-	7,945,633	-	7,945,633
Issuance of securities pursuant to amalgamation (notes 3, 14)	23,501,892	337,223	1,521,743	-	-	25,360,858	-	25,360,858
Issuance of shares pursuant to acquisition (note 14)	1,486,558	(1,486,558)	-	-	-	-	-	-
Exercise of stock options (note 14(g))	395,000	(316,000)	-	-	-	79,000	-	79,000
Exercise of warrants (note 15)	341,160	-	(94,568)	-	-	246,592	-	246,592
Prospectus offering (note 14)	9,206,711	-	-	-	-	9,206,711	-	9,206,711
Net loss for the year	-	-	-	(20,720,548)	-	(20,720,548)	-	(20,720,548)
Other comprehensive income (note 16)	-	-	-	-	598,603	598,603	-	598,603
Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$(49,869,908)	$598,603	$35,263,782	$-	$35,263,782

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc. (formerly Envoy Capital Group Inc.) and its subsidiaries (the “Company”), operated in Canada under the Business Corporations Act (Ontario) until December 19, 2011 and subsequently under the Business Corporations Act (British Columbia). The registered office of the Company is 30 St. Patrick Street, Suite 301, Toronto, Ontario M5T 3A3. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of legacy-branded prescription pharmaceutical products.

Basis of Preparation

These consolidated annual financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) for financial statements. The consolidated annual financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value. Furthermore, they have been prepared in accordance with IAS 1, Presentation of Financial Statements, and are covered by IFRS 1, First- time Adoption of IFRS. These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRS Interpretations Committee (“IFRIC”) interpretations issued and effective or issued and early adopted as at the time of preparing these statements. The policies set out below have been consistently applied to all the periods presented.

For all periods up to and including the year ended September 30, 2011 the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company has prepared consolidated financial statements which comply with IFRS applicable for periods beginning on October 1, 2011 as described in the accounting policies. In preparing these consolidated financial statements, the Company’s opening balance sheet was prepared as at October 1, 2010, the Company’s date of transition to IFRS. Note 25 explains the principal adjustments made by the Company in restating its Canadian GAAP consolidated balance sheet, statement of operations, and statement of comprehensive loss as at September 30, 2011 and for the year then ended.

Going Concern Assumption

During the year ended September 30, 2012, the Company realigned its business model from that of a merchant bank to a speciality pharmaceutical company. Further, the Company was active in building its product portfolio during the year and continues to do so. The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

For the fiscal year ended September 30, 2012, the Company had a net loss of $20,720,548, positive cash flow from operations of $1,770,522, and negative net current assets of $21,714,188. In addition, one of the Company's products faced the emergence of a generic competitor. These uncertainties cast substantial doubt upon the Company's ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon the Company obtaining additional financing and achieving profitable operations. To address its financing requirements, the Company has a debt facility in place to refinance up to US$20,000,000 of its current debt obligations (refer to note 13). The Company may seek additional financing through various debt and equity instruments for any incremental financing needs.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on December 31, 2012.

2.	Significant Accounting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions, and revenues and expenses are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

Subsidiaries of the Company as at September 30, 2012, September 30, 2011 and October 1, 2010 are as follows:

	September 30	September 30	October 1
	2012	2011	2010	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Merus Labs Inc.	100.0	-	-	British Columbia
Merus Labs Luxco S.a r.l.	100.0	-	-	Luxembourg
Merus Labs Netherlands BV	100.0	-	-	Netherlands
ECG Properties Inc.	100.0	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	100.0	Delaware
Orbis Pharma Inc.	100.0	-	-	Ontario
Envoy Capital Group Monaco S.A.M.	-	-	99.8	Monaco
Watt International Inc.	-	-	100.0	Ontario
Watt International (USA) Inc.	-	-	100.0	California
1632159 Ontario Ltd.	-	-	100.0	Ontario

On September 30, 2011, the Company sold its ownership in Watt International Inc. (“Watt”). The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of operations and statement of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate. Watt’s operations for fiscal 2011 have been presented as discontinued operations.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(b)	Accounting judgments, estimates, and uncertainties Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in note 3. In addition, judgement was exercised in determining that the product acquisitions of Factive and Enablex, as described in Note 3, were business combinations accounted for under the acquisition method of accounting. Management considered the guidance and definitions per IFRS 3 and industry practise based on comparable companies in making this determination. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in note 3. In addition, judgement was exercised in determining that the product acquisitions of Factive and Enablex, as described in Note 3, was a business combination accounted for under the acquisition method of accounting and an asset acquisition, respectively. Management considered the guidance and definitions per IFRS 3 and industry practice based on comparable companies in making this determination. These transactions have been recorded in the consolidated financial statements based on management's assessment of fair value for the acquired assets and liabilities.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities; and
•	the valuation of warrants and share-based compensation expense

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)      Allowance for doubtful accounts

The Company reviews its sales and accounts receivable aging and determines the balance for the allowance for doubtful accounts. The Company has minimal overdue accounts and has determined that no allowance for doubtful accounts is required as at September 30, 2012.

(ii)     Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has recorded a write-down of $21,000 relating to inventory that expires within one year from September 30, 2012. The Company has determined that there are adequate sales to support the carrying amount for all other inventory as at September 30, 2012. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(iii)    Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company's return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

(iv)     Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information. As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities. As at September 30, 2012, the purchase price allocations for acquisitions completed during fiscal 2012 are considered to be finalized.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(v)      Impairment of non-financial assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded.

Property and equipment and intangible assets are reviewed each reporting period for impairment when events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is determined with reference to fair value less costs to sell or value-in-use calculations. An impairment loss is measured as the difference between the asset's carrying amount and its recoverable amount. Where recoverable amount is determined to be less than the carrying amount, an impairment loss may arise.

(vi)     Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, based on estimates of fair value and expected market data of future cash inflows on products sales of acquired patents/product rights over the estimated period of benefit.

Depreciation on property, equipment, and intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 – 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 – 10 years
•	Product patents	Remaining economic life of patent

During the year ended September 30, 2012, the useful lives were considered reasonable.

(vii)    Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(viii)   Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation were applied to the equity transactions during the year.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the results of operations. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. HTM instruments, loans and receivables, and other financial liabilities are measured at amortized cost. Transaction costs for FVTPL financial instruments are expensed as incurred, whereas transaction costs for AFS, HTM, and other financial liability instruments are capitalized upon initial recognition of the instrument.

The Company has classified its financial instruments as follows:
Cash and cash equivalents	Loans and receivables
Publicly-traded investments	Fair value through profit or loss
Privately-held investments	Available-for-sale at cost
Trade and other receivables	Loans and receivables
Loans receivable	Loans and receivables
Bank indebtedness	Other financial liability
Accounts payable and accrued liabilities	Other financial liability
Derivative liabilities	Fair value through profit or loss
Long term debt	Other financial liability

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(ii) Privately-held investments:

Securities in privately-held companies are designated as AFS and are recorded at fair value upon acquisition. These securities are subsequently measured at their initial cost less impairment.

(iii) Other financial liabilities

Other financial liabilities (including debt and trade and other payables) are subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(d)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as one of the following:

	i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);

	ii)	Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

	iii)	Hedges of a net investment in a foreign operation (net investment hedge).

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of operations within foreign exchange (gains) losses.

The Company has not designated any of its derivatives as hedges as at September 30, 2012 and 2011.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(e)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $3,174,863, $5,059,650 and $8,710,990 at September 30, 2012, September 30, 2011 and October 1, 2010, respectively. Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $288,056, $nil and $nil at September 30, 2012, September 30, 2011 and October 1, 2010, respectively. Interest earned on cash and cash equivalents for the year-ended September 30, 2012 $21,977 (2011 - $nil).

(f)	Inventories

Inventories are comprised of raw materials and finished goods of pharmaceutical product and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing), and batch-specific regulatory testing. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

(g)	Trade and other receivables

Trade and other receivables are stated at their amortized cost and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(h)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful life of 2 to 10 years. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(i)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(j)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGUs to which goodwill has been allocated.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(k)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(l)	Income taxes

Provision for income taxes consists of current and deferred income tax expense. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end in the countries where the Company and its subsidiaries operate and generate taxable income, adjusted for amendments to tax payable with regards to previous years.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each balance sheet date.

Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(m)	Foreign currency translation

(i)      Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

(ii)     Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(iii)    Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of income.

(n)	Revenue recognition and estimated product returns

Revenue from product sales (excluding Enablex as described below), including shipments to distributors, is recognized when the product is delivered to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Enablex (note 3), the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or "Novartis") to facilitate the seamless and efficient transfer of the product to the Company. The agreement requires that Novartis continue to manufacture, distribute, and promote the product until the Company can obtain the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint. As a result, Novartis currently provides the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then bills Novartis for the net amount receivable. The Company relies on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on this current arrangement and the guidance per IAS 18 regarding agency relationships, for the period ended September 30, 2012 management recorded revenues relating to Enablex net of cost of goods and marketing and selling expenses in a single line, revenue, in the statements of operations. This presentation has no impact on net income/(loss). This accounting presentation will be reassessed in future periods as the Company takes over the day-to-day functions of operating this product.

The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(o)	Share-based compensation

From time to time, the Company grants options to directors, officers, employees and non- employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(p)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

(q)	Basic and diluted net earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted earnings per share is equal to the basic earnings per share if the effects of the outstanding options and warrants are anti-dilutive.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(s)	Future changes in accounting standards

During the year ended September 30, 2012 the following new or amended standards were issued effective for annual periods beginning on or after January 1, 2013 (October 1, 2013 for the Company).

•

IAS 1 Presentation of Financial Statements: Amendments to IAS 1 retain the option to present profit or loss and other comprehensive income either in one continuous statement or in two separate but consecutive statements. Items of other comprehensive income are required to be grouped into those that will and will not be subsequently reclassified to profit or loss. Tax on items of other comprehensive income is required to be allocated on the same basis. The measurement and recognition of items of profit or loss and other comprehensive income are not affected by the amendments.

•

IAS 12 Income Taxes: Amendments to IAS 12 provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

•

IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

•

IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

•	IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

•

IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

•

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

•

IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

•

IFRS 7 Financial Instruments: Disclosures: The IASB published new disclosures requirements jointly with the Financial Accounting Standards Board (“FASB”) that enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP.

•	IFRS 9 Financial Instruments. IFRS 9 will replace IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets and financial liabilities.

•	IAS 32 Financial Instruments: Presentation: The IASB published amendments to IAS 32 to clarify the application of the offsetting requirements.

The Company is currently evaluating the impact that these standards will have on its financial statements.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

3.	Acquisitions

Business Combinations

Amalgamation

On December 19, 2011, the Company and Merus Labs International Inc. (“Old Merus”) amalgamated and formed a new entity under the name Merus Labs International Inc. The securities of the two companies that were issued and outstanding immediately before the Amalgamation were converted into securities of the Company as follows:

(a) the common shares of Old Merus were exchanged for common shares of the Company on the basis of one common share of the Company for every four common shares of Old Merus. Stock options and share purchase warrants were exchanged on the same basis. The exercise price and all other terms and conditions for all options and warrants issued by the Company remained the same as the original Old Merus options and warrants.

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

Bringing together the financial experience and capital of the Company combined with the sales and growth potential of Old Merus were perceived as beneficial to both parties. In determining which entity was the acquirer and which was the acquiree, management considered a number of factors including share ownership of the combined entity, the existence of minority control groups, board control and the ability to elect its members, the ability to direct finance and operating policies and the composition of senior management and the relevant size of each entity’s assets in reaching the conclusion that the Company was the acquirer.

The Amalgamation has been accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The common shares exchanged were valued using the market rate at the time of amalgamation, while the stock options and warrants were valued using the Black-Scholes pricing model.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The purchase price allocation is summarized as follows:

Purchase price consideration
Common shares issued	$23,501,892
Stock options issued	337,223
Share purchase warrants issued	1,521,743
Fair value of net assets acquired	25,360,858
Fair value of investment in Old Merus	671,134
Total purchase price consideration	$26,031,992

The Company stock options granted and warrants issued in exchange for the Old Merus options and warrants were assigned a fair value based on the following weighted average assumptions used in the Black-Scholes option pricing model:

	Options	Warrants
Risk-free interest rate	1.0%	1.0%
Expected share price volatility	86%	86%
Weighted average expected life	0.66 years	1.28 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Costs incurred to complete the amalgamation were approximately $455,000. In addition, the Company recorded a gain of $108,641 in investment income on the shares of Old Merus held prior to the amalgamation in order to recognize the increase in value of its holdings. The gain was recorded as investment income in the period. Goodwill recorded on acquisition, representing intangible assets which do not qualify for separate recognition, is not deductible for income tax purposes.

The fair value of the acquired identifiable net assets was allocated as follows:

Cash	$980,539
Trade and other receivables, net of allowance of $nil	1,830,902
Inventories	708,335
Prepaid expenses	1,873
Intangible assets	19,510,423
Goodwill	16,676,097
Accounts payable and accrued liabilities	(547,813)
Due to related party	(2,000)
Income taxes payable	(534,249)
Long term debt	(11,226,005)
Deferred income taxes	(1,366,110)
Net assets acquired	$26,031,992

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The results for the year ended September 30, 2012 included the operations of Old Merus from December 20, 2011, the first day after amalgamation, to September 30, 2012. The financial information in the table below summarizes selected results of operations on a pro-forma basis as if the Company had acquired Old Merus as of October 1, 2011. The pro-forma presentation is for information purposes only and does not purport to represent what the Company’s results would have been had the acquisition occurred at the beginning of the period, or to project the Company’s results of operations for any future period.

		Old Merus
	As reported in	results from	Pro-forma
	the Statement	October 1 to	Statement of
(Unaudited)	of Operations	amalgamation	Operations

Revenues	$10,421,034	$2,483,176	$12,904,210
Cost of goods sold	1,189,253	306,202	1,495,455
Gross margin	9,231,781	2,176,974	11,408,755

Operating expenses:
Sales and marketing	281,272	66,711	347,983
General and administrative	5,048,471	165,745	5,214,216
Acquisition costs	518,819	-	518,819
	5,848,562	232,456	6,081,018
Earnings before depreciation, amortization, interest expense and investment income	3,383,219	1,944,518	5,327,737

Amortization of intangible assets	4,324,845	299,970	4,624,815
Depreciation	5,015	-	5,015
Interest expense	1,466,151	64,961	1,531,112
Foreign exchange (gains) losses	(1,825,206)	-	(1,825,206)
Investment income	(467,001)	(2,892)	(469,893)
Impairment charge	22,208,721	-	22,208,721

Earnings (loss) before income taxes	(22,329,306)	1,582,479	(20,746,827)

Factive

On March 7, 2012, the Company completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the FACTIVE® product rights and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of US$3,979,000, fully paid at closing. This transaction has been accounted for as a business combination under the acquisition method of accounting.

Costs incurred to complete the acquisition were approximately $63,000, which were expensed in the current period. The fair value of the acquired identifiable assets and liabilities was allocated as follows:

Inventories	$1,149,350
Product returns liability	(1,118,422)
Deferred tax liability	(242,648)
Product rights	3,036,004
Patent	1,145,360
Net assets acquired	$3,969,644

The Company has not provided proforma information with respect to the operations of FACTIVE® as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Product Acquisitions

Enablex

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (“Enablex” or darifenacin) extended release tablets.

Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® product rights and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired. Total consideration for the product acquisition was US$63,000,000 in the form of US$43,000,000 cash and a US$20,000,000 vendor take back note (“VTB Note”) due July 11, 2013. US$35,000,000 of the upfront cash payment was funded through a US$55,000,000 debt facility from a private lender, with the remainder funded from cash on hand. The VTB Note is guaranteed by the aforementioned debt facility and management intends on utilizing the unused balance of the debt facility to repay the VTB Note at maturity. The transaction was accounted for as an asset acquisition.

Costs incurred to complete the acquisition were approximately $431,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $64,233,646 (US$63,000,000), which was allocated between the intangible assets acquired (product rights and patent). The fair value of the acquired identifiable net assets was allocated as follows:

Product rights	$45,293,991
Patent	19,370,500
Net assets acquired	$64,664,491

The Company has not provided proforma information with respect to the operations of Enablex as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

4.	Short-term investments

	September 30	September 30	October 1
	2012	2011	2010
Short-term investments
Publicly-traded investments
Equities	$11,936	$979,547	$6,510,492
Derivatives	-	193,430	210,636
	11,936	1,172,977	6,721,128
Privately held investments Equities (note 23(b))	1,262,000	1,961,160	-
Total short-term investments	$1,273,936	$3,134,137	$6,721,128
Investments
Investment in capital pool company	$-	$-	$141,006
Total investments	$-	$-	$141,006

As at September 30, 2012 the portfolio of short-term investments was invested in marketable securities, including common shares and warrants, as well as an investment in a private entity. The marketable securities have been designated as FVTPL. The investment in a private entity was reclassified from FVTPL to AFS during the year (refer to note 23(b)). For the year ended September 30, 2012, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $244,424 (September 30, 2011 - $1,413,708), after deducting fees and expenses.

At October 1, 2010 the Company owned approximately a 21% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company. Members of the Company’s management group were also officers and directors of Sereno and exercised significant influence. Accordingly, the investment in Sereno was accounted for using the equity method. In February 2011, the Company sold its shares in Sereno at their original cost of $200,000 in a private transaction.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

5.	Trade and other receivables

	September 30	September 30	October 1
	2012	2011	2010
Trade receivables	$4,555,705	$-	$1,185,584
Less: provision for doubtful accounts	-	-	(65,138)
Trade receivables – net	$4,555,705	$-	$1,120,446
Work in process	-	-	1,010,316
HST and VAT receivable	361,750	78,978	25,527
Trade and other receivables	$4,917,455	$78,978	$2,156,289

The aging analysis of trade receivables is as follows:

	September 30	September 30	October 1
	2012	2011	2010
Current	$4,035,826	$-	$939,485
1 to 30 days overdue	352,757	-	90,862
31 to 60 days overdue	15,812	-	47,121
61 to 90 days overdue	53,856	-	33,782
Greater than 90 days overdue	97,454	-	9,196

Total trade receivables	$4,555,705	$-	$1,120,446

The Company’s customer base is primarily comprised of large domestic, national, and multinational pharmaceutical distribution companies.

6.	Inventories

	September 30	September 30	October 1
	2012	2011	2010
Raw materials	$1,014,973	$-	$-
Finished goods	1,164,639	-	-

Total inventories	$2,179,612	$-	$-

The amount of inventories expensed in cost of goods sold during the year amounted to $753,659 (2011 – nil).

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

7.	Loans receivable

	September 30	September 30	October 1
	2012	2011	2010
Loan receivable – Vansen	$737,400	$-	$-
Loan receivable – Old Merus	-	1,248,260	-
Loan receivable – Watt	-	350,000	-
Total loans receivable	$737,400	$1,598,260	$-

On March 7, 2012, the Company entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The loan is due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. The loan is secured by the inventory, intellectual property and equity of Vansen under a general security agreement. The Company has the legal right to offset any payments owing to Vansen by any amount of the short-term loan still due and owing to the Company.

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. The loan bore interest at 12% per annum, compounded monthly, with payments of $123,333 plus accrued interest due on the last business day of each month. The loan had an initial six month term and was secured by a promissory note, share pledge agreement and a general security agreement on the assets of Old Merus.

In connection with the loan, the Company received 925,000 units from Old Merus, each consisting of one common share and one share purchase warrant granting the Company the right to purchase a common share of Old Merus at a purchase price of $0.40, for a term of two years from the date of issuance of the warrant. The Company accounted for these units as loan fees totaling $517,352 by adjusting the yield on the loan based on the fair value of the units received on the date of the loan. The common shares were valued based on the closing share price of Old Merus of $0.37 on the issuance date of the loan. The warrants were valued based on a Black-Scholes option valuation model, using an exercise price of $0.40, the closing share price of Old Merus of $0.37 on the date of the loan, a term of two years, volatility of 100%, a risk free rate of 2%, and a dividend yield of $nil.

The loan fees were amortized using the effective interest method over the six month term of the loan and recorded as interest income. During fiscal 2012, $116,546 (2011: $400,806) of interest related to these loan fees and $5,427 (2011: $75,973) of cash interest was recorded. On October 14, 2011, the loan was paid in full, including all accrued interest.

On November 25, 2011, the Company advanced another loan to Old Merus in the amount of US$6,500,000, for purposes of making the second installment on the purchase of Vancocin. The term of the loan was six months, bearing interest at 12% per annum, and was eliminated upon the amalgamation of the Company with Old Merus in December 2011. Interest of $58,359 was recorded during fiscal 2012 related to this loan.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

On September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. in the form of a loan receivable in the amount of $350,000. The loan was non-interest bearing and due on demand. Payment was received in full on January 18, 2012.

8.	Real estate held for sale

The Company owned two properties in Toronto, which it had planned to develop for use. Given market conditions, the Company made a decision not to develop the properties and subsequently offered the properties for sale. In late 2011, the Company entered into an agreement to sell the properties. Book value of the properties approximated fair value, net of disposal costs. On February 27, 2012, the Company completed the sale of the properties for net proceeds of approximately $1,136,238, realizing a gain of $20,238, which is included in investment income.

9.	Intangible assets

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at October 1, 2010 and September 30, 2011	$-	$-	$-	$-	$-
Acquired through amalgamation (note 3)	122,020	19,388,403	-	16,676,097	36,186,520
Product acquisitions	-	48,318,627	20,513,225	-	68,831,852
Foreign exchange differences	-	591,371	252,935	-	844,306

Cost at September 30, 2012	$122,020	$68,298,401	$20,766,160	$16,676,097	$105,862,678

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Accumulated Amortization at October 1, 2010 and September 30, 2011	$-	$-	$-	$-	$-
Amortization charge	24,957	3,174,456	1,125,432	-	4,324,845
Impairment charge	97,063	5,435,561	-	16,676,097	22,208,721
Foreign exchange differences	-	15,427	5,806	-	21,233
Accumulated Amortization at September 30, 2012	$122,020	$8,625,444	$1,131,238	$16,676,097	$26,554,799

Carrying amount at October 1, 2010 and September 30, 2011	$-	$-	$-	$-	$-
Carrying amount at September 30, 2012	$-	$59,672,957	$19,634,922	$-	$79.307,879

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Licensing and Distribution

As part of the amalgamation transaction disclosed in Note 3, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc. (“Innocoll”).

As at September 30, 2012, the Company has limited visibility with respect to the sales of this product line due to the slower than expected product marketing authorization of a key product in the portfolio and a refocusing of management priorities. Based on this, management believes the recoverable amount of the licensing and distribution agreements to be nil and therefore the value of the agreements has been reduced to nil through the recognition of an impairment charge of $97,063 against this intangible asset.

Vancocin – Product Rights

The product rights provides the Company with the rights to manufacture, market and sell Vancocin Oral 125 mg and 250 mg capsules in the Canadian market. In accordance with the asset purchase agreement between Old Merus and Iroko International LP (“Iroko”), the final payment for the acquisition of the product rights was paid on February 28, 2012.

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed that it would market a generic Vancomycin capsule product. The Company viewed this announcement as an indicator for impairment with respect to its Vancocin product rights intangible asset. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a five-year period based on management’s best estimate of the impact of the generic entrant at September 30, 2012. Cash flows beyond the five-year period were extrapolated using an estimated rate of decline of -13.0% . A post-tax discount rate of 20.0% was applied. Based on this analysis, the carrying amount of the Vancocin product rights has been reduced to its recoverable amount through recognition of an impairment charge of $5,435,561 against the product rights.

Goodwill – Impairment Test

Goodwill was recognized on amalgamation of the Company with Old Merus. In connection with the impairment of the Vancocin product rights discussed above, management tested the Company’s goodwill for impairment. The recoverable amount of the CGU to which goodwill had been allocated was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections based on financial budgets covering a five-year period that reflect management’s best estimate. Cash-flows beyond the five-year period were extrapolated using an estimated rate of decline of -13.0% . A post-tax discount rate of 20.0% was applied. Based on this analysis, the carrying amount of goodwill has been reduced to its recoverable amount through recognition of an impairment charge of $16,676,097 against the goodwill.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

10.	Bank indebtedness

Bank indebtedness in prior periods consisted of a revolving demand credit facility of $1,000,000 in order to manage day-to-day operating requirements. Amounts borrowed under the facility bore interest at the bank prime rate. Drawings under the credit facility were secured by $2,000,000 of the Company’s investment portfolio. Borrowings under the facility at October 1, 2010 were $780,000. This facility was cancelled by the Company in March 2011.

11.	Derivative liabilities

	September 30	September 30	October 1
	2012	2011	2010
Liabilities:
Put options on U.S. equities (a)	$-	$-	$775,318
Forward foreign exchange contracts (b)	336,700	-	-
Total	$336,700	$-	$775,318

(a)	Put options on US equities:

As part of its former investment strategy, the Company maintained a portfolio of derivative instruments consisting of various put options on large cap U.S. publicly-traded companies. The options were recorded at their fair value based on quoted market prices. At September 30, 2012 and September 30, 2011, the Company held no put option positions. Gains or losses on put options were included in net investment income for the period.

(b)	Forward foreign exchange contracts:

In connection with the acquisition of the European rights to Enablex, the Company entered into a series of foreign currency contracts in order to partially hedge the risk associated with its foreign source revenue. At September 30, 2012, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $8,527,400 (2011: nil). For the period ended September 30, 2012, a realized loss of $37,100 (2011: nil) and unrealized loss of $336,700 (2011: nil) was recognized in foreign exchange (gains) losses in the statement of operations.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

12.	Provisions

	Product Returns
	Liability (a)	Total
Balance at October 1, 2010 and September 30, 2011	$-	$-
Provisions recognized from product acquisitions	1,118,422	1,118,422
Reductions arising from payments/other sacrifices of future economic benefits	(387,425)	(387,425)
Balance at September 30, 2012	$730,997	$730,997
Less: current portion of provisions	550,161	550,161
Non-current portion of provisions	$180,836	$180,836

(a)	Product Returns Liability:

In connection with the acquisition of Factive, the Company agreed to accept all product returns relating to Factive product sales made prior to the acquisition date. Management has estimated the fair value of this product returns liability as at the acquisition date, March 7, 2012, by taking into consideration the amount of Factive units previously sold, returns experience to date, and changes in the marketplace. The provision has been reduced by the amount of product returns recognized during the period that relate to pre-acquisition sales.

13.	Long-term debt

	September 30	September 30	October 1
	2012	2011	2010
Current
Enablex Debt Facility (a)	$12,122,563	$-	$-
Enablex VTB Note (b)	19,664,000	-	-
Support Services Agreement (c)	140,125	-	-
Other	-	-	27,326
Total	$31,926,688	$-	$27,326

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Non-Current
Enablex Debt Facility (a)	$21,972,205	$	- $	-
Support Services Agreement (c)	187,937		-	-
Other	-		-	70,178
Total	$22,160,142	$	- $	70,178

(a)	Enablex Debt Facility:

On July 10, 2012, in connection with the acquisition of Enablex, the Company entered into a credit agreement (“Enablex Debt Facility”) of up to US$55,000,000 with a third-party lender. US$35,000,000 of this amount was drawn down upon acquisition of the asset with a further US$20,000,000 guaranteed through a letter of credit facility. The loan bears interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until the loan matures March 31, 2015. The Enablex Debt Facility contains customary affirmative covenants, including compliance with laws and contractual obligations and payment of taxes. The facility also contains customary negative covenants, including restrictions on the incurrence of indebtedness, the granting of liens, making restricted payments and investments, entering into affiliate transactions and transferring assets. The Company was in compliance with the facility’s affirmative and negative covenants as at September 30, 2012. The Borrower is also required by the terms of the credit agreement to comply with customary financial covenants, which are not applicable until March 31, 2013. Finance costs of $359,314 have been capitalized to the loan balance and are being amortized over the remaining period of the loan.

(b)	Enablex VTB Note:

In connection with the acquisition of Enablex, part of the consideration included a US$20,000,000 vendor take back note (“VTB Note”), which is due on July 11, 2013. The VTB Note bears no interest. The VTB Note is guaranteed by the Enablex Debt Facility discussed above and management intends on utilizing this facility to repay the VTB Note at maturity.

(c)	Support Services Agreement:

In connection with its support services agreement with a distribution services provider, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes and in consideration for being the Company’s exclusive provider of certain distribution services for the Company’s products in Canada. Payments are made based on net sales of Vancocin. The agreement is for a five year term with automatic renewal terms of two years until terminated. For the year ended September 30, 2012, the Company repaid $171,938. As at September 30, 2012, the carrying value of the loan is $328,062.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

14.	Share capital

	(a)	Authorized:

Unlimited common shares without par value. Issued:

	Year ended		Year ended
	September 30, 2012		September 30, 2011
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of year	8,028,377	$8,762,524	8,028,377	$8,762,524
Common shares issued pursuant to private placement	4,196,500	7,945,633	-	-
Common shares issued pursuant to amalgamation	11,750,946	23,501,892	-	-
Common shares issued pursuant to acquisition	825,035	1,486,558	-	-
Common shares issued pursuant to options exercised	197,500	395,000	-	-
Common shares issued pursuant to warrants exercised	154,120	341,160	-	-
Common shares issued pursuant to prospectus offering	5,556,000	9,206,711	-	-

Balance, end of year	30,708,478	$51,639,478	8,028,377	$8,762,524

(b)	Private placement

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 units (“Unit”) at a price of $2.00. Each Unit consists of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In connection with the private placement, the Company also issued 197,700 warrants as a finder’s fee. Each of these warrants entitles its holders to purchase one Unit until December 2, 2014 at an exercise price of $2.00 per Unit. Costs of the offering were approximately $447,000.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(c)	Amalgamation

On December 19, 2011, the Company entered into a plan of arrangement whereby it amalgamated with Merus Labs International Inc. (“Old Merus”). Pursuant to the Arrangement, all of the outstanding common shares of Old Merus were exchanged on a 4:1 basis for common shares of the Company. Holders of options and warrants of Old Merus received options and warrants to purchase shares of the Company on the same terms and conditions after adjustment for the foregoing share exchange ratio. In connection with the amalgamation, the Company issued 11,750,946 common shares, 227,500 common share options and 2,403,557 common share warrants (see note 3).

(d)	Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $1,486,558, of which $609,906 was recognized in general and administrative expenses during fiscal 2012. The balance of these shares will be recognized over the remaining escrow period.

(e)	Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. Costs of the offering were approximately $794,000.

(f)	Stock option plan

The Company has reserved 3,070,847 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

On July 26, 2011 the Company granted its directors a total of 600,000 options at the exercise price of $2.00 per share. These options vest immediately and expire on July 25, 2016.

The estimated fair value of the options granted during fiscal 2011, using the Black-Scholes option pricing model, was $938,176 which was expensed fully in the financial statements in the fourth quarter of fiscal 2011 and has been included in equity as equity reserves.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

On October 31, 2011 the Company granted one of its directors 150,000 options at the exercise price of $2.00 per share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

In January 2012, the Company granted a total of 1,440,000 options to officers of the Company in connection with their employment agreements. 600,000 options were granted with an exercise price of $2.05 per share and the remaining 840,000 with an exercise price of $2.02. 640,000 of the options vest immediately and the remaining 200,000 options vest as follows: one-quarter immediately and one-quarter on each of the next three anniversaries. All of the options have a term of five years.

In September 2012, the Company granted 100,000 options to an officer of the Company in connection with their employment agreement. The options were granted with an exercise price of $1.52 per share, with 25,000 options vesting immediately and 25,000 on each of the next three anniversaries.

The estimated fair value of the options granted during the twelve months of fiscal 2012, using the Black-Scholes option pricing model, was $2,138,973, of which $1,604,515 was expensed in the financial statements during the twelve months ending September 30, 2012 (2011: $938,176), and has been included in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Year ended Sepember 30
	2012	2011
Weighted-average fair value of options	$1.27	$1.56
Risk-free interest rate	2.0%	2.0%
Volatility of the Company's common shares	77%	124%
Weighted average expected life of the options	5 years	5 years
Forfeiture rate	0%	0%
Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, October 1, 2010	-	$-
Options granted	600,000	2.00
Options exercised	-	-
Options cancelled	-	-
Options outstanding, September 30, 2011	600,000	$2.00
Options issued pursuant to amalgamation (note 3)	227,500	0.69
Options granted	1,690,000	2.00
Options exercised	(197,500)	(0.40)
Options cancelled	-	-

Options exercisable, September 30, 2012	2,320,000	$2.01

The range of exercise prices for options outstanding and exercisable options at September 30, 2012 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.56	5,000	0.42	5,000
$ 1.52	100,000	4.95	25,000
$ 2.00	750,000	3.87	650,000
$ 2.02	840,000	4.30	690,000
$ 2.05	600,000	4.27	150,000
$ 3.00	25,000	0.74	25,000
	2,320,000		1,545,000

15.	Equity reserves and warrants reserve

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $337,223 for the options and $1,521,743 for the warrants. These amounts were accounted for as equity reserves and warrants reserve, respectively. Assumptions used to value these warrants reserve are disclosed in note 3.

On December 19, 2011, the Company completed a private placement consisting of 4,196,500 Units at a price of $2.00. Each Unit consisted of one common share of the Company and one half of one warrant, which entitles the holder to purchase an additional common share of the Company at an exercise price of $3.00 at any time for a period of 36 months. The Company may accelerate the term to 30 days if the share price exceeds $4.00 for 20 consecutive trading days. In allocating the fair value of the proceeds between the common shares and these half warrants, it was determined that the fair value of the common shares was more reliably measurable and since the common shares of the Company were trading at $2.00 per share on December 19, 2011, the entire value of the proceeds was allocated to the shares. In addition, the Company also issued 197,700 warrants as a finder’s fee. The fair value of these warrants was deemed to be of nominal value.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

	Number of	Weighted average
	warrants	exercise price

Balance, October 1, 2010 and September 30, 2011	-	$-
Warrants issued pursuant to private placement	2,295,950	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	(154,120)	1.60
Warrants expired	(68,000)	1.60
Balance, September 30, 2012	4,477,387	$2.70

The following share purchase warrants were outstanding at September 30, 2012:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life
$ 1.60	262,500	0.52
$ 2.00	197,700	2.22
$ 2.60	1,918,937	0.58
$ 3.00	2,098,250	2.22
	4,477,387

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

16.	Accumulated other comprehensive income

	Translation	Total
At October 1, 2010 and September 30, 2011	$-	$-
Currency translation differences	598,603	598,603

At September 30, 2012	$598,603	$598,603

17.	Commitments

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	September 30	September 30
	2012	2011
Less than 1 year	$61,594	$35,656
1 to 2 years	25,408	24,859
2 to 3 years	22,689	25,591
3 to 4 years	-	20,531
4 to 5 years	-	-
Thereafter	-	-
Total	$109,691	$106,637

Lease expense recognized during the period was $71,714 (2011: $74,236), which has been included in general and administrative expenses in the statements of operations.

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at September 30, 2012, the Company is not obligated for any licensing fees as it has not launched the sale of the products (see note 9).

Pursuant to the Company’s support services agreement with a distribution services provider, the Company is committed to repay the loan based on net sales of Vancocin until June 30, 2016 (see note 13(c)).

Pursuant to its acquisition of Factive, the Company is committed to paying a royalty fee of 8% of net sales of the product through September 30, 2014 at which point the royalty fee will increase to 16% for up to a 10 year period.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(c) Purchase commitments

Pursuant to the Company’s acquisition of Enablex, the Company is required to acquire finished goods inventory from Novartis Pharma AG, on a country-by-country basis, at the earlier of the marketing authorization transfer date and July 11, 2014. As at September 30, 2012, Management is unable to reliably estimate the quantum and timing of this purchase commitment and therefore no provision has been made.

18.	Related party transactions

At September 30, 2012, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Year ended September 30
	2012	2011

Salaries	$968,751	$931,623
Share based compensation	2,214,421	938,176
Termination payments related to restructuring	-	5,689,135
	$3,183,172	$7,558,934

19.	Income taxes

The Company recorded a deferred income tax recovery in the twelve months ended September 30, 2012 which reduced the deferred tax liabilities related to Old Merus that were recorded as part of the accounting for the acquisition as a business combination..

The major components of income tax expense for the years ended September 30, 2012 and 2011 are:

Income tax recognized in profit or loss	2012	2011
Current tax	$-	$-

Deferred tax:
Relating to origination and reversal of temporary differences	-	-
Recognition of opening unrecognized deferred tax assets	$(1,608,758)	$-
Provision for income taxes	$(1,608,758)	$-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Due to changes in provincial jurisdictions in which Merus has a taxable presence, and tax rate changes enacted in the year, the statutory income tax rate that applies to Merus has changed from 28.75% in 2011 to 25.01% in 2012.

A reconciliation between income tax expense and the product of accounting income multiplied by Canada’s domestic tax rate for the years ended September 30, 2012 and 2011 is as follows:

	2012	2011
Loss before income taxes and non-controlling interest	$(22,329,306)	$(7,560,954)

Income tax expense (benefit) at the statutory income tax rate of 25.01% (2011: 28.75%)	(5,584,559)	(2,173,774)
Impairment losses on goodwill that is not tax deductible	4,170,692	-
Utilization or expiry of previously unrecognized tax losses	(643,862)	348,396
Non-deductible expenses for tax purposes	455,021	383,956
Deductible temporary differences and unused tax losses not recognized, including impact of change in rate	(6,050)	36,482
Effect of income taxes recorded at rates different from the Canadian tax rate	-	1,398,362
Other differences	-	6,578

Tax expense (recovery)	$(1,608,758)	$-

In 2012, deferred tax liabilities of $1,608,758 were recorded as part of business combinations discussed above. Deferred tax assets of $1,608,758 are recognized since the taxable temporary differences giving rise to the above mentioned deferred tax liability are of the appropriate character and reverse in the appropriate carryforward period. The benefit of the recognition of deferred tax assets is recorded to profit or loss from continuing operations in accordance with IAS 12.

The following is an analysis of deferred tax assets/(liabilities) presented in the consolidated balance sheets:

	September 30	September 30	October 1
	2012	2011	2010
Deferred tax assets	$-	$-	$-
Deferred tax liabilities	-	-	-

	$-	$-	$-

As at September 30, 2012, approximately $471,978 of deferred tax liabilities have been recognized and are offset by recognized deferred tax assets of the same amount. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authorities.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The following is an analysis of deferred tax assets, which are currently not being recognized in the consolidated balance sheets:

September 30, 2012
Unrecognized deferred tax assets in relation to:
Unused capital and non-capital losses	$5,628,859
Capital and Intangible assets	329,585
Undeducted share and debt issuance costs	564,226
$6,522,670

September 30, 2011
Unrecognized deferred tax assets in relation to:
Unused capital and non-capital losses	$6,499,534
Capital and Intangible assets	47,784
Finance costs	-
$6,547,318

The Company has unused non-capital tax losses that may be applied against future taxable income for Canadian federal and provincial income tax purposes, which expire between 2014 and 2032 as follows:

Non-capital losses	Federal and provincial
Expires in
2015	$1,316,000
2027 to 2029	12,744,000
2030 to 2032	2,116,000
Total	$16,176,000

The Company has realized net capital losses of approximately $14,824,000 available for carry forward to be applied against future taxable capital gains for Canadian tax purposes. These losses are available for carry forward indefinitely.

The Company has not recognized any potential deferred income tax assets that may be associated with these non-capital and net capital losses.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

20.	Assets held for sale and discontinued operations

On September 30, 2011, the Company completed the sale of its wholly-owned subsidiary, Watt International Inc. Gross proceeds from the sale were $2,150,000, consisting of $1,800,000 cash paid on closing and a loan receivable for $350,000 due on demand with no specific term, which the Company received in full in January 2012. The disposition of Watt resulted in a loss on disposal of discontinued operations, net of income taxes, of $547,375.

The balance sheet of Watt International Inc. includes the following:

	September 30	September 30	October 1
	2012	2011	2010
Assets
Cash	$-	$-	$275,311
Accounts receivable	-	-	2,145,119
Prepaid expenses	-	-	121,275
Property and equipment	-	-	402,220
	$-	$-	$2,943,925

Liabilities
Accounts payable and accrued liabilities	$-	$-	$519,342
Deferred revenue	-	-	76,883
Current portion of long-term debt	-	-	27,326
Long-term debt	-	-	70,178
	$-	$-	$693,729

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The results of Watt International Inc. were as follows:

	2012	2011	2010
Net revenue	$-	$7,873,704	$8,447,827
Operating expenses	-	7,775,117	7,995,663
Interest expense	-	13,884	-
Depreciation	-	303,656	262,399

(Loss) earnings from discontinued operations	-	(218,953)	189,765
Loss on sale of discontinued operations	-	(547,375)	-
Net (loss) income	$-	$(766,328)	$189,765

21.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2012	2011
Profit attributable to equity holders of the Company	$(20,720,548)	$(6,787,608)
Profit from discontinued operation attributable to equity holders of the Company	-	(766,328)

Total	$(20,720,548)	$(7,553,936)

Weighted average number of ordinary shares in issue	22,929,402	8,028,377

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: warrants and stock options. As the Company recorded a net loss for the period ended September 30, 2012, these items were considered anti-dilutive and have therefore been excluded from the calculation of diluted earnings per share.

	2012	2011
Earnings
Profit attributable to equity holders of the Company	$(20,720,548)	$(6,787,608)
Profit from discontinued operation attributable to equity holders of the Company	-	(766,328)

Total	$(20,720,548)	$(7,553,936)

Weighted average number of ordinary shares in issue	22,929,402	8,028,377

Weighted average number of ordinary shares for diluted earnings per share	22,929,402	8,028,377

22.	Management of capital

The Company includes the following in its definition of capital:

	September 30	September 30	October 1
	2012	2011	2010

Debt comprised of:
Enablex Debt Facility	$34,094,768	$-	$-
Enablex VTB Note	19,664,000	-	-
Support Services Agreement	328,062	-	-

Equity comprised of:
Share capital	$51,639,478	$8,762,524	$8,762,524
Equity reserves	31,468,434	30,719,348	29,781,172
Warrants	1,427,175	-	-
Deficit and AOCI	(49,271,305)	(29,149,360)	(21,595,424)

	$89,350,612	$10,332,512	$16,948,272

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Enablex Debt Facility (refer to note 13). There were no changes in the Company's approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company's management is responsible for the management of capital and monitors the Company's use of various forms of leverage on a regular basis.

23.	Financial instruments and financial risk management

a)      Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		September 30
		2012
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$11,936	$11,936
Loans and receivables
- Cash	3,462,919	3,462,919
- Trade and other receivables	4,917,455	4,917,455
- Loans receivable	737,400	737,400
Other financial liabilities
- Accounts payable and accrued liabilities	1,960,227	1,960,227
- Long term debt	54,086,830	54,398,733
Derivative financial liabilities used for hedging	336,700	336,700

		September 30
		2011
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$3,134,137	$3,134,137
Loans and receivables
- Cash	5,059,650	5,059,650
- Trade and other receivables	78,978	78,978
- Loans receivable	1,598,260	1,598,260
Other financial liabilities
- Accounts payable and accrued liabilities	686,339	686,339

		October 1
		2010
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$6,721,128	$6,721,128
Loans and receivables
- Cash	8,710,990	8,710,990
- Trade and other receivables	2,156,289	2,156,289
Other financial liabilities
- Bank indebtedness	780,000	780,000
- Accounts payable and accrued liabilities	955,149	955,149
- Long term debt	97,504	97,504
Derivative financial liabilities	775,318	775,318

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$11,936	$11,936	$-	$-
	$11,936	$11,936	$-	$-

Derivatives used for hedging	$336,700	$-	$336,700	$-
	$336,700	$-	$336,700	$-

At September 30, 2011, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$3,134,137	$979,547	$2,154,590	$-
	$3,134,167	$979,547	$2,154,590	$-

Liabilities:	$-	$-	$-	$-
	$-	$-	$-	$-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

At October 1, 2010, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	October 1, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$6,721,128	$6,529,457	$191,671	$-
	$6,721,128	$6,529,457	$191,671	$-

Liabilities:
Derivatives liabilities	$775,318	$775,318	$-	-
	$775,318	$775,318	$-	$-

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b)      Reclassification of Financial Instruments

Until December 19, 2011, a major component of the Company’s strategy revolved around investment operations. On December 19, 2011, in conjunction with the Company’s amalgamation with Old Merus to become a specialty pharmaceutical company that acquires, sells, and distributes prescription medicine products, the Company no longer holds certain investments for the purpose of selling or repurchasing them in the near term. As a result of this change, the Company has reclassified its privately-held investments from FVTPL to AFS measured at cost during the period. The amount reclassified at December 19, 2011 was $1,262,000.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

c)      Financial Risk Factors

Until December 19, 2011, a major component of the Company’s strategy revolved around investment operations. The Company’s business involved the purchase and sale of securities and, accordingly, the majority of the Company’s assets were comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

			Year ended September 30
At September 30, 2012	2013	2014	2015	Thereafter
Debt	$32,094,125	$10,019,937	$12,290,000	$-
Accounts payable and accrued liabilities	1,960,227	-	-	-
Derivative liabilities	336,700	-	-	-
Total	$34,391,052	$10,019,937	$12,290,000	$-

			Year ended September 30
At September 30, 2011	2012	2013	2014	Thereafter
Accounts payable and accrued liabilities	$686,339	$-	$-	$-
Total	$686,339	$-	$-	$-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

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

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended September 30, 2012 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2012:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price

2%	$25,478	$(25,478)
4%	50,957	(50,957)
6%	76,436	(76,436)
8%	101,915	(101,915)
10%	127,394	(127,394)

(iii)	Currency risk:

The Company is subject to currency risk through its purchases of inventory in US dollars, product acquisitions denominated in foreign currencies, and foreign source debt. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 11.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The following financial assets and liabilities were denominated in foreign currencies at September 30, 2012 (U.S. dollar 0.9832, Euro 1.2646), September 30, 2011 and October 1, 2010:

	September 30	September 30	October 1
	2012	2011	2010
Denominated in U.S. dollars
Cash	$197,308	$141,718	$4,238,259
Short-term investments	-	16,603	5,417,345
Trade and other receivables	3,064,751	-	350,377
Loans receivable	737,400	-	-
Accounts payable and accrued liabilities	(744,573)	-	(124,539)
Debt	(54,076,000)	-	-
Derivative liabilities	-	-	(775,318)
Deferred revenue	-	-	(24,968)

Net assets denominated in U.S. dollars	$(50,821,114)	$158,321	$9,081,156

Denominated in Danish kroner
Short-term investments	$-	$-	$61,080
Net assets denominated in Danish kroner	$-	$-	$61,080

Denominated in Euros
Cash	$144,624	$-	$(34,668)
Accounts payable and accrued liabilities	(435,721)	-	(40,892)
Net assets denominated in Euros	$(291,097)	$-	$(75,560)

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the year ended September 30, 2012 from a change in the U.S. dollar with all other variables held constant as at September 30, 2012:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
USD	in USD	in USD

2%	$(1,016,422)	$1,016,422
4%	(2,032,845)	2,032,845
6%	(3,049,267)	3,049,267
8%	(4,065,689)	4,065,689
10%	(5,082,111)	5,082,111

(iv)	Credit risk:

Certain of the Company’s financial assets, including cash, short-term investments and loans receivable are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

(v)	Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. At September 30, 2012, the Company held no interest-bearing investments. Also, the Company had no exposure to liabilities which bore variable interest rates, which for example, fluctuated with the prime rate or overnight lending rate. It is management’s opinion that the Company is not exposed to significant interest rate risk.

24.	Segment information

The Company operates in a single business segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in North America and internationally. The Company carries out business principally in Canada, the United States, and Europe.

Revenues by geographic region are detailed as follows:

	Years ended September 30
	2012	2011
Canada	$6,905,932	$-
United States	1,163,191
International	2,351,911	-
	$10,421,034	$-

Long-term assets by geographic region are comprised of product rights and patents, property and equipment, and real estate held for sale, detailed as follows:

	September 30	September 30	October 1
	2012	2011	2010
Canada	$15,772,896	$1,128,150	$1,720,924
International	63,546,052	-	-
	$79,318,948	$1,128,150	$1,720,924

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

25.	First time adoption of IFRS

The Company has adopted IFRS on October 1, 2011 with a transition date of October 1, 2010. Under IFRS 1, First-time Adoption of International Financial Reporting Standards the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions on to its opening consolidated balance sheet dated October 1, 2010:

IFRS Exemption Options

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after October 1, 2010.

Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards that vested prior to October 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Leases

The Company has elected not to reassess its determinations made under Canadian GAAP regarding whether an agreement contains a lease.

IFRS Mandatory Exceptions

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening consolidated balance sheet dated October 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Company’s IFRS estimates at October 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Derecognition of financial assets and liabilities

The derecognition requirements in IAS 39 were applied prospectively for transactions occurring on or after January 1, 2004.

Hedge accounting

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. The Company had no hedging relationships as of the transition date.

Non-controlling interests

This exception stipulates that the following requirements of IAS 27 be applied prospectively from the date of transition to IFRS:

•

The requirement that total comprehensive income be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance;

•	Requirements regarding the accounting for changes in the parent’s ownership interest in a subsidiary that do not result in a loss of control; and
•	The requirements regarding the accounting for a loss of control over a subsidiary, and the related requirements in IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.

The Company held no non-controlling interests as of the date of transition.

Reconciliation of Canadian GAAP to IFRS

IFRS employs a conceptual framework similar to Canadian GAAP. However, significant differences exist in certain matters of recognition, measurement, and disclosure. While adoption of IFRS has not changed the Company’s cash flows, it has resulted in changes to the Company’s reported financial position and results of operations. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP consolidated balance sheets and consolidated statements of loss and comprehensive loss have been reconciled to IFRS, with the resulting differences explained.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Canadian GAAP balance sheet at October 1, 2010 has been reconciled to IFRS as follows:

		As at October 1, 2010
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$8,710,990	$-	$8,710,990
Short-term investments	6,721,128	-	6,721,128
Trade and other receivables (note 25(a))	2,085,474	70,815	2,156,289
Prepaid expenses	331,037	-	331,037
	17,848,629	70,815	17,919,444
Non-current
Investments	141,006	-	141,006
Real estate	1,116,000	-	1,116,000
Property and equipment	463,918	-	463,918
	$19,569,553	$70,815	$19,640,368
Liabilities
Current
Bank indebtedness	$780,000	$-	$780,000
Accounts payable and accrued liabilities	955,149	-	955,149
Derivative liabilities	775,318	-	775,318
Deferred revenue (note 25(a))	92,956	(16,073)	76,883
Long-term debt due within one year	27,326	-	27,326
	2,630,749	(16,073)	2,614,676

Long-term debt	70,178	-	70,178
	2,700,927	(16,073)	2,684,854
Equity
Share capital	8,762,524	-	8,762,524
Equity reserves	29,781,172	-	29,781,172
Deficit	(21,682,312)	86,888	(21,595,424)
	16,861,384	86,888	16,948,272
Non-controlling interest	7,242	-	7,242
	16,868,626	86,888	16,955,514
	$19,569,553	$70,815	$19,640,368

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Canadian GAAP balance sheet at September 30, 2011 has been reconciled to IFRS as follows:

		As at September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Assets
Current
Cash	$5,059,650	$-	$5,059,650
Short-term investments	3,134,137	-	3,134,137
Trade and other receivables	78,978	-	78,978
Loans receivable	1,598,260	-	1,598,260
Prepaid expenses	19,676	-	19,676
	9,890,701	-	9,890,701
Non-current
Real estate	1,116,000	-	1,116,000
Property and equipment	12,150	-	12,150
	$11,018,851	$-	$11,018,851
Liabilities
Current
Accounts payable and accrued liabilities	$686,339	$-	$686,339
	686,339	-	686,339
Equity
Share capital	8,762,524	-	8,762,524
Equity reserves	30,719,348	-	30,719,348
Deficit	(29,149,360)	-	(29,149,360)
	10,332,512	-	10,332,512
	$11,018,851	$-	$11,018,851

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The Canadian GAAP statement of operations and comprehensive income for the year ended September 30, 2011 has been reconciled to IFRS as follows:

	For the year ended September 30, 2011
		Effect of
	Canadian	Transition
	GAAP	to IFRS	IFRS

Revenue	$-	$-	$-
Cost of goods sold	-	-	-
Gross margin	-	-	-

Operating expenses
Sales and marketing	-	-	-
General and administrative	2,587,633	-	2,587,633
Acquisition costs	-	-	-
	2,587,633	-	2,587,633
Loss before depreciation, amortization, interest expense, investment income and taxes	(2,587,633)	-	(2,587,633)

Depreciation	17,062	-	17,062
Interest expense	10,865	-	10,865
Restructuring costs	6,061,413	-	6,061,413
Investment income	(1,882,347)	-	(1,882,347)
Loss before income taxes, non-controlling interest and discontinued operations	(6,794,626)	-	(6,794,626)

Income tax recovery – current	-	-	-
future	-	-	-

Loss from continuing operations	(6,794,626)	-	(6,794,626)
Loss on disposal of discontinued operations net of income tax (note 25(a))	(396,471)	(150,904)	(547,375)
Loss from discontinued operations, net of income tax (note 25(a))	(282,969)	64,016	(218,953)

Net loss and comprehensive loss	(7,474,066)	(86,888)	(7,560,954)

Attributable to:
Owners of the Company	(7,467,048)	(86,888)	(7,553,936)
Non-controlling interest	(7,018)	-	(7,018)
	$(7,474,066)	$(86,888)	$(7,560,954)

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2012 and 2011

The adoption of IFRS has had no impact on the net cash flows of the Company.

(a)	Assets held for disposal and income from discontinued operations

Under Canadian GAAP, the Company’s former subsidiary, Watt International Inc., recognized revenue under the completed contract method. In accordance with IFRS, the Company changed their accounting policy for revenue recognition to the percentage–of- completion method, as the completed contract method is not an acceptable policy under IFRS. The application of the percentage-of-completion method results in earlier recognition of revenue. The impact of applying this change in policy was an adjustment to work-in-progress and accrued revenue at October 1, 2010 in the amount of $70,815 and $16,073, respectively. In the year ended September 30, 2011, an additional $86,888 was recognized. Upon retrospective reclassification to discontinued operations, a related adjustment was made from continuing operation to discontinued operations for the year ended September 30, 2011. There was no adjustment to the balance sheet at September 30, 2011 as the sale of the subsidiary was completed prior to the period end.

Item 18: Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19: Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles dated December 19, 2011(Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed on December 21, 2011)
1.2*	Notice of Articles of Merus Labs International Inc. dated October 1, 2012
1.3*	Certificate of Amalgamation dated October 1, 2012
4.1	An Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010. (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)
4.2	An Asset Purchase Agreement between Merus Labs and Iroko International LP dated May 13, 2011. (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)
4.3	An Arrangement Agreement between Old Merus and Envoy dated November 10, 2011. (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)
4.4*	Asset Purchase Agreement between Novartis Pharma AG and Merus Labs Luxco SARL dated July 11, 2012 (portions of the exhibit has been omitted pursuant to a request for confidential treatment)
4.5*	Credit Agreement among Merus Labs International Inc., Merus Labs Luxco S.A R.L., Merus Labs Inc., ECG Holdings Inc., Merus Labs Netherlands B.V. and PDL BioPharma, Inc. dated July 10, 2012 (portions of the exhibit has been omitted pursuant to a request for confidential treatment)
8.1	Subsidiaries (contained in Item 4.C hereof)
11.1	Code of Business Conduct (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
11.2	Complaint Procedures for Accounting and Auditing Matters (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
11.3	Board Mandate (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
15.2	Compensation Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
15.3	Nominating and Corporate Governance Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
16.1	Letter dated February 27, 2012 from Saturna Group Chartered Accountants LLP has re change in certifying accountant. (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 20, 2012)
16.2	Letter dated April 3, 2012 from PricewaterhouseCoopers LLP re change in certifying accountant. (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 20, 2012)

*Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MERUS LABS INTERNATIONAL INC.

Date: January 2, 2013	/s/ ELIE FARAH

Name: Elie Farah
Title: Chief Executive Officer