Form 20-F/A
period 2012-09-30
Merus Labs International Inc.
filed 2013-05-31
CIK 1031516

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
30 St. Patrick St., Ste. 301, Toronto, Ontario, Canada M5T 3A3
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
[X] YES     [   ] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted (Not applicable) pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
[   ] YES     [   ] NO

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F, which was originally filed with the Securities and Exchange Commission on January 2, 2013 (the "Form 20-F"), is being filed solely to replace Exhibit 4.4 and Exhibit 4.5 to the Form 20-F. Other than as expressly set forth in this Explanatory Note, this Amendment No. 1 does not amend or modify any other items in the Form 20-F or any of the exhibits included as part of the Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles dated December 19, 2011(Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed on December 21, 2011)
1.2	Notice of Articles of Merus Labs International Inc. dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F filed on January 2, 2013)
1.3	Certificate of Amalgamation dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F filed on January 2, 2013)
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

8.1	Subsidiaries (contained in Item 4.C hereof)
11.1	Code of Business Conduct (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
11.2	Complaint Procedures for Accounting and Auditing Matters (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
11.3	Board Mandate (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
15.2	Compensation Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
15.3	Nominating and Corporate Governance Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005).
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

*Attached herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MERUS LABS INTERNATIONAL INC.

Date: May 30, 2012	/s/ Andrew Patient

Name: Andrew Patient
Title: Chief Financial Officer