Form 20-F
period 2013-09-30
Merus Labs International Inc.
filed 2013-12-31
CIK 1031516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2013

OR

[   ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 OR

[   ] Shell company report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _____________

Commission file number 000-30082

MERUS LABS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

__________________________________________________
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

100 Wellington St. West, Ste. 2110, Toronto, Ontario, Canada M5K 1H1
(Address of principal executive offices)

Andrew Patient, Tel. 416-593-3725 Fax 416-593-4434,
100 Wellington St. West, Ste. 2110, P.O. Box 151, Toronto Ontario, Canada M5K 1H1
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
As at September 30, 2013, there were 38,391,512 common shares outstanding.

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
[   ] YES     [   ] NO

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer:

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

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

All information contained in this Annual Report is as of November 30, 2013, unless otherwise indicated. All references to Common Shares are to the common shares of Merus.

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

  the acceptance of the Company’s products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  the Company's ability to service existing debt;

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

  core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

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

The reader is further cautioned that the preparation of financial statements in accordance with International Financial Reporting Standards as issuable by the International Accounting Standards Board (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

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

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected Financial Data

The following tables sets forth selected financial data for our company for the fiscal years indicated below and should be read in conjunction with the more detailed audited consolidated financial statements and the related notes thereto (the “Consolidated Financial Statements”) appearing under Item 17 in this Form 20-F and the discussion under Item 5 “Operating and Financial Review and Prospects” herein. The selected consolidated financial data does not include statements of operations data or balance sheet data of any acquired operations prior to their respective acquisition effective dates. Our historical results are not necessarily indicative of the results that may be expected for any future period. The Consolidated Financial Statements have been prepared by management in accordance with IFRS for fiscal years 2013, 2012 and 2011.

Fiscal Years Ended September 30	2013	2012	2011

(all amounts in thousands except per share data)

Revenue	$28,386	$9,258	$-

Loss From Continuing Operations	(1,730)	(20,940)	(6,795)

(Loss) Earnings From Discontinued Operations	(1,372)	219	(766)

Loss From Continuing Operations Basic Earnings Per Share	(0.05)	(0.91)	(0.85)

Loss From Continuing Operations Diluted Earnings Per Share	(0.05)	(0.91)	(0.85)

Net Loss	(3,102)	(20,721)	(7,561)

Net Loss Per Share Basic	(0.09)	(0.90)	(0.94)

Net Loss Per Share Diluted	(0.09)	(0.90)	(0.94)

As at September 30	2013	2012	2011
(all amounts in thousands)

Current Assets	$16,700	$13,060	$9,891

Total Assets	87,040	92,379	11,019

Total Debt(1)	38,066	54,087	-

Shareholders’ Equity	43,919	35,264	10,333

Deficit	(52,972)	(49,870)	(29,149)

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

Exchange Rates:

On December 6, 2013 the noon buying rate for Canadian dollars as certified for customs purposes by the Federal Reserve was $1.00 U.S. to $1.0663. The following table sets forth for the periods indicated certain information regarding the exchange rates of Canadian dollars into U.S. currency. The rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve.

	Fiscal Year Ended September 30,
	2013	2012	2011
Average (1)	1.0199	1.0029	0.9872

1.	The Average rate means the average rates each period, calculated by using the average of the exchange rates on the last day of each month during the fiscal period.

	For the Month Ended
	November	October	September	August	July	June
	2013	2013	2013	2013	2013	2013
High	$1.0597	$1.0454	$1.0532	$1.0554	$1.0578	$1.0532

Low	$1.0414	$1.0282	$1.0237	$1.0297	$1.0259	$1.0170

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

We may not be able to implement our strategy to grow our business and expand our revenues.

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

If we are not able to acquire the license rights to new products, we may not be able to execute our business strategy and generate revenues as planned.

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

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

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

The core patents protecting our Vancocin® products expired on July 13, 2010 and the core patents protecting our ENABLEX products expire in August 2016, which could result in significant competition from generic products and could result in a significant reduction in sales. In such situations, in order to continue to obtain commercial benefits from our products, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. In the event that competition develops from generic products, this competition could have a material adverse effect on our business, financial condition and operating results. The entrance into the market of a generic pharmaceutical product may erode the branded product’s market share which may have a material adverse effect on our business, financial condition and results of operations. In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

We may not be able to protect and maintain our intellectual property and licensing arrangements which could impact our ability to compete effectively in our targeted markets.

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

Unexpected products safety or efficacy concerns may arise and result in unanticipated costs associated with product liability defence claims and potential reduction in revenues.

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales, as well as product liability, consumer fraud and/or other claims. This could have a material adverse effect on our business, financial results and operating results.

Uncertainty can arise regarding the applicability of our proprietary information which could result in unanticipated competition.

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

We have significant liabilities which require us to generate significant cash flows from operations in order to make mandated payments of principal and interest

We have incurred significant liabilities in connection with the acquisition of our current product line. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these products to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current debt facility or our outstanding convertible debentures should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions or refinance current liabilities.

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

We may not be able to implement our business strategy which may impair our ability to generate future revenues.

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that we will be successful in the implementation of our business strategy.

We may not be able to continue to meet certain covenants under its existing credit facilities and our inability to meet these covenants could result in acceleration of our long term liabilities.

Our credit facilities require us to maintain specified collateral coverage ratios and satisfy financial covenants. There can be no assurance that we will be able to continue to meet certain covenants under its existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This may negatively affect our financial condition, business and operating results. Our credit facility also contains restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to:

  incur additional indebtedness;
  repurchase certain indebtedness;
  pay dividends, redeem stock or make other distributions;
  make investments;
  create certain liens;
  transfer or sell assets;
  merge, consolidate or sell all or substantially all of our assets;
  create restrictions on the ability of our restricted subsidiaries to make payments to us; and
  enter into certain transactions with our affiliates.

The restrictions in our credit facilities governing our other indebtedness may prevent it from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If we are unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

We rely on third parties to undertake promotion and distribution of our products in certain markets and their inability to successfully market our products may impact on our ability to generate revenues in these markets.

We have entered into promotion and distribution agreements with selected partners in certain European countries for our Enablex product. We will rely on these partners to undertake marketing and sales efforts in countries for which promotion and distribution rights have beene granted. There is no assurance that our partners will effectively be able to achieve significant sales of products in their respective territories and their inability to do so may impact adversely on our revenues and our results of operations.

We rely on third parties to manufacture our products and the inability of these third parties to manufacture our products in accordance with our requirements may impact on our ability to generate revenues.

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

We will rely on third parties to perform distribution, logistics, regulatory and sales services for our products and their inability to perform these services in accordance with our requirements could cause our business to suffer.

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

The publication of negative results of studies or clinical trials may adversely impact market demand for our products.

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

We must successfully integrate any products that we acquired or will acquire in the future in order that we can generate anticipated revenues from these products.

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

Our inability to attract and retain key managerial personnel may adversely impact our ability to carry out our business operations and strategies as planned.

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

Increases in sales may attract generic competition which could impact on the prices that we are able to charge for our products.

If sales of any of our products that no longer enjoy market exclusivity or are not sufficiently protected by associated intellectual property were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with our products. Increased generic competition would have a material adverse effect on our business and financial results.

Our business is subject to limitations imposed by government regulation which may increase our costs of regulatory compliance as well as impact adversely on our ability to market and sell our products.

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

We cannot ensure that our estimated reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows

We may be subject to the risks of foreign exchange rate fluctuation which could result in foreign exchange losses.

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

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. we are required to mark to market our held-for-trading investments at the end of each reporting period. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavourable effect on our financial position.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

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

Merus may be subject to certain regulations that could restrict Merus’ activities and abilities to generate revenues as planned.

From time-to-time, governments, government agencies and industry self- regulatory bodies in Canada, the United States, the European Union and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

Risks Relating to our Common Shares

There are unexercised share purchase warrants and stock options outstanding. If these are exercised, the investor’s interest in our Common Shares will be diluted.

As of November 30, 2013, there were 38,391,512 Common Shares issued. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, Merus would be required to issue up to an additional 4,760,950 Common Shares, or approximately 12% of Merus’ issued and outstanding Common Shares as of November 30, 2013. In addition, if the option to convert the outstanding convertible debentures was exercised, we would be required to issue an additional 6,666,666 shares or approximately 17% of our issued and outstanding Common Shares. These issuances would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of our Common Shares to decline and it could result in the creation of new control persons. In addition, our stockholders could suffer dilution in the net book value per share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

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

We are authorized to issue an unlimited number of Common Shares, of which 38,391,512 shares were issued and outstanding as of November 30, 2013 and an unlimited number of Preferred Shares, of which none were issued and outstanding as of November 30, 2013. Our board of directors has the authority to cause us to issue additional Common Shares without the consent of any of our stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Common Shares in the future.

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

Principal Office

Our head office is 100 Wellington St. West, Suite 2110, Toronto, Canada M5K 1H1. We may be reached by telephone at (416) 593-3725 or facsimile at (416) 593-4434. Our website is www.meruslabs.com. Information contained on our website does not constitute a part of this Annual Report.

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

Envoy was incorporated under the laws of the Province of British Columbia, Canada in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Envoy was engaged in the business of a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies from 2006 through to 2011. Envoy was continued to the Province of British Columbia in connection with the amalgamation with Old Merus.

We have the following wholly owned subsidiaries: Merus Labs Luxco S.a.r.L., governed by the laws of Luxembourg; Merus Labs Netherlands B.V., governed by the laws of Netherlands; ECG Holdings Inc., governed by the laws of Delaware, US; and Orbis Pharma Inc., governed by the laws of Ontario.

Our Common Shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

Important Events

On May 13, 2011, Merus Labs Inc. (“Merus Labs”), at that time a subsidiary of Old Merus, acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell Vancocin® in Canada, from Iroko International LP, a subsidiary of Iroko Pharmaceuticals, LLC (“Iroko”). Merus Labs acquired Vancocin® for total consideration of approximately US$20 million. Vancocin® capsules are indicated for the treatment of:

  Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

  Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

On September 30, 2011, Envoy announced that it had completed the divestiture of its wholly-owned subsidiary, Watt International Inc. The sale of Watt International completed the plan to restructure the business through divestiture of all non-merchant banking assets.

On March 7, 2012, we completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”) for total consideration of $4.0 million paid in full on closing. FACTIVE® is a FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Factive has not been commercialized in Canada. Pursuant to the acquisition, we acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. We subsequently entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. to market the product in the United States.

On May 29, 2012, we announced the closing of a short form prospectus financing of 5,556,000 Common Shares at a price of CAD$1.80 per Common Share for gross proceeds of CAD$10,000,800.

On July 11, 2012, we acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. The acquisition was completed pursuant to an asset purchase agreement dated July 11, 2012 between Merus Labs Luxco SARL, one of our wholly owned subsidiaries, and Novartis Pharma AG (the “Novartis Acquisition Agreement”). Under the Novartis Acquisition Agreement, we acquired a fully paid-up license for the Emselex®/Enablex® (darifenacin) for the territories of Canada and Europe (exclusive of France, Spain and Italy) for a purchase price of US$63 million. We have paid the purchase price in full by way of a $35 million up-front cash payment and a $20 million vendor take back note issued in favour of Novartis which matured on July 11, 2013 (the “Novartis VTB Note”). Pursuant to the acquisition, we acquired the license to the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

We funded the Emselex®/Enablex® acquisition with cash on hand and a debt facility provided to us by PDL BioPharma, Inc., a company supporting the healthcare industry with creative financing solutions (“PDL BioPharma”). A credit facility of up to US$55 million was provided by PDL BioPharma. US$35 million of this amount was drawn down upon acquisition of the asset with a further US$20 million guaranteed through a letter of credit facility. We paid the balance of the purchase price from cash on hand, of which, US$4 million had been paid as a deposit at June 30, 2012. The PDL BioPharma loan bore interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until maturity on March 31, 2015. We used the unpaid balance of the credit facility to repay the $20 million Novartis VTB Note at maturity in July 2013. The full amount owing under the PDL BioPharma credit facility was repaid in full upon completion of the refinancing described below.

On June 7, 2013, we completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes.

On August 26, 2013, we sold the North American rights to FACTIVE® to Okana Ventures Inc. [OTC BB: OKNV] for gross proceeds of approximately US$3.4 million. Pursuant to the definitive agreements, we divested the license to the FACTIVE® trademark and patent, inventory on hand, various contingent liabilities, and certain related intellectual property and other information and materials required to market the brand in the North American market. The gross proceeds from the divestiture are comprised of a cash payment of US$2.2 million paid on closing, a non-contingent deferred cash payment of US$800,000 to be paid in quarterly instalments over the next 15 months, and 3 million shares of OKNV. We determined to sell our rights due to the inherent challenges associated with the product and the need for additional investment.

On September 24, 2013, we entered into a new senior secured debt facility with a syndicate of Canadian chartered banks. We used the proceeds of the new facility, in combination with the convertible debenture described below, to repay the Company's credit facility with PDL BioPharma at a lower rate and extended term. The new facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.0%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. In connection with this refinancing, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at September 30, 2013.

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

Once a product is acquired, our experienced team implements a focused sales and marketing plan to promote the product with the goal of increasing sales and market share. Our corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. This approach allows us to source pharmaceutical products across broad therapeutic classes which provides access to acquisition targets not available to other players and creates a diversified strategy. Although we have a broad therapeutic focus, opportunities will be pursued if the application of a dedicated small scale sales force can deliver incremental product sales growth. The geographic focus is the United States, Canada, and Europe. Our corporate strategy results in a diversified product portfolio approach. To manage such a product portfolio, a low cost operating model has been implemented in which there is a light infrastructure footprint. We have partnered with third party contract manufacturing and regulatory service providers to leverage their expertise but still maintain maximum flexibility.

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

Intellectual Property

We will rely on a combination of regulatory and patent and trademark rights to protect our investment in the products that we acquire. We believe that trademark protection is an important part of establishing product and brand recognition and that these rights are an important component of our ability to be able to effectively market and sell the products that we acquire. We will rely on patent protection for products that we acquire in order to provide protection from generic pharmaceutical products during the remaining life of patents that apply to the products that we acquire. A patent is the grant of a property right which allows its holder to exclude others from, among other things, selling the subject invention in, or importing such invention into, the jurisdiction that granted the patent. In the U.S., Canada and the European Union, patents expire 20 years from the date of application.

Our Competitors

Competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area or region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands. We expect to compete with a variety of drug companies. However, the initial portfolio is comprised of products with several years of remaining patent life or established brands.

With respect to its acquisition strategy, we expect to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To our knowledge, few, if any, companies are currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow. In addition, since we are not focused on specific therapeutic classes, we will have the ability to purchase diversified products and product bundles.

We face increased competition from manufacturers of generic pharmaceutical products when patents covering certain of our currently marketed products expire or are successfully challenged. Generic versions are generally significantly less expensive than branded versions, and, where available, may be required in preference to the branded version under third-party reimbursement programs, or substituted by pharmacies. If competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products can be subject to progressive price reductions or decreased volume of sales, or both. Most products that we acquire must compete with other products already on the market or products that are later developed by competitors. Manufacturers of generic pharmaceuticals typically invest far less in research and development than research-based pharmaceutical companies and therefore can price their products significantly lower than branded products. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. Our Vancocin product faces generic competition in Canada, as discussed below.

PRODUCT SUMMARY

We currently have products in the area of urology/women's health and anti-infectives.

Urology / Women's Health

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

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

Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales threshold for Novartis, the company decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. The core patents protecting the Emselex®/Enablex® (darifenacin) product expire in August 2016.

Acquisition of Emselex®/Enablex® (darifenacin) Product Rights

In July 2012, we acquired from Novartis the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

Transition Period under Novartis Acquisition Agreement

The acquisition of the license rights to Enablex were completed pursuant to the Novartis Acquisition Agreement. As part of this agreement, we entered into a transition services and supply agreement with Novartis to facilitate the seamless and efficient transfer of the product to us. The agreement required that Novartis continue to manufacture, distribute, and promote the Enablex product in the licensed territories until we had obtained the necessary marketing authorizations to allow us to take over these functions as principal. During this transition period, Novartis provided us with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. We relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Enablex on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses. During April and May 2013, substantially all marketing authorizations for Enablex were transferred to us and we began selling directly to third parties and took over all other responsibilities for purchase and sale of the product. As a result, we determined we were acting as the principal in the sales of Enablex as opposed to an agent. As such, revenues for sales of Enablex made by the Company acting as principal were accounted for on a gross basis, as opposed for on a net-basis.

Promotion and Distribution Agreements

As we have acquired the product rights in a number of European countries in which the product is not being actively marketed, we have partnered with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

In January 2013, the Company entered into promotion and distribution agreements with selected partners in certain European countries for the Emselex®/Enablex® product. The partner companies and corresponding territories are as follows; POA Pharma Scandinavia AB (Nordic countries defined collectively as Denmark, Norway, Sweden, Finland, and Iceland), Proximum d.o.o (Croatia), and SPCare Lda (Portugal). Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. The general structure of the arrangements are such that the partners contribute the local marketing and sales resources in exchange for a portion of the incremental net sales generated above the current annual baseline net sales. The territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years.

In February 2013, we entered into promotion and distribution agreements with partners in Canada and Slovenia for the Company's Emselex®/Enablex® product. The partner companies and corresponding territories are as follows; NorrizonRx Sales and Marketing Group Inc. (Canada) and Proksimum Pharma d.o.o. (Slovenia). Under the terms of the agreements, the partner companies have been granted exclusive rights to market and sell Emselex®/Enablex® in their respective territories.

On April 16, 2013, a wholly owned subsidiary of Merus received approval from Health Canada with regards to the marketing authorization (NOC) transfer of Emselex®/Enablex® from Novartis. Following this approval, we have re-launched the Emselex®/Enablex® product in Canada and we are devoting significant sales and marketing resources to the Canadian market.

On August 20, 2013, our wholly owned subsidiaries, Merus Labs B.V and Merus Labs Luxco S.à R.L., entered into promotion and distribution agreements with selected partners in certain European countries. The partner companies and corresponding territories are as follows: Merz Pharma (Schweiz) AG (Switzerland), Arriani Pharmaceuticals SA (Greece), Vivax Pharmaceuticals s.r.o (Slovakia) and Eurocept B.V (Belgium). Under the terms of the agreements, our partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. The general structure of the arrangements are such that the partners contribute the local marketing and sales resources in exchange for a portion of the incremental net sales generated above the current annual baseline net sales. Other than Switzerland for which Merz had a previous Emselex®/Enablex® marketing and sales arrangement with Novartis, the territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years.

In September 2013, we, through our wholly owned subsidiary, Merus Labs Luxco S.à R.L., entered into a contract sales agreement with Ashfield In2Focus Limited to provide certain sales and promotion services for Emselex®/Enablex® in the United Kingdom.

We have entered into these promotion and distribution agreements with partner companies in order to access our partners’ knowledge and expertise in their local markets. Our strategy is for Emselex®/Enablex® to become a major growth driver for the Company and we believe these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

Contract Manufacturing

We have entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®. Once this operational transition period is concluded, we will manage the manufacturing under the contract manufacturing agreement.

Customers

We have established a number of marketing and promotional agreements in various countries throughout Europe. The counterparties to these agreement effectively become our sole customers in that region. As such, we have a limited number of customers, each with contractual arrangement and sales incentives. In Canada, Enablex is sold through similar channels as our other Canadian products, whereby a large majority of the sales are to large national wholesalers.

Competitive Conditions

There are several other drugs in the over-active bladder market which compete directly with Enablex. Each drug has a certain risk profile and incompatibilities. We believe Enablex is a superior product which compares favourably in certain key areas. The core patents protecting our Enablex® products expire in August 2016, which could result in significant competition from generic products. We plan to employ a host of strategies in order to stay competitive in changing market conditions.

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

Vancocin

In May 2011, Old Merus acquired Vancocin (vancomycin hydrochloride) capsules from Iroko. According to IMS Canada, Vancocin® 125mg and 250mg capsules had combined total sales of approximately $7.8 million in 2010. The core patents protecting our Vancocin products expired on July 13, 2010.

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

Changes in the Competitive Landscape

In December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed its intentions to market a generic Vancomycin capsule product and in November 2012 gained reimbursement listing status in a number of provinces. The entry of this generic product has had a material adverse effect on the sales of Merus’ branded Vancocin capsules and other existing and future market entrants may also have a material adverse effect on sales.

Also, the future of Vancocin may be affected by new therapies such as DIFICID® (Fidaxomicin), a macrocyclic antibiotic, which may replace the use of Vancocin. DIFICID®was found to be non-inferior to vancomycin against C Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, DIFICID®is currently being sold in Canada at a much higher price than that of Oral Vancocin®.

In June 2012, Optimer Pharmaceuticals, Inc. (“Optimer”) received approval from Health Canada for its product DIFICID®. DIFICID® is another method for the treatment of Clostridium Difficile (“C. Difficile”) infection. Optimer asserts that DIFICID® has a lower recurrence rate than Vancocin®. If Optimer is able to demonstrate that DIFICID® is preferable to Vancocin®, the business of Merus would be adversely affected.

Wound Care Franchise

In September 2010, Old Merus entered into a definitive agreement with Innocoll Pharmaceuticals Limited (“Innocoll”) to license in, on an exclusive basis, three advanced wound care products for the Canadian market. As of the date of this MD&A, the Company has not launched any of its wound care products and the Company has decided not to pursue this product line due to a refocusing of management priorities.

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

Government Regulation

Government authorities in the U.S., at the federal, state and local level, in Canada and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products and medical devices. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. FDA approval must be obtained in the U.S., approval of Health Canada must be obtained in Canada, EMA approval must be obtained for countries that are part of the European Union and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products or medical devices for use by humans. Regulation by other federal agencies, such as the Drug Enforcement Administration (“DEA”), and state and local authorities in the United States, and by comparable agencies in certain foreign countries, is also required. The FTC, the FDA and state and local authorities regulate the advertising of medical devices, prescription drugs, over-the-counter drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended (“FDCA”) and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, sale, distribution, advertising and promotion of our products. The FDA requires a Boxed Warning (sometimes referred to as a “Black Box” Warning) for products that have shown a significant risk of severe or life-threatening adverse events and similar warnings are also required to be displayed on the product in certain other jurisdictions.

Manufacturers of drug products and medical devices are required to comply with manufacturing regulations, including current good manufacturing regulations enforced by the FDA and Health Canada and similar regulations enforced by regulatory agencies outside the U.S. and Canada. In addition, we are subject to price control restrictions on our pharmaceutical products in many countries in which we operate.

We are also subject to extensive U.S. federal and state health care marketing and fraud and abuse regulations, such as the federal False Claims Act, Federal and Provincial marketing regulation in Canada and similar regulations in foreign countries in which we may conduct our business. The federal False Claims Act imposes civil and criminal liability on individuals or entities who submit (or cause the submission of) false or fraudulent claims for payment to the government. If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.

D.           Property, Plants and Equipment

We currently have offices in Toronto, Montreal and Vancouver, Canada, as well as in Luxembourg. The material terms of our leases are as follows:

Our head offices consist of approximately 1,750 square feet located at 100 Wellington St. West, Suite 2110, Toronto, Ontario. These premises have been leased pursuant to a lease with a term that commenced on January 1, 2013 and expires December 31, 2017 at a current annual rent of $105,600.

Our Vancouver office is located at 470 Granville St., Ste. 504, Vancouver, BC and our Montreal office is located at 100 Alexis-Nihon, Ste. 910, Montreal, PQ H4M 2P5. The Montreal office consists of approximately 1,000 square feet at a current annual rent of $27,240. The current lease expires August 31, 2014. The Vancouver office consists of approximately 1,000 square feet at a current annual rent of $24,432, expiring June 2017, with an option to terminate on 60 days notice after March 31, 2015.

The Luxembourg office consists of shared executive space in a professional services facility. Monthly rent is approximately $1,600 and the lease may be terminated upon 60 days notice.

Item 4A: Unresolved Staff Comments

None.

Item 5: Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of Merus and the Notes relating thereto, included as item 17 in this Form 20-F. The information contained in this Item 5 refers to Financial Statements of Merus, which are presented in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

U.S. readers are cautioned that IFRS differs in certain significant respects from U.S. GAAP. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

Presentation of Financial Information

We acquired Old Merus on December 19, 2011 pursuant to the amalgamation of the Company and Old Merus to form a new amalgamated entity under the name “Merus Labs International Inc.”. We have accounted for the amalgamation as an acquisition of Old Merus using the acquisition method of accounting, with the Company as the acquirer, and with the acquisition of the assets and liabilities of Old Merus being recorded at fair value. The common shares that we issued to complete the acquisition were valued using the market price at the time of the amalgamation and the stock options and share purchase warrants issued were valued using the Black-Scholes pricing model. Details as to the purchase price allocation are provided in Note 3 to our audited financial statements presented in Item 17 to this Form 20-F.

Based on this accounting, our results of operations for the year ended September 30, 2012 include the operations of Old Merus from December 20, 2011, the first day following the amalgamation, to September 30, 2012. We have presented pro-forma financial information showing our results of operations for the year ended September 30, 2012 had the acquisition occurred as at October 1, 2011 in Note 3 to our audited financial statements presented in Item 17 to this Form 20-F. This pro-forma financial information is presented for information purposes only and does not purport to represent what our operating results would have been had the acquisition occurred as at October 1, 2011 or to project our results of operating for any future period.

A. Operating Results

Overview

We incurred a net loss of $3,102,129 for fiscal 2013 compared to a net loss of $20,720,548 for fiscal 2012. The reduction to our net loss was primarily attributable to increased revenues in fiscal 2013 over fiscal 2012 and significant non-recurring impairment charges that were incurred in fiscal 2012.

For the year ended September 30, 2013, EBITDA1 was $18,372,453, compared to $2,694,534 for the prior year. Adjusted EBITDA1, which adds back non-cash share based compensation expense and acquisition costs, was $19,365,502, compared to $5,427,774 for the prior year comparative period. As at September 30, 2013, the Company had an accumulated deficit of $52,972,037.

Cash provided by continuing operations of the Company was $11,464,696 for the year ended September 30, 2013, compared to cash provided by continuing operations of $640,506, for the year ended September 30, 2012. Cash provided by (used in) discontinued operations of the Company for the same periods were $1,512,137 and ($796,451), respectively.

1EBITDA – Non-IFRS Financial Measures

The term EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization, foreign exchange gains or losses and unusual items; such as writedowns and gains or losses on intellectual property and investments. The Company believes EBITDA to be an important measurement that allows it to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization expenses, debt service obligations and other non-operating items. The Company excludes amortization expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company's method for calculating EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to EBITDA used by other issuers.

	Fiscal 2013	Fiscal 2012	Fiscal 2011

Loss from continuing operations	$(1,729,823)	$(20,939,992)	$(6,794,626)

Amortization	11,254,497	3,855,604	-
Depreciation	2,826	5,015	17,062
Interest expense	5,462,466	1,466,151	10,865
Income tax expense (recovery)	557,518	(1,608,758)	-
Investment expense (income) and impairment	1,216,406	(467,001)	(1,882,347)
Foreign exchange losses (gains)	1,608,563	(1,825,206)	-
Impairment charges	-	22,208,721	-
Restructuring costs	-	-	6,061,413

EBITDA	$18,372,453	$2,694,534	$(2,587,633)
plus:
Non-cash stock based compensation	993,049	2,214,421	938,176
Acquisition costs	-	518,819	-

Adjusted EBITDA	$19,365,502	$5,427,774	$(1,649,457)

Selected Annual Information

	Fiscal 2013	Fiscal 2012	Fiscal 2011

Revenue	$28.4 million	$9.3 million	$nil

Gross margin	$25.9 million	$8.4 million	$nil

Net (loss) earnings:
From continuing operations	($1.7) million	($20.9) million	($6.8) million
From discontinued operations	($1.4) million	$0.2 million	($0.8) million

Total	($3.1) million	($20.7) million	($7.6) million

Net (loss) earnings per share
Total
Basic	($0.09)	($0.90)	($0.94)
Diluted	($0.09)	($0.90)	($0.94)

From continuing operations
Basic	($0.05)	($0.91)	($0.85)
Diluted	($0.05)	($0.91)	($0.85)

From discontinued operations
Basic	($0.04)	$0.01	($0.09)
Diluted	($0.04)	$0.01	($0.09)

As at:	Sep 30, 2013	Sep 30, 2012	Sep 30, 2011

Total assets	$87.0 million	$92.4 million	$11.0 million

Total long-term financial liabilities	$30.0 million	$22.2 million	$nil

Cash dividends declared	$nil	$nil	$nil

Results of Operations for the Year Ended September 30, 2013 and 2012

Revenues and Gross Margin

Revenues were $28,385,968 for the year ended September 30, 2013 compared to revenues of $9,257,843 for the year ended September 30, 2012. All revenues in fiscal 2013 were attributable to sales of Vancocin and Enablex. Sales attributed to Factive during fiscal 2013 and fiscal 2012 are reflected under income from discontinued operations.

Gross margin for the year ended September 30, 2013 was $25,934,777 (91%) compared to gross margin of $8,390,720 (91%) for the year ended September 30, 2012. The Company expects that gross margin as a percentage of revenues will decline in 2014 as the Company continues the shift to reporting revenues from Enablex on a gross basis, rather than on a net basis, as discussed below.

Revenues attributable to Enablex for the year ended September 30, 2013, recorded partially on a net basis, were $22,234,391, after deducting costs of goods sold and marketing costs. Revenues from Enablex for the prior year ended September 30, 2012, which reflected revenues from the date of acquisition (July 11, 2012) through September 30, 2012 calculated entirely on a net basis, were $2,351,911. Until the beginning of the third quarter of 2013, the Company recorded revenues in the statements of operations relating to Enablex on a net basis whereby revenues net of cost of goods and marketing and selling expenses are recorded due to a period of transition under the Novartis Acquisition Agreement whereby Novartis continued to provide certain sales and distribution functions while the parties worked through the process of transferring the necessary marketing authorizations. The Company has now transferred the majority of marketing authorizations in the territories in which it operates. Until the marketing authorizations transferred, the Company was reporting revenues from Enablex on a net basis, equal to the net compensation it received from Novartis. Beginning in the third quarter, revenues and costs of goods, along with marketing expenses, were reported on a gross basis within the financial statements. Had the Company reported Enablex on a gross basis for the entire year, revenues for the year ended September 30, 2013 for in-market net sales for Enablex would have been $26,494,618 and cost of goods sold and sales and marketing expenses would have been higher by $3,471,668 and $788,559, respectively. EBITDA would be unchanged.

Revenues attributable to Vancocin were $6,151,577 for the year ended September 30, 2013, compared to $6,905,932 for the year ended September 30, 2012. For the comparative year ended September 30, 2012, net sales on a pro-forma basis, which reflect the net sales of Vancocin if the Company had acquired Old Merus as of October 1, 2011, were $9,389,108. The decrease in revenue from this product in the current fiscal year was primarily due to the entry of a generic Vancomycin which received reimbursement status in several provinces during the Company's fiscal 2013 first quarter.

Operating Expenses

Operating expenses for the year ended September 30, 2013 were $7,562,324, compared to $5,696,186 for the prior period ended September 30, 2012. Excluding the impact of non-cash share based compensation, operating expenses in the current year increased by $3,087,510 compared to the same period in 2012. This was due primarily to an increase in sales and marketing and general and administrative expenses from active operations as a specialty pharmaceutical company as well as increased costs associated with a full year of operations of Enablex. The addition of this product in late fiscal 2012 led to additional overhead expenses relating to establishing operations in Europe, as well as additional sales and marketing costs. This increase is offset by acquisition costs of $518,819 related primarily to the amalgamation of Old Merus and Envoy that were incurred during fiscal 2012. While acquisition costs related to the amalgamation are not expected to recur, the Company anticipates there will be additional acquisition costs going forward related to the acquisition of new products and revenue streams.

Included in operating expenses, the Company incurred sales and marketing expenses of $1,165,353 for the year ended September 30, 2013, compared to $281,272 for the year ended September 30, 2012. The increase in sales and marketing costs in the current year is due to expenses for Enablex which are now being incurred directly rather than netted against revenue, as was the case while the Company completed its transition stage during which Novartis was manufacturing, distributing, and promoting the product.

Amortization of Intangible Assets and Impairment Charge

The year ended September 30, 2013 included amortization expense of $11,254,497 related to Vancocin product rights and Enablex product rights and patents. During the year ended September 30, 2012, the Company owned Enablex for less than three months and Vancocin for approximately nine months, resulting in lower amortization of just $3,855,604 for the comparative period.

An impairment charge of $22,208,721 was recognized for the year ended September 30, 2012 in relation to the Company’s Vancocin and wound care products and associated goodwill. $5,532,624 of the charge related to the Vancocin and wound care product intangible assets. In connection with the impairment of the Vancocin product rights, management also tested the Company’s goodwill for impairment. The recoverable amount of the cash-generating unit (“CGU”) to which goodwill had been allocated was assessed to be less than its carrying amount. Based on this analysis, the carrying amount of goodwill was reduced to its recoverable amount through recognition of an impairment charge of $16,676,097 against the goodwill. Management determined no evidence of additional impairment existed at September 30, 2013.

Interest Expense, Investment Income, and Foreign Exchange Gains and Losses

Interest expense of $5,462,466 was incurred during the year ended September 30, 2013, primarily as a result of the credit facility entered into with PDL BioPharma, Inc. in connection with the acquisition of Enablex, which was not in place for most of the comparative period, resulting in a lower amount of $1,466,151 of interest expense for fiscal 2012. As the underlying debt was refinanced late in fiscal 2013, management expects these costs to be considerably lower going forward.

During the year ended September 30, 2013, the Company recognized impairment charges of $1,262,000 on its privately held investment. The impairment charges were based on new information regarding the financial condition of the respective investee company. The private company investment is a legacy investment made prior to the Company's amalgamation with Old Merus and is not a component of the Company’s core business.

Foreign exchange losses of $1,608,563 were recorded in the year ended September 30, 2013 primarily in relation to US dollar denominated debt incurred in connection with the acquisition of Enablex. The Company had a smaller amount of US dollar denominated debt during most of the year ended September 30, 2012, and a strengthening of the Canadian dollar late in fiscal 2012 contributed to a gain on foreign exchange of $1,825,206 for that period.

Discontinued Operations

Discontinued operations in fiscal 2013 and 2012 were attributable to operations of Factive. Loss from discontinued operations was $850,035 for the year ended September 30, 2013 compared to income of $219,444 for the prior year. The Company recorded a loss on disposal of discontinued operations, net of income taxes, of $522,271 in fiscal 2013 which was attributable to the sale of Factive rights and inventory.

Results of Operations for the Year Ended September 30, 2012 and 2011

The Company had a net loss of $20,720,548 (or $0.90 basic loss per share) for the year ended September 30, 2012 compared to a net loss of $7,560,954 (or $0.94 basic loss per share) for the year ended September 30, 2011. As the Corporation completed its amalgamation on December 19, 2011, results related to the pharmaceutical operations are included in the financial results beginning December 20, 2011. Results prior to that date reflect the operations of the Corporation’s former business as Envoy. As such, revenues generated from its merchant banking business were reclassified as ancillary income in the comparative periods, resulting in a nil gross margin for the year ended September 30, 2011. In addition, certain one-time costs were incurred as the Corporation restructured its management team. The Corporation incurred approximately $6.1 million in restructuring costs relating to severance and office closure. The Corporation also disposed of its former operating subsidiary, Watt International Inc., at the end of fiscal 2011 and, as such, results of this business have been reflected as discontinued operations.

Revenues and Gross Margin

Revenues for the year ended September 30, 2012 were $9,257,843 compared to nil for the year ended September 30, 2011. The nil revenues are a result of reclassifying amounts to conform to the current presentation as a pharmaceutical company as opposed to its former operations as a merchant bank. If the Company had amalgamated with Old Merus on October 1, 2011 and owned Vancocin during the full twelve month period, gross margin would have been $10,567,694 (or 90%), consisting of net sales of Vancocin and revenue from Enablex totalling $11,741,019 less cost of goods sold of $1,173,325. Sales of Vancocin from October 1 through December 31, 2011 were strong given the outbreak of C. Difficile throughout Canada during 2011 and as hospitals increased their supply of Vancocin for the approaching winter flu season. The Company recorded revenues relating to Enablex net of cost of goods and marketing and selling expenses in a single line, revenues, in the statements of operations during the period of transition from Novartis to Merus.

Operating Expenses

Operating expenses for the year ended September 30, 2012 were $5,696,186 compared to $2,587,633 in 2011. This was due primarily to an increase in general and administrative expenses from active operations as a specialty pharmaceutical company and non-cash charges for share based compensation as a result of the granting of equity compensation to the Company’s management team. In addition, the Company incurred sales and marketing expenses of $281,272 related to Vancocin. Sales and marketing costs for Enablex were netted against revenue as the Company completed a transition stage whereby Novartis continued to manufacture, distribute, and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions from a regulatory standpoint. .

Amortization of Intangible Assets and Impairment Charge

The 2012 period included amortization expense of $3,855,604 related to the licensing and distribution agreement, Vancocin product rights and Enablex product rights and patent, all of which were not owned by the Company during the 2011 period.

An impairment charge of $22,208,721 was recognized at September 30, 2012 in relation to the Company’s Vancocin and wound care products and associated goodwill, as discussed in the current year analysis.

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

Discontinued Operations

For the comparative period ended September 30, 2011, results included the Company’s former operating subsidiary, Watt International Inc. (“Watt”). The Company made a decision to divest of its consumer and retail branding unit in the third quarter of fiscal 2011. Thus, Watt’s results for fiscal 2011 are presented as discontinued operations. During the year ended September 30, 2011, the Company incurred a net loss from discontinued operations of $766,328 related to its consumer and retail branding group.

Summary of Quarterly Results

Prior period financial results

The Company divested of its Factive product in fiscal 2013 and, as such, results of this business have been reflected as discontinued operations.

Seasonality

Merus’ Vancocin® and Enablex product lines are generally not susceptible to fluctuations as a result of seasonal variations. Historic revenues for Vancocin® have not indicated that such product will have seasonal variations which would materially impact revenue.

	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Revenues	$9.13 million	$7.51 million	$5.46 million	$6.28 million
Gross margin	$7.62 million	$7.07 million	$5.20 million	$6.05 million

Net earnings (loss):
From continuing operations	$0.51 million	($0.11) million	($2.26) million	$0.13 million
Including discontinued operations	($0.05) million	($1.05) million	($2.30) million	$0.30 million
Net earnings (loss) per share:
From continuing operations:
Basic	$0.02	($0.00)	($0.07)	$0.00
Diluted	$0.02	($0.00)	($0.07)	$0.00
Including discontinued operations:
Basic	($0.00)	($0.03)	($0.07)	$0.01
Diluted	($0.00)	($0.03)	($0.07)	$0.01

EBITDA[1]	$5.29 million	$5.16 million	$3.48 million	$4.44 million

	Q4 2012	Q3 2012	Q2 2012	Q1 2012

Revenues	$4.40 million	$2.34 million	$2.21 million	$0.31 million
Gross margin	$4.16 million	$2.06 million	$1.91 million	$0.26 million

Net earnings (loss):
From continuing operations	($20.91) million	$0.33 million	($0.36) million	($0.29) million
Including discontinued Operations	($20.77) million	$0.67 million	($0.36) million	($0.29) million
Net earnings (loss) per share:
From continuing operations:
Basic	($0.69)	$0.01	($0.01)	($0.03)
Diluted	($0.69)	$0.01	($0.01)	($0.03)
Including discontinued operations:
Basic	($0.68)	$0.03	($0.01)	($0.03)
Diluted	($0.68)	$0.03	($0.01)	($0.03)

EBITDA[1]	$2.63 million	$0.94 million	($0.19) million	($0.69) million

(1) See definition of EBITDA above.

Liquidity and Capital Resources

Cash and Working Capital

We currently manage our capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. We had cash and cash equivalents of $8,084,367 and working capital of $3,621,264 as at September 30, 2013, compared to cash and cash equivalents of $3,462,919 and a working capital deficit of $21,508,320 as at September 30, 2012. The increase in cash and cash equivalents was primarily due to cash generated from operations during 2013. The substantial increase in our working capital was attributable to the refinancing of the PDL BioPharma credit facility in September 2013 which was repaid in full using the proceeds of the senior secured facility provided by a syndicate of Canadian chartered banks and the convertible debenture financing.

Long-Term Debt

Our new debt facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.0%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable.

In connection with the refinancing, we issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly.

Plan of Operations

Our plan of operations in the next twelve months is to satisfy short-term debt obligations using cash generated from operations, while strategically looking for new acquisitions. We may raise additional financing, if required, to pursue the acquisition of other pharmaceutical products. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses. We currently do not have any arrangements in place for additional financing should we determine to acquire any additional pharmaceutical products. There is no assurance that such financing will be available to us should we determine to acquire any additional pharmaceutical products.

Cash Provided by Continuing Operations

Cash provided by continuing operations of the Company were $11,464,696 for the year ended September 30, 2013, compared to $640,506 for the year ended September 30, 2012. The increase in cash from operations in fiscal 2013 was primarily a result of a full year of operations of the Company's largest product, Enablex, whereas in fiscal 2013, the product was only in the Company portfolio for less than three months. The Company also incurred considerably more one-time costs in the prior year period as it completed its amalgamation late in the first quarter of fiscal 2012.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities for the year ended September 30, 2013 was $10,472,891 and related mainly to repayments and refinancing of the Company's long-term debt, offset by cash raised under a private placement. We repaid long-term debt in the amount of $54,219,629 in fiscal 2013 that was attributable to the PDL BioPharma credit facility using proceeds from our new debt facility and the issuance of convertible debentures. In fiscal 2012, cash provided by financing activities was $62,293,179, most of which related to the original financing of the Enablex transaction in July 2012, but also included two equity financings - a private placement completed concurrent with the amalgamation as well as a prospectus offering in May 2012.

Cash Provided by (Used in) Investing Activities

Cash provided by investing activities were $2,117,506 for the year ended September 30, 2013 compared to cash outflows of $63,733,965 for the comparative year. Cash provided during fiscal 2013 related primarily to proceeds received on the sale of Factive. The majority of cash used during fiscal 2013 related to the acquisition of Enablex.

Transactions with Related Parties

At September 30, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Year ended September 30
	2013	2012

Salaries	$1,627,662	$968,751
Share based compensation	993,049	2,214,421
	$2,620,711	$3,183,172

Critical Accounting Policies and Estimates

Accounting policies

The following are the changes in the Company’s critical accounting policies during the year:

Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when the Company has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Enablex, the Company entered into a transition services and supply agreement with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of the product to the Company. The agreement required that Novartis continue to manufacture, distribute, and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. The Company relied on the financial information provided by Novartis to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating to Enablex on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses. During April and May 2013, substantially all marketing authorizations for Enablex were transferred and the Company began selling directly to third parties, incurred the inventory risk and took over all other responsibilities for purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of Enablex as opposed to an agent. As such, revenues for sales of Enablex made by the Company acting as principal were accounted for on a gross basis, in the same manner as its other products as described above.

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

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for doubtful accounts;
•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities;
•	the valuation of warrants and share-based compensation expense; and
•	the valuation of the equity component of convertible debt
•	the valuation of non-cash consideration received on the sale of Factive

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)           Allowance for doubtful accounts

The Company reviews its sales and accounts receivable aging and determines the balance for the allowance for doubtful accounts. The Company has minimal overdue accounts and has determined that no allowance for doubtful accounts is required as at September 30, 2013.

(ii)          Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has recorded a write-down of $104,477 (2012: $21,000) relating to inventory that the management has determined is no longer saleable as at September 30, 2013. The Company has determined that there are adequate sales to support the carrying amount for all other inventory as at September 30, 2013. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

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

(v)           Impairment of financial and non-financial assets

Financial Assets

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

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

During the second and third quarters of 2013, the Company’s market capitalization was less than the total net assets of the Company and as such, the Company was required to assess its intangible assets for impairment. The Company carried out a review of the recoverable amount of the assets of each of its cash generating units (“CGUs”), which are defined at the product line level (Vancocin, Enablex and Factive). The carrying values of the CGUs at each impairment evaluation date, as well as at September, 30, 2013 are included below:

	Enablex	Vancocin	Factive

March 31, 2013	$60,930	$11,148	$3,294
June 30, 2013	61,479	10,694	3,082
September 30, 2013	60,093	10,235	N/A

The recoverable amount was calculated based on the CGUs’ fair value less costs to sell, determined using a discounted cash flow model. The assumptions in the discounted cash flow model that have the greatest estimation uncertainty include forecasted revenue and the discount rate which was based on the factors specific to each CGU, including risks inherent in the discounted cash flow models. The rates applied were as follows:

Vancocin	20%
Enablex	20%
Factive	35%

As a result of the review, the Company concluded that an impairment loss was not required in respect of the intangible assets.

At the end of each reporting period, the Company reviews property, plant and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU.

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

During the year ended September 30, 2013, the useful lives were considered reasonable.

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

(ix)          Valuation of the equity component of convertible debt

The Company estimates the fair value of convertible debt by first estimating the liability component of the instrument based on a discounted cash flow model. The fair value of the equity component of the instrument is then determined as the difference between the fair value of the liability component and the market value of the instrument as a whole.

(x)           Valuation of non-cash consideration received on the sale of Factive

Proceeds from the sale of Factive consisted of non-cash consideration of convertible debentures and shares. Management was required to make significant estimates in order to determine the fair value of the non-cash consideration at the transaction date due to the limited objective information available at that date. The significant estimates included in the calculation are as follows:

•	Management estimated the likelihood of repayment of the convertible debenture based on working capital levels and short-term commitments and determined there was significant uncertainty of collection
•

Management estimated the net realizable value of the shares received based on the limited trading history and determined that given the large number of shares and low trading volumes, there was significant uncertainty as to whether the shares could be sold on a timely basis.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

We have disclosed above in Item 5.A trends that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. See also information on risks faced by the Company disclosed in Item 3.D – “Risk Factors”.

E.           Off-Balance Sheet Arrangements

None.

F.           Commitments and Contractual Commitments

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2013:

	Total	Due in year 1	Due in year 2	Due in year 3	Due in year 4	Due in year 5

Long term debt	$40,000,000	$8,400,000	$8,400,000	$13,200,000	$-	$10,000,000
Operating leases	509,561	143,750	128,265	105,576	105,576	$26,394
Total contractual cash obligations	$40,509,561	$8,543,750	$8,528,265	$13,305,576	$105,576	$10,026,394

G.           Safe Harbor

See “Special Note Regarding Forward-Looking Statements” in the introduction to this Annual Report.

Item 6: Directors and Senior Management and Employees

A.           Directors and Senior Management

The current directors and officers of our Company are as follows:

Name Province/State Country of Residence and Position(s) with Merus(1)	Periods during which Individual has Served as a Director or Officer
Elie Farah Ontario, Canada President, Chief Executive Officer and Director	January 12, 2012 – Present
Ahmad Doroudian Vancouver, BC Canada Executive Vice Chairman and Director	December 19, 2011 – Present
Andrew Patient Ontario, Canada Chief Financial Officer	October 1, 2008 – Present
Ulrich Schoeberl Luxembourg Managing Director, European Operations	July 26, 2012 – Present
David Guebert(2)(3) Alberta, Canada Director	February 10, 2011 – Present
Robert Pollock(3) Ontario, Canada Director	February 10, 2011 – Present
Michael Cloutier(2)(3) Ontario, Canada Director	July 8,2013 – Present
Timothy Sorensen(2)(3) Ontario, Canada Director	February 10, 2011 – Present

(1)	Information has been furnished by the respective individuals.
(2)	Denotes a member of the Audit Committee of our company.
(3)	Denotes an independent director.

Elie Farah – President, Chief Executive Officer and Director

Mr. Farah was appointed as the Company’s President in January 2012 and Chief Executive Officer in July 2012. Mr. Farah previously headed the global mergers and acquisitions initiative with Boehringer Ingelheim GmbH, an international pharmaceutical company based in Germany from October 1999 to March 2003. Mr. Farah executed and oversaw strategic transactions across Europe and the Americas while working at the North American holding company in Canada and subsequently at the global headquarters in Germany. Mr. Farah was the President and CFO of Transition Therapeutics Inc. from July 2008 to December 2011 and the Vice-President of Corporate Development of Transition Therapeutics from May 2005 to June 2008. During his time at Transition Therapeutics, Mr. Farah played an instrumental role in the company listing on NASDAQ, completing equity financings, managing and executing multiple company acquisitions as well as licensing agreements with large pharmaceutical companies. He holds an MBA and an MAcc in addition to the following designations; Chartered Financial Analyst (CFA) and Chartered Accountant (CA).

Ahmad Doroudian — Executive Vice Chairman and Director

Dr. Doroudian was appointed as the President, Chief Executive Officer and director of Old Merus on March 15, 2010. He was appointed as our CEO on December 19, 2011 and served as CEO through July 2012. Since May 2009, Dr. Doroudian has been the President, Chief Executive Officer and a director of Merus’ former subsidiary, Merus Labs Inc. He is also a director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company that develops new uses for existing drugs, since April of 2007. He was the Chief Executive Officer of Neurokine Pharmaceuticals Inc. from May 2009 to September 2011. He was the President of Rayan Pharma Inc., an exporter of pharmaceuticals to Eastern Europe, from March 2003 to April 2007. From November 2003 to March 2004, Dr. Doroudian was the Vice Chairman of the board of PanGeo Pharma Inc., a TSX listed company (now PendoPharm, a division of Pharmascience Inc.) and he served as Chief Executive Officer, Chairman and Director of PanGeo from April 1996 to November 2003. Dr. Doroudian has been involved with early stage financing and management of private and publicly listed companies since 1996. Dr. Doroudian holds a Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia. Dr. Doroudian is 49 years old and is a Canadian citizen resident in Vancouver, British Columbia.

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

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a company focused on natural resource lending. He is also is the Chief Financial Officer of Times Three Wireless Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007 he has been Chief Financial Officer of Marret Resource Corp. and since 2004 has been Chief Financial Officer of Cell-Loc Location Technologies Inc. From 2010 to 2013 he was a director of Advitech Inc., a biotech company.

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

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

Michael Cloutier — Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

Selection of Directors and Officers

There are no arrangements or understandings between any director or executive officer of our company with major shareholders, customers or others, pursuant to which he or she was selected as such.

Family Relationship

There are no family relationships between any of the persons named above.

B.           Compensation

Named Executive Officers

The following table sets forth in, Canadian dollars all compensation for the fiscal year ended September 30, 2013 paid to the principal executive officer of Merus, the principal financial officer of our company and the three other most highly compensated officers who served as executive officers of the Company (the “Named Executive Officers”):

Name and Principal Position				Long-Term Compensation			All Other Compensation ($)
	Annual Compensation			Awards	Payouts
	Salary ($)	Bonus ($)	Other Annual ($)	Securities Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Elie Farah, President and Chief Executive Officer	$270,000	---	---	---	---	---	---
Andrew Patient, Chief Financial Officer	$210,000	---	---	50,000	---	---	---
Ahmad Doroudian, Executive Vice Chairman	$270,000	---	---	---	---	---	---
Ali Moghaddam Vice President Business Development	$158,400	---	$7,200[1]	---	---	---	---
Ulrich Schoeberl Managing Director, European Operations	$259,436	---	---	---	---	---	---

1.	Amounts received in respect of car allowance.

The following table sets forth options granted under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Option Awards During 2013 Fiscal Year

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Number of options at FY-End Vested/Unvested (#)

Elie Farah	nil	n/a	n/a	200,000/200,000

Ahmad Doroudian	nil	n/a	n/a	640,000/nil

Andrew Patient	50,000	$1.19	January 7, 2018	100,000/150,000

Ali Moghaddam	nil	n/a	n/a	100,000/100,000

Ulrich Schoeberl	nil	n/a	n/a	50,000/50,000

The following table sets forth options exercised under the Stock Option Plan to the Named Executive Officers of the Company in the most recently completed fiscal year and the value of unexercised options held by them as at the most recent fiscal year:

Stock Options Exercised During 2013 Fiscal Year

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised In the Money Options at FY-End Exercisable/Unexercisable ($)
Elie Farah	Nil	Nil	200,000/200,000	nil/nil
Ahmad Doroudian	Nil	Nil	640,000/nil	nil/nil
Andrew Patient	Nil	Nil	100,000/150,000	nil/nil
Ali Moghaddam	Nil	Nil	100,000/100,000	nil/nil
Ulrich Schoeberl	Nil	Nil	50,000/50,000	nil/nil

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

Directors Compensation During 2013 Fiscal Year

Name	Fees earned ($)	Share- based awards ($)	Option- based awards (#)	Option exercise price ($)	Option expiration Date	All other compensation ($)

Robert Pollock	$30,250	$nil	nil	n/a	n/a	$nil

Tim Sorensen	$34,250	$nil	nil	n/a	n/a	$nil

David Guebert	$36,750	$nil	nil	n/a	n/a	$nil

Michael Cloutier	$6,500	$nil	150,000[1]	$0.91	July 7, 2018	$nil

Joseph Rus	$30,250	$nil	nil	n/a	n/a	$nil

Notes:

1.	Options vested immediately.

Directors’ and Officers’ Liability Insurance:

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The Company paid the annual premium of $102,600.

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

All of our directors, except Mr. Farah, Mr. Pollock and Mr. Cloutier, became directors of our company on December 19, 2011 in connection with the amalgamation of Old Merus and Envoy. Mr. Pollock became a director prior to the completion of the amalgamation in February 2011. Mr. Farah became a director on January 12, 2012 and Mr. Cloutier became a director on July 8, 2013.

There are no directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment.

The members of the Company’s Audit Committee are:

Member	Independent(1)	Financially Literate(2)
David Guebert(3)	Yes	Yes
Timothy Sorensen	Yes	Yes
Michael Cloutier	Yes	Yes

1

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

2

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3	Mr. Guebert is the chair of the Audit Committee.

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

(a) Audit Committee

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Michael Cloutier. All three members of the Audit Committee are independent directors of the Company. Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On September 22, 2004 (amended on December 4, 2009), the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 – Audit Committees. A copy of the Audit Committee Charter is incorporated by reference herein as Exhibit 15.1 to this Form 20-F.

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

D.           Employees

As at November 30, 2013, Merus had 3 employees based in Toronto, Canada, 1 employee in Vancouver, Canada, 1 employee in Montreal, Canada and 1 employee in Luxembourg.

E.           Share Ownership

Shares

The following table sets forth shares owned by the Named Executive Officers and Directors as of November 30, 2013:

Identity of Person	Number of Common Shares Owned (1)	Percent of Outstanding Class (2)

Elie Farah	888,235	2.3%

Ahmad Doroudian	1,853,456	4.8%

Andrew Patient	100,000	0.3%

Ulrich Schoeberl	nil	nil

Ali Moghaddam	150,000	0.4%

Robert Pollock	3,467,098	9.0%

Timothy Sorensen	888,500	2.3%

David Guebert	209,167	0.5%

Michael Cloutier	nil	nil

(1)	Does not include common shares of Merus issuable pursuant to any options or warrants held by the security holder.

(2)

Based on 38,391,512 common shares issued and outstanding as of November 30, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

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

Outstanding Stock Options

The maximum number of common shares currently reserved for issuance upon exercise of options under the Stock Option Plan is 3,839,151 common shares. As at September 30, 2013 there were 2,465,000 outstanding options to purchase common shares under the Stock Option Plan. The aggregate number of common shares reserved for issuance to any one individual under the Stock Option Plan may not exceed 5% of the issued and outstanding common shares.

Stock Options Held by Directors and Senior Management

Details of the stock options held by our officers and directors are set forth below as of November 30, 2013.

Name and Position	Grant Date	Expiry Date	Exercise Price	Total
Elie Farah, President and Chief Executive Officer	January 6, 2012	January 5, 2017	$2.05	400,000 (1)
Ahmad Doroudian, Vice-Executive Chairman	January 19, 2012	January 18, 2017	$2.02	640,000 (2)
Andrew Patient, Chief Financial Officer	January 19, 2012 January 8, 2013	January 18, 2017 January 7, 2018	$2.02 $1.19	200,000 (1) 50,000(3)
Ulrich Schoeberl	September 11, 2012	September 10, 2017	$1.52	100,000(1)
David Guebert, Director	July 26, 2012	July 25, 2017	$2.00	150,000 (2)
Robert Pollock, Director	July 26, 2012	July 25, 2017	$2.00	150,000 (2)
Timothy Sorensen, Director	July 26, 2012	July 25, 2017	$2.00	150,000 (2)
Michael Cloutier, Director	July 8, 2013	July 7, 2018	$0.91	150,000 (2)
Total:				1,990,000

(1)	Options vest as to 25% upon grant and 25% upon each one year anniversary of the grant of the stock options until fully vested

(2)	Options vest immediately

(3)	Options vest on one year anniversary of the grant

Each option may be exercised to purchase one of our common shares at the exercise price.

Stock Purchase Warrants

Details of share purchase warrants held by our officers and directors are set forth below as of November 30, 2013.

Name and Position	Issue Date	Expiry Date	Exercise Price	Total
Robert Pollock, Director	December 19, 2011	December 19, 2014	$3.00	375,000
Timothy Sorensen, Director	December 19, 2011	December 19, 2014	$3.00	25,750
Total:				400,750

Each share purchase warrant may be exercised to purchase one of our common shares at the exercise price.

Item 7: Major Shareholders And Related Party Transactions

A.           Major Shareholders

Ownership of Merus’ securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage firms and clearing houses on behalf of their respective clients. Accordingly, Merus does not have actual knowledge of the beneficial owners thereof, except for the beneficial ownership by officers and directors of Merus. Merus is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government.

The following table sets forth persons known to us to be the beneficial owner of more than five percent (5%) of each class of our common shares issued and outstanding as of November 30, 2013:

Name	Number of Common Shares (1)	Percentage of Common Shares (3)
Robert Pollock	3,467,098 (2)	9.0%
CIBC Global Asset Management Inc.	2,718,300	7.1%
Pasquale DiCapo	2,211,875	5.8%
Acuity Investment Management Inc.	2,031,900	5.3%

(1)	Does not include common shares of Merus issuable pursuant to any options or warrants held by the security holder.

(2)

Includes (i) 3,002,223 shares held directly, and (ii) 464,875 shares held by the spouse of Mr. Pollock. In addition, Mr. Pollock holds (i) options to purchase 150,000 additional common shares of Merus, and (ii) warrants to purchase an additional 375,000 common shares of Merus.

(2)

Based on 38,391,512 common shares issued and outstanding as of November 30, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

On February 10, 2011, Mr. Pollock purchased 1,200,000 shares from Mr. Geoffrey Genovese in a private transaction for aggregate consideration of $1,860,000. On December 29, 2011, Mr. Pollock announced that, on December 19, 2011, he had acquired aggregate direct ownership of 2,187,500 common shares of Merus and 606,250 common share purchase warrants of Merus, with each warrant entitling Mr. Pollock to acquire one additional common share of Merus. On December 19, 2011, a joint actor of Mr. Pollock acquired ownership and control of 39,540 broker warrants of Merus, with each broker warrant entitling the joint actor to acquire one common share of Merus and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the joint actor to acquire one additional common share of Merus.

On December 28, 2011, Mr. DiCapo announced that, on December 21, 2011, he had acquired direct ownership of 1,900,000 common shares of Merus and 406,250 common share purchase warrants, with each warrant entitling Mr. DiCapo to acquire one additional common share of Merus. In addition, on December 21, 2011, a joint actor of Mr. DiCapo acquired ownership and control of 523,750 common shares of Merus, 130,937 common share purchase warrants of Merus, with each warrant entitling the joint actor to acquire one additional common share of Merus and 58,160 broker warrants of Merus. Each broker warrant entitled the joint actor to acquire one additional common share of Merus and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder thereof to acquire an additional common share of Merus.

On June 29, 2012, CIBC Global Asset Management Inc. filed an Alternative Monthly Report announcing that as a result of transactions in the market in the ordinary course of business by one or more of its mutual fund, pension fund or other client accounts during the month of June 2012 and/or as a result of reorganization of capital structure of shares of Merus, the aggregate number of shares of Merus held by all of its client accounts as at June 29, 2012 was 3,506,500 common shares, representing, based on CIBC Global Asset Management Inc.'s understanding, approximately 11.68% of all outstanding shares of that class as of that time. On April 8, 2013, CITC Global Asset Management Inc. reported that the aggregate number of shares of Merus held by all of its client accounts as at March 31, 2013 was 2,718,300 common shares, representing based on CIBC Global Asset Management Inc.'s understanding, approximately 8.85% of the outstanding common shares of Merus as of that time. CIBC Global Asset Management Inc. specifically disclaimed any beneficial ownership of the reported securities but, as investment manager, it maintains exclusive power to exercise investment control or direction over the shares of Merus held for its client accounts as the beneficial owners.

As of December 19, 2013, Olympia Trust Company, our registrar and transfer agent, reported that the Common Shares are held as follows:

			Number of Registered
Location	Number of Shares	Percentage of Shares	Shareholders of Record
Canada	32,877,989	85%	21
United States	5,413,523	14%	4
Other	100,000	1%	1
Total	38,391,512	100%	26

To the best of our knowledge, and with the exception of the amalgamation transaction described above, no other significant change in the percentage ownership of any major shareholder of the Company has taken place during the past three years.

See also Item 6.E “Share Ownership” for information regarding outstanding stock options to purchase common shares.

B.           Related Party Transactions

No director or executive officer, and no relative or spouse of the foregoing persons (or relative of such spouse) who has the same house as such person or any executive officer or director of any parent or subsidiary of Merus has, since the beginning of the last completed fiscal year of Merus, had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect Merus. There are no outstanding loans currently owed to Merus by any director or executive officer of Merus or any subsidiary of Merus.

Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

The audited financial statements of the Company for the years ended September 30, 2013, 2012 and 2011 can be found under Item 17 “Financial Statements”.

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

Significant Changes

There are no significant changes that have occurred since the date of our audited financial statements other than as disclosed in this annual report.

Item 9: The Offer and Listing

A.           Price History

Our common shares are listed on the TSX under the symbol “MSL” and on NASDAQ under the symbol “MSLI”. Prior to December 19, 2011, our common shares were listed for trading on the TSX under the symbol “ECG” and on NASDAQ under the symbol “ECGI”. The common shares began trading on NASDAQ on June 6, 2000 and on the TSX on September 3, 1997.

The following table sets forth the reported high and low sale prices in Canadian dollars for the common shares on the TSX for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2009	$2.34	$1.10

Fiscal 2010	1.55	0.88

Fiscal 2011	2.10	0.76

Fiscal 2012	2.49	1.36

Fiscal 2013	1.55	0.48

	High	Low

Quarterly 2013

First Quarter	1.55	0.85

Second Quarter	1.35	0.80

Third Quarter	0.90	0.48

Fourth Quarter	1.45	0.80

Quarterly 2012

First Quarter	2.38	1.57

Second Quarter	2.49	1.48

Third Quarter	2.35	1.51

Fourth Quarter	1.90	1.36

For the month ended

November 30, 2013	$1.58	$1.20

October 31, 2013	1.67	1.31

September 30, 2013	1.45	1.00

August 31, 2013	1.14	0.87

July 31, 2013	1.29	0.80

June 30, 2013	0.90	0.60

The following table sets forth the reported high and low sale prices in U.S. dollars of trading for the common shares as reported on NASDAQ for the fiscal, quarterly and monthly periods indicated.

	High	Low

Fiscal 2009	$2.09	$0.82

Fiscal 2010	1.50	0.75

Fiscal 2011	2.18	0.10

Fiscal 2012	2.41	1.26

Fiscal 2013	2.15	0.46

	High	Low

Quarterly 2013

First Quarter	$1.67	$0.90

Second Quarter	1.37	0.74

Third Quarter	1.05	0.46

Fourth Quarter	2.15	0.74

Quarterly 2012

First Quarter	$2.31	$1.55

Second Quarter	2.41	1.41

Third Quarter	2.41	1.52

Fourth Quarter	1.98	1.26

For the month ended

November 30, 2013	1.49	1.17

October 31, 2013	1.60	1.17

September 30, 2013	1.37	0.97

August 31, 2013	1.15	0.85

July 31, 2013	2.15	0.74

June 30, 2013	1.05	0.58

On November 29, 2013, the closing price of our common shares as reported on the TSX was $1.34 and on NASDAQ was US$1.26.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are exclusively traded on the TSX and NASDAQ markets.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10: Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

The Company was formed as “Merus Labs International Inc. “ on December 19, 2011 through the amalgamation of Envoy and Old Merus. On October 1, 2012, the Company amalgamated with its wholly owned subsidiary, Merus Labs Inc., and continued under the name “Merus Labs International Inc.” The Articles of the Company following this amalgamation were the original Articles of the Company adopted upon its formation on December 19, 2011 and are attached to this annual report on Form 20-F as Exhibit 1.1. The Company’s current Notice of Articles is dated October 1, 2012 and is attached to this annual report on Form 20-F as Exhibit 1.2.

The following is a summary of certain material provisions of (i) Merus’s Notice of Articles and Articles, and (ii) certain provisions of the British Columbia Business Corporations Act (the “Business Corporations Act”) applicable to Merus:

1.           Objects and Purposes

Merus's Notice of Articles and Articles do not specify objects or purposes. Merus is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2.           Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3.	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.	the situation that would otherwise constitute a disclosable interest arose before the coming into force of the

Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.	the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under Merus’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which Merus has entered or proposes to enter:

1.	is liable to account to Merus for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.

is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.

and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with Merus either with regard to the holding of any office or place of profit the director holds with Merus or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of Merus in which a director is in any way interested is liable to be voided for that reason

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of Merus or of an affiliate of Merus.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of Merus:

1.	borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of Merus or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of Merus.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to Merus under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of Merus in order to qualify as directors.

3.           Rights, Preferences and Restrictions Attaching to Each Class of Shares Authorized Capital

The Company’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The rights, preferences and restrictions attached to the Company’s common shares are summarized as follows:

Dividends

Subject to any special rights as to dividends provided in favour of the holder of any series of preferred shares and the provisions of the Business Corporations Act, the directors may from time to time declare and authorized payments of dividends out of available assets. Any dividends must be declared and paid according to the number of shares held. Under the Business Corporations Act, no dividend may be paid if Merus is, or would as a result of payment of the dividend become, insolvent.

Voting Rights

Each common share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors are elected to hold office at each annual meeting and hold office until the ensuing annual meeting. Directors automatically retire at each annual meeting. There are no staggered directorships among Merus’s directors. There are no cumulative voting rights applicable to Merus.

Rights to Profits and Liquidation Rights

Subject to any special rights as to distribution provided in favour of any series of preferred shares, all common shares of Merus participate ratably in any net profit or loss of Merus and participate ratably as to any distribution of assets in the event of a winding up or other liquidation.

Redemption

The common shares are not subject to any rights of redemption.

Sinking Fund Provisions

Merus has no sinking fund provisions or similar obligations relating to the common shares.

Shares Fully Paid

All common shares of Merus must, under the Business Corporations Act, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

Holders of common shares of Merus are not entitled to any pre-emptive rights which provide a right to any holder to participate in any further offerings of the Company’s equity or other securities.

Preferred Shares

Subject to the Business Corporations Act, the directors may alter the Articles of the Company and authorize the alternation of the Notice of Articles of the Company in order to establish series of preferred shares and to designate the rights and restrictions attached to each series of preferred shares. The rights and restrictions attached to a series of preferred shares may include, without limitation, provisions regarding (i) the payment of dividends, (ii) the consideration to be paid for the shares, (iii) conversion or exchange rights, (iv) rights of redemption or repurchase, (v) restrictions on payment of dividends or the repayment of capital in respect of other shares of the Company, and (vi) voting rights and restrictions. The holders of preferred shares shall be entitled on the liquidation or dissolution of the Company to repayment of capital, together with accrued but unpaid dividends, in priority to the holders of the common shares of the Company.

The Company has not to date designated any series of preferred shares and does not have any preferred shares outstanding.

With respect to the rights, preferences and restrictions attaching to Merus’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of Merus’s shares.

4.           Changes to Rights and Restrictions to Shares

The Articles provide that, subject to the Business Corporations Act, the Company may, by special resolution:

  create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

  vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

Subject to the Business Corporations Act, the Company may by directors resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares and, if applicable, alter its Notice of Articles, and, if applicable, its Articles.

The Articles provide that the Company may be directors resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The Company’s Articles provide that, subject to the Business Corporations Act, the Company may by special resolution of shareholders (or a resolution of the directors in the case of §(c) or §(f) below):

•	create one or more classes or series of shares;

•

increase, reduce or eliminate the maximum number of shares that Merus is authorized to issue out of any class or series of shares or establish a maximum number of shares that Merus is authorized to issue out of any class or series of shares for which no maximum is established;

•	if the Company is authorized to issue shares of a class of shares with par value:

	o	decrease the par value of those shares; or

	o	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

•	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

•	alter the identifying name of any of its shares; or

•	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders. An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.           Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of Merus. Shareholders meetings are governed by the Articles of Merus but many important shareholder protections are also contained in the Canadian provincial securities laws that are applicable to Merus as a reporting issuer in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island (“Canadian Securities Laws”) and the British Columbia Corporations Act. The Articles provide that Merus will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

Canadian Securities Law and the British Columbia Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Merus makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by Canadian Securities Laws and the British Columbia Corporations Act . This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Merus must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.           Rights to Own Securities

There are no limitations under Merus's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7.           Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. The Company has not implemented any shareholders' rights or other "poison pill" protection against possible takeovers. There are no provisions in the Company’s Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.

8.           Ownership Threshold Requiring Public Disclosure

The Articles of Merus do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Merus's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Merus but Canadian Securities Law requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. In addition, Canadian Securities Laws require disclosure of acquisition of more than 10% of the issued and outstanding shares of the Company by press release and filing of an early warning report within 2 business days of the acquisition. Canadian Securities Laws also require that we disclose in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares, and United States federal securities laws require the disclosure in our annual report on Form 20-F of holders who own more than 5% of our issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.           Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

10.         Changes in the Capital of the Company

There are no conditions imposed by Merus’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C. Material Contracts

The material contracts entered into by the Company entered into within the two years immediately preceding the date of this annual report on Form 20-F are summarized in Item 4 of this Form 20-F.

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

The summary discusses the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of common shares who, at all relevant times (i) for purposes of the ITA, are not resident in or deemed to be resident in Canada, deal at arm’s length with Merus, are not affiliated with Merus, hold their common shares as capital property, do not use or hold, and will not be deemed to use or hold their common shares in, or in the course of carrying on, a business in Canada, and are not “financial institutions” for the purposes of the mark-to-market rules, and (ii) for purposes of the Convention, are residents of the U.S. and not residents of Canada, are “qualifying persons” entitled to the benefits of the Convention, and do not hold their common shares as part of the business property of, or so that their common shares are effectively connected with, a permanent establishment in Canada, or in connection with a fixed base in Canada. A purchaser that meets all of the foregoing requirements is referred to in this summary as a “U.S. Holder”, and this summary only addresses such U.S. Holders. Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer carrying on a business in Canada and elsewhere. Other U.S. Holders of special status or in special circumstances are also not addressed in this summary.

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a rate of 25% under the ITA, which may be reduced pursuant to the terms of the Convention. Under the Convention, the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is generally reduced to 15% (and to 5% in certain limited circumstances).

In general, a U.S. Holder will not be subject to tax under the ITA in respect of a capital gain realized on a disposition of common shares unless, at the time of such disposition, such common shares constitute “taxable Canadian property” of the holder for purposes of the ITA. If the common shares are listed on a designated stock exchange for the purposes of the ITA, including the TSX, at the time they are disposed of, a common share will generally not constitute “taxable Canadian property” of the U.S. Holder at such time unless, at any time during the 60-month period immediately preceding the disposition of the common share, (i) 25% or more of the issued shares of any class or series of Merus was owned by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length, or by the U.S. Holder and persons with whom the U.S. Holder did not deal at arm’s length AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties or timber resource properties (as defined under the ITA) or options in respect of or interests in (or for civil law rights in) any of the foregoing. The common shares may also be deemed to be taxable Canadian property in certain other circumstances under the ITA. Under the Convention, gains derived by a U.S. Holder from the disposition of common shares will generally not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada. Affected U.S. Holders should consult with their own tax advisors in this regard.

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

(iii) Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies.. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk.

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

(v) Interest rate risk:

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.0% . The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. As a result of this flexibility, it is management’s opinion that the Company is not exposed to significant interest rate risk. At September 30, 2013, the Company held no interest-bearing investments.

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

D.           Not applicable.

E.           Not applicable.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. After evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules l3a - 15(e) and 15d- 15(e) of the Exchange Act) as of September 30, 2013, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, the Company’s disclosure controls and procedure were effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the quarter ended March 31, 2013, management determined that there was a material weakness in internal controls over financial reporting as at September 30, 2012 which had persisted through the quarter ended December 31, 2012. In addition, management has concluded that as of September 30, 2012 and December 31, 2012, Merus’ disclosure controls and procedures were not effective as a result of the material weakness in internal controls over financial reporting. During the fiscal 2012 audit, there were a number of manual post-close adjustments as well as several significant adjustments relating to complex accounting areas. Concerns centred around two areas of the financial reporting process: We did not maintain financial close process and procedures that were adequately designed, documented and executed to support the accurate and timely reporting of our financial results. As a result, we made a number of manual post-close adjustments necessary in order to prepare the financial statements included in the annual report. In certain instances, calculations were not performed to the required level of accuracy or provisions within contractual arrangements were not appropriately recorded. In addition, we did not have adequate policies and procedures in place to ensure the timely, effective review of estimates, assumptions and analyses related to complex accounting areas. As a result, certain adjustments were made to non-cash expenses such as goodwill and share-based payments and reclassifications occurred as a result of not appropriately interpreting technical guidance related to revenue recognition.

With the oversight of senior management and our audit committee, we took steps to remediate the underlying causes of the material weakness. In order to address the weakness in the financial close process, management implemented additional levels of review along with increased involvement of senior management at an earlier stage of the financial reporting cycle. The Company also added additional period-end procedures relating to the review of account reconciliations and preparation of schedules and analysis to accurately reflect contractual terms and arrangements. To address the weakness in dealing with complex accounting areas, the Company hired additional finance personnel with specific skills in area of valuations and IFRS reporting and will consult, as appropriate, with outside accounting expertise on complex technical matters. Management began to implement these improvements in internal controls shortly after the issuance of its annual report for the year ended September 30, 2012 and believes it has remediated the root causes of the audit adjustments. The remedial measures had been implemented by the end of our second quarter as at March 31, 2013.

The identification of the material weakness at September 30, 2012 was due to a reassessment of conditions that existed at September 30, 2012. The deficiencies did not result in any misstatement of the results for either the year ended September 30, 2012 or the quarter ended December 31, 2012.

As at September 30, 2013, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at September 30, 2013, the Company’s internal controls over financial reporting were operating effectively. In making this evaluation, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Auditor’s Attestation Report

This annual report does not include an attestation report of our independent auditors regarding internal control over financial reporting. Management's report was not subject to attestation by our independent auditors pursuant to rules of the SEC that permit our Company to provide only management's report in this annual report.

Changes In Internal Controls Over Financial Reporting

Other than described above under Ïnternal Control over Financial Reporting”, there were no material changes made to the Company’s internal controls over financial reporting during the year ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

The Company’s Board of Directors has determined that David Guebert, an independent director of the Company, is an “audit committee financial expert” (as that term is defined in Item 407 of Regulation S-K under the Exchange Act). The Company has determined that Mr. Guebert is an “independent director” under Rules 5605(a)(2) and 5605(c)(2) of the Nasdaq Listing Rules.

The Audit Committee has determined that all three members of the Audit Committee are Financially Literate. “Financially Literate” means that a member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. David Guebert was determined to be Financially Literate based on his qualifications as a Canadian Chartered Accountant and experience as the Chief Financial Officer of a number of public companies where he was responsible for supervising the preparation of financial statements of a similar breadth and complexity to the Company’s financial statements, where he was responsible for making judgments and decisions related to accounting matters on behalf of management and where he was accountable for internal controls and financial reporting procedures. Tim Sorensen was determined to be Financially Literate based on his significant experience as director of capital markets and institutional sales. Michael Cloutier was determined to be Financially Literate based on his experience as CEO and President of multiple companies. The particulars of each member’s experience can be found in the biographies under Item 6A.

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

Item 16C: Principal Accountant Fees and Services

(a)	AUDIT FEES were $280,000 in fiscal 2013 and $300,000 in fiscal 2012. These fees include year-end audit work, consents, reviews and assistance with regulatory filings.

(b)	AUDIT-RELATED FEES were $68,000 in fiscal 2013 and $15,000 in fiscal 2012. These fees include assistance with due diligence and accounting research.

(c)	TAX FEES were $45,325 in fiscal 2013 and $69,000 in fiscal 2012. These fees include tax compliance services and tax advice.

(d)	All OTHER FEES were $nil in fiscal 2013, and $nil in fiscal 2012.

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

Not Applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchaser

Not Applicable.

Item 16F: Change in Registrant’s Certifying Accountant.

Saturna Group Chartered Accountants LLP has resigned as the Company’s auditor, effective February 27, 2012, at the request of the Company. PricewaterhouseCoopers LLP was subsequently appointed as the Company’s auditor, effective March 1, 2012. The resignation of Saturna Group Chartered Accountants LLP and the appointment of PricewaterhouseCoopers LLP as the Company’s auditor was considered and approved by the Company’s Audit Committee and Board of Directors. There were no reservations in Saturna Group Chartered Accountants LLP’s report on the financial statements of Old Merus for the year ended May 31, 2011 or any subsequent period. There have been no “reportable events” within the meaning assigned under Form 20-F.

Effective April 3, 2012, PricewaterhouseCoopers LLP resigned as the Company’s auditor at the request of the Company. Deloitte LLP was appointed as the Company’s auditor, effective April 9, 2012. The resignation of PricewaterhouseCoopers LLP and the appointment of Deloitte LLP as the Company’s auditor were considered and approved by the Company’s Audit Committee and Board of Directors. PricewaterhouseCoopers LLP’s did not produce any report relating to financial statements of the Company, however, in PricewaterhouseCoopers LLP’s view, Old Merus should have been treated as the accounting acquirer. In the Company’s opinion, this difference of opinion between the Company and PricewaterhouseCoopers LLP constituted a “disagreement” as defined in Form 20-F and, as a result, constituted a reportable event. The Company’s Audit Committee did not have formal discussions with the former auditor, however, there were discussions with the Audit Committee Chair regarding the disagreement. The former auditor was authorized to respond fully to inquiries by the successor auditor concerning the disagreement.

Item 16G. Corporate Governance.

The following is a summary of the significant ways in which the Company’s corporate governance practices differ from those required to be followed by U.S. domestic issuers pursuant to NASDAQ Listing Rules.

The Company’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards and the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules and, for members of the Company’s audit committee, the audit committee independence provisions of Rule 10A-3 of the Exchange Act.

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

The Company has also elected to follow Canadian rules regarding shareholder approval for private placements and material acquisitions.

Item 16H. Mine Safety Disclosure.

Not applicable.

PART III

Item 17: Financial Statements

The audited financial statements of the Company for the years ended September 30, 2013, 2012 and 2011 are presented as follows.

(i)	Auditors’ Report	F-1

(ii)	Consolidated Balance Sheets as at September 30, 2013 and 2012	F-2

(iii)	Consolidated Statements of Operations for the years ended September 30, 2013, 2012 and 2011	F-3

(iv)	Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011	F-4

(v)	Notes to Consolidated Financial Statements	F-5

Item 18: Financial Statements

The Company has elected to provide financial statements pursuant to Item 17.

Item 19: Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles dated December 19, 2011 (Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed on December 21, 2011)
1.2	Notice of Articles of Merus Labs International Inc. dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013)
1.3	Certificate of Amalgamation dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013)
4.1

Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010 (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)

4.2	Asset Purchase Agreement between Merus Labs and Iroko International LP dated May 13, 2011 (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)
4.3	Arrangement Agreement between Old Merus and Envoy dated November 10, 2011 (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 16, 2012)
4.4

Asset Purchase Agreement between Novartis Pharma AG and Merus Labs Luxco SARL dated July 11, 2012 (portions of the exhibit have been omitted pursuant to a request for confidential treatment) (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013, as amended)

4.5

Credit Agreement among Merus Labs International Inc., Merus Labs Luxco S.A.R.L., Merus Labs Inc., ECG Holdings Inc., Merus Labs Netherlands B.V. and PDL BioPharma, Inc. dated July 10, 2012 (portions of the exhibit have been omitted pursuant to a request for confidential treatment) (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013, as amended)

4.6

Credit Agreement among Merus Labs International Inc., Bank of Montreal and Royal Bank of Canada dated September 20, 2013 (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on September 20, 2013)

4.7	Form of Convertible Debenture dated September 20, 2013
4.8	2011 Incentive Stock Option Plan
8.1	Subsidiaries (contained in Item 4.A hereof)
11.1	Code of Business Conduct (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
11.2	Complaint Procedures for Accounting and Auditing Matters (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
11.3	Board Mandate (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
15.2	Compensation Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
15.3	Nominating and Corporate Governance Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
16.1

Letter dated February 27, 2012 from Saturna Group Chartered Accountants LLP has re change in certifying accountant (Incorporated by reference to our Report by Foreign Private Issuer on Form 6- K filed on April 20, 2012)

16.2	Letter dated April 3, 2012 from PricewaterhouseCoopers LLP re change in certifying accountant (Incorporated by reference to our Report by Foreign Private Issuer on Form 6-K filed on April 20, 2012)

* Filed as an exhibit to this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MERUS LABS INTERNATIONAL INC.

Date: December 30, 2013	/s/ ELIE FARAH
Name: Elie Farah
Title: Chief Executive Officer