Form 20-F/A
period 2013-09-30
Merus Labs International Inc.
filed 2014-01-08
CIK 1031516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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

____________________________________________________
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
[   ] YES     [   ] NO

EXPLANATORY NOTE

Merus Labs International Inc. (the “Registrant”) is filing this amendment to Form 20-F in order to amend its annual report on Form 20-F for the year ended September 30, 2013 originally filed with the Securities and Exchange Commission on December 31, 2013 (the “Original Form 20-F”) in order to include Item 17 the audited financial statements of the Registrant for the years ended September 30, 2013, 2012 and 2011 and the auditor’s report thereon (the “Audited Financial Statements”). The Audited Financial Statements were inadvertently not included with the Original Form 20-F.

No other amendments are being made to the Original Form 20-F.

PART III

Item 17: Financial Statements

The audited financial statements of the Company for the years ended September 30, 2013, 2012 and 2011 are presented as follows.

(i)	Auditors’ Report	F-1

(ii)	Consolidated Balance Sheets as at September 30, 2013 and 2012	F-3

(iii)	Consolidated Statements of Operations for the years ended September 30, 2013, 2012 and 2011	F-4

(iv)	Consolidated Statements of Comprehensive Income (Loss) for the years ended September 30, 2013, 2012 and 2011	F-5

(v)	Consolidated Statements of Cash Flows for the years ended September 30, 2013, 2012 and 2011	F-6

(vi)	Consolidated Statements of Changes in Equity for the years ended September 30, 2013, 2012 and 2011	F-8

(vii)	Notes to Consolidated Financial Statements	F-9

4

Deloitte LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Merus Labs International Inc.

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. (the “Company”), which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012 and the consolidated statement of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Merus Labs International Inc. as at September 30, 2013 and September 30, 2012, and its financial performance and its cash flows for each of the years in the three-year period ended September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
December 30, 2013
Toronto, Canada

Merus Labs International Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2013	2012
Assets
Current assets
Cash and cash equivalents		$8,084,367	$3,462,919
Short-term investments	note 4	104,807	1,273,936
Trade and other receivables	note 5	7,048,104	4,917,455
Inventories	note 6	1,168,933	2,179,612
Loans receivable	note 7	166,909	737,400
Prepaid expenses		127,409	488,266
		16,700,529	13,059,588
Non-current assets
Property and equipment		11,291	11,069
Intangible assets	notes 3, 9	70,328,140	79,307,879
Total assets		$87,039,960	$92,378,536

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		4,177,960	1,607,040
Income taxes payable		594,344	-
Derivative liabilities	note 10	-	336,700
Provisions	note 11	190,701	697,480
Long term debt due within one year	note 12	8,116,260	31,926,688
		13,079,265	34,567,908
Non-current liabilities
Provisions	note 11	92,572	386,704
Long term debt	note 12	29,949,502	22,160,142
Total liabilities		43,121,339	57,114,754

Equity
Share capital	note 13	56,014,232	51,639,478
Equity reserve	note 14	33,881,330	31,468,434
Warrants reserve	note 14	-	1,427,175
Convertible debt - equity component	note 12	1,313,550	-
Accumulated deficit		(52,972,037)	(49,869,908)
Accumulated other comprehensive income	note 15	5,681,546	598,603
Total equity		43,918,621	35,263,782
Total liabilities and equity		$87,039,960	$92,378,536

Approved on behalf of the Board:

(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Years ended September 30
		2013	2012	2011
Revenues	note 2	$28,385,968	$9,257,843	$-
Cost of goods sold		2,451,191	867,123	-
Gross margin		25,934,777	8,390,720	-

Operating expenses:
Sales and marketing		1,165,353	281,272	-
General and administrative		6,396,971	4,896,095	2,587,633
Acquisition costs	note 3	-	518,819	-
Amortization of intangible assets	note 9	11,254,497	3,855,604	-
Depreciation		2,826	5,015	17,062
Intangible assets and goodwill impairment charge	note 9	-	22,208,721	-
Foreign exchange losses (gains)		1,608,563	(1,825,206)	-
Restructuring costs		-	-	6,061,413
		20,428,210	29,940,320	8,666,108

Operating income (loss)		5,506,567	(21,549,600)	(8,666,108)

Interest expense		5,462,466	1,466,151	10,865
Investment expense (income) and impairment	notes 4, 7	1,216,406	(467,001)	(1,882,347)

Loss before income taxes		(1,172,305)	(22,548,750)	(6,794,626)

Income tax expense - current	note 18	557,518	-	-
- deferred	note 18	-	(1,608,758)	-

Loss from continuing operations		(1,729,823)	(20,939,992)	(6,794,626)

(Loss) income from discontinued operations, net of income taxes	note 19	(1,372,306)	219,444	(766,328)

Net loss for the year		$(3,102,129)	$(20,720,548)	$(7,560,954)

Attributable to:
Owners of the Company		$(3,102,129)	$(20,720,548)	$(7,553,936)
Non-controlling interest		-	-	(7,018)
		$(3,102,129)	$(20,720,548)	$(7,560,954)

Loss per share	note 20
Basic		$(0.09)	$(0.90)	$(0.94)
Diluted		$(0.09)	$(0.90)	$(0.94)

Loss per share - continuing operations
Basic		$(0.05)	$(0.91)	$(0.85)
Diluted		$(0.05)	$(0.91)	$(0.85)

(Loss) earnings per share - discontinued operations
Basic		$(0.04)	$0.01	$(0.09)
Diluted		$(0.04)	$0.01	$(0.09)

Weighted average number of common shares outstanding - basic		33,151,593	22,929,402	8,028,377
Weighted average number of common shares outstanding - diluted		33,151,593	22,929,402	8,028,377

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	Years ended September 30
	2013	2012	2011

Net loss for the year	$(3,102,129)	$(20,720,548)	$(7,560,954)

Other comprehensive income
Items that may be reclassified to income:
Currency translation differences (net of tax of $20,429)	5,082,943	598,603	-

Other comprehensive income for the year	5,082,943	598,603	-

Total comprehensive income (loss)	$1,980,814	$(20,121,945)	$(7,560,954)

Attributable to:
Owners of the Company	$1,980,814	$(20,121,945)	$(7,553,936)
Non-controlling interest			(7,018)
	$1,980,814	$(20,121,945)	$(7,560,954)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2013	2012	2011

Operating activities

Net loss for the year	$(3,102,129)	$(20,720,548)	$(7,560,954)

less: loss (income) from discontinued operations (note 19)	1,372,306	(219,444)	766,328

Items not involving cash:
Amortization of intangible assets	11,254,497	3,855,604	-
Depreciation	2,826	5,015	17,062
Gain on sale of real estate (note 8)	-	(20,238)	-
Impairment of intangible assets and goodwill	-	22,208,721	-
Unrealized gains on foreign exchange	(900,759)	(2,206,967)	-
Fair value adjustment of loan receivable (note 7)	-	-	517,352
Deferred tax liability	-	(1,608,758)	-
Loss on disposal of property and equipment	7,290	-	32,486
Share-based compensation	993,049	2,214,421	938,176
Writedown of investments	1,230,947	-	-
Change in fair value of derivative liabilities	(355,811)	336,700	(775,318)

Net change in non-cash working capital balances:
Accrued interest and loan fees	132,799	42,082	(408,945)
Increase (decrease) in provisions	680	(261,295)	-
Trade and other receivables	(2,788,626)	(2,116,552)	(67,808)
Prepaid expenses	360,857	(466,717)	190,086
Inventories	(64,377)	(396,221)	-
Accounts payable and accrued liabilities	2,726,803	528,952	250,532
Income taxes payable	594,344	(534,249)	-
Net cash provided by (used in) operating activities	11,464,696	640,506	(6,101,003)
Financing activities
Repayment of operating line of credit	-	-	(780,000)
Non-controlling interest	-	-	(224)
Payment to Old Merus	-	(6,809,082)	-
Proceeds from debt issuance, net of issuance costs	39,379,312	55,713,186	-
Repayment of long-term debt	(54,219,629)	(4,088,861)	-
Private placement proceeds	4,364,626	7,945,633	-
Proceeds from prospectus offering	-	9,206,711	-
Proceeds from exercise of stock options	2,800	79,000	-
Proceeds from exercise of stock warrants	-	246,592	-
Net cash (used in) provided by financing activities	(10,472,891)	62,293,179	(780,224)

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2013	2012	2011

Investing activities:
Acquisition of Factive	-	(3,969,644)	-
Disposal of Factive	2,127,506	-	-
Acquisition of Enablex	-	(64,664,491)	-
Short-term investments	-	1,189,067	3,727,997
Loan receivable advances	-	-	(2,200,000)
Loan receivable repayments	-	1,598,260	493,333
Purchase of property and equipment	(10,000)	(3,934)	-
Proceeds from sale of subsidiary, net	-	-	1,647,463
Proceeds from sale of real estate (note 8)	-	1,136,238	-
Cash acquired in amalgamation	-	980,539	-
Net cash provided by (used in) investing activities	2,117,506	(63,733,965)	3,668,793

Net change in cash from continuing operations	3,109,311	(800,280)	(3,212,434)

Cash flows from discontinued operations
Net cash provided by (used in) operating activities	1,021,363	(59,051)	(438,906)
Net cash provided by (used in) investing activities	490,774	(737,400)	-

Net change in cash from discontinued operations	1,512,137	(796,451)	(438,906)

Net change in cash and cash equivalents	4,621,448	(1,596,731)	(3,651,340)

Cash and cash equivalents, beginning of year	3,462,919	5,059,650	8,710,990

Cash and cash equivalents, end of year	$8,084,367	$3,462,919	$5,059,650

Supplemental cash flow information:
Interest paid	$5,329,667	$1,424,069	$10,865
Income taxes paid	$-	$534,249

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

						Accumulated
				Convertible		other	Non-
			Warrants	debt - equity	Accumulated	comprehensive	controlling
	Share capital	Equity reserve	reserve	component	deficit	income (AOCI)	interest	Total equity

Balance, October 1, 2010	$8,762,524	$29,781,172	$-	$-	$(21,595,424)	$-	$7,242	$16,955,514

Share-based compensation (note 13)	-	938,176	-	-	-	-	-	938,176

Net loss and comprehensive loss for the year	-	-	-	-	(7,553,936)	-	(7,018)	(7,560,954)

Foreign currency revaluation	-	-	-	-	-	-	(224)	(224)

Balance, September 30, 2011	$8,762,524	$30,719,348	$-	$-	$(29,149,360)	$-	$-	$10,332,512

Share-based compensation (note 13)	-	2,214,421	-	-	-	-	-	2,214,421

Private placement (note 13)	7,945,633	-	-	-	-	-	-	7,945,633

Issuance of securities pursuant to amalgamation (notes 3, 13)	23,501,892	337,223	1,521,743	-	-	-	-	25,360,858

Issuance of shares pursuant to acquisition (note 13)	1,486,558	(1,486,558)	-	-	-	-	-	-

Exercise of stock options (note 13)	395,000	(316,000)	-	-	-	-	-	79,000

Exercise of warrants (note 14)	341,160	-	(94,568)	-	-	-	-	246,592

Prospectus offering (note 13)	9,206,711	-	-	-	-	-	-	9,206,711

Net loss for the year	-	-	-	-	(20,720,548)	-	-	(20,720,548)

Other comprehensive income (note 15)	-	-	-	-	-	598,603	-	598,603

Balance, September 30, 2012	$51,639,478	$31,468,434	$1,427,175	$-	$(49,869,908)	$598,603	$-	$35,263,782

Share-based compensation (note 13)	-	993,049	-	-	-	-	-	993,049

Exercise of stock options (note 13)	10,128	(7,328)	-	-	-	-	-	2,800

Expiry of warrants (note 14)	-	1,427,175	(1,427,175)	-	-	-	-	-

Private placement (note 9)	4,364,626	-	-	-	-	-	-	4,364,626

Issuance of convertible debt (note 12)	-	-	-	1,313,550			-	1,313,550

Net loss for the year	-	-	-	-	(3,102,129)	-	-	(3,102,129)

Other comprehensive income (note 15)	-	-	-	-	-	5,082,943	-	5,082,943

Balance, September 30, 2013	$56,014,232	$33,881,330	$-	$1,313,550	$(52,972,037)	$5,681,546	$-	$43,918,621

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia) and its subsidiaries (the “Company”), operate in Canada and Europe. The head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

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

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on December 27, 2013.

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Subsidiaries of the Company as at September 30, 2013 and September 30, 2012 are as follows:

	September 30	September 30
	2013	2012	Jurisdiction of
Company	% ownership	% ownership	incorporation

Merus Labs Luxco S.a r.l.	100.0	100.0	Luxembourg
Merus Labs Netherlands BV	100.0	100.0	Netherlands
ECG Properties Inc.	100.0	100.0	Ontario
Envoy Securities Corp.	100.0	100.0	Ontario
ECG Holdings (US) Inc.	100.0	100.0	Delaware
Orbis Pharma Inc.	100.0	100.0	Ontario

From December 19, 2011 through September 30, 2012 the Company owned 100% of Merus Labs Inc. which was subsequently amalgamated with the Company.

(b)	Accounting judgements, estimates, and uncertainties Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining the accounting treatment for the amalgamation transaction of Envoy and Old Merus as described in note 3. In addition, judgement was exercised in determining that the product acquisitions of Factive and Enablex, as described in Note 3, was a business combination accounted for under the acquisition method of accounting and an asset acquisition, respectively. Management considered the guidance and definitions per IFRS 3 in making this determination. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

(ii) Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has recorded a write-down of $104,477 relating to inventory that management has determined is no longer saleable as at September 30, 2013. The Company has determined that there are adequate sales to support the carrying amount for all other inventory as at September 30, 2013. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

During the second and third quarters of 2013, the Company’s market capitalization was less than the total net assets of the Company and as such, the Company was required to assess its intangible assets for impairment. The Company carried out a review of the recoverable amount of the assets of each of its cash generating units (“CGUs”), which are defined at the product line level (Vancocin, Enablex and Factive. The carrying values of the CGUs at each impairment evaluation date, as well as at September, 30, 2013 are included below:

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

(vi)   Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

(ix)    Valuation of the equity component of convertible debt

The Company estimates the fair value of convertible debt by first estimating the liability component of the instrument based on a discounted cash flow model. The fair value of the equity component of the instrument is then determined as the difference between the fair value of the liability component and the fair value of the instrument at inception.

(x)    Valuation of non-cash consideration received on the sale of Factive

Proceeds from the sale of Factive (note 19) consisted of non-cash consideration of convertible debentures and shares. Management was required to make significant estimates in order to determine the fair value of the non-cash consideration at the transaction date due to the limited objective information available at that date. The significant estimates included in the calculation are as follows:

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
For the years ended September 30, 2013, 2012 and 2011

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

(ii) Privately-held investments:

Securities in privately-held companies that are not considered equity investments are recorded at fair value upon acquisition and subsequently measured at their initial cost less impairment.

(iii) Other financial liabilities

Other financial liabilities (including debt and trade and other payables) are initially recorded at fair value less transaction costs and subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

The Company has not designated any of its derivatives as hedges as at September 30, 2013 and 2012.

(e)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $8,054,367 and $3,174,863, at September 30, 2013 and 2012, respectively. Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $30,000 and $288,056, at September 30, 2013 and 2012, respectively. Interest earned on cash and cash equivalents was $375 and $21,977, for the years ended September 30, 2013 and 2012, respectively.

(f)	Inventories

Inventories are comprised of raw materials, work-in-progress and finished goods of pharmaceutical product and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing), and batch-specific stability testing. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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
For the years ended September 30, 2013, 2012 and 2011

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
For the years ended September 30, 2013, 2012 and 2011

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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
For the years ended September 30, 2013, 2012 and 2011

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

(s)	Changes in accounting standards

During the year ended September 30, 2013 the following new or amended standards were issued and are effective for annual periods beginning on or after January 1, 2013 (October 1, 2013 for the Company), unless otherwise noted.

Accounting standards implemented in fiscal 2013:

•

IAS 1 Presentation of Financial Statements: Amendments to IAS 1 change the disclosure of items presented in other comprehensive income. IAS 1 requires the presentation of items in other comprehensive income as two separate groups based on whether or not those items will be recycled to profit or loss in the future. The amendment affected presentation only and had no impact on the Company’s financial position or results of operations.

Future changes in accounting standards:

•

IFRS 7 Disclosures: Offsetting Financial Assets and Financial Liabilities: Amendments to IFRS 7 These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. These amendments are not expected to significantly impact the Company’s financial position or results of operations.

•

IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non- consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements. These amendments are not expected to impact the Company’s financial position or results of operations.

•

IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates. These amendments are not expected to impact the Company’s financial position or results of operations.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

•

IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements. IFRS 10 is not expected to impact the Company’s financial position or results of operations.

•

IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement. IFRS 11 is not expected to impact the Company’s financial position or results of operations.

•

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows. These new disclosures are not expected to impact the Company’s financial position or results of operations

•

IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements. IFRS 13 is not expected to significantly impact the Company’s financial position or results of operations.

•

IFRS 7 Financial Instruments: Disclosures: The IASB published new disclosures requirements jointly with the Financial Accounting Standards Board (“FASB”) that enable users of the financial statements to better compare financial statements prepared in accordance with IFRS and US GAAP. The Company is currently assessing the impact of this standard.

All of the above standards are effective for the Company on October 1, 2013.

•

IFRS 9 Financial Instruments. IFRS 9 will replace IAS 39, Financial Instruments Recognition and Measurements, on classification and measurement of financial assets and financial liabilities. The mandatory effective date of IFRS 9 is for fiscal years beginning on or after January 1, 2015. The Company is currently assessing the impact of this standard.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

The Amalgamation was accounted for using the acquisition method, with the Company as the acquirer, whereby all the Old Merus assets acquired and liabilities assumed were recorded at fair value. The common shares exchanged were valued using the market rate at the time of amalgamation, while the stock options and warrants were valued using the Black-Scholes pricing model.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

		Old Merus	Pro-forma
(Unaudited)	As reported in	results from	Statement of
	the Statement	October 1, 2011	Operations
	of Operations	to amalgamation	fiscal 2012

Revenues	$9,257,843	$2,483,176	$11,741,019
Cost of goods sold	867,123	306,202	1,173,325
Gross margin	8,390,720	2,176,974	10,567,694

Operating expenses:
Sales and marketing	281,272	66,711	347,983
General and administrative	4,896,095	165,745	5,061,840
Acquisition costs	518,819	-	518,819
	5,696,186	232,456	5,928,642
Earnings before depreciation,
amortization, interest expense and
investment income	2,694,534	1,944,518	4,639,052

Amortization of intangible assets	3,855,604	299,970	4,155,574
Depreciation	5,015	-	5,015
Interest expense	1,466,151	64,961	1,531,112
Foreign exchange (gains) losses	(1,825,206)	-	(1,825,206)
Investment income	(467,001)	(2,892)	(469,893)
Impairment charge	22,208,721	-	22,208,721

Earnings (loss) before income taxes	(22,548,750)	1,582,479	(20,966,271)

Factive

On March 7, 2012, the Company completed the acquisition of the North American product rights for Factive (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”). The Company acquired the license to the Factive product rights and patent, inventory on hand, and certain related intellectual property and other information and materials for total consideration of US$3,979,000, fully paid at closing. This transaction was accounted for as a business combination under the acquisition method of accounting.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Costs incurred to complete the acquisition were approximately $63,000, which were expensed in the current period. The fair value of the acquired identifiable assets and liabilities was allocated as follows:

Inventories	$1,149,350
Product returns liability	(1,118,422)
Deferred tax liability	(242,648)
Product rights	3,036,004
Patent	1,145,360
Net assets acquired	$3,969,644

The Company has not provided pro-forma information with respect to the operations of Factive as determining such information is impracticable. Costs relating to operation of the business by the seller were not segregated in sufficient detail in order to accurately determine product profitability. This product was divested on August 26, 2013, see note 19.

Product Acquisitions Enablex

On July 11, 2012, the Company announced that it had acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (“Enablex” or darifenacin) extended release tablets.

Pursuant to the acquisition, Merus acquired the Emselex®/Enablex® product rights and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired. Total consideration for the product acquisition was US$63,000,000 in the form of US$43,000,000 cash and a US$20,000,000 vendor take back note (“VTB Note”) due July 11, 2013. US$35,000,000 of the upfront cash payment was funded through a US$55,000,000 debt facility from a private lender, with the remainder funded from cash on hand. The VTB Note was guaranteed by the aforementioned debt facility and management utilized the unused balance of the debt facility to repay the VTB Note at maturity. The transaction was accounted for as an asset acquisition.

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

4.	Short-term investments

	September 30	September 30
	2013	2012
Short-term investments
Publicly-traded investments Equities	$104,807	$11,936
	104,807	11,936
Privately held investments
Equities (note 22(b))	-	1,262,000
Total short-term investments	$104,807	$1,273,936

As at September 30, 2013 the portfolio of short-term investments was invested in marketable securities, including common shares as well as an investment in a private entity. The marketable securities have been classified as held for trading and recorded at FVTPL. The investment in a private entity is recorded at a nil value, representing cost less impairment charges. During the year ended September 30, 2013, the Company recognized impairment charges of approximately $1,262,000 on its privately held investment. The charges were recorded as investment expenses in the financial statements. The impairment assessment was based on evidence of other financing transactions undertaken by the investee as well as detailed financial information from the investee itself. For the year ended September 30, 2013, the investment portfolio, including interest and dividend income, realized and unrealized investment gains and losses, earned $31,053 (September 30, 2012: $244,424), after deducting fees and expenses.

5.	Trade and other receivables

	September 30	September 30
	2013	2012
Trade receivables	$6,683,674	$4,555,705
Less: provision for doubtful accounts	-	-
Trade receivables – net	6,683,674	4,555,705

Other receivables	364,430	361,750
Trade and other receivables	$7,048,104	$4,917,455

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

The aging analysis of trade receivables is as follows:

	September 30	September 30
	2013	2012
Current	$6,248,681	$4,035,826
1 to 30 days overdue	250,867	352,757
31 to 60 days overdue	62,152	15,812
61 to 90 days overdue	339	53,856
Greater than 90 days overdue	121,635	97,454

Total trade receivables	$6,683,674	$4,555,705

The Company’s customer base is primarily comprised of large domestic, national, and multinational pharmaceutical distribution companies.

6.	Inventories

	September 30	September 30
	2013	2012
Raw materials	$467,499	$1,014,973
Work-in-progress	91,125	-
Finished goods	610,309	1,164,639

Total inventories	$1,168,933	$2,179,612

The amount of inventories expensed in cost of goods sold during the year amounted to $2,200,168 (2012: $753,659, 2011: nil). During the year, the Company recorded inventory impairments of $104,477 (2012:$21,000, 2011: nil)

7.	Loans receivable

	September 30	September 30
	2013	2012

Loans receivable – Vansen	$166,909	$737,400
Total loans receivable	$166,909	$737,400

On March 7, 2012, the Company entered into a sales and promotion agreement for Factive with Vansen Pharma Inc. (“Vansen”) to market the product in the United States. As part of this arrangement, the Company agreed to provide Vansen with a short-term loan in the amount of US$1,000,000 for working capital purposes. The original loan was due within twelve months with monthly payments of US$83,333 beginning July 1, 2012, plus a lump sum payment of US$333,333 due March 1, 2013. During the second quarter of fiscal 2013, the Company agreed to extend the terms of the remaining US$500,000 balance. The revised terms called for eight monthly payments of US$35,000 from May to December 2013, with a lump sum payment of US$220,000 due December 31, 2013.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Effective August 26, 2013, in connection with the sale of Factive (Note 19), the Company entered into two new loan agreements with Vansen; one representing part of the sale proceeds, the other being a renegotiation of the original loan from March 2012. The first new loan has a principal value of US$800,000, is non-interest bearing and scheduled to be repaid in four installments of US$200,000, due February 28, May 31, August 31 and November 30, 2014. The second new loan has a principal value of US$280,000 and represents the remaining balance of the original loan under similar repayment terms of US$35,000 per month starting September 1, 2013, with a lump sum payment of US$140,000 due December 31, 2013. Both new loans are unsecured, but contain a right of conversion at the holder's option into common shares of Vansen for any overdue installments based on 95% of the 20-day moving average price of the shares. The fair value of the loans were determined to be US$162,000, collectively based on the information available at the date of sale as well as information received subsequent to August 26, 2013 and after the balance sheet date. Management assessed the fair value of the loans based on a number of factors and determined that given the deterioration in Vansen’s financial condition and their dependence on raising additional financing, the value of the loans should be discounted accordingly.

In May 2011, the Company advanced a loan in the principal amount of $1,850,000 to Old Merus, a then unrelated entity. In connection with the loan, the Company received certain equity compensation which it accounted for as loan fees by adjusting the yield on the loan.

The loan fees, valued at $517,352, were amortized using the effective interest method over the six month term of the loan and recorded as interest income. During fiscal 2012, $116,546 (2011: $400,806) of interest related to these loan fees and $5,427 (2011: $75,973) of cash interest was recorded. On October 14, 2011, the loan was paid in full, including all accrued interest.

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

On September 30, 2011, the Company agreed to accept partial payment on the sale of Watt International Inc. (Note 19) in the form of a loan receivable in the amount of $350,000. The loan was non-interest bearing and due on demand. Payment was received in full on January 18, 2012.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

8.	Real estate held for sale

The Company previously owned two properties in Toronto, which it had planned to develop for use. Given market conditions, the Company made a decision not to develop the properties and subsequently offered the properties for sale. In late 2011, the Company entered into an agreement to sell the properties. Book value of the properties approximated fair value, net of disposal costs. On February 27, 2012, the Company completed the sale of the properties for net proceeds of approximately $1,136,238, realizing a gain of $20,238, which is included in investment income.

9.	Intangible assets

Continuity of intangible assets for the year ended September 30, 2013 was as follows:

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2012	$122,020	$68,298,401	$20,766,160	$16,676,097	$105,862,678
Product divestitures	-	(3,029,782)	(1,142,725)	-	(4,172,507)
Foreign exchange differences	-	4,622,125	1,976,930	-	6,599,055

Cost at September 30, 2013	$122,020	$69,890,744	$21,600,365	$16,676,097	$108,289,226

Accumulated Amortization at September 30, 2012	$122,020	$8,625,444	$1,131,238	$16,676,097	$26,554,799
Amortization charge	-	6,658,156	4,596,341	-	11,254,497
Product divestitures	-	(284,930)	(184,311)	-	(469,241)
Foreign exchange differences	-	321,004	300,027	-	621,031
Accumulated Amortization at September 30, 2013	$122,020	$15,319,674	$5,843,295	$16,676,097	$37,961,086

Carrying amount at September 30, 2012	$-	$59,672,957	$19,634,922	$-	$79,307,879
Carrying amount at September 30, 2013	$-	$54,571,070	$15,757,070	$-	$70,328,140

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Continuity of intangible assets for the year ended September 30, 2012 was as follows:

	Licensing	Product	Patents	Goodwill	Total
	and	Rights
	Distribution
Cost at September 30, 2011	$-	$-	$-	$-	$-
Acquired through amalgamation (note 3)	122,020	19,388,403	-	16,676,097	36,186,520
Product acquisitions	-	48,318,627	20,513,225	-	68,831,852
Foreign exchange differences	-	591,371	252,935	-	844,306

Cost at September 30, 2012	$122,020	$68,298,401	$20,766,160	$16,676,097	$105,862,678

Accumulated Amortization at September 30, 2011	$-	$-	$-	$-	$-
Amortization charge	24,957	3,174,456	1,125,432	-	4,324,845
Impairment charge	97,063	5,435,561	-	16,676,097	22,208,721
Foreign exchange differences	-	15,427	5,806	-	21,233
Accumulated Amortization at September 30, 2012	$122,020	$8,625,444	$1,131,238	$16,676,097	$26,554,799

Carrying amount at September 30, 2011	$-	$-	$-	$-	$-
Carrying amount at September 30, 2012	$-	$59,672,957	$19,634,922	$-	$79,307,879

Amortization charges for intangible assets for 2012 include $469,241 related to discontinued operations (Note 19)

Licensing and Distribution

As part of the amalgamation transaction disclosed in Note 3, the Company acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll Pharmaceuticals Inc.

The Company has limited visibility with respect to the sales of this product line due to the slower than expected product marketing authorization of a key product in the portfolio and a refocusing of management priorities. Based on this, management believes the recoverable amount of the licensing and distribution agreements to be nil and therefore the value of the agreements was reduced to nil through the recognition of an impairment charge of 97,063 in fiscal 2012 against this intangible asset.

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Although there are a number of barriers to entry, in December 2011, Health Canada granted a notice of compliance (“NOC”) to Pharmaceutical Partners of Canada Inc. (“PPC”), which grants PPC the authority to market their generic version of Vancocin capsules in the Canadian market. In July 2012, PPC confirmed that it would market a generic Vancomycin capsule product. The Company viewed this announcement as an indicator for impairment with respect to its Vancocin product rights intangible asset. The recoverable amount of the product rights was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections covering a five-year period based on management’s best estimate of the impact of the generic entrant at September 30, 2012. Cash flows beyond the five-year period were extrapolated using an estimated rate of decline of -13.0%. A post-tax discount rate of 20.0% was applied. Based on this analysis, the carrying amount of the Vancocin product rights was reduced to its recoverable amount through recognition of an impairment charge in fiscal 2012 of $5,435,561 against the product rights.

Goodwill – Impairment Test

Goodwill was recognized on amalgamation of the Company with Old Merus. In connection with the impairment of the Vancocin product rights at September 30, 2012, as discussed above, management tested the Company’s goodwill for impairment. The recoverable amount of the CGU to which goodwill had been allocated was determined based on FVLCTS calculations using a discounted cash flow analysis. These calculations used post-tax cash flow projections based on financial budgets covering a five-year period that reflect management’s best estimate. Cash-flows beyond the five-year period were extrapolated using an estimated rate of decline of -13.0%. A post-tax discount rate of 20.0% was applied. Based on this analysis, the carrying amount of goodwill was reduced to its recoverable amount through recognition of an impairment charge in fiscal 2012 of $16,676,097 against the goodwill.

10.	Derivative liabilities

	September 30	September 30
	2013	2012
Liabilities:
Forward foreign exchange contracts	$-	$336,700

Total	$-	$336,700

In connection with its European operations of Enablex, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At September 30, 2013, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $9,843,967 (2012: $8,527,400). The fair value of these contracts at September 30, 2013 was $19,111 and was included in trade and other receivables. For the period ended September 30, 2013, losses of $382,059 (2012: $373,800, 2011: nil) were recognized in foreign exchange (gains) losses in the statement of operations in connection with these contracts.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

11.	Provisions

	Year ended September 30
	2013	2012	2011
Balance at beginning of year	$1,084,184	$-	$-
Additions from business combinations	-	1,118,422	-
Charges	2,819,120	1,102,626	-
Utilization	(2,438,657)	(1,136,864)	-
Product divestitures	(1,181,374)	-	-
Balance at end of year	283,273	1,084,184	$-
Less: current portion of provisions	190,701	697,480	-
Non-current portion of provisions	$92,572	$386,704	$-

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, and changes in the marketplace.

Coupons Liability:

With respect to the Company’s sales of Factive in the United States, the Company provided for a coupon program that subsidized the insurance cost of the product to the patient.

Rebates Liability:

With respect to the Company’s sales of Factive in the United States, the Company provided for certain state and federal Medicare and Medicaid rebates.

Certain comparative period amounts (September 2012: $353,187) related to product returns, coupons and rebates previously included in accounts payable and accrued liabilities were reclassified to be included in provisions to conform to the current period presentation. This reclassification had no impact on the prior year opening balance sheet as no provisions existed at that time.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

12.	Long-term debt

	September 30	September 30
	2013	2012
Current
Senior secured facility, net of unamortized transaction costs of $283,740 (a)	$8,116,260	$-
Convertible debenture (b)	-	-
Enablex debt facility (c)	-	12,122,563
Enablex VTB note (d)	-	19,664,000
Support services agreement (e)	-	140,125
Total	$8,116,260	$31,926,688

Non-Current
Senior secured facility, net of unamortized transaction costs of $285,298 (a)	$21,314,702	$-
Convertible debenture, net of unamortized transaction costs of $1,365,200 (b)	8,634,800	-
Enablex debt facility (c)	-	21,972,205
Support services agreement (e)	-	187,937
Total	$29,949,502	$22,160,142

(a) Senior secured facility:

On September 24, 2013, the Company entered into a new senior secured debt facility with a syndicate of Canadian chartered banks. The new facility, in combination with the convertible debenture described below, refinanced the Company's existing debt at a lower rate and extended term. The new facility matures September 30, 2016 and provides for a $30 million term loan, currently at prime plus 3.0%, with monthly payments of principal and interest. Principal payments are $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The facility is secured by all assets of the Company and contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to earnings and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured facility as at September 30, 2013. Finance costs of $569,038 were capitalized to the loan balance and will be amortized over the term of the loan.

(b) Convertible debenture:

In connection with the refinancing described above, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. In the event of conversion into common shares, any accrued but unpaid interest is converted at the market price on the date of conversion. As required by accounting rules, management has bifurcated the fair value of the convertible debenture into a liability component and an equity component, based on first determining the fair value of the liability with the remainder being the equity value. Based on these calculations, management has determined the equity component to be $1,313,550, which has been included as part of equity in the financial statements. Finance costs of $51,650 were capitalized to the debentures, allocated between the liability and equity component. Both the equity component and the finance costs have been deducted from the liability on initial recognition and will be accreted over the term of the instrument.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

(c) Enablex debt facility:

On July 10, 2012, in connection with the acquisition of Enablex, the Company entered into a credit agreement (“Enablex Debt Facility”) of up to US$55,000,000 with a third-party lender. US$35,000,000 of this amount was drawn down upon acquisition of the asset with a further US$20,000,000 guaranteed through a letter of credit facility. The loan bore interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until maturity on March 31, 2015. The Enablex Debt Facility contained customary affirmative covenants, including compliance with laws and contractual obligations and payment of taxes. The facility also contained customary negative covenants, including restrictions on the incurrence of indebtedness, the granting of liens, making restricted payments and investments, entering into affiliate transactions and transferring assets. The Company was also required by the terms of the credit agreement to comply with customary financial covenants, which were not applicable until March 31, 2013. Finance costs of $359,314 were capitalized to the loan balance and amortized over the term of the loan. This loan was extinguished upon funding of the new facility as discussed in note 12(a) and (b).

(d) Enablex VTB note:

In connection with the acquisition of Enablex, part of the consideration included a US$20,000,000 vendor take back note (“VTB Note”), which was due on July 11, 2013. On that date, the VTB Note was repaid through an additional draw on the Enablex Debt Facility, discussed above. The VTB Note bore no interest and was guaranteed by the Enablex Debt Facility. This loan was extinguished upon funding of the new facility as discussed in note 12(a) and (b).

(e) Support services agreement:

In connection with its support services agreement with a distribution services provider, the distribution services provider provided the Company with loan of $500,000 to be used for working capital purposes and in consideration for being the Company’s exclusive provider of certain distribution services for the Company’s products in Canada. Payments were made based on net sales of Vancocin. The agreement was for a five year term with automatic renewal terms of two years until terminated. For the year ended September 30, 2012, the Company repaid $171,938. On September 24, 2013, the Company extinguished the remaining balance of $273,481 as part of its refinancing under the Senior secured facility discussed above. This loan was extinguished upon funding of the new facility as discussed in note 12(a) and (b).

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

13.	Share capital

(a) Authorized:

Unlimited common shares without par value. Issued:

		Year ended		Year ended
	September 30, 2013		September 30, 2012
	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of year	30,708,478	$51,639,478	8,028,377	$8,762,524

Common shares issued pursuant to private placement	7,678,034	4,364,626	4,196,500	7,945,633

Common shares issued pursuant to amalgamation	-	-	11,750,946	23,501,892

Common shares issued pursuant to acquisition	-	-	825,035	1,486,558

Common shares issued pursuant to options exercised	5,000	10,128	197,500	395,000

Common shares issued pursuant to warrants exercised	-	-	154,120	341,160

Common shares issued pursuant to prospectus offering	-	-	5,556,000	9,206,711

Balance, end of year	38,391,512	$56,014,232	30,708,478	$51,639,478

(b) Private placements

On June 7, 2013, the Company completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes. Costs of the offering were approximately $242,000.

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
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

(d) Acquisition

On January 6, 2012, the Company acquired 51% of Orbis Pharma Inc. (“Orbis”), a development stage pharmaceutical company. The arrangement involved the issuance of 300,000 shares which are released over a 3 year period. The Company was also obligated to purchase the remaining 49%, based on the achievement of certain milestones, through the issuance of additional common shares. Upon closing of the Enablex transaction, the Company issued an additional 525,035 shares in connection with the purchase of the remaining 49% of Orbis. The Company determined Orbis did not meet the definition of a business for accounting purposes and thus was not accounted for as a business combination. The estimated fair value of the shares issued was $1,486,558, of which $660,874 (2012: $609,906) was recognized in general and administrative expenses during fiscal 2013. The balance of these shares will be recognized over the remaining escrow period.

(e) Prospectus offering

On May 4, 2012, the Company announced a bought deal common share financing with a syndicate of underwriters, pursuant to which the Company sold 5,556,000 common shares at a price of $1.80 per share. The arrangement closed on May 29, 2012. Costs of the offering were approximately $794,000.

(f) Stock option plan

The Company has reserved 3,839,151 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Of the 1,440,000 options granted, 840,000 of the options vested immediately, with the remaining 600,000 options vesting as follows: 200,000 in January 2013, 200,000 in January 2014 and 200,000 in January 2015. All of the options have a term of five years.

In September 2012, the Company granted 100,000 options to an officer of the Company in connection with their employment agreement. The options were granted with an exercise price of $1.52 per share, with 25,000 options vesting immediately and 25,000 on each of the next three anniversaries.

In January 2013, the Company granted 50,000 options to an officer of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $1.19 per share, with all options vesting on the first anniversary date of the grant.

In February 2013, 5,000 options previously granted were exercised by a former director of the Company at $0.56 per share for proceeds of $2,800.

In May 2013, the Company granted 25,000 options to an employee of the Company as incentive compensation. The options have a five year term and were granted with an exercise price of $0.51 per share, with one third vesting immediately and one third vesting on each of the next two anniversary dates.

In July 2013, the Company granted 150,000 options to a new director. The options have a term of five years, vesting immediately, with an exercise price of $0.91 per share.

The estimated fair value of the options granted during the twelve months of fiscal 2013, using the Black-Scholes option pricing model, was $132,080 (2012: $2,138,973). $332,175 was expensed in the financial statements during the twelve months ending September 30, 2013 (2012: $1,604,515) relating to current and prior period grants, and has been included in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g) Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Year ended September 30
	2013	2012	2011

Weighted-average fair value of options	$0.59	$1.27	$1.56

Risk-free interest rate	2.0%	2.0%	2.0%

Volatility of the Company's common shares	80%	77%	124%

Weighted average expected life of the options	5 years	5 years	5 years

Forfeiture rate	0%	0%	0%

Expected dividends	Nil	Nil	Nil

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per share

Options outstanding, September 30, 2011	600,000	$2.00
Options issued pursuant to amalgamation (note 3)	227,500	0.69
Options granted	1,690,000	2.00
Options exercised	(197,500)	0.40
Options outstanding, September 30, 2012	2,320,000	$2.01
Options granted	225,000	0.93
Options exercised	(5,000)	0.56
Options expired	(25,000)	3.00
Options forfeited	(50,000)	2.00

Options outstanding, September 30, 2013	2,465,000	$1.90

The range of exercise prices for outstanding and exercisable options at September 30, 2013 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 0.51	25,000	4.62	8,333
$ 0.91	150,000	4.77	150,000
$ 1.19	50,000	4.27	-
$ 1.52	100,000	3.95	50,000
$ 2.00	700,000	2.87	700,000
$ 2.02	840,000	3.30	740,000
$ 2.05	600,000	3.27	300,000
	2,465,000		1,948,333

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

14.	Equity reserves and warrants reserve

Pursuant to the amalgamation in December 2011, the Company issued 227,500 stock options and 2,403,557 warrants in exchange for the existing issued and outstanding warrants of Old Merus. The fair value of these options and warrants was calculated using the Black-Scholes model to be $337,223 for the options and $1,521,743 for the warrants. These amounts were accounted for as equity reserves and warrants reserve, respectively. Assumptions used to value these warrants are disclosed in note 3.

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

	Number of	Weighted average
	warrants	exercise price
Balance, September 30, 2011	-	$-
Warrants issued pursuant to private placement	2,295,950	3.00
Warrants issued pursuant to amalgamation	2,403,557	2.34
Warrants exercised	(154,120)	1.60
Warrants expired	(68,000)	1.60
Balance, September 30, 2012	4,477,387	$2.70
Warrants expired	(2,181,437)	2.48
Balance, September 30, 2013	2,295,950	$2.91

The following share purchase warrants were outstanding at September 30, 2013:

Exercise Price	Number	Weighted Average
	Outstanding	Contractual Life

$ 2.00	197,700	1.22

$ 3.00	2,098,250	1.22

	2,295,950

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

15.	Accumulated other comprehensive income

	Translation	Total

At September 30, 2011	$-	$-
Currency translation differences	598,603	598,603

At September 30, 2012	598,603	598,603
Currency translation differences, net of tax of $20,429	5,082,943	5,082,943

At September 30, 2013	$5,681,546	$5,681,546

16.	Commitments

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	September 30	September 30
	2013	2012
Less than 1 year	$143,750	$61,594
1 to 2 years	128,265	25,408
2 to 3 years	105,576	22,689
3 to 4 years	105,576	-
4 to 5 years	26,394	-
Thereafter	-	-
Total	$509,561	$109,691

Lease expense recognized during the period was $219,693 (2012: $71,714, 2011: $74,236), which has been included in general and administrative expenses in the statements of operations.

(b) Revenue based commitments

Pursuant to the Company’s exclusive licensing and distribution agreement with Innocoll, the Company is subject to licensing fees based on a percentage of sales of the products. As at September 30, 2013, the Company is not obligated for any licensing fees as it has not launched the sale of the products.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

17.	Related party transactions

At September 30, 2013, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

		Year ended September 30
	2013	2012	2011

Salaries	$1,627,662	$968,751	$931,623
Share based compensation	993,049	2,214,421	938,176
Termination payments related to restructuring	-	-	5,689,135
	$2,620,711	$3,183,172	$7,558,934

18.	Income taxes

The major components of income tax expense for the years ended September 30, 2013 and 2012 are:

		Year ended September 30
Income tax recognized in profit or loss	2013	2012	2011
Current tax
Current period tax expense	$454,426	$-	$-
Adjustments recognized for current tax of prior periods	103,092	-	-

Deferred tax:
Recognition of opening unrecognized deferred tax assets	-	(1,608,758)	-
Provision for income taxes	$557,518	$(1,608,758)	$-

A reconciliation between income tax expense and the product of accounting income multiplied by Canada’s domestic tax rate (26.46% for Merus) for the years ended September 30, 2013 and 2012 is as follows:

		Year ended September 30
	2013	2012	2011
Loss from continuing operations before income taxes and non-controlling interest	$(1,172,305)	$(22,548,750)	$(6,794,626)

Income tax expense (benefit) at the statutory income tax rate of 26.46% (2012: 25.01%, 2011: 28.75%)	(310,192)	(5,639,442)	(1,953,455)
Impairment losses on goodwill that is not tax deductible	-	4,170,692	-
Utilization or expiry of previously unrecognized tax losses	-	(643,862)	348,396
Non-deductible expenses for tax purposes	542,732	455,021	383,956

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

Deductible temporary differences and unused tax losses not recognized, including impact of change in rate	2,095,830	48,833	(183,837)
Effect of income taxes recorded at rates different from the Canadian tax rate	(1,857,547)	-	1,398,362
Other differences	86,695	-	6,578

Tax expense (recovery)	$557,518	$(1,608,758)	$-

The difference in statutory tax rate is due to changes in provincial rates and differences in allocation of revenue between jurisdictions.

In 2012, deferred tax liabilities of $1,608,758 were recorded as part of business combinations as discussed in Note 3. Deferred tax assets of $1,608,758 were recognized since the taxable temporary differences giving rise to the above mentioned deferred tax liability were of the appropriate character and reverse in the appropriate carryforward period. The benefit of the recognition of deferred tax assets is recorded to profit or loss from continuing operations in accordance with IAS 12.

As at September 30, 2013, approximately $511,993 (2012: $471,978) of deferred tax liabilities relating to differences between the carrying value and fair value of debt have been recognized and are offset by recognized deferred tax assets of the same amount relating to debt financing costs. The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authorities.

The following is an analysis of deferred tax assets, which are currently not being recognized in the consolidated balance sheets:

	Year ended September 30
	2013	2012
Unrecognized deferred tax assets in relation to:
Unused capital and non-capital losses	$7,012,290	$5,628,859
Capital and Intangible assets	832,044	329,585
Undeducted share and debt issuance costs	356,764	564,226

	$8,201,098	$6,522,670

The aggregate amount of temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements, for which deferred tax liabilities have not been recognized is approximately $2,418,000.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

The Company has unused non-capital tax losses that may be applied against future taxable income for Canadian federal and provincial income tax purposes, which expire between 2014 and 2033 as follows:

Non-capital losses	Federal and provincial
Expires in
2014	$1,424,000
2015	1,641,000
2027 to 2029	12,744,000
2030 to 2033	5,573,000
Total	$21,382,000

The Company has realized net capital losses of approximately $12,411,000 available for carry forward to be applied against future taxable capital gains for Canadian tax purposes. These losses are available for carry forward indefinitely. The Company has not recognized any potential deferred income tax assets that may be associated with these non-capital and net capital losses.

19.	Discontinued operations

On August 26, 2013, the Company divested its North American product rights for Factive (Gemifloxacin Mesylate) tablets to Vansen Pharma. Proceeds from the disposition included US$2,200,000 cash, a note receivable for US$800,000, plus 3 million shares of Vansen. Expenses of US$261,860 were incurred on the sale. The disposition of Factive resulted in a loss on disposal, net of income taxes, of $522,271.

The results of Factive were as follows:

		Year ended September 30
	2013	2012	2011
Revenue	$1,145,742	$1,088,284	-
Cost of goods sold	569,024	247,223	-
Gross margin	576,718	841,061	-

Sales and marketing	218,863	-	-
General and administrative	456,370	152,376
Amortization of intangible assets	751,520	469,241	-
(Loss) earnings from discontinued operations	(850,035)	219,444	-
Loss on sale of discontinued operations	(522,271)	-	-
Net (loss) income	$(1,372,306)	$219,444	-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

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

The results of Watt International Inc. were as follows:

		Year ended September 30
	2013	2012	2011
Net revenue	$-	$-	$7,873,704
Operating expenses	-	-	7,775,117
Interest expense	-	-	13,884
Depreciation	-	-	303,656

Loss from discontinued operations		- -	(218,953)
Loss on sale of discontinued operations	-	-	(547,375)
Net loss	$-	$-	$(766,328)

20.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

		Year ended September 30
	2013	2012	2011
Loss attributable to equity holders of the Company	$(1,729,823)	$(20,939,992)	$(6,787,608)
Loss (profit) from discontinued operation attributable to equity holders of the Company	(1,372,306)	219,444	(766,328)

Total	$(3,102,129)	$(20,720,548)	$(7,553,936)
Weighted average number of ordinary shares in issue	33,151,593	22,929,402	8,028,377

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: warrants and stock options. As the Company recorded a net loss for the periods ended September 30, 2013, 2012 and 2011, these items were considered anti-dilutive and have therefore been excluded from the calculation of diluted earnings per share.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

		Year ended September 30
	2013	2012	2011
Loss (profit)
Loss attributable to equity holders of the Company	$(1,729,823)	$(20,939,992)	$(6,787,608)
Profit (loss) from discontinued operation attributable to equity holders of the Company	(1,372,306)	219,444	(766,328)

Total	$(3,102,129)	$(20,720,548)	$(7,553,936)
Weighted average number of ordinary shares in issue	33,151,593	22,929,402	8,028,377

Weighted average number of ordinary shares for diluted earnings per share	33,151,593	22,929,402	8,028,377

21.	Management of capital

The Company includes the following in its definition of capital:

	September 30	September 30
	2013	2012

Debt comprised of:
Senior secured facility	$29,430,962	$-
Convertible debenture	8,634,800	-
Enablex debt facility	-	34,094,768
Enablex VTB note	-	19,664,000
Support services agreement	-	328,062
Equity comprised of:
Share capital	$56,014,232	$51,639,478
Equity reserve	33,881,330	31,468,434
Warrants reserve	-	1,427,175
Convertible debt - equity component	1,313,550	-
Deficit and AOCI	(47,290,491)	(49,271,305)
	$81,984,383	$89,350,612

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (refer to note 12). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

22.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash, short-term investments, trade and other receivables, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of long-term liabilities is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

		September 30, 2013
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$104,807	$104,807
Loans and receivables
- Cash	8,084,367	8,084,367
- Trade and other receivables	7,048,104	7,048,104
- Loans receivable	166,909	166,909
Other financial liabilities
- Accounts payable and accrued liabilities	4,177,960	4,177,960
- Long term debt	38,065,762	38,679,630

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

	September 30, 2012
Classification	Carrying value	Fair value

Financial assets at FVTPL
- Short-term investments	$11,936	$11,936
Loans and receivables
- Cash	3,462,919	3,462,919
- Trade and other receivables	4,917,455	4,917,455
- Loans receivable	737,400	737,400
Other financial liabilities
- Accounts payable and accrued liabilities	1,607,040	1,607,040
- Long term debt	54,086,830	54,404,062
Derivative financial liabilities used for hedging	336,700	336,700

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
-	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
-	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2013, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2013	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$104,807	$42,989	$-	$61,818
	$104,807	$42,989	$-	$61,818

Liabilities:
	$-	$-	$-	$-
	$-	$-	$-	$-

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

At September 30, 2012, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$11,936	$11,936	$-	$-
	$11,936	$11,936	$-	$-

Liabilities:
Derivative liabilities	$336,700	$-	$336,700	$-
	$336,700	$-	$336,700	$-

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
For the years ended September 30, 2013, 2012 and 2011

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

			Year ended September 30
At September 30, 2013	2014	2015	2016	Thereafter
Debt	$8,400,000	$8,400,000	$13,200,000	$10,000,000
Accounts payable and accrued liabilities	4,177,960	-	-	-
Income taxes payable	594,344	-	-	-
Total	$13,172,304	$8,400,000	$13,200,000	$10,000,000

			Year ended September 30
At September 30, 2012	2013	2014	2015	Thereafter
Debt	$32,094,125	$10,019,937	$12,290,000	$-
Accounts payable and accrued liabilities	1,960,227	-	-	-
Derivative liabilities	336,700	-	-	-
Total	$34,391,052	$10,019,937	$12,290,000	$-

(ii)	Market risk:

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

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

The following table shows the estimated sensitivity of the Company’s after-tax net loss for the period ended September 30, 2013 from a change in the closing price of the Company’s investments with all other variables held constant as at September 30, 2013:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
closing price	in closing price	in closing price

2%	$ 831	$ (831)
4%	1,662	(1,662)
6%	2,492	(2,492)
8%	3,323	(3,323)
10%	4,154	(4,154)

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies.. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 10.

The following financial assets and liabilities were denominated in foreign currencies at September 30, 2013 (U.S. dollar 1.0303, Euro 1.3920) and September 30, 2012:

	September 30	September 30
	2013	2012
Denominated in U.S. dollars
Cash	$5,865,221	$197,308
Trade and other receivables	972,313	3,064,751
Loans receivable	166,909	737,400
Accounts payable and accrued liabilities	(80,294)	(744,573)
Debt	-	(54,076,000)

Net assets denominated in U.S. dollars	$6,924,149	$(50,821,114)

Denominated in Euros
Cash	$578,484	$144,624
Trade and other receivables	4,953,268	-
Accounts payable and accrued liabilities	(2,980,091)	-
Income taxes payable	(594,344)	(435,721)
Net assets denominated in Euros	$1,957,317	$(291,097)

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the year ended September 30, 2013 from a change in foreign currencies with all other variables held constant as at September 30, 2013:

	Change in net after-tax	Change in net after-tax
Percentage change in	loss from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$177,629	$(177,629)
4%	355,259	(355,259)
6%	532,888	(532,888)
8%	710,517	(710,517)
10%	888,146	(888,146)

(iv)	Credit risk:

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

Interest risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company is exposed to variable interest rates as a result of its senior secured debt, which currently bears interest at bank prime plus 3.0%. The Company is able to manage this exposure through facilities under its credit agreement which allow the Company to convert the interest charge to a fixed rate, either through converting to Bankers' Acceptance notes on a short-term basis or through interest rate swaps over the remaining term of the loan. As a result of this flexibility, it is management’s opinion that the Company is not exposed to significant interest rate risk. At September 30, 2013, the Company held no interest-bearing investments.

Merus Labs International Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2013, 2012 and 2011

23.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

		Year ended September 30
	2013	2012	2011
Canada	$8,983,681	$6,905,932	$-
International	19,402,287	2,351,911	-
	$28,385,968	$9,257,843	$-

The only country, other than Canada, from which the Company derived more than 10% of its revenues in either 2013 or 2012 was Germany. Revenues in Germany of $7,395,851 in 2013 (2012: $188,538) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	September 30	September 30
	2013	2012
Canada	$10,242,846	$15,772,896
International	60,096,585	63,546,052
	$70,339,431	$79,318,948

Item 19: Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles dated December 19, 2011 (Incorporated by reference to our Report of Foreign Private Issuer on Form 6-K filed on December 21, 2011)
1.2	Notice of Articles of Merus Labs International Inc. dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013)
1.3	Certificate of Amalgamation dated October 1, 2012 (Incorporated by reference to our Annual Report on Form 20-F, filed on January 2, 2013)
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

4.7	Form of Convertible Debenture dated September 20, 2013 (Incorporated by reference to our Annual Report on Form 20-F filed on December 31, 2013)
4.8	2011 Incentive Stock Option Plan (Incorporated by reference to our Annual Report on Form 20-F filed on December 31, 2013)
8.1	Subsidiaries (contained in Item 4.A hereof)
11.1	Code of Business Conduct (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
11.2	Complaint Procedures for Accounting and Auditing Matters (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
11.3	Board Mandate (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
12.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5

12.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Audit Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
15.2	Compensation Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
15.3	Nominating and Corporate Governance Committee Charter (Incorporated by reference to our Annual Report on Form 20-F, filed on December 29, 2005)
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

* Filed as an exhibit to this Amendment No. 1 to Form 20-F

6

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report, as amended, on its behalf.

MERUS LABS INTERNATIONAL INC.

Date: January 7, 2014	/s/ ELIE FARAH
Name: Elie Farah
Title: Chief Executive Officer

7