Form 40-F
period 2014-09-30
Merus Labs International Inc.
filed 2014-12-23
CIK 1031516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2014	Commission File Number: 000-30082

MERUS LABS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2834	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

100 Wellington St. West
Suite 2110, P.O. Box 151
Toronto, Ontario, Canada M5K 1H1
(416) 593-3725
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(800) 927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form                                                  [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report:
81,245,724 Common Shares as at September 30, 2014

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.
Yes [   ]      No [X]

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]      No [   ]

Indicate by check mark whether the Company has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files).
Yes [   ]      No [   ]

INTRODUCTORY INFORMATION

            In this annual report on Form 40-F (the “Annual Report”), references to the “Company” or “Merus” mean Merus Labs International Inc. and its subsidiaries, unless the context suggests otherwise.

            Merus is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”) . The equity securities of the Company are further exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

            The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended September 30, 2014 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended September 30, 2014, 2013 and 2012, including the reports of independent registered public accounting firms with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended September 30, 2014 (the “MD&A”)	99.3

FORWARD-LOOKING STATEMENTS

            This Annual Report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Annual Report or in documents incorporated by reference in this Annual Report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements.

            Forward-looking statements include, among others, statements regarding:

  our expectations regarding sales from our existing products, including our sales forecasts;

  our ability to acquire new products;

  our expectations regarding it ability to raise capital, including our ability to secure the financing necessary to enable us to acquire new products;

  our expectations regarding sales from products that we acquire or license;

  our expectations regarding the pricing of our products;

  our forecasts regarding our operating expenditures, including general and administrative expenses,

  our expectations regarding the development of our target markets;

  our expectations regarding government regulations of our products and any new products that we acquire;

  our expectations regarding currency exchange rates;

  our expectations regarding income taxes;

  our plans, objectives and targets for future revenue growth and operating performance;

  our plans and objectives regarding new products that it may acquire; and

  our forecast business results and anticipated financial performance.

            The above forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Key assumptions upon which the Company’s forward-looking statements are based include the following:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  no unforeseen changes in the prices for our products in markets where prices are regulated;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

            No assurance can be given that these assumptions will prove to be correct. These assumptions should be considered carefully by readers. Readers are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

            Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to:

  the specific risks set forth in the AIF and the MD&A;

  the acceptance and pricing of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

  our ability to successfully market and sell our products;

  our ability to increase sales of our existing products;

  our ability to acquire new products and, upon acquisition, to successfully market and sell new products that are acquired;

  our ability to achieve the financing necessary to complete the acquisitions to new products;

  unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

  our ability to successfully challenge the Apotex notice of allegation with respect to the Company’s Enablex product;

  core patent protection for Merus’ initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

  delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

  our ability to service existing debt;

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

  regulatory, legal or other setbacks with respect to our operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or our interests;

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

            Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

            Investors are advised to carefully review and consider the risk factors identified in the AIF under the heading “Risk Factors” and in the MD&A for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the AIF and the MD&A. Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information and statements contained in this AIF and the MD&A are made as of the date thereof and, accordingly, are subject to change after such date. The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

International Financial Reporting Standards

            The Company is permitted under the MJDS to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has prepared its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

            Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Evaluation of Disclosure Controls and Procedures

            At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended September 30, 2014, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

            The Company is required under the Exchange Act to maintain internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

            With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at September 30, 2014. In making this evaluation, the Company’s management used the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2014.

Auditor’s Attestation Report

            This Company is not required to include an auditor attestation report on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

            During the year ended September 30, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

            The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

            The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended September 30, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

            The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

  Audit Committee, as required by Rule 5605(c) of the NASDAQ Listing Rules

  Compensation Committee, as required by Rule 5605(d) of the NASDAQ Listing Rules, and

  Nominating and Corporate Governance Committee, as required by Rule 5605(e) of the NASDAQ Listing Rules.

            The Board of Directors has determined that all the members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are independent, based on the criteria for independence prescribed by Rule 5605 of the NASDAQ Listing Rules.

Audit Committee

Composition of the Audit Committee

            The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Listing Rules. The Company's Audit Committee is comprised of three directors that the Board of Directors have determined are independent as determined under each of Rule 10A-3 of the Exchange Act and Rules 5605(a)(2) and 5605(c)(2) of the NASDAQ Listing Rules:

  David Guebert (Chair),

  Timothy Sorensen, and

  Michael Cloutier.

            All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The Audit Committee meets the composition requirements set forth by Rule 5605(c)(2) of the NASDAQ Listing Rules.

Audit Committee Charter

            The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report

Audit Committee Financial Expert

            The Company’s Board of Directors has determined that David Guebert, chairman of the Audit Committee, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).

Compensation Committee

            The Compensation Committee is comprised of three independent directors:

  Robert Pollock (chair),

  Timothy Sorensen, and

  David Guebert.

Nominating and Corporate Governance Committee

            The Nominating and Corporate Governance Committee is comprised of three independent directors:

  Timothy Sorenson (chair),

  Robert Pollock, and

  David Guebert.

CODE OF ETHICS

Adoption of Code of Ethics

            The Company has adopted a Code of Business Conduct (the “Code of Business Conduct”) for all its directors, executive officers and employees in accordance with Rule 5610 of the NASDAQ Listing Rules. The Code of Business Conduct meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F. The text of the Code of Business Conduct is posted on the Company's website at www.meruslabs.com.

Amendments or Waivers

            During the fiscal year ended September 30, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct with respect to any of the directors, executive officers or employees subject to it.

            To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Business Conduct for an executive officer or director, Rule 5610 of the NASDAQ Listing Rules requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

            The following table shows the aggregate fees billed to the Company by (i) Deloitte LLP, the Company’s former independent registered public accounting firm, and (ii) MNP LLP, the Company’s current independent registered public accounting firm, in each of the last two years:

	Year Ended September 30
	2013(5)	2014(5)

Audit Fees (1)	$270,000	$220,000

Audit Related Fees (2)	18,000	-

Tax Fees (3)	69,000	8,000

All Other Fees (4)	40,000	160,000

Total	$399,000	$388,000

(1)

Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above

(3)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	Other fees in 2013 and 2014 related to review of prospectus filing and consulting fees related to internal controls over financial reporting.

(5)	All amounts in Canadian dollars.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

            The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended September 30, 2014 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET ARRANGEMENTS

            The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

            The following table presents information with respect to the Company’s known contractual obligations as at September 30, 2014:

		Less than one	1-3		More than 5
	Total	year	Years	3 to 5 years	years
	($000s)	($000s)	($000s)	($000s)	($000s)

Long term debt	80,000	16,000	32,000	32,000	-

Lease obligations	351	114	211	26	-

Total	80,351	16,114	32,211	32,026	-

NASDAQ CORPORATE GOVERNANCE

            The Company's common shares are listed on the NASDAQ Capital Market. Section 5615(a)(3) of the NASDAQ Listing Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of the NASDAQ Listing Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of the NASDAQ Listing Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NASDAQ listing standards is provided below.

  The Company has elected to follow Canadian practices regarding determining whether shareholder approval is required for a particular offering in lieu of the requirements of Listing Rule 5600 with the exception that those rules which are required to be followed pursuant to the provisions of Rule 5615(a)(3). The Company’s practices regarding determining whether shareholder approval is required for a particular offering are not prohibited by Canadian law.

  Rule 5620(c) of the NASDAQ Listing Rules requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Company’s articles provide that a quorum for the transaction of business at a shareholder meeting is two people who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the outstanding shares of the Company carrying voting rights at the meeting. The Company’s practices regarding the quorum requirement for meetings of shareholders are not prohibited by Canadian law.

            In addition, the Company may from time-to-time seek relief from NASDAQ corporate governance requirements on specific transactions under Section 5615(a)(3) of the NASDAQ Listing Rules, in which case, the Company shall make the disclosure of such transactions available on its website at www.meruslabs.com. Information contained on the Company's website is not part of this annual report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

            The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

  the securities registered pursuant to Form 40-F;

  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

  transactions in said securities.

Consent to Service of Process

            Concurrently with the filing of this Annual Report on Form 40-F with the SEC, the Company has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

            Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Company.

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 22, 2014	MERUS LABS INTERNATIONAL INC.

By:	/s/ Barry Fishman

Barry Fishman
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended September 30, 2014 (1)

99.2

Audited financial statements of the Company and the notes thereto for the fiscal years ended September 30, 2014, 2013 and 2012 together with the reports of the independent registered public accounting firms thereon (1)

99.3	Management’s Discussion and Analysis of the Company for the year ended September 30, 2014 (1)

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Consents

99.8	Consent of Deloitte LLP dated December 22, 2014 (1)

99.9	Consent of MNP LLP dated December 22, 2014 (1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F