Form 40-F
period 2015-09-30
Merus Labs International Inc.
filed 2015-12-30
CIK 1031516

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2015	Commission File Number: 000-30082

MERUS LABS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2834	Not Applicable

(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered

Common Shares, no par value	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 102,301,641 Common Shares as at September 30, 2015

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

Yes	☐	No	☒

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

Yes	☐	No	☐

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended September 30, 2015 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended September 30, 2015 and 2014, including the report of independent registered public accounting firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended September 30, 2015 (the “MD&A”)	99.3

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

Forward-looking statements include, among others, statements regarding:

•	our expectations regarding sales from our existing products, including our sales forecasts;

•	our ability to acquire new products;

•	our expectations regarding our ability to raise capital, including our ability to secure the financing necessary to enable us to acquire new products;

•	our expectations regarding sales from products that we acquire or license;

•	our expectations regarding the pricing of our products;

•	our forecasts regarding our operating expenditures, including general and administrative expenses,

•	our expectations regarding the development of our target markets;

•	our expectations regarding government regulations of our products and any new products that we acquire;

•	our expectations regarding currency exchange rates;

•	our expectations regarding income taxes;

•	our plans, objectives and targets for future revenue growth and operating performance;

•	our plans and objectives regarding new products that it may acquire; and

•	our forecast business results and anticipated financial performance.

The above forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Key assumptions upon which the Company’s forward-looking statements are based include the following:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our products in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our products;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

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

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to:

•	the specific risks set forth in the AIF and the MD&A;

•	our ability to successfully market and sell our products;

•	our ability to service existing debt;

•	our ability to increase sales of our existing products;

•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions to new products;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;

•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;

•	the inability to adequately protect our key intellectual property rights;

•	the loss of key management or scientific personnel;

•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended September 30, 2015, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and

•	accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Control over Financial Reporting

The Company is required under the Exchange Act to maintain internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at September 30, 2015. In making this evaluation, the Company’s management used the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2015.

Auditor’s Attestation Report

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm as the Company is an “emerging growth company”, as defined under the Exchange Act, and is not required under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended by the Jumpstart Our Business Startups Act, to include an auditor attestation report on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended September 30, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated the following committees:

•	Audit Committee, as required by Rule 5605(c) of the NASDAQ Listing Rules

•	Compensation Committee, as required by Rule 5605(d) of the NASDAQ Listing Rules, and

•	Nominating and Corporate Governance Committee, as required by Rule 5605(e) of the NASDAQ Listing Rules.

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

•	David Guebert (Chair),

•	Timothy Sorensen, and

•	Michael Cloutier.

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

Audit Committee Charter

The full text of the Charter for the Audit Committee is attached as Schedule A to the Company's AIF, which is filed as Exhibit 99.1 to this Annual Report.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that David Guebert, chairman of the Audit Committee, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act).

Compensation Committee

The Compensation Committee is comprised of three independent directors:

•	Robert Pollock (chair),

•	Theresa Firestone, and

•	David Guebert.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three independent directors:

•	Theresa Firestone (chair),

•	Timothy Sorensen, and

•	Dr. Robert Bloch.

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

Amendments or Waivers

During the fiscal year ended September 30, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct with respect to any of the directors, executive officers or employees subject to it.

To the extent that the Company's board or a board committee determines to grant any waiver of the Code of Business Conduct for an executive officer or director, Rule 5610 of the NASDAQ Listing Rules requires that the waiver must be disclosed to shareholders within four business days of such determination.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by MNP LLP, Chartered Professional Accountants, Licensed Public Accountants (“MNP LLP”), the Company’s current independent registered public accounting firm, in each of the last two years:

	Year Ended September 30
Nature of Services	2015(1)	2014(1)
Audit Fees(2)	225,000	220,000
Audit-Related Fees(3)	-	-
Tax Fees(4)	23,500	8,000
All Other Fees(5)	143,000	160,000
Total	$391,500	$388,000

(1)	All amounts in Canadian dollars.

(2)	Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)	Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

(4)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance services and tax advice.

(5)	Other fees in 2015 and 2014 related to review of prospectus filing and consulting fees related to internal controls over financial reporting.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended September 30, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at September 30, 2015:

	Total ($000s)	Less than one year ($000s)	1-3 Years ($000s)	3 to 5 years ($000s)	More than 5 years ($000s)
Long term debt	64,000	16,000	32,000	16,000	-
Lease obligations	237	105	132	-	-
Total	64,237	16,105	32,132	16,000	-

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

•	The Company has elected to follow Canadian practices regarding determining whether shareholder approval is required for a particular offering in lieu of the requirements of Listing Rule 5600 with the exception that those rules which are required to be followed pursuant to the provisions of Rule 5615(a)(3). The Company’s practices regarding determining whether shareholder approval is required for a particular offering are not prohibited by Canadian law.

•	Rule 5620(c) of the NASDAQ Listing Rules requires that the quorum for meetings of shareholders of a listed company be not less than 33 1/3% of the issued and outstanding shares entitled to vote at a meeting of shareholders. The Company’s articles provide that a quorum for the transaction of business at a shareholder meeting is two people who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the outstanding shares of the Company carrying voting rights at the meeting. The Company’s practices regarding the quorum requirement for meetings of shareholders are not prohibited by Canadian law.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:

•	the securities registered pursuant to Form 40-F;

•	the securities in relation to which the obligation to file an annual report on Form 40-F arises; or

•	transactions in said securities.

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

Date: December 29, 2015	MERUS LABS INTERNATIONAL INC.

By:
/s/ Barry Fishman
Barry Fishman
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended September 30, 2015 (1)

99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended September 30, 2015 and 2014 together with the report of the independent registered public accounting firm thereon (1)

99.3	Management’s Discussion and Analysis of the Company for the year ended September 30, 2015 (1)

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Consents

99.8	Consent of MNP LLP dated December 29 2015 (1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F