Form 40-F
period 2016-09-30
Merus Labs International Inc.
filed 2016-12-29
CIK 1031516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 30, 2016	Commission File Number: 000-30082

MERUS LABS INTERNATIONAL INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2834	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report: 116,999,906 Common Shares as at September 30, 2016

Indicate by check mark whether the Company by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Company in connection with such Rule.

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

ANNUAL INFORMATION FORM, AUDITED FINANCIAL STATEMENTS AND MD&A

The following documents of the Company are filed and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended September 30, 2016 (the “AIF”)	99.1
Audited financial statements of the Company for the years ended September 30, 2016 and 2015, including the report of independent registered public accounting firm with respect thereto	99.2
Management’s Discussion and Analysis of the Company for the year ended September 30, 2016 (the “MD&A”)	99.3

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

Management’s Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, being the fiscal year ended September 30, 2016, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is:

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

Management’s Assessment of Effectiveness of Internal Control Over Financial Reporting

With the participation of the CEO and CFO, management carried out an evaluation of the Company’s internal control over financial reporting as at September 30, 2016. In making this evaluation, the Company’s management used the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at September 30, 2016.

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

Changes in Internal Control over Financial Reporting

During the year ended September 30, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

The Company did not send any notices required by Rule 104 of Regulation BTR during the year ended September 30, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Amendments or Waivers

During the fiscal year ended September 30, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code of Business Conduct with respect to any of the directors, executive officers or employees subject to it.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table shows the aggregate fees billed to the Company by MNP LLP, Chartered Professional Accountants, Licensed Public Accountants (“MNP LLP”), the Company’s current independent registered public accounting firm, in each of the last two years:

	Year Ended September 30
Nature of Services	2015(1)	2016(1)
Audit Fees(2)	225,000	336,100
Audit-Related Fees(3)	-	82,800
Tax Fees(4)	23,500	92,800
All Other Fees(5)	143,000	180,900
Total	$391,500	$692,600

(1)	All amounts in Canadian dollars.

(2)	Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(3)	Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.

(4)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance services and tax advice.

(5)	Other fees in 2016 related to due diligence and enterprise risk services. Other fees in 2015 related to review of prospectus filing and consulting fees related to internal controls over financial reporting.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended September 30, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

CONTRACTUAL OBLIGATIONS

The following table presents information with respect to the Company’s known contractual obligations as at September 30, 2016:

	Total ($000s)	Less than one year ($000s)	1-3 Years ($000s)	3 to 5 years ($000s)	More than 5 years ($000s)
Long term debt	148,137	36,071	65,838	46,228	-
Lease obligations	1,377	301	601	475	-
Operating line	5,000	5,000	-	-	-
Accounts payable and accrued liabilities	15,875	15,875	-	-	-
Total	170,389	57,247	66,439	46,703	-

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

Date: December 29, 2016	MERUS LABS INTERNATIONAL INC.

	By:	/s/ Barry Fishman
Barry Fishman
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Principal Documents

99.1	Annual Information Form of the Company for the year ended September 30, 2016 (1)

99.2	Audited financial statements of the Company and the notes thereto for the fiscal years ended September 30, 2016 and 2015 together with the report of the independent registered public accounting firm thereon (1)

99.3	Management’s Discussion and Analysis of the Company for the year ended September 30, 2016 (1)

Certifications

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)

Consents

99.8	Consent of MNP LLP dated December 29, 2016 (1)

(1)	Filed as an Exhibit to this Annual Report to Form 40-F